Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258947
PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
September 7, 2021
To the Stockholders of Capstead Mortgage Corporation:
The board of directors (the “BSPRT Board”) of Benefit Street Partners Realty Trust, Inc. (“BSPRT”) and the board of directors (the “Capstead Board”) of Capstead Mortgage Corporation (“Capstead”), each a Maryland corporation, each have approved an Agreement and Plan of Merger, dated as of July 25, 2021 (as such agreement may be amended or modified from time to time, the “Merger Agreement”), by and among BSPRT, Rodeo Sub I, LLC, a Maryland limited liability company (“Merger Sub”), Capstead and Benefit Street Partners L.L.C., a Delaware limited liability company and the external advisor of BSPRT (the “BSPRT Advisor”) pursuant to which Capstead will merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”). The closing of the Merger will occur as promptly as practicable following satisfaction of all closing conditions set forth in the Merger Agreement, but either BSPRT or Capstead may terminate the Merger Agreement if the closing has not occurred by January 26, 2022. Upon completion of the Merger, BSPRT will change its name to “Franklin BSP Realty Trust, Inc.” and its shares of Class A common stock, par value $0.01 per share (“BSPRT Common Stock”), will be listed on the New York Stock Exchange under the symbol “FBRT”.
Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Capstead (“Capstead Common Stock”) will be converted into the right to receive: from BSPRT, (A) a number of shares of BSPRT Common Stock equal to the quotient (rounded to the nearest one ten-thousandth) (the “Exchange Ratio”) determined by dividing (i) Capstead’s adjusted book value per share by (ii) BSPRT’s adjusted book value per share (the “Per Share Stock Consideration”), and (B) a cash amount equal to the product of (rounding to the nearest cent) (x) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (y) 22.5%, without any interest thereon (the “Per Share Cash Consideration” and together with the Per Share Stock Consideration, the “Per Common Share BSPRT Consideration”); and from the BSPRT Advisor, a cash amount equal to the product of (rounding to the nearest cent) (A) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (B) 77.5%, without any interest thereon (the “Advisor Cash Consideration” and together with the Per Common Share BSPRT Consideration, the “Total Per Common Share Consideration”).
Based on the number of shares of Capstead Common Stock and the number of Company performance units outstanding on the close of business on August 3, 2021, and an assumed Exchange Ratio of 0.3521 based on the adjusted book value per share of BSPRT Common Stock and Capstead Common Stock as of June 30, 2021, calculated in accordance with the Merger Agreement, we expect approximately 34,344,313 shares of BSPRT Common Stock will be issued in connection with the Merger. The actual Exchange Ratio will be publicly announced at least three business days before the Capstead special meeting of stockholders as described below.
Each share of Capstead’s 7.50% Series E Cumulative Redeemable Preferred Stock, $0.10 par value per share, will be converted into the right to receive one share of a newly designated series of BSPRT preferred stock, par value $0.01 per share, which will be classified and designated as BSPRT’s 7.50% Series E Cumulative Redeemable Preferred Stock (“BSPRT Series E Preferred Stock”), which will be listed on the New York Stock Exchange under the symbol “FBRT PRE” upon completion of the Merger.
Capstead will hold a special meeting of its stockholders, which will be held solely by means of remote communication live over the Internet on October 15, 2021, at 9:00 a.m., Central Time. Holders of Capstead Series E Preferred Stock will not be entitled to vote on any matter at the Capstead special meeting.
At the Capstead special meeting, the Capstead common stockholders will be asked to (i) consider and vote on a proposal (the “Capstead Merger Proposal”) to approve the Merger and the other transactions contemplated by the Merger Agreement, (ii) consider and vote on a non-binding advisory proposal (the “Capstead Non-Binding Compensation Advisory Proposal”) to approve the compensation that may be paid or become payable to Capstead’s named executive officers that is based on or otherwise relates to the Merger and (iii) approve the adjournment of the Capstead special meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Capstead Merger Proposal (the “Capstead Adjournment Proposal”). The Capstead Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Capstead, (ii) approved the Merger Agreement and declared that the transactions contemplated by the Merger Agreement, including the Merger, are advisable, (iii) directed that the Merger and the other transactions contemplated by the Merger Agreement be submitted to the holders of Capstead Common Stock for consideration at the Capstead special meeting and (iv) recommended, in accordance with and subject to the provisions of the Merger Agreement, that the holders of Capstead Common Stock approve the Merger and the other transactions contemplated by the Merger Agreement. The Capstead Board unanimously recommends that the Capstead common stockholders vote “FOR” the Capstead Merger Proposal, “FOR” the Capstead Non-Binding Compensation Advisory Proposal and “FOR” the Capstead Adjournment Proposal. Only those matters included in the notice of the Capstead special meeting (“Notice of Special Meeting”) may be considered and voted upon at the Capstead special meeting.
This proxy statement/prospectus provides detailed information about the Capstead special meeting, the Merger Agreement, the Merger and other related matters. A copy of the Merger Agreement is included as Annex A to this proxy statement/prospectus. We encourage you to read this proxy statement/prospectus, the Merger Agreement and the other annexes to this proxy statement/prospectus carefully and in their entirety. In particular, you should carefully consider the discussion in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 26. You may also obtain more information about each company from the documents they file with the Securities and Exchange Commission (the “SEC”).
Whether or not you plan to attend the Capstead special meeting virtually, please complete, date, sign and return, as promptly as possible, the enclosed proxy card in the accompanying reply envelope or authorize a proxy to vote your shares of Capstead Common Stock through the Internet or by telephone. You may also authorize a proxy to vote your shares over the Internet using the Internet address on the enclosed proxy card or by telephone using the toll-free number on the enclosed proxy card. If you authorize a proxy to vote your shares through the Internet or by telephone, you will be asked to provide the company number and control number from the enclosed proxy card. If you attend and vote at a special meeting virtually over the Internet, your vote by ballot will revoke any proxy previously submitted.
Your vote is very important, regardless of the number of shares of Capstead Common Stock you own. Whether or not you plan to attend the Capstead special meeting virtually, please authorize a proxy to vote your shares of stock as promptly as possible to make sure that your shares of stock are represented at the special meeting. Please note that the failure to vote, or authorize a proxy to vote, your shares of stock of Capstead is the equivalent of a vote against the Capstead Merger Proposal.
Thank you in advance for your continued support.
Sincerely,

Phillip A. Reinsch
President, Chief Executive Officer and Director
Capstead Mortgage Corporation
Neither the SEC nor any state securities regulatory agency has approved or disapproved of the securities to be issued in connection with the Merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated September 7, 2021, and is first being mailed to the stockholders of Capstead on or about September 8, 2021.

CAPSTEAD MORTGAGE CORPORATION
8401 N. Central Expressway, Suite 800
Dallas, Texas 75225
(214) 874-2323
NOTICE OF SPECIAL MEETING OF CAPSTEAD COMMON STOCKHOLDERS
TO BE HELD ON OCTOBER 15, 2021
NOTICE IS HEREBY GIVEN that a special meeting of common stockholders (the “Capstead special meeting”) of Capstead Mortgage Corporation, a Maryland corporation (“Capstead”), will be held solely by means of remote communication live over the Internet at www.proxydocs.com/CMO on October 15, 2021, at 9:00 a.m., Central Time, for the following purposes:
1.
to consider and vote on a proposal (the “Capstead Merger Proposal”) to approve the merger of Capstead with and into Rodeo Sub I, LLC, a Maryland limited liability company (“Merger Sub”), with Merger Sub continuing as the surviving entity, and the other transactions contemplated in connection therewith (collectively, the “Merger”), pursuant to that certain Agreement and Plan of Merger, dated as of July 25, 2021 (as such agreement may be amended or modified from time to time, the “Merger Agreement”), by and among Benefit Street Partners Realty Trust, Inc., a Maryland corporation (“BSPRT”), Merger Sub, Capstead and Benefit Street Partners L.L.C., a Delaware limited liability company and the external advisor of BSPRT (the “BSPRT Advisor”), a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice;

2.
to consider and vote on a non-binding advisory proposal to approve the compensation that may be paid or become payable to Capstead’s named executive officers that is based on or otherwise relates to the Merger (the “Capstead Non-Binding Compensation Advisory Proposal”); and

3.
to consider and vote on a proposal to approve the adjournment of the Capstead special meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Capstead Merger Proposal.

Capstead will transact no other business at the Capstead special meeting or any postponement or adjournment thereof. Please refer to the attached proxy statement/prospectus for further information with respect to the business to be transacted at the Capstead special meeting. The board of directors of Capstead (the “Capstead Board”) has fixed the close of business on August 26, 2021 as the record date (the “Capstead Record Date”) for the determination of the holders of shares of common stock, par value $0.01 per share, of Capstead (the “Capstead Common Stock”) entitled to the notice of, and to vote at, the Capstead special meeting and any postponement or adjournment thereof. Accordingly, only Capstead common stockholders at the close of business on the Capstead Record Date are entitled to the notice of, and to vote at, the Capstead special meeting and any postponement or adjournment thereof.
The Capstead Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Capstead, (ii) approved the Merger Agreement and declared that the transactions contemplated by the Merger Agreement, including the Merger, are advisable, (iii) directed that the Merger and the other transactions contemplated by the Merger Agreement be submitted to the holders of Capstead Common Stock for consideration at the Capstead special meeting and (iv) recommended, in accordance with and subject to the provisions of the Merger Agreement, that the holders of Capstead Common Stock approve the Merger and the other transactions contemplated by the Merger Agreement. The Capstead Board unanimously recommends that the Capstead common stockholders vote “FOR” the Capstead Merger Proposal, “FOR” the Capstead Non-Binding Compensation Advisory Proposal and “FOR” the Capstead Adjournment Proposal.
Your vote is very important, regardless of the number of shares of Capstead Common Stock you own. Whether or not you plan to attend the Capstead special meeting virtually, please authorize a proxy to vote your shares of Capstead Common Stock as promptly as possible to make sure that your shares are represented at the Capstead special meeting. Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the Capstead Merger Proposal, “FOR” the Capstead Non-Binding Compensation Advisory Proposal and “FOR” the Capstead Adjournment Proposal.
To ensure your representation at the Capstead special meeting, you are urged to vote your shares of Capstead Common Stock (1) by phone, (2) via the Internet before the meeting or during the meeting or (3) by marking, signing, dating and promptly returning the proxy card in the enclosed postage-paid envelope for that purpose. Whether or not you plan to attend the virtual Capstead special meeting, we urge you to vote in advance of the Capstead special meeting by one of the methods described above. Any Capstead stockholder attending the virtual Capstead special meeting may vote at the Capstead special meeting even if he or she previously submitted a proxy. If your shares of Capstead Common Stock are held by a bank, broker or other agent, please follow the instructions from your bank, broker or other agent to have your shares voted.
If you do not vote on the Capstead Merger Proposal, this will have the same effect as a vote by you against the approval of the Capstead Merger Proposal.
Please note that if you hold shares of Capstead Common Stock in different accounts, it is important that you vote or authorize a proxy to vote the shares of Capstead Common Stock represented by each account. If you attend the Capstead special meeting virtually over the Internet, you may revoke your proxy and vote electronically at the Capstead special meeting, even if you have previously returned your proxy card or authorized, through the Internet or by telephone, a proxy to vote your shares of Capstead Common Stock.
Only stockholders of record and beneficial owners of shares of Capstead Common Stock as of the close of business on the Capstead Record Date may attend and participate in the Capstead special meeting, including voting and asking questions during the virtual Capstead special meeting. You will not be able to attend the Capstead special meeting physically in person.
In order to attend the Capstead special meeting, you must register at www.proxydocs.com/CMO by 5:00 p.m., Eastern Time on October 13, 2021. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Capstead special meeting and to vote and submit questions during the Capstead special meeting.
As part of the registration process, you must enter the control number located on your proxy card or in the instructions that accompanied your proxy materials. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process.
On the day of the Capstead special meeting, October 15, 2021, stockholders may begin to log in to the virtual-only Capstead special meeting 15 minutes prior to the Capstead special meeting. The Capstead special meeting will begin promptly at 9:00 a.m., Central Time. Please allow ample time for online login.
We will have technicians ready to assist you with any technical difficulties you may have accessing the Capstead special meeting. If you encounter any difficulties accessing the virtual-only Capstead special meeting platform, including any difficulties voting or submitting questions, you may call the technical support number that will be posted in your instructional email.
This notice and the enclosed proxy statement/prospectus are first being mailed to Capstead stockholders on or about September 8, 2021.
By Order of the Board of Directors,

Lance J. Phillips
Senior Vice President, Chief Financial Officer and Secretary
Dallas, Texas
September 7, 2021

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about BSPRT and Capstead from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your request. To obtain timely delivery, you must request the information no later than five business days before the date of the Capstead special meeting. You can obtain copies of this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus by requesting them from:
Capstead Mortgage Corporation
8401 North Central Expressway, Suite 800
Dallas, Texas 75225
(214) 874-2339
Attention: Investor Relations
or
Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, New York 10104
(800) 509-0976
Investors may also consult BSPRT’s or Capstead’s website for more information concerning the Merger and other related transactions described in this proxy statement/prospectus. BSPRT’s website is www.bsprealtytrust.com. Capstead’s website is www.capstead.com. Each company’s public filings are also available at www.sec.gov. The information contained on BSPRT’s and Capstead’s websites is not part of this proxy statement/prospectus and is not incorporated herein by reference. The references to BSPRT’s and Capstead’s websites are intended to be inactive textual references only.
If you would like to request copies of this proxy statement/prospectus and any documents that are incorporated by reference into this proxy statement/prospectus, please do so by October 8, 2021, in order to receive them before the Capstead special meeting.
For more information, see “Where You Can Find More Information and Incorporation by Reference” beginning on page 194.

ABOUT THIS DOCUMENT
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 (Registration Statement No. 333-258947) filed by BSPRT with the SEC, constitutes a prospectus of BSPRT for purposes of the Securities Act of 1933, as amended (the “Securities Act”), with respect to (i) the shares of BSPRT Common Stock to be issued to Capstead common stockholders in exchange for shares of Capstead Common Stock and (ii) the shares of BSPRT Series E Preferred Stock to be issued to holders of Capstead Series E Preferred Stock, in each case pursuant to the Merger Agreement. This proxy statement/prospectus also constitutes a proxy statement for Capstead for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, it constitutes a notice of special meeting with respect to the Capstead special meeting.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated September 7, 2021, and you should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date (or, in the case of documents incorporated by reference, their respective dates). Neither the mailing of this proxy statement/prospectus to Capstead stockholders nor the BSPRT Common Stock Issuance to Capstead common stockholders in the Merger pursuant to the Merger Agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or to any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding BSPRT has been provided by BSPRT and information contained in or incorporated by reference into this proxy statement/prospectus regarding Capstead has been provided by Capstead. BSPRT and Capstead have both contributed to the information relating to the Merger contained in this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS AND THE MERGER
The following questions and answers are intended to address certain commonly asked questions regarding the Merger Agreement, the Merger and the Capstead special meeting. These questions and answers do not address all questions that may be important to you as a stockholder of Capstead. Please refer to the “Summary” beginning on page 13 and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents incorporated by reference in this proxy statement/prospectus, which you should read carefully. Unless stated otherwise, all references in this proxy statement/prospectus to:
•
“Advisor Cash Consideration” refers to a cash amount paid by the BSPRT Advisor equal to the product of (rounding to the nearest cent) (A) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (B) 77.5%, without any interest thereon.

•	“Benefit Street Partners Realty Operating Partnership” refers to Benefit Street Partners Realty Operating Partnership, L.P., a Delaware limited partnership.
•	“BSPRT” refers to Benefit Street Partners Realty Trust, Inc., a Maryland corporation.
•	“BSPRT Advisor” refers to Benefit Street Partners L.L.C., BSPRT’s external manager.
•	“BSPRT Advisory Agreement” refers to the Amended and Restated Advisory Agreement, dated January 19, 2018, among BSPRT, Benefit Street Partners Realty Operating Partnership and BSPRT Advisor.
•	“BSPRT Board” refers to the board of directors of BSPRT.
•	“BSPRT Bylaws” refers to BSPRT’s Amended and Restated Bylaws, as amended from time to time.
•	“BSPRT Charter” refers to the charter of BSPRT.
•	“BSPRT Class B Common Stock” refers to the Class B common stock, par value $0.01 per share, of BSPRT, which will be created in connection with the BSPRT Recapitalization.
•	“BSPRT Common Stock” refers to the common stock, par value $0.01 per share, of BSPRT, which will be renamed “Class A common stock” in connection with the BSPRT Recapitalization.
•	“BSPRT Common Stock Issuance” refers to the issuance of shares of BSPRT Common Stock to holders of Capstead Common Stock, as contemplated by the Merger Agreement.
•	“BSPRT Preferred Stock” refers to BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock, BSPRT Series D Preferred Stock and BSPRT Series E Preferred Stock.
•	“BSPRT Recapitalization” refers to the BSPRT Reverse Stock Split and BSPRT Stock Dividend, collectively.
•	“BSPRT Reverse Stock Split” refers to the one-for-ten reverse stock split of the outstanding shares of BSPRT Common Stock contemplated to be completed prior to the Merger.
•	“BSPRT Series A Preferred Stock” refers to BSPRT’s Series A convertible preferred stock, par value $0.01 per share.
•	“BSPRT Series C Preferred Stock” refers to BSPRT’s Series C convertible preferred stock, par value $0.01 per share.
•	“BSPRT Series D Preferred Stock” refers to BSPRT’s Series D convertible preferred stock, par value $0.01 per share.
•	“BSPRT Series E Preferred Stock” refers to BSPRT’s newly classified 7.50% Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share.
•
“BSPRT Stock Dividend” refers to the stock dividend of nine shares of BSPRT Class B Common Stock to be distributed to each holder of one share of BSPRT Common Stock, which will be completed prior to the Merger.

•
“Cancelled Shares” refers to all shares of Capstead Common Stock held by BSPRT or Merger Sub or by any wholly owned subsidiary of BSPRT or Merger Sub or any wholly owned subsidiary of Capstead immediately prior to the effective time of the Merger.

•	“Capstead” refers to Capstead Mortgage Corporation, a Maryland corporation.
•
“Capstead Adjournment Proposal” refers to the proposal to approve the adjournment of the Capstead special meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Capstead Merger Proposal.

•	“Capstead Board” refers to the board of directors of Capstead.
•	“Capstead Bylaws” refers to Capstead’s Amended and Restated Bylaws, as amended from time to time.
•	“Capstead Charter” refers to the charter of Capstead.
•	“Capstead Common Stock” refers to each outstanding share of common stock, par value $0.01 per share, of Capstead.
•	“Capstead Equity Plan” refers to Capstead’s Amended and Restated 2014 Flexible Incentive Plan.
•	“Capstead Merger Proposal” refers to the proposal to the Capstead stockholders to approve the Merger.
•
“Capstead Non-Binding Compensation Advisory Proposal” refers to the non-binding advisory proposal to approve the compensation that may be paid or become payable to Capstead’s named executive officers that is based on or otherwise relates to the Merger.

•	“Capstead Performance Unit” refers to any award of performance units granted under the Capstead Equity Plan.
•	“Capstead Record Date” means August 26, 2021.
•	“Capstead Restricted Stock” refers to any restricted stock issued under the Capstead Equity Plan.
•	“Capstead Series E Preferred Stock” refers to Capstead’s 7.50% Series E Cumulative Redeemable Preferred Stock, $0.10 par value per share.
•	“Capstead special meeting” means the special meeting of Capstead’s common stockholders to be held on October 15, 2021, at 9:00 a.m., Central Time.
•	“Closing” refers to the closing of the Merger.
•	“Code” refers to the Internal Revenue Code of 1986, as amended.
•	“Combined Company” refers to BSPRT, which will be renamed “Franklin BSP Realty Trust, Inc.,” and its subsidiaries after the Closing.
•
“Core Earnings” refers to Capstead’s GAAP net income (loss) excluding (i) unrealized gains or losses on derivative instruments, (ii) realized gains or losses on termination of derivative instruments, (iii) amortization of unrealized gains or losses of derivative instruments held at the time of de-designation, (iv) realized gains or losses on securities and (v) the impact of the cumulative fees and expenses incurred by Capstead and any of its subsidiaries in connection with the transactions contemplated by the Merger Agreement.

•	“Credit Suisse” refers to Credit Suisse Securities (USA) LLC.
•
“Determination Date” means the last day of the month immediately preceding the month in which the conditions to Closing are reasonably expected to be satisfied (other than the obtainment of the Capstead common stockholder approval and those conditions that by their nature are to be satisfied or waived at the Closing), or such other date as may be mutually agreed by the parties in their respective sole discretions.

•
“Exchange Ratio” means a quotient determined by dividing (i) Capstead adjusted book value per share by (ii) BSPRT adjusted book value per share, in each case as determined prior to the Capstead special meeting in accordance with the Merger Agreement.

•	“GAAP” refers to the accounting principles generally accepted in the United States of America.

•	“Merger” refers to the merger of Capstead with and into Merger Sub, with Merger Sub continuing as the surviving company.
•
“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of July 25, 2021, by and among BSPRT, Merger Sub, Capstead and the BSPRT Advisor, as it may be amended or modified from time to time, a copy of which is attached as Annex A to this proxy statement/prospectus.

•	“Merger Sub” refers to Rodeo Sub I, LLC, a Maryland limited liability company and a wholly owned subsidiary of BSPRT.
•	“NYSE” refers to the New York Stock Exchange.
•	“Per Common Share BSPRT Consideration” refers to the Per Share Cash Consideration together with the Per Share Stock Consideration.
•
“Per Share Cash Consideration” means a cash amount paid by BSPRT equal to the product of (rounding to the nearest cent) (x) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (y) 22.5%, without any interest thereon.

•	“Per Share Stock Consideration” refers to a number of shares of BSPRT Common Stock equal to the Exchange Ratio.
•	“Preferred Merger Consideration” refers to the right of each share of Capstead Series E Preferred Stock to receive one share of BSPRT Series E Preferred Stock.
•	“REIT” refers to a real estate investment trust as defined in Section 856 of the Code.
•	“Total BSPRT Merger Consideration” refers to the Preferred Merger Consideration together with the Per Common Share BSPRT Consideration.”
•	“Total Per Common Share Consideration” refers to the Per Common Share BSPRT Consideration together with the Advisor Cash Consideration.
Q:	What is the Merger?
A:
BSPRT, Merger Sub, Capstead and the BSPRT Advisor have entered into the Merger Agreement pursuant to which, and subject to the terms and conditions of the Merger Agreement, Capstead will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and as a wholly owned subsidiary of BSPRT. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. In order to complete the Merger, among other conditions described in the Merger Agreement and this proxy statement/prospectus, common stockholders of Capstead must approve the Merger.

Q:	Why are BSPRT and Capstead proposing the Merger?
A:
The BSPRT Board and the Capstead Board have determined that the Merger will provide a number of significant strategic opportunities and benefits. At Closing, the Combined Company will have a larger capital base, which will support continued growth across BSPRT’s target assets and will position BSPRT to take advantage of market opportunities as they arise. The Combined Company is expected to provide improved scale, liquidity and capital alternatives for BSPRT stockholders as a result of the increased equity capitalization and the increased stockholder base of the Combined Company. To review the Capstead Board’s reasons for the Merger in greater detail, see “The Merger — Recommendation of the Capstead Board and Its Reasons for the Merger” beginning on page 72.

Q:	What happens if the market price of Capstead Common Stock changes before the Closing?
A:
Changes in the market price of Capstead Common Stock at or prior to the effective time of the Merger will not change the number of shares of BSPRT Common Stock that Capstead common stockholders will receive because the Exchange Ratio is linked to BSPRT’s adjusted book value per share and Capstead’s adjusted book value per share as of the Determination Date, and not to the market price of Capstead’s Common Stock.

Q:	What happens if the adjusted book value per share of BSPRT or the adjusted book value per share of Capstead changes before the Determination Date?
A:
The value of the merger consideration received by Capstead common stockholders will depend on the Exchange Ratio and the value of a share of BSPRT Common Stock at the effective time of the Merger. The Exchange Ratio will be based on BSPRT’s adjusted book value per share and Capstead’s adjusted book value per share as of the Determination Date. These adjusted book value per share amounts may vary from their respective amounts as of June 30, 2021. As a result, the Exchange Ratio may also vary. As of June 30, 2021, the adjusted book values per share for BSPRT and Capstead, on a pro forma basis, would have been $17.91 and $6.30, respectively, representing an illustrative Exchange Ratio of 0.3521, with each share of Capstead Common Stock being exchanged for the right to receive 0.3521 shares of BSPRT Common Stock (plus the Per Share Cash Consideration and Advisor Cash Consideration). The actual Exchange Ratio for the Merger will be based on each of the parties’ adjusted book values per share as of the Determination Date, and such Exchange Ratio will be publicly announced at least three business days before the Capstead special meeting.
Q:	Are there any conditions to completion of the Merger?
A:
Yes. In addition to the approval of the Capstead common stockholders, as described herein, there are a number of conditions that must be satisfied or waived for the Merger to be consummated. For a description of all the conditions to the Merger, see “The Merger Agreement — Conditions to Complete the Merger” beginning on page 109.

Q:	When is the Merger expected to be consummated?
A:
The Merger is expected to be consummated in the fourth quarter of 2021. Because the Merger is subject to a number of conditions, including the approval of the Capstead Merger Proposal by the requisite vote of the Capstead common stockholders, the exact timing of the Merger cannot be determined at this time and BSPRT and Capstead cannot guarantee that the Merger will be completed at all.

Q:	Following the Merger, what percentage of BSPRT Common Stock will current BSPRT stockholders and Capstead stockholders own?
A:
Immediately following the completion of the Merger, based on the number of issued and outstanding shares of BSPRT Common Stock and Capstead Common Stock (excluding Cancelled Shares) as of July 31, 2021, the assumed conversion of all of the shares of BSPRT Series A Preferred Stock as of the Closing, and an assumed Exchange Ratio of 0.3521:

•
the shares of BSPRT’s common stock (including both Class A common stock and BSPRT Class B Common Stock) held by the BSPRT stockholders as of immediately prior to Closing are expected to represent in the aggregate approximately 60.3% of the Combined Company’s outstanding shares of common stock; and

•	Capstead stockholders as of immediately prior to Closing are expected to own in the aggregate the remaining approximately 39.7% of the Combined Company’s outstanding shares of common stock.
The exact equity stake of BSPRT stockholders and Capstead stockholders in the Combined Company immediately following the Merger will depend on the final Exchange Ratio (as determined and publicly announced at least three business days before the Capstead special meeting) and the number of shares of BSPRT’s common stock and Capstead Common Stock issued and outstanding immediately prior to the Merger.
Q:	What happens if the Merger is not completed?
A:
If the Capstead Merger Proposal is not approved by Capstead common stockholders or if the Merger is not completed for any other reason, Capstead common stockholders will not have their Capstead Common Stock exchanged for BSPRT Common Stock and cash in connection with the Merger and holders of Capstead Series E Preferred Stock will not have their Capstead Series E Preferred Stock exchanged for BSPRT Series E Preferred Stock. Instead, Capstead and BSPRT would remain separate companies. Under certain circumstances, BSPRT may be required to pay Capstead an expense amount, or Capstead may be required to pay BSPRT a termination fee or an expense amount, as described under “The Merger Agreement — Termination Fees and Expenses” beginning on page 112.

Q:	Am I entitled to exercise appraisal rights?
A:
No. Neither holders of BSPRT Common Stock nor holders of Capstead Common Stock or Capstead Series E Preferred Stock will be entitled to appraisal rights. Subject to the limited circumstances set forth in Section 3-202(d) of the Maryland General Corporation Law (the “MGCL”), the MGCL does not provide for appraisal rights or other similar rights to stockholders of a corporation in connection with a merger of a corporation if the shares of such corporation are listed on a national securities exchange (including the NYSE) on the record date for determining stockholders entitled to vote on the transaction.
The circumstances of the Merger do not satisfy the conditions set forth in Section 3-202(d) of the MGCL that would trigger such appraisal rights or similar rights for the holders of Capstead Common Stock or Capstead Series E Preferred Stock.
Q:	Will the Combined Company have the same business strategy as Capstead following the Merger?
A:
No. Upon Closing, the Combined Company does not intend to continue to pursue Capstead’s investment strategy of investing in agency-guaranteed adjustable-rate mortgage (“ARM”) securities. Upon Closing, the Combined Company intends to reinvest dividends, interest, principal repayments and sales proceeds related to the Capstead assets acquired in the Merger into BSPRT’s current investment strategies.

BSPRT’s strategies and policies may be amended or waived at the discretion of the BSPRT Board without a vote of the BSPRT stockholders. BSPRT has no present intention to modify any of these objectives and policies.
For information on BSPRT’s business strategy, see “About BSPRT” on page 176 and “Description of Policies of BSPRT” on page 183.
Q:	What additional dividends are Capstead and BSPRT required to pay?
A:
To the extent required under the Merger Agreement, prior to the date of Closing each of BSPRT and Capstead will declare an interim stub dividend to their respective holders for the partial quarter in which the Merger is consummated. The per share dividend payable by Capstead will be limited to an amount not in excess of (i) the per share amount of Capstead’s then-most recent quarterly dividend, prorated for the number of days between the record date of Capstead’s last dividend, provided that any such dividend will not exceed Capstead’s Core Earnings for the portion of the quarter in which such dividend is declared, plus (ii) an additional amount (the “Capstead Additional Dividend Amount”), if any, necessary so that the aggregate dividend payable is equal to the amount necessary for Capstead to maintain its REIT qualification under the Code and avoid the imposition of income tax or excise tax under the Code. The per share dividend payable by BSPRT will be an amount equal to (i) BSPRT’s then-anticipated dividend for such quarter, prorated for the number of days between the record date of BSPRT’s then-most recent quarterly dividend, plus (ii) an additional amount equal to the quotient obtained by dividing (A) the Capstead Additional Dividend Amount, if any, by (B) the Exchange Ratio. The payment date for each respective interim dividend will be the close of business on the last business day prior to the date of Closing, subject to funds being legally available therefor, and the record date for which will be three business days before the payment date.

Q:	Will my dividend payments continue after the Merger?
A:
Following completion of the Merger, holders of BSPRT Common Stock will be entitled to receive dividends or other distributions when, as and if authorized by the BSPRT Board and declared by BSPRT out of funds legally available therefor. In addition, holders of the newly issued BSPRT Series E Preferred Stock to be issued to the former holders of Capstead Series E Preferred Stock will be entitled to receive dividends or other distributions in accordance with the terms of such BSPRT Series E Preferred Stock when, as and if authorized by the BSPRT Board and declared by BSPRT out of funds legally available therefor.

Q:	Are there risks associated with the Merger that I should consider in deciding how to vote?
A:	Yes. There are a number of risks related to the Merger that are discussed in this proxy statement/ prospectus described in the section entitled “Risk Factors” beginning on page 26.
Q:	How can I obtain additional information about BSPRT and Capstead?
A:
BSPRT and Capstead each file annual, quarterly and current reports, proxy statements and other information with the SEC. BSPRT’s and Capstead’s SEC filings are available to the public at the web site maintained by the SEC at http://www.sec.gov. BSPRT’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which were previously filed with the SEC, are attached to this proxy statement/prospectus as Annex C and Annex D, respectively. Copies of the documents filed by BSPRT with the SEC will be available free of charge on BSPRT’s website at www.bsprealtytrust.com or by contacting BSPRT’s Investor Relations at (617) 433-2543. Copies of the documents filed by Capstead with the SEC will be available free of charge on

Capstead’s website at www.capstead.com or by contacting Capstead’s Investor Relations at (214) 874-2339. BSPRT’s and Capstead’s website addresses are provided as an inactive textual reference only. In addition, the information provided on each company’s website is not part of this proxy statement/prospectus and is not incorporated by reference into this proxy statement/prospectus. For a more detailed description of the information available and information incorporated by reference, please see “Where You Can Find More Information and Incorporation by Reference” on page 194.
The following questions and answers apply to BSPRT stockholders only:
Q:	How will BSPRT stockholders be affected by the Merger and the BSPRT Common Stock Issuance?
A:
Prior the consummation of the Merger, and as contemplated by the Merger Agreement, BSPRT has agreed to take necessary corporate actions to effect the BSPRT Reverse Stock Split. In connection with the BSPRT Reverse Stock Split, BSPRT will file with the State Department of Assessments and Taxation of Maryland (the “SDAT”) Articles of Amendment (the “Articles of Amendment”) to the BSPRT Charter, and each outstanding share of BSPRT Common Stock as of the effective date of the Articles of Amendment will automatically combine into 1/10th of a share of BSPRT Common Stock. The Articles of Amendment will also rename the BSPRT Common Stock outstanding after the Reverse Stock Split as “Class A common stock.”

Following the BSPRT Reverse Stock Split, as contemplated by the Merger Agreement, BSPRT has also agreed to effect a stock dividend on the Class A common stock (the “BSPRT Stock Dividend,” and together with the BSPRT Reverse Stock Split, the “BSPRT Recapitalization”) wherein BSPRT will file with the SDAT Articles Supplementary to the BSPRT Charter designating and classifying a new series of common stock, the BSPRT Class B Common Stock, and will distribute nine shares of BSPRT Class B Common Stock to each holder of Class A common stock as of the record date to be specified by the BSPRT Board. The Class B Common Stock will be identical to the Class A common stock except that the BSPRT Class B Common Stock will convert, on a one-for-one basis, into shares of Class A common stock 180 days following the listing of the Class A common stock on the NYSE. The BSPRT Class B Common Stock will not be listed on the NYSE, and therefore holders of BSPRT Class B Common Stock will not be able to sell their shares of BSPRT Class B Common Stock on the NYSE until the automatic conversion of such BSPRT Class B Common Stock into shares of Class A common stock 180 days after the listing of the Class A common stock.
The BSPRT Recapitalization will result in each stockholder of BSPRT Common Stock having the same economic value of equity securities in BSPRT as such holder did prior to the BSPRT Recapitalization, except that each such holder will have 10% of their holdings in BSPRT Common Stock (renamed as Class A common stock) and 90% of their holdings in BSPRT Class B Common Stock.
Immediately following the Merger, each BSPRT stockholder will continue to own the same number of shares of BSPRT Class A common stock and BSPRT Class B Common Stock that such stockholder held immediately prior to the Merger. Because BSPRT will be issuing new shares of BSPRT Common Stock to Capstead stockholders in the Merger, each outstanding share of BSPRT Common Stock immediately prior to the Merger will represent a smaller percentage of the aggregate number of shares of BSPRT Common Stock outstanding after the Merger. In addition, holders of BSPRT Class B Common Stock will not be able to sell their shares of BSPRT Class B Common Stock on the NYSE until the automatic conversion of such BSPRT Class B Common Stock into shares of Class A common stock 180 days after the listing of the Class A common stock on the NYSE (which listing will occur prior to Closing).
BSPRT will also be issuing newly designated series of BSPRT Series E Preferred Stock in the Merger.
Q:	Do the BSPRT directors and executive officers and the BSPRT Advisor have any interests in the Merger?
A:
Yes. The Combined Company will continue to be managed by the BSPRT Advisor under the terms of the BSPRT Advisory Agreement. Under the BSPRT Advisory Agreement, the BSPRT Advisor provides the day-to-day management of BSPRT’s business, including providing BSPRT with its executive officers and all other personnel necessary to support its operations. In exchange for its services, BSPRT pays the BSPRT Advisor a management fee and an annual subordinated performance fee (upon achievement of certain metrics) and reimburses it for certain expenses incurred by it and its affiliates in rendering management services to BSPRT. The Chairman of the BSPRT Board and the executive officers of BSPRT are employees of the BSPRT Advisor.

Pursuant to the BSPRT Advisory Agreement, BSPRT pays the BSPRT Advisor a monthly asset management fee equal to one-twelfth of 1.5% of stockholders’ equity as calculated pursuant to the BSPRT Advisory Agreement. Following the Merger, BSPRT’s stockholders’ equity will include the additional equity attributable to the acquisition of Capstead, thus the amount of the management fees payable to the BSPRT Advisor will also increase, which gives the BSPRT Advisor (and therefore, BSPRT’s management), an incentive, not shared by BSPRT stockholders, to negotiate and effect the Merger, possibly on terms less favorable to BSPRT than would otherwise have been achieved.
At the Closing, the BSPRT Advisor is contributing a cash payment (the Advisor Cash Consideration) to the holders of each share of Capstead Common Stock equal to the product of (rounding to the nearest cent) (A) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (B) 77.5%, without any interest thereon.
In addition, the BSPRT Advisor and its parent company, Franklin Templeton, have committed to support $35 million of the $100 million share buyback program that the Combined Company will implement after Closing.
Q:	What regular dividends will BSPRT be permitted to pay prior to Closing?
A:
Subject to the terms of the Merger Agreement, Capstead may continue its current dividend policy until the Closing at the discretion of the Capstead Board, which will depend upon such factors as the Capstead Board may deem relevant from time to time. The Merger Agreement permits BSPRT to continue to pay regular quarterly dividends with respect to the BSPRT Common Stock, regular quarterly dividends payable with respect to any BSPRT preferred stock consistent with past practice and the terms of such preferred stock, dividends or other distributions to BSPRT by any directly or indirectly wholly owned subsidiary of BSPRT, and any distribution that is necessary to maintain BSPRT’s REIT qualification under the Code and avoid or reduce the imposition of any corporate level tax or excise tax under the Code.

The following questions and answers apply to Capstead stockholders only:
Q:	Why am I receiving this proxy statement/prospectus?
A:
Capstead is delivering this document to you because it is a proxy statement being used by the Capstead Board to solicit proxies of its common stockholders in connection with the approval of the Merger and related matters.

In order to approve the Merger, Capstead has called a special meeting of its common stockholders. This document serves as a proxy statement for the Capstead special meeting and describes the proposals to be presented at the Capstead special meeting.
This document is also a prospectus that is being delivered to all holders of Capstead Common Stock and Capstead Series E Preferred Stock because, in connection with the Merger, BSPRT is offering shares of BSPRT Common Stock to the holders of Capstead Common Stock and shares of Capstead Series E Preferred Stock will be converted into shares of BSPRT Series E Preferred Stock upon consummation of the Merger, all as provided in the Merger Agreement and as described in this proxy statement/prospectus.
This proxy statement/prospectus contains important information about the Merger and the other proposals being considered and voted on at the Capstead special meeting and important information to consider in connection with an investment in BSPRT Common Stock and BSPRT Series E Preferred Stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your Capstead Common Stock voted by proxy without attending the Capstead special meeting virtually. Your vote is important and Capstead encourages you to authorize your proxy as soon as possible.
Q:	What proposals are Capstead stockholders being asked to approve?
A:
The Capstead common stockholders are being asked to approve the Capstead Merger Proposal. The approval of the Capstead Merger Proposal by the Capstead common stockholders is a condition to the effectiveness of the Merger.

The Capstead common stockholders are also being asked to approve the Capstead Non-Binding Compensation Advisory Proposal and the Capstead Adjournment Proposal, if necessary. The approval of these proposals is not a condition to the effectiveness of the Merger.

Q:	What will I receive for my Capstead Common Stock in the Merger?
A:
Under the terms of the Merger Agreement, each share of Capstead Common Stock (other than Cancelled Shares) will be converted into the right to receive (i) from BSPRT (A) a number of shares of BSPRT Common Stock based on the Exchange Ratio, which will be publicly announced at least three business days prior to the Capstead special meeting, plus (B) the Per Share Cash Consideration and (ii) from BSPRT Advisor, the Advisor Cash Consideration, subject to adjustment as provided in the Merger Agreement, with cash being paid in lieu of fractional shares of BSPRT Common Stock that would have been received as a result of the Merger. In addition, each share of Capstead Series E Preferred Stock will be converted into the right to receive one share of newly classified BSPRT Series E Preferred Stock.

Q:	How will I receive the merger consideration if the Merger is completed?
A:
For Capstead stockholders, if you hold physical share certificates of Capstead Common Stock or Capstead Series E Preferred Stock, you will be sent a letter of transmittal promptly after the Closing describing how you may exchange your shares for the merger consideration, and the exchange agent will forward to you the merger consideration to which you are entitled after receiving the proper documentation from you. If you hold your shares of Capstead Common Stock or Capstead Series E Preferred Stock in uncertificated book-entry form, you are not required to take any specific actions to exchange your shares. After the consummation of the Merger, uncertificated shares of Capstead Common Stock and Capstead Series E Preferred Stock will be automatically exchanged for the applicable merger consideration. For more information, see the section entitled “The Merger Agreement—Exchange Procedures” beginning on page 95.

Q:	When and where is the Capstead special meeting, and how do I attend?
A:
The special meeting of Capstead common stockholders will be held solely by means of remote communication live over the Internet at www.proxydocs.com/CMO on October 15, 2021, at 9:00 a.m., Central Time. On the date of the Capstead special meeting, you can virtually attend the Capstead special meeting by accessing the online virtual meeting platform at www.proxydocs.com/CMO. However, you are only entitled to vote and/or ask questions at the Capstead special meeting if you were a stockholder of record or beneficial owner as of the Capstead Record Date.

Q:	What matters will be voted on at the Capstead special meeting?
A:	You will be asked to consider and vote on the following proposals:
•	the Capstead Merger Proposal;
•	the Capstead Non-Binding Compensation Advisory Proposal; and
•	the Capstead Adjournment Proposal.
Capstead will transact no other business at the Capstead special meeting or any postponement or adjournment thereof. Holders of Capstead Series E Preferred Stock will not be entitled to vote on any matter at the Capstead special meeting.
Q:	How does the Capstead Board recommend that I vote on the proposals?
A:
The Capstead Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Capstead, (ii) approved the Merger Agreement and declared that the transactions contemplated by the Merger Agreement, including the Merger, are advisable, (iii) directed that the Merger and the other transactions contemplated by the Merger Agreement be submitted to the holders of Capstead Common Stock for consideration at the Capstead special meeting and (iv) recommended, in accordance with and subject to the provisions of the Merger Agreement, that the holders of Capstead Common Stock approve the Merger and the other transactions contemplated by the Merger Agreement.

The Capstead Board unanimously recommends that the Capstead common stockholders vote “FOR” the Capstead Merger Proposal, “FOR” the Capstead Non-Binding Compensation Advisory Proposal and “FOR” the Capstead Adjournment Proposal. For a more complete description of the recommendation of the Capstead Board, see “The Merger — Recommendation of the Capstead Board and Its Reasons for the Merger” beginning on page 72.

Q:	How do I vote at the Capstead special meeting?
A:	You can vote using the following the methods:
•	By Telephone — You can vote by telephone by calling our proxy tabulator at (866) 256-1193 and following the prompts;
•	By Internet — You can vote over the Internet by logging on to www.proxypush.com/CMO to gain access to the voting site and to authorize the proxies to vote your shares; or
•	By Mail — You can vote by mail by completing, signing, dating, and mailing the enclosed proxy card.
If you vote by proxy, the individuals named on the proxy card will vote your shares in the manner you indicate. You may specify whether your shares should be voted for or against each of the proposals. You may also specify you would like to abstain from voting for or against a proposal. Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Capstead Board.
Q:	How can I revoke or change my vote?
A:
If you are a holder of record, you may revoke your proxy at any time before the vote is taken at the Capstead special meeting by delivering written notice of revocation to the Secretary of Capstead by submitting a subsequently dated proxy by mail, telephone or the Internet in the manner described above under “How do I vote at the Capstead special meeting?” or by attending the Capstead special meeting and voting in person virtually. Your virtual attendance at the Capstead special meeting does not automatically revoke your previously submitted proxy. If you hold your shares in street name, you must follow the instructions provided by your broker, bank or nominee to revoke your voting instructions, or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares at the Capstead special meeting, by attending the Capstead special meeting and voting in person virtually.

Q:	What constitutes a quorum for the Capstead special meeting?
A:
The Capstead Bylaws provide that the presence in person virtually or by proxy of Capstead stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum at each meeting of Capstead stockholders. Abstentions will be counted for the purpose of determining a quorum.

Q:	What vote is required for Capstead stockholders to approve the Capstead Merger Proposal?
A:
Approval of the Capstead Merger Proposal will require the affirmative vote of the holders of at least a majority of the outstanding shares of Capstead Common Stock entitled to vote on the Capstead Merger Proposal, which is the only vote of the holders of any class or series of shares of capital stock of Capstead required for such approval, provided a quorum is present.

Holders of Capstead Series E Preferred Stock are not entitled to vote on any matter at the Capstead special meeting.
Q:	What vote is required for Capstead stockholders to approve the Capstead Non-Binding Compensation Advisory Proposal?
A:
Approval of the Capstead Non-Binding Compensation Advisory Proposal will require the affirmative vote of a majority of the votes cast on the matter by holders of Capstead Common Stock, provided a quorum is present, which is the only vote of the holders of any class or series of shares of capital stock of Capstead required for such approval.

Q:	What vote is required for Capstead stockholders to approve the Capstead Adjournment Proposal?
A:
Approval of the Capstead Adjournment Proposal will require the affirmative vote of a majority of the votes cast on the matter by holders of shares of Capstead Common Stock, provided a quorum is present, which is the only vote of the holders of any class or series of shares of capital stock of Capstead required for such approval.

Q:	How are votes counted?
A:
For the Capstead Merger Proposal, holders of Capstead Common Stock may vote “FOR”, “AGAINST” or “ABSTAIN”. Abstaining, failing to vote and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Capstead Merger Proposal.

For the Capstead Non-Binding Compensation Advisory Proposal, holders of Capstead Common Stock may vote “FOR”, “AGAINST” or “ABSTAIN”. Abstaining, failing to vote and broker non-votes, if any, will not have an effect on the Capstead Non-Binding Compensation Advisory Proposal, provided that a quorum is otherwise present.
For the Capstead Adjournment Proposal, holders of Capstead Common Stock may vote “FOR”, “AGAINST” or “ABSTAIN”. Abstaining, failing to vote and broker non-votes, if any, will not have an effect on the Capstead Adjournment Proposal, provided that a quorum is otherwise present.
Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the Capstead Merger Proposal, “FOR” the Capstead Non-Binding Compensation Advisory Proposal and “FOR” the Capstead Adjournment Proposal.
In addition, banks, brokers and other nominees that hold their customers’ shares of Capstead Common Stock in street name may not vote their customers’ shares on “non-routine” matters without instructions from their customers. As each of the proposals to be voted upon at the Capstead special meeting is considered “non-routine,” such organizations do not have discretion to vote on any of the proposals. As a result, if you fail to provide your broker, bank or other nominee with any instructions regarding how to vote your shares of Capstead Common Stock, your shares of Capstead Common Stock will not be considered present at the Capstead special meeting and will not be voted on any of the proposals.
Q:	Who is entitled to vote at the Capstead special meeting?
A:
All holders of Capstead Common Stock as of the close of business on August 26, 2021, the Capstead Record Date for the Capstead special meeting, are entitled to vote at the Capstead special meeting. As of the Capstead Record Date, there were 96,875,560 issued and outstanding shares of Capstead Common Stock. Each holder of Capstead Common Stock on the Capstead Record Date is entitled to one vote per share. Holders of Capstead Series E Preferred Stock are not entitled to vote on any matter at the Capstead special meeting.

Q:	Will Capstead be required to submit the Capstead Merger Proposal to Capstead common stockholders even if the Capstead Board has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the Merger Agreement is terminated before the Capstead special meeting, Capstead is required to submit the Capstead Merger Proposal to its stockholders even if the Capstead Board has withdrawn, modified or qualified its recommendation that Capstead stockholders approve the Merger.

Q:	How will Capstead stockholders be affected by the Merger?
A:
Under the terms of the Merger Agreement, each share of Capstead Common Stock (other than Cancelled Shares) will be converted into the right to receive (i) from BSPRT (A) a number of shares of BSPRT Common Stock based on the Exchange Ratio, which will be publicly announced at least three business days prior to the Capstead special meeting, plus (B) the Per Share Cash Consideration and (ii) from BSPRT Advisor, the Advisor Cash Consideration, subject to adjustment as provided in the Merger Agreement. As such, after the Merger is completed, Capstead Common Stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act, and Capstead stockholders as of immediately prior to Closing are expected to own in the aggregate approximately 39.7% of the Combined Company’s outstanding shares of common stock. Also as a result of the Merger, under the terms of the Merger Agreement, each share of Capstead Series E Preferred Stock will be converted into the right to receive one share of newly classified BSPRT Series E Preferred Stock.

Q:	Have any Capstead common stockholders already agreed to vote in favor of the proposals?
A:
To BSPRT’s and Capstead’s knowledge, no Capstead common stockholder has entered into any agreement to vote any of their shares of Capstead Common Stock either in favor or against any proposal at the Capstead special meeting.

Q:	What happens if I sell my Capstead Common Stock before the Capstead special meeting?
A:
The Capstead Record Date is earlier than the date of the Capstead special meeting and the date that the Merger is expected to be completed. If you sell your stock after the Capstead Record Date but before the date of the Capstead special meeting, you will retain any right to vote at the Capstead special meeting, but you will have transferred your right to receive the merger consideration. In order to receive the merger consideration, you must hold your stock through completion of the Merger.

Q:	What is the difference between a stockholder of record and a beneficial owner?
A:	If your shares of Capstead Common Stock are registered directly in your name with Capstead’s transfer agent, you are considered the stockholder of record with respect to those shares.
If your shares of Capstead Common Stock are held in a stock brokerage account, or by a bank, trustee or other nominee, you are considered the beneficial owner of shares held in “street name.” As the beneficial owner, you have the right to direct your broker, bank, trustee or nominee on how to vote the shares that you beneficially own and you are also invited to attend the Capstead special meeting. However, beneficial owners generally cannot vote their shares directly because they are not the stockholder of record; instead, beneficial owners must instruct the broker, bank, trustee or other nominee how to vote their shares.
Q:	If I am a beneficial owner of Capstead Common Stock, will my broker, bank or other nominee vote my shares for me?
A:
No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in “street name”), you must provide your broker, bank or other nominee with instructions on how to vote your shares. Unless you instruct your broker, bank or other nominee to vote your shares held in street name, your shares will NOT be voted. You should follow the procedures provided by your bank, broker or nominee regarding the voting of your shares.

Q:	What regular quarterly dividends will Capstead be permitted to pay prior to Closing?
A:
Subject to the terms of the Merger Agreement, Capstead may continue to pay regular quarterly dividends until the Closing at the discretion of the Capstead Board, which will depend upon such factors as the Capstead Board may deem relevant from time to time. The Merger Agreement permits Capstead to continue to pay regular quarterly dividends with respect to Capstead Common Stock at a rate not to exceed Capstead’s Core Earnings for such quarter, regular quarterly dividends with respect to Capstead Series E Preferred Stock and any dividends or distributions that are required by the organizational documents of Capstead or any of its subsidiaries or are reasonably necessary to maintain its REIT qualification under the Code and avoid or reduce the imposition of any corporate level tax or excise tax under the Code.

Q:	Where can I find the voting results of the Capstead special meeting?
A:
The preliminary voting results will be announced at the Capstead special meeting. In addition, within four business days following certification of the final voting results, Capstead will file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	What else do I need to do now?
A:
You are urged to read this proxy statement/prospectus carefully and in its entirety, including its annexes and the information incorporated by reference herein, and to consider how the Merger affects you. Even if you plan to attend the Capstead special meeting virtually, please authorize a proxy to vote your shares by voting via the Internet, telephone or by completing, signing, dating and returning the enclosed proxy card. You can also attend the Capstead special meeting virtually over the Internet and vote, or change your prior proxy authorization. If you hold your shares in “street name” through a bank, broker or other nominee, then you should have received this proxy statement/prospectus from that nominee, along with that nominee’s proxy card which includes voting instructions and instructions on how to change your vote. Please see the question “How do I vote at the Capstead special meeting?” on page 9.

Q:	Will a proxy solicitor be used?
A:
Capstead has engaged Georgeson LLC (“Georgeson”) to assist in the solicitation of proxies for the Capstead special meeting, and Capstead estimates it will pay Georgeson a fee of approximately $15,000. Capstead has also agreed to reimburse Georgeson for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Georgeson against certain losses, costs and expenses. In addition to mailing proxy solicitation material, Capstead’s directors, officers and employees may also solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to Capstead’s directors, officers or employees for such services.
Q:	Who can answer my questions?
A:
If you have any questions about the Merger or the other matters to be voted on at the Capstead special meeting, how to submit your proxy or need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

If you are a Capstead stockholder:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, New York 10104

800-509-0976 (toll free)

SUMMARY
The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you with respect to the Merger Agreement, the Merger or the special meeting. Accordingly, you are encouraged to read this proxy statement/prospectus, including its annexes and the information incorporated by reference herein, carefully and in its entirety. Each item in this summary includes a page reference directing you to a more complete description of that topic. See also “Where You Can Find More Information and Incorporation by Reference” on page 194.
The Companies
Benefit Street Partners Realty Trust, Inc. (Page 53)
Benefit Street Partners Realty Trust, Inc.
1345 Avenue of the Americas, Suite 32A
New York, New York 10105
(212) 588-6770
BSPRT is a real estate finance company that primarily originates, acquires and manages a diversified portfolio of commercial real estate debt investments secured by properties located within and outside the United States. BSPRT was incorporated in Maryland on November 15, 2012 and commenced business operations on May 14, 2013. BSPRT made a tax election to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2013. BSPRT believes that it has qualified as a REIT and it intends to continue to meet the requirements for qualification and taxation as a REIT. Substantially all of its business is conducted through Benefit Street Partners Realty Operating Partnership. BSPRT is the sole general partner and directly or indirectly hold all of the units of limited partner interests in Benefit Street Partners Realty Operating Partnership. In general, as a REIT, BSPRT is not subject to tax on income that it distributes to its shareholders. However, BSPRT’s taxable REIT subsidiary (“TRS”) is subject to U.S. federal, state and local income taxes.
BSPRT has no employees. The BSPRT Advisor serves as BSPRT’s advisor pursuant to the BSPRT Advisory Agreement. The BSPRT Advisor, an investment adviser registered with the SEC, is a credit-focused alternative asset management firm.
Established in 2008, the BSPRT Advisor’s credit platform manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies including high yield, levered loans, private/opportunistic debt, liquid credit, structured credit and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass the platform. The BSPRT Advisor manages BSPRT’s affairs on a day-to-day basis. The BSPRT Advisor receives compensation fees and reimbursements for services related to the investment and management of BSPRT’s and the operations of BSPRT. The BSPRT Advisor is a wholly-owned subsidiary of Franklin Resources, Inc., which together with its various subsidiaries operates as “Franklin Templeton”.
BSPRT invests in commercial real estate debt investments, which may include first mortgage loans, subordinated mortgage loans, mezzanine loans and participations in such loans. BSPRT also originates conduit loans which BSPRT intends to sell through its TRS into commercial mortgage-backed securities (“CMBS”) securitization transactions. BSPRT also invests in commercial real estate securities and properties.
Upon the consummation of the Merger, BSPRT intends to change its name to Franklin BSP Realty Trust, Inc.
BSPRT’s principal executive offices are located at 1345 Avenue of the Americas, Suite 32A, New York, New York 10105, and its telephone number is (212) 588-6770.
Additional information regarding BSPRT is included in the Annual Report on Form 10-K for the year ended December 31, 2020 filed by BSPRT with the SEC on March 11, 2021, and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 filed by BSPRT with the SEC on August 12, 2021, copies of which are attached as Annex C and Annex D, respectively, and included as part of this proxy statement/prospectus.

Rodeo Sub I, LLC (Page 53)
Rodeo Sub I, LLC
7 St. Paul Street, Suite 820
Baltimore, MD 21202
(212) 588-6770
Merger Sub is a Maryland limited liability company that was formed on July 20, 2021 solely for the purpose of effecting the Merger. Upon Closing, the Merger will be consummated whereby Capstead will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company. Merger Sub has not conducted any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement.
Capstead Mortgage Corporation (Page 54)
Capstead Mortgage Corporation
8401 North Central Expressway, Suite 800
Dallas, Texas 75225
(214) 874-2323
Formed in 1985 and based in Dallas, Texas, Capstead operates as a self-managed mortgage REIT that earns income from investing in a leveraged portfolio of residential adjustable-rate mortgage pass-through securities issued and guaranteed by government-sponsored enterprises, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae.
Capstead Common Stock is traded on the New York Stock Exchange under the symbol “CMO” and Capstead Series E Preferred Stock is traded on the New York Stock Exchange under the symbol “CMOPRE”. Capstead’s website is www.capstead.com.
The Combined Businesses (Page 54)
In connection with the Closing, the Combined Company will list the BSPRT Common Stock and newly designated BSPRT Series E Preferred Stock on the NYSE and remain a corporation focused on originating, acquiring and managing a diversified portfolio of commercial real estate debt investments secured by properties located within and outside the United States. Upon completion of the Merger, the Combined Company is expected to have a pro forma total equity capitalization of approximately $1,845.6 million, composed of $264.5 million in BSPRT Series E Preferred Stock and $1,581.1 million of common stock. The common equity capitalization of approximately $1,581.1 million is based on the GAAP book values per share of the BSPRT Common Stock and Capstead common stock as of June 30, 2021.Following the completion of the Merger, BSPRT will continue to be externally managed by the BSPRT Advisor, and operate under the name Franklin BSP Realty Trust, Inc.
The common stock of the Combined Company will be listed on the NYSE, trading under the symbol “FBRT”. The newly issued shares of BSPRT Series E Preferred Stock will trade under the symbol “FBRT PRE”.
The Combined Company’s principal executive offices will remain at BSPRT’s location at 1345 Avenue of the Americas, Suite 32A, New York, New York 10105, and its telephone number will be (212) 588-6770.
The Merger
The Merger Agreement (Page 94)
BSPRT, Merger Sub, BSPRT Advisor and Capstead have entered into the Merger Agreement attached as Annex A to this proxy statement/prospectus, which is incorporated herein by reference. BSPRT and Capstead encourage you to carefully read the Merger Agreement in its entirety because it is the principal document governing the Merger and the other transactions contemplated by the Merger Agreement.
The Merger (Page 60)
Subject to the terms and conditions of the Merger Agreement, Capstead will merge with and into Merger Sub, with Merger Sub continuing as the surviving company from the Merger. As a result of the Merger, the surviving company will be a direct wholly owned subsidiary of BSPRT.

Immediately following the completion of the Merger, based on the number of issued and outstanding shares of BSPRT Common Stock and Capstead Common Stock (excluding Cancelled Shares) as of July 31, 2021, the assumed conversion of all of the shares of BSPRT Series A Preferred Stock as of the Closing, and an assumed Exchange Ratio of 0.3521:
•
the shares of BSPRT’s common stock (including both Class A common stock and BSPRT Class B Common Stock) held by the BSPRT stockholders as of immediately prior to Closing are expected to represent in the aggregate approximately 60.3% of the Combined Company’s outstanding shares of common stock; and

•	Capstead stockholders as of immediately prior to Closing are expected to own in the aggregate the remaining approximately 39.7% of the Combined Company’s outstanding shares of common stock.
The exact equity stake of BSPRT stockholders and Capstead stockholders in the Combined Company immediately following the Merger will depend on the final Exchange Ratio (as determined and publicly announced at least three business days before the Capstead special meeting) and the actual number of shares of BSPRT’s common stock and Capstead Common Stock issued and outstanding immediately prior to the Merger.
Consideration for the Merger (Page 94)
Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each outstanding share of Capstead Common Stock (other than Cancelled Shares) will be converted into the right to receive:
•
from BSPRT, (A) a number of shares of BSPRT Common Stock, equal to the quotient (rounded to the nearest one ten-thousandth) determined by dividing (i) Capstead’s adjusted book value per share by (ii) BSPRT’s adjusted book value per share (the “Per Share Stock Consideration”), and (B) a cash amount equal to the product of (rounding to the nearest cent) (x) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (y) 22.5%, without any interest thereon (the “Per Share Cash Consideration” and together with the Per Share Stock Consideration, the “Per Common Share BSPRT Consideration”).

•
From BSPRT Advisor, a cash amount equal to the product of (rounding to the nearest cent) (A) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (B) 77.5%, without any interest thereon (the “Advisor Cash Consideration” and together with the Per Common Share BSPRT Consideration, the “Total Per Common Share Consideration”).

Each outstanding dividend equivalent right granted by Capstead shall, at the effective time of the Merger, automatically be cancelled; provided, that any accrued amounts that have not yet been paid with respect to such dividend equivalent rights will be paid to the holders thereof at the effective time of the Merger (or as soon as practicable thereafter but in no event later than the first payroll date following the effective time of the Merger), less applicable income and employment tax withholdings.
Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of Capstead 7.50% Series E Cumulative Redeemable Preferred Stock (the “Capstead Series E Preferred Stock”) will be converted into the right to receive one newly-issued 7.50% Series E Cumulative Redeemable Preferred Share of BSPRT (the “BSPRT Series E Preferred Stock”) (the “Preferred Merger Consideration” and, together with the Per Common Share BSPRT Consideration, the “Total BSPRT Merger Consideration”). Cash will be paid in lieu of any fractional shares of BSPRT Common Stock that would otherwise have been received as a result of the Merger.
To the extent required under the Merger Agreement, Capstead and BSPRT will declare an additional stub dividend for the partial quarter in which the Merger is consummated, the payment date for which will be the last business day prior to the Closing with a record date that is three business days before the payment date. For additional information on this additional dividend, see “The Merger — Dividends” beginning on page 92.
Based on the number of shares of Capstead Common Stock and the number of Capstead Performance Units outstanding on August 3, 2021 and an assumed Exchange Ratio of 0.3521 based on the adjusted book value per share of BSPRT Common Stock and Capstead Common Stock as of June 30, 2021, calculated in accordance with the Merger Agreement, it is expected that approximately 34,344,313 shares of BSPRT Common Stock will be issued in connection with the Merger. Based on the number of shares of Capstead Series E Preferred Stock outstanding on August 3, 2021, it is expected that approximately 10,329,039 shares of newly classified BSPRT Series E Preferred Stock will be issued in connection with the Merger. The actual Exchange Ratio will be publicly announced at least three business days before the Capstead special meeting.
No fractional shares of BSPRT Common Stock will be issued in the Merger, and the value of any fractional interests to which a holder would otherwise be entitled will be paid in cash.
Recommendation of the Capstead Board and Its Reasons for the Merger (Page 72)
On July 25, 2021, after careful consideration, the Capstead Board, acting upon the unanimous recommendation of its transaction committee, comprised of three independent directors of the Capstead Board and formed for the purpose of, among other things, evaluating and making a recommendation to the Capstead Board with respect to the Merger Agreement and the transactions contemplated thereby (the “Capstead Transaction Committee”), unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Capstead, (ii) approved the Merger Agreement and declared that the transactions contemplated by the Merger Agreement, including the Merger, are advisable, (iii) directed that the Merger and the other transactions contemplated by the Merger Agreement be submitted to the holders of Capstead Common Stock for consideration at the Capstead special meeting and (iv) recommended that the holders of Capstead Common Stock approve the Merger and the other transactions contemplated by the Merger Agreement. Certain factors considered by the Capstead Transaction Committee in reaching its decision to recommend, and the Capstead Board in reaching its decision to approve, the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement can be found in the section entitled “The Merger — Recommendation of the Capstead Board and Its Reasons for the Merger” beginning on page 72. The Capstead Board unanimously recommends that the Capstead common stockholders vote “FOR” the Capstead Merger Proposal, “FOR” the Capstead Non-Binding Compensation Advisory Proposal and “FOR” the Capstead Adjournment Proposal.
Summary of Risk Factors Related to the Merger (Page 26)
You should carefully consider the following important risks, together with all of the other information included in this proxy statement/prospectus and the risks related to the Merger and the related transactions described under the section “Risk Factors” beginning on page 26, before deciding how to vote:
•
The Merger is subject to a number of conditions which, if not satisfied or waived in a timely manner, would delay the Merger or adversely impact BSPRT’s and Capstead’s ability to complete the transaction.

•
Failure to consummate the Merger as currently contemplated or at all could adversely affect the price of Capstead Common Stock or Capstead Series E Preferred Stock and the future business and financial results of BSPRT and/or Capstead.

•
The Merger Agreement contains provisions that could discourage a potential competing acquirer of either BSPRT or Capstead or could result in any competing acquisition proposal being at a lower price than it might otherwise be.

•	The pendency of the Merger could adversely affect BSPRT’s and Capstead’s business and operations.
•
Because the number of shares of BSPRT Common Stock exchanged per share of Capstead Common Stock is not fixed, any change in BSPRT’s adjusted book value per share or Capstead’s adjusted book value per share prior to the Determination Date set forth in the Merger Agreement will affect the number of shares of BSPRT Common Stock issued by BSPRT and received by Capstead common stockholders at the Merger closing.

•	The Merger and related transactions are subject to Capstead common stockholder approval.
•	The voting power of BSPRT stockholders and Capstead stockholders will be diluted by the Merger.
•	If the Merger is not consummated by January 25, 2022, either BSPRT or Capstead may terminate the Merger Agreement.
•
The market price of BSPRT Common Stock after the consummation of the Merger may be affected by factors different from those affecting the value of BSPRT Common Stock or the price of Capstead Common Stock before the Merger.

•	Shares of BSPRT Common Stock received by Capstead stockholders as a result of the Merger will have different rights from shares of Capstead Common Stock.
•
Directors and executive officers of each of BSPRT and Capstead may have interests in the Merger that are different from, or in addition to, the interests of BSPRT and Capstead stockholders, respectively.

•	Completion of the Merger may trigger change in control or other provisions in certain agreements to which Capstead or BSPRT is a party.
•	Following the Merger, the Combined Company may be unable to realize the anticipated benefits of the Merger on the anticipated timeframe or at all.
•
Multiple lawsuits have been filed against Capstead, the members of the Capstead Board, BSPRT, Merger Sub and/or BSPRT Advisor challenging the adequacy of public disclosures related to the Merger and an adverse judgment in any of these lawsuits, or any other litigation challenging the Merger, may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

•	Since BSPRT Common Stock is not currently traded on a national securities exchange, “market price” for BSPRT Common Stock is not currently available and will not be known until after Closing.
•	The trading price of the BSPRT Common Stock upon listing may be volatile.
•
Because BSPRT has a large number of stockholders and shares of BSPRT Common Stock have not been listed on a national securities exchange, there may be significant pent-up demand to sell shares of BSPRT Common Stock once applicable lock-up restrictions expire six months following the effective time of the Merger. Significant sales of shares of BSPRT Common Stock, or the perception that significant sales of such shares could occur, may adversely impact the price of shares of BSPRT Common Stock once listed.

•	Following the Merger, the Combined Company may not pay dividends at or above the rate currently paid by BSPRT or Capstead.
•	The Combined Company will have a significant amount of indebtedness and may need to incur more in the future.
•	The Combined Company is expected to incur substantial expenses related to the Merger.
•
The historical and unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus may not be representative of the Combined Company’s results after the Merger, and accordingly, you have limited financial information on which to evaluate the Combined Company following the Merger.

•
Continued or worsening impacts of the ongoing COVID-19 pandemic may materially and adversely affect the Combined Company’s financial condition, operating results and cash flows and the operations and financial performance of many of the borrowers underlying its real estate-related assets.

•
If the Combined Company is unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of its financial reports and the market price of BSPRT Common Stock may be negatively affected.

•
BSPRT and Capstead will treat the Merger as taxable to holders of Capstead Common Stock and Capstead Series E Preferred Stock; however, holders of Capstead Common Stock or Capstead Series E Preferred Stock may not receive cash sufficient to pay any taxes that they owe.

•	The U.S. federal income tax treatment of the Advisor Cash Consideration is not clear, and the IRS might challenge the position taken by the parties to the Merger Agreement.
•	The Combined Company may incur adverse tax consequences if it or Capstead has failed or fails to qualify as a REIT for U.S. federal income tax purposes.
•	Investment in the Combined Company’s stock has various tax risks.
The Capstead Special Meeting (Page 55)
•	Date, Time and Place. The special meeting of Capstead common stockholders will be held solely by means of remote communication live over the Internet on October 15, 2021, at 9:00 a.m., Central Time.

•
Purpose. At the Capstead special meeting, the holders of Capstead Common Stock will be asked to approve the Capstead Merger Proposal, the Capstead Non-Binding Compensation Advisory Proposal and the Capstead Adjournment Proposal.

•
Record Date; Voting Rights. Holders of record of Capstead Common Stock at the close of business on August 26, 2021, are entitled to receive notice and to vote at the Capstead special meeting and any postponement or adjournment thereof. Each holder of record of Capstead Common Stock on the record date is entitled to one vote per share with respect to each proposal.

•
Quorum. The presence, virtually or by proxy of the holders of shares of Capstead Common Stock entitled to cast a majority of all the votes entitled to be cast at the Capstead special meeting, will constitute a quorum at the Capstead special meeting. Abstentions will be counted for the purpose of determining a quorum.

•
Required Vote. Approval of the Capstead Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Capstead Common Stock entitled to vote on the Capstead Merger Proposal. Approval of the Capstead Non-Binding Compensation Advisory Proposal requires, provided a quorum is present, the affirmative vote of a majority of the votes cast on the matter by holders of shares of Capstead Common Stock at the Capstead special meeting. Approval of the Capstead Adjournment Proposal requires, provided a quorum is present, the affirmative vote of a majority of the votes cast on the matter by holders of shares of Capstead Common Stock at the meeting.

As of the close of business on the Capstead Record Date, the directors and executive officers of Capstead owned approximately 2.44% of the outstanding shares of Capstead Common Stock entitled to vote at the Capstead special meeting. Capstead currently expects that the Capstead directors and officers will vote their shares of Capstead Common Stock in favor of the Capstead Merger Proposal, although none of them are obligated to do so.
Opinion of Capstead’s Financial Advisor, Credit Suisse Securities (USA) LLC (Page 76)
Capstead has engaged Credit Suisse to act as a financial advisor to Capstead in connection with the proposed Merger. In connection with this engagement, Credit Suisse delivered an opinion, dated July 25, 2021, to the Capstead Board as to the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to be received by holders of Capstead Common Stock (other than excluded holders (as defined below)) pursuant to the Merger Agreement. For purposes of Credit Suisse’s analyses and opinion, the term “excluded holders” refers to, collectively, BSPRT and its affiliates.
The full text of Credit Suisse’s written opinion, dated July 25, 2021, is attached to this proxy statement/prospectus as Annex B and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Credit Suisse in connection with such opinion. The description of Credit Suisse’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the Capstead Board (in its capacity as such) for its information in connection with its evaluation of the merger consideration from a financial point of view and did not address any other terms, aspects or implications of the proposed Merger, the relative merits of the proposed Merger or related transactions as compared to alternative transactions or strategies that might be available to Capstead or the underlying business decision of the Capstead board or Capstead to proceed with the proposed merger or related transactions. Credit Suisse’s opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger or otherwise.
For more information, see “The Merger—Opinion of Capstead’s Financial Advisor, Credit Suisse Securities (USA) LLC” beginning on page 76 and Annex B.
Directors and Management of BSPRT After the Merger (Page 114)
In the Merger Agreement, BSPRT has agreed to take all necessary corporate action so that upon and after the effective time of the Merger, the size of the BSPRT Board will be increased by three members to eight total members, and Capstead will designate three of its pre-Merger independent directors, Pat Augustine, Michelle P. Goolsby and Gary Keiser, to serve on the board of directors of BSPRT until the 2022 annual stockholders meeting of BSPRT. Additionally, BSPRT has agreed to nominate two of the former Capstead directors to stand for election at the 2022 annual meeting of stockholders of BSPRT, to serve for a term until the 2023 annual meeting of stockholders of

BSPRT. Each of the executive officers of BSPRT immediately prior to the effective time of the Merger will continue as an executive officer of the Combined Company following the effective time of the Merger.
Interests of BSPRT’s Directors and Executive Officers in the Merger (Page 90)
Capstead stockholders should be aware that executive officers of BSPRT (including one that serves as a BSPRT director) have certain interests in the Merger that may be different from, or in addition to, the interests of Capstead stockholders (and stockholders of the Combined Company) generally and that may present actual or potential conflicts of interests. The Capstead Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby.
The Combined Company will continue to be managed by the BSPRT Advisor under the terms of the BSPRT Advisory Agreement. Under the BSPRT Advisory Agreement, the BSPRT Advisor provides the day-to-day management of BSPRT’s business, including providing BSPRT with its executive officers and all other personnel necessary to support its operations. In exchange for its services, BSPRT pays the BSPRT Advisor a management fee and an annual subordinated performance fee (upon achievement of certain metrics) and reimburses it for certain expenses incurred by it and its affiliates in rendering management services to BSPRT. The Chairman of the BSPRT Board and the executive officers of BSPRT are employees of the BSPRT Advisor.
Pursuant to the BSPRT Advisory Agreement, BSPRT pays the BSPRT Advisor a monthly asset management fee equal to one-twelfth of 1.5% of stockholders’ equity as calculated pursuant to the BSPRT Advisory Agreement. Following the Merger, BSPRT’s stockholders’ equity will include the additional equity attributable to the acquisition of Capstead, thus the amount of the management fees payable to the BSPRT Advisor will also increase, which gives the BSPRT Advisor (and therefore, BSPRT’s management), an incentive, not shared by BSPRT stockholders, to negotiate and effect the Merger, possibly on terms less favorable to BSPRT than would otherwise have been achieved.
At the Closing, the BSPRT Advisor will make a cash payment (the Advisor Cash Consideration) to the holders of each share of Capstead Common Stock equal to the product of (rounding to the nearest cent) (A) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (B) 77.5%, without any interest thereon.
In addition, the BSPRT Advisor and its parent company, Franklin Templeton, have committed to support $35 million of the $100 million share buyback program that the Combined Company will implement after Closing.
Interests of Capstead’s Directors and Executive Officers in the Merger (Page 86)
In considering the Capstead Board’s recommendation for Capstead stockholders to approve the Capstead Merger Proposal and the Capstead Non-Binding Compensation Advisory Proposal, Capstead stockholders should be aware that directors and executive officers of Capstead have interests in the Merger that may be different from, or in addition to, the interests of Capstead stockholders generally and that may present actual or potential conflicts of interests. These interests include:
•
immediately prior to the effective time of the Merger, each outstanding award of Capstead Restricted Stock granted pursuant to the Capstead Equity Plan will automatically vest in full and any forfeiture restrictions applicable to such shares of Capstead Restricted Stock shall immediately lapse. As a result, each share of Capstead Restricted Stock will be treated as a share of Capstead Common Stock for all purposes of the Merger, including the right to receive the Total Per Common Share Consideration (less any applicable income and employment taxes);

•
immediately prior to the effective time of the Merger, each Capstead Performance Unit that is outstanding will automatically become earned and vested with respect to that number of shares of Capstead Common Stock subject to such Capstead Performance Unit determined in accordance with the terms of the applicable award agreement, which will be deemed earned at the target number of shares subject to the award. As a result, all shares of Capstead Common Stock represented by such Capstead Performance Units will be treated as a share of Capstead Common Stock for all purposes of the Merger, including the right to receive the Total Per Common Share Consideration (less any applicable income and employment taxes);

•
each of Capstead’s executive officers is party to a severance/change in control agreement with Capstead that provides severance and other benefits in the case of a “qualifying termination” during the 24-month period following a change in control, which will include the consummation of the Merger, and it is expected that each of Capstead’s executive officers will be terminated upon consummation of the Merger and that such termination will be a “qualifying termination”;

•
each of Capstead’s executive officers may receive a prorated portion of his bonus with respect to the portion of the calendar year of the Closing that occurs prior to the Closing under the terms of Capstead’s annual incentive compensation plan;

•
under the terms of Capstead’s nonqualified deferred compensation plan, the unvested contributions in the Capstead nonqualified deferred compensation plan will become fully vested in connection with the termination of the Capstead 401(k) plan, which may be terminated at the option of Capstead or BSPRT pursuant to the Merger Agreement;

•	continued indemnification and insurance coverage for the directors and executive officers of Capstead in accordance with the Merger Agreement; and
•
upon the Closing, three existing independent directors of Capstead (Messrs. Augustine and Keiser and Ms. Goolsby) will join the BSPRT Board following the Merger and receive compensation in accordance with BSPRT’s independent director compensation program.

The Capstead Board was aware of these interests and considered them, among other matters, when approving the Merger Agreement and the transactions contemplated thereby, including the Merger.
Conditions to Complete the Merger (Page 109)
A number of conditions must be satisfied or, to the extent permitted by law, waived before the Merger can be consummated. These include, among others:
•	the approval of the Capstead Merger Proposal by Capstead common stockholders;
•
effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus constitutes a part, and no stop order suspending the effectiveness of the Form S-4 having been initiated or threatened by the SEC;

•	no injunction or law prohibiting the Merger;
•
approval for listing on the NYSE of the shares of BSPRT Common Stock and BSPRT Series E Preferred Stock, to be issued in the Merger or reserved therefor, subject to official notice of issuance and the articles supplementary classifying the BSPRT Series E Preferred Stock will have been filed with and accepted for record by the SDAT;

•
the BSPRT Recapitalization will have been effectuated by the filing with and acceptance for record by the SDAT of (i) articles of amendment in a form reasonably acceptable to Capstead to effect the BSPRT Reverse Stock Split, (ii) articles of amendment in a form reasonably acceptable to Capstead to effect the name change and (iii) the articles supplementary designating the BSPRT Class B Common Stock in a form reasonably acceptable to Capstead;

•	accuracy of each party’s representations, subject in most cases to materiality or material adverse effect qualifications;
•	the absence of a material adverse effect on either BSPRT or Capstead; and
•	material performance and compliance with each party’s covenants.
Regulatory Approvals Required for the Merger (Page 91)
BSPRT and Capstead are not aware of any material federal or state regulatory requirements that must be complied with, or approvals that must be obtained, in connection with the Merger or the other transactions contemplated by the Merger Agreement.
Listing of BSPRT Common Stock and BSPRT Series E Preferred Stock and Deregistration of Capstead Common Stock and Capstead Series E Preferred Stock (Page 99)
It is a condition to the completion of the Merger that the shares of BSPRT Common Stock and BSPRT Series E Preferred Stock issuable in connection with the Merger be approved for listing on the NYSE, subject to official notice of issuance. After the Merger is completed, the Capstead Common Stock and Capstead Series E Preferred Stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act.

Accounting Treatment (Page 91)
In accordance with Accounting Standards Codification Topic 805, “Business Combinations,” which is referred to as ASC 805, because the assets and liabilities of Capstead do not meet the definition of a business, the transaction is expected to be accounted for as an asset acquisition. The final allocation of the consideration paid will be determined after the Merger is completed and after completion of a final analysis to determine the estimated relative fair values of assets and liabilities.
In accordance with ASC 805, BSPRT will measure the cost of the net assets acquired on the basis of the fair value of the consideration given, inclusive of transaction costs, which was determined to be more reliably measurable. As the cost of the acquisition, inclusive of transaction costs, is expected to exceed the fair value of the assets acquired, BSPRT will allocate the difference on a relative fair value basis to certain qualifying assets of Capstead. BSPRT’s management has made these determinations based on various preliminary estimates, which are pending finalization. Final asset acquisition accounting adjustments may differ materially from the pro forma adjustments presented herein.
This amount will be capitalized on the balance sheet at the time of acquisition. BSPRT currently expects that subsequent to the transaction, all or substantially all of this amount will be recognized in the income statement as an expense over time. For more information, see “Accounting Treatment” beginning on page 91.
Comparison of Rights of BSPRT stockholders and Capstead stockholders (Page 171)
Holders of Capstead Common Stock will have different rights following the effective time of the Merger because they will hold shares of BSPRT Common Stock instead of shares of Capstead Common Stock, and there are differences between the governing documents of BSPRT and Capstead. For more information regarding the differences in rights of BSPRT stockholders and Capstead stockholders, see “Comparison of Rights of BSPRT stockholders and Capstead stockholders” beginning on page 171.
Appraisal Rights (Page 91)
Neither holders of BSPRT Common Stock nor holders of Capstead Common Stock or Capstead Series E Preferred Stock will be entitled to appraisal rights or rights of objecting stockholders.
No Solicitation; Change in Recommendations (Page 112)
From and after the date of the Merger Agreement until the effective time of the Merger or if earlier, the termination of the Merger Agreement, Capstead will not, and will cause its subsidiaries and will instruct its representatives not to, among other things, directly or indirectly:
•
initiate, solicit or knowingly encourage or facilitate any inquiries, proposals or offers for, or that could lead to, any Capstead Competing Proposal (as defined in “The Merger Agreement — Competing Proposals” beginning on page 105);

•
enter into or engage in, continue or otherwise participate in any discussions or negotiations with any person regarding or otherwise in furtherance of, or that could reasonably be expected to lead to a Capstead Competing Proposal;

•
release any person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation; provided, that Capstead is permitted to grant waivers of, and not enforce, any such standstill provision or similar obligation in effect on the date of the Merger Agreement solely to the extent necessary to permit the counterparty thereto to make a Capstead Competing Proposal in compliance with the terms of the Merger Agreement;

•
furnish any confidential or non-public information or data regarding Capstead or any of its subsidiaries, or grant access to the assets or employees of Capstead or any of its subsidiaries, to any person in connection with or in response to any Capstead Competing Proposal;

•
authorize, permit or enter into any binding or nonbinding letter of intent or agreement in principle, or other agreement regarding a Capstead Competing Proposal (other than certain confidentiality agreements); or

•
withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to the other party, the Capstead board recommendation, or publicly recommend the approval or adoption of, or publicly approve or adopt, any Capstead Competing Proposal.

Prior to the receipt of approval of the Capstead Merger Proposal by holders of Capstead Common Stock at the Capstead special meeting, in response to an unsolicited bona fide written Capstead Competing Proposal made after the date of the Merger Agreement that has not been withdrawn, and provided such Capstead Competing Proposal did not result from a breach or violation of certain provisions of the Merger Agreement, the Capstead Board may make a change in its Capstead Board recommendation or terminate the Merger Agreement to enter into a definitive agreement with respect to a Capstead Superior Proposal, if (and only if) prior to taking any such action:
•
the Capstead Board determines after consultation with its financial advisors and outside legal counsel that such Capstead Competing Proposal is a Capstead Superior Proposal and the failure to terminate the Merger Agreement to enter into a definitive agreement with respect to such Capstead Superior Proposal or make a Capstead Change of Recommendation would be inconsistent with the directors’ duties under applicable law; and

•
Capstead will have given notice to BSPRT that the Capstead Board intends to take such action (a “Notice of Recommendation Change”), specifying in reasonable detail the material terms and conditions of such Capstead Superior Proposal and including unredacted copies of the proposed definitive agreements relating to such Capstead Superior Proposal, and any other proposed documents or agreements relating thereto, including all proposed or executed financing commitments related thereto, at least four business days in advance of effecting the Capstead Change of Recommendation and/or terminating the Merger Agreement and during the four business day period immediately following BSPRT’s receipt of the Notice of Recommendation Change (the “Notice Period”), Capstead has, and has caused its representatives to, if requested by BSPRT, negotiate with BSPRT and its representatives in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Capstead Competing Proposal ceases, in the good faith judgment of the Capstead Board (after consultation with its financial advisors and outside legal counsel), to constitute a Capstead Superior Proposal, if BSPRT, in its sole discretion, determines to make such adjustments and (y) following such Notice Period, the Capstead Board again determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment of the terms of the Merger Agreement proposed in writing by BSPRT prior to the conclusion of the Notice Period) that such Capstead Competing Proposal continues to constitute a Capstead Superior Proposal and, after consultation with outside legal counsel, that failure to do so would be inconsistent with the directors’ duties under applicable law.

Capstead may, directly or indirectly through one or more of its representatives, at any time prior to the receipt of the Capstead stockholder approval, seek clarification from any person who has made an unsolicited bona fide written Capstead Competing Proposal that did not result from a breach or violation of the non-solicitation provision in the Merger Agreement, solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Capstead Board to make an informed determination as to whether such Capstead Competing Proposal constitutes, or would reasonably be expected to lead to, a Capstead Competing Proposal.
See “The Merger Agreement — Competing Proposals” beginning on page 105.
Termination of the Merger Agreement (Page 111)
The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of BSPRT and Capstead.
The Merger Agreement may also be terminated prior to the effective time of the Merger by either BSPRT or Capstead if:
•
any governmental entity of competent jurisdiction has issued a final and non-appealable order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, or if any law has been adopted prior to the effective time of the Merger that permanently makes the consummation of the Merger illegal or otherwise permanently prohibited;

•
the Merger has not been consummated on or before 5:00 p.m. Dallas, Texas time, on January 25, 2022 (provided that this termination right will not be available to any party whose breach of any representation, warranty, covenant or agreement under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before that date);

•
the other party breaches certain covenants or other agreements contained in the Merger Agreement or any representation and warranty of the other party contained in the Merger Agreement fails to be true and correct which (x) would give rise to the failure of certain conditions to Closing if it was continuing as of the date of Closing and (y) cannot be or has not been cured (or is incapable of becoming true or does not become true) by a certain time; provided, however, that the terminating party is not then also in breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement; or
•	Capstead stockholders have failed to approve the Merger and the other transactions contemplated by the Merger Agreement, as applicable.
BSPRT also may terminate the Merger Agreement if, (i) prior to the time the Capstead stockholder approval is obtained, if the Capstead Board has effected a change of recommendation, whether or not in accordance with certain non-solicitation provisions, (ii) a tender offer or exchange offer for any shares of Capstead Common Stock that constitutes a Capstead Competing Proposal is commenced and the Capstead Board fails to recommend against acceptance of such tender offer or exchange offer by the Capstead stockholders and to publicly reaffirm the Capstead board recommendation within ten (10) business days of being requested to do so by BSPRT or (iii) Capstead willfully and materially breaches the non-solicitation covenants contained in the Merger Agreement.
Capstead also may terminate the Merger Agreement if, prior to the time that Capstead has obtained the approval of its stockholders at the Capstead stockholder meeting, the Capstead Board determines to terminate the Merger Agreement in connection with a Capstead Superior Proposal and, concurrently with the termination of the Merger Agreement, Capstead enters into a definitive agreement providing for the implementation of such Capstead Superior Proposal; provided, however, that such termination shall not be effective unless Capstead concurrently pays to BSPRT a termination fee of $26.7 million.
For more information regarding termination of the Merger Agreement, see “The Merger Agreement — Termination of the Merger Agreement” beginning on page 111.
Termination Fees and Expenses (Page 112)
Generally, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring those fees and expenses; provided that, in certain circumstances, including a change of recommendation or, in the case of Capstead, the acceptance of a Capstead Superior Proposal, Capstead would be required to pay BSPRT a termination fee of $26,700,000. In addition, upon termination of the Merger Agreement by BSPRT or Capstead under specified circumstances, BSPRT or Capstead, as applicable, would be required to pay the other party an agreed expense amount of $4,000,000.
For further discussion of the termination fees, see “The Merger Agreement — Termination Fees and Expenses” beginning on page 112.
Material U.S. Federal Income Tax Consequences (Page 123)
BSPRT and Capstead will treat the Merger as a taxable transaction for U.S. federal income tax purposes. Accordingly, a holder of Capstead Common Stock generally should recognize gain or loss upon the exchange of his, her or its Capstead Common Stock for the Per Common Share BSPRT Consideration in an amount equal to the difference between the fair market value of such merger consideration received by the holder and the holder’s tax basis in his, her or its Capstead Common Stock. A holder of Capstead Series E Preferred Stock generally should recognize gain or loss upon the exchange of his, her or its Capstead Series E Preferred Stock for the Preferred Merger Consideration in an amount equal to the difference between the fair market value of such merger consideration received by the holder and the holder’s tax basis in his, her or its Capstead Series E Preferred Stock. Such gain or loss recognized by a holder of Capstead Common Stock or Capstead Series E Preferred Stock generally should be capital gain or loss. Although the matter is not free from doubt, BSPRT Advisor, Capstead and EQ Shareowner Services (as BSPRT Advisor’s exchange agent) intend to take the position that the Advisor Cash Consideration received by a holder of Capstead Common Stock is treated as separately paid by BSPRT Advisor directly to the holders of Capstead Common Stock as additional consideration with respect to the transaction. Assuming such position is respected, any gain or loss recognized by a holder of Capstead Common Stock as a result of the receipt of such consideration should be capital gain or loss. No assurance can be given, however, that the IRS will not assert, or that a court would not sustain, a contrary position.
Except as otherwise described in the section entitled “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Merger” (beginning on page 123), non-U.S. shareholders (as defined in the section entitled “Material U.S. Federal Income Tax Considerations—Material U.S.

Federal Income Tax Consequences of the Merger” beginning on page 123) generally should not be subject to U.S. tax on the receipt of the Per Common Share BSPRT Consideration or the Preferred Merger Consideration. Because of the uncertainty regarding the tax consequences of the receipt of the Advisor Cash Consideration, BSPRT Advisor and EQ Shareowner Services (as BSPRT Advisor’s exchange agent) intend to withhold U.S. income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty, provided the non-U.S. shareholder furnishes the applicable forms or documents certifying qualification for the lower treaty rate) from the Advisor Cash Consideration payable to a non-U.S. shareholder.
The tax consequences to you of the Merger will depend on your situation. You should consult your tax advisor for a full understanding of the tax consequences to you of the Merger. For more information regarding the tax consequences of the Merger to Capstead stockholders, please see “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 123.
Description of BSPRT Capital Stock (Page 152)
The following table reflects the BSPRT’s capital stock as of each of:
•	July 31, 2021;
•
as adjusted to reflect the BSPRT Recapitalization and the automatic conversion of BSPRT’s Series A Preferred Stock into shares of BSPRT Common Stock upon the listing of the BSPRT Common Stock, assuming each had occurred on July 31, 2021; and

•
as further adjusted to reflect the BSPRT Common Stock and BSPRT Series E Preferred Stock expected to be issued in the Merger based on the book values per share of BSPRT Common Stock and Capstead common stock as of June 30, 2021.

	As of July 31, 2021	After BSPRT Recapitalization/Preferred Stock Conversions	Merger Closing
BSPRT Common Stock (Class A)	44,148,122	12,064,458	46,174,343(1)
BSPRT Class B Common Stock	0	39,733,310	39,733,310
BSPRT Series A Preferred Stock	25,567	0	0
BSPRT Series C Preferred Stock	1,400	1,400	1,400
BSPRT Series D Preferred Stock	17,950	17,950	17,950
BSPRT Series E Preferred Stock	0	0	10,329,039
(1)	Actual amounts will be determined based on the final Exchange Ratio (as determined and publicly announced at least three business days before the Capstead special meeting).
Holders of the BSPRT Common Stock and BSPRT Class B Common Stock have voting rights and are entitled to receive dividends if, as and when authorized by the BSPRT Board, and declared by BSPRT out of assets legally available therefor.
For a description of BSPRT’s Series C and Series D Preferred Stock that will remain outstanding after the Closing, including the terms upon which such shares will convert into BSPRT Common Stock, see “Description of BSPRT Capital Stock—Preferred Stock.”
The BSPRT Series E Preferred Stock issued in the Merger will have materially the same terms as the Capstead Series E Preferred Stock for which it will be exchanged in the Merger.
Selected Historical Financial Information of BSPRT
The following selected historical financial information for each of the years during the five-year period ended December 31, 2020 and the selected balance sheet data as of December 31 for each of the years in the five-year period ended December 31, 2020, have been derived from BSPRT’s historic audited consolidated financial statements and related notes. The selected historical financial information as of June 30, 2021, and for the six months ended June 30, 2021 and 2020, have been derived from BSPRT’s unaudited interim consolidated financial statements and related notes included in BSPRT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, a copy of which is included in Annex D to this proxy statement/prospectus and is incorporated herein by reference. The following selected historical financial information as of June 30, 2020 has been derived from BSPRT’s unaudited interim consolidated financial statements and related notes included in BSPRT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.
The information set forth below is not necessarily indicative of future results and you should read the selected historical financial information presented below together with the consolidated financial statements and the related notes thereto and management’s discussion and analysis of financial condition and results of operations of BSPRT included in Annex C and Annex D of this proxy statement/prospectus.
	Period Ended June 30,		Year Ended December 31,
Balance sheet data (dollars in thousands)	2021	2020	2020	2019	2018	2017	2016
Commercial mortgage loans, held for investment, net	$3,109,111	$2,468,670	$2,693,848	$2,762,042	$2,206,830	$1,402,046	$1,046,556
Commercial mortgage loans, held-for-sale, measured at fair value	77,031	69,879	67,649	112,562	76,863	28,531	21,179
Real estate securities, available for sale, measured at fair value	—	408,612	171,136	386,316	26,412	—	49,049
Total assets	3,455,683	3,340,086	3,189,761	3,540,620	2,606,078	1,583,661	1,248,125
Collateralized loan obligations	1,960,090	1,697,666	1,625,498	1,803,185	1,505,279	826,150	278,450
Repurchase agreements - commercial mortgage loans	287,462	226,224	276,340	252,543	149,440	65,690	257,664
Other financing and loan participation - commercial mortgage loans	37,105	18,771	31,379	—	9,902	25,698	—
Repurchase agreements - real estate securities	46,510	335,256	186,828	394,359	44,539	39,035	66,639
Total liabilities	2,400,192	2,377,277	2,182,063	2,514,705	1,727,064	973,322	614,475
Total stockholders’ equity	831,276	753,596	798,444	816,805	733,228	610,339	633,650
	Period Ended June 30,		Year Ended December 31,
Operating data (dollars in thousands)	2021	2020	2020	2019	2018	2017	2016
Interest income	$91,222	$91,095	$179,872	$195,299	$152,288	$89,564	$79,404
Interest expense	24,006	39,627	66,556	90,418	70,000	32,359	23,169
Net interest income	67,216	51,468	113,316	104,881	82,288	57,205	56,235
Expenses	25,283	27,582	49,156	52,200	37,402	29,516	22,489
Other (income)/loss	(19,061)	28,573	15,775	(32,557)	(8,018)	(6,315)	3,756
Net income	60,156	414	54,746	83,924	52,825	33,779	29,990
Net income applicable to common stock	46,402	(7,556)	39,826	66,914	49,181	33,779	29,990
Basic net income per share	$1.05	$(0.17)	$0.90	$1.60	$1.44	$1.06	$0.95
Distributions per common share	$0.55	$0.63	$1.18	$1.44	$1.44	$1.80	$2.06

RISK FACTORS
In addition to other information included elsewhere in this proxy statement/prospectus and in the annexes to this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 51, you should carefully consider the following risk factors in deciding whether to vote for the Capstead Merger Proposal. In addition, you should read and consider the risks associated with the businesses of each of BSPRT and Capstead. The risks associated with the business of BSPRT are set forth below under “Risks Related to BSPRT’s Business”. The risks associated with the business of Capstead can be found in the Annual Report on Form 10-K for the year ended December 31, 2020 and other reports of Capstead, which are incorporated by reference into this proxy statement/prospectus, including particularly the sections therein titled “Risk Factors”. You should also read and consider the other information in this proxy statement/prospectus, including the BSPRT SEC filings attached as Annex C and Annex D and included as part of this proxy statement/prospectus. Please also see “Where You Can Find More Information and Incorporation by Reference” on page 194.
Risks Related to the Merger
The Merger is subject to a number of conditions which, if not satisfied or waived in a timely manner, would delay the Merger or adversely impact BSPRT’s and Capstead’s ability to complete the transaction.
The completion of the Merger is subject to the satisfaction or waiver of a number of conditions. In addition, under circumstances specified in the Merger Agreement, BSPRT or Capstead may terminate the Merger Agreement. In particular, completion of the Merger requires the approval of the Capstead Merger Proposal by the Capstead stockholders. While it is currently anticipated that the Merger will be completed shortly after the Capstead special meeting to approve the Capstead Merger Proposal, there can be no assurance that the conditions to Closing will be satisfied in a timely manner or at all, or that an effect, event, circumstance, occurrence, development or change will not transpire that could delay or prevent these conditions from being satisfied. Accordingly, BSPRT and Capstead cannot provide any assurances with respect to the timing of the Closing, whether the Merger will be completed at all and when the Capstead stockholders would receive the consideration for the Merger, if at all.
Failure to consummate the Merger as currently contemplated or at all could adversely affect the price of Capstead Common Stock and the future business and financial results of BSPRT and/or Capstead.
The Merger may be consummated on terms different than those contemplated by the Merger Agreement, or the Merger may not be consummated at all. If the Merger is not completed, or is completed on different terms than as contemplated by the Merger Agreement, BSPRT and Capstead could be adversely affected and subject to a variety of risks associated with the failure to consummate the Merger, or to consummate the Merger as contemplated by the Merger Agreement, including the following:
•	the BSPRT stockholders and the Capstead stockholders may be prevented from realizing the anticipated benefits of the Merger;
•	the market price of Capstead Common Stock could decline significantly;
•	reputational harm due to the adverse perception of any failure to successfully consummate the Merger;
•	BSPRT and Capstead being required, under certain circumstances, to pay to the other party a termination fee or expense amount;
•	incurrence of substantial costs relating to the proposed Merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and
•
the attention of BSPRT’s and Capstead’s management and, in the case of Capstead, employees may be diverted from their day-to-day business and operational matters as a result of efforts relating to attempting to consummate the Merger.

Any delay in the consummation of the Merger or any uncertainty about the consummation of the Merger on terms other than those contemplated by the Merger Agreement, or if the Merger is not completed, could materially adversely affect the business and financial results of BSPRT and Capstead, and/or the stock price of Capstead.

The Merger Agreement contains provisions that could discourage a potential competing acquirer of Capstead or could result in any competing acquisition proposal being at a lower price than it might otherwise be.
The Merger Agreement contains provisions that, subject to limited exceptions, restrict the ability of Capstead to initiate, solicit or knowingly encourage or facilitate any Capstead Competing Proposal. With respect to any written, bona fide Capstead Competing Proposal received by Capstead, BSPRT generally has an opportunity to offer to modify the terms of the Merger Agreement in response to such proposal before the Capstead Board may withdraw or modify its recommendation to the Capstead stockholders in response to such Capstead Competing Proposal or terminate the Merger Agreement in connection with a Superior Proposal in order to immediately thereafter enter into a definitive agreement implementing such Superior Proposal. In the event that Capstead’s Board withdraws or modifies its recommendation, BSPRT may terminate the Merger Agreement, in which case Capstead is required to pay BSPRT a termination fee of $26.7 million. In addition, if Capstead terminates the Merger Agreement in connection with a Superior Proposal, it would be required to pay BSPRT a termination fee of $26.7 million. Similarly, such termination fee less any amount previously paid as expense reimbursement may be payable in certain other circumstances as described in the Merger Agreement. In addition, upon termination of the Merger Agreement by BSPRT or Capstead under specified circumstances, BSPRT or Capstead, as applicable, would be required to pay the other party an agreed expense amount of $4,000,000. See “The Merger Agreement — Competing Proposals” beginning on page 105, “The Merger Agreement — Termination of the Merger Agreement” beginning on page 111 and “The Merger Agreement — Termination Fees and Expenses” beginning on page 112.
These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Capstead from considering or proposing a competing acquisition, even if the potential competing acquirer was prepared to pay consideration with a higher per share cash value than that market value proposed to be received or realized in the Merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expense amount that may become payable in certain circumstances under the Merger Agreement
The pendency of the Merger could adversely affect BSPRT’s and Capstead’s business and operations.
In connection with the pending Merger, some of the parties with whom BSPRT or Capstead does business may delay or defer decisions, which could negatively impact BSPRT’s or Capstead’s revenues, earnings, cash flows and expenses, regardless of whether the Merger is completed. In addition, under the Merger Agreement, BSPRT and Capstead are each subject to certain restrictions on the conduct of its respective business prior to completing the Merger. These restrictions may prevent BSPRT or Capstead from pursuing certain strategic transactions, acquiring and disposing assets, undertaking certain capital projects, undertaking certain financing transactions and otherwise pursuing other actions that are not in the ordinary course of business, even if such actions could prove beneficial. These restrictions may impede BSPRT’s or Capstead’s growth which could negatively impact its respective revenue, earnings and cash flows. Additionally, the pendency of the Merger may make it more difficult for BSPRT or Capstead to effectively retain and incentivize key personnel.
Because the number of shares of BSPRT Common Stock exchanged per share of Capstead Common Stock is not fixed, any change in BSPRT’s adjusted book value per share or Capstead’s adjusted book value per share prior to the Determination Date will affect the number of shares of BSPRT Common Stock issued by BSPRT and received by Capstead common stockholders at the Merger closing.
The number of shares of BSPRT Common Stock to be received by Capstead stockholders will be based on the Exchange Ratio to be determined by dividing Capstead’s adjusted book value per share by BSPRT’s adjusted book value per share as of the Determination Date. As provided in the Merger Agreement, the Determination Date shall be the last day of the month immediately preceding the month in which the Merger closing conditions (subject to exceptions) are reasonably expected to be satisfied, or such other date as may be mutually agreed by the parties in their respective sole discretions. Changes in the adjusted book value per share of either BSPRT or Capstead prior to the Determination Date for the Exchange Ratio will affect the consideration that Capstead stockholders will receive on the date of Closing.
Changes in Capstead’s adjusted book value per share and BSPRT’s adjusted book value per share may result from a variety of factors (some of which may be beyond the control of Capstead and BSPRT), including the following:
•	changes in interest rates;
•	changes in prepayment rates of mortgages;

•	changes in, or the fixed income market’s expectations for changes in, the Federal Reserve’s involvement in the U.S. Treasury and agency-guaranteed residential mortgage-backed securities markets;
•	the occurrence, extent and timing of credit losses within Capstead’s and BSPRT’s respective portfolios;
•	the state of the fixed income markets and other general economic conditions, particularly as they affect the price of earning assets and the credit status of borrowers;
•	the concentration of the credit risks to which Capstead and BSPRT are exposed;
•	the availability of suitable investment or disposition opportunities;
•	the impact of the COVID-19 pandemic on the operations and financial condition of each of BSPRT and Capstead and the industries in which they operate;
•	legislative and regulatory actions affecting Capstead’s and BSPRT’s businesses;
•	the availability and cost of financing for Capstead and BSPRT, including repurchase agreement financing, lines of credit, and revolving credit facilities;
•	increases in payment delinquencies and defaults on mortgages;
•
changes in liquidity in the market for real estate securities, the re-pricing of credit risk in the capital markets, inaccurate ratings of securities by rating agencies, rating agency downgrades of securities, and increases in the supply of real estate securities available-for-sale; and

•	other factors beyond the control of either Capstead or BSPRT, including those described or referred to elsewhere in this “Risk Factors” section.
In this proxy statement/prospectus, for illustrative purposes, an assumed Exchange Ratio has been presented based on Capstead’s adjusted book value per share and BSPRT’s adjusted book value per share as of June 30, 2021. Since the actual Exchange Ratio (as of the Determination Date) will differ, the value of the consideration for the Merger will also differ. Therefore, Capstead’s common stockholders cannot be sure of the Exchange Ratio or the value of the consideration that will be paid to holders of Capstead Common Stock upon completion of the Merger. Neither Capstead nor BSPRT has the right to terminate the Merger Agreement based on an increase or decrease in their respective adjusted book value per share.
The Merger and related transactions are subject to Capstead common stockholder approval.
The Merger cannot be completed unless Capstead common stockholders approve the Capstead Merger Proposal by the affirmative vote of the holders of at least a majority of the outstanding shares of Capstead Common Stock entitled to vote on such proposal, provided a quorum is present. If required stockholder approval is not obtained from Capstead stockholders, the Merger and related transactions cannot be completed.
The voting power of BSPRT stockholders and Capstead stockholders will be diluted by the Merger.
The Merger will dilute the ownership position of BSPRT stockholders and result in Capstead stockholders having an ownership stake in the Combined Company that is smaller than their current stake in Capstead. BSPRT and Capstead estimate that, based on an assumed Exchange Ratio of 0.3521, immediately following the completion of the Merger, BSPRT stockholders as of immediately prior to Closing will own in the aggregate approximately 60.3% of outstanding shares of common stock of the Combined Company and Capstead common stockholders as of immediately prior to Closing will own in the aggregate approximately 39.7% of outstanding shares of common stock of the Combined Company, based on the number of issued and outstanding shares of BSPRT Common Stock and Capstead Common Stock (excluding Cancelled Shares) as of July 31, 2021 (and applying the conversion of all of the outstanding shares of BSPRT Series A Preferred Stock into BSPRT Common Stock as of the Closing). Consequently, BSPRT stockholders and Capstead stockholders, as a general matter, will have less influence over the Combined Company’s management and policies after the effective time of the Merger than they currently exercise over the management and policies of BSPRT and Capstead, respectively.
If the Merger is not consummated by January 25, 2022, BSPRT or Capstead may terminate the Merger Agreement.
Either BSPRT or Capstead may terminate the Merger Agreement under certain circumstances, including if the Merger has not been consummated by January 25, 2022. However, this termination right will not be available to a party if that party failed to fulfill its obligations under the Merger Agreement and that failure was the cause of, or resulted in, the failure to consummate the Merger on or before such date.
The market price of BSPRT Common Stock after the consummation of the Merger may be affected by factors different from those affecting the value of BSPRT Common Stock or the price of Capstead Common Stock before the Merger.
The market price of BSPRT Common Stock may decline as a result of the Merger if the Combined Company does not achieve the perceived benefits of the Merger or the effect of the Merger on the Combined Company’s financial results is not consistent with the expectations of financial or industry analysts.
In addition, upon consummation of the Merger, BSPRT stockholders and Capstead stockholders will own interests in the Combined Company operating an expanded business with a different mix of assets, risks and liabilities. BSPRT’s current stockholders and Capstead’s current stockholders may not wish to continue to invest in the Combined Company, or for other reasons may wish to dispose of some or all of their shares of BSPRT Common Stock. If, following the effective time of the Merger, a large amount of BSPRT Common Stock is sold, the price of BSPRT Common Stock could decline.
Further, the Combined Company’s results of operations, as well as the market price of BSPRT Common Stock after the Merger may be affected by factors in addition to those currently affecting BSPRT’s or Capstead’s results of operations and the market price of Capstead Common Stock, including differences in assets and capitalization. Upon Closing, the Combined Company intends to reinvest dividends, interest, principal repayments and sales proceeds related to the Capstead assets acquired in the Merger, which are particularly concentrated in agency ARM securities, into BSPRT’s current investment strategies. The Combined Company may not be able to successfully accomplish this redeployment of the capital acquired in connection with the Merger at the investment returns BSPRT expects or in the timetable BSPRT expects. Accordingly, BSPRT’s and Capstead’s historical book values, market prices and financial results may not be indicative of these matters for the Combined Company after the Merger.
Shares of BSPRT Common Stock received by Capstead stockholders as a result of the Merger will have different rights from shares of Capstead Common Stock.
Upon the completion of the Merger, Capstead stockholders will no longer be stockholders of Capstead and will become stockholders of BSPRT. There will be important differences between the current rights of Capstead stockholders and the rights to which such stockholders will be entitled as stockholders of BSPRT. See the section entitled “Comparison of Rights of BSPRT stockholders and Capstead stockholders” beginning on page 171 for a discussion on the different rights associated with the shares of BSPRT Common Stock.
Directors and executive officers of each of BSPRT and Capstead may have interests in the Merger that are different from, or in addition to, the interests of BSPRT and Capstead stockholders, respectively.
Directors and executive officers of BSPRT and Capstead may have interests in the Merger that are different from, or in addition to, the interests of BSPRT and Capstead stockholders generally. Following the consummation of the Merger, all five of the current directors of the BSPRT Board are expected to continue as directors of the board of directors of the Combined Company and the executive officers of BSPRT are expected to continue as the executive officers of the Combined Company. In addition, three existing independent directors of Capstead (Messrs. Augustine and Keiser and Ms. Goolsby) will join the BSPRT Board following the Merger and receive compensation in accordance with BSPRT’s independent director compensation program. The Combined Company will continue to be managed by the BSPRT Advisor under the terms of the BSPRT Advisory Agreement, pursuant to which the BSPRT Advisor receives a management fee, an annual subordinated performance fee (upon achievement of certain metrics) and reimbursement for certain expenses incurred by it and its affiliates in rendering management services to BSPRT. The Chairman of the BSPRT Board and the executive officers of BSPRT are employees of the BSPRT Advisor. In addition, each of Capstead’s executive officers is party to a severance/change in control agreement with Capstead that provides severance and other benefits in the case of a “qualifying termination” during the 24-month period following a change in control, which will include the consummation of the Merger, and each of Capstead’s executive officers may receive a prorated portion of his bonus with respect to the portion of the calendar year of the Closing that occurs prior to the Closing under the terms of Capstead’s annual incentive compensation plan. Further, directors and executive officers of Capstead will receive continued indemnification and insurance coverage in accordance with the terms of the Merger Agreement. For more information, see the sections entitled “The Merger — Interests of BSPRT’s Directors and Executive Officers in the Merger” and “The Merger — Interests of Capstead’s Directors and Executive Officers in the Merger” beginning on page 86.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which Capstead or BSPRT is a party.
In addition to the payments to Capstead’s executive officers pursuant to the severance/change in control agreements with Capstead and Capstead’s annual incentive compensation plan referenced above, the completion of the Merger may trigger change in control or other provisions in certain agreements to which Capstead or BSPRT is a party. For example, the acquisition of the Capstead assets by BSPRT in the Merger will necessitate BSPRT amending the financial covenants in its repurchase facilities to reflect the financial impacts of the Merger. If BSPRT is unable to amend or obtain waivers of these or similar provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if BSPRT is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to BSPRT.
Multiple lawsuits have been filed against Capstead, the members of the Capstead Board, BSPRT, Merger Sub and/or BSPRT Advisor challenging the adequacy of the public disclosures related to the Merger and an adverse judgment in any of these lawsuits, or in any other litigation challenging the Merger, may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.
Capstead, the members of the Capstead Board, BSPRT, Merger Sub and/or BSPRT Advisor have been named as defendants in multiple lawsuits brought by purported stockholders of Capstead challenging the adequacy of public disclosures related to the Merger and seeking, among other things, injunctive relief to prevent completion of the Merger. Additional lawsuits may be filed against BSPRT, Merger Sub, BSPRT Advisor, Capstead and/or their respective directors or officers. See “The Merger — Litigation Related to the Merger” on page 93 for more information about the lawsuits that have been filed related to the Merger.
One of the conditions to the closing of the Merger is that no governmental entity having jurisdiction over BSPRT, Merger Sub and Capstead has issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger. Consequently, if a settlement or other resolution is not reached in the lawsuits referenced above and the plaintiff secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting the parties’ ability to complete the Merger, then such injunctive or other relief may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.
Risks Related to the Combined Company Following the Merger
Following the Merger, the Combined Company may be unable to realize the anticipated benefits of the Merger on the anticipated timeframe or at all.
The Merger involves the combination of two companies that currently operate as independent public companies. The potential difficulties the Combined Company may encounter in combining the companies include, but are not limited to, the following:
•
the inability of the Combined Company to successfully redeploy the capital acquired in connection with the Merger into BSPRT’s investment strategies at investment returns BSPRT expects or in the expected timetable;

•	the complexities of combining two companies with different histories and portfolio assets;
•	potential unknown liabilities and unforeseen increased expenses, delays or conditions associated with the Merger; and
•	performance shortfalls as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.
For all these reasons, you should be aware that it is possible that the combination process could result in the distraction of the Combined Company’s management, the disruption of the Combined Company’s ongoing business or inconsistencies in its operations, services, standards, controls, policies and procedures, any of which could adversely affect the Combined Company’s ability to deliver investment returns to stockholders, to maintain relationships with its key stakeholders and employees, to achieve the anticipated benefits of the Merger, or could otherwise materially and adversely affect its business and financial results.

Since BSPRT Common Stock is not currently traded on a national securities exchange, the “market price” for BSPRT Common Stock is not currently available and will not be known until after Closing.
The BSPRT Common Stock is not currently, and has never been, listed on a national securities exchange. Accordingly, prior to listing on the BSPRT Common Stock on the NYSE, there has been no public market for the BSPRT Common Stock. The book value per share disclosed in BSPRT’s SEC filings does not reflect market demand for BSPRT Common Stock and thus the initial public price of the BSPRT Common Stock on the NYSE once trading begins is expected to differ from book value. In addition, for the same reasons, the public price of the BSPRT Common Stock may have little or no relationship to the historical sales prices of the BSPRT Common Stock in private transactions in the past. In addition, the estimated Net Asset Value (“NAV”) per share determined by the BSPRT Board that is disclosed in BSPRT’s SEC filings was based on asset values as of September 30, 2020, and is thus stale, and does not necessarily reflect current market demand or portfolio composition, so it should not be considered an indicator of current NAV.
The trading price of the BSPRT Common Stock upon listing may be volatile.
The listing of the BSPRT Common Stock on the NYSE is a direct listing, rather than an initial public offering, and differs from an initial public offering in significant ways. For example, there will be no underwriters in connection with the listing of the BSPRT Common Stock. Consequently, prior to the opening of trading on the NYSE, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on the NYSE. Therefore, buy and sell orders submitted prior to and at the opening of trading of the BSPRT Common Stock on the NYSE will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public. Moreover, there will be no underwriters assuming risk in connection with the initial resale of BSPRT Common Stock. Additionally, because there will be no underwriters, there will be no underwriters’ option to purchase additional shares to help stabilize, maintain, or affect the public price of the BSPRT Common Stock on the NYSE immediately after the listing. Given that there will be no underwriters’ option to purchase additional shares or otherwise underwriters in engaging in stabilizing transactions, there could be greater volatility in the public price of our ordinary shares during the period immediately following the listing.
Because BSPRT has a large number of stockholders and shares of BSPRT Common Stock have not been listed on a national securities exchange, there may be significant pent-up demand to sell shares of BSPRT Common Stock once applicable lock-up restrictions expire six months following the effective time of the Merger. Significant sales of shares of BSPRT Common Stock, or the perception that significant sales of such shares could occur, may adversely impact the price of shares of BSPRT Common Stock once listed.
Pursuant to certain lock-up agreements and the restructuring of BSPRT’s equity prior to the effective time of the Merger, approximately 94% of the shares of BSPRT Common Stock will be prohibited from being publicly traded for six months following the Merger. As of June 30, 2021, there were 44,284,833 shares of BSPRT Common Stock issued and outstanding and approximately 13,438,868 shares of BSPRT Common Stock that will be issued upon conversion of BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock at various times after Closing in accordance with the terms of such preferred stock. BSPRT Common Stock has never been listed on any national securities exchange and the ability of stockholders to liquidate their investments has been limited. As a result, there may be significant pent-up demand to sell shares of BSPRT Common Stock once the lock-up restrictions referenced above expire six months following the effective time of the Merger. A large volume of sales of shares of BSPRT Common Stock could decrease the prevailing market price of shares of BSPRT Common Stock and could impair the Combined Company’s ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of shares of BSPRT Common Stock are not effected, the mere perception of the possibility of these sales could depress the market price of shares of BSPRT Common Stock and have a negative effect on the Combined Company’s ability to raise capital in the future. As a result of the conversion terms of the BSPRT Class B Common Stock, BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock and related contractual restrictions on certain of these shares, we expect that a significant portion of BSPRT Common Stock held by current stockholders (including shares underlying convertible securities), will be available for sale through the facilities of the NYSE 180 days after the initial listing of BSPRT Common Stock.

Following the Merger, the Combined Company may not pay dividends at or above the rate currently paid by BSPRT or Capstead.
Following the Merger, the Combined Company’s stockholders may not receive dividends at the same rate that they did as BSPRT stockholders or Capstead stockholders prior to the Merger for various reasons, including the following:
•
the Combined Company may not have enough cash to pay such dividends due to changes in its cash requirements, capital spending plans, cash flow or financial position, including related to the impact of the COVID-19 pandemic;

•
decisions on whether, when and in what amounts to make any future dividends will remain at all times entirely at the discretion of the Combined Company’s board of directors, which reserves the right to change its dividend practices at any time and for any reason; and

•
the amount of dividends that the Combined Company’s subsidiaries may distribute to the Combined Company may be subject to restrictions imposed by state law and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

The Combined Company’s stockholders will have no contractual or other legal right to dividends that have not been authorized by its board of directors and declared by the Combined Company.
The Combined Company will have a significant amount of indebtedness and may need to incur more in the future.
The Combined Company will have substantial indebtedness following completion of the Merger. In addition, in connection with executing its business strategies following the Merger, the Combined Company expects to evaluate the possibility of originating, funding, and acquiring additional commercial real estate debt and making other strategic investments, and it may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for the Combined Company, including:
•	hindering its ability to adjust to changing market, industry or economic conditions;
•	limiting its ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms or to fund acquisitions or emerging businesses;
•	limiting the amount of cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;
•	making it more vulnerable to economic or industry downturns, including interest rate increases; and
•	placing it at a competitive disadvantage compared to less leveraged competitors.
Moreover, the Combined Company may be required to raise substantial additional capital to execute its business strategy. The Combined Company’s ability to arrange additional financing will depend on, among other factors, its financial position and performance, as well as prevailing market conditions and other factors beyond its control. If the Combined Company is unable to obtain additional financing, its credit ratings could be further adversely affected, which could further raise its borrowing costs and further limit its future access to capital and its ability to satisfy its obligations under its indebtedness.
The Combined Company is expected to incur substantial expenses related to the Merger.
BSPRT and Capstead have incurred substantial legal, accounting, financial advisory and other costs, and the management teams of BSPRT and Capstead have devoted considerable time and effort in connection with the Merger. BSPRT and Capstead may incur significant additional costs in connection with the completion of the Merger or in connection with any delay in completing the Merger or termination of the Merger Agreement, in addition to the other costs already incurred. If the Merger is not completed, BSPRT and Capstead will separately bear certain fees and expenses associated with the Merger without realizing the benefits of the Merger. The fees and expenses may be significant and could have an adverse impact on the Combined Company’s results of operations.
Although BSPRT and Capstead have assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond the control of either BSPRT or Capstead that could affect the total amount or the timing of the integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the Merger could, particularly in the near term, exceed the savings that the Combined Company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the Merger.
The historical and unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus may not be representative of the Combined Company’s results after the Merger, and accordingly, you have limited financial information on which to evaluate the Combined Company following the Merger.
The unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Merger been completed as of the date indicated, nor is it indicative of the future operating results or financial position of the Combined Company following the Merger. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the Merger. The unaudited pro forma condensed combined financial information presented elsewhere in this proxy statement/prospectus is based in part on certain assumptions regarding the Merger that BSPRT believes are reasonable under the circumstances. BSPRT cannot assure you that the assumptions will prove to be accurate over time.
Continued or worsening impacts of the ongoing COVID-19 pandemic may materially and adversely affect the Combined Company’s financial condition, operating results and cash flows and the operations and financial performance of many of the borrowers underlying its real estate-related assets.
The COVID-19 pandemic has had, and another pandemic or public health crisis in the future could have, repercussions across domestic and global economies and financial markets. The global impact of the COVID-19 outbreak evolved rapidly and many governmental authorities, including state and local governments in regions in which the Combined Company’s borrowers own properties, reacted by instituting government restrictions, border closings, quarantines, “shelter-in-place” orders and “social distancing” guidelines which forced many of BSPRT’s borrowers to suspend or significantly restrict their business activities, and resulted in a dramatic increase in national unemployment and corporate bankruptcies, with particularly adverse impacts on the retail, including restaurants, and hospitality sectors. In response to a significant recent increase in cases of COVID-19 related to the COVID-19 Delta variant, some of these restrictions have been reinstituted and we believe a number of jurisdictions are considering reinstituting them.
Should the pandemic continue to worsen, it may materially and adversely affect the Combined Company’s financial condition, operating results and cash flows and the operations and financial performance of many of the borrowers underlying the Combined Company’s real estate-related assets. For example, BSPRT has and may receive additional margin calls from its lenders as a result of declines in the market value of the assets pledged by BSPRT to its lenders under its repurchase agreements and warehouse credit facilities, particularly those related to its securities portfolio, and if the Combined Company fails to resolve such margin calls when due by payment of cash or delivery of additional collateral, lenders may exercise remedies including demanding payment by the Combined Company of its aggregate outstanding financing obligations and/or taking ownership of the loans or other assets securing the applicable obligations and liquidating them at inopportune prices. This risk will be heightened during the period the Combined Company holds the assets acquired in the Merger which are primarily composed of securities financed with repurchase agreements.
The extent to which the COVID-19 pandemic impacts the Combined Company or its borrowers’ operations will depend on future developments which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, including resurgences resulting from variants such as the Delta variant, the speed and effectiveness of vaccine and treatment developments, distribution and adoption, and the direct and indirect economic effects of the pandemic and containment measures. The inability of the Combined Company’s borrowers to meet their loan obligations and/or borrowers filing for bankruptcy protection would reduce the Combined Company’s cash flows, which would impact the Combined Company’s ability to pay dividends to its stockholders. The fluidity of this situation precludes any prediction as to the full adverse impact of the COVID-19 pandemic. Moreover, many risk factors set forth in this proxy statement/prospectus should be interpreted as heightened risks as a result of the impact of the COVID-19 pandemic.

If the Combined Company is unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of its financial reports and the market price of BSPRT Common Stock may be negatively affected.
As a listed public company, beginning with the 2022 fiscal year, the Combined Company’s independent registered public accounting firm will be required to formally attest to the effectiveness of the Combined Company’s internal controls over financial reporting on an annual basis. The process of designing, implementing and testing the internal controls over financial reporting required to comply with this obligation is time consuming, costly and complicated. If the Combined Company identifies material weaknesses in its internal controls over financial reporting, if it is unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that its internal controls over financial reporting is effective or if the independent registered public accounting firm is unable to express an opinion as to the effectiveness of the Combined Company’s internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of the Combined Company’s financial reports and the market price of BSPRT Common Stock could be negatively affected. The Combined Company could also become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.
General Tax Risks
BSPRT and Capstead will treat the Merger as taxable to holders of Capstead Common Stock and Capstead Series E Preferred Stock; however, holders of Capstead Common Stock may not receive, and Capstead Series E Preferred Stock will not receive, cash sufficient to pay any taxes they owe.
BSPRT and Capstead will treat the Merger as a taxable sale by Capstead of all of its assets followed by a liquidating distribution to the Capstead stockholders. Subject to the discussion in the section entitled “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 123 relating to the treatment of the Advisor Cash Consideration, a holder of Capstead Common Stock generally should recognize gain or loss upon the exchange of his, her or its Capstead Common Stock for the Per Common Share BSPRT Consideration in an amount equal to the difference between the fair market value of such consideration received by the holder and the holder’s tax basis in his, her or its Capstead Common Stock. A holder of Capstead Series E Preferred Stock generally should recognize gain or loss upon the exchange of his, her or its Capstead Series E Preferred Stock for the Preferred Merger Consideration in an amount equal to the difference between the fair market value of such consideration received by the holder and the holder’s tax basis in his, her or its Capstead Series E Preferred Stock. Such gain or loss recognized by a holder of Capstead Common Stock or Capstead Series E Preferred Stock should generally be capital gain or loss. For further discussion of the U.S. federal income tax consequences of the Merger to U.S. shareholders, including the tax consequences of the receipt of the Advisor Cash Consideration and the potential characterization of the Advisor Cash Consideration as ordinary income, see the section entitled “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 123. Because the holders of Capstead Common Stock will receive only a portion of the Per Common Share BSPRT Consideration in the form of cash, and because holders of Capstead Series E Preferred Stock will receive only BSPRT Series E Preferred Stock, holders of Capstead Common Stock or Capstead Series E Preferred Stock may need to sell BSPRT Common Stock or BSPRT Series E Preferred Stock, respectively, received in the Merger, or use cash from other sources, including the Advisor Cash Consideration, to pay any tax obligations resulting from the Merger.
The U.S. federal income tax treatment of the Advisor Cash Consideration is not entirely clear, and the position taken that the Advisor Cash Consideration is part of the total cash consideration received by Capstead stockholders in exchange for their Capstead Common Stock might be challenged by the IRS.
With respect to the Advisor Cash Consideration, there is limited authority addressing the tax consequences of the receipt of consideration from a party other than the acquiror and, as a result, the tax consequences of the receipt of the Advisor Cash Consideration are not clear. BSPRT, the BSPRT Advisor, Capstead and EQ Shareowner Services (as the BSPRT Advisor’s exchange agent) intend to take the position that the Advisor Cash Consideration received by a holder of Capstead Common Stock is treated as additional merger consideration. It is possible, however, that the IRS could assert a contrary position that the Advisor Cash Consideration should be treated as taxable ordinary income and not as cash received in exchange for such holder’s Capstead Common Stock.

The Combined Company would incur adverse tax consequences if it, Capstead or any of BSPRT’s or Capstead’s subsidiary REITs failed to qualify as a REIT for U.S. federal income tax purposes.
Each of BSPRT and Capstead has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so up to the time of the Merger. The Combined Company intends to operate in a manner that it believes allows it to qualify as a REIT after the Merger. Neither BSPRT nor Capstead has requested or currently plans to request a ruling from the IRS that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of BSPRT or Capstead may affect its ability to qualify as a REIT. In order to qualify as a REIT, each of BSPRT and Capstead must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.
If either BSPRT or Capstead has failed or fails to qualify as a REIT and the Merger is completed, the Combined Company may inherit significant tax liabilities and, possibly, could fail to qualify as a REIT. If this were the case, the Combined Company would face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:
•
it would be subject to U.S. federal income tax on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	it could be subject to the federal alternative minimum tax and possibly increased state and local taxes for such periods;
•
unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor” corporation, trust or association could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified;

•	if it were to re-elect REIT status, it would have to distribute all earnings and profits from non-REIT years before the end of the first new REIT taxable year; and
•
for the five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it would be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Even if the Combined Company otherwise retains its REIT status, if Capstead were to fail to qualify as a REIT for a taxable year before the merger, the Combined Company will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because the Combined Company, as the successor by merger to Capstead, would be subject to any corporate income tax liabilities of Capstead, including penalties and interest, attributable to the years prior to merger that Capstead failed to qualify as a REIT.
As a result of these factors, the Combined Company’s failure (after the merger), BSPRT’s failure (before the merger) or Capstead’s failure (before the merger) to qualify as a REIT could impair the Combined Company’s ability after the merger to expand its business and raise capital, and would materially adversely affect the value of the Combined Company’s common shares.
The failure of a mezzanine loan to qualify as a real estate asset could adversely affect the Combined Company’s ability to qualify as a REIT.
The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan, if it meets certain requirements, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. The Combined Company may originate or acquire mezzanine loans that do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, in which case, there can be no assurance that the IRS will not challenge the tax treatment of such loans. If such a challenge were sustained, the Combined Company could fail to qualify as a REIT.

Even if the Combined Company qualifies as a REIT, it may be subject to tax liabilities that reduce its cash flow for distribution to its stockholders.
Even if the Combined Company qualifies as a REIT, it may be subject to some U.S. federal, state and local taxes on its income or property. For example:
•
In order to qualify as a REIT, the Combined Company must distribute annually at least 90% of its “REIT taxable income” (determined before the deduction of dividends paid and excluding net capital gains) to its stockholders. To the extent that it satisfies the distribution requirement but distributes less than 100% of its REIT taxable income, the Combined Company will be subject to U.S. federal corporate income tax on its undistributed income.

•
The Combined Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions it pays in any calendar year are in the aggregate less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years.

•
If the Combined Company has net income from the sale of foreclosure property that it holds primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it must pay a tax on that income at the highest corporate income tax rate.

•
If the Combined Company sells an asset, other than a foreclosure property, that it holds primarily for sale to customers in the ordinary course of business, its gain would be subject to the 100% “prohibited transaction” tax. The Combined Company might be subject to this tax if it were to dispose of or securitize loans in a manner that is treated as a sale of loans for U.S. federal income tax purposes that is subject to the prohibited transaction tax.

•
Any TRS of the Combined Company will be subject to U.S. federal corporate income tax on its taxable income, and non-arm’s length transactions between the Combined Company and any TRS, could be subject to a 100% tax.

•
The Combined Company could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain its qualification as a REIT.

Any of these taxes would decrease cash available for distribution to the Combined Company’s stockholders.
The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect the Combined Company’s ability to qualify as a REIT.
Each of BSPRT and Capstead is a party to certain financing arrangements and may in the future enter into additional financing arrangements, that are structured as sale and repurchase agreements pursuant to which BSPRT, Capstead or the Combined Company (after the Merger), would nominally sell certain of its assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings which are secured by the assets sold pursuant thereto. Each of BSPRT and Capstead believes that it and the Combined Company (after the Merger) would be treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that BSPRT, Capstead or the Combined Company (after the Merger) did not own the assets during the term of the sale and repurchase agreement, in which case BSPRT, Capstead or the Combined Company (after the Merger) could fail to qualify as a REIT.
The “taxable mortgage pool” rules may increase the taxes that the Combined Company or its stockholders incur, and may limit the manner in which the Combined Company effects future securitizations.
Certain of BSPRT’s securitizations have resulted in the creation of “taxable mortgage pools” for U.S. federal income tax purposes. As a REIT, so long as the Combined Company owns 100% of the equity interest in a taxable mortgage pool, the Combined Company generally would not be adversely affected by the characterization as a taxable mortgage pool. Certain categories of stockholders, however, such as non-U.S. shareholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, will be subject to increased taxes on the portion of their dividend income from the Combined Company that is attributable to any “excess inclusion income” that BSPRT has generated as a result of its securitization transactions, and that the Combined Company may generate as a result of future securitization transactions. In addition, to the extent that the Combined Company’s common stock is owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, the Combined Company will incur a corporate-level tax on a portion of any excess inclusion income. In that case, the Combined Company may reduce the amount of its distributions to any disqualified organization whose stock ownership gave rise to the tax. Moreover, the Combined Company could face limitations in selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent the Combined Company from using certain techniques to maximize its returns from securitization transactions.
The prohibited transactions tax may limit the Combined Company’s ability to engage in transactions, including certain methods of securitizing mortgage loans that would be treated as sales for U.S. federal income tax purposes.
A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. The Combined Company might be subject to the prohibited transaction tax if it were to dispose of, modify or securitize loans in a manner that is treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, the Combined Company may choose not to engage in certain sales or modifications of loans at the REIT level and may limit the structures it utilizes for its securitization transactions, even though the sales, modifications or structures might otherwise be beneficial to it. Additionally, the Combined Company may be subject to the prohibited transaction tax upon a disposition of real property. Although a safe-harbor exception to prohibited transaction treatment exists, there can be no assurance that the Combined Company can comply with the safe harbor or that it will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business.
It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through a TRS. However, to the extent that the Combined Company engages in such activities through a TRS, the income associated with such activities may be subject to U.S. federal corporate income tax.
Complying with REIT requirements may limit the Combined Company’s ability to hedge effectively and may cause it to incur tax liabilities.
The REIT provisions of the Code may limit the Combined Company’s ability to hedge its assets and operations. Under these provisions, any income that the Combined Company generates from hedging transactions will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges: (i) interest rate risk on liabilities incurred to carry or acquire real estate assets; or (ii) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable U.S. Department of Treasury regulations (“Treasury Regulations”). Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result, the Combined Company may have to limit its use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than it would otherwise incur.
Liquidation of assets may jeopardize the Combined Company’s REIT qualification.
To qualify as a REIT, the Combined Company must comply with requirements regarding its assets and its sources of income. If the Combined Company is compelled to liquidate its investments to repay obligations to its lenders, the Combined Company may be unable to comply with these requirements, ultimately jeopardizing its qualification as a REIT, or the Combined Company may be subject to a 100% prohibited transaction tax on any resultant gain if it sells assets that are treated as dealer property or inventory.
Modification of the terms of the Combined Company’s debt investments and mortgage loans underlying its CMBS in conjunction with reductions in the value of the real property securing such loans could cause the Combined Company to fail to qualify as a REIT.
The Combined Company’s debt and securities investments may be materially affected by a weak real estate market and economy in general. As a result, many of the terms of the Combined Company’s debt and the mortgage loans underlying its securities may be modified to avoid taking title to a property. Under the Code, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. In general, under applicable Treasury Regulations if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date the Combined Company agreed to acquire the loan or the date it significantly modified the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the REIT 75% gross income test, but will be qualifying income for purposes of the REIT 95% gross income test. Although the law is not entirely clear, a portion of the loan will likely be a non-qualifying asset for purposes of the REIT 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the requirement that a REIT not hold securities possessing more than 10% of the total value of the outstanding securities of any one issuer (“10% Value Test”).
IRS Revenue Procedure 2014-51 provides a safe harbor pursuant to which the Combined Company will not be required to redetermine the fair market value of real property securing a loan for purposes of the gross income and asset tests discussed above in connection with a loan modification that is: (i) occasioned by a borrower default; or (ii) made at a time when the Combined Company reasonably believes that the modification to the loan will substantially reduce a significant risk of default on the original loan. No assurance can be provided that all of BSPRT’s or the Combined Company’s loan modifications have or will qualify for the safe harbor in Revenue Procedure 2014-51. To the extent the Combined Company significantly modifies loans in a manner that does not qualify for that safe harbor, the Combined Company will be required to redetermine the value of the real property securing the loan at the time it was significantly modified. In determining the value of the real property securing such a loan, the Combined Company generally will not obtain third-party appraisals, but rather will rely on internal valuations. No assurance can be provided that the IRS will not successfully challenge the Combined Company’s internal valuations. If the terms of the Combined Company’s debt investments and the mortgage loans underlying our CMBS are “significantly modified” in a manner that does not qualify for the safe harbor in Revenue Procedure 2014-51 and the fair market value of the real property securing such loans has decreased significantly, the Combined Company could fail the REIT 75% gross income test, the 75% asset test and/or the 10% Value Test. Unless the Combined Company qualified for relief under certain Code cure provisions, such failures could cause the Combined Company to fail to continue to qualify as a REIT.
Risks Related to BSPRT’s Business
BSPRT may be unable to maintain or increase cash distributions over time, or may decide to reduce the amount of distributions for business reasons.
There are many factors that can affect the amount and timing of cash distributions to stockholders. The amount of cash available for distributions is affected by many factors, such as the cash provided by BSPRT’s investments and obligations to repay indebtedness as well as many other variables. There is no assurance that it will be able to pay or maintain the current level of distributions or that distributions will increase over time. In certain prior periods, distributions have been in excess of cash flows from operations. Distributions in excess of earnings will decrease the book value and NAV per share of common stock. BSPRT cannot give any assurance that returns from the investments will be sufficient to maintain or increase cash available for distributions to stockholders. Actual results may differ significantly from the assumptions used by the board of directors in establishing the distribution rate to stockholders. BSPRT may not have sufficient cash from operations to make a distribution required to qualify for or maintain its REIT status, which may materially adversely affect the value of common stock or BSPRT’s outstanding classes of preferred stock.
BSPRT’s business could suffer in the event the BSPRT Advisor or any other party that provides BSPRT with services essential to its operations experiences system failures or cyber-incidents or a deficiency in cybersecurity.
Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for the internal information technology systems of the BSPRT Advisor and other parties that provide BSPRT with services essential to its operations, these systems are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in BSPRT’s operations could result in a material disruption to its business.
A cyber-incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of information resources. More specifically, a cyber-incident is an intentional attack or an unintentional event that can result in third parties gaining unauthorized access to systems to disrupt operations, corrupt data or steal confidential information. As reliance on technology in BSPRT’s industry has increased, so have the risks posed to the systems of the BSPRT Advisor and other parties that provide BSPRT with services essential to its operations, both internal and outsourced. In addition, the risk of a cyber-incident, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted attacks and intrusions evolve and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected.
The remediation costs and lost revenues experienced by a victim of a cyber-incident may be significant and significant resources may be required to repair system damage, protect against the threat of future security breaches or to alleviate problems, including reputational harm, loss of revenues and litigation, caused by any breaches.
Although the BSPRT Advisor and other parties that provide BSPRT with services essential to its operations intend to continue to implement industry-standard security measures, there can be no assurance that those measures will be sufficient, and any material adverse effect experienced by the BSPRT Advisor and other parties that provide BSPRT with services essential to its operations could, in turn, have an adverse impact on BSPRT.
Risks Related to Conflicts of Interest
The BSPRT Advisor faces conflicts of interest relating to purchasing commercial real estate-related investments, and such conflicts may not be resolved in BSPRT’s favor, which could adversely affect BSPRT’s investment opportunities.
BSPRT relies on the BSPRT Advisor and the executive officers and other key real estate professionals at the BSPRT Advisor to identify suitable investment opportunities for BSPRT. Although there are restrictions in the Advisory Agreement BSPRT has entered into with the BSPRT Advisor with respect to the BSPRT Advisor’s ability to manage another REIT that competes with BSPRT, or to provide any services related to fixed-rate conduit lending to another person, the BSPRT Advisor and its employees are not otherwise restricted from engaging in investment and investment management activities unrelated to BSPRT and do engage in these activities. Some investment opportunities that are suitable for BSPRT may also be suitable for other investment vehicles managed by the BSPRT Advisor or its affiliates. Thus, the executive officers and real estate professionals of the BSPRT Advisor could direct attractive investment opportunities to other entities or investors. Such events could result in BSPRT investing in assets that provide less attractive returns, which may reduce BSPRT’s ability to make distributions. In addition, BSPRT may invest in loans in which another affiliate of the BSPRT Advisor has an equity interest or is also providing debt capital.
The BSPRT Advisor and its employees face competing demands relating to their time, and this may cause BSPRT’s operating results to suffer.
The BSPRT Advisor and its employees are engaged in investment and investment management activities unrelated to BSPRT. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between BSPRT’s business and these other activities. If this occurs, the returns on BSPRT’s investments may suffer.
Risks Related to BSPRT’s Corporate Structure
The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to BSPRT’s stockholders.
The BSPRT Charter, with certain exceptions, authorizes the board of directors to take such actions as are necessary and desirable to preserve BSPRT’s qualification as a REIT. Unless exempted by the board of directors, no person or entity may own more than 7.9% in value of the aggregate of BSPRT’s outstanding shares of stock or more than 7.9% (in value or in number of shares, whichever is more restrictive) of any class or series of shares of BSPRT’s stock determined after applying certain rules of attribution. This restriction may have the effect of delaying, deferring or preventing a change in control of BSPRT, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all BSPRT’s assets) that might provide a premium price for holders of BSPRT’s common stock.

Certain provisions of Maryland law could inhibit a change in control of BSPRT.
Certain provisions of the MGCL may have the effect of inhibiting a third party from making a proposal to acquire BSPRT or of impeding a change in control under circumstances that otherwise could provide the holders of shares of BSPRT Common Stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:
•
“business combination” provisions that, subject to limitations, prohibit certain business combinations between BSPRT and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of BSPRT’s then outstanding voting power of its shares or an affiliate or associate of BSPRT who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of BSPRT’s then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

•
“control share” provisions that provide that “control shares” of BSPRT (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by BSPRT’s stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

Pursuant to the MGCL, BSPRT’s board of directors has exempted any business combination involving the BSPRT Advisor or any affiliate of the BSPRT Advisor. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between BSPRT and the BSPRT Advisor or any affiliate of the BSPRT Advisor.
In addition, the BSPRT Bylaws contain a provision exempting from the control share provisions any and all acquisitions of BSPRT’s stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.
In addition, the “unsolicited takeover” provisions of Title 3, Subtitle 8 of the MGCL permit the Board, without shareholder approval and regardless of what is currently provided in the charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. Such takeover defenses may have the effect of inhibiting a third-party from making an acquisition proposal for BSPRT or of delaying, deferring or preventing a change in control of BSPRT under the circumstances that otherwise could provide BSPRT’s common stockholders with the opportunity to realize a premium over the then-current market price.
The value of BSPRT’s common stock may be reduced if BSPRT is required to register as an investment company under the Investment Company Act.
BSPRT is not registered, and does not intend to register itself, its operating partnership or any of its subsidiaries, as an investment company under the Investment Company Act. If BSPRT becomes obligated to register itself, its operating partnership or any of its subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things, limitations on capital structure and restrictions on specified investments.
Although BSPRT monitors the portfolio of itself, the operating partnership and its subsidiaries periodically and prior to each acquisition and disposition, any of these entities may not be able to maintain an exclusion from the definition of investment company. If BSPRT, the operating partnership or any subsidiary is required to register as an investment company but fails to do so, the unregistered entity would be prohibited from engaging in BSPRT’s business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business.
Risks Related to BSPRT’s Financing Strategy
BSPRT uses leverage in connection with its investments, which increases the risk of loss associated with its investments.
BSPRT finances the origination and acquisition of a portion of its investments with repurchase agreements, collateralized loan obligations (“CLO”) and other borrowings. Although the use of leverage may enhance returns and increase the number of investments that BSPRT can make, it may also substantially increase the risk of loss. BSPRT’s ability to execute this strategy depends on various conditions in the financing markets that are beyond BSPRT’s control, including liquidity and credit spreads. BSPRT may be unable to obtain additional financing on favorable terms or, with respect to BSPRT’s debt and other investments, on terms that parallel the maturities of the debt originated or other investments acquired, if BSPRT is able to obtain additional financing at all. If BSPRT’s strategy is not viable, BSPRT will have to find alternative forms of long-term financing for its assets, as secured revolving credit facilities and repurchase facilities may not accommodate long-term financing. This could subject BSPRT to more restrictive recourse borrowings and the risk that debt service on less efficient forms of financing would require a larger portion of BSPRT’s cash flows, thereby reducing cash available for distribution, for BSPRT’s operations and for future business opportunities. If alternative financing is not available, BSPRT may have to liquidate assets at unfavorable prices to pay off such financing or pay significant fees to extend its financing arrangements. The return on its investments and cash available for distribution may be reduced to the extent that changes in market conditions cause the cost of BSPRT’s financing to increase relative to the income that BSPRT can derive from the assets BSPRT originates or acquires.
Lenders may require BSPRT to enter into restrictive covenants relating to BSPRT’s operations, which could limit BSPRT’s ability to make distributions.
When providing financing, a lender may impose restrictions on BSPRT that affect its distribution and operating policies, and BSPRT’s ability to incur additional borrowings. Financing agreements that BSPRT may enter into may contain covenants that limit its ability to further incur borrowings, restrict distributions or that prohibit BSPRT from discontinuing insurance coverage or replacing the BSPRT Advisor. Certain limitations would decrease BSPRT’s operating flexibility and its ability to achieve its operating objectives, including making distributions.
In a period of rising interest rates, BSPRT’s interest expense could increase while the interest BSPRT earns on its fixed-rate assets would not change, which would adversely affect BSPRT’s profitability.
BSPRT’s operating results depend in large part on differences between the income from BSPRT’s assets, reduced by any credit losses and financing costs. Income from BSPRT’s assets may respond more slowly to interest rate fluctuations than the cost of BSPRT’s borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence BSPRT’s net income. Increases in these rates will tend to decrease BSPRT’s net income and the market value of its assets. Interest rate fluctuations resulting in BSPRT’s interest expense exceeding the income from its assets would result in operating losses for BSPRT and may limit its ability to make distributions to its stockholders. In addition, if BSPRT needs to repay existing borrowings during periods of rising interest rates, BSPRT could be required to liquidate one or more of its investments at times that may not permit realization of the maximum return on those investments, which would adversely affect BSPRT’s profitability.
BSPRT may not be able to access financing sources on attractive terms, if at all, which could dilute its existing stockholders and adversely affect its ability to grow its business.
BSPRT may require outside capital to significantly grow its business. BSPRT has and may continue to raise equity capital through private placements to institutions and other investors. Because BSPRT’s common stock is not traded on a securities exchange, in order to consummate these private placements, BSPRT has and may continue to have to sell its common stock and Preferred Stock, on an as-converted basis, at prices that reflect a significant discount to BSPRT’s book value per share. Sales of common stock at less than BSPRT’s book value per share and sales of Preferred Stock that is convertible at less than BSPRT’s book value per share will dilute the value of common stock held by BSPRT’s existing shareholders. In addition, BSPRT’s business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. If BSPRT cannot obtain sufficient debt and equity capital on acceptable terms, BSPRT’s business and its ability to operate could be severely impacted.
BSPRT uses short-term borrowings, such as credit facilities and repurchase agreements to finance its investments, which require BSPRT to provide additional collateral in the event the lender determines there is a decrease in the fair value of BSPRT’s collateral, and these calls for collateral could significantly impact BSPRT’s liquidity position.
BSPRT uses short-term borrowing through repurchase agreements, credit facilities and other arrangements that put its assets and financial condition at risk. BSPRT may need to use such short-term borrowings for extended periods of time to the extent BSPRT is unable to access long-term financing. Repurchase agreements economically resemble short-term, variable-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the assets subject to a repurchase agreement decline, BSPRT may be required to provide additional collateral or make cash payments to maintain the loan-to-collateral value ratio. If BSPRT is unable to provide such collateral or cash repayments, the lender may accelerate the loan or BSPRT would be required to liquidate the collateral. In a weakening economic environment, or in an environment of widening credit spreads, BSPRT would generally expect the value of the commercial real estate debt or securities that serve as collateral for BSPRT’s short-term borrowings to decline, and in such a scenario, it is likely that the terms of BSPRT’s short-term borrowings would require BSPRT to provide additional collateral or to make partial repayment, which amounts could be substantial.
Further, such borrowings may require BSPRT to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow BSPRT to satisfy its collateral obligations. In addition, such short-term borrowing facilities may limit the length of time that any given asset may be used as eligible collateral, and these short-term borrowing arrangements may also be restricted to financing certain types of assets, such as first mortgage loans, which could impact our asset allocation. As a result, BSPRT may not be able to leverage its assets as fully as BSPRT would like, which could reduce its return on assets. In the event that BSPRT is unable to meet these collateral obligations, its financial condition could deteriorate rapidly.
Risks Related to BSPRT’s Investments
BSPRT’s commercial real estate debt investments are subject to the risks typically associated with commercial real estate.
BSPRT’s commercial real estate debt and commercial real estate securities generally are directly or indirectly secured by a lien on real property. The occurrence of a default on a commercial real estate debt investment could result in BSPRT’s acquiring ownership of the property. BSPRT does not know whether the values of the properties ultimately securing its commercial real estate debt and loans underlying its securities will remain at the levels existing on the dates of origination of these loans and the dates of origination of the loans ultimately securing BSPRT’s securities, as applicable. If the values of the properties drop, BSPRT’s risk will increase because of the lower value of the security and reduction in borrower equity associated with such loans. In this manner, real estate values could impact the values of BSPRT’s debt and security investments. Therefore, BSPRT’s commercial real estate debt and securities investments are subject to the risks typically associated with real estate.
BSPRT’s operating results may be adversely affected by a number of risks generally incident to holding real estate debt, including, without limitation:
•	natural disasters, such as hurricanes, earthquakes and floods;
•	acts of war or terrorism, including the consequences of terrorist attacks;
•	adverse changes in national and local economic and real estate conditions;
•	adverse changes in economic and market conditions related to pandemics and health crises, such as COVID-19;
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an oversupply of (or a reduction in demand for) space in the areas where particular properties securing BSPRT’s loans are located and the attractiveness of particular properties to prospective tenants;

•	changes in interest rates and availability of permanent mortgage funds that may render the sale of property difficult or unattractive;
•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;
•	costs of remediation and liabilities associated with environmental conditions affecting properties;
•	the potential for uninsured or underinsured property losses; and
•	periods of high interest rates and tight money supply.
The value of each property securing BSPRT’s loans is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenses associated with properties (such as operating expenses and capital expenses) cannot be reduced when there is a reduction in income from the properties.

These factors may have a material adverse effect on the ability of BSPRT’s borrowers to pay their loans and the ability of the borrowers on the underlying loans securing BSPRT’s securities to pay their loans, as well as on the value and the return that BSPRT can realize from assets it acquires and originates.
BSPRT’s success depends on the availability of attractive investment opportunities and the BSPRT Advisor’s ability to identify, structure, consummate, leverage, manage and realize returns on BSPRT’s investments.
BSPRT’s operating results are dependent upon the availability of, as well as the BSPRT Advisor’s ability to identify, structure, consummate, leverage, manage and realize returns on, BSPRT’s loans and other investments. In general, the availability of attractive investment opportunities and, consequently, BSPRT’s operating results, will be affected by the level and volatility of interest rates, conditions in the financial markets, general economic conditions, the demand for investment opportunities in BSPRT’s target assets and the supply of capital for such investment opportunities. We cannot assure you that the BSPRT Advisor will be successful in identifying and consummating attractive investments or that such investments, once made, will perform as anticipated.
There can be no assurances that the U.S. or global financial systems will remain stable, and the occurrence of another significant credit market disruption may negatively impact BSPRT’s ability to execute its investment strategy, which would materially and adversely affect us.
The U.S. and global financial markets experienced significant disruptions in the past, during which times global credit markets collapsed, borrowers defaulted on their loans at historically high levels, banks and other lending institutions suffered heavy losses and the value of real estate declined. During such periods, a number of borrowers became unable to pay principal and interest on outstanding loans as the value of their real estate declined. After the 2008 Global Financial Crisis, liquidity eventually returned to the market and property values recovered to levels that exceeded those observed prior to the Global Financial Crisis. However, declining real estate values due to the COVID-19 pandemic, or other factors, could in the future reduce the level of new mortgage and other real estate-related loan originations. Instability in the U.S. and global financial markets in the future could be caused by any number of factors beyond BSPRT’s control, including, without limitation, terrorist attacks or other acts of war and adverse changes in national or international economic, market and political conditions or another health pandemic. Any future sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both BSPRT’s net interest income from loans in its portfolio as well as BSPRT’s ability to originate and acquire loans, which would materially and adversely affect BSPRT.
Difficulty in redeploying the proceeds from repayments of BSPRT’s existing loans and other investments could materially and adversely affect BSPRT.
As BSPRT’s loans and other investments are repaid, it attempts to redeploy the proceeds it receives into new loans and investments and repay borrowings under BSPRT’s repurchase facilities and other financing arrangements. It is possible that BSPRT will fail to identify reinvestment options that would provide a yield and/or a risk profile that is comparable to the asset that was repaid. If BSPRT fails to redeploy the proceeds it receives from repayment of a loan or other investment in equivalent or better alternatives, BSPRT could be materially and adversely affected. If BSPRT cannot redeploy the proceeds it receives from repayments into funding loans in property types or geographic markets that the BSPRT Advisor has identified as priorities for BSPRT, such repayments may cause the composition of BSPRT’s loan portfolio to skew towards less favored property types or geographies and prevent BSPRT from achieving our portfolio construction objectives.
Delays in liquidating defaulted commercial real estate debt investments could reduce BSPRT’s investment returns.
If BSPRT originates or acquires commercial real estate debt investments and there are defaults under those debt investments, BSPRT may not be able to repossess and sell the properties securing the commercial real estate debt investment quickly. Foreclosure of a loan can be an expensive and lengthy process that could have a negative effect on BSPRT’s return on the foreclosed loan. Borrowers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses, including but not limited to, lender liability claims, in an effort to prolong the foreclosure action. In some states, foreclosure actions can take several years or more to resolve. For example, BSPRT is currently engaged in foreclosure proceedings with respect to one of its senior loans, which proceedings have been pending for over two years. At any time during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. The resulting time delay could reduce the value of BSPRT’s assets in the defaulted loans. Furthermore, an action to foreclose on a property securing a loan is regulated by state statutes and regulations and is subject to the delays and expenses associated with lawsuits if the borrower raises defenses or counterclaims. In the event of default by a borrower, these restrictions, among other things, may impede BSPRT’s ability to foreclose on or sell the property securing the loan or to obtain proceeds sufficient to repay all amounts due to BSPRT on the loan. In addition, BSPRT has in the past and may in the future be forced to operate any foreclosed properties for a substantial period of time, which could be a distraction for BSPRT’s management team and may require BSPRT to pay significant costs associated with such property.
Subordinate commercial real estate debt that BSPRT originates or acquires could expose BSPRT to greater losses.
BSPRT acquires and originates subordinate commercial real estate debt, including subordinate mortgage and mezzanine loans and participations in such loans. These types of investments could constitute a significant portion of BSPRT’s portfolio and may involve a higher degree of risk than the type of assets that will constitute the majority of BSPRT’s commercial real estate debt investments, namely first mortgage loans secured by real property. In the event a borrower declares bankruptcy, BSPRT may not have full recourse to the assets of the borrower or the assets of the borrower may not be sufficient to satisfy the first mortgage loan and BSPRT’s subordinate debt investment. If a borrower defaults on BSPRT’s subordinate debt or on debt senior to BSPRT’s, or in the event of a borrower bankruptcy, BSPRT’s subordinate debt will be satisfied only after the senior debt is paid in full. Where debt senior to BSPRT’s debt investment exists, the presence of intercreditor arrangements may limit BSPRT’s ability to amend its debt agreements, assign its debt, accept prepayments, exercise BSPRT’s remedies (through “standstill periods”) and control decisions made in bankruptcy proceedings relating to BSPRT’s borrowers. As a result, BSPRT may not recover some or all of its investment. In addition, real properties with subordinate debt may have higher loan-to-value ratios than conventional debt, resulting in less equity in the real property and increasing the risk of loss of principal and interest.
BSPRT may be subject to risks associated with construction lending, such as declining real estate values, cost overruns and delays in completion.
BSPRT’s commercial real estate debt portfolio may include loans made to developers to construct prospective projects. The primary risks to BSPRT of construction loans are the potential for cost overruns, the developer’s failing to meet a project delivery schedule and the inability of a developer to sell or refinance the project at completion in accordance with its business plan and repay BSPRT’s commercial real estate loan due to declining real estate values. These risks could cause BSPRT to have to fund more money than we originally anticipated in order to complete the project. BSPRT may also suffer losses on its commercial real estate debt if the developer is unable to sell the project or refinance its commercial real estate debt investment.
Jurisdictions with one action or security first rules or anti-deficiency legislation may limit the ability to foreclose on the property or to realize the obligation secured by the property by obtaining a deficiency judgment.
In the event of any default under BSPRT’s commercial real estate debt investments and in the loans underlying BSPRT’s commercial real estate securities, BSPRT bears the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. Certain states in which the collateral securing BSPRT’s commercial real estate debt and securities is located may have laws that prohibit more than one judicial action to enforce a mortgage obligation, requiring the lender to exhaust the real property security for such obligation first or limiting the ability of the lender to recover a deficiency judgment from the obligor following the lender’s realization upon the collateral, in particular if a non-judicial foreclosure is pursued. These statutes may limit the right to foreclose on the property or to realize the obligation secured by the property.
Insurance may not cover all potential losses on the properties underlying BSPRT’s investments which may harm the value of BSPRT’s assets.
BSPRT generally requires that each of the borrowers under BSPRT’s commercial real estate debt investments obtain comprehensive insurance covering the mortgaged property, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. BSPRT may not require borrowers to obtain certain types of insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the property, which might impair BSPRT’s security and decrease the value of the property.

BSPRT invests in CMBS, which may include subordinate securities, which entails certain risks.
BSPRT invests in a variety of CMBS, which may include subordinate securities that are subject to the first risk of loss if any losses are realized on the underlying mortgage loans. CMBS entitle the holders thereof to receive payments that depend primarily on the cash flow from a specified pool of commercial or multifamily mortgage loans. Consequently, CMBS will be adversely affected by payment defaults, delinquencies and losses on the underlying commercial real estate loans. Furthermore, if the rental and leasing markets deteriorate, it could reduce cash flow from the loan pools underlying BSPRT’s CMBS investments. The CMBS market is dependent upon liquidity for refinancing and will be negatively impacted by a slowdown in the new issue CMBS market.
Additionally, CMBS is subject to particular risks, including lack of standardized terms and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. For example, special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related commercial real estate loan, particularly if the current economic environment deteriorates. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property are subject to various risks. The exercise of remedies and successful realization of liquidation proceeds relating to CMBS may be highly dependent upon the performance of the servicer or special servicer. Expenses of enforcing the underlying commercial real estate loans (including litigation expenses) and expenses of protecting the properties securing the commercial real estate loans may be substantial. Consequently, in the event of a default or loss on one or more commercial real estate loans contained in a securitization, BSPRT may not recover a portion or all of its investment.
The CMBS in which BSPRT may invest are subject to the risks of the mortgage securities market as a whole and risks of the securitization process.
The value of CMBS may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Due to BSPRT’s investment in CMBS, BSPRT is also subject to several risks created through the securitization process. BSPRT’s subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate CMBS will not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are senior and generally more highly rated.
BSPRT may not control the special servicing of the mortgage loans underlying the CMBS in which BSPRT invests and, in such cases, the special servicer may take actions that could adversely affect BSPRT’s interests.
Overall control over the special servicing of the underlying mortgage loans of the CMBS may be held by a directing certificate holder, which is appointed by the holders of the most subordinate class of such CMBS. BSPRT ordinarily does not have the right to appoint the directing certificate holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate holder, take actions that could adversely affect BSPRT’s interests.
BSPRT invests in collateralized debt obligations (“CDOs”) and such investments involve significant risks.
BSPRT invests in CDOs, which are multiple class securities secured by pools of assets, such as CMBS, subordinate mortgage and mezzanine loans and REIT debt. Like typical securities structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. Like CMBS, CDO notes are affected by payments, defaults, delinquencies and losses on the underlying commercial real estate loans. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS where repayment of principal allows for redemption of bonds sequentially. When BSPRT invests in the equity securities of a CDO, BSPRT will be entitled to all of the income generated by the CDO after the CDO pays all of the interest due on the senior securities and its expenses. However, there will be little or no income or principal available to the holders of CDO equity securities if defaults or losses on the underlying collateral exceed a certain amount. In that event, the value of BSPRT’s investment in any equity class of a CDO could decrease substantially. In addition, the equity securities of CDOs are generally illiquid and often must be held by a REIT and because they represent a leveraged investment in the CDO’s assets, the value of the equity securities will generally have greater fluctuations than the values of the underlying collateral.

Adjustable-rate commercial real estate loans may entail greater risks of default to BSPRT than fixed-rate commercial real estate loans.
Adjustable-rate commercial real estate loans BSPRT originates or acquires or that collateralize BSPRT’s commercial real estate securities may have higher delinquency rates than fixed-rate loans. Borrowers with adjustable-rate mortgage loans may be exposed to increased monthly payments if the related interest rate adjusts upward from the initial fixed-rate or a low introductory rate, as applicable, in effect during the initial period of the loan to the rate computed in accordance with the applicable index and margin. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, after the initial fixed-rate period, may result in significantly increased monthly payments for borrowers with adjustable-rate loans, which may make it more difficult for the borrowers to repay the loan or could increase the risk of default of their obligations under the loan.
Changes in interest rates could negatively affect the value of BSPRT’s investments, which could result in reduced income or losses and negatively affect the cash available for distribution.
BSPRT may invest in fixed-rate CMBS and other fixed-rate investments. Under a normal yield curve, an investment in these instruments will decline in value if long-term interest rates increase. BSPRT will also invest in floating-rate investments, for which decreases in interest rates will have a negative effect on interest income. Declines in fair value may ultimately reduce income or result in losses to BSPRT, which may negatively affect cash available for distribution.
Hedging against interest rate exposure may adversely affect BSPRT’s income, limit its gains or result in losses, which could adversely affect cash available for distribution to BSPRT’s stockholders.
BSPRT may enter into interest rate swap agreements or pursue other interest rate hedging strategies. BSPRT’s hedging activity will vary in scope based on interest rate levels, the type of investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect BSPRT because, among other things:
•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
•	the duration of the hedge may not match the duration of the related liability or asset;
•	BSPRT’s hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;
•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs BSPRT’s ability to sell or assign its side of the hedging transaction;
•	the party owing money in the hedging transaction may default on its obligation to pay; and
•	BSPRT may purchase a hedge that turns out not to be necessary.
Any hedging activity BSPRT engages in may adversely affect its income, which could adversely affect cash available for distribution. Therefore, while BSPRT may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if BSPRT had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, BSPRT may not be able to establish a perfect correlation between hedging instruments and the investment being hedged. Any such imperfect correlation may prevent BSPRT from achieving the intended hedge and expose BSPRT to risk of loss.
Many of BSPRT’s investments are illiquid and BSPRT may not be able to vary its portfolio in response to changes in economic and other conditions, which may result in losses to BSPRT.
Many of BSPRT’s investments are illiquid. As a result, BSPRT’s ability to sell commercial real estate debt, securities or properties in response to changes in economic and other conditions, could be limited, even at distressed prices. The Code also places limits on BSPRT’s ability to sell properties held for fewer than four years. These considerations could make it difficult for BSPRT to dispose of any of its assets even if a disposition were in the best interests of BSPRT’s stockholders. As a result, BSPRT’s ability to vary its portfolio in response to further changes in economic and other conditions may be relatively limited, which may result in losses to BSPRT.

Some of BSPRT’s investments will be carried at estimated fair value as determined by BSPRT and, as a result, there may be uncertainty as to the value of these investments.
Some of BSPRT’s investments, including substantially all the investments acquired from Capstead in the Merger, will be in the form of securities that are recorded at fair value but have limited liquidity or are not publicly-traded. The fair value of these securities and potentially other investments that have limited liquidity or are not publicly-traded may not be readily determinable. BSPRT estimates the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates and assumptions, BSPRT’s determinations of fair value may differ materially from the values that would have been used if a readily available market for these securities existed. The value of BSPRT’s common stock could be adversely affected if its determinations regarding the fair value of these investments are materially higher than the values that BSPRT ultimately realizes upon their disposal.
Competition with third parties for originating and acquiring investments may reduce BSPRT’s profitability.
BSPRT has significant competition with respect to BSPRT’s origination and acquisition of assets with many other companies, including other REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies and other investors, many of which have greater resources than BSPRT. BSPRT may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If BSPRT pays higher prices for investments or originate loans on more generous terms than its competitors, its returns will be lower and the value of its assets may not increase or may decrease significantly below the amount BSPRT paid for such assets. If such events occur, BSPRT’s investors may experience a lower return on their investment.
BSPRT’s due diligence may not reveal all material issues relating to its origination or acquisition of a particular investment.
Before making an investment, BSPRT assesses the strength and skills of the management of the borrower or the operator of the property and other factors that BSPRT believes are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, BSPRT relies on the resources available to BSPRT and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly organized or private entities because there may be little or no information publicly available about the entity. Even if BSPRT conducts extensive due diligence on a particular investment, there can be no assurance that this diligence will uncover all material issues relating to such investment, or that factors outside of BSPRT’s control will not later arise. If BSPRT’s due diligence fails to identify issues specific to investment, BSPRT may be forced to write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in BSPRT’s reporting losses. Charges of this nature could contribute to negative market perceptions about BSPRT or its shares of common stock.
BSPRT may be unable to restructure loans in a manner that BSPRT believes maximizes value, particularly if BSPRT is one of multiple creditors in large capital structures.
In the current environment, in order to maximize value BSPRT may be more likely to extend and work out a loan, rather than pursue foreclosure. However, in situations where there are multiple creditors in large capital structures, it can be particularly difficult to assess the most likely course of action that a lender group or the borrower may take and it may also be difficult to achieve consensus among the lender group as to major decisions. Consequently, there could be a wide range of potential principal recovery outcomes, the timing of which can be unpredictable, based on the strategy pursued by a lender group and/or by a borrower. These multiple creditor situations tend to be associated with larger loans. If BSPRT is one of a group of lenders, BSPRT may be a lender on a subordinated basis, and may not independently control the decision making. Consequently, BSPRT may be unable to restructure a loan in a manner that BSPRT believes would maximize value.
BSPRT may be subject to risks associated with future advance obligations, such as declining real estate values and operating performance.
BSPRT’s commercial real estate debt portfolio may include loans that require BSPRT to advance future funds. Future funding obligations subject BSPRT to significant risks that the property may have declined in value, projects to be completed with the additional funds may have cost overruns and the borrower may be unable to generate enough cash flow, or sell or refinance the property, in order to repay BSPRT’s commercial real estate loan due. BSPRT could determine that it needs to fund more money than it originally anticipated in order to maximize the value of its investment even though there is no assurance additional funding would be the best course of action.
While BSPRT attempts to align the maturities of its liabilities with the maturities on its assets, BSPRT may not be successful in that regard which could harm its operating results and financial condition.
BSPRT’s general financing strategy will include the use of “match-funded” structures. This means that BSPRT will seek to align the maturities of its liabilities with the maturities on its assets in order to manage the risks of being forced to refinance its liabilities prior to the maturities of its assets. BSPRT may fail to appropriately employ match-funded structures on favorable terms, or at all. BSPRT may also determine not to pursue a match-funded structure with respect to a portion of its financings for a variety of reasons. If BSPRT fails to appropriately employ match-funded structures, BSPRT’s exposure to interest rate volatility and exposure to matching liabilities prior to the maturity of the corresponding asset may increase substantially which could harm BSPRT’s operating results, liquidity and financial condition.
Provision for credit losses is difficult to estimate.
BSPRT’s provision for credit losses is evaluated on a quarterly basis. BSPRT’s determination of provision for credit losses requires it to make certain estimates and judgments. BSPRT’s estimates and judgments are based on a number of factors, including projected cash flows from the collateral securing its commercial real estate debt, debt structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, loan-to-value (“LTV”), potential for refinancing and expected market discount rates for varying property types. BSPRT’s estimates and judgments may not be correct and, therefore, its results of operations and financial condition could be severely impacted.
Since the start of 2020 BSPRT has been subject to the FASB’s Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard, known as the Current Expected Credit Loss (“CECL”) model, significantly changed how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. CECL amended the existing credit loss model to reflect a reporting entity’s current estimate of all expected credit losses, not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information. This measurement takes place at the time the financial asset is first added to the balance sheet and updated quarterly thereafter. This differs significantly from the prior “incurred loss” model.
Any credit ratings assigned to BSPRT’s investments will be subject to ongoing evaluations and revisions and BSPRT cannot assure you that those ratings will not be downgraded.
Some of BSPRT’s investments may be rated by rating agencies. Any credit ratings on BSPRT’s investments are subject to ongoing evaluation by credit rating agencies, and BSPRT cannot assure you that any such ratings will not be downgraded or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of BSPRT’s investments in the future, the value and liquidity of BSPRT’s investments could significantly decline, which would adversely affect the value of BSPRT’s investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to BSPRT.
Changes to, or the elimination of, LIBOR may adversely affect our interest income, interest expense, or both.
In July 2017, the Financial Conduct Authority of the U.K. (the “FCA”) announced its intention to cease sustaining LIBOR after 2021. The FCA has statutory powers to require panel banks to contribute to LIBOR where necessary. The FCA has decided not to ask, or to require, that panel banks continue to submit contributions to LIBOR beyond the end of 2021. The FCA has indicated that it expects that the current panel banks will voluntarily sustain LIBOR until the end of 2021. It is possible that the ICE Benchmark Administration Limited (formerly NYSE Euronext Rate Administration Limited) (the “IBA”), the current administrator of LIBOR, and the panel banks could continue to produce LIBOR on the current basis after 2021, if they are willing and able to do so, but we do not currently anticipate that LIBOR will survive in its current form, or at all. Other jurisdictions have also indicated that they will implement reforms or phase-outs, which are currently scheduled to take effect at the end of calendar year

2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has identified the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative for LIBOR. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates as the transition away from LIBOR is anticipated in coming years
As of June 30, 2021, BSPRT’s loan portfolio included $3 billion of floating rate loans for which the interest rate was tied to LIBOR. Additionally, BSPRT had $2.3 billion of floating rate debt tied to LIBOR. BSPRT’s financing arrangements generally provide for the adoption of a new index based upon comparable information if the current index is no longer available. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. In addition, any benchmark may perform differently during any phase-out period than in the past. As such, the potential effect of any such event on BSPRT’s cost of capital and net interest income cannot yet be determined, and any changes to benchmark interest rates could increase BSPRT’s financing costs, which could impact its results of operations, cash flows and the market value of investments. In addition, the elimination of LIBOR and/or changes to another index could result in mismatches with the interest rate of investments that BSPRT is financing, and the overall financial markets may be disrupted as a result of the phase-out or replacement of LIBOR; however, BSPRT cannot reasonably estimate the impact of the transition at this time. The transition from LIBOR to SOFR or other alternative reference rates may also introduce operational risks in BSPRT’s accounting, financial reporting, loan servicing, liability management and other aspects of its business.
Risks Related to the Conduit Segment of the Business
BSPRT uses warehouse facilities that may limit its ability to acquire assets, and BSPRT may incur losses if the collateral is liquidated.
BSPRT utilizes warehouse facilities pursuant to which BSPRT accumulates mortgage loans in anticipation of a securitization financing, which assets are pledged as collateral for such facilities until the securitization transaction is consummated. In order to borrow funds to acquire assets under any additional warehouse facilities, BSPRT expects that its lenders thereunder would have the right to review the potential assets for which BSPRT is seeking financing. BSPRT may be unable to obtain the consent of a lender to acquire assets that BSPRT believes would be beneficial to itself and BSPRT may be unable to obtain alternate financing for such assets. In addition, no assurance can be given that a securitization transaction would be consummated with respect to the assets being warehoused. If the securitization is not consummated, the lender could liquidate the warehoused collateral and BSPRT would then have to pay any amount by which the original purchase price of the collateral assets exceeds its sale price, subject to negotiated caps, if any, on BSPRT’s exposure. In addition, regardless of whether the securitization is consummated, if any of the warehoused collateral is sold before the consummation, BSPRT would have to bear any resulting loss on the sale. No assurance can be given that BSPRT will be able to obtain additional warehouse facilities on favorable terms, or at all.
BSPRT directly or indirectly utilizes non-recourse securitizations, and such structures expose BSPRT to risks that could result in losses to BSPRT.
BSPRT utilizes non-recourse securitizations of its investments in mortgage loans to the extent consistent with the maintenance of its REIT qualification and exemption from the Investment Company Act in order to generate cash for funding new investments and/or to leverage existing assets. In most instances, this involves BSPRT transferring its loans to a special purpose securitization entity in exchange for cash. In some sale transactions, BSPRT also retains a subordinated interest in the loans sold. The securitization of BSPRT’s portfolio investments might magnify its exposure to losses on those portfolio investments because the subordinated interest BSPRT retains in the loans sold would be subordinate to the senior interest in the loans sold, and BSPRT would, therefore, absorb all of the losses sustained with respect to a loan sold before the owners of the senior interest experience any losses. Moreover, BSPRT cannot be assured that it will be able to access the securitization market in the future, or be able to do so at favorable rates. The inability to consummate securitizations of BSPRT’s portfolio investments to finance its investments on a long-term basis could require BSPRT to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could adversely affect BSPRT’s performance and its ability to continue to grow its business.
The securitization market is subject to a regulatory environment that may affect certain aspects of these activities.
As a result of the dislocation of the credit markets, the securitization industry has become subject to additional regulation. In particular, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, various federal agencies have promulgated a rule that generally requires issuers in securitizations to retain 5% of the risk associated with the securities. While the rule as adopted generally allows the purchase of the CMBS B-Piece by a party not affiliated with the issuer to satisfy the risk retention requirement, current CMBS B-Pieces are generally not large enough to fully satisfy the 5% requirement. Accordingly, buyers of B-Pieces such as BSPRT may be required to purchase larger B-Pieces, potentially reducing returns on such investments. Furthermore, any such B-Pieces purchased by a party (such as BSPRT) unaffiliated with the issuer generally cannot be transferred for a period of five years following the closing date of the securitization or hedged against credit risk. These restrictions would reduce BSPRT’s liquidity and could potentially reduce its returns on such investments.
BSPRT enters into hedging transactions that could expose it to contingent liabilities in the future.
Subject to maintaining BSPRT’s qualification as a REIT, part of its investment strategy involves entering into hedging transactions that require BSPRT to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in BSPRT’s results of operations, and its ability to fund these obligations will depend on the liquidity of its assets and access to capital at the time, and the need to fund these obligations could adversely impact BSPRT’s financial condition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus and the annexes to this proxy statement/prospectus contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act.
These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “may,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “potential,” “likely,” or other words, phrases or expressions of similar import, or the negative or other words or expressions of similar meaning, and statements regarding the benefits of the Merger or the other transactions contemplated by the Merger Agreement or the future financial condition, results of operations and business of BSPRT, Capstead or the Combined Company. Without limiting the generality of the preceding sentence, certain information contained in the sections “The Merger — Background of the Merger,” “The Merger — Recommendation of the Capstead Board and Its Reasons for the Merger,” “The Merger — Certain BSPRT Unaudited Prospective Financial Information” and “The Merger — Certain Capstead Unaudited Prospective Financial Information” constitute forward-looking statements.
BSPRT and Capstead base these forward-looking statements on particular assumptions that they have made in light of their industry experience, as well as their perception of historical trends, current conditions, expected future developments and other factors that they believe are appropriate under the circumstances. The forward-looking statements are necessarily estimates reflecting the judgment of BSPRT’s and Capstead’s respective management and involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements of BSPRT, Capstead or the Combined Company to be materially different from those expressed or implied by the forward-looking statements. In addition to other factors and matters contained in this proxy statement/prospectus, including those disclosed under “Risk Factors” beginning on page 26, these forward-looking statements are subject to risks, uncertainties and other factors, including, among others:
•	the ability of Capstead to obtain the required stockholder approval to consummate the Merger;
•	the satisfaction or waiver of other conditions in the Merger Agreement;
•	the risk that the Merger or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all;
•
the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and that a termination under certain circumstances could require BSPRT to pay Capstead an expense amount or Capstead to pay BSPRT a termination fee or expense amount, as described under “The Merger Agreement — Termination Fees and Expenses” beginning on page 112;

•	the ability of BSPRT to successfully and in a timely matter redeploy the capital acquired in connection with the Merger, including through sales of Capstead assets, into BSPRT’s investment strategies;
•	risks related to the disruption of management’s attention from ongoing business operations due to the proposed Merger;
•	adverse changes in the market for agency securities and in credit market conditions, including changes arising from the Federal Reserve’s involvement in the fixed income markets;
•	financing risks;
•	the risk that the tax treatment of the transactions that will occur as part of the Merger will be different than anticipated by the parties to the Merger;
•	the outcome of litigation, including any legal proceedings that have been or may be in the future instituted against BSPRT, Capstead or others related to the Merger Agreement;
•	regulatory proceedings or inquiries;
•	the impact of the COVID-19 pandemic on the operations and financial condition of each of BSPRT and Capstead and the industries in which they operate;
•	general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic;

•	changes in laws or regulations or interpretations of current laws and regulations that impact BSPRT’s or Capstead’s business, assets or classification as a REIT; and
•
other risks detailed in the “Risk Factors” section of this proxy statement/prospectus and/or in filings made by Capstead with the SEC, including the Annual Report on Form 10-K for the year ended December 31, 2020, and other reports filed by Capstead with the SEC and incorporated herein by reference. See also “Where You Can Find More Information and Incorporation by Reference” on page 194 of this proxy statement/prospectus.

Although BSPRT and Capstead believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this proxy statement/prospectus will prove to be accurate. As you read and consider the information in this proxy statement/prospectus, you are cautioned to not place undue reliance on these forward-looking statements. These statements are not guarantees of performance or results and speak only as of the date of this proxy statement/prospectus, in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference or attached as annexes to this proxy statement/prospectus, in the case of forward-looking statements made in those documents. Neither BSPRT nor Capstead undertakes any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information or developments, future events, or otherwise, and each expressly disclaims any obligation to do so, except as required by law.
In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by BSPRT, Capstead or any other person that the results or conditions described in such statements or the objectives and plans of BSPRT or Capstead will be achieved. In addition, BSPRT’s and Capstead’s qualification as a REIT involves the application of highly technical and complex provisions of the Code.
All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement and the factors discussed under the heading “Risk Factors” herein. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that BSPRT, Capstead or persons acting on their behalf may issue.

THE COMPANIES
Benefit Street Partners Realty Trust, Inc.
Benefit Street Partners Realty Trust, Inc.
1345 Avenue of the Americas, Suite 32A
New York, New York 10105
(212) 588-6770
BSPRT is a real estate finance company that primarily originates, acquires and manages a diversified portfolio of commercial real estate debt investments secured by properties located within and outside the United States. BSPRT was incorporated in Maryland on November 15, 2012 and commenced business operations on May 14, 2013. BSPRT made a tax election to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2013. BSPRT believes that it has qualified as a REIT and it intends to continue to meet the requirements for qualification and taxation as a REIT. Substantially all of its business is conducted through Benefit Street Partners Realty Operating Partnership. BSPRT is the sole general partner and directly or indirectly hold all of the units of limited partner interests in Benefit Street Partners Realty Operating Partnership. In general, as a REIT, BSPRT is not subject to tax on income that it distributes to its shareholders. However, BSPRT’s TRS is subject to U.S. federal, state and local income taxes.
BSPRT has no employees. The BSPRT Advisor serves as BSPRT’s advisor pursuant to the BSPRT Advisory Agreement. The BSPRT Advisor, an investment adviser registered with the SEC, is a credit-focused alternative asset management firm.
Established in 2008, the BSPRT Advisor’s credit platform manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies including high yield, levered loans, private/opportunistic debt, liquid credit, structured credit and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass the platform. The BSPRT Advisor manages BSPRT’s affairs on a day-to-day basis. The BSPRT Advisor receives compensation fees and reimbursements for services related to the investment and management of BSPRT’s and the operations of BSPRT. The BSPRT Advisor is a wholly-owned subsidiary of Franklin Resources, Inc., which together with its various subsidiaries operates as “Franklin Templeton”.
BSPRT invests in commercial real estate debt investments, which may include first mortgage loans, subordinated mortgage loans, mezzanine loans and participations in such loans. BSPRT also originates conduit loans which BSPRT intends to sell through its TRS into CMBS securitization transactions. BSPRT also invests in commercial real estate securities and properties.
BSPRT’s shares of common stock are not currently listed on a national securities exchange.
For more information about the business of BSPRT, see “About BSPRT” on page 176 of this proxy statement/prospectus. Additional information regarding BSPRT is also included in the Annual Report on Form 10-K for the year ended December 31, 2020 filed by BSPRT with the SEC on March 11, 2021, and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 filed by BSPRT with the SEC on August 12, 2021, copies of which are attached hereto as Annex C and Annex D, respectively, and are included as part of this proxy statement/prospectus.
BSPRT’s principal executive offices are located 1345 Avenue of the Americas, Suite 32A, New York, New York 10105, and its telephone number is (212) 588-6770.
Rodeo Sub I, LLC

Rodeo Sub I, LLC
7 St. Paul Street, Suite 820
Baltimore, MD 21202
(212) 588-6770

Merger Sub is a Maryland limited liability company that was formed on July 20, 2021 solely for the purpose of effecting the Merger. Upon Closing, the Merger will be consummated whereby Capstead will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company. Merger Sub has not conducted any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement.
Capstead Mortgage Corporation
Capstead Mortgage Corporation
8401 North Central Expressway, Suite 800
Dallas, Texas 75225
(214) 874-2323
Formed in 1985 and based in Dallas, Texas, Capstead operates as a self-managed mortgage REIT that earns income from investing in a leveraged portfolio of residential adjustable-rate mortgage pass-through securities issued and guaranteed by government-sponsored enterprises, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae.
Capstead Common Stock is traded on the New York Stock Exchange under the symbol “CMO” and Capstead Series E Preferred Stock is traded on the New York Stock Exchange under the symbol “CMOPRE”. Capstead’s website is www.capstead.com.
The Combined Businesses
In connection with the Closing, the Combined Company will list the BSPRT Common Stock and newly designated BSPRT Series E Preferred Stock on the NYSE and remain a corporation focused on originating, acquiring and managing a diversified portfolio of commercial real estate debt investments secured by properties located within and outside the United States. Upon completion of the Merger, BSPRT intends to reinvest into its current business strategies the proceeds from dividends, interest, repayments and sales of the assets acquired from Capstead in the Merger. BSPRT does not intend to continue Capstead’s business strategy.
Upon Completion of the Merger, the Combined Company is expected to have a pro forma shareholders equity capitalization of approximately $1,835.4 million, composed of $264.5 million in BSPRT Series E Preferred Stock and $1,570.9 million of common stock. The common equity capitalization of approximately $1,570.9 million is based on the GAAP book values per share of the BSPRT Common Stock and Capstead common stock as of June 30, 2021. Following the completion of the Merger, BSPRT will continue to be externally managed by the BSPRT Advisor.
The combined business will continue to be operated through BSPRT and its subsidiaries, which will include the surviving company and its subsidiaries.
The BSPRT Common Stock will be listed on the NYSE, trading under the symbol “FBRT”. The newly issued shares of BSPRT Series E Preferred Stock will trade under the symbol “FBRT PRE”.
BSPRT’s principal executive offices will remain located at 1345 Avenue of the Americas, Suite 32A, New York, New York 10105, and its telephone number will be (212) 588-6770.

THE CAPSTEAD SPECIAL MEETING
This proxy statement/prospectus is being furnished in connection with the solicitation of proxies from Capstead common stockholders for exercise at the Capstead special meeting. This proxy statement/prospectus and accompanying form of proxy are first being mailed to Capstead common stockholders on or about September 8, 2021.
Purpose of the Capstead special meeting
The Capstead special meeting will be held solely by means of remote communication live over the Internet on October 15, 2021, at 9:00 a.m., Central Time, for the following purposes:
•	to consider and vote on the Capstead Merger Proposal;
•	to consider and vote on the Capstead Non-Binding Compensation Advisory Proposal; and
•	to consider and vote on the Capstead Adjournment Proposal.
Only business within the purposes described in the Notice of special meeting of Capstead common stockholders may be conducted at the Capstead special meeting. Any action may be taken on the items of business described above at the Capstead special meeting on the date specified above, or on any date or dates to which the Capstead special meeting may be postponed or adjourned.
Record Date; Voting Rights; Proxies
Capstead has fixed the close of business on August 26, 2021, as the Capstead Record Date for determining holders of Capstead Common Stock entitled to the notice of, and to vote at, the Capstead special meeting. Capstead common stockholders at the close of business on the Capstead Record Date will be entitled to the notice of the Capstead special meeting. As of the Capstead Record Date, there were 96,875,560 issued and outstanding shares of Capstead Common Stock. Each holder of record of Capstead Common Stock on the Capstead Record Date is entitled to one vote per share of Capstead Common Stock with respect to each proposal. Votes may be cast either electronically or by properly authorized proxy at the Capstead special meeting.
Voting; Proxies. You may have your shares of Capstead Common Stock voted on the matters to be presented at the Capstead special meeting in any of the following ways:
•	By Telephone — You can vote by telephone by calling our proxy tabulator at (866) 256-1193 and following the prompts;
•	By Internet — You can vote over the Internet by logging on to www.proxypush.com/CMO to gain access to the voting site and to authorize the proxies to vote your shares;
•	By Mail — You can vote by mail by completing, signing, dating, and mailing the enclosed proxy card.
If you vote by proxy, the individuals named on the proxy card will vote your shares in the manner you indicate. You may specify whether your shares should be voted for or against each of the proposals. You may also specify you would like to abstain from voting for or against a proposal.
All shares of Capstead Common Stock that are entitled to vote and are represented at the Capstead special meeting by properly authorized proxies received before or at the Capstead special meeting and not revoked will be voted at the Capstead special meeting in accordance with the instructions indicated on the proxies. If no instructions are given on a timely and properly executed proxy card, your shares will be voted:
•	“FOR” the Capstead Merger Proposal;
•	“FOR” the Capstead Non-Binding Compensation Advisory Proposal; and
•	“FOR” the Capstead Adjournment Proposal.
Votes cast by proxy or electronically at the Capstead special meeting will be tabulated by one or more inspectors appointed by the Capstead Board for the Capstead special meeting who will also determine whether or not a quorum is present.
If you are a holder of record, you may revoke your proxy at any time before the vote is taken at the Capstead special meeting by delivering written notice of revocation to the Secretary of Capstead by submitting a subsequently dated proxy by mail, telephone or the Internet in the manner described above under “How do I vote at the Capstead special meeting?” or by attending the Capstead special meeting and voting in person virtually. Your virtual attendance at the Capstead special meeting does not automatically revoke your previously submitted proxy. If you hold your shares in street name, you must follow the instructions provided by your broker, bank or nominee to revoke your voting instructions, or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares at the Capstead special meeting, by attending the Capstead special meeting and voting in person virtually.
Solicitation of Proxies
Capstead is soliciting proxies on behalf of the Capstead Board. Capstead will bear the costs of soliciting proxies. Brokerage houses, fiduciaries, nominees and others will be reimbursed for their out-of-pocket expenses in forwarding proxy materials to owners of Capstead Common Stock held in their names. In addition to the solicitation of proxies by use of the mails, proxies may be solicited from Capstead stockholders by directors, officers and employees of Capstead in person, by telephone, on the Internet or using any other appropriate means of communications. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to directors, officers and employees of Capstead in connection with this solicitation.
Additionally, Capstead has retained Georgeson to solicit, and for advice and assistance in connection with the solicitation of, proxies for the Capstead special meeting at a cost of $15,000, plus out-of-pocket expenses. No portion of the amount that Capstead has agreed to pay to Georgeson is contingent upon the Closing. Capstead has agreed to indemnify Georgeson against any loss, damage, expense, liability or claim arising out of such services. Any questions or requests for assistance regarding this proxy statement/prospectus and related proxy materials may be directed to Georgeson by telephone at 800-509-0976.
Attending the Virtual Capstead Special Meeting
On the date of the Capstead special meeting, you can virtually attend the Capstead special meeting by accessing the online virtual meeting platform at www.proxydocs.com/CMO. However, you are only entitled to vote and/or ask questions at the Capstead special meeting if you were a common stockholder of record or beneficial owner as of the Capstead Record Date.
Participation at the Virtual Capstead Special Meeting
If you wish to participate in the Capstead special meeting by voting your shares electronically and/or asking questions, you can do so by following the instructions provided when you log in to the online virtual meeting platform. You will need the 16-digit control number included on your proxy card.
Even if you plan to attend the Capstead special meeting virtually, we encourage you to authorize your proxy in advance by phone, Internet or mail so that your vote will be counted even if you later decide not to attend the virtual Capstead special meeting.
Quorum; Abstentions and Broker Non-Votes
The presence virtually or by proxy of the holders of shares of Capstead Common Stock entitled to cast a majority of all the votes entitled to be cast at the Capstead special meeting will constitute a quorum at the Capstead special meeting. Shares that abstain from voting will be treated as shares that are present and entitled to vote at the Capstead special meeting for purposes of determining whether a quorum exists. Because approval of the Capstead Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Capstead Common Stock entitled to vote on the matter, abstentions, failing to vote and broker non-votes, if any, will have the same effect as votes “AGAINST” approval of the Capstead Merger Proposal. For the Capstead Non-Binding Compensation Advisory Proposal and the Capstead Adjournment Proposal, abstentions, failing to vote and broker non-votes, if any, will have no effect, assuming a quorum is present.
Banks, brokers and other nominees that hold their customers’ shares in street name may not vote their customers’ shares on “non-routine” matters without instructions from their customers. As each of the proposals to be voted upon at the Capstead special meeting is considered “non-routine”, such organizations do not have discretion to vote on any of the proposals. As a result, if you hold your shares in “street name” and you fail to provide your broker, bank or other nominee with any instructions regarding how to vote your shares of Capstead Common Stock, your shares of Capstead Common Stock will not be considered present at the Capstead special meeting and will not be voted on any of the proposals.

Required Vote
Approval of the Capstead Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Capstead Common Stock entitled to vote on the matter.
Approval of the Capstead Non-Binding Compensation Advisory Proposal requires, provided a quorum is present, the affirmative vote of a majority of the votes cast on the Capstead Non-Binding Compensation Advisory Proposal by holders of Capstead Common Stock at the Capstead special meeting.
Approval of the Capstead Adjournment Proposal requires, provided a quorum is present, the affirmative vote of a majority of all votes cast on the Capstead Adjournment Proposal by holders of Capstead Common Stock present virtually or by proxy at the Capstead special meeting.
Regardless of the number of shares of Capstead Common Stock you own, your vote is important. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote your shares by telephone or on the Internet.

PROPOSALS SUBMITTED TO THE CAPSTEAD STOCKHOLDERS
Proposal 1: Capstead Merger Proposal
Capstead common stockholders are asked to approve the Capstead Merger Proposal as contemplated by the Merger Agreement. For a summary and detailed information regarding the Capstead Merger Proposal, see the information about the Merger and the Merger Agreement throughout this proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 60 and “The Merger Agreement” beginning on page 94. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.
Pursuant to the Merger Agreement, approval of the Capstead Merger Proposal is a condition to the consummation of the Merger. If the Capstead Merger Proposal is not approved, the Merger will not be completed.
Approval of the Capstead Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Capstead Common Stock entitled to vote on the matter.
Recommendation of the Capstead Board
The Capstead Board unanimously recommends that the Capstead common stockholders vote “FOR” the Capstead Merger Proposal.
Proposal 2: Capstead Non-Binding Compensation Advisory Proposal
Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Capstead is seeking stockholder approval of a non-binding advisory proposal to approve the compensation that may be paid or become payable to Capstead’s named executive officers that is based on or otherwise relates to the Merger, as described in the section entitled “The Merger—Quantification of Potential Payments and Benefits to Capstead’s Named Executive Officers in Connection with the Transaction” beginning on page 89.
As an advisory vote, this proposal is not binding upon Capstead or the Capstead Board, or BSPRT or the BSPRT Board, and approval of this proposal is not a condition to completion of the Merger and is a vote separate and apart from the Capstead Merger Proposal. Accordingly, you may vote to approve the Capstead Merger Proposal and vote not to approve the Capstead Non-Binding Compensation Advisory Proposal and vice versa. Because the merger-related executive compensation to be paid in connection with the Merger is based on the terms of the Merger Agreement as well as the contractual arrangements with Capstead’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the Capstead Merger Proposal is approved (subject only to the contractual conditions applicable thereto). However, Capstead seeks the support of its stockholders and believes that stockholder support is appropriate because Capstead has a comprehensive executive compensation program designed to link the compensation of its executives with Capstead’s performance and the interests of Capstead stockholders. Accordingly, holders of shares of Capstead Common Stock are being asked to vote on the following resolution:
RESOLVED, that the compensation that may be paid or become payable to Capstead’s named executive officers, in connection with the Merger Agreement, the Merger and the transactions contemplated thereby and the agreements or understandings pursuant to which such compensation may be paid or become payable, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Merger Related Compensation” is hereby APPROVED.
Approval of the Capstead Non-Binding Compensation Advisory Proposal, provided a quorum is present, requires the affirmative vote of a majority of votes cast on the proposal. For purposes of the Capstead Non-Binding Compensation Advisory Proposal, a failure to vote, a failure to instruct your bank, broker or nominee to vote or an abstention from voting will have no effect.
Recommendation of the Capstead Board
The Capstead Board unanimously recommends that the Capstead common stockholders vote “FOR” the Capstead Non-Binding Compensation Advisory Proposal.
Proposal 3: Capstead Adjournment Proposal
The Capstead common stockholders are being asked to approve a proposal that will give Capstead the authority to adjourn the Capstead special meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Capstead Merger Proposal if there are not sufficient votes at the time of the Capstead special meeting to approve the Capstead Merger Proposal. If, at the Capstead special meeting, the number of shares of Capstead Common Stock present or represented by proxy and voting for the approval of the Capstead Merger Proposal is insufficient to approve such proposal, Capstead intends to move to adjourn the Capstead special meeting to another date or time in order to enable the Capstead Board to solicit additional proxies for approval of the proposal. Capstead does not intend to call a vote on the Capstead Adjournment Proposal if the Capstead Merger Proposal is considered and approved at the Capstead special meeting. If the Capstead special meeting is adjourned for the purpose of soliciting additional proxies, Capstead common stockholders who have already submitted their proxies will be able to revoke them at any time prior to their exercise.
Approval of the Capstead Adjournment Proposal requires, provided a quorum is present, the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of Capstead Common Stock.
Recommendation of the Capstead Board
The Capstead Board unanimously recommends that the Capstead common stockholders vote “FOR” the Capstead Adjournment Proposal to adjourn the Capstead special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Capstead Merger Proposal.
Other Business
Pursuant to the Capstead Bylaws and Maryland law, no other matters will be transacted at the Capstead special meeting.

THE MERGER
The following is a summary of the material terms of the Merger. This summary does not purport to be complete and may not contain all of the information about the Merger that is important to you. The summary of the material terms of the Merger below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and is incorporated by reference into this proxy statement/prospectus. You are urged to read this proxy statement/prospectus, including the Merger Agreement, carefully and in its entirety for a more complete understanding of the Merger.
General
The BSPRT Board has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and the Capstead Board has unanimously approved the Merger Agreement, the Merger, and the other transactions contemplated thereby, and declared that the transactions contemplated by the Merger Agreement, including the Merger, are advisable and in the best interests of Capstead. Subject to the terms and conditions of the Merger Agreement, including the approval of the Capstead stockholders of the Capstead Merger Proposal, Capstead will merge with and into Merger Sub, with Merger Sub continuing as the surviving company. As a result of the Merger, the surviving company will be a wholly owned subsidiary of BSPRT. Capstead stockholders will receive the merger consideration described below under “The Merger Agreement — Consideration for the Merger” beginning on page 94.
Background of the Merger
The Capstead Board regularly evaluates Capstead’s strategic direction and ongoing business plans and reviews possible ways of increasing long-term stockholder value. These reviews include the consideration of various investments, diversification into new assets, purchases and sales of assets, potential strategic business combinations and other transactions with third parties that would further Capstead’s strategic objectives and ability to create stockholder value.
In March 2020, Capstead approached a publicly traded mortgage REIT to discuss potential transactions in which Capstead would acquire the rights to manage such potential counterparty or acquire the potential counterparty in exchange for Capstead common stock and possibly cash. The parties terminated their preliminary discussions as the COVID-19 pandemic worsened. In June 2020, Capstead approached the potential counterparty again to discuss a potential transaction to acquire the counterparty in exchange for Capstead common stock and possibly cash. Capstead engaged a financial advisor to assist it in evaluating the potential acquisition, and Capstead entered into a mutual confidentiality agreement with the potential counterparty, which included customary “standstill” provisions that fall-away upon Capstead’s entry into a definitive agreement relating to a business combination transaction. Thereafter, Capstead and the potential counterparty exchanged limited confidential information and discussed certain terms of a potential transaction, but the parties were unable to agree on the material economic terms and the negotiations ended in August 2020. In addition, in August 2020, Capstead approached another publicly traded mortgage REIT to gauge its interest in exploring a potential transaction in which Capstead would acquire such potential counterparty in exchange for Capstead common stock and possibly cash, but the potential counterparty indicated it was not interested in discussing a potential transaction and no further discussions were held.
On January 27, 2021, the Capstead Board held a regularly scheduled meeting at which management, a representative of Hunton Andrews Kurth LLP, the Company’s outside counsel (“Hunton”), and representatives of Credit Suisse Securities (USA) LLC (“Credit Suisse”) were present. During the meeting, Credit Suisse discussed an overview of recent industry developments. The Capstead Board then discussed industry conditions and Capstead’s financial performance and prospects, including challenges associated with Capstead’s size and position in the market and uncertainty regarding the federal government’s and Federal Reserve’s monetary and fiscal policies with respect to residential mortgage finance. The Capstead Board also discussed liquidity challenges for Capstead’s stockholders and the fact that the price per share of Capstead Common Stock has traded at a discount to Capstead’s book value per share for an extended period, which has limited the attractiveness of Capstead raising common equity capital through traditional capital market transactions. The Capstead Board also discussed Capstead’s stand-alone strategy as well as potential strategic alternatives, including a possible sale or merger of Capstead or an orderly liquidation of Capstead, in order to maximize stockholder value. Following discussion, the Capstead Board decided that Capstead should review potential strategic alternatives and noted the benefit of forming a strategic transaction committee of the Capstead Board (the “Capstead Transaction Committee”) with a mandate to oversee, review, investigate and evaluate any potential strategic transactions, subject to the Capstead Board’s power and authority to approve and/or recommend any potential strategic transaction. Mr. Christopher Mahowald (the then-current Non-Executive Chairman of the Capstead Board), Mr. Pat Augustine (a member of the Capstead Board) and Ms. Michelle Goolsby (a member of the Capstead Board) were selected to serve on the Capstead Transaction Committee in light of their financial and business knowledge and their experience. The Capstead Transaction Committee was formed based on considerations of efficiency and convenience. Mr. Augustine was appointed to serve as chair of the Capstead Transaction Committee. The Capstead Board then discussed the potential engagement of a financial advisor to facilitate its review and evaluation of any potential strategic transactions. Later on January 27, 2021, the independent directors on the Capstead Board also met in executive session and discussed the review of potential strategic alternatives and the engagement of a financial advisor.
On January 29, 2021, the Capstead Transaction Committee held an organizational meeting to discuss next steps.
On February 4, 2021, the Capstead Transaction Committee held a meeting at which Mr. Phillip A. Reinsch, the President and Chief Executive Officer of Capstead, and representatives of Hunton were present. A representative of Hunton reviewed the Capstead Transaction Committee’s charter and the Capstead Transaction Committee members’ legal duties in connection with their consideration of Capstead’s strategic alternatives. Following discussion, the Capstead Transaction Committee instructed the members of Capstead’s management that they were not authorized to discuss their compensation or retention with any potential counterparties to a strategic transaction without the prior approval of the Capstead Transaction Committee or the Capstead Board. The Capstead Transaction Committee also discussed engaging a financial advisor for Capstead.
On February 5, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch, and representatives of Credit Suisse and Hunton were present. Representatives of Credit Suisse discussed potential strategic alternatives that might be available to Capstead and outlined considerations relating to various types of strategic transactions with a variety of potential counterparties, including the sale of Capstead for cash, stock of the buyer or a combination of cash and stock of the buyer, which we refer to collectively as a “business combination transaction,” an orderly liquidation of Capstead or entering into a management agreement with a third party to manage Capstead, which we refer to as a “management externalization.” The Capstead Transaction Committee also considered possible strategic acquisitions of businesses operating in Capstead’s industry but determined that most acquisition opportunities would not be of sufficient scale to materially enhance stockholder value compared to a business combination transaction that would create a larger and more financially viable combined entity and that Capstead would likely face competition for such acquisition opportunities from larger mortgage REITs or from mortgage REITs with external advisors willing to contribute funding to such transactions. The members of the Capstead Transaction Committee reconvened later that day to discuss the engagement of Credit Suisse as Capstead’s financial advisor and, based on its prior discussions with Credit Suisse and consideration of its qualifications, agreed to negotiate the terms of Credit Suisse’s engagement letter.
On February 11, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. The Capstead Transaction Committee discussed industry conditions and expressed concern for Capstead’s position in the market. Representatives of Credit Suisse discussed potential strategic alternatives available to Capstead and outlined considerations relating to various types of strategic transactions with a variety of potential counterparties, including a business combination transaction, an orderly liquidation of Capstead and a management externalization.
On February 16, 2021, the Capstead Board held a special meeting at which representatives of management and Hunton were present. Mr. Augustine updated the Capstead Board on the Capstead Transaction Committee’s consideration of potential strategic alternatives and the decision to engage Credit Suisse as Capstead’s financial advisor, including the proposed terms of Credit Suisse’s engagement. The Capstead Board also approved a retainer fee of $1,000 per meeting to be paid to each member of the Capstead Transaction Committee in consideration for service on the Capstead Transaction Committee, which fee amount was consistent with the Capstead Board’s compensation for service on its other committees.
On February 26, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Hunton were present. The Capstead Transaction Committee reviewed the proposed terms of Credit Suisse’s engagement letter and, based on its prior discussions with Credit Suisse and consideration of its qualifications, the Capstead Transaction Committee authorized the engagement of Credit Suisse as Capstead’s financial advisor to assist in a potential strategic transaction. The Capstead Transaction Committee authorized this engagement due to Credit Suisse’s qualifications, expertise, experience in the mortgage REIT industry, its knowledge of Capstead and its business, its understanding of the then-current state of the financial markets, its perspectives regarding potential strategic alternatives that might be available to Capstead to enhance long-term stockholder value and its past experience advising other mortgage REITs in similar transactions. Mr. Reinsch reviewed with the Capstead Transaction Committee various considerations relating to an orderly liquidation of Capstead. The Capstead Transaction Committee considered the fact that shares of Capstead Common Stock have traded at a discount to Capstead’s book value and that an orderly liquidation might generate proceeds for stockholders equal to less of a discount to Capstead’s book value. The Capstead Transaction Committee also considered estimated transaction costs associated with an orderly liquidation and with a business combination transaction. Representatives of Hunton reviewed legal considerations relating to an orderly liquidation, including the process for obtaining Capstead stockholder approval of the dissolution, winding-up Capstead’s business and setting aside reserves to satisfy liabilities and an illustrative timeline for maintaining such reserves and distributing the liquidation proceeds to Capstead stockholders. Following discussion, the Capstead Transaction Committee’s view, in consultation with Mr. Reinsch and representatives of Hunton, was that an orderly liquidation was not attractive because of the uncertainty associated with the amount and timing of the distribution of the liquidation proceeds to Capstead stockholders and that a business combination transaction or a management externalization was more likely to generate value for stockholders, including by obtaining a premium to Capstead’s book value.
On March 10, 2021, the Capstead Board held a special meeting to, among other things, declare a regular quarterly dividend. At this meeting, The Capstead Transaction Committee provided an update on the status of its process and the engagement of Credit Suisse as Capstead’s financial advisor. The Capstead Board also discussed Capstead’s financial performance, including a recent decrease in Capstead’s book value.
On March 12, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Representatives of Credit Suisse reviewed potential counterparties that might be interested in exploring a business combination transaction or a management externalization. Following discussion and after consultation with representatives of Credit Suisse, the Capstead Transaction Committee directed Credit Suisse to begin a broad market outreach to potential counterparties to gauge their potential interest in a business combination transaction or a management externalization. Also on March 12, 2021, the parties finalized and executed the Credit Suisse engagement letter.
Between approximately March 15, 2021, and April 5, 2021, Credit Suisse contacted 19 potential counterparties to gauge their interest in a business combination transaction, 14 of whom (including BSPRT, as noted below) entered into confidentiality agreements with Capstead and received certain limited confidential information of Capstead for purposes of submitting a non-binding proposal. Also during this period, Credit Suisse contacted 14 potential counterparties to gauge their interest in potential management externalization (two of whom were also among the 19 potential counterparties contacted with respect to a business combination transaction), five of whom entered into confidentiality agreements with Capstead and received certain limited confidential information of Capstead for purposes of submitting a non-binding proposal. Each of the confidentiality agreements included customary “standstill” provisions that fall-away upon Capstead’s entry into a definitive agreement relating to a business combination transaction. Each of the potential counterparties to a business combination transaction and a management externalization was requested to submit a preliminary non-binding proposal by April 2, 2021.
On March 22, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Representatives of Credit Suisse provided an update on the market outreach and reviewed feedback received during the market outreach from several potential counterparties. A representative of Credit Suisse also identified BSPRT as a potential counterparty that was not included in the initial list of potential counterparties reviewed with the Capstead Transaction Committee. The Capstead Transaction Committee directed Credit Suisse to contact BSPRT to gauge its interest in a potential business combination transaction. Following the meeting and at the direction of the Capstead Transaction Committee, a representative of Credit Suisse contacted representatives of BSPRT to discuss a potential strategic transaction with Capstead.
On March 24, 2021, Capstead and BSPRT entered into a confidentiality agreement. BSPRT was thereafter provided with certain confidential information of Capstead for purposes of submitting a non-binding proposal.
On March 29, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Representatives of Credit Suisse and Mr. Reinsch provided an update on the market outreach and reviewed feedback received during the market outreach from several potential counterparties. A representative of Credit Suisse also indicated that one of the potential parties to a potential business combination transaction, which we refer to as “Party A,” had already submitted a non-binding proposal but that Party A would submit an updated non-binding proposal on or about April 2, 2021.
Between April 1, 2021, and April 5, 2021, Capstead received seven non-binding proposals with respect to business combination transactions and two non-binding proposals with respect to management externalizations as follows:
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BSPRT proposed a merger transaction providing mixed consideration of stock and cash with an implied value of $7.37 per share of Capstead Common Stock as of April 5, 2021, of which approximately $0.97 per share would be payable in cash;

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Party A proposed a stock-for-stock merger transaction with an implied value of $6.36 per share of Capstead Common Stock as of April 5, 2021, but Party A indicated it would be willing to pay an unspecified amount of the merger consideration in cash;

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Party B proposed a merger transaction providing mixed consideration of stock and cash with an implied value of $6.84 per share of Capstead Common Stock as of April 5, 2021, of which approximately $0.21 per share would be payable in cash;

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Party C proposed a stock-for-stock merger transaction with an implied value of $6.94 per share of Capstead Common Stock as of April 5, 2021, but Party C indicated it would be willing to pay an unspecified amount of the merger consideration in cash;

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Party D proposed a stock-for-stock transaction with an implied value of $5.94 per share of Capstead Common Stock as of April 5, 2021, but Party D indicated it would be willing to pay up to 50% of the transaction consideration in cash;

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Party E proposed a stock-for-stock merger transaction with an implied value of $6.78 per share of Capstead Common Stock as of April 5, 2021, but Party E indicated it would be willing to pay an unspecified amount of the merger consideration in cash;

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Party F proposed a stock-for-stock merger transaction with an implied value of $6.21 per share of Capstead Common Stock as of April 5, 2021, but Party F indicated it would be willing to pay up to 20% of the aggregate merger consideration in cash;

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Party G proposed a management externalization pursuant to which (i) Party G would contribute to Capstead certain of Party G’s assets plus $50 million in cash in exchange for approximately 60% of Capstead’s outstanding equity interests and (ii) Party G and Capstead would enter into a management agreement; and

•
Party H proposed a management externalization pursuant to which (i) Party H would pay $75 million to Capstead stockholders, (ii) Party H would purchase up to 9.9% of the shares of Capstead Common Stock at the greater of (a) the then-current trading price of Capstead Common Stock or (b) 1.00x book value and (iii) Party H and Capstead would enter into a management agreement.

On April 6, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Representatives of Credit Suisse reviewed the principal terms of the non-binding proposals and provided an update on discussions between representatives of Credit Suisse and representatives of the various potential counterparties. Credit Suisse also reviewed its preliminary financial analysis of, and the key assumptions and other considerations related to, the non-binding proposals. A discussion ensued among the members of the Capstead Transaction Committee and representatives of Credit Suisse and Mr. Reinsch about the relative benefits and risks of each potential transaction.
Between April 6, 2021, and April 8, 2021, representatives of Credit Suisse contacted representatives of certain of the potential counterparties that had submitted non-binding proposals in order to seek clarity with respect to such non-binding proposals.
On April 7, 2021, Party G provided an updated non-binding proposal that provided additional clarity on certain terms of its proposed transaction.
On April 8, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. The Capstead Transaction Committee, together with Mr. Reinsch and representatives of Credit Suisse and Hunton, considered the nine non-binding proposals, including: the strategic rationale for each proposal; the size, strength and strategy of each counterparty; the implied value of each proposal for Capstead stockholders; various risks associated with each proposal; and the likelihood that each proposed transaction could be completed. Following discussion, the Capstead Transaction Committee concluded that Capstead should continue to engage with and explore a potential business combination transaction with Party A, Party B, Party C and BSPRT and to continue to engage with and explore a potential management externalization with Party H, in each case to seek improvements to their non-binding proposals. After the meeting and at the direction of the Capstead Transaction Committee, representatives of Credit Suisse informed Party A, Party B, Party C, BSPRT and Party H that they were advancing in the process, and each party was provided access to a virtual data room containing confidential information of Capstead. Also at the direction of the Capstead Transaction Committee, representatives of Credit Suisse informed representatives of the other potential counterparties that their non-binding proposals were not acceptable to the Capstead Transaction Committee and that they had not been selected to advance in the process.
During the remainder of April 2021 and continuing into early May 2021, representatives of Credit Suisse and management held discussions with representatives of each of Party A, Party B, Party C, BSPRT and Party H in connection with their due diligence review of Capstead. Capstead and its representatives also started a preliminary due diligence review of those potential counterparties.
On April 23, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Representatives of Credit Suisse updated the Capstead Transaction Committee on discussions with the potential counterparties and on the due diligence being conducted by such counterparties. The Capstead Transaction Committee also discussed next steps for requesting revised non-binding proposals from the potential counterparties. The Capstead Transaction Committee directed Capstead’s management to prepare a term sheet for a business combination transaction and a management externalization to be provided to the potential counterparties.
On April 28, 2021, the Capstead Board held a regular meeting at which representatives of management, Credit Suisse and Hunton were present for a portion thereof. A representative of Hunton reviewed with the Capstead directors their legal duties in connection with a potential business combination transaction or management externalization. Representatives of Credit Suisse reviewed the market outreach to potential counterparties as well as the terms of the non-binding proposals from each of Party A, Party B, Party C, BSPRT and Party H. The Capstead Board considered the implied values of the non-binding proposals, the rationale for the various transactions contemplated by such non-binding proposals and the potential risks and benefits associated with a business combination transaction, a management externalization and Capstead’s standalone plan. The Capstead Board also discussed concerns about employee retention during the pendency of the Capstead Transaction Committee’s process and delegated authority to the Compensation Committee to implement a severance plan for employees who did not have a previously adopted severance/change in control agreement or severance agreement. The independent directors of the Capstead Board also met in executive session and discussed Capstead’s strategic alternatives, the terms of the non-binding proposals, the rationale for a strategic transaction with the various potential counterparties and the implementation of a severance plan for employees who did not have a previously adopted severance/change in control agreement or severance agreement.
On April 30, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse were present for an update on the status of the discussions with the potential counterparties. Also around this time, Party A indicated it did not believe it could submit a competitive proposal and withdrew from the process.
Also on April 30, 2021, at the direction of the Capstead Transaction Committee, Credit Suisse sent a process letter to each of the potential counterparties requesting them to submit their revised non-binding proposals, including a mark-up of a proposed indicative term sheet, by May 12, 2021.
On May 10, 2021, Party C withdrew from the process.
On May 11, 2021, the Capstead Transaction Committee, Mr. Reinsch and representatives of Credit Suisse and Hunton met with representatives of Party H. At this meeting, Party H provided an overview of its business strategy, financial condition and non-binding proposal for a management externalization.
On May 12, 2021, Party B submitted a revised non-binding proposal that provided for a merger with an implied value of $7.45 per share of Capstead Common Stock as of May 14, 2021, which consisted of approximately $0.21 per share in cash and the remainder of the merger consideration payable in shares of Party B’s common stock based on an exchange ratio equal to 1.050x Capstead’s book value. Under Party B’s revised non-binding proposal, the exchange ratio would be determined after signing the merger agreement and prior to completing the merger. Specifically, Party B proposed that the exchange ratio would be determined on a date as close as practicable to the closing date and be equal to the quotient of 105% of Capstead’s adjusted book value per share divided by Party B’s book value per share. Party B also indicated that (i) the proposed merger would require approval by Party B’s stockholders and (ii) between two and three Capstead directors would join Party B’s board of directors. Party B also submitted a mark-up of the term sheet.
Also on May 12, 2021, BSPRT submitted a revised non-binding proposal that provided for a merger with an implied value of $7.65 per share of Capstead Common Stock as of May 14, 2021, which consisted of approximately $1.03 per share in cash and the remainder of the merger consideration payable in shares of BSPRT Common Stock, which shares would be listed on a national securities exchange in connection with the completion of the merger. Under BSPRT’s revised non-binding proposal, the exchange ratio would be fixed in the merger agreement and, therefore, the number of shares of BSPRT Common Stock to be issued in the merger would not fluctuate between the signing of the merger agreement and the completion of the merger. In addition, BSPRT proposed that: (i) it would implement a share repurchase plan between $50 million and $100 million after the completion of the merger; (ii) it would lock-up over 40% of the existing shares of BSPRT Common Stock for six months after the completion of the merger; and (iii) between two and three Capstead directors would join the BSPRT Board. BSPRT also submitted a mark-up of the term sheet.
On May 13, 2021, Party H submitted a revised non-binding proposal that provided for a management externalization. Under Party H’s revised non-binding proposal, Party H would: (i) pay an aggregate of $100 million (or approximately $1.03 per share of Capstead Common Stock); (ii) purchase up to 9.9% of the shares of Capstead Common Stock; and (iii) enter into a management agreement with Capstead with an initial three-year term pursuant to which Capstead would pay Party H a base management fee equal to 1.5% of shareholders equity and an incentive management fee of 15% of the amount by which the return on Capstead Common Stock exceeded 8%. Party H also submitted a mark-up of the term sheet.
On May 17, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Representatives of Credit Suisse reviewed the principal terms of the three non-binding proposals and provided an update on discussions between representatives of Credit Suisse and representatives of the various potential counterparties. Credit Suisse also reviewed the key assumptions and other considerations related to each of the three non-binding proposals, and a discussion ensued among the members of the Capstead Transaction Committee and representatives of Credit Suisse and Mr. Reinsch about the relative benefits and risks of each potential transaction. The Capstead Transaction Committee also considered the potential tax consequences of each proposed transaction. During the meeting, the Capstead Transaction Committee considered the fact that, although the implied value of Party B’s bid was lower than the implied value of BSPRT’s bid, Party B’s common stock was publicly traded and there was less uncertainty regarding its trading. In contrast, the Capstead Transaction Committee noted potential uncertainty around the future market value of BSPRT because of the uncertainty regarding its trading price after its shares were listed on a national securities exchange, which uncertainty was mitigated by BSPRT’s proposed share repurchase plan and its proposed lock-up of certain existing BSPRT stockholders. The Capstead Transaction Committee noted that Party H did not have experience serving as an external manager to a REIT. The Capstead Transaction Committee also considered the advantages and disadvantages of having an external manager, including the expenses associated with an external management structure compared to Capstead’s expenses associated with its internal management structure. Following further discussion, the Capstead Transaction Committee directed management and Credit Suisse to continue to engage with and explore a potential transaction with Party B, BSPRT and Party H and to request that they improve their proposals.
On May 19, 2021, the Capstead Transaction Committee and representatives of Credit Suisse and Hunton met with representatives from BSPRT and Franklin Templeton. At this meeting, BSPRT and Franklin Templeton provided an overview of Franklin Templeton’s platform and BSPRT’s business strategy, financial condition, external manager and capital structure and also reviewed the terms of the potential business combination transaction set forth in BSPRT’s non-binding proposal dated May 12, 2021.
On May 20, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse were present to discuss Capstead’s due diligence review of BSPRT.

On May 26, 2021, the Compensation Committee of the Capstead Board held a meeting at which Mr. Reinsch and representatives of Hunton and the Compensation Committee’s independent compensation consultant were present. The Compensation Committee noted the possibility that Capstead employees may seek employment opportunities elsewhere due to the uncertainty associated with a potential strategic transaction. The Compensation Committee approved a severance plan for employees other than Messrs. Reinsch, Spears, Kim, Phillips and Wolf, each of whom is a party to a previously adopted severance/change in control agreement or severance agreement.
On May 27, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Representatives of Credit Suisse provided an update on discussions between representatives of Credit Suisse and representatives of each of Party B, BSPRT and Party H with respect to such parties’ respective valuation approaches and transaction terms. The Capstead Transaction Committee discussed Capstead’s due diligence of the potential counterparties, including with respect to BSPRT’s credit underwriting process and loan portfolio, and instructed Capstead’s management to continue with its due diligence review.
On June 2, 2021, Party H withdrew its non-binding proposal.
On June 2, 2021, Party B submitted a revised non-binding proposal pursuant to which it reduced the exchange ratio from 1.05x to 1.015x of Capstead’s book value, resulting in an implied value of approximately $7.21 per share of Capstead Common Stock.
On June 4, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Representatives of Credit Suisse reviewed the terms of Party B’s revised non-binding proposal and updated the Capstead Transaction Committee on the due diligence review being conducted by BSPRT and Party B. The Capstead Transaction Committee was also updated on the status of Capstead’s due diligence review of the potential counter-parties, including with respect to BSPRT’s credit underwriting process and loan portfolio. A representative of Hunton reviewed the mark-ups of the term sheets submitted by BSPRT and Party B regarding the terms and conditions of the potential transactions and the principle differences between the two transactions.
On June 7, 2021, the Capstead Transaction Committee, Mr. Reinsch and representatives of Credit Suisse met with Mr. Thomas Gahan, the BSPRT Advisor’s chief executive officer, Mr. Richard Byrne, Chairman, Chief Executive Officer and President of BSPRT, Jerome Baglien, Chief Financial Officer of BSPRT, and other representatives of BSPRT and the BSPRT Advisor. At this meeting, the parties discussed BSPRT’s business, including its credit underwriting process and loan portfolio.
On June 9, 2021, the Capstead Transaction Committee held a meeting at which representatives of management, Credit Suisse, Hunton and a third-party consultant engaged by Capstead to assist in Capstead’s due diligence review of BSPRT. Capstead’s management and advisors reviewed with the Capstead Transaction Committee the status of Capstead’s due diligence review of select loans from BSPRT’s portfolio.
Also on June 9, 2021, Capstead provided a draft merger agreement to BSPRT.
Between June 9 and June 17, 2021, Mr. Mahowald held a preliminary discussion relating to a potential business combination transaction with a commercial mortgage REIT that was not included in the initial list of potential counterparties reviewed with the Capstead Transaction Committee. The potential counterparty did not submit a written proposal or specific purchase price, but based on such preliminary discussion with the potential counterparty, Capstead in consultation with Credit Suisse estimated for illustrative purposes that a merger with such potential counterparty had an implied value of $7.30 per share of Capstead Common Stock based on the trading price of such potential counterparty’s common stock relative to its underlying book value at such time, with approximately $0.26 per share payable in cash. However, based on such preliminary discussion with the potential counterparty, the Capstead Transaction Committee did not believe Capstead and such potential counterparty would ultimately be able to agree on a valuation that was attractive to Capstead stockholders and that any such transaction would be at a value less than $7.30 per share of Capstead Common Stock. The Capstead Transaction Committee also noted that (i) there was not a compelling strategic rationale for the potential counterparty to pursue a strategic transaction with Capstead, (ii) the potential counterparty had not shown a serious interest in beginning due diligence and (iii) the illustrative cash consideration potentially payable by such potential counterparty was significantly lower than the amount of cash offered by BSPRT and was comparable to the amount of cash offered by Party B. After consideration at a meeting held on June 16, 2021, and consultation with representatives of Credit Suisse and Hunton, the Capstead Transaction

Committee’s view was that Capstead and such potential counterparty would not be able to agree on an acceptable valuation and that the potential counterparty did not have serious interest in pursuing a business combination transaction with Capstead. No further discussions occurred with such potential counterparty.
On June 11, 2021, representatives of Party B met with the Capstead Transaction Committee and representatives of Credit Suisse and Hunton to review Party B’s business strategy and its revised non-binding proposal.
On June 14, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. At this meeting, the Capstead Transaction Committee discussed next steps for continuing negotiations with BSPRT and Party B, including preparation and submission of a legal due diligence request list to each of BSPRT and Party B. Thereafter, Hunton delivered a legal due diligence request list to each of BSPRT and Party B.
On June 15, 2021, Capstead provided a draft merger agreement to Party B.
On June 16, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives Credit Suisse and Hunton were present. At this meeting, representatives of Credit Suisse provided an update on the status of the negotiations with BSPRT and Party B, noting that both parties expected to enter into an exclusivity agreement in order to finalize their due diligence and negotiate a merger agreement. The Capstead Transaction Committee also reviewed the preliminary discussions held with the additional potential counterparty noted above. The members of the Capstead Transaction Committee met again later that day to discuss next steps and the potential tax consequences of a potential transaction with BSPRT.
Later on June 16, 2021, the Capstead Board had a special meeting at which representatives of management, Credit Suisse and Hunton were present. The Capstead Board was updated on the terms of the potential transactions and the status of the sale process, including the negotiations with each of BSPRT and Party B.
On June 17, 2021, Party B informed a representative of Credit Suisse that Party B intended to submit its best and final proposal and that Party B would withdraw its proposal if it was not selected to move forward with an exclusivity agreement.
On June 18, 2021, Party B submitted a revised non-binding proposal with an implied value of $7.06 per share of Capstead Common Stock (based on Capstead’s estimated book value of June 30, 2021) pursuant to which each share of Capstead Common Stock would be converted into the right to receive shares of Party B’s common stock at an exchange ratio equal to 1.020x Capstead’s book value as of a date prior to the completion of the merger and $0.21 per share in cash. Party B also requested a 20-day exclusivity period for Party B to complete its due diligence and negotiate the merger agreement.
On June 19, 2021, representatives of each of Party B and Credit Suisse had a conference call to discuss Party B’s revised non-binding proposal.
On June 21, 2021, the Capstead Transaction Committee, Mr. Reinsch and representatives of Credit Suisse and Hunton met with Mr. Gahan, Mr. Byrne and other representatives of BSPRT and the BSPRT Advisor. At this meeting, BSPRT’s representatives provided an overview of BSPRT’s loan review process and additional information regarding select loans in BSPRT’s portfolio.
Later on June 21, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Representatives of Credit Suisse reviewed the revised non-binding proposal from Party B, noting that Party B had indicated its intention to withdraw its proposal if Party B was not granted exclusivity by June 22, 2021. The Capstead Transaction Committee noted that Party B had increased the proposed exchange ratio from its June 2, 2021, proposal but that the proposed exchange ratio remained below the exchange ratio set forth in its May 12, 2021, proposal. The Capstead Transaction Committee considered the terms of BSPRT’s and Party B’s proposed transactions and instructed Credit Suisse to request mark-ups of the draft merger agreement from each potential counter-party.
Later on June 21, 2021, the Capstead Transaction Committee, Mr. Reinsch and representatives of Credit Suisse and Hunton met with representatives of Party B to discuss Party B’s business, including the valuation process for its portfolio assets.
On June 22, 2021, Party B submitted a mark-up of the merger agreement. Later that day, a representative of Hunton had a discussion with Party B’s legal counsel to discuss Party B’s mark-up of the merger agreement.

Also on June 22, 2021, the BSPRT Board held a meeting at which members of its management and representatives from Hogan Lovells US LLP, legal counsel to BSPRT (“Hogan Lovells”), were present. At this meeting, management briefed the BSPRT Board on the progress of BSPRT’s evaluation of Capstead and the strategic rationale for a potential transaction. Management informed the BSPRT Board that it intended to submit a revised non-binding proposal for an acquisition of Capstead.
Later on June 22, 2021, BSPRT submitted a revised non-binding proposal pursuant to which it: (i) reconfirmed its valuation of Capstead at 1.155x adjusted book value, which would consist of stock consideration issued at 1.0x BSPRT’s adjusted book value through a fixed exchange ratio and cash consideration equal to 15.5% of Capstead’s adjusted book value; (ii) indicated it would provide a mark-up of the merger agreement if it was selected to move forward and Capstead entered into an exclusivity agreement with a term of three to four weeks; (iii) indicated it would consider whether the transaction could qualify as a tax-deferred transaction for U.S. federal income tax purposes; (iv) agreed to implement a 12-month, $80 million share repurchase plan, with $25 million of such share repurchase plan being funded by an affiliate of the BSPRT Advisor; and (v) agreed to lock-up approximately 94% of the existing shares of BSPRT Common Stock for six months after the completion of the merger.
Also on June 22, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. The Capstead Transaction Committee, together with Mr. Reinsch and representatives of Credit Suisse and Hunton, considered the revised non-binding proposals from BSPRT and Party B. A representative of Hunton reviewed the potential tax treatment of BSPRT’s proposed transaction for U.S. federal income tax purposes, noting that BSPRT and its advisers were continuing to evaluate such treatment. Following the meeting and at the direction of the Capstead Transaction Committee, representatives of Credit Suisse held discussions with representatives of BSPRT and Party B, respectively, regarding their non-binding proposals.
Later on June 22, 2021, the Capstead Transaction Committee met again with Mr. Reinsch and representatives of Credit Suisse and Hunton. Representatives from Credit Suisse reviewed the revised non-binding proposals, including a preliminary financial analysis of each proposal and of Capstead. The Capstead Transaction Committee considered, among other things: (i) that the implied value of BSPRT’s transaction was $0.37 per share greater than the implied value of Party B’s proposal; (ii) that BSPRT’s proposal offered approximately $0.80 per share more in cash consideration than Party B’s proposal, and therefore would provide greater certainty of value and immediate liquidity to Capstead’s stockholders; (iii) that BSPRT’s proposal offered greater certainty of closing in that BSPRT’s stockholders did not need to approve the proposed transaction, whereas Party B would need its stockholders to approve a proposed transaction, which introduced additional uncertainty with respect to the ability to complete Party B’s proposed transaction; and (iv) that BSPRT’s proposal contemplated a fixed exchange ratio, whereas Party B’s proposal contemplated an exchange ratio that would be determined after the merger agreement was signed and that would be based on the parties’ respective book values prior to the completion of the merger, which we refer to as a “floating exchange ratio.” The Capstead Transaction Committee also considered the risks associated with the fact that BSPRT Common Stock is not listed on a national securities exchange and, therefore, there is no established market price for BSPRT Common Stock and that BSPRT Common Stock may experience volatility in connection with its initial listing on a national securities exchange; however, the Capstead Transaction Committee believed that those risks were reduced, but not eliminated, by BSPRT’s proposed share repurchase plan and its willingness to lock-up approximately 94% of the existing shares of BSPRT Common Stock for six months after the completion of the merger, and discussed seeking improvements to the proposed share repurchase plan and lock-up to further mitigate such risks. The Capstead Transaction Committee also considered the risk that, after Capstead entered into the exclusivity agreement requested by BSPRT, BSPRT would propose terms in the draft merger agreement that might be unacceptable to Capstead. A representative of Hunton reviewed Party B’s mark-up of the merger agreement. Following further discussion, the Capstead Transaction Committee directed Credit Suisse to request BSPRT to: (i) increase the size of its share repurchase plan from $80 million to $100 million; (ii) require the BSPRT Advisor (or an affiliate thereof) to fund the first $25 million of such share repurchase plan; (iii) lock-up all of the existing shares of BSPRT Common Stock for six months after the completion of the merger; (iv) structure the merger as a tax-deferred transaction for U.S. federal income tax purposes; (v) add three Capstead directors to the BSPRT Board upon the completion of the merger; (vi) reduce BSPRT’s requested exclusivity period from four weeks to three weeks; and (vii) provide a mark-up of the merger agreement before Capstead would enter into an exclusivity agreement. After the meeting and at the direction of the Capstead Transaction Committee, representatives of Credit Suisse communicated the Capstead Transaction Committee’s requests to BSPRT and communicated to Party B that it was not the highest bidder and that it should improve its proposal to be competitive. Party B declined to improve its non-binding proposal.
On June 23, 2021, a representative of Hunton discussed the terms of the proposed lock-up arrangement and share repurchase plan with a representative of Hogan Lovells.
Also on June 23, 2021, representatives of BSPRT informed representatives of Credit Suisse that BSPRT would agree to: (i) increase the proposed share repurchase plan from $80 million to $100 million and provide that the first $25 million of such share repurchase plan would be funded by an affiliate of the BSPRT Advisor; (ii) lock-up approximately 94% of the existing shares of BSPRT Common Stock for six months after the completion of the merger; (iii) continue to evaluate whether the transaction could qualify as a tax-deferred transaction for U.S. federal income tax purposes; (iv) reduce the requested exclusivity period from four weeks to three weeks for BSPRT to complete its due diligence and negotiate the merger agreement; and (v) provide a mark-up of the merger agreement before entering into the exclusivity agreement. BSPRT’s representatives indicated that BSPRT would accept two Capstead independent directors to join the BSPRT Board upon the completion of the merger.
Later on June 23, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Representatives of Credit Suisse reviewed BSPRT’s revisions to its non-binding proposal. A representative of Hunton reviewed the terms of the proposed lock-up arrangement and share repurchase plan. A representative of Credit Suisse also updated the Capstead Transaction Committee on communications with Party B, noting that Party B was unwilling to improve its non-binding proposal. Following discussion, the Capstead Transaction Committee directed Credit Suisse to request BSPRT to continue considering whether the transaction could be a tax-deferred transaction for U.S. federal income tax purposes. The Capstead Transaction Committee also directed Credit Suisse to request that three Capstead independent directors would join the BSPRT Board upon the completion of the merger but only two such Capstead independent directors would continue to serve on the BSPRT Board after the first annual meeting of BSPRT stockholders after the merger. Following the meeting and at the direction of the Capstead Transaction Committee, Credit Suisse communicated the Capstead Transaction Committee’s positions to BSPRT.
On June 24, 2021, Hogan Lovells submitted a proposed form of exclusivity agreement to Hunton.
On June 25, 2021, a representative of BSPRT informed representatives of Credit Suisse that BSPRT (i) was continuing to review whether the transaction could qualify as a tax-deferred transaction for U.S. federal income purposes, and (ii) would agree to add three Capstead independent directors to the BSPRT Board upon the completion of the merger, with two such directors being nominated to stand for election after the first annual meeting of BSPRT stockholders after the merger. Also on June 25, 2021, representatives of Hunton discussed the tax structure of the proposed transaction with representatives of Hogan Lovells.
On June 26, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. The Capstead Transaction Committee was updated on the revised terms of BSPRT’s non-binding proposal. Representatives of Hunton updated the Capstead Transaction Committee on discussions with BSPRT’s representatives regarding the tax treatment of the proposed transaction. The Capstead Transaction Committee, together with representatives of management, Credit Suisse and Hunton, discussed aspects of a taxable transaction and its impact to Capstead stockholders, including the number of Capstead stockholders that potentially could recognize gain for U.S. federal income tax purposes as a result of the transaction. Following discussion, the Capstead Transaction Committee directed its representatives to continue discussing the tax treatment of the proposed transaction with BSPRT’s representatives. However, the Capstead Transaction Committee’s view was that, even if the proposed transaction was a taxable transaction, BSPRT’s proposal remained superior to Party B’s proposal and Capstead’s other reasonably available strategic alternatives. A representative of Hunton also reviewed with the Capstead Transaction Committee BSPRT’s proposed exclusivity agreement.
On June 28, 2021, Hogan Lovells provided a mark-up of the draft merger agreement to Hunton.
Also on June 28, 2021, representatives of BSPRT informed a representative of Credit Suisse that, while BSPRT would continue to consider the tax consequences of the proposed transaction, BSPRT did not believe that it would be able to reach a high level of certainty that the proposed transaction would qualify as a tax-deferred transaction for U.S. federal income tax purposes.

On June 29, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Representatives of Hunton updated the Capstead Transaction Committee on the terms of BSPRT’s mark-up of the draft merger agreement and the tax consequences of the proposed transaction. Following discussion, the Capstead Transaction Committee reaffirmed its view that, even if the proposed transaction was a taxable transaction, BSPRT’s proposal remained superior to Party B’s proposal and Capstead’s other reasonably available strategic alternatives. The Capstead Transaction Committee also discussed next steps for finalizing each party’s due diligence review and the merger agreement. Following discussion, the Capstead Transaction Committee authorized Mr. Reinsch to enter into an exclusivity agreement with BSPRT.
Also on June 29, 2021, BSPRT and Capstead entered into an exclusivity agreement that required Capstead to negotiate exclusivity with BSPRT until July 20, 2021, provided that such period would automatically be extended for two successive seven-day periods unless either party notified the other in writing that it did not agree to such extension.
Between June 29, 2021, and July 24, 2021, the parties continued their respective due diligence reviews.
On July 1, 2021, the Capstead Board held a special meeting at which representatives of management, Credit Suisse and Hunton were present and the Capstead Board was updated on the terms of BSPRT’s proposed transaction and the status of the negotiations with BSPRT.
Between July 6, 2021, and July 14, 2021, Hunton and Hogan Lovells exchanged mark-ups of the merger agreement.
On July 14, 2021, representatives of Hunton held a conference call with representatives of Hogan Lovells to discuss BSPRT’s proposal regarding the share repurchase plan.
On July 15, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. The Transaction Committee, Mr. Reinsch and a representative of Credit Suisse discussed the status of the negotiations with BSPRT, including with respect to Capstead’s ability to pay dividends prior to the completion of the merger.
Also on July 15, 2021, representatives of Hunton held a conference call with representatives of Hogan Lovells to discuss the merger agreement.
On July 16, 2021, representatives of Hunton held a conference call with representatives of Hogan Lovells to discuss the share repurchase plan.
Later on July 16, 2021, Hunton sent an initial draft of Capstead’s disclosure letter to Hogan Lovells.
On July 17, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Hunton were present. Mr. Reinsch updated the Capstead Transaction Committee on Capstead’s and BSPRT’s respective due diligence reviews. He also reviewed the status of the negotiations with BSPRT to agree on the exchange ratio and Capstead’s ability to pay dividends prior to the completion of the merger. Mr. Reinsch also reviewed Capstead’s recent financial performance, including a decline in Capstead’s book value from $6.57 as of May 31, 2021, to $6.35 as of June 30, 2021.
On July 18, 2021, Hogan Lovells sent a mark-up of the merger agreement to Hunton.
On July 19, 2021, Messrs. Mahowald and Augustine had a conference call with Mr. Gahan to discuss the proposed transaction. Mr. Gahan expressed BSPRT’s concern about agreeing to a fixed exchange ratio in light of market conditions and the erosion, and the risk of further erosion, in Capstead’s book value.
Shortly after that conference call, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Messrs. Mahowald and Augustine provided an update on their discussion with Mr. Gahan. Mr. Reinsch and representatives of Credit Suisse updated the Capstead Transaction Committee on the status of the open issues, including the status of the negotiations with respect to the exchange ratio, noting that BSPRT’s representatives continued to express concern about market conditions and the recent erosion in Capstead’s book value and that BSPRT may not be willing to agree to a fixed exchange ratio. A representative of Hunton also updated the Capstead Transaction Committee with respect to the negotiation of the open issues in the merger agreement.

Later on July 19, 2021, the Capstead Board held a special meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. Mr. Mahowald updated the Capstead Board on the status of the potential transaction, noting, among other things, that the parties had not agreed to a final exchange ratio and that BSPRT had expressed concern about the recent erosion in Capstead’s book value and may not be willing to agree to a fixed exchange ratio. The Capstead Board was also updated that the merger would be a taxable transaction for U.S. federal income tax purposes. Representatives of Hunton reviewed with the Capstead directors their legal duties in connection with the potential transaction. Representatives of Hunton also reviewed the proposed terms of the merger agreement. Representatives of Credit Suisse reviewed a preliminary financial analysis of Capstead, BSPRT and the proposed transaction. Following discussion, the Capstead Board directed management and Capstead’s financial and legal advisors to try to finalize the terms of the transaction. The independent directors on the Capstead Board also met in executive session with representatives of Hunton present.
On July 20, 2021, Hunton sent a mark-up of the merger agreement to Hogan Lovells.
Later on July 20, 2021, Hogan Lovells sent an initial draft of BSPRT’s disclosure letter to Hunton.
Also on July 20, 2021, the BSPRT Board held a meeting at which members of its management and representatives of Hogan Lovells and Houlihan Lokey, Inc., BSPRT’s financial advisor (“Houlihan Lokey”), were present. Richard Byrne, Chairman, Chief Executive Officer and President of BSPRT, provided the BSPRT Board with an update regarding the discussions between BSPRT and Capstead. Mr. Byrne provided an overview of the proposed strategic business combination with Capstead. Management also outlined the key strategic rationale for the proposed strategic business combination, potential for synergies and efficiencies going forward, as well as key portfolio and financial impacts. Representatives of Hogan Lovells reviewed the directors’ duties under Maryland law in connection with a potential strategic business combination with Capstead and provided an overview of the potential process for the proposed transaction, certain legal, timing and board oversight considerations, and next steps. Representatives from Hogan Lovells also reviewed with the BSPRT Board, and responded to questions regarding, the terms of the merger agreement and related documents.
On July 22, 2021, Hogan Lovells sent a mark-up of the merger agreement to Hunton.
Between July 23 and July 24, 2021, representatives of Capstead and BSPRT negotiated the merger consideration. During these negotiations, a representative from BSPRT informed a representative of Credit Suisse that BSPRT was unwilling to agree to a fixed exchange ratio but that BSPRT would be willing to proceed on the basis that (i) the stock consideration would be structured as a floating exchange ratio based on the parties’ respective book values as of a date after the signing of the merger agreement and prior to the completion of the merger and (ii) the aggregate cash consideration payable to Capstead’s common stockholders would be equal to 15.5% of Capstead’s adjusted book value as determined in connection with the exchange ratio.
Between July 23 and July 25, 2021, members of the Transaction Committee received periodic updates from Capstead’s management and advisors on the status of the negotiations over the merger agreement and the merger consideration.
On July 24, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. The Capstead Transaction Committee, together with Mr. Reinsch and representative of Credit Suisse and Hunton, considered BSPRT’s new proposal. The Capstead Transaction Committee discussed industry conditions and Capstead’s financial performance and prospects. The Capstead Transaction Committee noted that it had viewed positively the fact that BSPRT’s prior non-binding proposals contemplated a fixed exchange ratio, which would have provided greater certainty of value to Capstead’s common stockholders. The Capstead Transaction Committee also considered a preliminary financial analysis of BSPRT’s revised proposal and the strategic rationale of the proposed transaction, including the Capstead Transaction Committee’s view (i) that the proposed transaction allowed Capstead’s stockholders to transition from ownership in a standalone residential mortgage REIT operating a short-duration agency ARM strategy to owning shares in what is expected to be the fourth largest commercial mortgage REIT with a diversified, largely adjustable-rate credit strategy that has generated strong cash flows and (ii) that Capstead common stockholders should benefit from increased operating scale, liquidity and access to capital alternatives available to the larger combined company after completion of the merger. Following further discussion, the Capstead Transaction Committee’s view was that BSPRT’s new proposal was still superior to Capstead’s other strategic alternatives. Following further discussion, the Capstead Transaction Committee directed Credit Suisse to inform BSPRT that Capstead would accept a floating exchange ratio but to seek an improvement to the aggregate cash consideration payable to Capstead’s stockholders. Following the meeting and at the direction of the Capstead Transaction Committee, representatives of Credit Suisse communicated the Capstead Transaction Committee’s counter-proposal to a representative of BSPRT.
Later on July 24, 2021, Hogan Lovells sent a mark-up of the merger agreement to Hunton.
On July 24, 2021, representatives of BSPRT informed Capstead’s representatives that BSPRT was willing to increase the aggregate cash consideration to an amount equal to 15.75% of Capstead’s adjusted book value as determined in connection with the exchange ratio.
On July 24 and 25, 2021, representatives of Hunton and Hogan Lovells exchanged revised drafts of the merger agreement. Representatives of BSPRT and Capstead also held discussions to resolve the remaining open issues in the merger agreement and to prepare a draft joint press release and investor presentation.
On July 25, 2021, the Capstead Board held a meeting at which representatives of Capstead management, Credit Suisse and Hunton were present. The Capstead Transaction Committee updated the Capstead Board on BSPRT’s position. Following discussion, a representative of Hunton reviewed the directors’ legal duties in connection with their consideration of the proposed transaction and the final terms of the Merger Agreement, including the resolution of open issues. Representatives of Credit Suisse reviewed a financial analysis with respect to Capstead, BSPRT and the proposed transaction. Also at this meeting, representatives of Credit Suisse rendered their oral fairness opinion, subsequently confirmed by delivery of their written opinion, dated July 25, 2021, that, as of the date of the opinion and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the merger consideration to be received by holders of Capstead Common Stock, other than BSPRT and its affiliates, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Credit Suisse’s opinion only addressed the fairness, from a financial point of view, to such holders of the merger consideration and did not address any other aspects or implication of the Merger. Following the delivery of the oral opinion by Credit Suisse, the Capstead Transaction Committee unanimously approved the Merger Agreement and recommended it to the Capstead Board. The Capstead Board then unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated in the Merger Agreement were in the best interests of Capstead, (ii) approved the Merger Agreement and the Merger and (iii) adopted a resolution recommending that the holders of Capstead Common Stock approve the Merger. The Capstead Board also adopted an amendment to Capstead’s bylaws.
Also on July 25, 2021, the BSPRT Board held a meeting with members of BSPRT management and representatives of Hogan Lovells and Houlihan Lokey present. Representatives from Hogan Lovells reviewed with the BSPRT Board, and responded to questions regarding, the updated terms of the Merger Agreement and related documents. Representatives of Houlihan Lokey reviewed a financial analysis with respect to Capstead, BSPRT and the proposed transaction with the BSPRT Board. Following further discussion, the BSPRT Board then unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated in the Merger Agreement were in the best interests of BSPRT and (ii) approved the Merger Agreement and the Merger.
Later on July 25, 2021, Capstead, BSPRT, Merger Sub and the BSPRT Advisor entered into the Merger Agreement.
On July 26, 2021, Capstead and BSPRT issued a joint press release announcing the Merger.
Recommendation of the Capstead Board and Its Reasons for the Merger
In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Capstead Board and the Capstead Transaction Committee consulted with Capstead’s management, financial advisors and legal advisors. In reaching its determination that the transactions contemplated by the Merger Agreement are advisable and in the best interests of Capstead, the Capstead Board and the Capstead Transaction Committee considered a number of factors both positive and negative, including, but not limited to, the following material factors, which the Capstead Board and the Capstead Transaction Committee viewed as supporting its determination with respect to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement:
•	Recommendation of the Capstead Transaction Committee. That the Capstead Transaction Committee, comprised entirely of independent and disinterested directors on the Capstead Board, unanimously determined that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of Capstead, and unanimously recommended to the Capstead Board that the Capstead Board approve and authorize the Merger Agreement and the transactions contemplated thereby, including the Merger.
•
Offer Price and Certainty. That, as of July 23, 2021 (the last trading day prior to the public announcement of the execution of the Merger Agreement), the implied per share merger consideration (valued at $7.30 on such date based on Capstead’s and BSPRT’s respective book values as of June 30, 2021) represented a premium of approximately 20.0% to the closing price of Capstead Common Stock (which was $6.08) and a premium of approximately 15% to Capstead’s book value of $6.35 per share as of June 30, 2021.

•
Industry and Business Considerations. The perspectives of the members of the Capstead Board with respect to the industry, business, financial condition, current business strategy and short- and long-term prospects of Capstead, including the following:

○
the challenges facing the agency mortgage REIT sector in general, including significant uncertainty regarding the outlook for interest rates as well as uncertainty regarding the outlook for the financial markets generally;

○	uncertainty regarding the federal government’s and Federal Reserve’s monetary and fiscal policies and policies with respect to residential mortgage finance;
○
the challenges facing Capstead in particular, including that the price per share of Capstead Common Stock has traded at a discount to Capstead’s tangible book value per share for an extended period, which has prevented Capstead from raising equity capital through traditional capital market transactions to fund new investments without dilution to its stockholders, and, which in turn, has prevented Capstead from increasing its size and scale, both in terms of assets under management as well as market capitalization; and

○
the challenges and uncertainty regarding the long-term performance of an investment strategy targeting agency-guaranteed adjustable-rate mortgage-backed securities, including challenges due to strong demand for agency-guaranteed securities, Capstead’s assumptions underlying such an investment strategy, and the expected difficulties associated with altering this investment strategy.

•
Evaluation of Strategic Alternatives. The belief of the members of the Capstead Board that the value offered to Capstead’s common stockholders in the Merger was more favorable to Capstead’s common stockholders than the potential value of remaining an independent public company. This belief was supported in part by the results of the Capstead Transaction Committee’s evaluation of strategic alternatives, through which Capstead and its financial advisors engaged with other parties that were believed to be the most able and willing to pay the highest price for Capstead Common Stock, and ultimately received from BSPRT an acquisition proposal with terms that the Capstead Transaction Committee and the Capstead Board believe to be the most favorable on a risk-adjusted basis to Capstead and its common stockholders.

•
Transaction Process and Negotiations with BSPRT. The belief that, as a result of the transaction process conducted by the Capstead Board pursuant to which the Capstead Board and the Capstead Transaction Committee considered different potential transactions, solicited interest from 31 parties (including BSPRT) and resulted in the receipt of nine non-binding proposals, and Capstead’s negotiations with multiple bidders (including BSPRT), Capstead maximized stockholder value and obtained terms of the Merger, which were based on negotiations with BSPRT, that were favorable to Capstead.

•
Benefits of Increased Scale, Portfolio Diversity and other Operating Capabilities of the Combined Company. That the receipt of BSPRT Common Stock as part of the merger consideration provides Capstead common stockholders the opportunity to continue ownership in the Combined Company following the Merger, which is expected to provide significant potential strategic opportunities and benefits, including the following:

○
the Merger allows Capstead’s common stockholders to transition from ownership in a standalone residential mortgage REIT operating a short-duration agency ARM strategy to owning shares in what is expected to be the fourth largest commercial mortgage REIT with a diversified, largely adjustable-rate credit strategy that has generated strong cash flows;

○	Capstead common stockholders should benefit from increased operating scale, liquidity and access to capital alternatives available to the larger Combined Company; and
○	that BSPRT is managed by BSPRT Advisor, which is a subsidiary of Franklin Resources, Inc., one of the largest independent asset managers in the world.
•
Cash Portion of Merger Consideration. That the merger consideration consists of cash consideration equal to 15.75% of Capstead’s adjusted book value and that such cash consideration provides Capstead common stockholders with immediate value.

•
Opinion of Credit Suisse and Related Analysis. The opinion of Credit Suisse provided to the Capstead Board, and subsequently confirmed in writing, dated July 25, 2021, that as of such date, based upon and subject to the qualifications, limitations and assumptions set forth therein, the merger consideration to be received by Capstead common stockholders in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such common stockholders.

•	No BSPRT Stockholder Approval. The Merger is not subject to BSPRT stockholder approval, increasing the certainty that the transactions contemplated by the Merger Agreement are consummated.
•
Share Buyback Plan. The fact that BSPRT and the BSPRT Advisor have committed to a 12 month share buyback plan of $100 million to support the stock price of the Combined Company in the event the stock price of the Combined Company trades below book value in certain circumstances.

•
Lockup of BSPRT Stockholders. The fact that, pursuant to certain lock-up agreements and the restructuring of BSPRT’s equity prior to the effective time of the Merger, approximately 94% of the shares of BSPRT Common Stock will be prohibited from being publicly traded for six months following the Merger, which should provide price stability for the trading market for the Combined Company’s common stock following the Merger.

•	Other Terms of the Merger Agreement. Certain other terms of the Merger Agreement, including, among others:
○
the Merger Agreement permits Capstead to continue to pay, between the signing of the Merger Agreement and the consummation of the Merger, regular quarterly dividends in respect of Capstead common stock, not to exceed Core Earnings for such quarter(s), as well as a stub dividend for the partial quarter in which the Merger is consummated under the same constraints;

○	the Merger is subject to approval by the holders of a majority of the outstanding shares of Capstead Common Stock entitled to vote on the matter;
○
the Merger Agreement provides Capstead with the right, under certain specified circumstances, to consider an unsolicited competing proposal if the Capstead Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such a competing proposal is a superior proposal for Capstead stockholders, and provides the Capstead Board with the ability, under certain specified circumstances, to make a change in recommendation or to terminate the Merger Agreement in order to enter into a definitive agreement with respect to such Capstead superior proposal upon payment to BSPRT of a $26,700,000 million termination fee (the “Termination Fee”);

○
the commitment on the part of each of Capstead and BSPRT to complete the Merger as reflected in their respective obligations under the terms of the Merger Agreement and the absence of any required government consents, and the likelihood that the Merger will be completed on a timely basis;

○	the fact that the Merger Agreement provides that three directors of Capstead will be appointed to serve on the Combined Company’s board of directors; and
○	the other terms of the Merger Agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the Merger Agreement.

The Capstead Board and the Capstead Transaction Committee also considered a variety of risks and other potentially negative factors in considering the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following material factors:
•
Other Strategic Alternatives. The risk that a different strategic alternative, such as continuing as an independent public company, could be more beneficial to Capstead common stockholders than the Merger.

•
Floating Merger Consideration. That, because the Exchange Ratio may fluctuate as a result of changes in either party’s adjusted book value prior to the Determination Date, and because the amount of cash consideration may fluctuate as a result of changes in Capstead’s adjusted book value prior to the Determination Date, an unfavorable change would reduce the number of shares of BSPRT Common Stock and cash consideration to be received by the holders of Capstead Common Stock in the Merger, as well as the fact that forecasts of future financial and operational results of each party are necessarily estimates based on assumptions and may vary significantly from future performance.

•
Competing Transactions; Termination Fee. That the terms of the Merger Agreement place limitations on Capstead’s right to initiate, solicit or knowingly encourage the making of any proposal by or with a third party with respect to a competing transaction and to furnish information to, or enter into discussions with, a third party interested in pursuing an alternative strategic transaction, and that, under the terms of the Merger Agreement, Capstead must pay BSPRT the Termination Fee if the Merger Agreement is terminated under certain circumstances, which might discourage or deter other parties from proposing an alternative transaction that may be more advantageous to Capstead common stockholders.

•
Expenses. The expenses to be incurred in connection with the Merger, including the possibility that, under certain circumstances upon termination of the Merger Agreement, including in the event Capstead’s common stockholders do not approve the Merger, Capstead could be required to pay BSPRT an expense amount equal to $4 million.

•
Completion of Merger. That, while the Merger is expected to be completed, there is no assurance that all the conditions to the parties’ obligations to complete the Merger will be satisfied or waived, or that the Merger in fact will be completed.

•	Management Resources. The risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Merger.
•
Pre-Closing Operating Covenants. That provisions in the Merger Agreement restricting non-ordinary course operation of Capstead’s business during the period between the signing of the Merger Agreement and consummation of the Merger may delay or prevent Capstead from undertaking business opportunities that may arise or other actions it would otherwise take with respect to its operations absent the pending completion of the Merger, including increasing portfolio leverage beyond leverage levels as of June 30, 2021, either through portfolio growth or redemption of the Capstead Series E Preferred Stock.

•
No Established Trading Market for BSPRT’s Stock. The fact that, although BSPRT Common Stock is registered under the Securities Exchange Act of 1934, there is no established trading market for the BSPRT Common Stock and the risk that, after the shares of BSPRT Common Stock are listed in connection with the consummation of the Merger, such shares may trade below the Combined Company’s GAAP book value per share, including due to significant selling pressure from BSPRT’s legacy stockholders that had previously been unable to sell or the market perception that such selling pressure will occur, which risk the Capstead Board believes is mitigated by the share buyback plan and lock-up agreements (described above).

•
External Management. The fact that, while Capstead has been internally managed, the Combined Company will be externally managed by the BSPRT Advisor, that the BSPRT Advisor faces conflicts of interest relating to purchasing commercial real estate-related investments, and that the BSPRT Advisory Agreement with the BSPRT Advisor, among other things, requires various payments to the BSPRT Advisor, places restrictions on the Combined Company’s ability to terminate the BSPRT Advisory Agreement and may impede, prevent or discourage a change of control or other strategic transaction involving the Combined Company.

•
Tax Treatment. The fact that the receipt of the merger consideration by Capstead common and preferred stockholders will be a taxable event and the uncertain tax treatment of the Advisor Cash Consideration.

The foregoing discussion of the factors considered by the Capstead Board and the Capstead Transaction Committee is not intended to be exhaustive and is not provided in any specific order or ranking, but rather includes material factors considered by the Capstead Board and the Capstead Transaction Committee. In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the Capstead Board and the Capstead Transaction Committee did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the different factors considered, and individual directors may have given different weights to different factors. The Capstead Board and the Capstead Transaction Committee conducted an overall review of the factors considered and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement:
The explanation and reasoning of the Capstead Board and the Capstead Transaction Committee and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 51.
After careful consideration, for the reasons set forth above, the Capstead Board has approved the Merger Agreement, the Merger and the other transactions contemplated thereby and has determined that the transactions contemplated by the Merger Agreement, including the Merger, are advisable and in the best interests of Capstead and recommends to Capstead common stockholders that they vote “FOR” the Capstead Merger Proposal, “FOR” the Capstead Non-Binding Compensation Advisory Proposal and “FOR” the Capstead Adjournment Proposal.
Opinion of Capstead’s Financial Advisor, Credit Suisse Securities (USA) LLC
Capstead has engaged Credit Suisse to act as a financial advisor to Capstead in connection with the proposed Merger. In connection with this engagement, the Capstead Board requested that Credit Suisse evaluate the fairness, from a financial point of view, of the merger consideration to be received by holders of Capstead Common Stock (other than excluded holders) pursuant to the Merger Agreement. On July 25, 2021, at a meeting of the Capstead Board held to evaluate the proposed Merger, Credit Suisse rendered an oral opinion, confirmed by delivery of a written opinion dated July 25, 2021, to the Capstead Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the merger consideration to be received by holders of Capstead Common Stock (other than excluded holders) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For purposes of Credit Suisse’s analyses and opinion, the term “excluded holders” refers to, collectively, BSPRT and its affiliates.
The full text of Credit Suisse’s written opinion, dated July 25, 2021, to the Capstead Board, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Credit Suisse in connection with such opinion, is attached to this proxy statement/prospectus as Annex B and is incorporated into this proxy statement/prospectus by reference in its entirety. The description of Credit Suisse’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the Capstead Board (in its capacity as such) for its information in connection with its evaluation of the merger consideration from a financial point of view and did not address any other terms, aspects or implications of the proposed Merger, the relative merits of the proposed Merger or related transactions as compared to alternative transactions or strategies that might be available to Capstead or the underlying business decision of the Capstead Board or Capstead to proceed with the proposed Merger or related transactions. Credit Suisse’s opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger or otherwise.
In arriving at its opinion, Credit Suisse reviewed a draft, dated July 25, 2021, of the Merger Agreement and certain publicly available business and financial information relating to Capstead and BSPRT. Credit Suisse also reviewed certain other information relating to Capstead and BSPRT, including (i) financial forecasts relating to Capstead for the fiscal years ending December 31, 2021 through December 31, 2023 (which are referred to in this section as the “Capstead Projections”) prepared and provided to Credit Suisse by the management of Capstead, (ii) financial forecasts relating to BSPRT for the fiscal years ending December 31, 2021 through December 31, 2023 (which are referred to in this section as the “BSPRT Projections”) prepared and provided to Credit Suisse by the management of BSPRT and (iii) an estimate of the book value per share of BSPRT as of June 30, 2021 (which are referred to in this section as the “Estimated BVPS”) prepared and provided to Credit Suisse by the management of BSPRT. Credit Suisse also met with the management of Capstead and certain of its representatives to discuss the business and prospects of Capstead and met with the management of BSPRT and certain of its representatives to discuss the business and prospects of BSPRT. Credit Suisse also considered certain financial data of Capstead and BSPRT and Credit Suisse compared that data with similar data for other companies with publicly traded equity securities in businesses Credit Suisse deemed similar to those of Capstead and BSPRT, respectively, and Credit Suisse considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which had been effected. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.
In connection with its review, Credit Suisse did not independently verify any of the foregoing information and, with Capstead’s consent, Credit Suisse assumed and relied upon such information being complete and accurate in all respects material to Credit Suisse’s analyses and opinion. With respect to the Capstead Projections, the BSPRT Projections and the Estimated BVPS, Credit Suisse was advised by the management of Capstead, and Credit Suisse assumed, with Capstead’s consent, that such forecasts and estimates, respectively, were reasonably prepared in good faith on bases that reflected the best currently available estimates and judgments of the management of Capstead as to the future financial performance of Capstead and BSPRT, and the book value per share of BSPRT as of June 30, 2021, respectively. At Capstead’s direction, Credit Suisse assumed that the Capstead Projections, the BSPRT Projections and the Estimated BVPS were a reasonable basis to evaluate Capstead, BSPRT and the proposed Merger, and, at Capstead’s direction, Credit Suisse relied upon the Capstead Projections, the BSPRT Projections and the Estimated BVPS for purposes of its analyses and opinion.
Credit Suisse assumed, with Capstead’s consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the proposed Merger, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on Capstead, BSPRT or the contemplated benefits of the proposed Merger and that the proposed Merger would be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement thereof that is material to Credit Suisse’s analyses or opinion. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Capstead or BSPRT, nor was it furnished with any such evaluations or appraisals. With Capstead’s consent, Credit Suisse further assumed that the final form of the Merger Agreement, when executed by the parties thereto, would conform to the draft reviewed by Credit Suisse in all respects material to its analyses and opinion.
Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Capstead Common Stock, other than the excluded holders, of the merger consideration to be received by such holders in the proposed Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the proposed Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form or structure of the proposed Merger or the consideration and the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the proposed Merger, or class of such persons, relative to the consideration or otherwise. Furthermore, Credit Suisse did not express any advice or opinion regarding matters that required legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice. Credit Suisse assumed that Capstead had or would obtain such advice or opinions from the appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.
Credit Suisse’s opinion was necessarily based on information made available to Credit Suisse as of the date of Credit Suisse’s opinion and upon financial, economic, market and other conditions as they existed and could be evaluated on that date. It should be understood that Credit Suisse has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw its opinion or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Credit Suisse did not express any opinion as to what the value of shares of BSPRT Common Stock actually would be when issued to the holders of Capstead Common Stock pursuant to the Merger Agreement or the prices or ranges of prices at which shares of Capstead Common Stock or BSPRT Common Stock might be purchased or sold at any time. Credit Suisse assumed that the shares of BSPRT Common Stock to be issued in the proposed Merger would be approved for listing on the NYSE prior to the consummation of the proposed Merger. Credit Suisse’s opinion did not address the relative merits of the proposed Merger as compared to alternative transactions or strategies that might be available to Capstead, nor did it address the underlying business decision of the Capstead Board or Capstead to proceed with or effect the proposed Merger.

In preparing its opinion to the Capstead Board, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Capstead and BSPRT and the other parties involved in the proposed Merger. No company, business or transaction used for comparative purposes in Credit Suisse’s analyses is identical to Capstead, BSPRT or the proposed Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.
Credit Suisse was not requested to, and it did not, determine or recommend the merger consideration, which was determined through negotiations among the parties to the Merger Agreement, and the decision to enter into the Merger Agreement was solely that of the Capstead Board. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the Capstead Board in its evaluation of the merger consideration and should not be viewed as determinative of the views of the Capstead Board or Capstead management with respect to the proposed Merger or the merger consideration payable in the proposed Merger.
Financial Analyses
The summary of the financial analyses described in this section entitled “—Financial Analyses” is a summary of the material financial analyses reviewed by Credit Suisse with the Capstead Board in connection with the rendering of its opinion to the Capstead Board on July 25, 2021. This summary does not contain all of the financial data Capstead stockholders may want or need for purposes of making an independent determination of fair value. Capstead stockholders are encouraged to consult their own financial and other advisors before making any investment decision in connection with the proposed Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses.
At the direction of Capstead management, Credit Suisse assumed for purpose of its analyses an implied value of the merger consideration of $7.30 per share of Capstead Common Stock (referred to in this section as the “implied per share merger consideration value”) and an implied exchange ratio of 0.3521x per share of Capstead Common Stock (referred to in this section as the “implied exchange ratio”). The implied exchange ratio was calculated by dividing the Capstead adjusted BVPS as of June 30, 2021, of $6.30 by the BSPRT adjusted BVPS as of June 30, 2021, of $17.91, as provided by Capstead management and BSPRT management, respectively. The implied per share merger consideration value was calculated by multiplying the implied exchange ratio by the BSPRT adjusted BVPS as of June 30, 2021 of $17.91 and adding to the product resulting therefrom the $0.22 of Per Share Cash Consideration and the $0.77 of Advisor Cash Consideration.
Selected Public Companies Analysis.
Credit Suisse performed separate selected public companies analyses of Capstead and BSPRT.

Capstead
In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Capstead Common Stock by reference to these companies, Credit Suisse reviewed and compared certain financial and stock market information relating to Capstead with selected companies that Credit Suisse deemed comparable to Capstead. Credit Suisse reviewed certain financial and stock market information relating to Capstead and the following selected publicly traded companies, which are referred to in this section as the “selected companies”, with business characteristics, including operations and scale that Credit Suisse considered generally similar to those of Capstead:
•	Annaly Capital Management, Inc.
•	AGNC Investment Corp.
•	New Residential Investment Corp.
•	Chimera Investment Corp.
•	MFA Financial, Inc.
•	Two Harbors Investment Corp.
•	PennyMac Mortgage Investment Trust
•	New York Mortgage Trust
•	Redwood Trust, Inc.
•	Invesco Mortgage Capital Inc.
•	Ellington Financial
•	ARMOUR Residential REIT, Inc.
•	Dynex Capital, Inc.
•	Orchid Island Capital, Inc.
Credit Suisse reviewed, among other information, closing stock prices as of July 23, 2021, as a multiple of reported tangible book value per share (which is referred to in this section as “TBVPS”) as of March 31, 2021, or, as in the case of AGNC Investment Corp., as of May 31, 2021, or, as in the case of Ellington Financial, ARMOUR Residential REIT, Inc. and Orchid Island Capital, Inc., June 30, 2021. Financial data of the selected companies were based on public filings and other publicly available information. Financial data of Capstead was based on the Capstead Projections and public filings and other publicly available information. The price/TBVPS multiples observed for the selected companies are summarized below:
Selected Companies	Price/TBVPS
Annaly Capital Management, Inc.	0.94x
AGNC Investment Corp.	0.96x
New Residential Investment Corp.	0.83x
Chimera Investment Corp.	1.26x
MFA Financial, Inc.	0.98x
Two Harbors Investment Corp.	0.86x
PennyMac Mortgage Investment Trust	0.92x
New York Mortgage Trust	0.92x
Redwood Trust, Inc.	1.09x
Invesco Mortgage Capital Inc.	0.94x
Ellington Financial	0.98x
ARMOUR Residential REIT, Inc.	0.91x
Dynex Capital, Inc.	0.87x
Orchid Island Capital, Inc.	1.07x

Credit Suisse then applied a selected range of price/tangible book value (which is referred to in this section as “TBV”) multiples of 0.90x to 1.05x derived from the price/TBV multiples of the selected companies to the June 30, 2021, adjusted BVPS of Capstead as provided by Capstead management. This analysis indicated the following approximate implied per share equity value reference ranges for Capstead:
Implied Per Share Equity Value Reference Range
	Selected (Price/TBVPS) Range		Implied Valuation
June 30, 2021 TBVPS	Low	High	Low	High
$6.35	0.90x	1.05x	$5.72	$6.67
BSPRT
In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of BSPRT Common Stock by reference to these companies, Credit Suisse reviewed and compared certain financial and stock market information relating to BSPRT with selected companies that Credit Suisse deemed comparable to BSPRT. Credit Suisse reviewed certain financial and stock market information relating to BSPRT and the following eight selected publicly traded companies, which are referred to in this section as the “selected companies”, with business characteristics, including operations and scale that Credit Suisse considered generally similar to those of BSPRT:
•	Starwood Property Trust, Inc.
•	Blackstone Mortgage Trust, Inc.
•	Apollo Commercial Real Estate Finance
•	KKR Real Estate Finance Trust Inc.
•	Ladder Capital
•	TPG RE Finance Trust, Inc.
•	Granite Point Mortgage Trust Inc.
•	Ares Commercial Real Estate Corp.
Credit Suisse reviewed, among other information, closing stock prices as of July 23, 2021, as a multiple of reported TBVPS as of March 31, 2021. Financial data of the selected companies were based on public filings and other publicly available information. Financial data of BSPRT was based on the BSPRT Projections, the Estimated BVPS and publicly available information.
The overall low to high price/TBVPS multiples observed for the selected companies are summarized below:
Selected Companies	Price/TBVPS
Starwood Property Trust, Inc.	1.65x
Blackstone Mortgage Trust, Inc.	1.20x
Apollo Commercial Real Estate Finance	1.03x
KKR Real Estate Finance Trust Inc.	1.12x
Ladder Capital	0.92x
TPG RE Finance Trust, Inc.	0.79x
Granite Point Mortgage Trust Inc.	0.81x
Ares Commercial Real Estate Corp.	1.06x

Credit Suisse then applied a selected range of price/TBVPS multiples of 0.95x to 1.20x derived from the price/TBV multiples of the selected companies to the June 30, 2021, TBVPS of BSPRT. This analysis indicated the following approximate implied per share equity value reference range for BSPRT:
Implied Per Share Equity Value Reference Range
	Selected (Price/TBVPS) Range		Implied Valuation
June 30, 2021 TBVPS	Low	High	Low	High
$18.28	0.95x	1.20x	$17.37	$21.94
Selected Precedent Transactions Analysis.
Credit Suisse reviewed publicly available financial information relating to the following eight selected transactions involving companies with business characteristics that Credit Suisse considered generally similar to those of Capstead, collectively referred to as the “selected transactions”:
Announcement Date	Acquirer	Target	Price/TBVPS
12/07/2020	Ready Capital Corporation	Anworth Mortgage Asset Corp.	0.97x
11/07/2018	Ready Capital Corporation	Owens Realty Mortgage	0.96x
05/02/2018	Annaly Capital Management	MTGE Investment Corp.	1.01x
04/26/2018	Two Harbors	CYS Investments	1.05x
04/11/2016	Annaly Capital Management	Hatteras Financial Corp.	0.86x
04/07/2016	Sutherland Asset Management Corp.	ZAIS Financial	1.03x
03/02/2016	ARMOUR Residential REIT	JAVELIN Mortgage Investment Corp	0.87x
02/26/2016	Apollo Commercial Real Estate Finance	Apollo Residential Mortgage	0.89x
Credit Suisse applied a selected range of price/TBV multiples of 0.95x to 1.05x derived from the price/TBV multiples of the selected transactions to the June 30, 2021, TBVPS of Capstead. This analysis indicated the following approximate implied per share equity value reference ranges for Capstead:
Capstead
	Selected (Price/TBVPS) Range		Implied Valuation
June 30, 2021 TBVPS	Low	High	Low	High
$6.35	0.95x	1.05x	$6.03	$6.67
Dividend Discount Analysis.
Credit Suisse performed separate dividend discount analyses of Capstead and BSPRT.
Capstead. Credit Suisse performed a dividend discount analysis of Capstead to calculate the estimated present value of the distributed cash flows that Capstead was forecasted to generate during the third and fourth quarters of Capstead’s fiscal year ending December 31, 2021, through the full fiscal year ending December 31, 2023, based on the Capstead Projections. Credit Suisse calculated terminal values for Capstead by applying a selected range of price/TBVPS multiples of 0.90x to 1.05x, which multiples were selected based on Credit Suisse’s professional judgment, to Capstead’s estimated book value as of December 31, 2023. The present values (as of June 30, 2021) of the distributed cash flows and terminal values were then calculated using a selected range of discount rates of 9.0% to 13.0%, based on Credit Suisse’s professional judgment. Approximate implied per share equity values for Capstead were calculated as total implied equity value divided by the total number of fully diluted shares of Capstead Common Stock outstanding, which was 97,513,711 shares, as provided by Capstead management. This analysis indicated the following approximate implied per share equity value reference range for Capstead:
	Low	High
Implied Per Share Equity Value Reference Range	$5.36	$6.56
BSPRT. Credit Suisse performed a dividend discount analysis of BSPRT (on a standalone basis) to calculate the estimated present value of the distributed cash flows that BSPRT was forecasted to generate during the third and fourth quarters of BSPRT’s fiscal year ending December 31, 2021, through the full fiscal year ending December 31,

2023, based on the BSPRT Projections. Credit Suisse calculated terminal values for BSPRT by applying a selected range of price/TBVPS multiples of 0.95x to 1.20x, which multiples were selected based on Credit Suisse’s professional judgment, to BSPRT’s estimated book value as of December 31, 2023. The present values (as of June 30, 2021) of the distributed cash flows and terminal values were then calculated using a selected range of discount rates of 8.0% to 14.0%, based on Credit Suisse’s professional judgment. Approximate implied per share equity values for BSPRT were calculated as total implied equity value divided by the total number of fully diluted shares of BSPRT Common Stock outstanding, which was 57,724,696 shares, as provided by BSPRT management. This analysis indicated the following approximate implied per share equity value reference range for BSPRT:
	Low	High
Implied Per Share Equity Value Reference Range	$16.19	$22.04
Implied Exchange Ratio Analysis
Credit Suisse reviewed the 0.3521x implied exchange ratio for the stock consideration provided in the proposed Merger and compared it with the reference ranges implied by the Capstead and BSPRT per share equity value reference ranges calculated in the financial analyses set forth above in this section. For each approach noted below, the high end and low end of such ranges were calculated as follows: (i) the high end of the implied exchange ratio reference range was calculated by dividing the applicable high value of the Capstead implied per share equity value reference range (less the $0.22 of Per Share Cash Consideration and the $0.77 of Advisor Cash Consideration) by the applicable low value of the BSPRT implied per share equity value reference range; and (ii) the low end of the implied exchange ratio reference range was calculated by dividing the applicable low value of the Capstead implied per share equity value reference range (less the $0.22 of Per Share Cash Consideration and the $0.77 of Advisor Cash Consideration) by the applicable high value of the BSPRT implied per share equity value reference range. In the case of the Selected Precedent Transactions Analysis, the range was calculated in accordance with the preceding sentence by dividing the implied per share equity value reference range for Capstead derived from Credit Suisse’s analysis of the Capstead selected transactions by the implied per share equity value reference range for BSPRT derived from Credit Suisse’s analysis of the BSPRT selected companies. The implied exchange ratio reference ranges are summarized below.
Implied Exchange Ratio
Valuation Methodology	Reference Range
Selected Public Companies Analysis	0.2153x - 0.3268x
Selected Precedent Transactions Analysis	0.2297x - 0.3268x
Dividend Discount Analysis	0.1981x - 0.3442x
Certain Additional Information
Credit Suisse observed certain additional information that was not considered part of Credit Suisse’s financial analyses with respect to its opinion but was noted for informational purposes, including the following:
•
Historical Trading Prices. Credit Suisse reviewed the historical trading prices of Capstead Common Stock during the 52-week period ended July 23, 2021, which indicated low and high intraday prices for Capstead Common Stock during such period of approximately $5.06 and $6.88 per share.

Analyst Price Targets. Credit Suisse reviewed price targets for Capstead Common Stock as reflected in selected publicly available Wall Street research analysts’ reports, which indicated an overall low to high target price range for Capstead Common Stock of $6.50 to $7.00 per share.
Miscellaneous
Capstead selected Credit Suisse to act as a financial advisor to Capstead in connection with the proposed merger based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.
Capstead has agreed to pay Credit Suisse for its financial advisory services in connection with the proposed Merger an aggregate fee currently estimated to be approximately $12 million (based on the estimated value of the merger consideration as of the date of this proxy statement/prospectus), of which $1.5 million was payable upon the rendering of Credit Suisse’s opinion and the remaining portion is contingent upon consummation of the proposed Merger. In addition, Capstead has agreed to reimburse Credit Suisse for its expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.
As the Capstead Board was aware, Credit Suisse and its affiliates in the past have provided investment banking services unrelated to the proposed Merger to Capstead and its affiliates, for which services Credit Suisse and its affiliates have received and would expect to receive compensation, including, among other things, during the past two years, having provided underwriting services to Capstead in connection with an offering of Capstead Common Stock in July 2019. Credit Suisse and its affiliates may in the future provide investment banking and other financial advice and services to Capstead, BSPRT and their respective affiliates for which advice and services Credit Suisse and its affiliates would expect to receive compensation. During the two-year period prior to the date of Credit Suisse’s opinion, Credit Suisse and its affiliates received aggregate fees from Capstead for the services described above of approximately $1 million.
Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Capstead, BSPRT, the other excluded holders or any other entity that may be involved in the proposed Merger or related transactions and certain of their respective affiliates (and portfolio companies or managed or related entities, as applicable), as well as provide investment banking and other financial services to such entities.
Certain BSPRT Unaudited Prospective Financial Information
BSPRT does not as a matter of course make public projections as to future sales, other results or dividends. However, in connection with the Merger, BSPRT’s management prepared and provided to Capstead’s financial advisor, Credit Suisse, certain unaudited prospective financial information regarding BSPRT’s dividends per share for fiscal years 2021 through 2023 (the “BSPRT Projections”). The below summary of the BSPRT Projections is included for the purpose of providing Capstead common stockholders access to certain nonpublic information that was furnished to certain parties in connection with the Merger. Such information may not be appropriate for other purposes and is not included to influence the voting decision of any Capstead common stockholder.
The BSPRT Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of BSPRT’s management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected dividends per share of BSPRT. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.
Neither BSPRT’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the BSPRT Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
In preparing the BSPRT Projections, BSPRT made use of numerous variables and assumptions for the projections of the business through 2023. Assumptions made include, among others: (i) static interest rate spreads in relation to underlying rate curves referenced for new loan interest income and expense, (ii) ability to achieve and maintain target leverage ratios as they relate to forward projections of the loan portfolios, (iii) triggered securitization events consistent with achieving certain accumulated loan amounts, along with deferred financing, sale/retention, and debt paydown percentages, (iv) an estimate of annual operating expense growth based on projected deal volume, (v) credit losses to be taken at 0.65% of net originations, and (vi) quarterly dividend distributions equal to approximately 90% of BSPRT’s projected core earnings for the period.
While presented with numeric specificity, this unaudited prospective financial information constituted forward-looking information and was based on numerous variables and assumptions (including assumptions related to general business, economic, market and financial conditions and additional matters specific to BSPRT’s business)

that are inherently subjective and uncertain and are beyond the control of BSPRT’s management. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to BSPRT’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, there can be no assurance that the projected results summarized below will be realized. Capstead stockholders are urged to review the most recent SEC filings of BSPRT for a description of the reported results of operations and financial condition and capital resources, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in BSPRT’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, each of which are attached as Annex C and Annex D, respectively, and included as part of this proxy statement/prospectus.
None of BSPRT, Capstead, or their respective directors, officers, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.
BSPRT UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES SUBJECT TO SUBSTANTIALLY GREATER UNCERTAINTY WITH EACH SUCCESSIVE YEAR.
BSPRT has not made and makes no representation to Capstead or any Capstead stockholder, in the Merger Agreement or otherwise, concerning this unaudited prospective financial information or regarding BSPRT’s ultimate performance compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, BSPRT urges all Capstead stockholders not to place undue reliance on such information and to review BSPRT’s and Capstead’s most recent SEC filings for a description of BSPRT’s and Capstead’s reported financial results.
BSPRT Projections
The following table presents selected unaudited prospective financial information for the fiscal years ending 2021 through 2023 for BSPRT on a stand-alone basis.
	2021E			2022E					2023E
	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY
Dividends per Share	$0.40	$0.41	$1.37	$0.42	$0.43	$0.43	$0.43	$1.71	$0.42	$0.43	$0.43	$0.43	$1.72
Certain Capstead Unaudited Prospective Financial Information
Capstead does not make public long-term projections as to future net income, performance, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity of the underlying assumptions and estimates. Such projections inherently become subject to substantially greater uncertainty as they extend further into the future. As a result, neither Capstead nor BSPRT can give you any assurance that actual results will not differ materially from the unaudited prospective financial information included in this proxy statement/prospectus. However, in connection with the Merger, Capstead’s management prepared and provided certain unaudited prospective financial information regarding Capstead’s operations for fiscal years 2021 through 2023 (the “Capstead Projections”) to the Capstead Board and the Capstead Transaction Committee in connection with its evaluation of the transaction, and to its financial advisor, Credit Suisse, including in connection with Credit Suisse’s financial analysis described above under the section entitled “— Opinion of the Capstead Board’s Financial Advisor”. The

below summary of the Capstead Projections is included for the sole purpose of providing Capstead stockholders and BSPRT stockholders access to certain non-public information that was furnished to certain parties in connection with the Merger, and such information may not be appropriate for other purposes, and is not included to influence the voting decision of any Capstead stockholder.
The Capstead Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial projections. The inclusion of the Capstead Projections should not be regarded as an indication that such information is necessarily predictive of actual future events or results and such information should not be relied upon as such, and readers of this proxy statement/prospectus are cautioned not to rely on the Capstead Projections for any purpose. The Capstead Projections included in this proxy statement/prospectus have been prepared by Capstead as part of the effort to evaluate the Merger, and such information was not the result of any formal internal review or process. Ernst & Young, LLP has neither examined, compiled nor performed any procedures with respect to the unaudited prospective financial information and, accordingly, Ernst & Young, LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young, LLP report included in Capstead’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is incorporated into this proxy statement/prospectus by reference, relate to Capstead’s historical financial information, and does not extend to the unaudited Capstead Projections and should not be read to do so. Furthermore, the Capstead Projections do not take into account any circumstances or events occurring after the date they were prepared, and the unaudited prospective financial information may vary significantly from subsequent forecasts, financial plans, guidance and/or actual results.
While presented with numeric specificity, this unaudited prospective financial information is forward-looking information that was based on numerous variables and assumptions (including assumptions related to the Capstead portfolio, interest rates, industry performance and general business, economic, market and financial conditions, as well as additional matters specific to Capstead’s business) that are inherently highly subjective, uncertain and beyond the control of Capstead. The assumptions underlying the unaudited prospective financial information may not prove to have been, or may no longer be, accurate. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to Capstead’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), changes in the Capstead portfolio, changes in interest rates, trading activity and market valuations, industry performance, general business and economic conditions and other factors described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”. This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, no assurance can be given that the projected results summarized below will be realized. Capstead stockholders and BSPRT stockholders are urged to review the most recent SEC filings of Capstead for a description of the reported and anticipated results of operations and financial condition and capital resources, including those in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Capstead Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, and June 30, 2021, which are incorporated by reference into this proxy statement/prospectus.
The inclusion of this information should not be regarded as an indication that Capstead, the Capstead Board, the Capstead Transaction Committee, Credit Suisse or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of Capstead, BSPRT or their respective directors, officers, affiliates, advisors or other representatives can give any assurance that actual results will not differ materially from this unaudited prospective financial information.
CAPSTEAD UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT

ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES SUBJECT TO SUBSTANTIALLY GREATER UNCERTAINTY WITH EACH SUCCESSIVE YEAR.
Capstead and BSPRT may calculate certain non-GAAP financial metrics using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the section of this proxy statement/prospectus with respect to the opinion of Capstead’s financial advisor may not be directly comparable to one another.
Capstead has not made and makes no representation to BSPRT or any Capstead stockholder or BSPRT stockholder, in the Merger Agreement or otherwise, concerning the below unaudited prospective financial information, or regarding Capstead’s ultimate performance compared to the unaudited prospective financial information, or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, Capstead urges all Capstead stockholders and BSPRT stockholders not to place any reliance on such information and to review Capstead’s most recent SEC filings for a description of Capstead’s reported financial results.
Capstead Projections
The Capstead Projections were based on numerous variables and assumptions, including the following: (i) paydowns on the portfolio are reinvested in Capstead’s agency-guaranteed mortgage-backed securities strategy with an increase in leverage from current levels to a high of 8.5 times at the end of 2023; (ii) the conditional prepayment rate decreases from 34.4% in 2021 to 19.9% in 2023; (iii) a constant yield curve during the forecast period with the average repo rate declining from 0.14% in 2021 to 0.11% in 2023; and (iv) no new equity capital raises, share repurchases and/or change in the number of outstanding shares of Capstead Common or Preferred Stock are forecasted for 2021, 2022 or 2023.
The Capstead Projections were provided to the Capstead Transaction Committee, Capstead Board and Capstead’s financial advisor, Credit Suisse. The following table presents a summary of the Capstead Projections for the fiscal years ending 2021 through 2023 for Capstead on a standalone basis.
	For the Year Ended December 31,
	2021E	2022E	2023E
Diluted Core Earnings Per Common Share(1)	$0.46	$0.59	$0.58
Dividends per Common Share / Distributed Cash Flows per Common Share(2)	$0.54	$0.59	$0.58
Book Value per Common Share (end of period)	$6.25	$6.17	$6.27
(1)
Core Earnings is a non-U.S. GAAP measure that Capstead defines as GAAP net income (loss) excluding (a) unrealized gains or losses on derivative instruments, (b) realized gains or losses on termination of derivative instruments, (c) amortization of unrealized gains or losses of derivative instruments held at the time of de-designation and (d) realized gains or losses on securities. Capstead’s management believes the presentation of Core Earnings, when analyzed in conjunction with Capstead’s GAAP operating results, allows investors to more effectively evaluate Capstead’s performance and provides investors with management’s view of Capstead’s economic performance. Capstead’s presentation of Core Earnings may not be comparable to similarly-titled measures of other companies, who may use different calculations.

(2)
Dividends per Common Share and share repurchases together encompass Distributed Cash Flows per Common Share. Given that no share repurchases are projected during the forecast period, Distributed Cash Flows per Common Share are equal to Dividends per Common Share during the forecast period.

Interests of Capstead’s Directors and Executive Officers in the Merger
In considering the recommendation of the Capstead Board to approve the Capstead Merger Proposal and the Capstead Non-Binding Compensation Advisory Proposal, Capstead common stockholders should be aware that directors and executive officers of Capstead have interests in the Merger that may be different from, or in addition to, the interests of Capstead stockholders generally and that may present actual or potential conflicts of interests. The Capstead Board was aware of, and considered the interests of, its directors and executive officers in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby.
Treatment of Equity Awards
Capstead Restricted Stock. Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, each outstanding award of Capstead Restricted Stock granted pursuant to the Capstead Equity Plan will automatically vest in full and any forfeiture restrictions applicable to such shares of Capstead Restricted Stock shall immediately lapse. As a result, each share of Capstead Restricted Stock will be treated as a share of Capstead Common Stock for all purposes of the Merger, including the right to receive the Total Per Common Share Consideration (less any applicable income and employment taxes).
Capstead Performance Units. Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, each Capstead Performance Unit that is outstanding will automatically become earned and vested with respect to that number of shares of Capstead Common Stock subject to such Capstead Performance Unit determined in accordance with the terms of the applicable award agreement, which will be deemed earned at the target number of shares subject to the award. As a result, all shares of Capstead Common Stock represented by such Capstead Performance Units will be treated as a share of Capstead Common Stock for all purposes of the Merger, including the right to receive the Total Per Common Share Consideration (less any applicable income and employment taxes).
Quantification of the Value of Vesting Capstead Restricted Stock and Capstead Performance Units
The following table shows, for each member of the Capstead Board and each executive officer of Capstead, (i) the number of shares of Capstead Common Stock underlying unvested Capstead Restricted Stock and unvested Capstead Performance Units held by such individual as of the date of this proxy statement/prospectus that are expected to vest as a result of the Merger; and (ii) the estimated value of such awards (on a pre-tax basis). Solely for purposes of the transaction-related compensation disclosure, in accordance with Item 402(t) of Regulation S-K, such amounts have been calculated assuming: (A) the value per share of Capstead Common Stock upon the completion of the Merger is $6.40 (the average closing market price of a share of Capstead Common Stock over the first five business days following the first public announcement of the Merger, which occurred prior to the opening of the market on July 26, 2021); (B) the closing date of the Merger occurs on October 31, 2021 (the “assumed merger closing date”); and (C) the declaration and payment by Capstead of a dividend of $0.10 to each share of Capstead Common Stock for the quarter ending September 30, 2021. Depending on when the Merger is completed, certain awards that are outstanding as of the date hereof and included in the table below may vest pursuant to their terms, independent of the Merger. The actual value of the Capstead Restricted Stock and Capstead Performance Units cannot be determined with any certainty until the actual acceleration and the Closing occur. None of Capstead’s non-employee directors currently hold unvested equity awards and are not expected to as of the assumed merger closing date.
	Capstead Restricted Stock (#)	Value ($)(1)	Capstead Performance Units (target) (#)	Value ($)(1)
Directors
Pat Augustine	—	—	—	—
Jack Biegler	—	—	—	—
Michelle P. Goolsby	—	—	—	—
Gary Keiser	—	—	—	—
Christopher W. Mahowald	—	—	—	—
Michael G. O’Neil	—	—	—	—
Mark S. Whiting	—	—	—	—
Executive Officers
Phillip A. Reinsch	211,359	$1,547,218.27	211,359	$1,547,218.27
Lance J. Phillips	107,232	$775,331.76	107,232	$775,331.76
Robert R. Spears, Jr.	202,905	$1,485,332.36	202,905	$1,485,332.36
Roy S. Kim	144,305	$1,055,750.79	144,305	$1,055,750.79
(1)
Includes accrued and unpaid dividends for Messrs. Reinsch, Phillips, Spears and Kim in the amounts of (a) with respect to Capstead Restricted Stock, $194,520.67, $89,046.96, $186,740.36 and $132,198.79, respectively, and (b) with respect to Capstead Performance Units, $194,520.67, $89,046.96, $186,740.36 and $132,198.79, respectively.

Severance/Change in Control Agreements
Capstead maintains severance/change in control agreements with each of its executive officers (the “Capstead Change in Control Agreements”). Upon a termination of an executive officer’s employment by Capstead without

“cause” or upon an executive officer’s termination of employment for “good reason” (both as defined below) during the 24-month period following a change in control, including the Merger (a “qualifying termination”), the executive officers will be entitled to receive:
•
a lump sum payment equal to two times (in the case of Messrs. Reinsch, Spears and Kim) and one and half times (in the case of Mr. Phillips) the sum of such executive officer’s base salary and target bonus under the Capstead annual incentive compensation program;

•
a lump sum payment equal to the dividend equivalent right payments received for each of the eight quarters (in the case of Messrs. Reinsch, Spears and Kim) and six quarters (in the case of Mr. Phillips) preceding the change in control; and

•	a lump sum payment equal to the cost of 18 months of group medical benefits continuation for the executive officer and any covered dependents.
For purposes of the Capstead Change in Control Agreement Agreements, “cause” generally means the executive officer’s: (i) gross negligence in the performance of the executive officer’s duties and responsibilities, which negligence results in material harm to the business interests or reputation of Capstead; (ii) violation of any material Capstead policy, including, without limitation, the theft, embezzlement or misappropriation or material misuse of any Capstead funds or property; (iii) criminal or civil conviction for a crime involving moral turpitude; (iv) willful and continued failure to perform the executive officer’s duties and responsibilities; or (v) misconduct that is materially harmful to the business, interests or reputation of Capstead.
For purposes of the Capstead Change in Control Agreements, “good reason” generally means: (i) a material reduction in the executive officer’s base salary; (ii) a material reduction in the nature or scope of such executive officer’s authority, duties, responsibilities or title from those applicable to the executive officer as of the effective date of the Capstead Change in Control Agreement; (iii) a relocation of such executive officer’s principal place of employment by more than 50 miles; or (iv) Capstead’s material breach of the Capstead Change in Control Agreement. If an event constituting good reason is alleged to exist, Capstead will be provided the opportunity to cure such alleged event.
The Capstead Change in Control Agreements provide that, if the compensation and benefits payable to the executive officer would be subject to an excise tax under Section 4999 of the Code, such amounts will either be paid in full or reduced to the level that would avoid application of the excise tax, whichever would place the executive officer in a better after-tax position.
See the section entitled “— Quantification of Potential Payments and Benefits to Capstead’s Named Executive Officers in Connection with the Transaction” beginning on page 89 of this proxy statement/prospectus for the estimated amounts that each of Capstead’s executive officers would receive under the Capstead Change in Control Agreements upon a qualifying termination of employment within 24 months following a change in control of Capstead. It is expected that each of Capstead’s executive officers will be terminated upon consummation of the Merger and that such termination will be a “qualifying termination.”
2021 Annual Incentive Compensation
Under the terms of Capstead’s 2021 annual incentive compensation plan, if an executive officer’s job is eliminated and such elimination makes the executive officer eligible to receive benefits under a Capstead severance plan or policy, the executive officer may receive a payout, at the time other incentive awards are paid, based on actual time in the position and actual results of Capstead. Eligibility and individual target amounts may be prorated.
See the section entitled “— Quantification of Potential Payments and Benefits to Capstead’s Named Executive Officers in Connection with the Transaction” beginning on page 89 of this proxy statement/prospectus for the estimated amounts of the prorated bonus payment that each of Capstead’s executive officers would receive under the terms of Capstead’s annual incentive compensation plan.
Deferred Compensation Plan
Capstead maintains a nonqualified deferred compensation plan in which all of the executive officers participate. The nonqualified deferred compensation plan permits executive officers to defer a portion of their qualifying compensation (consisting of up to 60% of base salary and 100% of annual incentive compensation program payments). In addition, Capstead contributes a matching amount equal to 50% of the executive officer’s voluntary contribution up to a maximum of 6% of eligible compensation that exceeds the Capstead 401(k) maximum amount and may, but is not required to, make a supplemental matching of 3% of eligible compensation, but only up to the same 6%. Vesting in the amounts contributed by Capstead is determined on the same service-based vesting schedule used in Capstead’s 401(k) plan. Deferred amounts may be invested notionally in various investment options. Mr. Phillips is the only executive officer who has unvested contributions in the Capstead nonqualified deferred compensation plan in the estimated amount of $14,014.80 as of the assumed closing date.
Under the terms of the nonqualified deferred compensation plan, the unvested contributions in the Capstead nonqualified deferred compensation plan will become fully vested in connection with the termination of the Capstead 401(k) plan, which may be terminated at the option of Capstead or BSPRT pursuant to the Merger Agreement.
Directors’ and Officers’ Indemnification and Insurance
The Merger Agreement generally provides that, from and after the effective time of the Merger until the sixth anniversary of the Closing, BSPRT will, and will cause the surviving entity to, indemnify all present and former directors and officers of Capstead or any of its subsidiaries, and those who are or were serving at the request of Capstead or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise for losses, claims, damages, costs, fines, penalties, expenses, liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened proceeding to which such person is a party or is otherwise involved, based, in whole or in part, on the fact that such person is or was a director or officer of Capstead or any of its subsidiaries, or is or was serving at the request of Capstead or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise (including, without limitation, the transactions contemplated by the Merger Agreement), in each case, to the extent any such person was entitled to be so indemnified by Capstead or its applicable subsidiaries on the date of the Merger Agreement.
In addition, the Merger Agreement also requires that, prior to the Closing, the surviving entity will put in place, and BSPRT will prepay, “tail” insurance policies with a claims period of at least six years from the effective time of the Merger from an insurance carrier with the same or better credit rating as Capstead’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Capstead’s existing policies, for matters, acts or omissions existing or occurring at or prior to the Closing (as long as the annual premium does not exceed 300% of the annual premium under Capstead’s existing policies).
Director Appointments
Upon Closing, three independent directors currently sitting on the Capstead Board (Messrs. Augustine and Keiser and Ms. Goolsby) will be appointed to the BSPRT Board and will be entitled to compensation pursuant to BSPRT’s independent director compensation program.
Quantification of Potential Payments and Benefits to Capstead’s Named Executive Officers in Connection with the Merger
In accordance with Item 402(t) of Regulation S-K, the table below sets forth for each of Capstead’s executive officers estimates of the amounts of compensation that are based on or otherwise relate to the Merger and that will or may be paid or become payable to the executive officer either immediately at the Closing (i.e., on a “single-trigger” basis) or in the event of a qualifying termination of employment following the Merger (i.e., on a “double-trigger” basis). Capstead common stockholders are being asked to approve, on a non-binding, advisory basis, such compensation for these named executive officers. Because the vote to approve such compensation is advisory only, it will not be binding on either Capstead, the Capstead Board or BSPRT. Accordingly, if the Capstead Merger Proposal is approved by Capstead common stockholders and the Merger is completed, the compensation will be payable regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described in the footnotes to the tables below and above under this section entitled “— Interests of Capstead Directors and Executive Officers in the Merger” beginning on page 86 of this proxy statement/prospectus.
The potential payments in the tables below are quantified in accordance with Item 402(t) of Regulation S-K. The estimated values are based on (i) the effective time of the Merger occurring on the assumed closing date; (ii) the value per share of Capstead Common Stock upon the completion of the Merger is $6.40 (the average closing market price of a share of Capstead Common Stock over the first five business days following the first public announcement of the Merger, which occurred prior to the opening of the market on July 26, 2021); (iii) the executive officers’ salary and annual incentive compensation plan targets as in effect as of the date of this proxy statement/prospectus; (iv) the number of unvested Capstead equity awards held by the named executive officers as the date of this proxy statement/prospectus; (v) the value of the Capstead Restricted Stock and Capstead Performance Units including accrued dividends of $0.10 per share of Capstead Common Stock for the quarter ending September 30, 2021; and (vi) an assumption that each executive officer experiences a qualifying termination immediately following the completion of the Merger.
The amounts indicated below are estimates of amounts that would be payable to the executive officers, and such estimates are based on assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus, and do not reflect compensation actions that could occur after the date of this proxy statement/prospectus and before the Closing. Some of the assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by any executive officer may differ in material respects from the amounts set forth below.
Name	Cash ($)(1)	Equity ($)(2)	Pension/NQDC ($)(3)	Benefits ($)(4)	Total ($)
Phillip A. Reinsch	$3,693,541.67	$3,094,436.54	$—	$29,038.54	$6,817,016.75
Lance J. Phillips	$1,756,800.00	$1,550,663.52	$14,014.80	$43,557.80	$3,365,036.12
Robert R. Spears, Jr.	$3,555,000.00	$2,970,664.72	$—	$43,557.80	$6,569,222.52
Roy S. Kim	$2,541,666.67	$2,111,501.58	$—	$43,557.80	$4,696,726.05
(1)
Represents cash severance and bonuses under Capstead’s 2021 annual incentive compensation plan (assuming, solely for purposes of this table, performance at target levels) payable to each executive officer upon a qualifying termination within 24 months following a change in control and, therefore, a “double trigger.” It is expected that each of Capstead’s executive officers will be terminated upon consummation of the Merger and that such termination will be a “qualifying termination.” Pursuant to the applicable executive officer’s Capstead Change in Control Agreement, upon a qualifying termination, the executive officer would receive a lump sum payment of: (a) in the case of Mr. Reinsch, (x) two times the sum of his annual base salary of $625,000 and annual target cash bonus of $781,250 and (y) dividend equivalent payments of $230,000 for the eight quarters prior to the completion of the Merger; (b) in the case of Mr. Phillips, one and a half times the sum of his annual base salary of $375,000 and annual target cash bonus of $468,750 and (y) dividend equivalent payments of $100,550 for the six quarters prior to the completion of the Merger; (c) in the case of Mr. Spears, (x) two times the sum of his annual base salary of $600,000 and annual target cash bonus of $750,000 and (y) dividend equivalent payments of $230,000 for the eight quarters prior to the completion of the Merger; and (d) in the case of Mr. Kim, (x) two times the sum of his annual base salary of $430,000 and annual target cash bonus of $537,500 and (y) dividend equivalent payments of $158,750 for the eight quarters prior to the completion of the Merger. Pursuant to Capstead’s 2021 annual incentive compensation plan, the executive officer may receive a payment of (assuming, solely for purposes of this table, performance at target levels): (i) in the case of Mr. Reinsch, a prorated bonus payment for the year in which the Merger occurs of $651,041.67; (ii) in the case of Mr. Phillips, a prorated bonus payment for the year in which the Merger occurs of $390,625.00; (iii) in the case of Mr. Spears, a prorated bonus payment for the year in which the Merger occurs of $625,000.00; and (iv) in the case of Mr. Kim, a prorated bonus payment for the year in which the Merger occurs of $447,916.67 levels.

(2)
The estimated amounts shown in this column represent the aggregate value of the executive officers’ unvested Capstead Restricted Stock and Capstead Performance Units, including, as described in the section entitled “— Treatment of Equity Awards,” accrued and unpaid dividends with respect to shares of Capstead Common Stock subject to Capstead Restricted Stock and Capstead Performance Units, as applicable. As described in the sections entitled “The Merger — Interests of Capstead Directors and Executive Officers in the Merger — Treatment of Equity Awards”, the Merger Agreement provides that each Capstead Restricted Stock and Capstead Performance Units (with performance goals deemed met at target) will automatically vest and be converted into the right to receive the Total Per Common Share Consideration. The Capstead Restricted Stock and the Capstead Performance Units award agreements provide that such vesting (with performance goals deemed met at target) will occur upon a qualifying termination within 24 months following a change in control, which would be a “double trigger.” It is expected that each of Capstead’s executive officers will be terminated upon consummation of the Merger and that such termination will be a “qualifying termination.”

(3)
Amounts shown reflect the acceleration of unvested contributions under Capstead’s nonqualified deferred compensation plan (see section entitled “—Deferred Compensation Plan”). Under the terms of the nonqualified deferred compensation plan, the unvested contributions in the Capstead nonqualified deferred compensation plan will become fully vested in connection with the termination of the Capstead 401(k) plan, which may be terminated at the option of Capstead or BSPRT pursuant to the Merger Agreement.

(4)
The estimated amounts shown in this column represent the cost of continued group medical coverage for 18 months following termination. These are “double-trigger” benefits, as they will be paid to the executive officer only if the executive officer experiences a qualifying termination of employment on or within 24 months following the Closing. It is expected that each of Capstead’s executive officers will be terminated upon consummation of the Merger and that such termination will be a “qualifying termination.”

Interests of BSPRT’s Directors and Executive Officers in the Merger
Capstead stockholders should be aware that executive officers of BSPRT (including one that also serves as a director) have certain interests in the Merger that may be different from, or in addition to, the interests of BSPRT stockholders (and stockholders of the Combined Company) generally and that may present actual or potential conflicts of interests. The Capstead Board and the BSPRT Board were aware of these interests and considered them, among other matters, in reaching their decisions to approve the Merger Agreement and the transactions contemplated thereby.
The Combined Company will continue to be managed by the BSPRT Advisor under the terms of the BSPRT Advisory Agreement. Under the BSPRT Advisory Agreement, the BSPRT Advisor provides the day-to-day management of BSPRT’s business, including providing BSPRT with its executive officers and all other personnel necessary to support its operations. In exchange for its services, BSPRT pays the BSPRT Advisor a management fee and an annual subordinated performance fee (upon achievement of certain metrics) and reimburses it for certain expenses incurred by it and its affiliates in rendering management services to BSPRT. The Chief Executive Officer and President of BSPRT (who also serves as Chairman of the BSPRT Board) and all of BSPRT’s other executive officers are employees of the BSPRT Advisor.
Pursuant to the BSPRT Advisory Agreement, BSPRT pays the BSPRT Advisor a monthly asset management fee equal to one-twelfth of 1.5% of stockholders’ equity as calculated pursuant to the BSPRT Advisory Agreement. Following the Merger, BSPRT’s stockholders’ equity will include the additional equity attributable to the acquisition of Capstead, thus the amount of the management fees payable to the BSPRT Advisor will also increase, which gives the BSPRT Advisor (and therefore, BSPRT’s management), an incentive, not shared by BSPRT stockholders, to negotiate and effect the Merger, possibly on terms less favorable to BSPRT than would otherwise have been achieved.
The BSPRT Advisory Agreement was negotiated and approved by a committee of the BSPRT Board consisting solely of independent directors.
At the Closing, the BSPRT Advisor will contribute a cash payment (the Advisor Cash Consideration) to the holders of each share of Capstead Common Stock equal to the product of (rounding to the nearest cent) (A) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (B) 77.5%, without any interest thereon.
In addition, the BSPRT Advisor and its parent company, Franklin Templeton, have committed to support $35 million of the $100 million share buyback program that the Combined Company will implement after Closing.
Regulatory Approvals Required for the Merger
BSPRT and Capstead are not aware of any material federal or state regulatory requirements that must be complied with, or approvals that must be obtained, in connection with the Merger or the other transactions contemplated by the Merger Agreement.
Accounting Treatment
In accordance with Accounting Standards Codification Topic 805, “Business Combinations,” which is referred to as ASC 805, because the assets and liabilities of Capstead do not meet the definition of a business, the transaction is expected to be accounted for as an asset acquisition. The final allocation of the purchase price will be determined after the Merger is completed and after completion of a final analysis to determine the estimated relative fair values of assets and liabilities.
In accordance with ASC 805, BSPRT will measure the cost of the net assets acquired on the basis of the fair value of the consideration given, inclusive of transaction costs, which was determined to be more reliably measurable. As the cost of the acquisition, inclusive of transaction costs, is expected to exceed the fair value of the assets acquired, BSPRT will allocate the difference on a relative fair value basis to certain qualifying assets of Capstead. BSPRT’s management has made these determinations based on various preliminary estimates, which are pending finalization. Final asset acquisition accounting adjustments may differ materially from the pro forma adjustments presented herein.
This amount will be capitalized on the balance sheet at the time of acquisition. BSPRT currently expects that subsequent to the transaction, all or substantially all of this amount will be recognized in the income statement as an expense over time.
Appraisal Rights
Neither holders of BSPRT Common Stock nor holders of Capstead Common Stock or Capstead Series E Preferred Stock will be entitled to appraisal rights or rights of objecting stockholders in the Merger. Subject to the limited circumstances set forth in Section 3-202(d) of the MGCL, the MGCL does not provide for appraisal rights or other similar rights to stockholders of a corporation in connection with a merger of a corporation if the shares of such corporation are listed on a national securities exchange (including the NYSE) on the record date for determining stockholders entitled to vote on the transaction. The circumstances of the Merger do not satisfy the conditions set forth in Section 3-202(d) of the MGCL that would trigger such appraisal rights or similar rights for the holders of Capstead Common Stock or Capstead Series E Preferred Stock.
Exchange of Shares of Stock in the Merger
BSPRT has appointed EQ Shareowner Services to act as the exchange agent for the exchange of Capstead Common Stock for the merger consideration, as well as the exchange of shares of Capstead Series E Preferred Stock, for shares of BSPRT Series E Preferred Stock.
Prior to the effective time of the Merger, BSPRT or Merger Sub will deposit or cause to be deposited with the exchange agent the number of shares of BSPRT Common Stock and BSPRT Series E Preferred Stock issuable to the holders of Capstead Common Stock and Capstead Series E Preferred Stock, as applicable. BSPRT will deposit with the exchange agent cash in an aggregate amount sufficient to pay the Per Common Share BSPRT Consideration and, from time to time as needed, cash in an amount sufficient to pay any dividends or other distributions and any payments in lieu of fractional shares. BSPRT Advisor will deposit, or cause to be deposited, with the exchange agent cash in an aggregate amount sufficient to pay the Advisor Cash Consideration.
As soon as practicable after the effective time of the Merger, but in no event more than two business days after the date of Closing, BSPRT will cause the exchange agent to mail or otherwise deliver a letter of transmittal to each holder of record of shares of Capstead Common Stock or Capstead Series E Preferred Stock converted pursuant to the Merger Agreement. The letter of transmittal will advise the holder of the effectiveness of the Merger and the conversion of the holder’s Capstead Common Stock or Capstead Series E Preferred Stock into the right to receive the merger consideration and specify that delivery will be effected, and risk of loss and title to the shares of Capstead Common Stock or Capstead Series E Preferred Stock will pass, upon proper delivery of such certificate (or affidavit of loss in lieu of the certificate) to the exchange agent, or in the case of uncertificated shares, upon adherence to the procedures set forth in the letter of transmittal, and will provide instructions for use in effecting the surrender of share certificates, or in the case of uncertificated shares, the surrender of such shares, in exchange for payment of the merger consideration.
Upon the delivery of a certificate (or affidavit of loss in lieu of a certificate) to the exchange agent, the holder of such certificate will receive the applicable number of whole shares (which shares will be in uncertificated book-entry form) of BSPRT Common Stock or BSPRT Series E Preferred Stock, the Per Share Cash Consideration, the Advisor Cash Consideration and any cash in lieu of fractional shares and any dividends and other distributions in respect of the BSPRT Common Stock to be issued or paid (after giving effect to any required tax withholdings). Surrendered share certificates will be cancelled and no interest will be paid or accrue on the applicable merger consideration.
For holders of uncertificated shares of Capstead Common Stock or Capstead Series E Preferred Stock, upon surrender of such uncertificated shares, BSPRT will cause the exchange agent to issue to each holder of uncertificated shares the applicable number of whole shares of BSPRT Common Stock or BSPRT Series E Preferred Stock (which shares will be in uncertificated book-entry form), the Per Share Cash Consideration, the Advisor Cash Consideration and any cash in lieu of fractional shares and any dividends and other distributions in respect of the BSPRT Common Stock to be issued or paid (after giving effect to any required tax withholdings). No interest will be paid or accrued on the applicable merger consideration.
BSPRT stockholders need not take any action with respect to their book-entry shares.
Dividends
BSPRT pays regular quarterly dividend distributions to its stockholders. All dividend distributions are authorized by the BSPRT Board, in its sole discretion, and depend on such items as BSPRT REIT taxable earnings, financial condition, maintenance of its REIT status, and other factors that the BSPRT Board may deem relevant from time to time. Holders of BSPRT Common Stock share proportionally on a per share basis in all declared dividends on BSPRT Common Stock. BSPRT currently intends to pay quarterly dividends and distribute to its stockholders dividends that will allow BSPRT to satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income tax on its undistributed income. Capstead currently pays a regular quarterly dividend to the holders of Capstead Common Stock.
BSPRT plans to continue its current dividend policy until the Closing. Capstead may continue its current dividend policy until the Closing at the discretion of the Capstead Board, which will depend upon such factors as the Capstead Board may deem relevant from time to time. To the extent required by the Merger Agreement, prior to the date of Closing each of BSPRT and Capstead will declare an interim stub dividend to their respective holders for the partial quarter in which the Merger is consummated, which shall be limited to an amount not in excess of BSPRT’s and Capstead’s most recent quarterly dividend amount and prorated to reflect the number of days elapsed since each party’s most recent quarterly dividend record date. The payment date for any such respective interim dividends will be the close of business on the last business day prior to the date of Closing, subject to funds being legally available therefor, and the record date for which will be three business days before the payment date.
In addition, the Merger Agreement permits BSPRT to continue to pay regular quarterly dividends with respect to the BSPRT Common Stock consistent with past practice, regular quarterly dividends payable with respect to any BSPRT Preferred Stock consistent with past practice and the terms of such preferred stock, dividends or distributions required by the organizational documents of BSPRT or any of its subsidiaries and dividends or distributions reasonably necessary to maintain its REIT qualification under the Code and avoid or reduce the imposition of any corporate level tax or excise tax under the Code. The Merger Agreement permits Capstead to continue to pay regular quarterly dividends not to exceed Capstead’s Core Earnings for such quarter, regular quarterly dividends payable with respect to any Capstead Series E Preferred Stock consistent with past practice and the terms of such preferred stock, dividends or distributions required by the organizational documents of Capstead or any of its subsidiaries and any distribution that is reasonably necessary to maintain its REIT qualification under the Code and avoid or reduce the imposition of any corporate level tax or excise tax under the Code.
Following the Closing, BSPRT expects the Combined Company will continue BSPRT’s current dividend policy for stockholders, subject to the discretion and authorization of the BSPRT Board, which reserves the right to change the dividend policy of the Combined Company at any time and for any reason. See “Risk Factors — Risks Related to the Combined Company Following the Merger” on page 30.
Listing of Shares of Stock
It is a condition to the completion of the Merger that the shares of BSPRT Common Stock and BSPRT Series E Preferred Stock issuable in connection with the Merger be approved for listing on the NYSE, subject to official notice of issuance.
Deregistration of Capstead Capital Stock
After the Merger is completed, the Capstead Common Stock and Capstead Series E Preferred Stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act.
Litigation Related to the Merger
On August 31, 2021, Shiva Stein, a purported stockholder of Capstead, filed an individual lawsuit in the United States District Court for the Southern District of New York captioned Shiva Stein v. Capstead Mortgage Corporation, et al., No. 1:21-cv-7306 (the “Stein Action”). The Stein Action was filed against Capstead, the members of the Capstead Board, BSPRT and Merger Sub. The complaint in the Stein Action alleges that the Form S-4 Registration Statement filed on August 20, 2021, in connection with the Merger (the “Initial S-4 Filing”) omitted certain material information in violation of Section 14(a) of the Exchange Act, Rule 14a-9 promulgated thereunder and Regulation G, and further that the members of the Capstead Board are liable for those omissions under Section 20(a) of the Exchange Act. The relief sought in the Stein Action includes preliminary and permanent injunction to prevent the completion of the Merger, rescission of the Merger or rescissory damages if the Merger is completed, costs and attorneys’ fees.
On September 1, 2021, Matthew Hopkins, a purported stockholder of Capstead, filed an individual lawsuit in the United States District Court for the Southern District of New York captioned Matthew Hopkins v. Capstead Mortgage Corporation, et al., No. 1:21-cv-07369 (the “Hopkins Action”). The Hopkins Action was filed against Capstead, the members of the Capstead Board, BSPRT, Merger Sub and BSPRT Advisor. The complaint in the Hopkins Action alleges that the Initial S-4 Filing omitted certain material information in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and further that BSPRT and the members of the Capstead Board are liable for those omissions under Section 20(a) of the Exchange Act. The relief sought in the Hopkins Action includes preliminary and permanent injunction to prevent the completion of the Merger, rescission of the Merger or rescissory damages if the Merger is completed, the filing of an amendment to the Initial S-4 Filing that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, a declaration that the defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder, and an award of costs, including attorneys’ and experts’ fees.
BSPRT, Merger Sub, Capstead and the Capstead Board believe that the claims are without merit and intend to defend vigorously against them.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The summary of the material terms of the Merger Agreement below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. You are urged to read the Merger Agreement carefully and in its entirety because it, and not the description below or elsewhere in this proxy statement/prospectus, is the legal document that governs the Merger.
The Merger Agreement has been included in this proxy statement/prospectus to provide you with information regarding the terms of the Merger. It is not intended to provide you with any other factual or financial information about BSPRT or Capstead or any of their respective affiliates or businesses. Information about BSPRT and Capstead can be found elsewhere in this proxy statement/prospectus and in the other filings each of BSPRT and Capstead has made with the SEC, which are available without charge at http://www.sec.gov. See “Where You Can Find More Information and Incorporation by Reference” beginning on page 194.
The Merger
The Merger Agreement provides for the Merger of Capstead with and into Merger Sub, a wholly owned subsidiary of BSPRT. At the effective time of the Merger, the separate corporate existence of Capstead will cease and Merger Sub will continue as the surviving company as a direct, wholly owned subsidiary of BSPRT.
Closing; Effective Time of the Merger
The Closing will take place at 8:00 a.m., Dallas, Texas time, on a date that is two business days after satisfaction or waiver of the Closing conditions in the Merger Agreement, which are described under “Conditions to Complete the Merger” beginning on page 109 (other than those conditions that by their terms are required to be satisfied on the date of Closing, but subject to the satisfaction or waiver of such conditions) by means of a virtual closing through the electronic exchange of signatures, or such other place as BSPRT and Capstead may agree to in writing.
The Merger will become effective upon such time as specified in the articles of merger filed with the SDAT (not to exceed 30 days after the articles of merger are accepted for record by the SDAT) and time which the parties will have agreed upon and designated in such articles of merger as the effective time of the Merger.
Organizational Documents
At the effective time of the Merger, the organizational documents of Merger Sub in effect immediately prior to the effective time of the Merger will be the organizational documents of the surviving company.
Consideration for the Merger
Pursuant to the terms of the Merger Agreement, at the Merger effective time:
•
each share of Capstead Common Stock issued and outstanding immediately prior to the effective time (excluding any shares held by BSPRT, Merger Sub or any subsidiary of BSPRT, Merger Sub or Capstead) will automatically be converted into the right to receive:

•
from BSPRT (A) a number of shares of BSPRT’s common stock, $0.01 par value per share (which will be renamed Class A common stock in the Recapitalization, as defined below) (“BSPRT Common Stock”) equal to the quotient (rounded to the nearest one ten-thousandth) (the “Exchange Ratio”) determined by dividing (i) Capstead’s adjusted book value per share by (ii) BSPRT’s adjusted book value per share (the “Per Share Stock Consideration”), and (B) a cash amount equal to the product of (rounding to the nearest cent) (x) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (y) 22.5%, without any interest thereon (the “Per Share Cash Consideration” and together with the Per Share Stock Consideration, the “Per Common Share BSPRT Consideration”);

•
from BSPRT Advisor, a cash amount equal to the product of (rounding to the nearest cent) (A) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (B) 77.5%, without any interest thereon (the “Advisor Cash Consideration” and together with the Per Common Share BSPRT Consideration, the “Total Per Common Share Consideration”);

•	each outstanding share of Capstead Series E Preferred Stock will be converted into the right to receive one newly-issued share of BSPRT Series E Preferred Stock;
•
each outstanding share of Capstead Restricted Stock will automatically become fully vested and non-forfeitable, and all shares of Capstead Common Stock represented thereby will be considered outstanding and subject to the right to receive the Total Per Common Share Consideration (less any applicable income and employment taxes);

•
any award of Capstead Performance Units will automatically become earned and vested with respect to that number of shares of Capstead Common Stock subject to such Capstead Performance Unit determined in accordance with the terms of the Capstead Performance Unit, provided that any performance goals with respect to the Capstead Performance Units will be deemed to have been met at the targeted amount for the relevant period, and all shares of Capstead Common Stock represented thereby will be considered outstanding and subject to the right to receive the Total Per Common Share Consideration (less any applicable income and employment taxes);

•
each outstanding dividend equivalent right granted by Capstead shall, as of the effective time of the Merger, automatically be cancelled; provided, that any accrued amounts that have not yet been paid with respect to such dividend equivalent rights will be paid to the holders thereof at the effective time of the Merger (or as soon as practicable thereafter but in no event later than the first payroll date following the effective time of the Merger), less applicable income and employment tax withholdings; and

•	cash will be paid in lieu of any fractional shares of BSPRT Common Stock that would otherwise have been received as a result of the Merger.
Tax Withholding
Payment of the merger consideration under the Merger Agreement is subject to applicable withholding requirements.
No Rights of Objection or Appraisal
Neither holders of BSPRT Common Stock nor holders of Capstead Common Stock or Capstead Series E Preferred Stock will be entitled to appraisal rights in the Merger. Subject to the limited circumstances set forth in Section 3-202(d) of the MGCL, the MGCL does not provide for appraisal rights or other similar rights to stockholders of a corporation in connection with a merger of a corporation if the shares of such corporation are listed on a national securities exchange (including the NYSE) on the record date for determining stockholders entitled to vote on the transaction. The circumstances of the Merger do not satisfy the conditions set forth in Section 3-202(d) of the MGCL that would trigger such appraisal rights or similar rights for the holders of Capstead Common Stock or Capstead Series E Preferred Stock.
Exchange Procedures
BSPRT has appointed EQ Shareowner Services to act as the exchange agent for the exchange of Capstead Common Stock for the merger consideration, as well as the exchange of shares of Capstead Series E Preferred Stock, for shares of BSPRT Series E Preferred Stock.
Prior to the effective time of the Merger, BSPRT or Merger Sub will deposit or cause to be deposited with the exchange agent the number of shares of BSPRT Common Stock and BSPRT Series E Preferred Stock issuable to the holders of Capstead Common Stock and Capstead Series E Preferred Stock, as applicable. BSPRT will deposit with the exchange agent cash in an aggregate amount sufficient to pay the Per Common Share BSPRT Consideration and, from time to time as needed, cash in an amount sufficient to pay any dividends or other distributions and any payments in lieu of fractional shares. BSPRT Advisor will deposit, or cause to be deposited, with the exchange agent cash in an aggregate amount sufficient to pay the Advisor Cash Consideration.
As soon as practicable after the effective time of the Merger, but in no event more than two business days after the date of Closing, BSPRT will cause the exchange agent to mail or otherwise deliver a letter of transmittal to each holder of record of shares of Capstead Common Stock or Capstead Series E Preferred Stock converted pursuant to the Merger Agreement. The letter of transmittal will advise the holder of the effectiveness of the Merger and the conversion of the holder’s Capstead Common Stock or Capstead Series E Preferred Stock into the right to receive the merger consideration and specify that delivery will be effected, and risk of loss and title to the shares of Capstead Common Stock or Capstead Series E Preferred Stock will pass, upon proper delivery of such certificate (or affidavit of loss in lieu of the certificate) to the exchange agent, or in the case of uncertificated shares, upon adherence to the procedures set forth in the letter of transmittal, and will provide instructions for use in effecting the surrender of share certificates, or in the case of uncertificated shares, the surrender of such shares, in exchange for payment of the merger consideration.
Upon the delivery of a certificate (or affidavit of loss in lieu of a certificate) to the exchange agent, the holder of such certificate will receive the applicable number of whole shares (which shares will be in uncertificated book-entry form) of BSPRT Common Stock or BSPRT Series E Preferred Stock, the Per Share Cash Consideration, the Advisor Cash Consideration and any cash in lieu of fractional shares and any dividends and other distributions in respect of the BSPRT Common Stock to be issued or paid (after giving effect to any required tax withholdings). Surrendered share certificates will be cancelled and no interest will be paid or accrue on the applicable merger consideration.
For holders of uncertificated shares of Capstead Common Stock or Capstead Series E Preferred Stock, upon surrender of such uncertificated shares, BSPRT will cause the exchange agent to issue to each holder of uncertificated shares the applicable number of whole shares of BSPRT Common Stock or BSPRT Series E Preferred Stock (which shares will be in uncertificated book-entry form), the Per Share Cash Consideration, the Advisor Cash Consideration and any cash in lieu of fractional shares and any dividends and other distributions in respect of the BSPRT Common Stock to be issued or paid (after giving effect to any required tax withholdings). No interest will be paid or accrued on the applicable merger consideration.
Representations and Warranties
The Merger Agreement contains representations and warranties of each of the parties to the Merger Agreement to the other parties. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important confidential disclosures and qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Accordingly, neither BSPRT stockholders nor Capstead stockholders should rely on representations and warranties as characterizations of the actual state of facts or circumstances, and they should bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement, were negotiated for purposes of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts, and may be subject to contractual standards of materiality that are different from those generally applicable to equityholders. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in public disclosures by BSPRT and Capstead. This description of the representations and warranties is included to provide BSPRT stockholders and Capstead stockholders with information regarding the terms of the Merger Agreement.
In the Merger Agreement, Capstead made representations and warranties relating to, among other things:
•
due organization, valid existence, and where relevant, good standing, and power and authority of Capstead to own, lease and, to the extent applicable, operate its properties, own its assets and to carry on its business as conducted as of the signing date;

•
due organization, valid existence, and where relevant, good standing, and power and authority of Capstead subsidiaries to own, lease and, to the extent applicable, operate their properties, own their assets and carry on their businesses as conducted as of the signing date;

•	capital structure and capitalization of Capstead and Capstead subsidiaries;
•	matters relating to the payment of dividends authorized or declared by Capstead and Capstead subsidiaries;
•
corporate power and authority to enter into the Merger Agreement and to perform Capstead’s obligations thereunder, and subject to Capstead stockholder approval and the acceptance for record by the SDAT of the articles of merger, complete the Merger and the other transactions contemplated by the Merger Agreement;

•	enforceability of the Merger Agreement against Capstead;
•	approval by the Capstead Board of the Merger Agreement;

•
absence of conflicts with, or violations or contraventions of Capstead’s organizational documents and any applicable laws, or violations, defaults or acceleration of any material obligation or loss of material benefit under certain contracts applicable to Capstead or any of its subsidiaries;

•	consents, approvals, or filings with governmental authorities required in connection with executing and delivering the Merger Agreement or the consummation of the Merger;
•	Capstead’s SEC filings since December 31, 2018, financial statements, internal controls, SEC correspondence and accounting or auditing practices and the statements and documents contained therein;
•
absence of any material adverse effect, as defined below under the “Material Adverse Effect” section, on Capstead and certain other changes, developments and events since December 31, 2020 through the date of the Merger Agreement;

•
Capstead and Capstead subsidiaries conducting their business in all material respects in the ordinary course of business consistent with past practice since December 31, 2020 through the date of the Merger Agreement;

•	material liabilities affecting Capstead and Capstead subsidiaries;
•
the accuracy of the information contained in this proxy statement/prospectus and supplied by Capstead for inclusion or incorporation by reference in this proxy statement/prospectus or the registration statement on Form S-4 pursuant to which the shares of BSPRT Common Stock and BSPRT Series E Preferred Stock issued under the Merger Agreement are registered;

•	Capstead’s and each Capstead subsidiary’s compliance with applicable laws since December 31, 2018 and obtaining all necessary permits;
•	Capstead’s employee benefit plans and other labor and employment matters affecting Capstead subsidiaries;
•	tax matters affecting Capstead and Capstead subsidiaries;
•	absence of certain proceedings, judgments or orders of any governmental entity or arbitrator against Capstead or any Capstead subsidiary;
•	intellectual property matters affecting Capstead and Capstead subsidiaries;
•	real property owned or leased by Capstead and Capstead subsidiaries;
•
the material contracts of Capstead and Capstead subsidiaries, the enforceability of such material contracts on Capstead and Capstead subsidiaries (as applicable) and the absence of notice of any violations or defaults under, any such material contract;

•	insurance policy matters affecting Capstead and Capstead subsidiaries;
•	receipt by the Capstead Board of an opinion from its financial advisor;
•	absence of any undisclosed broker’s, finder’s or other similar fees;
•	the Capstead Board’s actions to render any applicable takeover statutes inapplicable to the Merger;
•	certain matters relating to the 1940 Act;
•	data and privacy matters affecting Capstead and Capstead subsidiaries since December 31, 2018;
•	absence of any undisclosed related party transactions since January 1, 2019, involving Capstead and Capstead subsidiaries; and
•	absence and disclaimer of any other representations or warranties made by Capstead.
In the Merger Agreement, BSPRT and Merger Sub made representations and warranties relating to, among other things:
•
due organization, valid existence, and where relevant, good standing and power and authority of BSPRT and Merger Sub to own, lease and, to the extent applicable, operate its properties and to carry on its business as conducted as of the signing date;

•
due organization, valid existence and where relevant, good standing and power and authority BSPRT’s subsidiaries to own, lease and, to the extent applicable, operate their properties, own its assets and carry on their businesses as conducted as of the signing date;

•	capital structure and capitalization of BSPRT, Merger Sub and BSPRT’s other subsidiaries;
•	matters relating to the payment of dividends authorized or declared by BSPRT and BSPRT’s subsidiaries;
•
corporate power and authority to enter into the Merger Agreement and to perform BSPRT’s obligations thereunder, and subject to the acceptance for record of the articles of merger, consummate the Merger and the other transactions contemplated by the Merger Agreement;

•	enforceability of the Merger Agreement against BSPRT and Merger Sub;
•	approval by the BSPRT Board of the Merger Agreement;
•
absence of conflicts with, or violations or contraventions of, BSPRT’s and Merger Sub’s organizational documents an any applicable laws, or violations, defaults or acceleration of any material obligation or loss of material benefit under certain contracts applicable to BSPRT or any its subsidiaries;

•	consents, approvals, or filings with governmental authorities required in connection with executing and delivering the Merger Agreement or the consummation of the Merger;
•	BSPRT’s SEC filings since December 31, 2018, financial statements, internal controls, SEC correspondence and accounting or auditing practices and the statements and documents contained therein;
•
absence of any material adverse effect, as defined below under the “Material Adverse Effect” section, on BSPRT and certain other changes, developments and events since December 31, 2020 through the date of the Merger Agreement;

•
BSPRT and BSPRT’s subsidiaries conducting their business in all material respects in the ordinary course of business consistent with past practice since December 31, 2020 through the date of the Merger Agreement;

•	material liabilities affecting BSPRT and BSPRT’s subsidiaries;
•
the accuracy of the information contained in this proxy statement/prospectus and supplied by BSPRT for inclusion or incorporation by reference in this proxy statement/prospectus or the registration statement on Form S-4 pursuant to which the shares of BSPRT Common Stock and BSPRT Series E Preferred Stock issued under the Merger Agreement are registered;

•	BSPRT’s, Merger Sub’s and each other BSPRT subsidiary’s compliance with applicable laws since December 31, 2018 and necessary permits;
•	BSPRT’s employee benefit plans and other employment matters affecting BSPRT and BSPRT’s subsidiaries;
•	tax matters affecting BSPRT and each BSPRT subsidiary;
•	absence of certain proceedings, judgments or orders of any governmental entity or arbitrator against BSPRT or any BSPRT subsidiary by or before any governmental authority;
•	intellectual property matters affecting BSPRT and BSPRT’s subsidiaries;
•	real property owned or leased by BSPRT or any BSPRT subsidiary;
•
the material contracts of BSPRT and BSPRT’s subsidiaries, the enforceability of such material contracts against BSPRT and any BSPRT subsidiary party to such contract and the absence of notice of any violations or defaults under, any such material contract;

•	insurance policy matters affecting BSPRT and BSPRT’s subsidiaries;
•	absence of any undisclosed broker’s, finder’s or other similar fees;
•	the BSPRT Board’s actions to render any takeover statutes inapplicable to the Merger;
•	certain matters relating to the 1940 Act;

•	the ownership of Capstead equity, or any right to acquire such ownership of equity by BSPRT and BSPRT’s affiliates and associates;
•	ownership and prior activities of Merger Sub;
•	data and privacy matters affecting BSPRT and BSPRT subsidiaries since December 31, 2018;
•	absence of any undisclosed related party transactions since January 1, 2019, involving BSPRT and BSPRT subsidiaries; and
•	absence and disclaimer of any other representations or warranties made by BSPRT or Merger Sub.
In the Merger Agreement, BSPRT Advisor made representations and warranties relating to, among other things:
•
due organization, valid existence, and where relevant, good standing, and power and authority of BSPRT Advisor to own, lease and, to the extent applicable, operate its properties, own its assets and to carry on its business as conducted as of the signing date;

•	corporate power and authority to enter into the Merger Agreement and to perform BSPRT Advisor’s obligations thereunder;
•	consents, approvals, or filings with governmental authorities required in connection with executing and delivering the Merger Agreement and performing its obligations thereunder;
•	BSPRT Advisor’s compliance with applicable laws since December 31, 2018 and necessary permits; and
•	absence of certain proceedings, judgments or orders of any governmental entity or arbitrator against BSPRT Advisor.
The representations and warranties of all the parties to the Merger Agreement will expire upon the effective time of the Merger.
Material Adverse Effect
Many of the representations of the parties to the Merger Agreement are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true and correct, individually or in the aggregate, would reasonably be expected to have a material adverse effect). For the purposes of the Merger Agreement, “material adverse effect” means any fact, circumstance, occurrence, state of fact, effect, change, event or development that (a) individually or in the aggregate, has had or would be reasonably expected to have a material adverse effect on the financial condition, business, assets, properties or results of operations of BSPRT or Capstead, as applicable, and their respective subsidiaries, taken as a whole, or (b) will prevent the ability of the applicable party and its subsidiaries to consummate the Merger before January 25, 2022, except that for the purposes of clause (a) no fact, circumstance, occurrence, state of fact, effect, change, event or development (by itself or aggregated with all other effects) resulting from, arising out of, attributable to or related to any of the following shall be deemed to be or constitute a material adverse effect or will be taken into account when determining whether a material adverse effect exists or has occurred or is reasonably likely to exist or occur:
•	changes in general economic conditions (or changes in such conditions) or conditions in the global economy generally;
•
changes in conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (i) changes in interest rates and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

•
changes in conditions that affect the industry or industries in which BSPRT or Capstead (as applicable) operates generally (including changes in general market prices and regulatory changes affecting the industry);

•	changes in political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);
•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, other natural disasters or other weather conditions;

•
any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague or other outbreak of illness or public health event or any law or guideline issued by a governmental entity or industry group providing for business closures or other restrictions that relate to or arise out of any pandemic, epidemic, plague or other outbreak of illness or public health event;

•	changes in law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof);
•
the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated thereby provided, that this exception does not apply to material adverse effects on Capstead related to any necessary consents in connection with the transaction;

•	compliance with the terms of, or the taking of any action expressly permitted or required by, the Merger Agreement;
•
any decline in BSPRT’s or Capstead’s stock price or the trading volume of BSPRT Common Stock or Capstead Common Stock, or any failure by BSPRT on Capstead to meet any analysts’ estimates or expectations of BSPRT’s or Capstead’s revenue, earnings or other financial performance or results of operations for any period, or any failure by BSPRT or Capstead or any of their respective subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such declines or failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect); and

•
any proceedings made or brought by any of the current or former stockholders of BSPRT or Capstead (on their own behalf or on behalf of BSPRT or Capstead) against Capstead, BSPRT or any of their directors or officers, arising from allegations of a breach or violation of applicable law relating to the Merger Agreement or the Merger or in connection with any other transactions contemplated by the Merger Agreement.

The effects resulting from, arising out of, attributable to or related to the matters described in the first through seventh bullet points above will be taken into account when determining whether a material adverse effect has occurred or may, would or could occur solely to the extent they disproportionately adversely affect the applicable party and its subsidiaries, taken as a whole, as compared to other participants that conduct business in the regions in the world and in the industries in which the applicable party and its subsidiaries conduct business.
Conduct of Business by Capstead Pending the Merger
Under the Merger Agreement, Capstead has agreed that, except (a) as disclosed in Capstead’s disclosure letter, (b) as expressly permitted or required by the Merger Agreement, (c) as may be required by applicable law or (d) as otherwise consented to by BSPRT in writing, between the date of the Merger Agreement and the earlier to occur of the effective time of the Merger and the date, if any, on which the Merger Agreement is terminated (the “Interim Period”), it (i) will maintain its status as a REIT (until immediately prior to the Merger), (ii) will and will cause each Capstead subsidiary to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course consistent with past practice and preserve in all material respects its present organization and existing business relationships and (iii) will and will cause each Capstead subsidiary to use commercially reasonable efforts to conduct its business in compliance in all material respects with applicable laws.
Capstead has also agreed that, except (a) as disclosed in Capstead’s disclosure letter, (b) as permitted or required by the Merger Agreement, (c) as may be required by applicable law or (d) as otherwise consented to by BSPRT in writing (which consent, in certain instances, will not be unreasonably withheld, delayed or conditioned), during the Interim Period, Capstead will not, and will not cause or permit any Capstead subsidiary to, among other things:
•
authorize, declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, property or otherwise) with respect to outstanding shares of capital stock of, or other equity interests in, Capstead or any Capstead subsidiary, except for:

○	regular quarterly dividends payable with respect to shares of Capstead Common Stock at a rate not to exceed Capstead’s Core Earnings for such quarter;
○	regular quarterly dividends paid in respect of the Capstead Series E Preferred Stock consistent with past practice and the terms of the preferred stock;

○	dividends or other distributions to Capstead by any directly or indirectly wholly owned subsidiary of Capstead;
○
any dividends or other distributions necessary for Capstead to maintain its status as a REIT under the Code and avoid or reduce the imposition of corporate level tax or excise tax under the Code or required under the organizational documents of Capstead or its subsidiaries; or

○	any dividend to the extent authorized, declared and paid in accordance with the Merger Agreement;
•	split, combine, subdivide or reclassify any capital stock of or other equity interests in, Capstead or any Capstead subsidiary (other than for transactions by a wholly owned subsidiary of Capstead);
•
purchase, redeem, exchange or otherwise acquire, or offer to purchase, redeem, exchange or otherwise acquire, any capital stock of, or other equity interests in, Capstead or any of its subsidiaries, except as required by the organizational documents Capstead or any of its subsidiaries or any Capstead benefit plan, in each case, existing as of the date of the Merger Agreement;

•
offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Capstead or any of its subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests other than (i) the issuance or delivery of Capstead Restricted Stock upon the vesting or lapse of any restrictions on awards granted under the Capstead Equity Plan and outstanding on the date of the Merger Agreement, (ii) issuances of awards granted under Capstead’s equity compensation plans in amounts and at times consistent with past practice, not to exceed an amount set forth in the Merger Agreement, and (iii) shares of capital stock issued as a dividend made in accordance with the Merger Agreement;

•
amend or propose to amend the organizational documents of Capstead (or such equivalent organizational or governing documents of any other Capstead subsidiary) or waive any stock ownership limit or create any exceptions to any stock ownership limit under the organizational documents of Capstead;

•
merge, consolidate, combine or amalgamate with any person other than another wholly owned subsidiary of Capstead, or acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any assets or any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (i) transactions between Capstead and a wholly owned subsidiary of Capstead or (ii) acquisitions in the ordinary course of business consistent with past practice of agency residential mortgage-backed securities, U.S. treasuries or other assets or securities permitted under Capstead’s investment guidelines, including derivative securities and other instruments used for the purpose of hedging interest rate risk;

•
sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than sales, leases or dispositions of assets (i) that involve consideration that constitutes fair market value therefor and does not exceed $1,000,000 individually or $3,000,000 in the aggregate if other than in the ordinary course of business consistent with past practice or (ii) made in the ordinary course of business consistent with past practice;

•	adopt a plan of complete or partial liquidation or dissolution of Capstead or any of its subsidiaries;
•
change in any material respect Capstead’s accounting principles, practices or methods in a manner that materially affect the consolidated assets, liabilities or results of operations of Capstead or any Capstead subsidiary, except as required by GAAP or applicable law;

•
subject to certain exceptions as specified in the Merger Agreement, make or change any material tax election, adopt or change any material tax accounting period or material method of tax accounting, file any amended tax return if the filing of such amended tax return would result in a material increase in the taxes payable by Capstead or any of its subsidiaries, settle or compromise any material liability for taxes or any tax audit or other proceeding relating to a material amount of taxes, enter into any closing or similar agreement with any tax authority, surrender any right to claim a material refund of taxes, or agree to any extension or waiver of the statute of limitations with respect to a material amount of taxes;

•
grant any increases in the compensation payable or to become payable to any of Capstead’s directors, executive officers or key employees or otherwise grant any new awards under any Capstead employee benefit plan;

•
become party to, enter into, adopt or otherwise establish any employment, bonus, severance or retirement contract or employee benefit plan, or amend or modify any employment, bonus, severance or retirement contract or employee benefit plan, subject to certain exceptions as specified in the Merger Agreement;

•
make any loans, advances or capital contributions to, or investments in, any other person, except for loans among Capstead and its wholly owned subsidiaries or among Capstead’s wholly owned subsidiaries or advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

•
enter into certain contracts, or modify, amend, terminate or assign, or waive or assign any rights under, certain contracts, in each case, subject to certain exceptions as specified in the Merger Agreement;

•
settle or offer or propose to settle, any proceeding (excluding any audit, claim or other proceeding in respect of taxes) involving (i) an award of injunctive or other equitable relief against Capstead or any of its subsidiaries, (ii) any admission of wrongdoing by Capstead or any of its subsidiaries or (iii) a payment or other transfer of value by Capstead or any of its subsidiaries exceeding $250,000 individually, or $1,000,000 in the aggregate, other than the settlement of any proceeding reflected or reserved against on the balance sheet of Capstead (or in the notes thereto) that would not reasonably be expected to restrict the operations of Capstead and its subsidiaries;

•
take any action, or fail to take any action, which action or failure could reasonably be expected to cause Capstead to fail to qualify as a REIT or any of its subsidiaries to cease to be treated as any of (i) a partnership or disregarded entity for U.S. federal income tax purposes or (ii) a “Qualified REIT Subsidiary” or a “Taxable REIT Subsidiary” as such terms are defined in the applicable provisions of the Code, as the case may be;

•
other than in the ordinary course of business consistent with past practice, incur, create, assume, refinance, replace or prepay in any material respects the terms of any indebtedness or any derivative financial instruments or arrangements, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), subject to certain exceptions as specified in the Merger Agreement;

•
take any action, or fail to take any action, which action or failure would reasonably be expected to cause Capstead or any of the subsidiaries of Capstead to be required to be registered as an investment company under the 1940 Act;

•	enter into any transactions or contracts with any affiliates of Capstead or any other person that would be required to be disclosed by Capstead under Item 404 of Regulation S-K of the SEC;
•	enter into any new line of business;
•	amend in any material respect the investment policy of Capstead or any of its subsidiaries, or fail to comply with such investment policy in any material respect;
•	take any affirmative action that would result in an increase in Capstead’s portfolio leverage beyond current levels as of June 30, 2021 (other than nominal increases); or
•	authorize, agree or enter into any arrangement or understanding to take any action with respect to any of the foregoing.
Conduct of Business by BSPRT Pending the Merger
Under the Merger Agreement, BSPRT agreed that, except (a) as disclosed in BSPRT’s disclosure letter, (b) as expressly permitted or required by the Merger Agreement, (c) as may be required by applicable law or (d) as otherwise consented to by Capstead in writing (which consent will not be unreasonably withheld, delayed or conditioned), during the Interim Period it (i) will maintain its status as a corporation taxed as a REIT, (ii) will and will cause each BSPRT subsidiary to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course consistent with past practice and preserve in all material respects its present organization and existing business relationships and (iii) will and will cause each BSPRT subsidiary to use commercially reasonable efforts to conduct its business in compliance in all material respects with applicable laws.
BSPRT also agreed that, except (a) as disclosed in BSPRT’s disclosure letter, (b) as permitted or required by the Merger Agreement, (c) as may be required by applicable law or (d) as otherwise consented to by Capstead in writing (which consent, in certain instances, will not be unreasonably withheld, delayed or conditioned), during the Interim Period, BSPRT will not, and will not cause or permit any BSPRT subsidiary to, among other things:
•
authorize, declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, property or otherwise) with respect to any outstanding shares of capital stock of, or other equity interests in, BSPRT or any of its subsidiaries, except for:

○	regular quarterly dividends payable in respect of BSPRT Common Stock;
○	regular quarterly dividends payable in respect of BSPRT preferred stock consistent with past practice and the terms of such preferred stock;
○	dividends or other distributions to BSPRT by any directly or indirectly wholly owned subsidiary of BSPRT;
○
any dividends or other distributions necessary for BSPRT or any of its subsidiaries that qualifies as a REIT to maintain its status as a REIT under the Code and avoid or reduce the imposition of corporate level tax or excise tax under the Code or required under the organizational documents of BSPRT or its subsidiaries; or

○	any dividend to the extent authorized, declared and paid in accordance with the Merger Agreement;
•	split, subdivide, combine or reclassify any capital stock of or other equity interests in, BSPRT or any BSPRT subsidiary (other than for transactions by a wholly owned subsidiary of BSPRT);
•
purchase, redeem, exchange or otherwise acquire, or offer to purchase, redeem, exchange or otherwise acquire, any capital stock of, or other equity interests in, BSPRT, subject to certain exceptions as specified in the Merger Agreement (including with respect to the BSPRT Reverse Stock Split and the Reclassification);

•
offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, BSPRT or any of its subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, subject to certain exceptions as specified in the Merger Agreement;

•	issue or grant BSPRT Common Stock at a price below the per share value of BSPRT’s net assets as of the date of such issuance or grant;
•
except the extent required to effectuate the BSPRT Reserve Stock Split or the Reclassification, amend or propose to amend BSPRT’s organizational documents or adopt any material change in the organizational documents of any of BSPRT’s subsidiaries that, in either case, could reasonably be expected to adversely affect or delay the consummation of the transactions contemplated by the Merger Agreement;

•
merge, consolidate, combine or amalgamate with any person other than Capstead or another wholly owned subsidiary of BSPRT or acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, but in each case only if such action could reasonably be expected to materially impair, delay or impede BSPRT’s ability to consummate the transactions contemplated by the Merger Agreement;

•
sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than sales, leases or dispositions of assets (i) pursuant to an agreement of BSPRT or any of its subsidiaries in effect on the date of the Merger Agreement or (ii) sales, leases or dispositions of assets or properties (x) if other than in the ordinary course of business consistent with past practice for which the consideration does not exceed $1,000,000 individually, or $3,000,000 in the aggregate or (y) in the ordinary course of business consistent with past practice;

•
adopt a plan of complete or partial liquidation or dissolution of BSPRT or any of its subsidiaries, other than such transactions among BSPRT and any wholly owned subsidiary of BSPRT or between or among wholly owned subsidiaries of BSPRT;

•
change in any material respect its material accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of BSPRT and its subsidiaries, except as required by GAAP or applicable law;

•
subject to certain exceptions as specified in the Merger Agreement, make or change any material tax election, adopt or change any tax accounting period or material method of tax accounting, file any amended tax return if the filing of such amended tax return would result in a material increase in the taxes payable by BSPRT or any of its subsidiaries, settle or compromise any material liability for taxes or any tax audit or other proceeding relating to a material amount of taxes, enter into any closing or similar agreement with any tax authority, surrender any right to claim a material refund of taxes, or, agree to any extension or waiver of the statute of limitations with respect to a material amount of taxes;

•
enter into certain contracts, or modify, amend, terminate or assign, or waive or assign any rights under, certain contracts, in each case, subject to certain exceptions as specified in the Merger Agreement;

•
take any action, or fail to take any action, which action or failure could reasonably be expected to cause BSPRT to fail to qualify as a REIT or any of its subsidiaries to cease to be treated as any of (i) a partnership or disregarded entity for U.S. federal income tax purposes or (ii) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of the Code, as the case may be;

•
other than in the ordinary course of business, incur, create, assume, refinance, replace or prepay in any material respects the terms of any indebtedness or any derivative financial instruments or arrangements, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), subject to certain exceptions as specified in the Merger Agreement;

•
except as otherwise provided in the Merger Agreement, increase or decrease the size of the BSPRT Board or enter into any agreement to nominate any individual for election to the BSPRT Board or to fill any vacancy on the BSPRT Board;

•
take any action, or fail to take any action, which action or failure would reasonably be expected to cause BSPRT or any of the subsidiaries of BSPRT to be required to be registered as an investment company under the 1940 Act;

•	enter into any new line of business;
•
modify, amend, terminate or assign or waive or assign any rights under, BSPRT’s agreement with BSPRT Advisor, in each case, in a manner materially adverse to BSPRT or its subsidiaries (including, after the effective time, the surviving company); or

•	agree or enter into any arrangement or understanding to take any action with respect to any of the foregoing.
BSPRT also agreed to manage its investment portfolios in all material respects in the ordinary course of business consistent with past practice.
Agreement to Use Reasonable Best Efforts
Subject to the terms and conditions of the Merger Agreement, each of BSPRT, Merger Sub and Capstead will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws or pursuant to any contract or agreement to consummate the Merger and the other transactions contemplated by the Merger Agreement, including:
•
preparing and filing or otherwise providing, in consultation with the other parties to the Merger Agreement, and as promptly as practicable and advisable after the signing date, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Merger or the other transactions contemplated by the Merger Agreement;

•
taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals;

•
executing and delivering any additional instruments reasonably necessary or advisable to consummate the Merger and the transaction contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement, subject to certain exceptions specified in the Merger Agreement; and

•
giving (or causing any of their respective affiliates to give) any required notices to third parties, and causing each of their respective subsidiaries and affiliates to use, its reasonable best efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Competing Proposals
Capstead Competing Proposals
During the Interim Period, Capstead will not, and will cause its subsidiaries and will instruct its representatives not to, directly or indirectly:
•	initiate, solicit or knowingly encourage or facilitate any inquiries, proposals or offers for, or that could reasonably be expected to lead to, any Capstead Competing Proposal (as defined below);
•
enter into or engage in, continue or otherwise participate in any discussions or negotiations with any person regarding or otherwise in furtherance of, or that could reasonably be expected to lead to a Capstead Competing Proposal (other than to state that the terms of the Merger Agreement prohibit such negotiations);

•
release any person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation; provided, that Capstead is permitted to grant waivers of, and not enforce, any such standstill provision or similar obligation in effect on the date of the Merger Agreement solely to the extent necessary to permit the counterparty thereto to make a Capstead Competing Proposal in compliance with the terms of the Merger Agreement;

•
furnish any confidential or non-public information or data regarding Capstead or its subsidiaries, or access to the assets or employees of Capstead or its subsidiaries, to any person in connection with or in response to an Capstead Competing Proposal;

•	authorize, permit or enter into any letter of intent or agreement in principle, or other agreement regarding a Capstead Competing Proposal (other than a confidentiality agreement); or
•
withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to BSPRT, the recommendation that the Capstead stockholders approve the Merger and the other transactions related to the Merger (the “Capstead Board recommendation”) or publicly recommend the approval or adoption of, or publicly approve or adopt, any Capstead Competing Proposal.

A “Capstead Competing Proposal” refers to any proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with BSPRT or any of its subsidiaries) involving:
•
any acquisition or purchase by any person or group, directly or indirectly, of more than 20% of any class of outstanding voting or equity securities of Capstead, or any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning more than 20% of any class of outstanding voting or equity securities of Capstead;

•
any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving Capstead pursuant to which Capstead stockholders immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction; or

•
any sale, lease (other than in the ordinary course of business), exchange, transfer or other disposition to a person or group of more than 20% of the consolidated assets of Capstead and its subsidiaries (measured by the fair market value thereof).

During the Interim Period, Capstead will advise BSPRT of the receipt by Capstead of any Capstead Competing Proposal made on or after the date of the Merger Agreement or any request for non-public information or data relating to Capstead or any of its subsidiaries made by any person that informs Capstead or any of its subsidiaries or representatives that it is considering making, or has made, a Capstead Competing Proposal, or any inquiry or request from any person for discussions or negotiations with Capstead or any of its subsidiaries or representatives relating to a possible Capstead Competing Proposal (in each case within twenty-four hours thereof), and Capstead will provide to BSPRT (within such twenty-four hour time frame) (i) the identity of the person making the Capstead Competing Proposal, inquiry or request and (ii) a copy of any such Capstead Competing Proposal made in writing provided to Capstead or any of its subsidiaries (or a written summary of the material terms of such Capstead Competing Proposal). Capstead will keep BSPRT reasonably informed with respect to the status and material terms of any such Capstead Competing Proposal including whether such Capstead Competing Proposal or request has been withdrawn or rejected, any material change to the status or material terms thereof and any such discussions or negotiations and concurrently providing a copy of all material documentation or correspondence, including a written summary of any material oral communications or discussions, between Capstead and the person making such Capstead Competing Proposal relating thereto.
During the Interim Period, Capstead will, and will cause its subsidiaries and instruct its representatives to immediately cease, and cause to be terminated, any direct or indirect communication, discussion, negotiations or correspondence with any person conducted by Capstead or any of its subsidiaries or representatives with respect to a Capstead Competing Proposal or potential Capstead Competing Proposal, and will immediately terminate all physical and electronic data room access previously granted to any such person and request that such person return or destroy all information concerning Capstead and its subsidiaries to the extent permitted pursuant to any confidentiality agreement with such person.
Superior Proposals
Capstead Superior Proposals
Capstead, directly or indirectly through one or more of its representatives, may prior to the receipt of approval of the Capstead Merger Proposal by holders of Capstead Common Stock at the Capstead special meeting and in response to an unsolicited bona fide written Capstead Competing Proposal from a third party received after the date of the Merger Agreement that did not result from a breach of the non-solicitation provision of the Merger Agreement, (a) furnish, make available or provide access to non-public information or data with respect to Capstead and its subsidiaries and to their respective assets to the person making such Capstead Competing Proposal (and its representatives); provided, that any nonpublic information or data provided to any person given such access will have previously been provided to BSPRT or shall be provided to BSPRT prior to or concurrently with the time it is provided to such person and (b) participate in discussions or negotiations with the person making such Capstead Competing Proposal (and such person’s representatives) regarding such Capstead Competing Proposal; provided, however, that:
•	prior to taking any such actions described in clauses (a) and (b) above, Capstead must notify BSPRT that it intends to take such action with respect to such Capstead Competing Proposal, and
•
prior to taking any such actions described in clause (a) above, Capstead will have received an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of Capstead that are no less favorable to Capstead in the aggregate than the terms of the Confidentiality Agreement.

A “Capstead Superior Proposal” refers to a bona fide written Capstead Competing Proposal (with references to “20%” therein being deemed replaced with references to “50%”, and references to “80%” therein being deemed to be replaced with references to “50%”) by a third party, which the Capstead Board determines in good faith, after consultation with Capstead’s outside legal and financial advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the person or group making such proposal, is reasonably likely to be consummated in accordance with its terms and would, if consummated in accordance with its terms, result in a transaction more favorable to Capstead and the holders of Capstead Common Stock, from a financial point of view, than the transactions contemplated by the Merger Agreement (including any adjustment to the terms of the Merger Agreement proposed by BSPRT in response to such Capstead Competing Proposal).
Capstead, directly or indirectly through one or more of its representatives, may prior to the receipt of approval of the Capstead Merger Proposal by holders of Capstead Common Stock at the Capstead special meeting, in response to an unsolicited bona fide written Capstead Competing Proposal made after the date of the Merger Agreement that has not been withdrawn and provided that such Capstead Competing Proposal did not result from a breach or violation of certain provisions of the Merger Agreement, the Capstead Board may make a change in its Capstead Board recommendation or terminate the Merger Agreement to enter into a definitive agreement with respect to a Capstead Superior Proposal, if (and only if) prior to taking any such action:
•
the Capstead Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Capstead Competing Proposal is a Capstead Superior Proposal and the failure to terminate the Merger Agreement to enter into a definitive agreement with respect to such Capstead Superior Proposal or make a Capstead Change of Recommendation would be inconsistent with the directors’ duties under applicable law; and

•
Capstead will have given notice to BSPRT that the Capstead Board intends to take such action (a “Notice of Recommendation Change”), specifying in reasonable detail the material terms and conditions of such Capstead Superior Proposal and including unredacted copies of the proposed definitive agreements relating to such Capstead Superior Proposal, and any other proposed documents or agreements relating thereto, including all proposed or executed financing commitments related thereto, at least four business days in advance of effecting the Capstead Change of Recommendation and/or terminating the Merger Agreement, and during the four business day period immediately following BSPRT’s receipt of the Notice of Recommendation Change (the “Notice Period”), Capstead has, and has caused its representatives to, if requested by BSPRT, negotiated with BSPRT and its representatives in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Capstead Competing Proposal ceases, in the good faith judgment of the Capstead Board (after consultation with its financial advisors and outside legal counsel), to constitute a Capstead Superior Proposal, if BSPRT, in its sole discretion, determines to make such adjustments and (y) following such Notice Period, the Capstead Board again determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment of the terms of the Merger Agreement proposed in writing by BSPRT prior to the conclusion of the Notice Period) that such Capstead Competing Proposal continues to constitute a Capstead Superior Proposal and, after consultation with outside legal counsel, that failure to do so would be inconsistent with the directors’ duties under applicable law.

Capstead may, directly or indirectly through one or more of its representatives, at any time prior to the receipt of the Capstead stockholder approval, seek clarification from any person who has made an unsolicited bona fide written Capstead Competing Proposal that did result from a breach or violation of the non-solicitation provision in the Merger Agreement, solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Capstead Board to make an informed determination as to whether such Capstead Competing Proposal constitutes, or would reasonably be expected to lead to, a Capstead Competing Proposal.
Notwithstanding anything to the contrary in the Merger Agreement, Capstead may, at any time prior to the receipt of approval of the Capstead Merger Proposal by holders of Capstead Common Stock at the Capstead special meeting (other than in response to a Capstead Competing Proposal), make a Capstead Change of Recommendation if an Intervening Event has occurred and, prior to taking such action, the Capstead Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ duties under applicable law; provided, however, that Capstead must deliver a Notice of Recommendation Change to BSPRT with respect to such Intervening Event (which notice will describe the Intervening Event in reasonable detail) and negotiate (and cause it’s representatives to negotiate) in good faith with BSPRT (to the extent BSPRT requests to negotiate) during the Notice Period, and following such Notice Period, the Capstead Board must again determine in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment of the terms of the Merger Agreement proposed in writing by BSPRT prior to the expiration of such Notice Period) that the failure to make such Capstead Change of Recommendation would be inconsistent with the directors’ duties under applicable law.
An “Intervening Event” refers to a material fact, event, circumstance, development or change that occurs, arises or comes to the attention of the Capstead Board after the date of the Merger Agreement that (x) materially affects the business, assets or operations of Capstead or its subsidiaries (other than any event, occurrence, fact or change resulting from a breach of the Merger Agreement by Capstead or its representatives), (y) was not known to, or reasonably foreseeable by, the Capstead Board (assuming consultations with appropriate officers and representatives of Capstead) as of the date of the Merger Agreement, and (z) becomes known to the Capstead Board prior to receipt of the approval of the Capstead Merger Proposal by holders of Capstead Common Stock at the Capstead special meeting; provided, however, that in no event will any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (i) the receipt, existence of or terms of a Capstead Competing Proposal; (ii) a change in the market price or trading volume of the equity or debt securities of the Capstead or of the equity or credit ratings or the ratings outlook for Capstead or any of its subsidiaries by any applicable rating agency; and (iii) the fact that, in and of itself, Capstead exceeds any internal or published projections, estimates or expectations of Capstead’s revenue, earnings or other financial performance or results of operation for any period (provided further that the underlying causes of such change or fact will not be excluded by clause (ii) or clause (iii) if not falling into clause (i) of this definition).
Stockholder Meeting
Capstead will take all action necessary in accordance with applicable laws and its organizational documents to establish a record date (which will be as promptly as practicable following the date of the Merger Agreement), duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval by its stockholders of the Capstead Merger Proposal, with such meeting to be held as promptly as reasonably practicable following the clearance of this proxy statement/prospectus by the SEC; provided that such record date will not be more than ninety (90) days nor less than ten (10) days prior to the date of the Capstead stockholder meeting; and provided further that the date of such Capstead stockholder meeting will be mutually agreed by Capstead and BSPRT taking into account the anticipated time necessary to determine the Exchange Ratio in accordance with the Merger Agreement.
Stockholder Vote
The approval of the Capstead Merger Proposal by the holders of a majority of Capstead Common Stock is required to effect the Merger.
Directors’ and Officers’ Indemnification and Insurance
For a period of six years following the effective time of the Merger, the surviving company of the Merger will, and BSPRT will cause the surviving company to, indemnify, defend and hold harmless each person who was, at or prior to the effective time of the Merger, a director or officer of Capstead or any of its subsidiaries and those who are or were serving at the request of Capstead or any of its subsidiaries as a director, officer, employee or agent of another entity against and from all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with any threatened or actual proceeding to which such person is a party or is otherwise involved, based, in whole or in part, on the fact that such person is or was a director or officer of Capstead or any of its subsidiaries or is or was serving at the request of Capstead or any of its subsidiaries as a director or officer, of such other entity.
Prior to the Closing, BSPRT must purchase six-year “tail” D&O insurance policies in an amount and scope at least as favorable as Capstead’s current policies; provided that BSPRT is not required to pay an annual premium for such D&O insurance policies in excess of 300% of the annual premium paid by Capstead as of the date of the Merger Agreement and certain other exceptions as provided in the Merger Agreement.
Listing
As promptly as reasonably practicable following the date of signing of the Merger Agreement, BSPRT and its representatives will prepare and cause to be filed with the NYSE a listing application pursuant to which the BSPRT Common Stock, including the BSPRT Common Stock to be issued in the Merger, and the BSPRT Series E Preferred Stock will be listed on the NYSE (the “Listing”). The parties have agreed to use their respective reasonable best efforts to have the Listing approved by the NYSE as promptly as practicable after such filing such that the BSPRT Common Stock and the BSPRT Series E Preferred Stock will be listed at, or prior to, the effective time of the Merger. Capstead will promptly furnish all information concerning itself and its affiliates and provide such other assistance as may be reasonably requested by BSPRT in connection with the preparation and filing of the listing application. Prior to filing the listing application (or any amendment or supplement thereto) or responding to any comments of the NYSE with respect thereto, each party will cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response).
BSPRT Reverse Stock Split and BSPRT Stock Dividend
BSPRT has also agreed to use its reasonable best efforts to effect the BSPRT Reverse Stock Split and subsequent BSPRT Stock Dividend prior to the Closing.

Share Repurchase Program
BSPRT will use its reasonable best efforts to cause certain specified actions to be taken with respect to BSPRT’s share repurchase program.
Portfolio Sales Plan
During the Interim Period, Capstead will reasonably cooperate in good faith with BSPRT (at BSPRT’s request), in connection with BSPRT’s efforts to develop a plan for the potential sale of one or more portfolios or securities owned by Capstead and Capstead’s subsidiaries; provided that no such sale will be consummated until after the effective time of the Merger.
Conditions to Complete the Merger
The respective obligation of each of BSPRT, Merger Sub and Capstead to consummate the Merger is subject to the satisfaction at or prior to the effective time of the Merger of each of the following conditions, any or all of which may be waived jointly by the aforementioned parties, in whole or in part, to the extent permitted by applicable law:
•	the Capstead stockholder approval of the Capstead Merger Proposal has been obtained;
•
no governmental entity having jurisdiction over BSPRT, Merger Sub and Capstead has issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no law will have been adopted that makes consummation of the Merger illegal or otherwise prohibited;

•
this registration statement has been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of this registration statement will have been issued by the SEC and remain in effect and no proceeding to that effect will have been commenced that has not been withdrawn; and

•
the BSPRT Common Stock, including the BSPRT Common Stock to be issued in the Merger, and the BSPRT Series E Preferred Stock will have been approved for listing on the NYSE, subject to official notice of issuance, and the articles supplementary classifying the Class E Cumulative Redeemable Preferred Stock will have been filed with and accepted for record by the SDAT.

The obligations of BSPRT and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the effective time of the Merger of each of the following conditions, any or all of which may be waived exclusively by BSPRT, Merger Sub and BSPRT Advisor in whole or in part, to the extent permitted by applicable law:
•
certain representations and warranties of Capstead with respect to authority, absence of certain changes and events and brokers being true and correct in all respects as of the date of signing the Merger Agreement and as of the date of Closing, as though made on and as of the date of Closing (except that representations and warranties that speak as of a specified date will have been true and correct only as of such date);

•
the representation and warranty of Capstead with respect to capital structure being true and correct in all but de minimis respects as of the specific date set forth in that representation and warranty;

•
the representations and warranties of Capstead with respect to organization; standing and power, subsidiaries, other interests and state takeover statutes being true and correct in all material respects as of the date of signing the Merger Agreement and as of the date of Closing, as though made on and as of the date of Closing (except that representations and warranties that speak as of a specified date will have been true and correct only as of such date);

•
all other representations and warranties of Capstead set forth in Article IV of the Merger Agreement being true and correct as of the date of Closing, as though made on and as of the date of signing the Merger Agreement and as of the date of Closing (except that representations and warranties that speak as of a specified date will have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to materiality or material adverse effect) does not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Capstead;

•
Capstead has performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement on or prior to the effective time of the Merger;

•
BSPRT has received a certificate of Capstead signed by an executive officer of Capstead, dated as of the date of Closing, confirming that certain conditions in the Merger Agreement have been satisfied;

•
BSPRT has received a written opinion of Hunton Andrews Kurth LLP (or other counsel to Capstead reasonably satisfactory to BSPRT), dated as of the date of Closing and in form attached to the Merger Agreement, to the effect that, commencing with Capstead’s taxable year ended December 31, 2015, Capstead has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Capstead to meet, through December 31, 2020, the requirements for qualification and taxation as a REIT under the Code; and

•	there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably expected to have a material adverse effect on Capstead.
The obligation of Capstead to consummate the Merger is subject to the satisfaction at or prior to the effective time of the Merger of each of the following conditions, any or all of which may be waived exclusively by Capstead, in whole or in part, to the extent permitted by applicable law:
•
certain representations and warranties of BSPRT with respect to authority, absence of certain changes or events and brokers, and the representation and warranty of BSPRT Advisor with respect to authority being true and correct in all respects as of the date of signing the Merger Agreement and as of the date of Closing, as though made on and as of the date of Closing (except that representations and warranties that speak as of a specified date will have been true and correct only as of such date);

•	the representation and warranty of BSPRT with respect to capital structure being true and correct in all but de minimis respects as of the specific date set forth in that representation and warranty;
•
the representations and warranties of BSPRT with respect to organization; standing and power, subsidiaries and state takeover statutes, and the representations and warranties of BSPRT Advisor with respect to organization; standing and power and no violations, being true and correct in all material respects as of the date of signing the Merger Agreement and as of the date of Closing, as though made on and as of the date of Closing (except that representations and warranties that speak as of a specified date will have been true and correct only as of such date);

•
all other representations and warranties of BSPRT set forth in Article V of the Merger Agreement and all other representations and warranties of BSPRT Advisor set forth in Article VI of the Merger Agreement being true and correct as of the date of signing the Merger Agreement and as of the date of Closing, as though made on and as of the date of Closing (except that representations and warranties that speak as of specified date will have been true and correct only as of such date), except, (i) in the case of BSPRT, where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to materiality or material adverse effect) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on BSPRT and (ii) in the case of BSPRT Advisor, where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to materiality or material adverse effect) would not reasonably be expected to materially prevent the ability of BSPRT Advisor to consummate the transactions contemplated by the Merger Agreement prior to January 25, 2022;

•
BSPRT, Merger Sub and BSPRT Advisor each have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this the Merger Agreement at or prior to the effective time of the Merger;

•	Capstead has received a certificate of BSPRT signed by an executive officer of BSPRT, dated as of the date of Closing, confirming that certain conditions in the Merger Agreement have been satisfied;
•
Capstead has received a certificate of BSPRT Advisor signed by an executive officer of BSPRT Advisor, dated as of the date of Closing, confirming that certain conditions in the Merger Agreement have been satisfied;

•
Capstead has received a written opinion of Hogan Lovells US LLP (or other counsel to BSPRT reasonably satisfactory to Capstead), dated as of the date of Closing and in form attached to the Merger Agreement, to the effect that, commencing with BSPRT’s taxable year ended December 31, 2015, BSPRT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled BSPRT to meet, through the effective time of the Merger, the requirements for qualification and taxation as a REIT under the Code, and that its past, current and intended future organization and operations will permit BSPRT to continue to qualify for taxation as a REIT under the Code for its taxable year which includes the effective time of the Merger and thereafter;
•
the BSPRT Reverse Stock Split and Reclassification will have been effectuated by the filing of (i) articles of amendment in a form reasonably acceptable to Capstead to effect the BSPRT Reverse Stock Split, (ii) articles of amendment in a form reasonably acceptable to Capstead to effect the name change and (iii) the articles supplementary designating the BSPRT Class B Common Stock in a form reasonably acceptable to Capstead;

•	BSPRT will have taken certain specified actions related to BSPRT’s share repurchase program; and
•
since the date of the Merger Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on BSPRT.

Termination of the Merger Agreement
The Merger Agreement may be terminated and the Merger and the other transactions contemplated in the Merger Agreement may be abandoned at any time prior to the effective time of the Merger, whether (except as expressly set forth below) before or after the Capstead stockholder approval has been obtained:
•	by mutual written consent of Capstead and BSPRT;
•	by either Capstead or BSPRT:
○
if any governmental entity of competent jurisdiction has issued a final and non-appealable order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, or if there has been adopted prior to the effective time of the Merger any law that permanently makes the consummation of the Merger illegal or otherwise permanently prohibited;

○
if the Merger has not been consummated on or before 5:00 p.m. Dallas, Texas time, on January 25, 2022; provided, however, that the right to terminate the Merger Agreement under this paragraph will not be available to any party whose breach of any representation, warranty, covenant or agreement contained in the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

○
in the event of a breach by the other party of certain covenants or other agreements contained in the Merger Agreement or if any representation and warranty of the other party contained in the Merger Agreement fails to be true and correct which (x) would give rise to the failure of certain conditions to Closing if it was continuing as of the date of Closing and (y) cannot be or has not been cured by a certain time; provided, however, that the terminating party is not then also in breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement; or

○	if Capstead stockholder approval has not been obtained upon a vote held at a duly held Capstead special meeting.
•	by BSPRT:
○
prior to the time the Capstead stockholder approval is obtained, if the Capstead Board has effected a change of recommendation, whether or not in accordance with the non-solicitation provisions contained in the Merger Agreement;

○
a tender offer or exchange offer for any shares of Capstead Common Stock that constitutes a Capstead Competing Proposal is commenced and the Capstead Board fails to recommend against acceptance of such tender offer or exchange offer by the Capstead stockholders and to publicly reaffirm the Capstead board recommendation within ten (10) business days of being requested to do so by BSPRT; or

○	in the event of a willful and material breach by Capstead of the non-solicitation provisions contained in the Merger Agreement.

•	by Capstead:
○
if prior to the receipt of the Capstead stockholder approval and if Capstead has complied in all material respects with certain sections of the Merger Agreement in respect of such Capstead Superior Proposal, the Capstead Board determines to terminate the Agreement in accordance with the non-solicitation provisions in connection with an Capstead Superior Proposal and the Capstead Board has approved and enters into a definitive agreement to implement such Capstead Superior Proposal; provided, that Capstead must concurrently pay BSPRT the termination fee; or

○
if all of the conditions set forth in Article VIII of the Merger Agreement (other than the BSPRT Reverse Stock Split/Reclassification condition or the BSPRT share repurchase plan condition) and (ii) those other conditions which by their nature cannot be satisfied until the date of Closing, but, in the case of clause (ii), which conditions would be satisfied if the date of Closing were the date of such termination) have been satisfied or (to the extent permitted by applicable law) waived in accordance with the Merger Agreement at least two (2) business days prior to January 25, 2022 and the Closing has not occurred by January 25, 2022 solely due to the failure of the BSPRT Reverse Stock Split/Reclassification condition or the BSPRT share repurchase plan condition, as applicable, to be satisfied.

Termination Fees and Expenses
Except as described below, each party will pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Merger, whether or not the Merger will be consummated.
Termination Fee Payable by Capstead
Capstead will pay BSPRT a termination fee of $26.7 million if:
•	Capstead terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Capstead Superior Proposal;
•	BSPRT terminates the Merger Agreement because the Capstead Board has effected a change of recommendation;
•
BSPRT terminates the Merger Agreement because the Capstead Board has failed to recommend against acceptance by the Capstead stockholders of a tender offer or exchange offer for any shares of Capstead Common Stock that constitutes a Capstead Competing Proposal that is commenced and to publicly reaffirm the Capstead board recommendation within ten (10) business days of being requested to do so by BSPRT; or

•	BSPRT terminates the Merger Agreement because Capstead has willfully and materially breached the non-solicitation provisions.
Capstead will pay BSPRT a termination fee of $26.7 million, less any BSPRT expenses previously paid by Capstead (as discussed below), if: (A) BSPRT or Capstead terminates the Merger Agreement because Capstead has not obtained stockholder approval for the Capstead Merger Proposal or (B) BSPRT terminates the Merger Agreement because Capstead has committed a Terminable Breach (as defined in the Merger Agreement), (ii) on or before the date of any such termination a Capstead Competing Proposal has been publicly announced or publicly disclosed or otherwise publicly communicated to the Capstead Board or the Capstead stockholders (and such Capstead Competing Proposal has not been publicly withdrawn on a bona fide basis without qualification (x) at least three business days prior to the Capstead stockholder meeting or (y) prior to any such termination, and (iii) within 12 months after the date of such termination, Capstead or any of its subsidiaries enters into a definitive agreement with respect to any Capstead Competing Proposal or consummates any Capstead Competing Proposal. For purposes of this paragraph, any reference in the definition of Capstead Competing Proposal to “20%” or “80%” will be deemed to be a reference to “50%.”
Expense Amount Payable by Capstead
Capstead will pay to BSPRT an expense amount equal to $4.0 million if (i) either Capstead or BSPRT terminates the Merger Agreement because Capstead has not obtained stockholder approval for the Capstead Merger Proposal, or (ii) BSPRT terminates the Merger Agreement because Capstead has committed a Terminable Breach.

In no event will BSPRT be entitled to receive more than one payment of a termination fee or expense amount. In addition, if BSPRT receives full payment of a termination fee, then BSPRT will not be entitled to also receive a payment of an expense amount.
Expense Amount Payable by BSPRT
BSPRT will pay to Capstead an expense amount equal to $4.0 million if (i) Capstead terminates the Merger Agreement because BSPRT has not effectuated the Reverse Stock Split or Reclassification by January 25, 2022, (ii) Capstead terminates the Merger Agreement because BSPRT has committed a Terminable Breach or (iii) Capstead terminates the Merger Agreement because the transactions contemplated by the Merger Agreement have not been consummated by January 25, 2022 in circumstances in which Capstead could have terminated the Merger Agreement as a result of a failure of BSPRT to effectuate the Reverse Stock Split or Reclassification by such date.
In no event will Capstead be entitled to receive more than one payment of a termination fee or expense amount.
Directors of BSPRT After the Merger
Prior to the effective time of the Merger, BSPRT will take all necessary corporate action so that upon and immediately after the effective time of the Merger (i) the number of directors that will comprise all of the members of the BSPRT Board will be eight, consisting of five individuals who are directors of BSPRT immediately prior to the effective time of the Merger and three individuals designated by Capstead who are each one of the current members of the Capstead Board. Any nominees designated by Capstead must meet the qualifications of an “independent director” under BSPRT’s organizational documents and the rules of the NYSE, must not have been a party to or involved in any event that would require certain disclosures and must be reasonably acceptable to the BSPRT Board. Such Capstead designees will serve until the 2022 annual meeting of BSPRT’s stockholders, and in connection with the 2022 annual meeting of BSPRT’s stockholders, two of such Capstead designees will be nominated by the BSPRT Board to stand for election at the 2022 annual meeting of BSPRT’s stockholders, subject to satisfaction and compliance with BSPRT’s then-current corporate governance guidelines and code of business conduct and ethics.
Amendment and Waiver
The Merger Agreement may be amended prior to the effective time of the Merger with the mutual agreement of the parties, by action taken or authorized by their respective boards of directors at any time before or after adoption of the Merger Agreement by the Capstead stockholders, but, after any such adoption, no amendment will be made that pursuant to applicable law would require the further approval or adoption by such stockholders without first obtaining such further approval or adoption. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Capstead, BSPRT, BSPRT Advisor and Merger Sub.
At any time prior to the effective time of the Merger, any party to the Merger Agreement may waive the other party’s compliance with certain provisions of the Merger Agreement, to the extent legally allowed and except as otherwise set forth in the Merger Agreement.
Specific Performance
Each of the parties to the Merger Agreement will be entitled to seek an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any and all other remedies at law or in equity to which each is entitled.

DIRECTORS AND MANAGEMENT OF BSPRT AFTER THE MERGER
In the Merger Agreement, BSPRT has agreed to take all necessary corporate action so that upon and after the effective time of the Merger, the size of the BSPRT Board will be increased by three members to eight total members, and Capstead will designate three of its pre-Merger independent directors to serve on the board of directors of BSPRT until the 2022 annual stockholders meeting of BSPRT. Additionally, BSPRT has agreed to nominate two of the former Capstead directors to stand for election at the 2022 annual meeting of stockholders of BSPRT, to serve for a term until the 2023 annual meeting of stockholders of BSPRT. Each of the executive officers of BSPRT immediately prior to the effective time of the Merger will continue as an executive officer of the Combined Company following the effective time of the Merger.
Current BSPRT Directors
The BSPRT Board ultimately is responsible for the management and control of BSPRT’s business and operations. The BSPRT Board, including the independent directors, is responsible for monitoring and supervising the performance of BSPRT’s day-to-day operations by the BSPRT Advisor. Directors are elected annually by BSPRT’s stockholders, and there is no limit on the number of times a director may be elected to office. Each director serves until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. The BSPRT Board and BSPRT Bylaws provide that the number of directors may be fixed by a resolution of the Board; provided, however, that the number of directors shall never be less than the number permissible under Maryland corporate law.
The table set forth below lists the name and age of each director on the BSPRT Board of the date of this proxy statement/prospectus and the position and office that each director currently holds with BSPRT.
Name	Age	Position
Richard J. Byrne	60	Chairman of the Board of Directors, Chief Executive Officer and President
Jamie Handwerker	60	Director
Peter J. McDonough	62	Director, Nominating and Corporate Governance Committee Chair
Buford H. Ortale	60	Director, Audit Committee Chair
Elizabeth K. Tuppeny	61	Lead Independent Director
Business Experience of Current BSPRT Directors
Richard J. Byrne
Richard J. Byrne has served as Chairman of the Board of Directors, Chief Executive Officer and President of BSPRT since September 2016. Mr. Byrne has served as the President of the BSPRT Advisor since 2013. He has also served as Chairman of the Board of Directors, Chief Executive Officer and President of the Business Development Corporation of America since November 2016, Broadtree Residential, Inc. since February 2020 and Franklin BSP Capital Corp. since December 2020. Prior to joining the BSPRT Advisor, Mr. Byrne was Chief Executive Officer of Deutsche Bank Securities, Inc. He was also the Co-Head of Global Capital Markets at Deutsche Bank. Before joining Deutsche Bank, Mr. Byrne was Global Co-Head of the Leveraged Finance Group and Global Head of Credit Research at Merrill Lynch & Co. He was also a perennially top-ranked credit analyst. Mr. Byrne earned an M.B.A. from the Kellogg School of Management at Northwestern University and a B.A. from Binghamton University. Mr. Byrne is a member of the Boards of Directors of Wynn Resorts, Limited (NASDAQ: WYNN) and New York Road Runners. BSPRT believes that Mr. Byrne’s current and prior experience as a director and Chief Executive Officer of BSPRT, and his significant investment banking experience in real estate make him well qualified to serve as a member of the BSPRT Board.
Jamie Handwerker
Jamie Handwerker has served as an independent director of BSPRT since September 2016. Ms. Handwerker is a partner of KSH Capital, providing real estate entrepreneurs with capital and expertise to seed or grow their platform. Prior to joining KSH, Ms. Handwerker was a Senior Vice President and Principal of Cramer Rosenthal McGlynn (CRM) LLC, a New York-based asset management firm, which serves as investment adviser to institutions, as well as individual and family trusts. Ms. Handwerker was the portfolio manager for the CRM Windridge Partners hedge funds since she founded the Funds in June 2000. The funds were long/short US equity hedge funds, focused on real estate and consumer companies, generating absolute returns. Prior to joining CRM in April 2002, Ms. Handwerker managed Windridge Partners, L.P, as a Managing Director and Portfolio Manager with ING Furman Selz Asset

Management LLC, a New York based holding company operating as a wholly-owned subsidiary of the Dutch financial conglomerate, ING Group. Ms. Handwerker previously was a Managing Director and Senior Equity Research Analyst (Sell-Side) from 1994 to 2000 at the international corporate and investment bank ING Barings and its predecessor, Furman Selz, LLC where she exclusively focused on real estate companies, including the REIT industry. She received a B.A. in Economics from the University of Pennsylvania. Ms. Handwerker serves on the Board of Trustees of Lexington Realty Trust. She also is a member of the University of Pennsylvania School of Arts & Sciences Board of Overseers and is the Founder and Chairperson of Penn Arts & Sciences Professional Women’s Alliance, as well as being involved in other charitable endeavors. BSPRT believes Ms. Handwerker’s extensive experience in real estate venture capital, asset management and portfolio management described above make her well qualified to serve as a member of the BSPRT Board.
Peter J. McDonough
Peter J. McDonough has served as an independent director of BSPRT since April 2016. Mr. McDonough most recently served as President, Chief Marketing and Innovation Officer for Diageo North America, where he led the brand marketing and innovation group of a $5+ billion business unit from 2009 to 2015. He served in this role at the world’s largest premium drinks company after being promoted from his earlier position in the company as General Manager; North American Innovation which he held from 2006 to 2009. In this role, Mr. McDonough transformed and built the marketing and product development organization of North America’s leading portfolio of premium and luxury spirit brands with new capabilities, a more focused strategic outlook and business plans that accelerated growth and positioned Diageo as the industry leader in new product innovation. Prior to joining Diageo, Mr. McDonough was the Vice President, European Marketing at The Procter & Gamble Company from 2004 to 2006, where he led the Gillette Division’s Duracell Battery and Braun Appliance Business Units with annual sales of more than $1.4 billion. From 2002 to 2004, Mr. McDonough was a university lecturer and management consultant at the University of Canterbury, Graduate School of Commerce in Christchurch, New Zealand. Prior to this academic post he served as Vice President of Marketing for Gillette’s flagship U.S. and Canadian Blade Razor & Grooming Products division with annual sales of $1.3 billion. In this role he directed the North American market launch of leading brands like Mach3 Turbo for men, Venus Razors for women and several other leading grooming product brands. Earlier in his career, Mr. McDonough served as Director of North American Marketing at Black & Decker where he was involved in launching the DeWalt Power Tool Company. Mr. McDonough has served on several boards of directors and advisory committees since 2010, including The Ad Council of America, Effie Worldwide, Inc., The Splash Beverage Group and Ignition One Interactive. Mr. McDonough received a B.A. from Cornell University and a Masters of Business Administration from the Wharton School of Business. BSPRT believes Mr. McDonough’s extensive experience as an executive officer and/or director of the companies described above and his significant business accomplishments make him well qualified to serve as a member of the BSPRT Board.
Buford H. Ortale
Buford H. Ortale has served as an independent director of BSPRT since September 2016. Mr. Ortale is a private equity investor based in Nashville, Tennessee. He is a partner in NTR, a private equity firm focused on the energy space as well as a partner in Armour Capital Management, LP, the external manager of a residential mortgage REIT with over $8 billion in assets. Mr. Ortale began his career with Merrill Lynch’s Merchant Banking Group in New York in 1987. He was subsequently a founder and managing director of NationsBanc’s (Bank of America) High Yield Bond Group. In 1996 he formed Sewanee Ventures, a private equity investment vehicle that he still manages today. Mr. Ortale’s activities have included investments in startup venture backed companies, LBO’s, real estate development, and real estate acquisition. He currently serves on the board of directors Waitr Holdings, Inc. (NASDAQ: WTRH), an on-demand food ordering and delivery company, and Broadtree Residential, Inc., a private multifamily REIT. He is currently a board advisor to Western Express (a privately owned $700 million trucking company) and a board member of Intrensic (a police bodycam and digital evidence management company) and Remote Care Partners (a private healthcare company in the remote health monitoring space). He received his B.A. from Sewanee: The University of the South and a Masters of Business Administration from Vanderbilt University. BSPRT believes Mr. Ortale’s extensive experience as a private equity investor and banker described above make him well qualified to serve as a member of the BSPRT Board.
Elizabeth K. Tuppeny
Elizabeth K. Tuppeny has served as an independent director of BSPRT and its predecessor since January 2013. Ms. Tuppeny has also served as an independent director of American Realty Capital New York City REIT, Inc. (“NYCR”) since March 2014 and in December 2014, she was appointed lead independent director of NYCR.

Ms. Tuppeny has also served as an independent director of Healthcare Trust, Inc. since January 2013. Ms. Tuppeny also served as an independent director of American Realty Capital Trust IV, Inc. (“ARCT IV”) from May 2012 until the close of ARCT IV’s merger with American Realty Capital Properties, Inc. in January 2014. Ms. Tuppeny has been the chief executive officer and founder of Domus, Inc. (“Domus”), a full-service marketing communications agency, since 1993. Domus’ largest client is Merck & Co., and Ms. Tuppeny advises Merck & Co. with respect to communications related to their healthcare-related real estate acquisitions. Ms. Tuppeny has 30 years of experience in the branding and advertising industries, with a focus on Fortune 50 companies. Ms. Tuppeny also founded EKT Development, LLC to pursue entertainment projects in publishing, feature film and education video games. Prior to founding Domus, Ms. Tuppeny was executive vice president, business development at Earle Palmer Brown from 1992 to 1993. From 1984 to 1993, Ms. Tuppeny worked at Weightman Advertising, where she became senior vice president. From 1982 to 1984, Ms. Tuppeny was an account executive at The Marketing Group. Ms. Tuppeny served on the board of directors and executive committee of the Philadelphia Industrial Development Council (“PIDC”) for three-plus years where she helped to plan and implement real estate transactions that helped to attract jobs to Philadelphia. As a board member of the PIDC, Ms. Tuppeny was responsible for evaluating and approving commercial and residential real estate business development applications for financing and tax abatement for for-profit and non-profit companies. During her tenure on the PIDC, Ms. Tuppeny approved over 500 real estate development applications including the funding for the Wistar Institute’s biotech and cancer research facility, the Thomas Jefferson University Hospital, a 1.2 million square foot distribution center for Teva Pharmaceuticals Industries Ltd., the Hospital of the University of Pennsylvania/Children’s Hospital of Philadelphia expansion and the Philadelphia State Hospital at Byberry. Ms. Tuppeny has served on the boards of directors and advisory committees for the Arthur Ashe Foundation, Avenue of the Arts, Drexel Medical School, Philadelphia Hospitality Cabinet, Pennsylvania Commission for Women, Penn Relays and the Police Athletic League. Ms. Tuppeny was the recipient of the national Stevie Award as the nation’s top woman entrepreneur in 2004 and was named as a “Top Woman in Philadelphia Business” in 1996, one of the “Top 50 Women in Pennsylvania” in 2004 and as the “Businessperson of the Year” in 2003 by the Greater Philadelphia Chamber of Commerce. Ms. Tuppeny has taught at New York University, University of Pennsylvania and Temple University, and received her undergraduate degree from the University of Pennsylvania, Annenberg School of Communications. BSPRT believes that Ms. Tuppeny’s prior and current experience as an independent director of the companies described above, as chief executive officer and founder of Domus, and in evaluating healthcare-related real estate business development applications, make her well qualified to serve on the BSPRT Board.
Capstead Designees
The table set forth below lists the name and age of each director (each of whom currently serves on the Capstead Board of the date of this proxy statement/prospectus) that Capstead has designated to serve on the board of directors of the Combined Company effective upon the effective time of the Merger. Once appointed to the BSPRT Board, each nominee is expected to serve until the 2022 annual meeting of stockholders. Additionally, BSPRT has agreed to nominate two of those designees to stand for election at the 2022 annual meeting of stockholders to serve for a term until the 2023 annual meeting of stockholders. None of the nominees have yet been designated to any committee of the BSPRT Board.
Name	Age
Pat Augustine	59
Michelle P. Goolsby	63
Gary Keiser	77
Pat Augustine
Pat Augustine spent most of his career in structured finance beginning in 1985 at Salomon Brothers during the developmental phase of the mortgage-backed securities market. From 1996 until 2007, Mr. Augustine built the securities business at NationsBank, now Bank of America, where he ran sales, trading and research for structured products. Between 2009 and 2011, Mr. Augustine served as Head of Structured Product and Credit Portfolio Management at Swiss RE Insurance Asset Management where he was primarily responsible for oversight of residential and commercial mortgage-related products. Most recently, he served as founder of Meridian Enterprises where he built, owned and operated Planet Fitness franchises before selling to a private equity firm in 2019. Mr. Augustine holds a BA in Economics from Duquesne University and an MBA from Emory University. Mr. Augustine has a depth of specialty-finance related experience.

Michelle P. Goolsby
Michelle P. Goolsby was a partner and investment committee member for Greenmont Capital Partners II, a private equity firm, from 2008 to 2019. From 1998 to 2008, Ms. Goolsby served as an executive vice president of Dean Foods Company (NYSE: DF) where she was responsible for corporate development, legal, corporate governance, ethics and compliance, government relations and corporate affairs. Prior to 1998, Ms. Goolsby provided legal representation for public and privately-held entities, including real estate investment trusts, in connection with securities offerings, financings, mergers, acquisitions and divestitures. Ms. Goolsby previously served as a director of WhiteWave Foods Company (NYSE: WWAV), a consumer-packaged food and beverage company, and presently serves as a member of the Advisory Board of the successor company Danone North America. Ms. Goolsby serves on the board of Simply Good Foods Company (NASDAQ: SMPL) and serves as a member of the Audit Committee. She also serves on the board of SACHEM, Inc., a privately-held chemical science company. Ms. Goolsby brings a diverse background of executive leadership experience, and has worked extensively with management teams and boards on matters involving risk management, strategy, compensation and corporate governance. In addition, she has significant experience in corporate financing and other capital markets transactions, including transactions on behalf of public and privately-held real estate entities.
Gary Keiser
Gary Keiser served as an audit partner at Ernst & Young LLP from 1980 until his retirement in 2000. Mr. Keiser began his career with Ernst & Young LLP in 1967. He also serves on several governmental, non-profit and private company boards. Mr. Keiser worked in the public accounting profession for his entire career, focusing a significant amount of his time on real estate and real estate finance clients, and has a wealth of accounting, mortgage banking and real estate experience.
Director Independence
Pursuant to the BSPRT Charter, a majority of BSPRT directors must be “independent.” An “independent director,” pursuant to the BSPRT Charter, is one who meets the independence standards set forth in the listing standards of the NASDAQ Stock Market (“NASDAQ”), as determined by a majority of the BSPRT Board. A relationship with the BSPRT Advisor or an affiliate thereof (other than service as an independent director or trustee for another company managed by the BSPRT Advisor) is treated as a relationship with BSPRT.
The BSPRT Board has considered the independence of each of its current directors in accordance with the elements of independence set forth in the listing standards of the NASDAQ (pursuant to the BSPRT Board’s current policy regarding independence of directors). Based upon information solicited from each nominee, the BSPRT Board has affirmatively determined that each of Ms. Handwerker, Mr. McDonough, Mr. Ortale, and Ms. Tuppeny has no material relationship with BSPRT (either directly or as a partner, stockholder or officer of an organization that has a relationship with BSPRT) other than as a director of BSPRT and is “independent” within the meaning of the BSPRT Charter, the NASDAQ’s director independence standards and the audit committee independence standards, as currently in effect.
Upon Closing, BSPRT Common Stock will be listed on the NYSE. As of such time, BSPRT will apply the independence standards of the NYSE in determining the independence of its directors. BSPRT believes that its current independent directors and each of the directors that will be nominated by Capstead pursuant to the Merger Agreement satisfy the independence standards of the NYSE.

Executive Officers
The following table presents certain information as of the date of this proxy statement/prospectus concerning each of BSPRT’s executive officers serving in such capacity:
Name	Age	Position(s)
Richard J. Byrne	60	Chairman of the Board of Directors, Chief Executive Officer and President
Jerome S. Baglien	44	Chief Financial Officer and Treasurer
Richard J. Byrne
Please see “Business Experience of Directors” above for biographical information about Mr. Byrne.
Jerome S. Baglien
Jerome S. Baglien has served as Chief Financial Officer and Treasurer of BSPRT since September 2016. Mr. Baglien is a Managing Director and Chief Financial Officer of Real Estate of the BSPRT Advisor. Prior to joining the BSPRT Advisor in 2016, Mr. Baglien was director of fund finance for GTIS Partners LP (“GTIS”), where he oversaw all finance and operations for GTIS funds. Previously, he was an accounting manager at iStar Inc. with oversight of loans and special investments. Mr. Baglien received a Master of Business Administration from Kellstadt Graduate School of Business at DePaul University and a Bachelor of Science in Accounting from the University of Oregon.
Oversight of Compensation
BSPRT does not have any employees and compensation of directors is set by the BSPRT Board, including the independent directors. In carrying out these responsibilities, the Board may delegate any or all of its responsibilities to a subcommittee to the extent consistent with the BSPRT Charter, the BSPRT Bylaws and any other applicable laws, rules and regulations. The BSPRT Board has delegated oversight of compensation to its compensation committee. The independent directors are responsible for overseeing the compensation of the BSPRT Advisor.
The BSPRT Board has also approved the formation of a new Compensation Committee of the Board of Directors (the “Compensation Committee”), effective prior to the listing of the BSPRT Common Stock on the NYSE. Pursuant to the charter of the Compensation Committee, the BSPRT Board has approved delegation to the Compensation Committee of responsibilities relating to: reviewing, determining and implementing BSPRT’s compensation philosophy and the compensation of executive officers (if BSPRT determines to compensate BSPRT’s executive officers); administering BSPRT’s equity and other incentive compensation plans; determining the remuneration of BSPRT’s directors; and carrying out other duties related to executive compensation as set forth in the charter or as assigned by the BSPRT Board from time to time. Ms. Handwerker has been selected as the Chair of the Compensation Committee.
Compensation of Executive Officers
BSPRT currently has no employees. The BSPRT Advisor performs BSPRT’s day-to-day management functions. BSPRT’s current executive officers, Richard J. Byrne and Jerome S. Baglien, are each employees of the BSPRT Advisor and do not receive any compensation directly from BSPRT for the performance of their duties as executive officers of BSPRT. As a result, BSPRT does not have, and the BSPRT Board has not considered, a compensation policy or program for BSPRT’s executive officers and has not included in this proxy statement/prospectus a “Compensation Discussion and Analysis.” See “Certain BSPRT Relationships and Related Transactions” below for a discussion of fees and expense reimbursements payable to the BSPRT Advisor and its affiliates.
BSPRT maintains an employee and director incentive restricted share plan (the “RSP”), pursuant to which the BSPRT Board may, from time to time, grant equity awards to employees of the BSPRT Advisor for their service to BSPRT. BSPRT has not granted any equity awards to employees of the BSPRT Advisor under the RSP to date. Prior to the effective time of the Merger, BSPRT intends to adopt a new equity incentive compensation plan, but does not intend to issue any awards to employees of the BSPRT Advisor prior to the Closing.

Compensation of Directors
The following table sets forth information regarding compensation of BSPRT’s independent directors during the fiscal year ended December 31, 2020. Mr. Byrne received no additional compensation for serving as a director.
Name	Fees Paid in Cash	Stock Awards	Total
Elizabeth K. Tuppeny	$140,000	$50,000	$190,000
Buford H. Ortale	135,000	50,000	185,000
Peter J. McDonough	135,000	50,000	185,000
Jamie Handwerker	130,000	50,000	180,000
BSPRT currently pays to each of its independent directors the fees described in the table below. All directors also receive reimbursement of reasonable out of pocket expenses incurred in connection with attendance at meetings of the BSPRT Board. If a director also is an employee or an employee of the BSPRT Advisor or any of its affiliates, or is otherwise not independent, BSPRT does not pay compensation for services rendered as a director.
Name	Fees Earned or Paid in Cash ($)	Restricted Shares
Independent Directors
A yearly retainer of $110,000 for each independent director; $20,000 for the Lead Independent Director and the chairs of the audit committee, nominating and corporate governance committee and compensation committee; and $5,000 for each member of a committee who is not serving as a chair.

On the date of the annual meeting of stockholders, each independent director receives an annual grant of $50,000 in restricted shares of BSPRT Common Stock based on the lower of the most recent GAAP book value or net asset value per share. The restricted shares vest on the anniversary of the grant date.

Share-Based Compensation
Restricted Share Plan
Pursuant to the RSP the BSPRT Board may, from time to time, grant equity awards to one or more independent directors on the date of such independent director’s initial election to the BSPRT Board, on the date of each annual stockholders’ meeting and at such other time as determined by the BSPRT Board. Restricted shares issued to independent directors will vest on the anniversary of the grant date. The RSP provides BSPRT Board with the ability to grant awards of restricted shares to its directors, officers and employees (if it ever has employees), employees of the BSPRT Advisor and its affiliates, employees of entities that provide services to BSPRT, directors of the BSPRT Advisor or of entities that provide services to BSPRT, certain consultants and certain consultants to the BSPRT Advisor and its affiliates or to entities that provide services to BSPRT. The total number of shares of BSPRT Common Stock reserved for issuance under the RSP may not exceed 5.0% of BSPRT’s outstanding shares on a fully diluted basis, and in any event may not exceed 4,000,000 shares (as such number may be adjusted to stock splits, stock dividends or combinations of similar events).
Restricted share awards entitle the recipient to receive shares of BSPRT Common Stock under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship to BSPRT. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in shares of BSPRT Common Stock shall be subject to the same restrictions as the underlying restricted shares.

CERTAIN BSPRT RELATIONSHIPS AND RELATED TRANSACTIONS
Executive Officers
Richard J. Byrne, BSPRT Chief Executive Officer and President, is the president of the BSPRT Advisor. Jerome S. Baglien, BSPRT’s Chief Financial Officer and Treasurer, is a managing director and the chief financial officer of the BSPRT Advisor’s commercial real estate group. The BSPRT Advisor is an affiliate of Franklin Templeton.
BSPRT Advisor
The BSPRT Advisor manages BSPRT’s day to day operations pursuant to the BSPRT Advisory Agreement. The BSPRT Advisor is responsible for identifying, originating, acquiring and asset managing investments on BSPRT’s behalf. Under the BSPRT Advisory Agreement, the BSPRT Advisor is entitled to an asset management fee equal to one and one-half percent (1.5%) of Equity (as defined in the Amended Advisory Agreement) and an annual subordinated performance fee equal to fifteen percent (15%) of the Total Return (as defined in the Amended Advisory Agreement) over a six percent (6%) per annum hurdle, subject to certain limitations. The BSPRT Advisor is not entitled to acquisition or disposition fees. BSPRT or Benefit Street Partners Realty Operating Partnership pays directly or reimburses the BSPRT Advisor for all the expenses paid or actually incurred by the BSPRT Advisor in connection with the services it provides to BSPRT and Benefit Street Partners Realty Operating Partnership pursuant to the BSPRT Advisory Agreement, subject to certain limitations.
For the year ended December 31, 2020, pursuant to the terms of the BSPRT Advisory Agreement, BSPRT paid total asset management fees of $15.2 million, acquisition expenses of approximately $7.1 million, reimbursements for administrative expenses and personnel costs of approximately $13.1 million, and other related party expenses, primarily related to reimbursable costs incurred for the increase in loan origination activities, of approximately $0.7 million.
Indemnification Agreements
BSPRT has entered into an indemnification agreement with each of its directors and officers providing for indemnification of such directors and officers consistent with the provisions of the BSPRT Charter. No amounts have been paid by BSPRT pursuant to these indemnification agreements.
Certain Conflict Resolution Procedures
Every transaction that BSPRT enters into with the BSPRT Advisor or its affiliates will be subject to an inherent conflict of interest. The BSPRT Board may encounter conflicts of interest in enforcing BSPRT’s rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between BSPRT and the BSPRT Advisor or any of its affiliates.
In order to reduce or eliminate certain potential conflicts of interest, the nominating and corporate governance committee charter of the BSPRT Board contains a number of requirements, including that:
•	the committee shall review and evaluate the terms and conditions of, and determine the advisability of, any related party transaction;
•
unless the BSPRT Board appoints a special committee of independent directors to negotiate any related party transaction, the committee shall negotiate the terms and conditions of any related party transaction, and if the committee deems appropriate, but subject to the limitations of applicable law, shall recommend to the BSPRT Board the execution and delivery of documents in connection with any related party transaction on behalf of BSPRT;

•	the committee shall determine whether any related party transaction is fair to, and in the best interest of BSPRT;
•	the committee shall recommend to the BSPRT Board what action, if any should be taken by the BSPRT Board with respect to any related party transaction pursuant to the BSPRT Charter;
•	the committee shall review, evaluate and approve of any potential conflicts brought to its attention and shall report the results of its consideration of any such conflict to the BSPRT Board; and

•
the committee shall review, on a quarterly basis, the services provided by the BSPRT Advisor, the reasonableness of the BSPRT Advisor’s or its affiliates’ fees and expenses, the reasonableness of BSPRT’s expenses and the allocation of expenses among BSPRT and its affiliates and among accounting categories, and report its findings to the BSPRT Board.

The independent directors have determined that all of BSPRT’s transactions and relationships with the BSPRT Advisor and its respective affiliates during the year ended December 31, 2020, and the six months ended June 30, 2021, were fair and were approved in accordance with the applicable BSPRT policies.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the material U.S. federal income tax consequences or considerations relating to (i) the Merger, (ii) the qualification and taxation of the Combined Company as a REIT, and (iii) the acquisition, holding and disposition of the Combined Company’s stock.
This summary assumes that holders (as defined below) hold their stock as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, referred to herein as “Treasury Regulations,” current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences or considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.
The summary is also based upon the assumption that the operation of the Combined Company, and the operation of the Combined Company’s subsidiaries and other lower-tier and affiliated entities, including the Benefit Street Partners Realty Operating Partnership, will, in each case, be in accordance with such entity’s applicable organizational documents. This summary does not discuss the impact that U.S. state and local taxes, taxes imposed by non-U.S. jurisdictions and U.S. federal tax laws other than federal income tax laws could have on the matters discussed in this summary. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as:
•	U.S. expatriates;
•	persons who mark-to-market BSPRT stock or Capstead stock (or, following the Merger, the Combined Company’s stock);
•	subchapter S corporations;
•	U.S. shareholders (as defined below) whose functional currency is not the U.S. dollar;
•	Banks
•	financial institutions;
•	insurance companies;
•	broker-dealers;
•	RICs;
•	REITs;
•	trusts and estates;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	persons who hold BSPRT stock or Capstead stock (or, following the Merger, the Combined Company’s common stock) on behalf of another person as nominees;
•	holders who receive BSPRT stock or Capstead stock (or, following the Merger, the Combined Company’s common stock) through the exercise of employee stock options or otherwise as compensation;
•
persons holding BSPRT stock or Capstead stock (or, following the Merger, the Combined Company’s stock) as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code;
•	persons holding their interest in BSPRT stock or Capstead stock (or, following the Merger, the Combined Company’s stock) through a partnership or similar pass-through entity;

•	persons holding a 10% or more (by vote or value) beneficial interest in BSPRT stock or Capstead stock (or, following the Merger, the Combined Company’s stock);
•	tax-exempt organizations, except to the extent discussed below in “— Taxation of Tax-Exempt. Stockholders”;
•	holders subject to special tax accounting rules as a result of their use of “applicable financial statements” (within the meaning of Section 451(b)(3) of the Code);
•
non-U.S. shareholders who (i) do not meet the “publicly traded exception” (as described below); or (ii) are a “qualified shareholder” as defined in Section 897(k)(3)(A) of the Code for purposes of the Foreign Investment Real Property Tax Act of 1980 (“FIRPTA”), which describes certain partnerships and other collective investment vehicles that satisfy various recordkeeping, administrative and other requirements; and

•
non-U.S. shareholders (as defined below), except to the extent discussed below in “Material U.S. Federal Income Tax Consequences of the Merger” and “The Combined Company — Taxation of Non-U.S. shareholders.”

THE PROVISIONS OF U.S. FEDERAL INCOME TAX LAW GOVERNING THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGER, OF THE ACQUISITION, HOLDING AND DISPOSITION OF THE COMBINED COMPANY’S STOCK, AND OF REITS GENERALLY ARE HIGHLY TECHNICAL AND COMPLEX AND DEPEND IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF SUCH COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGER AND OF THE ACQUISITION, HOLDING AND DISPOSITION OF THE COMBINED COMPANY’S STOCK TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE MERGER AND OF ACQUISITION, HOLDING AND DISPOSITION OF THE COMBINED COMPANY’S STOCK.
Material U.S. Federal Income Tax Consequences of the Merger
The following is a summary of the material U.S. federal income tax consequences of the Merger to holders of Capstead Common Stock and Capstead Series E Preferred Stock whose shares are surrendered in the Merger and who hold their shares as a capital asset within the meaning of Section 1221 of the Code.
For purposes of this discussion, “— Material U.S. Federal Income Tax Consequences of the Merger,” the term “holder” means a beneficial owner of Capstead Common Stock or Capstead Series E Preferred Stock and a “U.S. shareholder” means a holder that, for U.S. federal income tax purposes, is or is treated as:
•	a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;
•
a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.
For purposes of this discussion, a “non-U.S. shareholder” means a holder that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and is not a U.S. shareholder as described above.
If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Capstead Common Stock or Capstead Series E Preferred Stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If a holder is a partner in a partnership holding Capstead Common Stock or Capstead Series E Preferred Stock, the holder should consult its tax advisors.

This summary of U.S. federal income tax consequences is for general information purposes only and is not intended to constitute a complete description of all tax consequences relating to the Merger. The tax consequences of the Merger to you will depend upon the facts of your particular situation. Because individual circumstances may differ, we urge you to consult with your tax advisor regarding the applicability to you of the rules discussed above and the particular tax effects to you of the Merger, including the application of state, local and non-U.S. tax laws.
BSPRT and Capstead will treat the Merger as a taxable transaction for federal income tax purposes. Accordingly, the following discussion assumes that the Merger will be a taxable transaction.
Consequences to Capstead of the Merger
For U.S. federal income tax purposes, the Merger will be treated as if Capstead had sold all of its assets owned at the time of the Merger to BSPRT in exchange for the Total BSPRT Merger Consideration in a fully taxable transaction and then made a liquidating distribution of the Total BSPRT Merger Consideration to the Capstead stockholders in exchange for the outstanding Capstead Common Stock and Capstead Series E Preferred Stock. The federal income tax consequences to Capstead of the deemed sale of its assets and the deemed distribution of the Total BSPRT Consideration to its stockholders will depend on a number of factors, including the amount of gain realized by Capstead, the availability of net operating and capital loss carryovers and whether Capstead qualifies as a REIT in its taxable year that ends on the date of the Merger.
Consequences of the Merger to U.S. Shareholders
General. Subject to the discussion below relating to the treatment of the Advisor Cash Consideration, a U.S. shareholder that is a holder of Capstead Common Stock generally should recognize gain or loss upon the exchange of his, her or its Capstead Common Stock for the Per Common Share BSPRT Consideration in an amount equal to the difference between the fair market value of such merger consideration received by the holder and the holder’s tax basis in his, her or its Capstead Common Stock. A U.S. shareholder that is a holder of Capstead Series E Preferred Stock generally should recognize gain or loss upon the exchange of his, her or its Capstead Series E Preferred Stock for the Preferred Merger Consideration in an amount equal to the difference between the fair market value of such merger consideration received by the holder and the holder’s tax basis in his, her or its Capstead Series E Preferred Stock. Such gain or loss recognized by a holder of Capstead Common Stock or Capstead Series E Preferred Stock generally should be capital gain or loss.
With respect to the Advisor Cash Consideration, there is limited authority addressing the tax consequences of a holder’s ’receipt of consideration from a party other than the acquiror and, as a result, the tax consequences of a U.S. shareholder’s receipt of the Advisor Cash Consideration are not clear. If the Advisor Cash Consideration is treated as additional merger consideration received in exchange for Capstead Common Stock, such payment would be treated as part of the total consideration received in exchange for the Capstead Common Stock and would be treated in the manner described above. It is possible, however, that the Advisor Cash Consideration may be treated as ordinary income, and not as received in exchange for a U.S. shareholder’s Capstead Common Stock.
Although the matter is not free from doubt, BSPRT, BSPRT Advisor, Capstead and EQ Shareowner Services (as BSPRT Advisor’s exchange agent) intend to take the position that the Advisor Cash Consideration received by a U.S. shareholder is treated as separately paid by BSPRT Advisor directly to the U.S. shareholders as additional consideration with respect to the transaction. Assuming such position is respected, any gain or loss recognized by U.S. shareholders as a result of the receipt of such consideration should be capital gain or loss. No assurance can be given, however, that the IRS will not assert, or that a court would not sustain, a contrary position.
Capital gain or loss recognized by a U.S. shareholder will constitute long-term capital gain or loss if the U.S. shareholder has held the Capstead Common Stock or Capstead Series E Preferred Stock for more than one year as of the Effective Time. Long-term capital gains for certain non-corporate U.S. shareholders, including individuals, are generally eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. If a U.S. shareholder acquired blocks of Capstead Common Stock or Capstead Series E Preferred Stock at different times or different prices, such U.S. shareholder must determine its tax basis, holding period and gain or loss separately with respect to each block of Capstead Common Stock or Capstead Series E Preferred Stock.
Special Rule for U.S. Shareholders Who Have Held Shares Less than Six Months. A U.S. shareholder who has held Capstead Common Stock or Capstead Series E Preferred Stock for less than six months at the Effective Time taking into account certain holding period rules, and who recognizes a loss on the exchange of (i) Capstead Common Stock for the Per Common Share BSPRT Consideration or (ii) Capstead Series E Preferred Stock for the Preferred Merger Consideration, will be treated as recognizing a long-term capital loss to the extent of any capital gain dividends received from Capstead, or such holder’s share of any designated retained capital gains, with respect to those shares.
Consequences of the Merger to Non-U.S. Shareholders
General. Gain recognized by a non-U.S. shareholder upon receipt of the Per Common Share BSPRT Consideration or Preferred Merger Consideration, as applicable, generally should not be subject to U.S. federal income taxation unless: (1) such non-U.S. shareholder’s Capstead Common Stock or Capstead Series E Preferred Stock is treated as effectively connected with its U.S. trade or business (and, if a tax treaty applies, is attributable to a U.S. permanent establishment by the non-U.S. shareholder); (2) such non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the calendar year and certain other conditions are met; or (3) interests in Capstead are “U.S. real property interests” or “USRPIs” for purposes of Section 897 of the Code and such non-U.S. shareholder does not qualify for the “publicly traded exception” to the tax imposed under Foreign Investment in Real Property Tax Act of 1980, sometimes referred to as the “FIRPTA tax.” The “publicly traded exception” would apply to a holder of Capstead Common Stock if (a) the Capstead Common Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market; and (b) the selling non-U.S. shareholder has not held more than 5% of Capstead Common Stock at any time during the five-year period ending on the date of the Merger. This discussion assumes that Capstead will not qualify as a REIT in its taxable year that ends on the date of the Merger. Non-U.S. shareholders that hold Capstead Series E Preferred Stock should consult with their own tax advisors to determine whether the publicly traded exception could apply to them. We expect, but cannot provide any assurance, that the Capstead Common Stock will be considered “publicly traded” at the time of the Merger.
As discussed above under the heading “— Consequences of the Merger to U.S. Shareholders,” the tax treatment of the receipt of the Advisor Cash Consideration is not clear. Given this uncertainty, except as provided below with respect to effectively connected income, BSPRT Advisor and EQ Shareowner Services (as BSPRT Advisor’s exchange agent), and any other applicable withholding agent, intend to withhold U.S. income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty, provided the non-U.S. shareholder furnishes the applicable forms or documents certifying qualification for the lower treaty rate) from the Advisor Cash Consideration payable to a non-U.S. shareholder. A non-U.S. shareholder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. shareholders should consult their tax advisors regarding the U.S. federal income tax consequences of receiving the Advisor Cash Consideration.
A non-U.S. shareholder whose gain is effectively connected with the conduct of a trade or business in the United States will be subject to U.S. federal income tax on such gain on a net basis in the same manner as a U.S. shareholder. In addition, a non-U.S. shareholder that is a corporation may be subject to the 30% branch profits tax (or lower applicable treaty rate) on such effectively connected gain.
If the non-U.S. shareholder is an individual who has been present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are satisfied, that non-U.S. shareholder will be subject to a 30% tax (or such lower rate specified by an applicable income tax treaty) on the non-U.S. shareholder’s capital gains, which may be offset by U.S.-source capital losses, if any, provided the non-U.S. shareholder has timely filed U.S. federal income tax returns with respect to such losses. In addition, the non-U.S. shareholder may be subject to applicable alternative minimum taxes.
A non-U.S. shareholder who does not meet (or does not know if it meets) the “publicly traded exception” should consult its own tax advisors concerning the tax consequences of the receipt of the Per Common Share BSPRT Consideration and the Advisor Cash Consideration, or Preferred Merger Consideration, as applicable.

Information Reporting and Backup Withholding
Information reporting and backup withholding may apply to payments made in connection with the Merger. Backup withholding will not apply, however, to a holder who (a) in the case of a U.S. shareholder, furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on a substitute IRS Form W-9 or successor form, (b) in the case of a non-U.S. shareholder, furnishes an applicable IRS Form W-8 or successor form, or (c) is otherwise exempt from backup withholding and complies with other applicable rules and certification requirements.
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Tax Opinion from Counsel Regarding REIT Qualification of Capstead
It is a condition to the obligation of BSPRT to complete the Merger that BSPRT receive an opinion of Hunton Andrews Kurth LLP (or other counsel reasonably satisfactory to BSPRT) to the effect that, commencing with Capstead’s taxable year ended December 31, 2015, Capstead has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Capstead to meet, through December 31, 2020, the requirements for qualification and taxation as a REIT under the Code. The opinion of Hunton Andrews Kurth LLP (or other counsel reasonably acceptable to BSPRT) will be subject to customary exceptions, assumptions and qualifications and will be based on representations made by Capstead regarding factual matters.
This opinion will not be binding on the IRS or the courts. Qualification and taxation as a REIT depend upon the ability of Capstead to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to gross income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements and the ongoing importance of factual determinations, there can be no assurance that the actual operating results of Capstead will satisfy the requirements for taxation as a REIT under the Code for any particular taxable year.
The foregoing discussion of U.S. federal income tax consequences is for general information purposes only and is not intended to constitute a complete description of all tax consequences relating to the Merger. Tax matters are very complicated, and the tax consequences of the Merger to you will depend upon the facts of your particular situation. Because individual circumstances may differ, holders should consult their tax advisors regarding the applicability the rules discussed above and the particular tax effects of the Merger to their situation, including the application of state, local and foreign tax laws.
The Combined Company
As used in this section, references to the terms “company,” “we,” “our,” and “us” mean only BSPRT and, following the Merger, the Combined Company, and not its subsidiaries, except as otherwise indicated.
The following is a summary of the material U.S. federal income tax consequences and other material tax considerations relating to our company and to the holders of shares of BSPRT and, following the Merger, the Combined Company’s common and preferred stock, or “shares.” The discussion set forth herein is not intended to be, and should not be construed as, tax advice. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this section. This discussion is based upon the Code, the Treasury regulations, rulings and other administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion also is based upon the assumption that we will operate our company and our subsidiaries and affiliates in accordance with their applicable organizational documents and in the manner that we have represented. This discussion does not address the actual material U.S. federal income tax consequences of the ownership and disposition of our shares to any particular shareholder, which depend on that shareholder’s particular tax circumstances. In addition, this discussion does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any U.S. federal tax laws other than the U.S. federal income tax laws, associated with the ownership or disposition of our shares or our election to be taxed as a REIT.

The U.S. federal income tax treatment of holders of our shares depends in some instances on determinations of facts and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You are urged to consult your tax advisor regarding the tax consequences to you of:
•	the acquisition, ownership and disposition of our shares, including the U.S. federal, state, local, and foreign income and other tax consequences;
•	our election to be taxed as a REIT for U.S. federal income tax purposes; and
•	potential changes in applicable tax laws.
Taxation of the Combined Company
We elected to be treated as a REIT effective for our taxable year ended on December 31, 2013. We believe that we have been organized and have operated in a manner to that has permitted us to qualify for taxation as a REIT from the effective date of our REIT election.
A REIT generally is not subject to U.S. federal income tax on the “REIT taxable income” (generally, taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid and excluding net capital gain) that it distributes to shareholders, provided that the REIT meets the annual REIT distribution requirement and the other requirements for qualification as a REIT under the Code. We believe that we are organized and have operated, and we intend to continue to operate, in a manner so as to qualify for taxation as a REIT under the Code. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including (through our actual annual (or in some cases quarterly) operating results) requirements relating to income, asset ownership, distribution levels and diversity of share ownership. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot provide any assurances that we will be organized or operated in a manner so as to satisfy the requirements for qualification and taxation as a REIT under the Code, or that we will meet such requirements in the future. See “— Failure to Qualify.”
The sections of the Code that relate to our qualification and taxation as a REIT are highly technical and complex. This discussion sets forth the material aspects of the Code sections that govern the U.S. federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and Treasury Regulations, and related administrative and judicial interpretations.
Taxation of REITs in General
As indicated above, qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “— Requirements for Qualification — General.” While we intend to continue to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification or that we will be able to operate in accordance with the REIT requirements in the future. See “— Failure to Qualify” below.
Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our REIT taxable income that currently is distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income, net of corporate income taxes paid, is distributed thereto. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends by us to holders of our common stock. Any net operating losses, foreign tax credits and other tax attributes generated or incurred by us generally do not pass through to our stockholders, subject to special rules for certain items such as the undistributed but designated capital gain that we recognize.

Even if we qualify to be taxed as a REIT, we nonetheless will be subject to U.S. federal income tax in the following circumstances:
•
We will be taxed at regular corporate income tax rates on any undistributed “REIT taxable income,” including undistributed net capital gain, for any taxable year. REIT taxable income is the taxable income of the REIT, subject to specified adjustments, including a deduction for dividends paid.

•
If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•
If we elect to treat property that we acquire in connection with certain leasehold terminations or a foreclosure of a mortgage loan as “foreclosure property,” we may thereby avoid (1) the 100% prohibited transactions tax on gain from a resale of that property (if the sale otherwise would constitute a prohibited transaction); and (2) the inclusion of any income from such property as non-qualifying income for purposes of the REIT gross income tests discussed below. Income from the sale or operation of the property may be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).

•
If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be subject to a 100% tax on an amount equal to (1) the greater of (a) the amount by which we fail the 75% gross income test, or (b) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect our profitability.

•
If we violate the asset tests (other than a de minimis failure of the 5% or 10% asset test) or other requirements applicable to REITs, as described below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to at least $50,000 per failure, which, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest U.S. federal corporate income tax rate (currently 21%), if that amount exceeds $50,000 per failure.

•
If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods (collectively, the “required distribution”), we will be subject to a non-deductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts upon which we paid U.S. federal corporate income tax at the corporate level.

•
We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders.

•
We will be subject to a 100% penalty tax on amounts we receive from, on certain expenses deducted by, and on certain service income imputed to, a TRS if certain arrangements between us and our TRSs are not comparable to similar arrangements among unrelated parties.

•
If we acquire appreciated assets from a corporation that is or has been a C corporation (or a partnership in which a C corporation is a partner) in a transaction in which our tax basis in the assets is determined by reference to the C corporation’s (or such partnership’s) tax basis in such assets, provided no election is made for the transaction to be taxable currently, we will be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the five-year period following the acquisition from the C corporation (or partnership).

•	We may elect to retain and pay U.S. federal corporate income tax on our net long-term capital gain.
•	The earnings of our subsidiaries that are C corporations, including our TRSs, are subject to domestic and/or foreign corporate income tax.

•
If we own a residual interest in a real estate mortgage investment conduit, or REMIC, we will be taxable at the highest corporate rate on the portion of any excess inclusion income that we derive from the REMIC residual interests equal to the percentage of our stock that is held in record name by “disqualified organizations.” Similar rules apply to a REIT that owns an equity interest in a taxable mortgage pool. To the extent that we own a REMIC residual interest or a taxable mortgage pool through a TRS, we will not be subject to this tax. For a discussion of “excess inclusion income,” see “— Taxable Mortgage Pools.” A “disqualified organization” includes:

○	the United States;
○	any state or political subdivision of the United States;
○	any foreign government;
○	any international organization;
○	any agency or instrumentality of any of the foregoing;
○
any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Code; and

○	any rural electrical or telephone cooperative.
We do not currently intend to hold REMIC residual interests or interests in taxable mortgage pools.
In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on our assets and operations. We also could be subject to tax in other situations and on transactions not presently contemplated.
Requirements for Qualification — General
To qualify as a REIT, we must elect to be treated as a REIT, and we must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests, and (d) annual dividend requirements. The Code defines a REIT as a corporation, trust or association:
(1)	that is managed by one or more trustees or directors;
(2)	the beneficial ownership of which is evidenced by transferable stock, or by transferable certificates of beneficial interest;
(3)	that would be taxable as a domestic corporation but for Sections 856 through 860 of the Code;
(4)	that is neither a financial institution nor an insurance company subject to applicable provisions of the Code;
(5)	the beneficial ownership of which is held by 100 or more persons;
(6)
during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities and as determined by applying certain attribution rules);

(7)
that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all of the relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT qualification;

(8)	that uses a calendar year for U.S. federal income tax purposes;
(9)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions; and
(10)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year.
The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes. However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding stock of a REIT in proportion to their actual interests in the trust for purposes of condition (6) above.
To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of 5% or more of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If such record holder fails or refuses to comply with the demands, such record holder will be required by Treasury regulations to submit a statement with such record holder’s tax return disclosing such record holder’s actual ownership of our stock and other information. We have complied, and currently intend to continue to comply, with these requirements.
We believe that we have been organized, have operated and have issued sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (10). Our charter provides restrictions regarding the ownership and transfers of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above. These restrictions, however, do not ensure that we previously have satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy, such stock ownership requirements. If we fail to satisfy these requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the demand and record-keeping requirements described in the previous paragraph and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6), we will be treated as having satisfied this requirement. See “— Failure to Qualify as a REIT.”
Effect of Subsidiary Entities
Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a limited liability company, that has a single owner, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests.
If a REIT is a partner in a partnership, the REIT will be deemed to own its proportionate capital share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that capital share. Also, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of satisfying the gross income tests and the asset tests. In addition, the assets and items of income of any partnership in which we own a direct or indirect interest include such partnership’s share of assets and items of income of any partnership in which it owns an interest. The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entity or arrangement treated as a partnership for tax purposes.
Generally, for taxable years beginning in 2018 or after, U.S. federal income tax audits of partnerships and the collection of any tax resulting from such audits or other tax proceedings can result in liabilities at the partnership rather than at the partner level. Under the new rules, the partnership itself must pay any “imputed underpayments,” consisting of delinquent taxes, interest, and penalties deemed to arise out of an audit of the partnership, unless certain alternative methods are available and the partnership elects to utilize them. Therefore, it is possible that any partnership in which we are a partner could be subject to, or otherwise bear the economic burden of, U.S. federal income tax, interest, and penalties resulting from a U.S. federal income tax audit of that partnership, and as a result we may bear more than our proportionate share of such tax, interest, and penalties.
Qualified REIT Subsidiaries. A corporation that is a qualified REIT subsidiary, or QRS, is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a QRS are treated as assets, liabilities and items of income, deduction and credit of the parent REIT. A QRS is a corporation for income tax purposes, other than a TRS (as defined below), all of the stock of which is owned by a REIT. Thus, in applying the requirements described herein, any QRS that we own will be ignored for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities and items of income, deduction and credit.
Taxable REIT Subsidiaries. A TRS is an entity that is taxable as a corporation in which a REIT owns, directly or indirectly, an equity interest, including stock, and that elects with the REIT to be treated as a TRS under the Code. If a TRS owns, directly or indirectly, securities representing more than 35% of the vote or value of a subsidiary corporation, that subsidiary also will be treated as a TRS. A TRS is a C corporation subject to U.S. federal income tax at applicable corporate income tax rates. The gross income and assets of our TRSs are not attributable to us for purposes of satisfying the REIT income and asset test requirements.
The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns securities possessing more than 35% of the total voting power or total value of the outstanding securities of such corporation will automatically be treated as a TRS. We are not treated as holding the assets of a TRS or as receiving any income that the subsidiary earns. Rather, the stock issued by a TRS to us is an asset in our hands, and we treat the distributions paid to us from such taxable subsidiary, if any, as income. This treatment can affect our compliance with the gross income and asset tests. Because we do not include the assets and income of TRSs in determining our compliance with the REIT Requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Under current law, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.
Income Tests
We must satisfy two gross income requirements annually. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in prohibited transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property”; dividends received from other REITs; interest income derived from mortgage loans secured by real property; income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; certain income from qualified temporary investments; and gains from the sale of real estate assets. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from “hedging transactions,” as defined in “— Hedging Transactions,” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry select commercial real estate equity investments or to hedge certain foreign currency risks and that are clearly and timely identified as hedges will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests.
Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met, including the following. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which the REIT derives no revenue or through a TRS. We and our affiliates are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we and our affiliates may directly or indirectly provide non-customary services to tenants of properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For this purpose, the amount received by the REIT for such service is deemed to be at least 150% of the REIT’s direct cost of providing the service. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity.
Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we have a binding commitment to acquire or originate the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and its income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.
To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, or a shared appreciation provision, income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.
To the extent that a REIT derives interest income from a mortgage loan or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had it been earned directly by a REIT.
We hold certain mezzanine loans and may originate or acquire other mezzanine loans. Mezzanine loans are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. In Revenue Procedure 2003-65, the IRS established a safe harbor under which loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as real estate assets for purposes of the REIT asset tests described below, and interest derived from those loans will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied.
Although Revenue Procedure 2003-65 provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, some of our mezzanine loans may not meet all of the requirements for reliance on the safe harbor. To the extent any mezzanine loans that we originate or acquire do not qualify for the safe harbor described above, the interest income from the loans will be qualifying income for purposes of the 95% gross income test, but there is a risk that such interest income will not be qualifying income for purposes of the 75% gross income test. We believe that we currently invest in mezzanine loans, and intend to continue to invest in mezzanine loans, in a manner that will enable us to satisfy the REIT gross income and asset tests.
We may hold certain participation interests, or “B-Notes,” in mortgage loans and mezzanine loans originated by other lenders. A B-Note is an interest created in an underlying loan by virtue of a participation or similar agreement, to which the originator of the loan is a party, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of a participant’s investment depends upon the performance of the underlying loan, and if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan, and grants junior participations, which will be a first loss position in the event of a default by the borrower. We may acquire participations in commercial real estate debt that we believe qualify for purposes of the REIT asset tests described below, and that interest derived from such investments will be treated as qualifying mortgage interest for purposes of the 75% gross income test. The appropriate treatment of participation interests for federal income tax purposes is not entirely certain, and no assurance can be given that the IRS will not challenge our treatment of participation interests.
Many of the terms of the mortgage loans, mezzanine loans and subordinated mortgage interests and the loans supporting the mortgage-backed securities that we hold or expect to acquire have been modified and may in the future be modified. Under the Code, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. Revenue Procedure 2014-51 provides a safe harbor pursuant to which we will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests in connection with a loan modification that is: (i) occasioned by a borrower default; or (ii) made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. No assurance can be provided that all of our loan modifications will qualify for the safe harbor in Revenue Procedure 2014-51. To the extent we significantly modify loans in a manner that does not qualify for that safe harbor, we will be required to redetermine the value of the real property securing the loan at the time it was significantly modified. In determining the value of the real property securing such a loan, we generally will not obtain third-party appraisals but rather will rely on internal valuations. No assurance can be provided that the IRS will not successfully challenge our internal valuations. If the terms of our mortgage loans, mezzanine loans and subordinated mortgage interests and loans supporting our mortgage-backed securities are significantly modified in a manner that does not qualify for the safe harbor in Revenue Procedure 2014-51 and the fair market value of the real property securing such loans has decreased significantly, we could fail the 75% gross income test, the 75% asset test and/or the 10% value test.
We own CMBS, and expect that the CMBS will be treated either as interests in a grantor trust or as regular interests in REMICs for U.S. federal income tax purposes and that all interest income, original issue discount and market discount from our CMBS will be qualifying income for the 95% gross income test. In the case of mortgage-backed securities treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest, original issue discount and market discount on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property. In the case of CMBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include embedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities.
We believe that substantially all of our income from our mortgage related securities generally will be qualifying income for purposes of the REIT gross income tests. However, to the extent that we own non-REMIC collateralized mortgage obligations or other debt instruments secured by mortgage loans (rather than by real property), or secured by non-real estate assets, or debt securities that are not secured by mortgages on real property or interests in real property, the interest income received with respect to such securities generally will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. In addition, the loan amount of a mortgage loan that we own may exceed the value of the real property securing the loan. In that case, income from the loan will be qualifying income for purposes of the 95% gross income test, but the interest attributable to the amount of the loan that exceeds the value of the real property securing the loan will not be qualifying income for purposes of the 75% gross income test.
We may receive distributions from TRSs or other corporations that are not REITs. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test but not the 75% gross income test. Any dividends we received from a REIT will be qualifying income for purposes of both the 75% and 95% gross income tests.
We may receive various fees in connection with our operations. The fees will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by the borrower’s income and profits. Other fees are not qualifying income for purposes of either gross income test.
Any income or gain we derive from instruments that hedge certain risks, such as the risk of changes in interest rates with respect to debt incurred to acquire or carry real estate assets or certain foreign currency risks, will not be treated as income for purposes of calculating the 75% or 95% gross income test, provided that specified requirements are met. Such requirements include the instrument is properly identified as a hedge, along with the risk that it hedges, within prescribed time periods.
If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if our failure to meet these tests was due to reasonable cause and not due to willful neglect, we attach to our tax return a schedule of the sources of our income, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable, we will not qualify as a REIT. As discussed above under “— Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the amount by which we fail to satisfy the particular gross income test, adjusted to reflect the profitability of such gross income.
Asset Tests
To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year:
First, at least 75% of the value of our total assets must consist of: (a) cash or cash items, including certain receivables, (b) government securities, (c) real estate assets, including interests in real property, leaseholds and options to acquire real property and leaseholds, (d) interests in mortgages on real property (including an interest in an obligation secured by a mortgage on both real property and personal property if the fair market value of the personal property does not exceed 15% of the total fair market value of all the property securing the obligation) or on interests in real property, (e) stock in other REITs, (f) debt instruments issued by publicly offered REITs (i.e., REITs which are required to file annual and periodic reports with the SEC under the Exchange Act), (g) personal property leased in connection with real property to the extent that rents attributable to such personal property do not exceed 15% of the total rent received under the lease and are treated as “rents from real property”; and (h) investments in stock or debt instruments during the one year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five year term;
Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets;
Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities;
Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs;
Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test; and
Sixth, for taxable years beginning after December 31, 2015, no more than 25% of our total assets may consist of debt instruments issued by publicly offered REITs that qualify as “real estate assets” only because of the express inclusion of “debt instruments issued by publicly offered REITs” in the definition.
For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” generally does not include debt securities issued by a partnership to the extent of our interest as a partner of the partnership or if at least 75% of the partnership’s gross income (excluding income from prohibited transactions) is qualifying income for purposes of the 75% gross income test. In addition, “straight debt” and certain other instruments are not treated as “securities” for purposes of the 10% value test.
Taxable REIT Subsidiary. A REIT may directly or indirectly own stock in a TRS. A TRS may be any corporation in which we directly or indirectly own stock and where both we and the subsidiary make a joint election to treat the corporation as a TRS, in which case it is treated separately from us and will be subject to U.S. federal corporate income taxation. Stock of a TRS is not subject to the 10% or 5% asset tests. Instead, the value of all taxable REIT securities owned by us cannot exceed 20% of the value of our assets. We currently own one TRS.
Failure to Satisfy the Asset Tests. We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:
•	we satisfied the asset tests at the end of the preceding calendar quarter; and
•
the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. For example, there are relief provisions that are generally available for failures of the 5% asset test and the 10% asset tests if the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and the failure is corrected within six months following the quarter in which it was discovered. Additionally, there are provisions that allow a REIT that fails one or more of the asset requirements to maintain its qualification as a REIT if the failure is due to reasonable cause and not due to willful neglect, we file a schedule with a description of each asset causing the failure in accordance with Treasury Regulations, the failure is corrected within 6 months following the quarter in which it was discovered, and we pay a tax consisting of the greater of $50,000 per failure and a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test. We may not qualify for the relief provisions in all circumstances.
Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt.” A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the issuer of that security which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the following securities will not violate the 10% value test: (i) any loan made to an individual or an estate; (ii) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT); (iii) any obligation to pay rents from real property; (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity; (v) any security issued by another REIT; and (vi) any debt instrument issued by a partnership if the partnership’s income is such that the partnership would satisfy the 75% gross income test described above under “— Income Tests.” In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership.
Any interests we hold in a REMIC are generally treated as qualifying real estate assets and income we derive from interests in REMICs is generally treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC, and our income derived from the interest, qualifies for purposes of the REIT asset and income tests. Where a REIT holds a “residual interest” in a REMIC from which it derives “excess inclusion income,” the REIT will be required to either distribute the excess inclusion income or pay a tax on it (or a combination of the two), even though the income may not be received in cash by the REIT. To the extent that distributed excess inclusion income is allocable to a particular stockholder, the income: (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder; (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax; and (iii) would result in the application of federal income tax withholding at the maximum rate of 30% (and any otherwise available rate reductions under income tax treaties would not apply), to the extent allocable to most types of foreign stockholders.
We may hold certain mezzanine loans that do not qualify for the safe harbor in Revenue Procedure 2003-65 discussed above pursuant to which certain loans secured by a first priority security interest in equity interests in a pass-through entity that directly or indirectly own real property will be treated as qualifying assets for purposes of the 75% real estate asset test and therefore not be subject to the 10% vote or value test. In addition such mezzanine loans may not qualify as “straight debt” securities or for one of the other exclusions from the definition of “securities” for purposes of the 10% value test. We intend to continue to make any such investments in such a manner as not to fail the asset tests described above, but there can be no assurance we will be successful in this regard.
As discussed above, we may hold certain participation interests, including B-Notes, in mortgage loans and mezzanine loans originated by other lenders. We generally expect to treat our participation interests in mortgage loans and mezzanine loans that qualify for safe harbor under Revenue Procedure 2003-65 as qualifying real estate assets for purposes of the REIT asset tests and interest that we derive from such investments as qualifying mortgage interest for purposes of the 75% and 95% gross income tests discussed above. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the

IRS will not challenge our treatment of our participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that we derive from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, we could be subject to a penalty tax, or could fail to qualify as a REIT.
After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which our identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10 million. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test.
We expect that the commercial real estate securities that we own generally will be qualifying assets for purposes of the 75% asset test. However, to the extent that we own non-REMIC collateralized mortgage obligations or other debt instruments secured by mortgage loans (rather than by real property) or secured by non-real estate assets, or debt securities issued by C corporations that are not secured by mortgages on real property, those securities will not be qualifying assets for purposes of the 75% asset test.
We monitor compliance on an ongoing basis. Independent appraisals will not be obtained, however, to support our conclusions as to the value of our assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that we do not comply with one or more of the asset tests.
Annual Distribution Requirements
In order to continue to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an aggregate amount at least equal to:
(a)	the sum of:
(1)	90% of our “REIT taxable income” (computed without regard to the dividends paid deduction or our net capital gain or loss), and
(2)	90% of our after-tax net income, if any, from foreclosure property, minus
(b)	the sum of specified items of non-cash income.
These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid on or before the first regular dividend payment after such declaration. Distributions that we declare in October, November or December of any year payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of the year, provided that we actually pay the distribution during January of the following calendar year.
To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at the regular corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares.
To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of U.S. shareholders to the extent that we have current or accumulated earnings and profits.
If we fail to distribute during each calendar year at least the sum of: (i) 85% of our REIT ordinary income for such year; (ii) 95% of our REIT capital gain net income for such year; and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.
It is possible that, from time-to-time, we may not have sufficient cash to meet the distribution requirements due to timing differences between the actual receipt of cash and our inclusion of items in income for federal income tax purposes. Potential sources of non-cash taxable income include real estate and securities that have been financed through securitization structures, such as the term-debt structure, which require some or all of available cash flows to be used to service borrowings, loans or mortgage-backed securities we hold that have been issued at a discount and require the accrual of taxable economic interest in advance of its receipt in cash, and distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current payments in cash. In the event that such timing differences occur, it might be necessary to arrange for short-term, or possibly long-term, borrowings to meet the distribution requirements or to pay dividends in the form of taxable in-kind distributions of property.
Subject to certain exceptions, we must accrue income for U.S. federal income tax purposes no later than when such income is taken into account as revenue in our financial statements, which could create additional differences between REIT taxable income and the receipt of cash attributable to such income. In addition, Section 162(m) of the Code places a per-employee limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and certain other highly compensated executive officers. Recent changes to Section 162(m) eliminated an exception that formerly permitted certain performance-based compensation to be deducted even if in excess of $1 million, which may have the effect of increasing our REIT taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.
We may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.
Failure to Qualify
If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Income Tests” and “— Asset Tests.”
If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. If we fail to qualify for taxation as a REIT, we will not be required to make any distributions to shareholders, and any distributions that are made to shareholders will not be deductible by us. As a result, our failure to qualify for taxation as a REIT would significantly reduce the cash available for distributions by us to our shareholders. In addition, if we fail to qualify for taxation as a REIT, all distributions to shareholders, to the extent of our current and accumulated earnings and profits, will be taxable as regular corporate dividends. For taxable years beginning before January 1, 2026, generally U.S. shareholders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. Alternatively, such dividends paid to U.S. shareholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends-received deduction,
Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. In addition, if we merge with another REIT and we are the “successor” to the other REIT, the other REIT’s disqualification from taxation as a REIT would prevent us from being taxed as a REIT for the four taxable years following the year during which the other REIT’s qualification was lost. There can be no assurance that we would be entitled to any statutory relief. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the requirements applicable to REITs.
Prohibited Transactions
Net income derived from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. We conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. No assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates.
Foreclosure Property
Foreclosure property is real property (including interests in real property) and any personal property incident to such real property: (i) that is acquired by a REIT as the result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or on a mortgage loan held by the REIT and secured by the property; (ii) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated; and (iii) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. We do not anticipate that we will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if we do receive any such income, we intend to make an election to treat the related property as foreclosure property.
Hedging Transactions
We expect to enter into hedging transactions, from time-to-time, with respect to our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred or to be incurred to acquire or carry “real estate assets,” including mortgage loans, or to hedge certain foreign currency risks, any periodic income or gain from the disposition of that contract are disregarded for purposes of the 75% and 95% gross income tests. We are required to identify clearly any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and satisfy other identification requirements. To the extent that we hedge for other purposes, or to the extent that a portion of our loans are not secured by “real estate assets” (as described under “— Asset Tests”) or in other situations, the income from those transactions will likely be treated as non-qualifying income for purposes of both gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.
Taxable Mortgage Pools
An entity, or a portion of an entity, may be classified as a taxable mortgage pool, or TMP, under the Code if: (i) substantially all of its assets consist of debt obligations or interests in debt obligations; (ii) more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates; (iii) the entity has issued debt obligations (liabilities) that have two or more maturities; and (iv) the payments required to be made by the entity on its debt obligations (liabilities) “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets. Under regulations issued by the U.S. Treasury Department, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP.
A TMP generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a QRS that is a TMP. If a REIT owns directly, or indirectly through one or more QRSs or other entities that are disregarded as separate entities for U.S. federal income tax purposes, 100% of the equity interests in the TMP, the TMP will be a QRS and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT.
An investment by us in an arrangement that is classified as a TMP will be subject to tax as a separate corporation unless we own 100% of the equity in such TMP arrangement so that it is treated as a QRS, as discussed above. Whether an arrangement is or is not a TMP may not be susceptible to precise determination. If an investment in which we own an interest is characterized as a TMP and thus as a separate corporation, we will satisfy the 100% ownership requirement only so long as we own all classes of securities that for tax purposes are characterized as equity, which is often an uncertain factual issue. Accordingly, if an investment in which we own an interest is characterized as a TMP that does not qualify as a QRS, we may be unable to comply with the REIT asset tests that restrict our ability to own most corporations. Certain of our securitizations have resulted in the creation of a TMP for U.S. federal income tax purposes. For such securitizations, we own 100% of the equity interests in the TMP. As a result they are treated as QRSs and we generally are not adversely affected by the characterization as a TMP. A portion of the REIT’s income from a TMP arrangement that is not taxed as a separate corporation, which might be non-cash accrued income, could be treated as “excess inclusion income.” The manner in which excess inclusion income is calculated is not clear under current law. However, as required by IRS guidance, we intend to make such determinations based on what we believe to be a reasonable method. Under the IRS guidance, a REIT’s excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its stockholders in proportion to dividends paid. A REIT is required to notify stockholders of the amount of “excess inclusion income” allocated to them. A stockholder’s share of excess inclusion income:
•	cannot be offset by any net operating losses otherwise available to the shareholder;
•	in the case of a shareholder that is a REIT, a regulated investment company or a common trust fund or other pass through entity, is considered excess inclusion income of such entity;
•	is subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax;
•
results in the application of federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of non-U.S. shareholders; and

•
is taxable (at the highest corporate tax rate) to the REIT, rather than its stockholders, to the extent allocable to the REIT’s stock held in record name by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

Tax-exempt investors, regulated investment company or REIT investors, non-U.S. investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.

Cash/Income Differences
Our operating partnership may acquire debt instruments in the secondary market for less than their principal amount. The amount of such discount will generally be treated as a “market discount” for federal income tax purposes. It is also possible that certain debt instruments may provide for “payment-in-kind,” or PIK, interest which could give rise to “original issue discount” for federal income tax purposes. Moreover, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, if the debt is considered to be “publicly traded” for federal income tax purposes, the modified debt in our hands may be considered to have been issued with original issue discount to the extent the fair market value of the modified debt is less than the principal amount of the outstanding debt. In the event that the debt is not considered to be “publicly-traded” for federal income tax purposes, we may be required to recognize taxable income to the extent that the principal amount of the modified debt exceeds our cost of purchasing it. Also, certain loans that we originate and certain previously modified debt we acquire may be considered to have been issued with the original issue discount of the time it was modified.
In general, our operating partnership will be required to accrue original issue discount on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument. With respect to market discount, although generally our operating partnership is not required to accrue the discount annually as taxable income (absent an election to do so), interest payments with respect to any debt incurred to purchase the investment may not be deductible and a portion of any gain realized on our operating partnership’s disposition of the debt instrument may be treated as ordinary income rather than capital gain.
Finally, in the event that any debt instruments acquired by our operating partnership are delinquent as to mandatory principal and interest payments, or in the event a borrower with respect to a particular debt instrument acquired by our operating partnership encounters financial difficulty rendering it unable to pay stated interest as due, our operating partnership may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, the operating partnership may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.
Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that our operating partnership may recognize and allocate to us substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “— Annual Distribution Requirements.”
Tax Aspects of Investments in Partnerships
We will hold investments through entities, including our operating partnership, that are classified as partnerships for federal income tax purposes. In general, partnerships are “pass-through” entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items from subsidiary partnerships for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by subsidiary partnerships. See “— Effect of Subsidiary Entities — Disregarded Entities and Partnerships.” Consequently, to the extent that we hold an equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even if we may have no control, or only limited influence, over the partnership.
Entity Classification
Investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any partnerships as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If any of these entities were treated as an association taxable as a corporation for federal income tax purposes, it would be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in “— Asset Tests” and “— Income Tests,” and in turn could prevent us from qualifying as a REIT. See “— Failure to Qualify” above for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, any change in the status of any of these partnerships for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.
Tax Allocations with Respect to Partnership Properties
Under the Code and the Treasury Regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.
To the extent that any of our partnerships acquire appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury Regulations provide for a similar allocation of any existing book-tax difference to the other (i.e., non-contributing) partners. These rules may apply to the contribution by us to our operating partnerships of the cash proceeds received in offerings of our stock. As a result, we could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership’s properties than would be the case if all of the partnership’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.
Liability is imposed on the partnership (rather than its partners) for adjustments to reported partnership taxable income resulting from audits or other tax proceedings. The liability can include an imputed underpayment of tax, calculated by using the highest marginal U.S. federal income tax rate, as well as interest and penalties on such imputed underpayment of tax. Using certain rules, partnerships may be able to transfer these liabilities to their partners. In the event any adjustments are imposed by the IRS on the taxable income reported by any subsidiary partnerships, we intend to utilize certain rules to the extent possible to allow us to transfer any liability with respect to such adjustments to the partners of the subsidiary partnerships who should properly bear such liability. However, there is no assurance that we will qualify under those rules or that we will have the authority to use those rules under the operating agreements for certain of our subsidiary partnerships.
State, Local and Foreign Taxes
We may be subject to state, local or foreign taxation in various jurisdictions, including those in which we and our subsidiaries transact business, own property or reside. The state, local or foreign tax treatment of us may not conform to the federal income tax treatment discussed above. Any foreign taxes incurred by us would not pass through to stockholders to be credited against their United States federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our common stock.
Taxation of Holders of Our Common Stock
The following is a summary of certain additional federal income tax considerations with respect to the ownership of our common stock.
Taxation of Taxable U.S. Shareholders
As used herein, the term “U.S. shareholder” means a holder of our common stock that for federal income tax purposes is:
•	a citizen or resident of the U.S.;

•	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the U.S., any of its states or the District of Columbia;
•	an estate whose income is subject to federal income taxation regardless of its source; or
•
a trust if: (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that will hold our common stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our common stock by the partnership.
Taxation of U.S. Shareholders on Distributions on Our Capital Stock
For such time as we qualify to be taxed as a REIT, the distributions that we make to our U.S. shareholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends generally will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends received by most U.S. shareholders that are individuals, trusts or estates from taxable C corporations. However, for taxable years prior to January 1, 2026, generally U.S. shareholders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. In addition, such U.S. shareholders may be taxed at the preferential rates on dividends designated as qualified dividend income by and received from REITs, provided certain requirements described below are met, to the extent that the dividends are attributable to:
•	income retained by the REIT in the prior taxable year on which the REIT or a predecessor was subject to corporate-level income tax (less the amount of tax);
•
qualified dividends received by the REIT during such taxable year from domestic TRSs, other taxable domestic C corporations and certain “qualifying foreign corporations” that satisfy certain requirements (discussed below); or

•
income recognized in the prior taxable year from sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

A foreign corporation generally will be a “qualifying foreign corporation” if it is incorporated in a possession of the U.S., the corporation is eligible for benefits of an income tax treaty with the U.S. which the IRS determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the U.S. However, if a foreign corporation is a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation, and the dividends we receive from such an entity would not constitute qualified dividend income.
In addition, even if we designate certain dividends as qualified dividend income to our stockholders, the U.S. shareholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, the U.S. shareholder will only be eligible to treat the dividend as qualifying dividend income if the U.S. shareholder is taxed at individual rates and meets certain holding requirements. In general, to treat a particular dividend as qualified dividend income, a U.S. shareholder will be required to hold our stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend. Moreover, in no case may the amount we designate as qualified dividend income exceed the amount we distribute to our stockholders as dividends with respect to the taxable year. If we designate any portion of a dividend as qualified dividend income, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the U.S. shareholder as qualified dividend income.
Distributions that we designate as capital gain dividends generally will be taxed to our U.S. shareholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. shareholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. shareholders as having received, solely for tax purposes, our undistributed capital gains, and the U.S. shareholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “— Taxation of Our Company — Distribution Requirements.” U.S. shareholders will increase their adjusted tax basis in our stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders that are individuals, trusts and estates, and 21% in the case of U.S. shareholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.
Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will represent a return of capital and will not be taxable to a U.S. shareholder to the extent that the amount of such distributions does not exceed the adjusted basis of the U.S. shareholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the U.S. shareholder’s shares. To the extent that such distributions exceed the adjusted basis of a U.S. shareholder’s shares, the U.S. shareholder generally must include such distributions in income as long-term capital gain if the shares of stock have been held for more than one year, or short-term capital gain if the shares of stock have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a U.S. shareholder of record on a specified date in any such month will be treated as received by the U.S. shareholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.
We will be treated as having sufficient earnings and profits to treat as a dividend any distribution that we treat as a dividend up to the amount of the required distribution (as defined above). As a result, U.S. shareholders may be required to treat as taxable dividends certain distributions that would otherwise result in tax-free returns of capital.
To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. See “— Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of U.S. shareholders to the extent that we have current or accumulated earnings and profits
Participants in our dividend reinvestment plan (“DRIP”) will be treated for tax purposes as having received a distribution equal to the fair market value on the date of distribution of the shares received even if they purchase the shares at a discount to fair market value. As a result, participants in our DRIP may have tax liability with respect to the deemed distribution amount, but they will not receive cash distributions to pay such liability.
Taxation of U.S. Shareholders on the Disposition of Our Capital Stock
If a U.S. shareholder sells or disposes of shares of our stock, it generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the U.S. shareholder’s adjusted tax basis in the shares of stock. In general, capital gains recognized by U.S. shareholders that are individuals, trusts or estates upon the sale or disposition of our stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (up to 37% for taxable years before January 1, 2026) if the stock is held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 21% whether or not such gains are classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, Treasury regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for non-corporate U.S. shareholders) to a portion of capital gain realized by a non-corporate U.S. shareholder on the sale of shares of our stock that would correspond to our “unrecaptured Section 1250 gain.” U.S. shareholders should consult with their tax advisors with respect to their capital gain tax liability.
Capital losses recognized by a U.S. shareholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of U.S. shareholders that are individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the U.S. shareholder as long-term capital gain.
If a U.S. shareholder recognizes a loss upon a subsequent disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. U.S. shareholders should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our stock, or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.
Distributions made by us and gain arising from the sale or exchange by a U.S. shareholder of our stock will not be treated as passive activity income. As a result, U.S. shareholders will not be able to apply any “passive losses” against income or gain relating to our stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. shareholder that elects to treat capital gain dividends, qualified dividend income or capital gains from the disposition of stock as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts. We will notify stockholders regarding the portions of our distributions for each year that constitute ordinary income, return of capital and qualified dividend income.
Certain U.S. shareholders that are individuals, estates or trusts are required to pay an additional 3.8% tax on “net investment income,” (or, in the case of an estate or trust, on “undistributed net investment income”) which includes, among other things, dividends on and gains from the sale or other disposition of REIT stock. The temporary 20% deduction allowed by Section 199A of the Code with respect to ordinary REIT dividends received by non-corporate taxpayers is allowed only for purposes of Chapter 1 of the Code and thus is not allowed as a deduction allocable to such dividends for purposes of determining the amount of net investment income subject to the 3.8% net investment income tax, which is imposed under Chapter 2A of the Code. U.S. shareholders should consult their tax advisors regarding this tax on net investment income.
Information Reporting Requirements and Backup Withholding
In general, information-reporting requirements will apply to payments of distributions on our shares and payments of the proceeds of the sale of our shares to some U.S. shareholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax on such payments at the rate of 28% if:
•	the payee fails to furnish a taxpayer identification number (“TIN”) to the payer or to establish an exemption from backup withholding;
•	the IRS notifies the payer that the TIN furnished by the payee is incorrect;
•	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code; or
•	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.
Some shareholders may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s U.S. federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.
Taxation of U.S. Holders on Redemption of Preferred Stock
The treatment of any redemption of our preferred stock (as distinguished from a sale, exchange or other disposition) can only be determined on the basis of particular facts as to the holder of preferred stock at the time of redemption. In general, a holder of preferred stock will recognize capital gain or loss measured by the difference between the amount received upon the redemption and the holder of the preferred stock’s adjusted tax basis in the preferred stock redeemed (provided the preferred stock is held as a capital asset) if such redemption (i) is

“substantially disproportionate” with respect to the U.S. holder’s interest in our stock under Section 302(b)(2) of the Code, (ii) results in a “complete termination” of a holder’s interest in all classes of our stock under Section 302(b)(3) of the Code or (iii) is “not essentially equivalent to a dividend” with respect to the holder under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any preferred stock owned by the holder, but also such holder’s ownership of common stock, equity shares, other series of preferred stock and any options (including stock purchase rights) to acquire any of the foregoing. The holder also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.
If a particular holder of preferred stock owns (actually or constructively) none of our common stock or an insubstantial percentage of our outstanding common stock or preferred stock, based upon current law, it is probable that the redemption of preferred stock from such a holder would be considered “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of preferred stock intending to rely on any of these tests at the time of redemption should consult its tax advisor to determine their application to its particular situation.
If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the preferred stock will be treated as a distribution on the preferred stock as described under “Material U.S. Federal Income Tax Considerations— Taxation of Taxable U.S. shareholders” and “— Taxation of Non-U.S. shareholders” in the accompanying prospectus. If the redemption is taxed as a distribution, the holder’s adjusted tax basis in the redeemed preferred stock will be transferred to any other stockholdings of the holder of our preferred stock. If the holder of preferred stock owns no other shares of beneficial interest in us, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.
Taxation of U.S. Holders on a Conversion of Preferred Stock
Except as provided below, (i) a U.S. shareholder generally will not recognize gain or loss upon the conversion of preferred stock into our common stock, and (ii) a U.S. shareholder’s basis and holding period in our common stock received upon conversion generally will be the same as those of the converted preferred stock (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional share exchanged for cash). Any of our shares of common stock received in a conversion that are attributable to accumulated and unpaid dividends on the converted preferred stock will be treated as a distribution that is potentially taxable as a dividend. Cash received upon conversion in lieu of a fractional share generally will be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional share deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. shareholder has held the preferred stock for more than one year at the time of conversion. U.S. shareholders are urged to consult with their tax advisors regarding the U.S. federal income tax consequences of any transaction by which such holder exchanges shares of our common stock received on a conversion of preferred stock for cash or other property.
Taxation of Tax-Exempt Stockholders
Tax-exempt entities, including qualified employee pension and profit sharing trusts and IRAs, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. Dividend distributions from a REIT to an exempt employee pension trust generally do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. However, if a tax-exempt stockholder were to finance its investment in our common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. In addition, dividends that are attributable to excess inclusion income, with respect to the REMIC residual interests or taxable mortgage pools, will constitute unrelated business taxable income in the hands of most tax-exempt stockholders. See “— Taxable Mortgage Pools.” Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:
•	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;
•
We qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust (see “— Taxation of Benefit Street Partners Realty Trust, Inc. — Requirements for Qualification — General”); and

•
either: (i) one pension trust owns more than 25% of the value of our stock; or (ii) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. shareholders
The term “non-U.S. shareholder” means a holder of our common stock that is not a U.S. shareholder or a partnership or an entity treated as a partnership for federal income tax purposes. The rules governing federal income taxation of non-U.S. shareholders are complex. This section is only a summary of such rules. Non-U.S. shareholders are urged to consult their tax advisors to determine the impact of federal, state, local and non U.S. income tax laws on the ownership of our common stock, including any reporting requirements.
As described in the discussion below, distributions paid by us with respect to our common shares, our preferred shares and depositary shares will be treated for U.S. federal income tax purposes as either:
•	ordinary income dividends;
•	long-term capital gain; or
•	return of capital distributions.
This discussion assumes that our shares will continue to be considered regularly traded on an established securities market for purposes of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, provisions described below. If our shares are no longer regularly traded on an established securities market, the tax considerations described below would materially differ.
Ordinary Income Dividends
A distribution paid by us to a non-U.S. shareholder will be treated as an ordinary income dividend if the distribution is payable out of our earnings and profits and:
•	not attributable to our net capital gain; or
•
the distribution is attributable to our net capital gain from the sale of U.S. Real Property Interests (“USRPIs”), and the non-U.S. shareholder owns 10% or less of the value of our common shares at all times during the one-year period ending on the date of the distribution.

In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our shares. In cases where the dividend income from a non-U.S. shareholder’s investment in our shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. shareholder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a corporation.
Generally, we will withhold and remit to the IRS 30% (or lower applicable treaty rate) of dividend distributions (including distributions that may later be determined to have been made in excess of current and accumulated earnings and profits) that could not be treated as capital gain distributions with respect to the non-U.S. shareholder (and that are not deemed to be capital gain dividends for purposes of the FIRPTA withholding rules described below) unless:
•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN or Form W-8BEN-E, as applicable, evidencing eligibility for that reduced treaty rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. shareholder’s trade or business; or
•	the non-U.S. shareholder is a foreign sovereign or controlled entity of a foreign sovereign and also provides an IRS Form W-8EXP claiming an exemption from withholding under section 892 of the Code.
Return of Capital Distributions
Unless (A) our shares constitute a USRPI, as described in “— Dispositions of Our Shares” below, or (B) either (1) the non-U.S. shareholder’s investment in our shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder (in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain) or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. shareholder will be subject to a 30% tax on the individual’s net capital gain for the year), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it subsequently is determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our shares constitute a USRPI, as described below, distributions that we make in excess of the sum of (1) the non-U.S. shareholder’s proportionate share of our earnings and profits, and (2) the non-U.S. shareholder’s basis in its shares, will be taxed under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding tax at a rate of 15% of the amount by which the distribution exceeds the non-U.S. shareholder’s share of our earnings and profits.
Capital Gain Dividends
A distribution paid by us to a non-U.S. shareholder will be treated as long-term capital gain if the distribution is paid out of our current or accumulated earnings and profits and:
•	the distribution is attributable to our net capital gain (other than from the sale of USRPIs) and we timely designate the distribution as a capital gain dividend; or
•
the distribution is attributable to our net capital gain from the sale of USRPIs and the non-U.S. common shareholder owns more than 10% of the value of common shares at any point during the one-year period ending on the date on which the distribution is paid.

Long-term capital gain that a non-U.S. shareholder is deemed to receive from a capital gain dividend that is not attributable to the sale of USRPIs generally will not be subject to U.S. federal income tax in the hands of the non-U.S. shareholder unless:
•
the non-U.S. shareholder’s investment in our shares is effectively connected with a U.S. trade or business of the non-U.S. shareholder, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to any gain, except that a non-U.S. shareholder that is a corporation also may be subject to the 30% (or lower applicable treaty rate) branch profits tax; or

•
the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States in which case the nonresident alien individual will be subject to a 30% tax on his capital gains.

Under FIRPTA, distributions that are attributable to net capital gain from the sale by us of USRPIs and paid to a non-U.S. shareholder that owns more than 10% of the value of our shares at any time during the one-year period ending on the date on which the distribution is paid will be subject to U.S. tax as income effectively connected with a U.S. trade or business. The FIRPTA tax will apply to these distributions whether or not the distribution is designated as a capital gain dividend, and, in the case of a non-U.S. shareholder that is a corporation, such distributions also may be subject to the 30% (or lower applicable treaty rate) branch profits tax.
Any distribution paid by us that is treated as a capital gain dividend or that could be treated as a capital gain dividend with respect to a particular non-U.S. shareholder will be subject to special withholding rules under FIRPTA. We will withhold and remit to the IRS 21% (or, to the extent provided in Treasury Regulations, 20%) of any distribution that could be treated as a capital gain dividend with respect to the non-U.S. shareholder, whether or not the distribution is attributable to the sale by us of USRPIs. The amount withheld is creditable against the non-U.S. shareholder’s U.S. federal income tax liability or refundable when the non-U.S. shareholder properly and timely files a tax return with the IRS.
Certain non-U.S. pension funds that are “qualified foreign pension funds” as defined by Section 897(l) of the Code and certain non-U.S. publicly traded entities that are “qualified shareholders” as defined by Section 897(k) of the Code may be entitled to exceptions to the FIRPTA tax with respect to distributions we pay. Non-U.S. shareholders should consult with their tax advisors regarding the application of these exceptions.
Undistributed Capital Gain
Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gains in respect of our shares held by non-U.S. shareholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under this approach, the non-U.S. shareholder would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains treated as long-term capital gains to the non-U.S. shareholder, and generally receive from the IRS a refund to the extent their proportionate share of the tax paid by us were to exceed the non-U.S. shareholder’s actual U.S. federal income tax liability on such long-term capital gain. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-U.S. shareholder should consult its tax advisors regarding taxation of such undistributed capital gain.
Dispositions of Our Shares
Unless our shares constitute a USRPI, a sale of our shares by a non-U.S. shareholder generally will not be subject to U.S. federal income taxation under FIRPTA. Generally, subject to the discussion below regarding dispositions by “qualified shareholders” and “qualified foreign pension funds,” with respect to any particular shareholder, our shares will constitute a USRPI only if each of the following three statements is true:
•
Fifty percent or more of our assets on any of certain testing dates during a prescribed testing period consist of interests in real property located within the United States, excluding for this purpose, interests in real property solely in a capacity as creditor;

•
We are not a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. shareholders at all times during a specified testing period. Although we believe that we are and will remain a domestically-controlled REIT, because our shares are publicly traded, we cannot guarantee that we are or will remain a domestically-controlled qualified investment entity; and

•
Either (a) our shares are not “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market; or (b) our shares are “regularly traded” on an established securities market and the selling non-U.S. shareholder has held over 10% of our outstanding common shares any time during the five-year period ending on the date of the sale.

Certain non-U.S. pension funds that are “qualified foreign pension funds” as defined by Section 897(l) of the Code and certain non-U.S. publicly traded entities that are “qualified shareholders” as defined by Section 897(k) of the Code may be entitled to exceptions to the FIRPTA tax with respect to the sale of our shares. Non-U.S. shareholders should consult with their tax advisors regarding the application of these exceptions.
Specific wash sales rules applicable to sales of shares in a domestically-controlled qualified investment entity could result in gain recognition, taxable under FIRPTA, upon the sale of our shares even if we are a domestically-controlled qualified investment entity. These rules would apply if a non-U.S. shareholder (1) disposes of our shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. shareholder as gain from the sale or exchange of a USRPI, (2) acquires, or enters into a contract or option to acquire, other shares of our shares during the 61-day period that begins 30 days prior to such ex-dividend date, and (3) if our shares are “regularly traded” on an established securities market in the United States, such non-U.S. shareholder has owned more than 10% of our outstanding shares at any time during the one-year period ending on the date of such distribution.
If gain on the sale of our shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and, if our common shares were not “regularly traded” on an established securities market, the purchaser of the shares generally would be required to withhold 15% of the purchase price and remit such amount to the IRS.
Gain from the sale of our shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder as follows: (1) if the non-U.S. shareholder’s investment in our shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (2) if the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.
Legislative or Other Actions Affecting REITs
The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. We cannot give you any assurances as to whether, or in what form, any legislative proposals affecting REITs or their stockholders will be enacted, possibly with retroactive effect. Changes to the U.S. federal income tax laws and interpretations thereof could adversely affect an investment in our common stock. Taxpayers should consult with their tax advisors regarding the effect of potential changes to the federal income tax laws and on their particular circumstances.
Foreign Account Tax Compliance Act
Withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the U.S. and an applicable foreign country, or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, in certain circumstances, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the IRS. Under these withholding rules, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. shareholders who own shares of our common stock through foreign accounts or foreign intermediaries and certain non-U.S. shareholders. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Investors should consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

COMPARATIVE SHARE PRICES AND DIVIDENDS
BSPRT Common Stock is not currently listed for trading on any national securities exchange. The following table presents the book value per share and the fully diluted book value per share of BSPRT Common Stock as of the end of each respective fiscal quarter, computed in accordance with GAAP, and the distributions declared on the BSPRT Common Stock for the 2020 and 2021 fiscal years, which correspond with BSPRT’s respective quarterly fiscal periods for financial reporting purposes.
	GAAP Book Value per Share as of End of Period	GAAP Book Value Per Share as of End of Period (fully diluted)	Distributions Declared Per Share
2021
Second Quarter	$18.77	$18.28	$0.275
First Quarter	$18.45	$18.04	$0.275
2020
Fourth Quarter	$17.94	$17.66	$0.275
Third Quarter	$17.53	$17.53	$0.275
Second Quarter	$16.97	$16.91	$0.275
First Quarter	$16.25	$17.08	$0.359
Capstead Common Stock is listed for trading on the NYSE under the symbol “CMO”. The following table presents trading information for the Capstead Common Stock on July 23, 2021, the last trading day before the public announcement of the Merger Agreement, and September 1, 2021, the latest practicable trading day before the date of this proxy statement/prospectus.
	Capstead Common Stock
Date	High	Low	Close
July 23, 2021	$6.14	$6.03	$6.08
September 1, 2021	$6.92	$6.88	$6.92
The following table sets forth the high and low prices of Capstead Common Stock as reported on the NYSE, and the quarterly cash dividends declared per share, for each of the quarterly periods indicated.
	High	Low	Distributions Declared Per Share
2021
Second Quarter	$6.88	$6.09	$0.15
First Quarter	$6.66	$5.26	$0.15
2020
Fourth Quarter	$6.13	$5.06	$0.15
Third Quarter	$6.47	$5.15	$0.15
Second Quarter	$6.42	$3.05	$0.15
First Quarter	$8.42	$1.97	$0.15

The following table presents the adjusted book value per share for BSPRT and Capstead as of June 30, 2021, each as calculated in accordance with the Merger Agreement. For illustrative purposes, the following table also provides the estimated implied value of the consideration proposed for each share of Capstead Common Stock as of such date. This illustrative implied value was calculated by computing the assumed Exchange Ratio of 0.3521 based on the adjusted book value of BSPRT Common Stock and Capstead Common Stock as of June 30, 2021, and adding the premium cash consideration as computed based on these June 30, 2021 adjusted book values. The actual Exchange Ratio and premium cash consideration will be based on BSPRT Common Stock and Capstead common stock adjusted book values determined as of a time prior to the Closing as described in the Merger Agreement.
Date	BSPRT Common Stock – Adjusted Book Value per Share	Capstead Common Stock – Adjusted Book Value per Share	Implied Per Share Value of Consideration for Capstead Common Stock
June 30, 2021	$17.91	$6.30	$7.30
Holders of Capstead Common Stock are encouraged to obtain current market quotations for Capstead Common Stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the book value per share or, after the BSPRT Common Stock is listed, the market price, of BSPRT Common Stock before or after the effective date of the Merger. For additional information, see the sections entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 194.

DESCRIPTION OF BSPRT CAPITAL STOCK
General
The following is a summary of some of the terms of BSPRT’s capital stock, the BSPRT Charter, the BSPRT Bylaws, and certain provisions of the MGCL. You should read the BSPRT Charter and the BSPRT Bylaws and the applicable provisions of the MGCL for complete information on BSPRT’s stock. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the MGCL and the provisions of the BSPRT Charter and the BSPRT Bylaws. The BSPRT Charter and BSPRT Bylaws are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.
The description of BSPRT stock in this section applies to the capital stock of the Combined Company after the Merger. For additional information, see “Comparison of Rights of BSPRT stockholders and Capstead stockholders” beginning on page 171.
Shares Authorized
The BSPRT Charter provides that BSPRT may issue up to 1,000,000,000 shares of BSPRT capital stock, consisting of (i) 950,000,000 shares designated as common stock, $0.01 par value per share; and (ii) 50,000,000 shares designated as preferred stock, $0.01 par value per share. Of the authorized preferred stock, currently 60,000 shares are designated as BSPRT Series A Preferred Stock, 20,000 shares are designated as BSPRT Series C Preferred Stock and 20,000 shares are designated as BSPRT Series D Preferred Stock. The BSPRT Charter authorizes a majority of the entire BSPRT Board to amend the charter to increase or decrease the aggregate number of authorized shares of common stock or the number of shares of any class or series without stockholder approval.
In connection with the Merger, the following changes will occur with respect to BSPRT’s capital stock:
•
Immediately prior to the Closing, as a result of the BSPRT Recapitalization, BSPRT expects to have authorized 850,000,000 shares of BSPRT Common Stock and 50,000,000 shares of BSPRT Class B Common Stock;

•	Upon the listing of the BSPRT Common Stock on the NYSE, all shares of BSPRT Series A Preferred Stock will automatically convert into BSPRT Common Stock; and
•	At the Closing, BSPRT will classify and authorize and issue 10,329,039 shares of BSPRT Series E Preferred Stock.
Shares Outstanding
As of July 31, 2021, 44,148,122 shares of BSPRT Common Stock were issued and outstanding, 25,567 shares of BSPRT Series A Preferred Stock were issued and outstanding, 1,400 shares of BSPRT Series C Preferred Stock were issued and outstanding, 17,950 shares of BSPRT Series D Preferred Stock were outstanding, and zero shares of BSPRT Class B Common Stock and BSPRT Series E Preferred Stock were issued and outstanding.
The number of shares of BSPRT Common Stock to be issued in the Merger will depend on the Exchange Ratio that will be set prior to the Closing based on the adjusted book values of BSPRT and Capstead as determined at a time and in a manner described in the Merger Agreement. Based on the BSPRT and Capstead adjusted book values as of June 30, 2021, following the BSPRT Recapitalization and the consummation of the Merger, the Combined Company would have approximately 46,174,343 shares of BSPRT Common Stock, 39,733,310 shares of BSPRT Class B Common Stock, no shares of Series A Preferred Stock (which convert into BSPRT Common Stock upon listing of the BSPRT Common Stock), 1,400 shares of Series C Preferred Stock, 17,950 shares of Series D Preferred Stock, and 10,329,039 shares of newly classified BSPRT Series E Preferred Stock issued and outstanding.
Recapitalization
Prior the consummation of the Merger, and as contemplated by the Merger Agreement, BSPRT has agreed to take necessary corporate actions to effect the BSPRT Reverse Stock Split, a one-for-ten reverse stock split of the BSPRT Common Stock. In connection with the BSPRT Reverse Stock Split, BSPRT will file with the SDAT Articles of Amendment to the BSPRT Charter, and each outstanding share of BSPRT Common Stock as of the effective date of the Articles of Amendment will automatically combine into 1/10th of a share of BSPRT Common Stock. The Articles of Amendment will also rename the BSPRT Common Stock outstanding after the Reverse Stock Split as “Class A common stock.”

Following the BSPRT Reverse Stock Split, as contemplated by the Merger Agreement, BSPRT has also agreed to effect a stock dividend on the Class A common stock wherein BSPRT will file with the SDAT Articles Supplementary to BSPRT’s Charter designating and classifying a new series of common stock, the BSPRT Class B Common Stock, and will distribute nine shares of BSPRT Class B Common Stock to each holder of Class A common stock as of the record date to be specified by the BSPRT Board. The Class B Common Stock will be identical to the Class A common stock except that the BSPRT Class B Common Stock will convert, on a one-for-one basis, into shares of Class A common stock 180 days following the listing of the Class A common stock on the NYSE. The Class B Common Stock will not be listed on the NYSE, and therefore holders of Class B Common Stock will not be able to sell their shares of Class B Common Stock on the NYSE until the automatic conversion of such Class B Common Stock into shares of Class A common stock 180 days after the listing of the Class A common stock.
The BSPRT Recapitalization will result in each stockholder of BSPRT Common Stock as of a date to be specified prior to the Closing having the same economic value of equity securities in BSPRT as such holder did prior to the BSPRT Recapitalization, except that each such holder will have 10% of their holdings in Class A common stock and 90% of their holdings in Class B Common Stock.
Common Stock
Pursuant to the BSPRT Charter, BSPRT is authorized to issue up to 950,000,000 shares of common stock. All of the outstanding shares of BSPRT common stock are fully paid and nonassessable. Currently, BSPRT has one class of common stock issued and outstanding: the BSPRT Common Stock. After giving effect to the BSPRT Stock Dividend, BSPRT will have two classes of common stock outstanding: BSPRT Common Stock (as renamed as “Class A common stock”) and BSPRT Class B Common Stock. The BSPRT Class B Common Stock is expected to be identical in all respects to the Class A common stock except that it will not be listed on a national securities exchange and it will automatically convert into Class A common stock on a one-for-one basis 180 days after the listing of the Class A common stock on the NYSE.
BSPRT Common Stock is currently not listed on a national securities exchange, but BSPRT intends to list the BSPRT Common Stock on the NYSE in connection with the Closing under the symbol “FBRT”. The description of the BSPRT Common Stock below applies equally to both the Class A common stock and the BSPRT Class B Common Stock.
Dividend Rights.
Subject to any preferential rights of any other class or series of stock and to the provisions of the BSPRT Charter regarding the restriction on the transfer of stock, the holders of BSPRT’s common stock are entitled to such distributions as may be authorized from time to time by the BSPRT Board out of assets legally available therefor and declared by BSPRT.
Voting Rights.
Subject to the BSPRT Charter restrictions on ownership and transfer of BSPRT stock and except as may otherwise be specified in the BSPRT Charter, each holder of common stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of the BSPRT Board, which means that the holders of a majority of shares of BSPRT outstanding stock entitled to vote generally in the election of directors can elect all of the directors then standing for election and the holders of the remaining shares of common stock will not be able to elect any directors. In addition, on all matters submitted to a vote of the holders of common stock of BSPRT, the holders of the common stock vote together as a single class with the holders of the BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock, with such series of preferred stock voting on an as-converted basis.
Liquidation Rights.
Subject to any preferential rights of any other class or series of stock, upon our liquidation, holders of common stock are entitled to receive all assets available for distribution to BSPRT stockholders.
Preemptive or Similar Rights.
Holders of common stock do not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that BSPRT may issue, or preference, conversion, exchange, sinking fund or redemption rights. Holders of common stock will not have appraisal rights or rights of objecting stockholders unless the BSPRT Board determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders would otherwise be entitled to exercise appraisal rights.
Preferred Stock
The BSPRT Charter authorizes the BSPRT Board, without stockholder approval, to designate and issue one or more classes or series of preferred stock and to set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualifications or terms or conditions of redemption of each class of shares so issued. Because the BSPRT Board has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock.
The terms of the BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock, BSPRT Series D Preferred Stock and BSPRT Series E Preferred Stock are summarized below. The complete terms of each class are set forth in the Articles Supplementary applicable to each class, which have been filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.
BSPRT Series A convertible preferred stock
The BSPRT Series A Preferred Stock ranks senior to BSPRT’s common stock, and on parity with all other outstanding classes of preferred stock of BSPRT (including the BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock, and, once issued, the BSPRT Series E Preferred Stock) with respect to priority in dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BSPRT. The liquidation preference of each share of BSPRT Series A Preferred Stock is the greater of (i) $5,000 plus accrued and unpaid dividends, and (ii) the amount that would be received upon a conversion of the BSPRT Series A Preferred Stock into BSPRT Common Stock.
Dividends on the BSPRT Series A Preferred Stock, which are typically declared and paid quarterly, accrue at a rate equal to the greater of (i) an annual amount equal to 4.0% of the liquidation preference per share (subject to a 1.0% increase in the event of the ratings for the BSPRT Series A Preferred Stock decreases below a certain threshold) and (ii) the dividends that would have been paid had such share of BSPRT Series A Preferred Stock been converted into a share of common stock on the first day of such quarter, subject to proration in the event the share of BSPRT Series A Preferred Stock is not outstanding for the full quarter. Dividends are paid in arrears. Dividends will accumulate and be cumulative from the most recent date to which dividends had been paid.
Immediately prior to a “Liquidity Event,” each outstanding share of BSPRT Series A Preferred Stock shall convert into 299.2 shares of common stock, subject to anti-dilution adjustments described in the Articles Supplementary (the “Conversion Rate”). A “Liquidity Event” is defined as (i) the listing of the common stock on a national securities exchange or quotation on an electronic inter-dealer quotation system; (ii) a merger or business combination involving BSPRT pursuant to which outstanding shares common stock are exchanged for securities of another company which are listed on a national securities exchange or quoted on an electronic inter-dealer quotation system; or (iii) any other transaction or series of transaction that results in all shares of common stock being transferred or exchange for cash or securities which are listed on a national securities exchange or quoted on an electronic inter-dealer quotation system. The listing of the shares of BSPRT Common Stock on the NYSE in connection with the Merger will qualify as a “Liquidity Event” pursuant to the terms of the BSPRT Series A Preferred Stock, and therefore all outstanding shares of BSPRT Series A Preferred Stock outstanding prior to the Closing will be automatically converted into shares of BSPRT Common Stock and no more shares of BSPRT Series A Preferred Stock will be outstanding following the Closing.
If there has not been a Liquidity Event by June 25, 2024 (six years from the initial issuance of the BSPRT Series A Preferred Stock), each holder of BSPRT Series A Preferred Stock shall have the right to require BSPRT to redeem its BSPRT Series A Preferred Stock for cash at the liquidation preference, or such holder may convert all, but not less than all, of the BSPRT Series A Preferred Stock held by such holder into common stock at the Conversion Rate.
In the event of the sale of all or substantially all of the business or assets of BSPRT (by sale, merger, consolidation or otherwise) or the acquisition by any person of more than 50% of the total economic interests or voting power of all securities of BSPRT (a “BSPRT Change of Control”), other than a Liquidity Event, each holder of BSPRT Series A Preferred Stock will have the right, prior to consummation of such transaction, to convert its BSPRT Series A Preferred Stock into common stock at the Conversion Rate. In addition, in the event of a change of control (as defined in the Articles Supplementary of the BSPRT Series A Preferred Stock) of the BSPRT Advisor or a BSPRT Change of Control that is not a Liquidity Event and that is related to the removal of the BSPRT Advisor, both BSPRT and the holder shall have the right, prior to consummation of the transaction, to require the redemption of the BSPRT Series A Preferred Stock for the liquidation preference.
Holders of the BSPRT Series A Preferred Stock (voting as a single class with holders of common stock) are entitled to vote on each matter submitted to a vote of the stockholders of BSPRT upon which the holders of common stock are entitled to vote. The number of votes applicable to a share of outstanding BSPRT Series A Preferred Stock will be equal to the number of shares of common stock a share of BSPRT Series A Preferred Stock could have been converted into as of the record date set for purposes of such stockholder vote (rounded down to the nearest whole number of shares of common stock). In addition, the affirmative vote of the holders of two-thirds of the outstanding shares of BSPRT Series A Preferred Stock is required to approve the issuance of any equity securities senior to the BSPRT Series A Preferred Stock and to take certain actions materially adverse to the holders of the BSPRT Series A Preferred Stock.
BSPRT Series C convertible preferred stock
The BSPRT Series C Preferred Stock is on parity with the BSPRT Series A Preferred Stock, the BSPRT Series D Preferred Stock and, when issued, will be on parity with the BSPRT Series E Preferred Stock, with respect to preference on liquidation and dividend rights. Except as set forth below, the terms of the BSPRT Series C Preferred Stock are substantially the same as the terms of the BSPRT Series A Preferred Stock:
•	The BSPRT Series C Preferred Stock is not rated and its dividend rate is not impacted by changes in ratings.
•	There are no anti-dilution adjustments to the Conversion Price based on share issuances at below GAAP book value.
•
The BSPRT Series C Preferred Stock will not immediately convert upon a Liquidity Event; the mandatory conversion will occur on the one-year anniversary of the Liquidity Event. BSPRT has the option to accelerate the mandatory conversion date to a date no earlier than six months after the Liquidity Event upon 10 days’ notice to the holders. Therefore, the BSPRT Series C Preferred Stock will remaining outstanding for at least six months following the listing of the BSPRT Common Stock on the NYSE in connection with the Merger.

•	A BSPRT Change of Control that is also a Liquidity Event will trigger the Change of Control redemption right.
•	The optional conversion and redemption provisions are effective on and after on October 18, 2025 (rather than June 25, 2024).
With respect to voting rights on issuance of any equity securities senior to the BSPRT Series C Preferred Stock and certain other actions materially adverse to the holders of the BSPRT Series C Preferred Stock, the BSPRT Series C Preferred Stock holders will vote as a single class with other parity Preferred Stock (other than BSPRT Series A convertible preferred stock).
BSPRT Series D Preferred Stock
The BSPRT Series D Preferred Stock is on parity with the BSPRT Series A Preferred Stock and BSPRT Series C Preferred Stock, and when issued, will be on parity with the BSPRT Series E Preferred Stock, with respect to preference on liquidation and dividend rights. The terms of the BSPRT Series D Preferred Stock are substantially the same as the terms of the BSPRT Series A Preferred Stock, except that the BSPRT Series D Preferred Stock will not immediately convert upon a Liquidity Event; the mandatory conversion will occur on the one-year anniversary of the Liquidity Event. The holders have the option to accelerate the mandatory conversion date to a date no earlier than six months after the Liquidity Event. Therefore, all shares of Series D Preferred Stock will remain outstanding for at least six months following the listing of the BSPRT Common Stock on the NYSE in connection with the Merger.

With respect to voting rights on issuance of any equity securities senior to the BSPRT Series D Preferred Stock and certain other actions materially adverse to the holders of the BSPRT Series D Preferred Stock, the BSPRT Series D Preferred Stock holders will vote as a single class with other parity Preferred Stock (other than BSPRT Series A convertible preferred stock).
BSPRT 7.50% Series E cumulative redeemable preferred stock
Pursuant to the terms of the Merger Agreement, BSPRT will issue BSPRT Series E Preferred Stock in exchange for Capstead Series E Preferred Stock. Once classified and designated, the BSPRT Series E Preferred Stock generally provides for the following rights, preferences and obligations, which are materially the same as the rights, preferences and obligations provide for in the Capstead Series E Preferred Stock:
Maturity
The BSPRT Series E Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. Shares of the BSPRT Series E Preferred Stock will remain outstanding indefinitely unless BSPRT decides to redeem or otherwise repurchase them or they become convertible and are converted as described below under “— Change of Control Conversion Right.” BSPRT is not required to set apart for payment the funds to redeem the BSPRT Series E Preferred Stock.
Ranking
The BSPRT Series E Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets upon its liquidation, dissolution or winding up:
(1)	senior to all classes or series of BSPRT’s common stock and to all other equity securities issued by BSPRT other than equity securities referred to in clauses (2) and (3) below;
(2)
on a parity with all BSPRT’s Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other equity securities issued by BSPRT with terms specifically providing that those equity securities rank on a parity with the BSPRT Series E Preferred Stock, with respect to rights to the payment of dividends and the distribution of assets upon BSPRT’s liquidation, dissolution or winding up;

(3)
junior to all equity securities issued by BSPRT with terms specifically providing that those equity securities rank senior to the BSPRT Series E Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon its liquidation, dissolution or winding up (please see the section entitled “— Limited Voting Rights” below); and

(4)
effectively junior to all of BSPRT’s existing and future indebtedness (including indebtedness convertible to its common stock or preferred stock, if any) and to the indebtedness of its existing subsidiaries and any future subsidiaries.

Dividends
Holders of shares of the BSPRT Series E Preferred Stock are entitled to receive, when, as and if authorized by our board of directors and declared by BSPRT, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 7.50% of the $25.00 per share liquidation preference per annum (equivalent to $1.875 per annum per share). Dividends on the BSPRT Series E Preferred Stock shall accumulate daily and be cumulative from, and including, October 15, 2021 and shall be payable quarterly in arrears on the 15th day of each January, April, July and October (each, a “dividend payment date”), commencing January 15, 2022, with respect to the immediately preceding dividend period; provided that if any dividend payment date is not a business day, as defined in the Articles Supplementary for the BSPRT Series E Preferred Stock, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day and no interest, additional dividends or other sums will accumulate on the amount so payable for the period from and after that dividend payment date to that next succeeding business day. Any dividend payable on the BSPRT Series E Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in BSPRT’s stock records for the BSPRT Series E Preferred Stock at the close of business on the applicable record date, which shall be the last day of the calendar quarter, whether or not a business day, immediately preceding the applicable dividend payment date (each, a “dividend record date”).

No dividends on shares of BSPRT Series E Preferred Stock shall be authorized by BSPRT’s board of directors or paid or set apart for payment by BSPRT at any time when the terms and provisions of any agreement of BSPRT, including any agreement relating to its indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.
Notwithstanding the foregoing, dividends on the BSPRT Series E Preferred Stock will accumulate whether or not BSPRT has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the BSPRT Series E Preferred Stock which may be in arrears, and holders of the BSPRT Series E Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the BSPRT Series E Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.
Unless full cumulative dividends on the BSPRT Series E Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods, no dividends (other than in shares of common stock or in shares of any series of preferred stock that BSPRT may issue ranking junior to the BSPRT Series E Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set apart for payment upon shares of BSPRT’s common stock or preferred stock that BSPRT may issue ranking junior to or on a parity with the BSPRT Series E Preferred Stock as to dividends or upon liquidation. Nor shall any other distribution be declared or made upon shares of BSPRT’s common stock or preferred stock that BSPRT may issue ranking junior to or on a parity with the BSPRT Series E Preferred Stock as to dividends or upon liquidation. In addition, any shares of BSPRT’s common stock or preferred stock that BSPRT may issue ranking junior to or on a parity with the BSPRT Series E Preferred Stock as to dividends or upon liquidation shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by BSPRT (except by conversion into or exchange for BSPRT’s other capital stock that it may issue ranking junior to the BSPRT Series E Preferred Stock as to dividends and upon liquidation and except for transfers made pursuant to the provisions of the BSPRT Charter relating to restrictions on transfer and ownership of its capital stock). The foregoing shall not, however, prevent the purchase or acquisition by BSPRT of shares of any class or series of stock pursuant to the provision of Article V of the BSPRT Charter relating to restrictions on transfer and ownership or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of BSPRT Series E Preferred Stock and any preferred stock that BSPRT may issue ranking on parity with the BSPRT Series E Preferred Stock as to dividends or upon liquidation.
When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the BSPRT Series E Preferred Stock and the shares of any other series of preferred stock that BSPRT may issue ranking on a parity as to dividends with the BSPRT Series E Preferred Stock, all dividends declared upon the BSPRT Series E Preferred Stock and such other series of preferred stock shall be declared pro rata so that the amount of dividends declared per share of BSPRT Series E Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accumulated dividends per share on the BSPRT Series E Preferred Stock and such other series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the BSPRT Series E Preferred Stock which may be in arrears.
Liquidation Preference
In the event of BSPRT’s voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of BSPRT Series E Preferred Stock will be entitled to be paid out of the assets BSPRT has legally available for distribution to its stockholders, subject to the preferential rights of the holders of any class or series of its stock BSPRT may issue ranking senior to the BSPRT Series E Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of BSPRT’s common stock or any other class or series of its stock BSPRT may issue that ranks junior to the BSPRT Series E Preferred Stock as to liquidation rights.
In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, BSPRT’s available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of BSPRT

Series E Preferred Stock and the corresponding amounts payable on all shares of other classes or series of BSPRT’s capital stock that BSPRT may issue ranking on a parity with the BSPRT Series E Preferred Stock in the distribution of assets, then the holders of the BSPRT Series E Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.
Holders of BSPRT Series E Preferred Stock will be entitled to written notice of any such liquidation no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of BSPRT Series E Preferred Stock will have no right or claim to any of BSPRT’s remaining assets. The consolidation or merger of BSPRT with or into any other corporation, trust or entity or of any other entity with or into BSPRT, or the sale, lease, transfer or conveyance of all or substantially all of BSPRT’s property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of BSPRT (although such events may give rise to the special optional redemption and contingent conversion rights described below).
In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of BSPRT or otherwise, is permitted under the MGCL, amounts that would be needed, if BSPRT were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of shares of the BSPRT Series E Preferred Stock shall not be added to BSPRT’s total liabilities.
Redemption
As s provided in the BSPRT Charter, BSPRT may purchase or redeem shares of the BSPRT Series E Preferred Stock in order to preserve its qualification as a REIT. Please see the section entitled “Description of BSPRT Capital Stock — Restrictions on Ownership and Transfer.”
Optional Redemption. BSPRT may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the BSPRT Series E Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.
Special Optional Redemption Upon Change of Control. Upon the occurrence of a Change of Control, BSPRT may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the BSPRT Series E Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, BSPRT has provided notice of its election to redeem some or all of the shares of BSPRT Series E Preferred Stock (whether pursuant to BSPRT’s optional redemption right described above under “— Optional Redemption” or this special optional redemption right), the holders of BSPRT Series E Preferred Stock will not have the Change of Control Conversion Right (as defined below) described below under “— Change of Control Conversion Right” with respect to the shares called for redemption.
A “Change of Control” is deemed to occur when, after the original issuance of the BSPRT Series E Preferred Stock, the following have occurred and are continuing:
•
the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of BSPRT’s stock entitling that person to exercise more than 50% of the total voting power of all BSPRT’s stock entitled to vote generally in the election of BSPRT’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•
following the closing of any transaction referred to in the bullet point above, neither BSPRT nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American or the Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

Redemption Procedures. In the event BSPRT elects to redeem BSPRT Series E Preferred Stock, the notice of redemption will be mailed to each holder of record of BSPRT Series E Preferred Stock called for redemption at such holder’s address as it appears on BSPRT’s stock transfer records and will state the following:

•	the redemption date;
•	the number of shares of BSPRT Series E Preferred Stock to be redeemed;
•	the redemption price;
•	the place or places where certificates (if any) for the BSPRT Series E Preferred Stock are to be surrendered for payment of the redemption price;
•	that dividends on the shares to be redeemed will cease to accumulate on the redemption date;
•	whether such redemption is being made pursuant to the provisions described above under “— Optional Redemption” or “— Special Optional Redemption Upon Change of Control”;
•
if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and

•
if such redemption is being made in connection with a Change of Control, that the holders of the shares of BSPRT Series E Preferred Stock being so called for redemption will not be able to tender such shares of BSPRT Series E Preferred Stock for conversion in connection with the Change of Control and that each share of BSPRT Series E Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date (as defined below), for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

If less than all of the BSPRT Series E Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of BSPRT Series E Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of BSPRT Series E Preferred Stock, except as to the holder to whom notice was defective or not given.
Holders of shares of BSPRT Series E Preferred Stock to be redeemed shall surrender the BSPRT Series E Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of BSPRT Series E Preferred Stock has been given and if BSPRT has irrevocably set apart for payment the funds necessary for redemption in trust for the benefit of the holders of the shares of BSPRT Series E Preferred Stock so called for redemption, then from and after the redemption date (unless default shall be made by BSPRT in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of BSPRT Series E Preferred Stock, those shares of BSPRT Series E Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date is not a business day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next business day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding BSPRT Series E Preferred Stock is to be redeemed, the BSPRT Series E Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method BSPRT determines but that will not result in the automatic transfer of any shares of BSPRT Series E Preferred Stock to a trust as described under “— Restrictions on Ownership and Transfer.”
Immediately prior to any redemption of BSPRT Series E Preferred Stock, BSPRT shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of BSPRT Series E Preferred Stock at the close of business on such dividend record date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. Except as provided above, BSPRT will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the BSPRT Series E Preferred Stock to be redeemed.
Unless full cumulative dividends on all shares of BSPRT Series E Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of BSPRT Series E Preferred Stock shall be redeemed unless all outstanding shares of BSPRT Series E Preferred Stock are simultaneously redeemed, and BSPRT shall not purchase or otherwise acquire directly or indirectly any shares of BSPRT Series E

Preferred Stock (except by exchanging it for BSPRT’s capital stock ranking junior to the BSPRT Series E Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition by BSPRT of shares of BSPRT Series E Preferred Stock to preserve its REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of BSPRT Series E Preferred Stock.
Subject to applicable law, BSPRT may purchase shares of BSPRT Series E Preferred Stock in the open market, by tender or by private agreement. Any shares of BSPRT Series E Preferred Stock that BSPRT acquires may be retired and re-classified as authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be reissued as any class or series of preferred stock.
Change of Control Conversion Right
Upon the occurrence of a Change of Control, each holder of BSPRT Series E Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, BSPRT has provided notice of its election to redeem some or all of the shares of BSPRT Series E Preferred Stock held by such holder as described above under “— Redemption — Optional Redemption” or “— Redemption — Special Optional Redemption Upon Change of Control,” in which case such holder will have the right only with respect to shares of BSPRT Series E Preferred Stock that are not called for redemption) to convert some or all of the shares of the BSPRT Series E Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of BSPRT’s common stock per share of BSPRT Series E Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of:
•
the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of BSPRT Series E Preferred Stock plus the amount of any accumulated and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date and prior to the corresponding dividend payment date for the BSPRT Series E Preferred Stock, in which case no additional amount for such accumulated and unpaid dividends will be included in this sum) by (ii) the Common Stock Price, as defined below (such quotient, the “Conversion Rate”); and

•
a number to be determined as of the effective time of the Merger (the “Share Cap”), equal to (A) 3.81388 multiplied by (B) a fraction in which (i) the numerator is equal to the sum of (x) the Per Share Cash Consideration, (y) Advisor Cash Consideration per share and (z) the product of (1) the Per Share Stock Consideration and (2) the most recently reported BSPRT GAAP book value per share of common stock prior to the Closing, and (ii) the denominator is the most recently reported BSPRT GAAP book value per share of common stock prior to the Closing, subject to certain adjustments as described below.

Except as set forth in the Articles Supplementary for the BSPRT Series E Preferred Stock and as otherwise required by law, the persons who are the holders of record of shares of BSPRT Series E Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of those shares after such dividend record date and on or prior to such dividend payment date and, in such case, the full amount of such dividend shall be paid on such dividend payment date to the persons who were the holders of record at the close of business on such dividend record date. Except as provided above, BSPRT will make no allowance for unpaid dividends that are not in arrears on the shares of BSPRT Series E Preferred Stock to be converted.
The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of BSPRT’s common stock to existing holders of its common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to BSPRT’s common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of BSPRT’s common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of BSPRT’s common stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of BSPRT’s common stock outstanding immediately prior to such Share Split.
For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of BSPRT’s common stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the BSPRT Series E Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.
In the case of a Change of Control pursuant to which BSPRT’s common stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of BSPRT Series E Preferred Stock will receive upon conversion of such shares of the BSPRT Series E Preferred Stock, the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of BSPRT’s common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”); the Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the “Conversion Consideration”).
If the holders of BSPRT’s common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of BSPRT’s common stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of BSPRT’s common stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of BSPRT’s common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.
BSPRT will not issue fractional shares of its common stock upon the conversion of the BSPRT Series E Preferred Stock in connection with a Change of Control. Instead, BSPRT will make a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.
Within 15 days following the occurrence of a Change of Control, provided that BSPRT has not then exercised its right to redeem all shares of BSPRT Series E Preferred Stock pursuant to the redemption provisions described above, BSPRT will provide to holders of BSPRT Series E Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:
•	the events constituting the Change of Control;
•	the date of the Change of Control;
•	the last date on which the holders of BSPRT Series E Preferred Stock may exercise their Change of Control Conversion Right;
•	the method and period for calculating the Common Stock Price;
•	the Change of Control Conversion Date;
•
that if, prior to the Change of Control Conversion Date, BSPRT has provided notice of its election to redeem all or any shares of BSPRT Series E Preferred Stock, holders will not be able to convert the shares of BSPRT Series E Preferred Stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right;

•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of BSPRT Series E Preferred Stock;
•	the name and address of the paying agent, transfer agent and conversion agent for the BSPRT Series E Preferred Stock;
•
the procedures that the holders of BSPRT Series E Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and

•	the last date on which holders of BSPRT Series E Preferred Stock may withdraw shares surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.
Under such circumstances, BSPRT also will issue a press release containing such notice for publication on Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on BSPRT’s website, in any event prior to the opening of business on the first business day following any date on which BSPRT provides the notice described above to the holders of BSPRT Series E Preferred Stock.
To exercise the Change of Control Conversion Right, the holders of BSPRT Series E Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of BSPRT Series E Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of BSPRT Series E Preferred Stock held in book-entry form through a Depositary, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of BSPRT Series E Preferred Stock to be converted through the facilities of such Depositary), together with a written conversion notice in the form provided by BSPRT, duly completed, to its transfer agent. The conversion notice must state:
•	the relevant Change of Control Conversion Date;
•	the number of shares of BSPRT Series E Preferred Stock to be converted; and
•	that the shares of the BSPRT Series E Preferred Stock are to be converted pursuant to the applicable provisions of the BSPRT Series E Preferred Stock.
The “Change of Control Conversion Date” is the date the BSPRT Series E Preferred Stock is to be converted, which will be a business day selected by BSPRT that is no fewer than 20 days nor more than 35 days after the date on which BSPRT provides the notice described above to the holders of BSPRT Series E Preferred Stock.
The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of BSPRT’s common stock is solely cash, the amount of cash consideration per share of its common stock or (ii) if the consideration to be received in the Change of Control by holders of BSPRT’s common stock is other than solely cash (x) the average of the closing sale prices per share of BSPRT’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which BSPRT’s common stock is then traded, or (y) the average of the last quoted bid prices for BSPRT’s common stock in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if BSPRT’s common stock is not then listed for trading on a U.S. securities exchange.
Holders of BSPRT Series E Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to BSPRT’s transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state:
•	the number of withdrawn shares of BSPRT Series E Preferred Stock;
•	if certificated BSPRT Series E Preferred Stock has been surrendered for conversion, the certificate numbers of the withdrawn shares of BSPRT Series E Preferred Stock; and
•	the number of shares of BSPRT Series E Preferred Stock, if any, which remain subject to the holder’s conversion notice.
Notwithstanding the foregoing, if any shares of BSPRT Series E Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”) or a similar depositary (each, a “Depositary”), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable Depositary.
BSPRT Series E Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control

Conversion Date, unless prior to the Change of Control Conversion Date BSPRT has provided notice of its election to redeem some or all of the shares of BSPRT Series E Preferred Stock, as described above under “— Redemption — Optional Redemption” or “— Redemption — Special Optional Redemption Upon Change of Control,” in which case only the shares of BSPRT Series E Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid. If BSPRT elects to redeem shares of BSPRT Series E Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of BSPRT Series E Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price described above under “— Redemption — Optional Redemption” or “— Redemption — Special Optional Redemption Upon Change of Control,” as applicable.
BSPRT will deliver all securities, cash and any other property owing upon conversion no later than the third business day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of BSPRT’s common stock or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.
In connection with the exercise of any Change of Control Conversion Right, BSPRT will comply with all federal and state securities laws and stock exchange rules in connection with any conversion of shares of the BSPRT Series E Preferred Stock into shares of BSPRT’s common stock or other property. Notwithstanding any other provision of the BSPRT Series E Preferred Stock, no holder of BSPRT Series E Preferred Stock will be entitled to convert such shares of the BSPRT Series E Preferred Stock into shares of BSPRT’s common stock to the extent that receipt of such shares of common stock would cause such holder (or any other person) to exceed the applicable share ownership limitations contained in the BSPRT Charter. Please see the section entitled “— Restrictions on Ownership and Transfer.”
The Change of Control conversion feature may make it more difficult for a third party to acquire BSPRT or discourage a party from acquiring it.
Except as provided above in connection with a Change of Control, the BSPRT Series E Preferred Stock is not convertible into or exchangeable for any other securities or property.
Limited Voting Rights
Holders of the BSPRT Series E Preferred Stock do not have any voting rights, except as set forth below.
Whenever dividends on any shares of BSPRT Series E Preferred Stock are in arrears for six or more quarterly dividend periods, whether or not consecutive, the number of directors constituting the BSPRT Board will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of BSPRT’s preferred stock BSPRT has issued or may issue upon which like voting rights have been conferred and are exercisable and with which the BSPRT Series E Preferred Stock is entitled to vote as a class with respect to the election of those two directors), and the holders of BSPRT Series E Preferred Stock, voting as a single class with all other classes or series of preferred stock BSPRT has issued or may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the BSPRT Series E Preferred Stock in the election of those two directors will be entitled to vote for the election of those two additional directors at a special meeting called by BSPRT at the request of the holders of record of at least 25% of the outstanding shares of BSPRT Series E Preferred Stock or by the holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the BSPRT Series E Preferred Stock in the election of those two directors (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which case, such vote will be held at the earlier of the next annual or special meeting of stockholders), and at each subsequent annual meeting until all dividends accumulated on the BSPRT Series E Preferred Stock for all past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment. In that case, the right of holders of the BSPRT Series E Preferred Stock to elect any directors will cease and, unless there are other classes or series of BSPRT’s preferred stock upon which like voting rights have been conferred and are exercisable, the term of office of any directors elected by holders of the BSPRT Series E Preferred Stock shall immediately terminate and the number of directors constituting the board of directors shall be reduced accordingly. For the avoidance of doubt, in no event shall the total number of directors elected by holders of the

BSPRT Series E Preferred Stock (voting together as a separate class with all other classes or series of preferred stock BSPRT may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the BSPRT Series E Preferred Stock in the election of such directors) pursuant to these voting rights exceed two.
If a special meeting is not called by BSPRT within 30 days after request from the holders of BSPRT Series E Preferred Stock as described above, then the holders of record of at least 25% of the outstanding BSPRT Series E Preferred Stock may designate a holder to call the meeting at BSPRT’s expense.
On each matter on which holders of BSPRT Series E Preferred Stock are entitled to vote, each share of BSPRT Series E Preferred Stock will be entitled to one vote, except that when shares of any other class or series of BSPRT’s preferred stock have the right to vote with the BSPRT Series E Preferred Stock as a single class on any matter, the BSPRT Series E Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends).
So long as any shares of BSPRT Series E Preferred Stock remain outstanding, BSPRT will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the BSPRT Series E Preferred Stock outstanding at the time, voting together as a single class with all series of Preferred Stock ranking on a parity with the BSPRT Series E Preferred Stock that BSPRT may issue and upon which like voting rights have been conferred and are exercisable, given in person or by proxy, either in writing or at a meeting, (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the BSPRT Series E Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of BSPRT’s authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the BSPRT Charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the BSPRT Series E Preferred Stock (each, an “Event”); provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the BSPRT Series E Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that, upon an occurrence of an Event, BSPRT may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the BSPRT Series E Preferred Stock and, provided further, that any increase in the amount of the authorized common stock or preferred stock, including the BSPRT Series E Preferred Stock, or the creation or issuance of any additional BSPRT Series E Preferred Stock or other series of preferred stock that BSPRT may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the BSPRT Series E Preferred Stock that BSPRT may issue with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers. Notwithstanding the foregoing, holders of any parity preferred stock shall not be entitled to vote together as a class with the holders of BSPRT Series E Preferred Stock on any amendment, alteration or repeal of the BSPRT Charter unless such action affects the holders of the BSPRT Series E Preferred Stock and such parity preferred stock equally.
The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of BSPRT Series E Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.
Except as expressly stated in the Articles Supplementary for the BSPRT Series E Preferred Stock, the BSPRT Series E Preferred Stock does not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action.
Information Rights
During any period in which BSPRT is not subject to Section 13 or 15(d) of the Exchange Act and any shares of BSPRT Series E Preferred Stock are outstanding, BSPRT will use its best efforts to (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of BSPRT Series E Preferred Stock, as their names and addresses appear on BSPRT’s record books and without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that BSPRT would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if BSPRT were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of

BSPRT Series E Preferred Stock. BSPRT will use its best effort to mail (or otherwise provide) the information to the holders of the BSPRT Series E Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if BSPRT were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which BSPRT would be required to file such periodic reports if BSPRT were a “non-accelerated filer” within the meaning of the Exchange Act.
Preemptive Rights
No holders of the BSPRT Series E Preferred Stock, as holders of BSPRT Series E Preferred Stock, have any preemptive rights to purchase or subscribe for BSPRT’s common stock or any of its other securities.
Book-Entry Procedures
DTC will act as securities depositary for the BSPRT Series E Preferred Stock. BSPRT will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of shares of BSPRT Series E Preferred Stock. BSPRT will deposit these certificates with DTC or a custodian appointed by DTC. BSPRT will not issue certificates to holders of the BSPRT Series E Preferred Stock for shares of BSPRT Series E Preferred Stock, unless DTC’s services are discontinued as described below.
Title to book-entry interests in the BSPRT Series E Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in shares of the BSPRT Series E Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the BSPRT Series E Preferred Stock.
DTC has advised BSPRT that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the underwriters, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.
When shares of BSPRT Series E Preferred Stock are purchased within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the BSPRT Series E Preferred Stock on DTC’s records. Holders of BSPRT Series E Preferred Stock will be considered to be the “beneficial owner” of the BSPRT Series E Preferred Stock. Such beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts shares of BSPRT Series E Preferred Stock are credited.
Holders of BSPRT Series E Preferred Stock will not receive written confirmation from DTC of the purchase of BSPRT Series E Preferred Stock. The Direct or Indirect Participants through whom the BSPRT Series E Preferred Stock were purchased should send such holders written confirmations providing details of the transactions, as well as periodic statements of the holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers.
Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.
Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

BSPRT understands that, under DTC’s existing practices, in the event that BSPRT requests any action of the holders, or an owner of a beneficial interest in a global security, such as a holder of the BSPRT Series E Preferred Stock, desires to take any action which a holder is entitled to take under the BSPRT Charter (including the Articles Supplementary for the BSPRT Series E Preferred Stock), DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.
Any redemption notices with respect to the BSPRT Series E Preferred Stock will be sent to Cede & Co. If less than all of the outstanding shares of BSPRT Series E Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of shares of BSPRT Series E Preferred Stock in accordance with its procedures.
In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the shares of BSPRT Series E Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to BSPRT as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the shares of BSPRT Series E Preferred Stock are credited to on the record date, which are identified in a listing attached to the omnibus proxy.
Dividends on the BSPRT Series E Preferred Stock will be made directly to DTC’s nominee (or its successor, if applicable). DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.
Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, BSPRT or any agent of BSPRT.
DTC may discontinue providing its services as securities depositary with respect to the BSPRT Series E Preferred Stock at any time by giving reasonable notice to BSPRT. Additionally, BSPRT may decide to discontinue the book-entry only system of transfers with respect to the BSPRT Series E Preferred Stock. In that event, BSPRT will print and deliver certificates in fully registered form for the BSPRT Series E Preferred Stock. If DTC notifies BSPRT that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by BSPRT within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, BSPRT will issue the BSPRT Series E Preferred Stock in definitive form, at BSPRT’s expense, upon registration of transfer of, or in exchange for, such global security.
According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.
Global Clearance and Settlement Procedures
Secondary market trading among DTC’s Participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.
Listing
BSPRT expects that the BSPRT Series E Preferred Stock will be listed on the New York Stock Exchange under the symbol “FBRT PRE”.
Transfer Agent and Registrar
The transfer agent and registrar for the BSPRT Series E Preferred Stock will be DST Systems, Inc.

Restrictions on Ownership and Transfer
In order for BSPRT to qualify as a REIT under the Code, BSPRT must meet the following criteria regarding BSPRT’s stockholders’ ownership of its shares:
•
five or fewer individuals (as defined in the Code to include specified private foundations, employee benefit plans and trusts and charitable trusts) may not own, directly or indirectly, more than 50% in value of BSPRT’s outstanding shares during the last half of a taxable year, other than its first REIT taxable year; and

•	100 or more persons must beneficially own BSPRT’s shares during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.
BSPRT may prohibit certain acquisitions and transfers of shares so as to ensure its initial and continued qualification as a REIT under the Code. However, there can be no assurance that this prohibition will be effective. Because BSPRT believes it is essential for it to qualify as a REIT, and, once qualified, to continue to qualify, among other purposes, the BSPRT Charter provides (subject to certain exceptions) that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 7.9% in value of the aggregate of its outstanding shares of stock or more than 7.9% (in value or in number of shares, whichever is more restrictive) of any class or series of shares of its stock.
The BSPRT Board, in its sole discretion, may (prospectively or retroactively) waive this ownership limit if evidence satisfactory to BSPRT’s directors, including certain representations and undertakings required by the BSPRT Charter, is presented that such ownership will not then or in the future jeopardize its status as a REIT. Also, these restrictions on transferability and ownership will not apply if BSPRT’s directors determine that it is no longer in its best interests to continue to qualify as a REIT or that compliance is no longer necessary for REIT qualification.
Additionally, the BSPRT Charter prohibits the transfer or ownership of its stock if such transfer or ownership would:
•	with respect to transfers only, result in BSPRT’s stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution;
•	result in BSPRT being “closely held” within the meaning of Code Section 856(h) (regardless of whether the ownership interest is held during the last half of a taxable year);
•	result in BSPRT owning, directly or indirectly, more than 9.8% of the ownership interests in any tenant or subtenant; or
•	otherwise result in BSPRT’s disqualification as a REIT.
Any attempted transfer of BSPRT’s stock which, if effective, would result in BSPRT’s stock being beneficially owned by fewer than 100 persons will be null and void and the proposed transferee will not acquire any rights in such stock. In the event of any attempted transfer of BSPRT’s stock which, if effective, would result in (i) violation of the ownership limit discussed above, (ii) in its being “closely held” under Code Section 856(h), (iii) its owning (directly or indirectly) more than 9.8% of the ownership interests in any tenant or subtenant or (iv) its otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. To avoid confusion, these shares so transferred to a beneficial trust will be referred to in this prospectus as “Excess Securities.” If the transfer of Excess Securities to a beneficial trust would not be effective for any reason to prevent any of the above violations, then the transfer of that number of shares that would otherwise cause the violation will be null and void and the proposed transferee will not acquire any rights in the shares. Excess Securities will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The proposed transferee will have no rights with respect to the Excess Securities and will not benefit economically from the Excess Securities. The trustee of the beneficial trust, as holder of the Excess Securities, will be entitled to receive all dividends and other distributions authorized by the board of directors on such securities for the benefit of the charitable beneficiary. The BSPRT Charter further entitles the trustee of the beneficial trust to vote all Excess Securities. Subject to Maryland law, the trustee will also have the authority (i) to rescind as void any vote cast by the intended transferee prior to BSPRT’s discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if BSPRT has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

The trustee of the beneficial trust will select a transferee to whom the Excess Securities may be sold as long as such sale does not violate the 7.9% ownership limit or the other restrictions on ownership and transfer. Upon sale of the Excess Securities, the intended transferee (the transferee of the Excess Securities whose ownership would have violated the 7.9% ownership limit or the other restrictions on ownership and transfer) will receive from the trustee of the beneficial trust the lesser of such sale proceeds, or the price per share the intended transferee paid for the Excess Securities (or, in the case of a gift or devise to the intended transferee, the price per share equal to the market value per share on the date of the transfer to the intended transferee). The trustee may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee.
In addition, BSPRT has the right to purchase any Excess Securities at the lesser of (i) the price per share paid in the transfer that created the Excess Securities (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date BSPRT, or its designee, exercise such right. BSPRT may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. BSPRT will have the right to purchase the Excess Securities until the trustee has sold the shares. Upon a sale to BSPRT, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.
Any person who (i) acquires or attempts or intends to acquire shares in violation of the foregoing ownership limitations, or (ii) would have owned shares that resulted in a transfer to a charitable trust, is required to give BSPRT immediate written notice or, in the case of a proposed or intended transaction, 15 days’ written notice. In both cases, such persons must provide to BSPRT such other information as BSPRT may request in order to determine the effect, if any, of such transfer on BSPRT’s status as a REIT. The foregoing restrictions will continue to apply until BSPRT’s board of directors determines it is no longer in its best interest to continue to qualify as a REIT or that compliance is no longer required for REIT qualification.
The ownership limit does not apply to the underwriter in a public offering of shares or to a person or persons so exempted (prospectively or retroactively) from the ownership limit by BSPRT’s board of directors based upon appropriate assurances, including certain representations and undertakings required by the BSPRT Charter, that its qualification as a REIT is not jeopardized. Any person who owns more than 5% of the outstanding shares during any taxable year will be asked to deliver written notice setting forth the name and address of such owner, the number of shares beneficially owned, directly or indirectly, and a description of the manner in which such shares are held.
Certain Anti-takeover Matters
The BSPRT Charter and BSPRT Bylaws, and the MGCL, contain certain provisions that could make it more difficult to acquire control of BSPRT by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of BSPRT to negotiate first with its board of directors. BSPRT believes that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and facilitate negotiations that may result in improvement of the terms of an initial offer that might involve a premium price for BSPRT’s common stock or otherwise be in the best interest of its stockholders.
Business Combinations.
Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or
•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has adopted a resolution exempting any business combination with the BSPRT Advisor or any affiliate of the BSPRT Advisor. The Capstead Board has also adopted a resolution exempting the Merger from the provisions of the statute. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between BSPRT and the BSPRT Advisor or any affiliate of the BSPRT Advisor. As a result, the BSPRT Advisor or any affiliate of the BSPRT Advisor may be able to enter into business combinations with BSPRT that may not be in the best interest of BSPRT’s stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute.
The business combination statute may discourage others from trying to acquire control of BSPRT and increase the difficulty of consummating any offer.
Control Share Acquisitions.
Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders holding two-thirds of the votes entitled to be cast on the matter, excluding “control shares”:
•	owned by the acquiring person;
•	owned by BSPRT’s officers; and
•	owned by BSPRT’s employees who are also directors.
“Control shares” mean voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer in respect of which the acquirer can exercise or direct the exercise of voting power, would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:
•	one-tenth or more, but less than one-third of all voting power;
•	one-third or more, but less than a majority of all voting power; or
•	a majority or more of all voting power.
Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition occurs when, subject to some exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power (except solely by virtue of a revocable proxy) of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel the BSPRT Board to call a special meeting of stockholders to be held within 50 days of a request to consider the voting rights of the control shares. If no request for a meeting is made, BSPRT may present the question at any stockholders’ meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement on or before the 10th day after the control share acquisition as required by the statute, then, subject to some conditions and limitations, BSPRT may acquire any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or share exchange if BSPRT is a party to the transaction or to acquisitions approved or exempted by the BSPRT Charter or BSPRT Bylaws.
As permitted by the MGCL, the BSPRT Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of BSPRT’s stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.
Subtitle 8.
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:
•	a classified board,
•	a two-thirds vote requirement for removing a director,
•	a requirement that the number of directors be fixed only by vote of the directors,
•
a requirement that a vacancy on the board of directors be filled only by affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred, and

•	a majority requirement for the calling of a special meeting of stockholders.
BSPRT has elected that, except as may be provided by the BSPRT Board in setting the terms of any class or series of preferred stock, any and all vacancies on the BSPRT Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the directorship in which the vacancy occurred. Through provisions in the BSPRT Charter and BSPRT Bylaws unrelated to Subtitle 8, BSPRT already vests in the board of directors the exclusive power to fix the number of directorships, has a two-thirds vote requirement for the removal of directors and requires the request of stockholders entitled to cast a majority of the votes entitled to be cast to call a special meeting.
Exclusive Forum
The BSPRT Bylaws provide that, unless BSPRT consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the MGCL, or any successor provision thereof; (b) any derivative action or proceeding brought on behalf of BSPRT; (c) any action asserting a claim of breach of any duty owed by any director or officer or other employee of BSPRT to BSPRT or to the stockholders of BSPRT; (d) any action asserting a claim against BSPRT or any director or officer or other employee of BSPRT arising pursuant to any provision of the MGCL, the BSPRT Charter or the BSPRT Bylaws; or (e) any action asserting a claim against BSPRT or any director or officer or other employee of BSPRT that is governed by the internal affairs doctrine shall be the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division. This exclusive forum provision is intended to apply to claims arising under Maryland state law and would not apply to claims brought pursuant to the Exchange Act or Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction.
Amendment of BSPRT’s Organizational Documents
Except for those amendments permitted to be made without stockholder approval, the BSPRT Charter may be amended, after approval by the BSPRT Board, by the affirmative vote of a majority of the votes entitled to be cast on the matter (except for amendments of the provisions of the BSPRT Charter related to removal of directors and amendment of the BSPRT Charter, which require the affirmative vote of stockholders entitled to cast at least two-thirds of all votes entitled to be cast on the matter). The BSPRT Bylaws may be amended only by the BSPRT Board.

COMPARISON OF RIGHTS OF BSPRT STOCKHOLDERS AND CAPSTEAD STOCKHOLDERS
Both BSPRT and Capstead are incorporated under Maryland law. The rights of BSPRT stockholders are governed by the MGCL, the BSPRT Charter and the BSPRT Bylaws. The rights of Capstead stockholders are governed by the MGCL, the Capstead Charter and the Capstead Bylaws. Upon consummation of the Merger, the rights of the former Capstead stockholders who receive BSPRT Common Stock will be governed by the MGCL and the BSPRT Charter and the BSPRT Bylaws. Upon consummation of the Merger, holders of Capstead Series E Preferred Stock will receive BSPRT Series E Preferred Stock having the rights, preferences, privileges and voting powers materially the same as those of the Capstead Series E Preferred Stock.
The following is a summary of the material differences as of the date of this proxy statement/prospectus between the rights of BSPRT stockholders and the rights of Capstead stockholders under the governing documents of BSPRT and Capstead and the above-described laws which govern BSPRT and Capstead, respectively. The following summary is qualified in its entirety by reference to the relevant provisions of the (i) MGCL, (ii) BSPRT Charter, (iii) Capstead Charter, (iv) BSPRT Bylaws, and (v) Capstead Bylaws.
This section does not include a complete description of all differences between the rights of BSPRT stockholders and Capstead stockholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Maryland law, as well as the governing instruments of each of BSPRT and Capstead, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 194.
	Rights of BSPRT Stockholders (which will be the rights of common stockholders of the Combined Company following the Merger)	Rights of Capstead stockholders
Authorized Capital Stock
BSPRT is authorized to issue 1,000,000,000 shares, consisting of (i) 950,000,000 shares of common stock, $0.01 par value per share, and (ii) 50,000,000 shares of preferred stock, $0.01 par value per share.

As of July 31, 2021, 44,148,122 shares of BSPRT Common Stock were issued and outstanding (which includes 16,005 shares of restricted BSPRT Common Stock), 25,567shares of BSPRT Series A Preferred Stock were issued and outstanding, 1,400 shares of BSPRT Series C Preferred Stock were issued and outstanding, 17,950 shares of BSPRT Series D Preferred Stock were outstanding, and zero shares of BSPRT Class B Common Stock and BSPRT Series E Preferred Stock were issued and outstanding. Following the BSPRT Recapitalization, and the consummation of the Merger, the Combined Company is expected to have approximately 46,174,343 shares of BSPRT Common Stock, 39,733,310 shares of BSPRT Class B Common Stock, 1,400 shares of Series C Preferred Stock, 17,950 shares of Series D Preferred Stock, and 10,329,039 shares of newly classified BSPRT Series E Preferred Stock issued and outstanding.

Capstead is authorized to issue 350,000,000 shares, consisting of (i) 250,000,000 shares of common stock, $0.01 par value per share, and (ii) 100,000,000 shares of preferred stock, $0.10 par value per share.
As of July 31, 2021, 96,875,560 shares of Capstead Common Stock were issued and outstanding (which includes 822,780 shares of Capstead Restricted Stock) and 10,329,039 shares of Capstead Series E Preferred Stock were issued and outstanding.

	Rights of BSPRT Stockholders (which will be the rights of common stockholders of the Combined Company following the Merger)	Rights of Capstead stockholders
Size of Board
The BSPRT Bylaws and BSPRT Charter provide that the number of directors may be established by the Board and may not be less than the minimum number required by the MGCL (which is one). The number of directors may be increased or decreased by a majority of the entire BSPRT Board.
The BSPRT Board currently consists of five (5) directors.

The Capstead Bylaws and Capstead Charter provide that the number of directors may be established by the Board and may not be less than the minimum number required by the MGCL (which is one), nor greater than 25. The number of directors may be increased or decreased by a majority of the entire Capstead Board.
The Capstead Board currently consists of eight (8) directors.

Election of Directors
Pursuant to the BSPRT Bylaws, each of BSPRT’s directors will be elected by the holders of BSPRT common stock to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies under Maryland law. Each director is elected by the majority of votes cast for and against such nominee. However, in a contested election, directors are elected by plurality voting.

Pursuant to the Capstead Bylaws, each of Capstead’s directors will be elected by the Capstead stockholders to serve until the next annual meeting of the stockholders and until his or her successor is duly elected and qualified. Each director is elected if the votes cast for such director exceed the votes cast against such director. However, in a contested election, directors are elected by plurality voting.

Removal of Directors
The BSPRT Charter provides that, subject to the rights of holders of one or more classes or series of preferred stock, any director or the entire BSPRT Board may be removed from office at any time but only for cause, and then only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. The BSPRT Charter provides that “cause” shall mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to BSPRT through bad faith or active and deliberate dishonesty.

Capstead stockholders may remove any director from office at any time, with or without cause, by the affirmative vote of a majority of the outstanding shares of Capstead entitled to be cast for the election of directors at any meeting of the stockholders duly called and where a quorum is present.

Amendment of Charter
Except for those amendments permitted to be made without stockholder approval, the BSPRT Charter may be amended, after approval by the BSPRT Board, by the affirmative stockholder vote of a majority of the votes entitled to be cast on the matter (except for amendments of the provisions of the BSPRT Charter related to removal of directors and amendment of the BSPRT Charter, which require the affirmative vote of stockholders entitled to cast at least two-thirds of all votes entitled to be cast on the matter).

Except for those amendments permitted to be made without stockholder approval, the Capstead Charter may be amended after approval by a majority of the aggregate number of stockholder votes entitled to be cast on the matter.

Amendment of Bylaws	The BSPRT Bylaws may be amended only by the BSPRT Board.	The Capstead Bylaws may be amended, repealed or replaced at an annual or special meeting either by the Capstead Board or by

	Rights of BSPRT Stockholders (which will be the rights of common stockholders of the Combined Company following the Merger)	Rights of Capstead stockholders
a majority vote of the Capstead Common Stock.
Restrictions on Investment and Operating Policies	None in the BSPRT Charter or BSPRT Bylaws.	None in the Capstead Charter or Capstead Bylaws.
Limitations on Compensation	None in the BSPRT Charter or BSPRT Bylaws.
The Capstead Bylaws provide that compensation of a director shall be determined by the Capstead Board, provided that a director who is serving Capstead as an officer or employee and receiving salary may not receive any compensation for his or her services as a director other than reasonable expenses.

Maryland Business Combination Act
As permitted by the MGCL, the BSPRT Board may, by resolution, exempt business combinations between BSPRT and any person from the provisions of the Maryland Business Combination Act, provided that, the business combination is first approved by the BSPRT Board (including a majority of directors who are not affiliates or associates of such persons). However, the BSPRT Board may repeal or modify any such resolution at any time.

Pursuant to the MGCL, the BSPRT Board has exempted any business combination involving the BSPRT Advisor or any affiliate of the BSPRT Advisor.

As permitted by the MGCL, the Capstead Board may, by resolution, exempt business combinations between Capstead and any person from the provisions of the Maryland Business Combination Act, provided that, the business combination is first approved by the Capstead Board (including a majority of directors who are not affiliates or associates of such persons). However, the Capstead Board may repeal or modify any such resolution at any time.

Approval of Extraordinary Transactions
Under the MGCL, a Maryland corporation generally cannot merge, convert, sell all or substantially all of its assets or engage in a statutory share exchange, unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.
The BSPRT Charter provides that these actions (other than amendments to the provisions of the BSPRT charter related to the vote required to remove a director and the vote required to amend that provision) must be approved by a majority of all of the votes entitled to be cast on the matter.

Under the MGCL, a Maryland corporation generally cannot merge, convert, sell all or substantially all of its assets or engage in a statutory share exchange, unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

The Capstead Charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.

	Rights of BSPRT Stockholders (which will be the rights of common stockholders of the Combined Company following the Merger)	Rights of Capstead stockholders
Ownership and Transfer Restrictions
Except with regard to persons who are excepted by the BSPRT Charter or BSPRT Board, the BSPRT Charter restricts ownership of more than 7.9% by value or number of shares, whichever is more restrictive, of the outstanding shares of BSPRT Common Stock or capital stock.
In addition, no person may beneficially or constructively own shares of BSPRT capital stock to the extent such ownership would result in BSPRT being “closely held” within the meaning of Section 856(h) of the Code or otherwise failing to qualify as a REIT. Any transfer of shares that would result in BSPRT capital stock being held by less than 100 persons will be void.
The BSPRT Charter also provides that if any transfer of BSPRT capital stock would result in a person beneficially or constructively owning shares of BSPRT capital stock in violation of such restrictions, such shares will be automatically transferred to a charitable trust or the transfer will be voided.

Any concentration of shares that would cause Capstead to fail to qualify or be disqualified as a REIT gives the Capstead Board the power to (a) call for purchase from any stockholder or (b) refuse to transfer or issue Capstead shares to a stockholder that would be over-concentrated, in either case such that Capstead could conform with the requirements of Sections 856 (a)(5) and (6) of the Code.

Special Meetings of Stockholders
A special meeting of BSPRT stockholders may be called by the chairman of the BSPRT Board, the president, the chief executive officer, a majority of the BSPRT Board or a majority of the independent directors on the BSPRT Board. A stockholder of record may request a special meeting by following the procedures set forth in the BSPRT Bylaws. The special meeting request must be signed by stockholders of record entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such proposed meeting.

A special meeting of Capstead stockholders may be called by the chairman of the Capstead Board, the chief executive officer, a majority of the Capstead Board or by any Capstead officer upon the written request of holders of shares entitled to cast a majority of all votes at such meeting.

Advanced Notice Requirements of Stockholder Nominations and Proposals
The BSPRT Bylaws provide that nominations of individuals for election to the BSPRT Board and the proposal of other business to be considered by stockholders, the stockholder must be a stockholder of record both at the time of giving advance notice and at the time of the meeting, must be entitled to vote at the meeting and must comply with the other advance notice provisions set forth in the BSPRT Bylaws. The notice must be provided to the secretary of BSPRT not earlier than the 150th day and not later than the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting.

The Capstead Bylaws provide that nomination of individuals for election to the Capstead Board requires a stockholder to provide notice at least 120 days prior to the first anniversary of the mailing date of the notice of the preceding year’s annual meeting.

	Rights of BSPRT Stockholders (which will be the rights of common stockholders of the Combined Company following the Merger)	Rights of Capstead stockholders
Limitation of Liability and Indemnification of Directors and Officers
The BSPRT Charter contains a provision which eliminates the liability of its directors and officers to BSPRT or its stockholders for money damages to the maximum extent permitted by Maryland law. The BSPRT Bylaws obligate BSPRT to indemnify its present or former directors and officers, whether serving BSPRT or at its request any other entity, including the advancement of expenses, to the full extent permitted by Maryland Law. The BSPRT Bylaws permit BSPRT to indemnify and advance expenses to any person who served a predecessor of BSPRT.

The Capstead Charter and Capstead Bylaws obligate Capstead to indemnify its present or former directors and officers, whether serving Capstead, a predecessor of Capstead, or, at Capstead’s request, any other entity, including the advancement of expenses, to the fullest extent permitted by the MGCL.

Charter Denial of Appraisal Rights
As permitted by Maryland law, the BSPRT Charter provides that holders of BSPRT Common Stock have no appraisal rights unless the BSPRT Board determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.
The Capstead Charter does not deny appraisal rights. Though, as noted above, Capstead stockholders are not entitled to appraisal rights in connection with the Merger under Maryland law.

ABOUT BSPRT
References in this section to “we,” “our,” “us,” or the “Company” refer to Benefit Street Partners Realty Trust, Inc. and its consolidated subsidiaries.
BSPRT is a real estate finance company that primarily originates, acquires and manages a diversified portfolio of commercial real estate debt investments secured by properties located within and outside the United States. The Company was incorporated in Maryland on November 15, 2012 and commenced business operations on May 14, 2013. We made a tax election to be treated as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2013. We believe that we have qualified as a REIT and we intend to continue to meet the requirements for qualification and taxation as a REIT. Substantially all of our business is conducted through Benefit Street Partners Realty Operating Partnership. We are the sole general partner and directly or indirectly hold all of the units of limited partner interests in Benefit Street Partners Realty Operating Partnership. In general, as a REIT, BSPRT is not subject to tax on income that it distributes to its shareholders. However, BSPRT’s TRS is subject to U.S. federal, state and local income taxes.
The Company has no employees. The BSPRT Advisor serves as our advisor pursuant to BSPRT Advisory Agreement, executed on January 19, 2018. The BSPRT Advisor, an investment adviser registered with the SEC, is a credit-focused alternative asset management firm.
Established in 2008, the BSPRT Advisor’s credit platform manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies including high yield, levered loans, private/opportunistic debt, liquid credit, structured credit and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass the platform. The BSPRT Advisor manages the Company’s affairs on a day-to-day basis. The BSPRT Advisor receives compensation fees and reimbursements for services related to the investment and management of the Company’s assets and the operations of the Company. The BSPRT Advisor is a wholly-owned subsidiary of Franklin Resources, Inc., which together with its various subsidiaries operates as “Franklin Templeton”.
The Company invests in commercial real estate debt investments, which may include first mortgage loans, subordinated mortgage loans, mezzanine loans and participations in such loans. The Company also originates conduit loans which the Company intends to sell through its TRS into CMBS securitization transactions.
The Company also invests in commercial real estate securities and properties. Real estate securities may include CMBS, senior unsecured debt of publicly traded REITs, debt or equity securities of other publicly traded real estate companies and CDOs. Property investments, other than properties owned in connection with a foreclosure, are generally subject to triple net leases.
Investment Objectives
We plan to implement policies and strategies to achieve our primary investment objectives:
•	to pay attractive and stable cash distributions to stockholders; and
•	to preserve and return stockholders’ invested capital.
Investment Strategies and Policies
We have four investment strategies. One strategy is to originate, acquire and manage a diversified portfolio of commercial real estate debt, including first mortgage loans, subordinate loans, mezzanine loans and participations in such loans. We expect that our portfolio of debt investments will be secured by real estate located within and outside the United States and diversified by property type and geographic location. The second strategy is to invest in commercial real estate securities, such as CMBS, senior unsecured debt of publicly-traded REITs and CDO notes. The third strategy is to originate conduit loans and sell them through our TRS business into CMBS securitization transactions. The fourth strategy represents real estate acquired by the Company through foreclosure and deed in lieu of foreclosure, and purchases of real estate that generally are, or will be, subject to a triple net lease.
We will seek to create and maintain a portfolio of commercial real estate investments that generate stable income to enable us to pay attractive and consistent cash distributions to our stockholders. Our focus on originating and acquiring commercial real estate debt instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives.

Commercial Real Estate Debt
We originate, fund, acquire and structure commercial real estate debt, including first mortgage loans, mezzanine loans, bridge loans, and other loans related to commercial real estate. We may also acquire some equity participations in the underlying collateral of commercial real estate debt. We structure, underwrite, and originate most of our investments. We use conservative underwriting criteria to focus on risk adjusted returns based on several factors, which may include the leverage point, debt service coverage and sensitivity, lease sustainability studies, market and economic conditions, quality of the underlying collateral and location, reputation and track record of the borrower, and a clear exit or refinancing plan for the borrower. Our underwriting process involves comprehensive financial, structural, operational, and legal due diligence to assess any risks in connection with making such investments so that we can optimize pricing and structuring. By originating loans directly, we are able to structure and underwrite loans that satisfy our standards, establish a direct relationship with the borrower, and utilize our own documentation. Described below are some of the types of loans we may originate or acquire. In addition, although we generally prefer the benefits of new origination, market conditions can create situations where holders of commercial real estate debt may be in distress and are therefore willing to sell at prices that compensate the buyer for the lack of control typically associated with directly structured investments.
First Mortgage Loans
We primarily focus on first mortgage loans. First mortgage loans generally finance the acquisition, refinancing or rehabilitation of commercial real estate. First mortgage loans may be either short (one-to-five years) or long (up to ten years) term, may be fixed or floating rate, and are predominantly current-pay loans. We may originate or acquire current-pay first mortgage loans backed by properties that fit our investment strategy. We may selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or optimize returns which may include retained origination fees.
First mortgage loans typically provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control position, which at times can include control of the entire capital structure. Because of these attributes, this type of investment typically receives favorable treatment from third-party rating agencies and financing sources, which should increase the liquidity of these investments. However, these loans typically generate lower returns than subordinate debt, such as subordinate loans and mezzanine loans, commonly referred to as B-notes.
B-notes
B-notes consist of subordinate mortgage loans, including structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. Like first mortgage loans, these loans generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. Subordinated mortgage loans or B-notes may be either short (one-to-five years) or long (up to ten years) term, may be fixed or floating rate, and are predominantly current-pay loans. We may originate or acquire current-pay subordinated mortgage loans or B-notes backed by high quality properties that fit our investment strategy. We may create subordinated mortgage loans by tranching our directly originated first mortgage loans generally through syndications of senior first mortgages or buy such assets directly from third party originators. Due to the limited opportunities in this part of the capital structure, we believe there are certain situations that allow us to directly originate or to buy subordinated mortgage investments from third parties on favorable terms.
Bridge Loans
We may offer bridge financing products to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of a given property. From the borrower’s perspective, shorter term bridge financing is advantageous because it allows time to improve the property value through repositioning without encumbering it with restrictive long-term debt. The terms of these loans generally do not exceed three years.
Mezzanine Loans
Mezzanine loans are secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns commercial real estate and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. Mezzanine loans may be either short (one-to-five years) or long (up to ten years) term and may be fixed or floating rate. We may originate or acquire mezzanine loans backed by properties that fit our investment strategy. We may own such mezzanine loans directly or we may hold a participation in a mezzanine loan or a sub-participation in a mezzanine loan. These loans are predominantly current-pay loans (although there may be a portion of the interest that accrues) and may provide for participation in the value or cash flow appreciation of the underlying property as described below. With the credit market disruption and resulting dearth of capital available in this part of the capital structure, we believe that the opportunities to both directly originate and to buy mezzanine loans from third parties on favorable terms will continue to be attractive.
Equity Participations or “Kickers”
We may pursue equity participation opportunities in connection with our commercial real estate debt originations if we believe that the risk-reward characteristics of the loan merit additional upside participation related to the potential appreciation in value of the underlying assets securing the loan. Equity participations can be paid in the form of additional interest, exit fees, percentage of sharing in refinance or resale proceeds or warrants in the borrower. Equity participation can also take the form of a conversion feature, sometimes referred to as a “kicker,” which permits the lender to convert a loan or preferred equity investment into common equity in the borrower at a negotiated premium to the current net asset value of the borrower. We expect to generate additional revenues from these equity participations as a result of excess cash flows being distributed or as appreciated properties are sold or refinanced.
Commercial Real Estate Securities
In addition to our focus on origination of and investments in commercial real estate debt, we may also acquire commercial real estate securities, such as CMBS, unsecured REIT debt, CDO notes, and equity investments in entities that own commercial real estate.
CMBS
CMBS are securities that are collateralized by, or evidence ownership interests in, a single commercial mortgage loan or a partial or entire pool of mortgage loans secured by commercial properties. CMBS are generally pass-through certificates that represent beneficial ownership interests in common law trusts whose assets consist of defined portfolios of one or more commercial mortgage loans. They are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions of specified principal and interest payments from the trust’s underlying assets. The senior classes are often securities which, if rated, would have ratings ranging from low investment grade “BBB-” to higher investment grades “A,” “AA” or “AAA.” The junior, subordinated classes typically would include one or more non-investment grade classes which, if rated, would have ratings below investment grade “BBB.” Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne first by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled. We may invest in senior or subordinated, investment grade or non-investment grade CMBS, as well as unrated CMBS.
Unsecured Publicly-Traded REIT Debt Securities
We may also choose to acquire senior unsecured debt of publicly-traded equity REITs that acquire and hold real estate. Publicly-traded REITs may own large, diversified pools of commercial real estate properties or they may focus on a specific type of property, such as shopping centers, office buildings, multifamily properties and industrial warehouses. Publicly-traded REITs typically employ moderate leverage. Corporate bonds issued by these types of REITs are usually rated investment grade and benefit from strong covenant protection.
CDO Notes
CDOs are multiple class debt notes, secured by pools of assets, such as CMBS, mezzanine loans, and unsecured REIT debt. Like typical securitization structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. CDOs often have reinvestment periods that typically last for five years, during which time, proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS securitization where repayment of principal allows for redemption of bonds sequentially.
Commercial Real Estate Equity Investments
We may acquire: (i) equity interests (including preferred equity) in an entity (including, without limitation, a partnership or a limited liability company) that is an owner of commercial real property (or in an entity operating or controlling commercial real property, directly or through affiliates), which may be structured to receive a priority return or is senior to the owner’s equity (in the case of preferred equity); (ii) certain strategic joint venture opportunities where the risk-return and potential upside through sharing in asset or platform appreciation is compelling; and (iii) private issuances of equity securities (including preferred equity securities) of public companies. Our commercial real estate equity investments may or may not have a scheduled maturity and are expected to be of longer duration (five-to-ten year terms) than our typical portfolio investment. Such investments are expected to be fixed rate (if they have a stated investment rate) and may have accrual structures and provide other distributions or equity participations in overall returns above negotiated levels.
Conduit Loans
The Company originates conduit loans which the Company intends to sell through its TRS into CMBS securitization transactions at a profit. The Conduit loans are typically fixed-rate commercial real estate loans and are long (up to ten years) term, and are predominantly current-pay loans.
Other Possible Investments
Although we expect that most of our investments will be of the types described above, we may make other investments. We may invest in whatever types of interests in real estate-related assets that we believe are in our best interest which may include the commercial real property underlying our debt investments as a result of a loan workout, foreclosure or similar circumstances.
Investment Process
The BSPRT Advisor has the authority to make all the decisions regarding our investments consistent with the investment guidelines and borrowing policies approved by our board of directors and subject to the direction and oversight of our board of directors. With respect to investments in commercial real estate debt, our board of directors has adopted investment guidelines that the BSPRT Advisor must follow when acquiring such assets on our behalf without the approval of our board of directors. We will not, however, purchase assets in which the BSPRT Advisor, any of our directors or any of their affiliates has an interest without a determination by a majority of our directors (including a majority of the independent directors) not otherwise interested in the transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the asset to the affiliated seller, unless there is substantial justification for the excess amount and such excess is reasonable. Our investment guidelines and borrowing policies may be altered by a majority of our directors without approval of our stockholders. The BSPRT Advisor may not alter our investment guidelines or borrowing policies without the approval of a majority of our directors, including a majority of our independent directors.
Borrowing Strategies and Policies
Our financing strategy primarily includes the use of secured repurchase agreement facilities for loans, securities and securitizations. We have also raised capital through private placements of our equity securities. In addition to our current mix of financing sources, we may also access additional forms of financings, including credit facilities, and public or private secured and unsecured debt issuances by us or our subsidiaries.
We expect to use additional debt financing as a source of capital. We intend to employ reasonable levels of borrowing in order to provide more cash available for investment and to generate improved returns. We believe that careful use of leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. Our board of directors reviews our aggregate borrowings at least quarterly.
Income Taxes
We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with the taxable year ended December 31, 2013. In general, as a REIT, if we meet certain organizational and operational requirements and distribute at least 90% of our “REIT taxable income” (determined before the deduction of dividends paid and excluding net capital gains) to our stockholders in a year, we will not be subject to U.S. federal income tax to the extent of the income that we distribute. We believe that we currently qualify and we intend to continue to qualify as a REIT under the Code. If we fail to qualify as a REIT in any taxable year and statutory relief provisions were not to apply, we will be subject to U.S. federal income tax on our income at regular corporate tax rates for the year in which we do not qualify and the succeeding four years. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and property and U.S. federal income and excise taxes on our undistributed income.

We pay income taxes on our Conduit segment, which is conducted by our wholly-owned TRS. The income taxes on the Conduit segment are paid at the U.S. federal and applicable state levels.
Competition
Our net income depends, in large part, on our ability to originate investments that provide returns in excess of our borrowing cost. In originating these investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies, and other entities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying or underwriting the assets that we have targeted. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.
Employees
As of June 30, 2021, we had no employees. Our executive officers serve as officers of the BSPRT Advisor and are employed by an affiliate of the BSPRT Advisor. The employees of the BSPRT Advisor and other affiliates of the BSPRT Advisor perform a full range of real estate services for us, including origination, acquisitions, accounting, legal, asset management, wholesale brokerage, and investor relations services. We are dependent on these affiliates for services that are essential to us, including asset acquisition decisions, and other general administrative responsibilities. In the event that any of these companies were unable to provide these services to us, we would be required to provide such services ourselves or obtain such services from other sources.
Government Regulation
Our operations are subject, in certain instances, to supervision and regulation by U.S. and other governmental authorities, and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things: (i) regulate credit-granting activities; (ii) establish maximum interest rates, finance charges and other charges; (iii) require disclosures to customers; (iv) govern secured transactions; and (v) set collection, foreclosure, repossession and claims-handling procedures and other trade practices. We intend to conduct our business so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act.
In our judgment, existing statutes and regulations have not had a material adverse effect on our business. In recent years, legislators in the United States and in other countries have said that greater regulation of financial services firms is needed, particularly in areas such as risk management, leverage, and disclosure. While we expect that additional new regulations in these areas will be adopted and existing ones may change in the future, it is not possible at this time to forecast the exact nature of any future legislation, regulations, judicial decisions, orders or interpretations, nor their impact upon our future business, financial condition, or results of operations or prospects.
Properties
Our headquarters are located in a leased space at 1345 Avenue of the Americas, Suite 32A, New York, New York 10105.
Legal Proceedings.
For a description of the Company’s legal proceedings, see “Note 10. Commitments and Contingencies” to our Form 10-Q for the six months ended June 30, 2021, which is attached as Annex D to this proxy statement/prospectus.

Holders
As of July 31, 2021, the Company had 44,148,122 shares of BSPRT Common Stock outstanding held by a total of 15,934 stockholders of record.
Distributions
For a description of our distributions, refer to our Form 10-Q for the six months ended June 30, 2021, which is attached as Annex D to this proxy statement/prospectus, including “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations”.Share-Based Compensation
Restricted Share Plan
The Company has an employee and director incentive restricted share plan (the “RSP”), which provides the Company with the ability to grant awards of restricted shares to our directors, officers, and employees (if the Company ever has employees), employees of the BSPRT Advisor and its affiliates, employees of entities that provide services to the Company, directors of the BSPRT Advisor or of entities that provide services to the Company or certain consultants to the Company and the BSPRT Advisor and its affiliates. The total number of common shares granted under the RSP may not exceed 5.0% of our authorized common shares, and in any event, will not exceed 4.0 million shares (as such number may be adjusted for stock splits, stock dividends, combinations, and similar events).
Restricted share awards entitle the recipient to receive common shares from the Company under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with the Company. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in common shares shall be subject to the same restrictions as the underlying restricted shares. The fair value of the restricted shares will be expensed over the vesting period of the award.
As of August 16, 2021, the Company has granted 56,060 restricted shares to our independent directors of which 39,543 shares have vested and 5,333 shares were forfeited. The compensation expense associated with the restricted share grants was $0.2 million for the year ended December 31, 2020. Additionally, the Company recorded a distribution payable of $3,248 at December 31, 2020 in connection with these shares.
The following table provides information about our common stock that may be issued under our RSP as of December 31, 2020:
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise of Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	3,977,510
Total	—	—	3,977,510
Portfolio
For a description of our investment portfolio, refer to our Form 10-Q for the six months ended June 30, 2021, which is attached as Annex D to this proxy statement/prospectus, including “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
Related Party Arrangements
For a description of our related party arrangements, please see “Certain BSPRT Relationships and Related Transactions” and refer to our Form 10-Q for the six months ended June 30, 2021, which is attached as Annex D to this proxy statement/prospectus, including “Note 11 — Related Party Transactions and Arrangements” and Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Available Information
We electronically file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, and proxy statements, with the SEC. We also filed with the SEC a registration statement in connection with our DRIP securities offerings. The SEC maintains an internet address at www.sec.gov that contains reports, proxy statements and information statements, and other information, which may be obtained free of charge. In addition, copies of our filings with the SEC may be obtained from the website maintained for us at www.bsprealtytrust.com. Access to these filings is free of charge. We are not incorporating our website or any information from the website into this proxy statement/prospectus.

DESCRIPTION OF POLICIES OF BSPRT
The following is a discussion of BSPRT’s investment policies and its policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of the BSPRT Board without stockholder approval. No assurance can be given that BSPRT’s investment objectives will be attained. Since it entered into the Merger Agreement, BSPRT’s ability to pursue and implement certain of the objectives and policies described below have been constrained by the restrictions contained in the covenants of the Merger Agreement. See “The Merger Agreement — Conduct of Business by BSPRT Pending the Merger” beginning on page 102.
Investment Objectives
BSPRT plans to implement policies and strategies to achieve its primary investment objectives:
•	to pay attractive and stable cash distributions to stockholders; and
•	to preserve and return stockholders’ invested capital.
Investment Strategies and Policies
BSPRT has four investment strategies. One strategy is to originate, acquire and manage a diversified portfolio of commercial real estate debt, including first mortgage loans, subordinate loans, mezzanine loans and participations in such loans. BSPRT expects that its portfolio of debt investments will be secured by real estate located within and outside the United States and diversified by property type and geographic location. The second strategy is to invest in commercial real estate securities, such as CMBS, senior unsecured debt of publicly-traded REITs and CDO notes. The third strategy is to originate conduit loans and sell them through BSPRT’s TRS business into CMBS securitization transactions. The fourth strategy represents real estate acquired by BSPRT through foreclosure and deed in lieu of foreclosure, and purchases of real estate that generally are, or will be, subject to a triple net lease.
BSPRT will seek to create and maintain a portfolio of commercial real estate investments that generate stable income to enable BSPRT to pay attractive and consistent cash distributions to its stockholders. BSPRT’s focus on originating and acquiring commercial real estate debt instruments emphasizes the payment of current returns to investors and preservation of invested capital as BSPRT’s primary investment objectives.
Upon Closing, BSPRT will acquire Capstead and all of its assets, which primarily consist of agency ARM securities. The Combined Company does not intend to continue to pursue Capstead’s investment strategy of investing in agency ARM securities. Upon Closing, the Combined Company intends to reinvest dividends, interest, principal repayments and sales proceeds related to the Capstead assets acquired in the Merger into BSPRT’s four investment strategies.
Commercial Real Estate Debt
BSPRT originates, funds, acquires and structures commercial real estate debt, including first mortgage loans, mezzanine loans, bridge loans, and other loans related to commercial real estate, including in the multifamily, office, hospitality, retail, self-storage, industrial and mixed use sectors. BSPRT may also acquire some equity participations in the underlying collateral of commercial real estate debt. BSPRT structures, underwrites, and originates most of its investments. BSPRT uses conservative underwriting criteria to focus on risk adjusted returns based on several factors, which may include the leverage point, debt service coverage and sensitivity, lease sustainability studies, market and economic conditions, quality of the underlying collateral and location, reputation and track record of the borrower, and a clear exit or refinancing plan for the borrower. BSPRT’s underwriting process involves comprehensive financial, structural, operational, and legal due diligence to assess any risks in connection with making such investments so that BSPRT can optimize pricing and structuring. By originating loans directly, BSPRT is able to structure and underwrite loans that satisfy its standards, establish a direct relationship with the borrower, and utilize its own documentation. Described below are some of the types of loans BSPRT may originate or acquire. In addition, although BSPRT generally prefers the benefits of new origination, market conditions can create situations where holders of commercial real estate debt may be in distress and are therefore willing to sell at prices that compensate the buyer for the lack of control typically associated with directly structured investments.
First Mortgage Loans
BSPRT primarily focuses on first mortgage loans. First mortgage loans generally finance the acquisition, refinancing or rehabilitation of commercial real estate. First mortgage loans may be either short (one-to-five years)

or long (up to ten years) term, may be fixed or floating rate, and are predominantly current-pay loans. BSPRT may originate or acquire current-pay first mortgage loans backed by properties that fit its investment strategy. BSPRT may selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or optimize returns which may include retained origination fees.
First mortgage loans typically provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control position, which at times can include control of the entire capital structure. Because of these attributes, this type of investment typically receives favorable treatment from third-party rating agencies and financing sources, which should increase the liquidity of these investments. However, these loans typically generate lower returns than subordinate debt, such as subordinate loans and mezzanine loans, commonly referred to as B-notes.
B-notes
B-notes consist of subordinate mortgage loans, including structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. Like first mortgage loans, these loans generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. Subordinated mortgage loans or B-notes may be either short (one-to-five years) or long (up to ten years) term, may be fixed or floating rate, and are predominantly current-pay loans. BSPRT may originate or acquire current-pay subordinated mortgage loans or B-notes backed by high quality properties that fit BSPRT’s investment strategy. BSPRT may create subordinated mortgage loans by tranching its directly originated first mortgage loans generally through syndications of senior first mortgages or buy such assets directly from third party originators. Due to the limited opportunities in this part of the capital structure, BSPRT believes there are certain situations that allow it to directly originate or to buy subordinated mortgage investments from third parties on favorable terms.
Bridge Loans
BSPRT may offer bridge financing products to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of a given property. From the borrower’s perspective, shorter term bridge financing is advantageous because it allows time to improve the property value through repositioning without encumbering it with restrictive long-term debt. The terms of these loans generally do not exceed three years.
Mezzanine Loans
Mezzanine loans are secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns commercial real estate and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. Mezzanine loans may be either short (one-to-five years) or long (up to ten years) term and may be fixed or floating rate. BSPRT may originate or acquire mezzanine loans backed by properties that fit its investment strategy. BSPRT may own such mezzanine loans directly or BSPRT may hold a participation in a mezzanine loan or a sub-participation in a mezzanine loan. These loans are predominantly current-pay loans (although there may be a portion of the interest that accrues) and may provide for participation in the value or cash flow appreciation of the underlying property as described below. With the credit market disruption and resulting dearth of capital available in this part of the capital structure, BSPRT believes that the opportunities to both directly originate and to buy mezzanine loans from third parties on favorable terms will continue to be attractive.
Equity Participations or “Kickers”
BSPRT may pursue equity participation opportunities in connection with its commercial real estate debt originations if BSPRT believes that the risk-reward characteristics of the loan merit additional upside participation related to the potential appreciation in value of the underlying assets securing the loan. Equity participations can be paid in the form of additional interest, exit fees, percentage of sharing in refinance or resale proceeds or warrants in the borrower. Equity participation can also take the form of a conversion feature, sometimes referred to as a “kicker,” which permits the lender to convert a loan or preferred equity investment into common equity in the borrower at a negotiated premium to the current net asset value of the borrower. BSPRT expects to generate additional revenues from these equity participations as a result of excess cash flows being distributed or as appreciated properties are sold or refinanced.

Commercial Real Estate Securities
In addition to BSPRT’s focus on origination of and investments in commercial real estate debt, BSPRT may also acquire commercial real estate securities, such as CMBS, unsecured REIT debt, CDO notes, and equity investments in entities that own commercial real estate.
CMBS
CMBS are securities that are collateralized by, or evidence ownership interests in, a single commercial mortgage loan or a partial or entire pool of mortgage loans secured by commercial properties. CMBS are generally pass-through certificates that represent beneficial ownership interests in common law trusts whose assets consist of defined portfolios of one or more commercial mortgage loans. They are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions of specified principal and interest payments from the trust’s underlying assets. The senior classes are often securities which, if rated, would have ratings ranging from low investment grade “BBB-” to higher investment grades “A,” “AA” or “AAA.” The junior, subordinated classes typically would include one or more non-investment grade classes which, if rated, would have ratings below investment grade “BBB.” Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne first by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled. BSPRT may invest in senior or subordinated, investment grade or non-investment grade CMBS, as well as unrated CMBS.
Unsecured Publicly-Traded REIT Debt Securities
BSPRT may also choose to acquire senior unsecured debt of publicly-traded equity REITs that acquire and hold real estate. Publicly-traded REITs may own large, diversified pools of commercial real estate properties or they may focus on a specific type of property, such as shopping centers, office buildings, multifamily properties and industrial warehouses. Publicly-traded REITs typically employ moderate leverage. Corporate bonds issued by these types of REITs are usually rated investment grade and benefit from strong covenant protection.
CDO Notes
CDOs are multiple class debt notes, secured by pools of assets, such as CMBS, mezzanine loans, and unsecured REIT debt. Like typical securitization structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. CDOs often have reinvestment periods that typically last for five years, during which time, proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS securitization where repayment of principal allows for redemption of bonds sequentially.
Commercial Real Estate Equity Investments
BSPRT may acquire: (i) equity interests (including preferred equity) in an entity (including, without limitation, a partnership or a limited liability company) that is an owner of commercial real property (or in an entity operating or controlling commercial real property, directly or through affiliates), which may be structured to receive a priority return or is senior to the owner’s equity (in the case of preferred equity); (ii) certain strategic joint venture opportunities where the risk-return and potential upside through sharing in asset or platform appreciation is compelling; and (iii) private issuances of equity securities (including preferred equity securities) of public companies. BSPRT’s commercial real estate equity investments may or may not have a scheduled maturity and are expected to be of longer duration (five-to-ten year terms) than BSPRT’s typical portfolio investment. Such investments are expected to be fixed rate (if they have a stated investment rate) and may have accrual structures and provide other distributions or equity participations in overall returns above negotiated levels.
Conduit Loans
BSPRT originates conduit loans which BSPRT intends to sell through its TRS into CMBS securitization transactions at a profit. The Conduit loans are typically fixed-rate commercial real estate loans and are long (up to ten years) term, and are predominantly current-pay loans.
Other Possible Investments
Although BSPRT expects that most of its investments will be of the types described above, BSPRT may make other investments. BSPRT may invest in whatever types of interests in real estate-related assets that it believes are in its best interest which may include the commercial real property underlying its debt investments as a result of a loan workout, foreclosure or similar circumstances.

Investment Process
The BSPRT Advisor has the authority to make all the decisions regarding its investments consistent with the investment guidelines and borrowing policies approved by its board of directors and subject to the direction and oversight of its board of directors. With respect to investments in commercial real estate debt, BSPRT’s board of directors has adopted investment guidelines that the BSPRT Advisor must follow when acquiring such assets on BSPRT’s behalf without the approval of its board of directors. BSPRT will not, however, purchase assets in which the BSPRT Advisor, any of its directors or any of their affiliates has an interest without a determination by a majority of BSPRT’s directors (including a majority of the independent directors) not otherwise interested in the transaction that such transaction is fair and reasonable to BSPRT and at a price to BSPRT no greater than the cost of the asset to the affiliated seller, unless there is substantial justification for the excess amount and such excess is reasonable. BSPRT’s investment guidelines and borrowing policies may be altered by a majority of its directors without approval of its stockholders. The BSPRT Advisor may not alter its investment guidelines or borrowing policies without the approval of a majority of its directors, including a majority of its independent directors.
Borrowing Strategies and Policies
BSPRT’s financing strategy primarily includes the use of secured repurchase agreement facilities for loans, securities and securitizations. BSPRT has also raised capital through private placements of its equity securities. In addition to its current mix of financing sources, BSPRT may also access additional forms of financings, including credit facilities, and public or private secured and unsecured debt issuances by BSPRT or its subsidiaries.
BSPRT expects to use additional debt financing as a source of capital. BSPRT intends to employ reasonable levels of borrowing in order to provide more cash available for investment and to generate improved returns. BSPRT believes that careful use of leverage will help it to achieve its diversification goals and potentially enhance the returns on its investments. The BSPRT Board reviews its aggregate borrowings at least quarterly.
Other Policies
Issuance of Additional Securities
If the BSPRT Board determined that obtaining additional capital would be advantageous to BSPRT, BSPRT may, without stockholder approval, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods.
BSPRT may offer its common stock or other debt or equity securities in exchange for cash, real estate-related assets or other investment targets, and to repurchase or otherwise re-acquire its common stock, preferred shares or other debt or equity securities. BSPRT may issue additional series of preferred shares from time to time, as authorized by its board of directors without the need for stockholder approval. BSPRT has not adopted a specific policy governing the issuance of senior securities at this time.
Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers
Subject to the percentage of ownership limits and gross income and asset tests necessary for REIT qualification, BSPRT may invest in securities of other REITs, other entities engaged in real estate-related or lending activities or securities of other issuers, including for the purpose of exercising control over such entities. BSPRT does not intend to underwrite securities of other issuers.
Purchase and Sale of Investments
BSPRT expects to invest in real estate and real estate-related assets primarily for generation of current rental income and long-term capital appreciation. Except with respect to its conduit business, described above, BSPRT generally does not originate or acquire assets with the intent to sell them. However, BSPRT may deliberately and strategically dispose of certain assets in the future and redeploy funds into new assets that align with its strategic objectives.
Reporting Policies
BSPRT is subject to the information reporting requirements of the Exchange Act, pursuant to which BSPRT files periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Policies with Respect to Certain Transactions
Every transaction that BSPRT enters into with the BSPRT Advisor or its affiliates will be subject to an inherent conflict of interest. The BSPRT Board may encounter conflicts of interest in enforcing its rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between BSPRT and the BSPRT Advisor or any of its affiliates.
BSPRT has adopted a written policy for the review and approval of related party transactions requiring disclosure under Item 404(a) of Regulation S-K. See “Certain Conflict Resolution Procedures,” from BSPRT’s proxy statement for the 2021 annual meeting of stockholders.
In addition, it is possible that in the future other portfolio companies controlled by the BSPRT Advisor or its affiliates may from time to time invest in investments or opportunities that might also be appropriate for BSPRT to invest, as a part of their larger business strategies. To the extent such portfolio companies invest in opportunities that would otherwise be appropriate for BSPRT, the scope of opportunities otherwise available to BSPRT may be adversely affected and/or reduced. The BSPRT Advisor has an investment allocation policy in place that is intended to enable it to share equitably with any such other investment vehicles. To the extent an investment opportunity is suitable for multiple funds, such investment will be allocated between such funds as determined by the BSPRT Adviser in its good faith judgment and in accordance with the organizational documents of the relevant funds and subject to applicable legal, tax, regulatory and other considerations. The investment allocation policy is annually reviewed by the Nominating and Corporate Governance Committee and approved annually by BSPRT’s Board.
Income Taxes
BSPRT elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with the taxable year ended December 31, 2013. In general, as a REIT, if BSPRT meets certain organizational and operational requirements and distribute at least 90% of its “REIT taxable income” (determined before the deduction of dividends paid and excluding net capital gains) to its stockholders in a year, BSPRT will not be subject to U.S. federal income tax to the extent of the income that BSPRT distributes. BSPRT believes that BSPRT currently qualifies and it intends to continue to qualify as a REIT under the Code. If BSPRT fails to qualify as a REIT in any taxable year and statutory relief provisions were not to apply, BSPRT will be subject to U.S. federal income tax on its income at regular corporate tax rates for the year in which it does not qualify and the succeeding four years. Even if BSPRT qualifies for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on its income and property and U.S. federal income and excise taxes on its undistributed income.
BSPRT pays income taxes on its Conduit segment, which is conducted by its wholly-owned TRS. The income taxes on the Conduit segment are paid at the U.S. federal and applicable state levels.
Competition
BSPRT’s net income depends, in large part, on its ability to originate investments that provide returns in excess of its borrowing cost. In originating these investments, BSPRT competes with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies, and other entities, many of which have greater financial resources and lower costs of capital available to them than BSPRT has. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to BSPRT, and others may be organized in the future, which may increase competition for the investments suitable for BSPRT. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than BSPRT is, its investment volume and profit margins for its investment portfolio could be impacted. BSPRT’s competitors may also be willing to accept lower returns on their investments and may succeed in buying or underwriting the assets that BSPRT has targeted. Although BSPRT believes that it is well positioned to compete effectively in each facet of its business, there is enormous competition in its market sector and there can be no assurance that it will compete effectively or that it will not encounter increased competition in the future that could limit its ability to conduct its business effectively.

PRINCIPAL AND MANAGEMENT STOCKHOLDERS OF BSPRT
The following table sets forth information regarding the beneficial ownership of BSPRT Common Stock as of July 31, 2021, in each case including shares which may be acquired by such persons within 60 days, by:
•	each of BSPRT’s executive officers and directors; and
•	all of BSPRT’s executive officers and directors as a group.
The percentage ownership of common stock prior to Closing set forth below is based on 44,148,122 shares of BSPRT Common Stock outstanding as of July 31, 2021, and the percentage ownership of common stock following Closing is based on an illustrative amount of 85,907,653 cumulative shares of Class A common stock and Class B common stock outstanding after giving effect to (i) the BSPRT Common Stock Issuance based on an assumed Exchange Ratio of 0.3521 and (ii) the conversion of all shares of BSPRT Series A Preferred Stock into BSPRT Common Stock upon the listing of BSPRT Common Stock on the NYSE. Shares of Class A common stock and Class B common stock will vote as a single class, along with shares of BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock, with such series of preferred stock voting on an as-converted basis.
None of BSPRT’s executive officers or directors own any shares of BSPRT Preferred Stock.
	Prior to Closing		Following Closing
Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percent of Class	Number of Shares of Common Stock Beneficially Owned†	Percent of Class
Richard J. Byrne	130,855	*	130,855	*
Jerome S. Baglien	2,784	*	2,784	*
Elizabeth K. Tuppeny	21,333(2)	*	21,333(2)	*
Buford H. Ortale	18,547(3)	*	18,547(3)	*
Peter J. McDonough	18,586(4)	*	18,586(4)	*
Jamie Handwerker	18,562(5)	*	18,562(5)	*
All directors and executive officers as a group (6 persons)	210,667	*	210,667	*
*	Less than 1%.
†
Reflects total shares of common stock of BSPRT after giving effect to the Recapitalization. Of the shares indicated, 10% will be comprised of Class A common stock and 90% will be comprised of Class B common stock.

(1)	The business address of each individual or entity listed in the table 1345 Avenue of the Americas, Suite 32A, New York, New York 10105.
(2)	Includes 2,796 unvested restricted shares.
(3)	Includes 2,796 unvested restricted shares.
(4)	Includes 2,796 unvested restricted shares.
(5)	Includes 2,796 unvested restricted shares.
The following table sets forth information regarding the beneficial ownership of BSPRT Common Stock and BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock (collectively, the “BSPRT Preferred Stock”), which votes as a single class with BSPRT Common Stock on an as-converted basis, in each case including shares which may be acquired by such persons within 60 days, by each person known by BSPRT to be the beneficial owner of more than 5% of the outstanding shares of BSPRT Common Stock or BSPRT Preferred Stock.
The percentage ownership of common stock prior to Closing set forth below is based on 44,148,122 shares of BSPRT Common Stock and 44,917 shares of BSPRT Preferred Stock outstanding as of August 31, 2021, and the percentage ownership of common stock following Closing is based on an illustrative amount of 85,907,653 cumulative shares of Class A common stock and Class B common stock and 19,350 shares of BSPRT Preferred Stock outstanding after giving effect to (i) the BSPRT Common Stock Issuance at an assumed Exchange Ratio of 0.3521 and (ii) the conversion of all shares of BSPRT Series A Preferred Stock into BSPRT Common Stock upon the listing of BSPRT Common Stock on the NYSE. Shares of Class A common stock and Class B common stock will vote as a single class.

	Prior to Closing				Following Closing†
	Number of Shares of Common Stock Beneficially Owned	Percent of Class	Number of Shares of BSPRT Preferred Stock Beneficially Owned	Percent of Class	Number of Shares of Common Stock Beneficially Owned	Percent of Class	Number of Shares of BSPRT Preferred Stock Beneficially Owned	Percent of Class
Security Benefit Life Insurance Company(1)	—	—	17,949	40.0%	—	—	17,949	92.8%
Delaware Life Insurance Company(2)	—	—	3,989	8.9%	1,193,508	1.4%	—	—
Newport Global Equity Fund(3)	—	—	3,378	7.5%	1,010,697	1.2%	—	—
Penn Mutual Life Insurance Company(4)	—	—	2,997	6.7%	597,502	0.7%	1,000	5.2%
Textron Inc. Master Trust(5)	—	—	2,992	6.7%	895,206	1.0%	—	—
Selective Insurance Company of America(6)	—	—	2,992	6.7%	895,206	—	—	—
†	Upon listing of the BSPRT Common Stock on the NYSE at Closing, each outstanding share of BSPRT Series A Preferred Stock will convert into 299.2 shares of BSPRT Common Stock.
(1)	The business address of Security Benefit Life Insurance Company is One SW Security Benefit Place, Topeka, KS 66636.
(2)	The business address of the Delaware Life Insurance Company is 1601 Trapelo Road, Waltham, MA, 02451.
(3)	The business address of Newport Global Equity Fund is 469 King Street West, 4th Floor, Toronto, Ontario, Canada, M5V1K4
(4)	The business address of Penn Mutual Life Insurance Company is 600 Dresher Road, Suite 100, Horsham, PA 19044.
(5)	The business address of Textron Inc. Master Trust is 40 Westminster St., Providence, RI 02903
(6)	The business address of Selective Insurance Company of America is 10 Waterside Drive, Suite 306, Farmington, CT 06032.

PRINCIPAL AND MANAGEMENT STOCKHOLDERS OF CAPSTEAD
The following table sets forth certain information regarding the beneficial ownership of shares of the Capstead Common Stock, as of August 31, 2021, by (a) each of Capstead’s directors, (b) each of Capstead’s named executive officers, (c) all of Capstead’s directors and named executive officers as a group and (d) each person known to Capstead to be the beneficial owner of more than five percent of the issued and outstanding shares of Capstead Common Stock. Beneficial ownership includes any shares over which the beneficial owner has sole or shared voting or investment power and also any shares that the beneficial owner has the right to acquire within 60 days of such date through the exercise of options or other rights. The percentages below are based on 96,875,560 shares of Capstead Common Stock outstanding as of August 31, 2021.
Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of Capstead’s principal executive office, 8401 North Central Expressway, Suite 800, Dallas, Texas 75225.
Name and Position	Number of Shares of Capstead Common Stock Beneficially Owned	% of Capstead Common Stock(1)
Directors
Pat Augustine	15,970	*
Jack Biegler	114,105	*%
Michelle P. Goolsby	72,695	*
Gary Keiser	93,628	*
Christopher W. Mahowald	273,864	*%
Michael G. O’Neil	97,709	*%
Mark S. Whiting	94,405	*
Officers
Roy S. Kim(1)	247,339	*%
Lance J. Phillips(2)	145,401	*%
Phillip A. Reinsch(3)	532,234	*%
Robert R. Spears, Jr.(4)	675,597	*%
All directors and executive officers as a group (11 individuals)	2,363,947	2.44%
More than Five Percent Beneficial Owners(5)
BlackRock Inc.(6)	17,482,169	18.05%
The Vanguard Group(7)	10,181,995	10.51%
T. Rowe Price Associates, Inc.(8)	7,068,203	7.30%
Paradice Investment Management, LLC(9)	5,597,071	5.78%
*	Represents ownership of less than 1.0%.
(1)	This figure includes 144,305 shares of unvested restricted Capstead Common Stock held by Mr. Kim.
(2)	This figure includes 107,232 shares of unvested restricted Capstead Common Stock held by Mr. Phillips.
(3)	This figure includes 211,359 shares of unvested restricted Capstead Common Stock held by Mr. Reinsch.
(4)	This figure includes 202,905 shares of unvested restricted Capstead Common Stock held by Mr. Spears.
(5)	Based on filings made under Section 13(g) of the Exchange Act, the persons known by Capstead to be beneficial owners of more than 5% of Capstead Common Stock.
(6)
This information is based on a Schedule 13G/A filed with the SEC on January 25, 2021, by BlackRock, Inc. (“Blackrock”). Blackrock reported that it has sole voting power with respect to 16,918,566 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 17,482,169 shares and shared dispositive power with respect to 0 shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(7)
This information is based on a Schedule 13G/A filed with the SEC on February 10, 2021, by The Vanguard Group. The Vanguard Group reported that it has sole voting power with respect to 0 shares, shared voting power with respect to 106,355 shares, sole dispositive power with respect to 9,990,945 shares and shared dispositive power with respect to 191,050 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(8)
This information is based on a Schedule 13G/A filed with the SEC on February 16, 2021, by T. Rowe Price Associates, Inc. T. Rowe Price Associates, Inc. reported that it has sole voting power with respect to 2,151,813 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 7,068,203 shares and shared dispositive power with respect to 0 shares. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(9)
This information is based on a Schedule 13G/A filed with the SEC on February 16, 2021, by Paradice Investment Management LLC. Paradice Investment Management LLC reported that it has sole voting power with respect to 92,020 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 0 shares, shared voting power with respect to 3,535,769 shares and shared dispositive power with respect to 5,597,071 shares. The address of Paradice Investment Management LLC is 257 Fillmore Street, Suite 200, Denver, Colorado 80206.

EXPERTS
BSPRT
The consolidated financial statements and related financial statement schedule of BSPRT included in BSPRT’s Annual Report (Form 10-K) for the year ended December 31, 2020, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein as Annex C to this Proxy Statement/Prospectus. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Capstead
The consolidated financial statements of Capstead, incorporated by reference in Capstead’s Annual Report (Form 10-K) for the year ended December 31, 2020, and the effectiveness of Capstead’s internal control over financial reporting as of December 31, 2020, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS
The validity of the shares of BSPRT Common Stock and the shares of BSPRT Series E Preferred Stock to be issued in the Merger will be passed upon by Hogan Lovells US LLP. It is a condition to the Merger that BSPRT and Capstead receive opinions from Hunton Andrews Kurth LLP (or other counsel reasonably satisfactory to BSPRT) and Hogan Lovells US LLP (or other counsel reasonably satisfactory to Capstead), respectively, concerning the qualification of Capstead and BSPRT, respectively, as a REIT under the Code.

STOCKHOLDER PROPOSALS
2022 Capstead Annual Meeting of Stockholders
Capstead will not hold an annual meeting of stockholders in 2022 if the Merger is completed. However, if the Merger Agreement is terminated for any reason, Capstead expects to hold an annual meeting of stockholders in 2022. A date has not been set for Capstead’s 2022 annual meeting.
If Capstead holds an annual meeting in 2022, the Capstead Bylaws currently provide that in order for a director nomination by a stockholder to be presented at Capstead’s 2022 annual meeting of stockholders, other than a stockholder proposal included in Capstead’s proxy statement pursuant to Rule 14a-8, it must be received no later than December 2, 2021. Additionally, if Capstead holds an annual meeting in 2022, proposals for inclusion in Capstead’s proxy statement pursuant to Rule 14a-8 under the Exchange Act must be received by Capstead no later than December 2, 2021. The stockholder submitting such proposal of business must comply with all the requirements of Rule 14a-8 under the Exchange Act.
Submissions for Capstead’s 2022 annual meeting of stockholders, if held, should be sent to, and if you have questions or need more information about the annual meeting, you may write to:
Capstead Mortgage Corporation
8401 N. Central Expressway, Suite 800
Dallas, Texas 75225
Attention: Secretary

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE
Capstead and BSPRT each file annual, quarterly and current reports, proxy statements and other information with the SEC. Capstead’s and BSPRT’s SEC filings are available to the public at the web site maintained by the SEC at http://www.sec.gov. You also may obtain free copies of the documents filed with the SEC by Capstead and BSPRT by going to Capstead’s and BSPRT’s websites at www.capstead.com and www.bsprealtyrust.com, respectively. Capstead’s and BSPRT’s website addresses are provided as an inactive textual reference only. The information provided on Capstead’s and BSPRT’s websites is not part of this proxy statement/prospectus, and is not incorporated by reference into this proxy statement/prospectus.
BSPRT has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The registration statement registers the shares of BSPRT Common Stock and the shares of BSPRT Series E Preferred Stock to be issued to Capstead stockholders in the Merger. The registration statement, including the annexes, exhibits and schedules thereto, contains additional information about BSPRT Common Stock and Series E Preferred Stock. In particular, additional information regarding BSPRT is included in the Annual Report on Form 10-K for the year ended December 31, 2020 filed by BSPRT with the SEC on March 11, 2021, and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 filed by BSPRT with the SEC on August 12, 2021, copies of which are attached hereto as Annex C and Annex D, respectively, and included as part of this proxy statement/prospectus.
The rules and regulations of the SEC allow Capstead to omit certain information included in the registration statement from this proxy statement/prospectus. The SEC allows Capstead to “incorporate by reference” into this proxy statement/prospectus the information it files with the SEC, which means Capstead can disclose important information to you by referring you to those documents. Information incorporated by reference is deemed to be part of this proxy statement/prospectus. Later information filed with the SEC will update and supersede this information.
This proxy statement/prospectus incorporates by reference the Capstead documents listed below (other than any portions of the documents not deemed to be filed), all of which have been previously filed by Capstead with the SEC:
(1)
Capstead’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on February 19, 2021 (including the portions of Capstead’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2021 incorporated by reference therein);

(2)	Capstead’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021;
(3)	Capstead’s Current Reports on Form 8-K filed with the SEC on January 12, 2021, January 12, 2021, January 27, 2021, May 12, 2021, and July 26, 2021; and
(4)
All other reports filed with the SEC under Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed under Section 14 of the Exchange Act before the date of this Registration Statement.

Capstead also incorporates by reference into this proxy statement/prospectus additional documents that it may file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial registration statement that contains this proxy statement/prospectus and prior to the date of the Capstead special meeting; provided, however that it is not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K, except as otherwise specified in the documents containing such information.
BSPRT and Capstead will each provide free copies of its reports, proxy statements and other information, including this proxy statement/prospectus, filed with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by BSPRT with the SEC will be available free of charge on BSPRT’s website at www.bsprealtytrust.com or by contacting BSPRT’s Investor Relations at (617) 433-2543. The information contained on BSPRT’s website is not part of this proxy statement/prospectus. The reference to BSPRT’s website is intended to be an inactive textual reference only. Copies of the documents filed by Capstead with the SEC will be available free of charge on Capstead’s website at www.capstead.com or by contacting Capstead’s Investor Relations at (214) 874-2339. The information contained on Capstead’s website is not part of this proxy statement/prospectus. The reference to Capstead’s website is intended to be an inactive textual reference only.
If you would like to request copies of this proxy statement/prospectus and any documents that are incorporated by reference into this proxy statement/prospectus, please do so by October 8, 2021, in order to receive them before the Capstead special meeting.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated September 7, 2021, and you should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date (or, in the case of documents incorporated by reference, their respective dates). Neither the mailing of this proxy statement/prospectus to Capstead stockholders nor the BSPRT Common Stock Issuance to Capstead stockholders in the Merger pursuant to the Merger Agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or to any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in or incorporated by reference into this proxy statement/prospectus regarding BSPRT has been provided by BSPRT and information contained in or incorporated by reference into this proxy statement/prospectus regarding Capstead has been provided by Capstead. BSPRT and Capstead have both contributed to the information relating to the Merger contained in this proxy statement/prospectus.

MULTIPLE STOCKHOLDERS SHARING ONE ADDRESS
The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single annual report or proxy statement, as applicable, addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.
Capstead and some brokers may be householding proxy materials by delivering proxy materials to multiple stockholders who request a copy and share an address, unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or Capstead that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your broker if your shares are held in a brokerage account or, if you are a stockholder of record of Capstead, notify Capstead’s transfer agent, EQ Shareowner Services, at (866) 870-3684. Capstead stockholders who share a single address, but receive multiple copies of Capstead’s proxy statement, may request that in the future they receive a single copy by notifying Capstead’s transfer agent, EQ Shareowner Services, at the telephone number set forth in the preceding sentence. In addition, Capstead will promptly deliver, upon request made to the telephone number above, a separate copy of the proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered pursuant to a prior request.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma combined balance sheet as of June 30, 2021 and the unaudited pro forma combined statement of income for the year ended December 31, 2020, and the six months ended June 30, 2021, are based on the historical financial statements of BSPRT and Capstead after giving effect to the Merger. For purposes of presenting the pro forma financial information, the unaudited pro forma combined balance sheet as of June 30, 2021 assumes the Merger has closed at the balance sheet date and for the unaudited pro forma combined statements of income, the Merger is assumed to have occurred as of the beginning of the earliest period presented.
In accordance with Accounting Standards Codification Topic 805, “Business Combinations,” which is referred to as ASC 805, because the assets and liabilities of Capstead do not meet the definition of a business, the transaction is expected to be accounted for as an asset acquisition. The final allocation of the consideration paid will be determined after the Merger is completed and after completion of a final analysis to determine the estimated relative fair values of assets and liabilities.
In accordance with ASC 805, BSPRT will measure the cost of the net assets acquired on the basis of the fair value of the consideration given, inclusive of transaction costs, which was determined to be more reliably measurable. As the cost of the acquisition, inclusive of transaction costs, is expected to exceed the fair value of the assets acquired, BSPRT will allocate the difference on a relative fair value basis to certain qualifying assets of Capstead. BSPRT’s management has made these determinations based on various preliminary estimates, which are pending finalization. Final asset acquisition accounting adjustments may differ materially from the pro forma adjustments presented herein.
This amount will be capitalized on the balance sheet at the time of acquisition. BSPRT currently expects that subsequent to the transaction, all or substantially all of this amount will be recognized in the income statement as an expense over time.
The unaudited pro forma combined financial statements are based upon available information, preliminary estimates, and certain assumptions that BSPRT believes are reasonable in the circumstances, as set forth in the notes to the unaudited pro forma combined financial statements.
The unaudited pro forma combined financial statements are presented for informational purposes only and are not necessarily indicative of the future financial position or results of operations of the Combined Company or the combined financial position or the results of operations that would have been realized had the acquisition been consummated during the period or as of the dates for which the unaudited pro forma combined financial statements are presented.
Certain reclassification adjustments have been made to the presentation of Capstead’s historical financial statements to conform them to the presentation followed by BSPRT. The unaudited pro forma combined financial statements should be read in conjunction with, and are qualified by reference to, BSPRT’s historical consolidated financial statements and notes thereto and those of Capstead, which are incorporated herein by reference.

Benefit Street Partners Realty Trust, Inc.
Unaudited Pro Forma Balance Sheet
June 30, 2021
(in thousands)	Historical BSPRT	Historical Capstead	Transaction Accounting Adjustments		BSPRT Pro- Forma Combined
Assets:
Cash and cash equivalents	$63,277	$207,392	$(21,453)	(E)	$249,216
Restricted Cash	14,323	—	—		14,323
Commercial mortgage loans, held for investment, net	3,109,111	—	—		3,109,111
Commercial mortgage loans, held for sale, measured at fair value	77,031	—	—		77,031
Real estate securities, available for sale, measured at fair value	—	7,429,792	—		7,429,792
Derivative instruments, measured at fair value	5	—	—		5
Other real estate investments, measured at fair value	2,547	—	—		2,547
Receivable for loan repayment	128,333	—	—		128,333
Accrued interest receivable	17,411	—	—		17,411
Prepaid expenses and other assets	4,400	134,316	51,503	(A)(E)	190,219
Intangible lease asset, net of amortization	13,134	—	—		13,134
Real estate owned, held for sale	26,111	—	—		26,111
Cash collateral receivable from derivative counterparties	—	78,161	—		78,161
Total Assets	$3,455,683	$7,849,661	$30,050		$11,335,394
Liabilities and Stockholders’ Equity
Liabilities:
Collateralized loan obligations	$1,960,090	$—	$—		$1,960,090
Repurchase agreements - commercial mortgage loans	287,462	—	—		287,462
Repurchase agreements and secured borrowings - real estate securities	46,510	6,809,883	—		6,856,393
Mortgage note payable	29,167	—	—		29,167
Other financing and loan participation - commercial mortgage loans	37,105	—	—		37,105
Unsecured borrowings	—	98,544	—		98,544
Derivative instruments, measured at fair value	2,285	33,335	—		35,620
Interest payable	1,044	—	—		1,044
Distributions payable	16,099	15,289	—		31,388
Accounts payable and accrued expenses	7,739	19,597	30,047	(A)(G)	61,383
Due to affiliates	12,691	—	—		12,691
Total Liabilities	2,400,192	6,976,648	34,047		9,410,887
The accompanying notes to the unaudited pro forma combined financial statements are an integral part of these statements.

(in thousands)	Historical BSPRT	Historical Capstead	Transaction Accounting Adjustments		BSPRT Pro- Forma Combined
Redeemable convertible preferred stock Series A, $0.01 par value, 60,000 authorized and 25,567 issued and outstanding	127,579	—	(127,579)	(F)	—
Redeemable convertible preferred stock Series C, $0.01 par value, 20,000 authorized and 1,400 issued and outstanding	6,966	—	—		6,966
Redeemable convertible preferred stock Series D, $0.01 par value, 20,000 authorized and 17,950 issued and outstanding	89,670	—	—		89,670

Stockholders’ Equity:
Preferred stock, $0.01 par value, 50,000,000 authorized and none issued and outstanding	—	—	—		—
Preferred stock - $0.10 par value; 100,000 shares authorized: 7.50% Cumulative Redeemable Preferred Stock, Series E, 10,329 shares issued and outstanding	—	250,946	(250,946)	(B)	—
Class A common stock - $0.01 par value	444	968	(948)	(C)(F)	464
Class B common stock - $0.01 par value	—	—	400	(C)	400
Series E Preferred stock - $0.10 par value; 100,000 shares authorized: 7.50% Cumulative Redeemable Preferred Stock, Series E, 10,329 shares issued and outstanding (formerly Capstead Series E Preferred Stock)	—	—	264,526	(B)	264,526
Additional paid-in capital	908,689	1,269,599	(527,653)	(B)(C)(D)(F)	1,650,635
Accumulated other comprehensive income	—	6,906	(6,906)	(D)	—
Accumulated deficit	(77,857)	(655,406)	645,109	(D)(G)	(88,154)
Total stockholders’ equity	831,276	873,013	123,582		1,827,871
Total liabilities, redeemable convertible preferred stock and stockholders’ equity	3,455,683	7,849,661	30,050		11,335,394
The accompanying notes to the unaudited pro forma combined financial statements are an integral part of these statements.

Benefit Street Partners Realty Trust, Inc.
Unaudited Pro Forma Income Statement
Six Months ended June 30, 2021
($ in thousands, except per share amounts)	Historical BSPRT	Historical Capstead	Transaction Accounting Adjustments		BSPRT Pro- Forma Combined
Interest Income:
Interest income	$91,222	$46,966	$—		$138,188
Less: Interest expense	24,006	10,789	—		34,795
Net interest income	67,216	36,177	—		103,393
Revenue from real estate owned	1,432	—	—		1,432
Total Income	$68,648	$36,177	$—		$104,825
Expenses
Management, general and administrative expense	25,283	6,188	3,037	(B)(C)	34,508
Total expenses	$25,283	$6,188	$3,037		$34,508
Other income/(loss):
Benefit for credit losses	(3,839)	—	—		(3,839)
Realized (gain)/loss on sale of real estate securities	1,375	—	—		1,375
Realized (gain)/loss on sale of real estate owned assets, held-for-sale	(1,112)	—	—		(1,112)
Realized (gain)/loss on sale of commercial mortgage loan, held for sale, measured at fair value	(13,150)	—	—		(13,150)
Unrealized (gain)/loss on commercial mortgage loans, held for sale, measured at fair value	(1,104)	—	—		(1,104)
Unrealized (gain)/loss on other real estate investments, measured at fair value	(26)	—	—		(26)
Unrealized loss on derivatives	1,054	—	—		1,054
Realized gain on derivatives	(2,259)	(4,482)	—		(6,741)
Total other (income)/loss	$(19,061)	$(4,482)	$—		$(23,543)
Income before taxes	62,426	34,471	(3,037)		93,860
Provision/(benefit) for income tax	2,270	—	—		2,270
Net income/(loss)	$60,156	$34,471	$(3,037)		$91,590
Preferred dividends	(7,236)	(9,684)	7,236	(D)	(9,684)
Undistributed earnings allocated to preferred stock	(6,518)	—	6,518	(D)	—
Net income/(loss) applicable to common stockholders	$46,402	$24,787	$10,717		$81,906

Basic and diluted net income per share — As Previously Reported	$1.05
Basic and diluted net income per share — Pro Forma	$			$(A)	$0.89
The accompanying notes to the unaudited pro forma combined financial statements are an integral part of these statements.

Benefit Street Partners Realty Trust, Inc.
Unaudited Pro Forma Income Statement
Year ended December 31, 2020
($ in thousands, except per share amounts)	Historical BSPRT	Historical Capstead	Transaction Accounting Adjustments		BSPRT Pro- Forma Combined
Interest Income:
Interest income	$179,872	$186,735	$—		$366,607
Less: Interest expense	66,556	75,511	—		142,067
Net interest income	113,316	111,224	—		224,540
Revenue from real estate owned	4,299	—	—		4,299
Total Income	$117,615	$111,224	$—		$228,839
Expenses
Management, general and administrative expense	49,156	13,430	66,947	(A)(C)(D)(E)	129,533
Total expenses	$49,156	$13,430	$66,947		$129,533
Other income/(loss):
Provision/(benefit) for credit losses	13,296	—	—		13,296
Impairment losses on real estate owned assets	398	—	—		398
Realized (gain)/loss on extinguishment of debt	(3,678)	—	—		(3,678)
Realized (gain)/loss on sale of real estate securities	10,137	67,820	—		77,957
Realized (gain)/loss on sale of commercial mortgage loan, held for sale	(184)	—	—		(184)
Realized (gain)/loss on sale of real estate owned asset, held for sale	(1,851)	—	—		(1,851)
Realized (gain)/loss on sale of commercial mortgage loan, held-for-sale, measured at fair value	(15,931)	—	—		(15,931)
Unrealized (gain)/loss on commercial mortgage loans, held-for-sale, measured at fair value	75	—	—		75
Unrealized loss on other real estate investments, measured at fair value	32	32
Unrealized loss on derivatives	995	—	—		995
Realized loss on derivatives	12,486	159,547	—		172,033
Total other (income)/loss	$15,775	$227,367	$—		$243,142
Income before taxes	52,426	(129,573)	(66,947)		(143,836)
Provision/(benefit) for income tax	(2,062)	—	—		(2,062)
Net income/(loss)	$54,746	$(129,573)	$(66,947)		$(141,774)
Preferred dividends	(14,920)	(19,368)	14,314	(F)	(19,974)
Net income/(loss) applicable to common stockholders	$39,826	$(148,941)	$(52,634)		$(161,749)

Basic and diluted net income per share — As Previously Reported	$0.90
Basic and diluted net income per share — Pro Forma	$			$(B)	$(1.87)
The accompanying notes to the unaudited pro forma combined financial statements are an integral part of these statements.

1.	Description of the Transaction
On July 25, 2021, BSPRT, Merger Sub, Capstead and the BSPRT Advisor entered into the Merger Agreement pursuant to which Capstead will merge with and into Merger Sub, with Merger Sub continuing as the surviving company. As part of the Merger Agreement, BSPRT agreed to effect a one-for-ten reverse stock split of the BSPRT Common Stock (such BSPRT Common Stock to be renamed “Class A common stock”) and issue a stock dividend of nine shares of newly created BSPRT Class B Common Stock to each holder of Class A common stock. The BSPRT Class B Common Stock is identical to the Class A common stock, except that upon the six-month anniversary of the listing of the Class A common stock, each share of the Class B Common Stock shall automatically convert into one share of the Class A common stock.
Under the terms of the Merger Agreement, BSPRT will pay Capstead common stockholders consideration in the Merger consisting of BSPRT Common Stock and cash in amounts that will be determined when the Exchange Ratio is set on the Determination Date. Based on the relative adjusted book value of BSPRT and Capstead as of June 30, 2021, the Merger consideration would be approximately $614.8 million in BSPRT Common Stock and $21.5 million in cash. Capstead common stockholders will also receive additional cash consideration from the BSPRT Advisor. In addition, each outstanding share of Capstead’s Series E Cumulative Redeemable Preferred Stock will be converted into the right to receive one newly issued share of BSPRT Series E Preferred Stock, with the same terms. The Merger consideration amounts described above and used in these unaudited pro forma combined financial statements are preliminary as of June 30, 2021 and will differ from the final amounts determined prior to the closing of the Merger in accordance with the Merger Agreement.
The Merger Agreement and related transactions were approved by all of the members of the BSPRT Board. Consummation of the Merger is subject to the satisfaction of customary closing conditions.
2.	Preliminary Estimate of Sources
BSPRT expects to fund the acquisition of Capstead with a combination of cash estimated (based on the relative adjusted book value of BSPRT and Capstead as of June 30, 2021 as described above) to be $21.5million, BSPRT Common Stock estimated to be $614.8 million, and the issuance of BSPRT Series E Preferred Stock in exchange for the outstanding shares of Capstead Series E Preferred Stock with an estimated fair value of $264.5 million and a liquidation value of $258.2 million. In addition, BSPRT and Capstead expect to incur additional transaction costs of $10.6 million and $13.2 million respectively. A preliminary estimate of the sources for the purchase price is as follows (amounts in thousands, except shares and share price):
Issuance of 34,319,789 shares of BSPRT Class A common stock, at an offering price of $17.91	614,787
Issuance of BSPRT Series E Preferred Stock	264,526
Cash	21,453
Total Sources	900,766
The actual amounts of cash and shares delivered at Closing of the Merger will be determined prior to Closing as described in Note 1. Alternative financing sources may include a combination of new debt or equity securities and/or borrowings under existing credit facilities, asset sales, and cash on hand dependent on a number of factors, including the market conditions at closing, strategic alternatives, and BSPRT’s liquidity position and outlook.
3.	Fair value of assets acquired, liabilities assumed, and calculation of premium paid
In accordance with ASC 805, BSPRT measured the cost of the net assets acquired on the basis of the fair value of the consideration given, inclusive of transaction costs, which was determined to be more reliably measurable. The total purchase price has been allocated for the accompanying pro forma financial statements based on a preliminary valuation of assets and liabilities as if the transaction occurred as of June 30, 2021, is summarized as follows (amounts in thousands):
Assets Acquired	As of June 30, 2021
Cash and cash equivalents	207,392
Real estate securities, available for sale, measured at fair value	7,429,792
Prepaid expenses and other assets	134,316
Cash collateral receivable from derivative counterparties	78,161

Assets Acquired	As of June 30, 2021
Liabilities Assumed
Repurchase agreements and secured borrowings - real estate securities	6,809,883
Unsecured borrowings	98,544
Derivative instruments, measured at fair value	33,335
Distributions payable	15,289
Accounts payable and accrued expenses	19,597

Net Assets Acquired	873,013
As the cost of the acquisition exceeds the fair value of the assets acquired, BSPRT allocates the difference on the basis of relative fair values to certain assets which are not carried at fair value. This determination is preliminary and is subject to change when the evaluation is complete. A preliminary determination of the premium paid is as follows (amounts in thousands):
Total Purchase Price	(924,518)
Preliminary estimate of the fair value of the net assets acquired	873,013
Premium allocated to certain assets not measured at fair value	(51,503)
4.	Pro Forma Adjustments
The accompanying unaudited pro forma combined financial statements have been prepared as if the acquisition had occurred as of June 30, 2021 for balance sheet purposes and as of January 1, 2020 for income statement purposes and reflect the following pro forma adjustments (amounts in thousands):
Pro Forma Combined Balance Sheet as of June 30, 2021:
(A)
This adjustment represents the estimated capitalized additional third party costs allocated to the other assets acquired, such as merger and acquisition fees, as well as legal, accounting and other third party due diligence costs of approximately $10.6 million for BSPRT and $13.2 million for Capstead which would not be a recurring expense.

(B)	This adjustment represents the issuance, at fair value of shares of BSPRT Series E Preferred Stock in exchange for the retirement of shares of Capstead Series E Preferred Stock.
(C)	This adjustment represents the issuance of 34,319,789 shares of BSPRT common stock in exchange for the retirement of 97,513,808 shares of Capstead common stock.
(D)
This adjustment represents the elimination of Capstead’s additional paid-in-capital balance of $1,270.0 million, accumulated deficit of $655.4 million, and accumulated other comprehensive income of $6.9 million.

(E)
This adjustment represents the cash consideration transferred by BSPRT to the common shareholders of Capstead as part of the acquisition, and the allocation of the excess of the cost of the acquisition over the fair value of Capstead’s acquired assets.

(F)
This adjustment represents the issuance, at par value, of 7,649,646 shares of BSPRT common stock, in exchange for the assumed conversion, at par value, of 25,567 shares of BSPRT Series A Preferred Stock into BSPRT Common Stock on or near the Closing date.

(G)	This adjustment represents the increase in compensation costs due to expected severance payment to Capstead officers as a result of the acquisition which would not be a recurring expense.
Pro Forma Income Statement for the Six-Month Period Ended June 30, 2021:
(A)
Represents the pro forma combined earnings per share of BSPRT Common Stock, including the impact of the 34,319,789 shares of BSPRT Common Stock assumed to be issued per adjustment C above and the issuance of 13,439,166 shares of BSPRT Common Stock upon the assumed conversion of the BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock. Per its

terms, the BSPRT Series A Preferred Stock will automatically convert into BSPRT Common Stock upon the listing of the BSPRT Common Stock in connection with the Merger, and BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock will convert into BSPRT Common Stock upon the one year anniversary of the listing.
(B)	This adjustment represents the increase in the management fees paid as a result of the acquisition.
(C)	This adjustment represents the reduction of compensation costs as a result of the acquisition as BSPRT does not have any employees.
(D)
Per its terms, the BSPRT Series A Preferred Stock will automatically convert into BSPRT Common Stock upon the listing of the BSPRT Common Stock in connection with the Merger, and the BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock will convert into BSPRT Common Stock upon the one year anniversary of the listing. This adjustment represents the reduction of preferred dividends paid and undistributed earnings as a result of the acquisition and conversion of the BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock.

Pro Forma Income Statement for the Year Ended December 31, 2020:
(A)
This adjustment represents the estimated additional total third party costs and related liabilities, such as merger and acquisition fees, as well as legal, accounting, and other third party due diligence costs of approximately $10.1 million for BSPRT and $13.2 million for Capstead.

(B)
Represents the pro forma combined earnings per share of BSPRT Common Stock, including the impact of the 34,319,789 shares of BSPRT Common Stock assumed to be issued per adjustment C above and the issuance of 7,649,646 shares of BSPRT Common Stock upon the assumed conversion of BSPRT Series A Preferred Stock to the unaudited pro forma combined balance sheets. Per its terms, the BSPRT Series A Preferred Stock will automatically convert into BSPRT Common Stock upon the listing of the BSPRT Common Stock in connection with the Merger.

(C)	This adjustment represents the expense of acquired assets that were allocated excess consideration paid in the unaudited pro forma combined financial statements.
(D)	This adjustment represents the increase in compensation costs due to expected severance payment to Capstead officers as a result of the acquisition which would not be a recurring expense.
(E)	This adjustment represents the increase in the management fees paid as a result of the acquisition.
(F)
Per its terms, the BSPRT Series A Preferred Stock will automatically convert into BSPRT Common Stock upon the listing of the BSPRT Common Stock in connection with the Merger. This adjustment represents the reduction of preferred dividends paid as a result of the acquisition and conversion of the BSPRT Series A Preferred Stock.

Annex A - Agreement and Plan of Merger
AGREEMENT AND PLAN OF MERGER

among

BENEFIT STREET PARTNERS REALTY TRUST, INC.,

RODEO SUB I, LLC,

CAPSTEAD MORTGAGE CORPORATION

and

BENEFIT STREET PARTNERS L.L.C.

Dated as of July 25, 2021

A-i

A-ii

Annex A	Certain Definitions
Annex B	Form of Articles Supplementary Classifying Parent Series E Cumulative Redeemable Preferred Stock
Exhibit A	Form of Company REIT Opinion
Exhibit B	Form of Parent REIT Opinion
Exhibit C	Form of Company Tax Representation Letter (REIT)
Exhibit D	Form of Parent Tax Representation Letter (REIT)
A-iii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of July 25, 2021 (this “Agreement”), by and among Benefit Street Partners Realty Trust, Inc., a Maryland corporation (“Parent”), Rodeo Sub I, LLC, a Maryland limited liability company and a wholly owned Subsidiary of Parent (“Buyer”), Capstead Mortgage Corporation, a Maryland corporation (the “Company”), and, solely for purposes of Sections 2.6, 3.1(b)(i)(B), 3.3(a), 3.3(i), 7.9, 7.12, 8.1, 8.2, 9.2(b) and 9.3(c) and Articles VI and X, Benefit Street Partners L.L.C., a Delaware limited liability company (“Parent Manager”).
WHEREAS, the Company and Parent are Maryland corporations operating as real estate investment trusts within the meaning, and under the provisions, of Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes (“REITs”);
WHEREAS, the Company, Parent and Buyer wish to effect a business combination through a merger of the Company with and into Buyer, with Buyer being the Surviving Company (the “Merger”), upon the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “LLC Act”);
WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby (collectively, the “Transactions”), including the Merger, are in the best interests of the Company, (ii) approved this Agreement and declared that the Transactions, including the Merger, are advisable, (iii) directed that the Merger and the other Transactions be submitted to the holders of Company Common Stock for consideration at the Company Stockholders Meeting and (iv) recommended that the holders of Company Common Stock approve the Merger and the other Transactions (such recommendation made in clause (iv), the “Company Board Recommendation”);
WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Merger and the issuance of the shares of Parent Class A Common Stock and Parent Series E Cumulative Redeemable Preferred Stock pursuant to this Agreement (collectively, the “Parent Stock Issuance”), the Reverse Stock Split and the Reclassification, are in the best interests of Parent and (ii) approved this Agreement and the Transactions, including the Merger, the Parent Stock Issuance, the Reverse Stock Split and the Reclassification;
WHEREAS, Parent, as the sole member of Buyer, has (i) determined that this Agreement and the Transactions, including the Merger, are in the best interests of Buyer, (ii) approved this Agreement and declared that the Transactions, including the Merger, are advisable and (iii) approved this Agreement and the Transactions, including the Merger;
WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the Parent Stock Issuance and also prescribe various terms of and conditions to the Merger and the Parent Stock Issuance;
WHEREAS, prior to the consummation of the Merger, Parent shall have effectuated (i) a reverse stock split of one (1) share of Parent Common Stock for every ten (10) outstanding shares of Parent Common Stock (the “Reverse Stock Split”), (ii) the subsequent renaming (the “Name Change”) by the Parent Board of Parent Common Stock (following the completion of the Reverse Stock Split) as Class A common stock, par value $0.01 per share (the “Parent Class A Common Stock”), and (iii) a stock dividend of nine (9) shares of Parent’s newly created Class B common stock, par value $0.01 per share (the “Parent Class B Common Stock”), which will be identical to the Parent Class A Common Stock, except that upon the six-month anniversary of the Closing, each share of the Parent Class B Common Stock shall automatically, and without any stockholder action, convert into one share of the Parent Class A Common Stock, to be paid on each share of Parent Class A Common Stock ((ii) and (iii) being referred to herein collectively as the “Reclassification”); and
WHEREAS, prior to the consummation of the Merger, Parent shall cause the Parent Class A Common Stock and the Parent Series E Cumulative Redeemable Preferred Stock to be listed on the NYSE effective at, or prior to, the Effective Time or such other time as agreed to by the parties.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Buyer and the Company hereby agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.
Section 1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:
Definition	Section
Agreement	Preamble
Articles of Merger	2.2(b)
Book-Entry Shares	3.1(b)(i)
Buyer	Preamble
Cancelled Shares	3.1(b)(v)
Certificates	3.1(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company 401(k) Plans	7.9(f)
Company Additional Dividend Amount	7.18(a)
Company Affiliate	10.10(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Change of Recommendation	7.3(b)
Company Common Stock	3.1(b)(i)
Company Contracts	4.16(b)
Company DER Consideration	3.2(b)
Company Director Designees	2.5
Company Disclosure Letter	Article IV
Company Material Adverse Effect	4.1(a)
Company Performance Units	3.2(b)
Company Permits	4.9
Company Plans	4.10(a)
Company Portfolio Securities	7.1(b)(iv)
Company Preferred Stock	3.1(b)(iii)
Company Restricted Stock	3.2(a)
Company SEC Documents	4.5(a)
Company Stockholders Meeting	4.4
Confidentiality Agreement	7.7(b)
Continuing Employees	7.9(a)
Creditors’ Rights	4.3(a)
D&O Insurance	7.10(c)
Dispute Notice	3.1(c)(ii)
Earned Unit	3.2(b)
Effective Time	2.2(b)
End Date	9.1(b)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)

Definition	Section
GAAP	4.5(b)
Indemnified Liabilities	7.10(a)
Indemnified Persons	7.10(a)
Intended Tax Treatment	2.6
Letter of Transmittal	3.3(b)(i)
Listing	7.20
LLC Act	Recitals
Maryland Courts	10.7(b)
Maryland Department	2.2(b)
Material Company Insurance Policies	4.17
Material Parent Insurance Policies	5.17
MGCL	Recitals
Merger	Recitals
Name Change	Recitals
Notice of Recommendation Change	7.3(d)(iii)
Notice Period	7.3(d)(iii)
Parent	Preamble
Parent Additional Dividend Amount	7.18(b)
Parent Affiliate	10.10(b)
Parent Board	Recitals
Parent Class A Common Stock	Recitals
Parent Class B Common Stock	Recitals
Parent Contracts	5.16(b)
Parent Disclosure Letter	Article V
Parent Equity Plan	5.2(a)
Parent Manager	Preamble
Parent Manager Permits	6.4
Parent Manager Plans	7.9(a)
Parent Material Adverse Effect	5.1(a)
Parent Permits	5.9
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
pdf	10.5
Per Common Share Consideration	3.1(b)(i)
Per Common Share Parent Consideration	3.1(b)(i)
Per Common Share Parent Stock Consideration	3.1(b)(i)
Per Share Preferred Merger Consideration	3.1(b)(iii)
Proxy Statement	4.4
Qualified REIT Subsidiary	4.1(b)
Qualifying Income	9.3(f)(i)
Registration Statement	4.8
REITs	Recitals
Reclassification	Recitals
Reverse Stock Split	Recitals
Sexual Misconduct Allegation	4.11(e)
Surviving Company	2.1
Taxable REIT Subsidiary	4.1(b)
Terminable Breach	9.1(b)(iii)
Total Parent Consideration	3.1(b)(iii)
Transaction Litigation	7.15
Transactions	Recitals

ARTICLE II
THE MERGER
Section 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the LLC Act, at the Effective Time, the Company shall be merged with and into Buyer, with Buyer surviving the Merger (Buyer, as the surviving company in the Merger, sometimes being referred to herein as the “Surviving Company”). As a result of the Merger, the Surviving Company shall be a direct, wholly owned Subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the MGCL and the LLC Act.
Section 2.2 Closing.
(a)  The closing of the Merger (the “Closing”), shall take place at 8:00 a.m., Dallas, Texas time, on a date that is two Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VIII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) by means of a virtual closing through the electronic exchange of signatures, or such other place as Parent and the Company may agree to in writing. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.
(b)  Prior to the Closing, Parent and the Company shall prepare and, as soon as practicable on the Closing Date after the Closing, Parent and the Company shall (i) cause the Merger to be consummated by filing with the State Department of Assessments and Taxation of Maryland (the “Maryland Department”) articles of merger (the “Articles of Merger”) in connection with the Merger, in such form as is required by, and executed in accordance with, the MGCL and the LLC Act, and (ii) make all other filings, recordings or publications required to be made by Buyer or the Company under the MGCL and the LLC Act in connection with the Merger. The Merger shall become effective at the time the Articles of Merger are accepted for record by the Maryland Department or such later date (not to exceed 30 days after the Articles of Merger are accepted for record by the Maryland Department) and time as shall be agreed to in writing by the Company and Parent and specified in the Articles of Merger (such date and time the Merger becomes effective, the “Effective Time”), it being understood and agreed that the parties shall cause the Effective Time to occur on the Closing Date.
Section 2.3 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the MGCL, including Section 3-114 thereof, and the LLC Act, including Section 4A-709 thereof. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the assets, property, rights, privileges, immunities, purposes, powers and franchises of the Company and Buyer shall transfer to, vest in and devolve on the Surviving Company and all debts, obligations, liabilities and duties of the Company and Buyer shall become the debts, obligations, liabilities and duties of the Surviving Company.
Section 2.4 Organizational Documents. At the Effective Time and by virtue of the Merger, the articles of organization of Buyer as in effect immediately prior to the Effective Time shall be the articles of organization of the Surviving Company, until thereafter amended, subject to Section 7.10(b), in accordance with its respective terms and applicable Law. In addition, at the Effective Time and by virtue of the Merger, the operating agreement of Buyer as in effect immediately prior to the Effective Time shall be the operating agreement of the Surviving Company, until thereafter amended, subject to Section 7.10(b), in accordance with the applicable provisions of the Surviving Company’s articles of organization and operating agreement and applicable Law.
Section 2.5 Directors of Parent. Prior to the Effective Time, Parent shall take all necessary corporate action so that, upon and immediately after the Effective Time, the number of directors that will comprise all of the members of the Parent Board will be eight (8) and, as of the Effective Time, the Parent Board shall consist of (a) five (5) individuals who are the directors of Parent immediately prior to the Effective Time and (b) three (3) individuals designated by the Company prior to the Closing Date, who shall each (i) be one of the current members of the Company Board who is reasonably acceptable to the Parent Board, (ii) not have been party to or involved in an event that would be required to be disclosed pursuant to Item 401(f) of Regulations S-K under the Securities Act and the Exchange Act and (iii) qualify as an independent director of Parent based on Parent’s Organizational Documents and the NYSE Listed Company Manual or any NYSE rules related thereto as determined by the Nominating and Corporate Governance Committee of the Parent Board (the “Company Director Designees”), who shall serve until the 2022 annual meeting of the stockholders of Parent and until their respective successors are duly elected and shall qualify, all in accordance with the Organizational Documents of Parent. In connection with the 2022 annual meeting of stockholders of Parent, two (2) of the Company Director Designees shall be nominated by the Parent Board to stand for election at the 2022 annual meeting of stockholders of Parent, in all cases subject to the satisfaction and compliance of such Company Director Designees with Parent’s then-current corporate governance guidelines and code of business conduct and ethics.
Section 2.6 Tax Consequences. For U.S. federal income tax purposes, the parties intend that (a) the Merger shall be treated as (i) a taxable sale by the Company of its assets to Parent in exchange for the Total Parent Consideration and (ii) the distribution of the Total Parent Consideration to the holders of shares of Company Common Stock and Company Preferred Stock in liquidation of the Company pursuant to Section 331 and Section 562 of the Code, and that this Agreement be, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income tax purposes, and (b) each holder of Company Common Stock will be treated as exchanging their stock in a taxable transaction for the Per Common Share Consideration, with (i) the Per Common Share Parent Consideration treated as described in clause (a)(ii) above and (ii) consistent with Article III, the Per Common Share Additional Manager Consideration paid by Parent Manager directly to the holders of shares of Company Common Stock (the “Intended Tax Treatment”). Each of the parties agrees to report the transactions in accordance with the Intended Tax Treatment. No party shall take any contrary position in any tax return, report or filing with any government agency or court; provided, that nothing contained herein shall prevent any party from settling any proposed deficiency or adjustment by any taxing authority based upon or arising out of the transactions contemplated herein, and no party shall be required to litigate before any court any such proposed deficiency or adjustment by any taxing authority; and, provided, further, that Manager shall be entitled to withhold under Section 1441 with respect to the Per Common Share Additional Manager Consideration.
ARTICLE III
EFFECTS OF THE MERGER; EXCHANGE
Section 3.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Buyer, the Company or any holder of any securities of Parent, Buyer or the Company:
(a) Membership Interests of Buyer. All of the membership interests of Buyer issued and outstanding immediately prior to the Effective Time shall remain outstanding as membership interests of the Surviving Company.
(b) Capital Stock of the Company.
(i) Subject to the other provisions of this Article III, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares), shall automatically be converted into the right to receive (A) from Parent (1) that number of validly issued, fully paid and nonassessable shares of Parent Class A Common Stock equal to the Exchange Ratio (the “Per Common Share Parent Stock Consideration” and together with the Per Common Share Parent Cash Consideration, the “Per Common Share Parent Consideration”) and (2) the Per Common Share Parent Cash Consideration, and (B) from Parent Manager (acting solely on its own behalf), as additional consideration, the Per Common Share Additional Manager Consideration. As used in this Agreement, (x) “Exchange Ratio” means a quotient (rounded to the nearest one ten-thousandth) determined by dividing (1) the Company Adjusted Book Value Per Share by (2) the Parent Adjusted Book Value Per Share, in each case as determined in accordance with Section 3.1(c) and as such number may be adjusted in accordance with Section 3.1(d), and (y) “Per Common Share Consideration” means the sum of the Per Common Share Parent Consideration and the Per Common Share Additional Manager Consideration.
(ii) All such shares of Company Common Stock, when so converted pursuant to Section 3.1(b)(i), shall automatically be canceled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than Cancelled Shares) shall cease to have any rights with respect thereto, except the right to receive (A) the Per Common Share Parent Consideration, (B) the Per Common Share Additional Manager Consideration, (C) any dividends or other distributions in accordance with Section 3.3(g) and (D) any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h), in each case, to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3.
(iii) Subject to the other provisions of this Article III, each share of the Company’s 7.50% Series E Cumulative Redeemable Preferred Stock, $0.10 par value per share (the “Company Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive one newly issued share of Parent Series E Cumulative Redeemable Preferred Stock (the “Per Share Preferred Merger Consideration” and together with the Per Common Share Parent Consideration, the “Total Parent Consideration”).
(iv) All such shares of Company Preferred Stock, when so converted pursuant to Section 3.1(b)(iii), shall automatically be canceled and cease to exist. Each holder of a share of Company Preferred Stock that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Per Share Preferred Merger Consideration therefor upon the surrender of such share of Company Preferred Stock in accordance with Section 3.3.
(v) All shares of Company Common Stock held by Parent or Buyer or by any wholly owned Subsidiary of Parent or Buyer or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist as of the Effective Time, and no consideration shall be delivered or deliverable in exchange therefor (collectively, the “Cancelled Shares”).
(c) Determination of Exchange Ratio.
(i) As promptly as practicable, and in any event within ten (10) days after the Determination Date, each Calculating Party shall prepare and deliver to the Receiving Party a Proposed Book Value Schedule, together with such supporting documentation that the Receiving Party may reasonably request.
(ii) Within two (2) Business Days after the delivery of each Proposed Book Value Schedule, the Receiving Party shall notify the Calculating Party whether it accepts or disputes the accuracy of the Proposed Book Value Schedule. In the event that the Receiving Party disputes the accuracy of the Proposed Book Value Schedule, the Receiving Party shall notify the Calculating Party in writing and in reasonable detail of those items and amounts as to which the Receiving Party disagrees and, provided the Receiving Party has received such supporting documentation reasonably necessary to do so, shall set forth the Receiving Party’s calculation of such disputed amounts (a “Dispute Notice”), and the Receiving Party shall be deemed to have agreed with all other items and amounts contained in the Proposed Book Value Schedule other than as set forth in any such Dispute Notice. In the event that the Receiving Party notifies the Calculating Party that it accepts the Proposed Book Value Schedule or does not deliver a Dispute Notice to the Calculating Party during such two (2) Business Day period, the Receiving Party shall be deemed to have accepted the Proposed Book Value Schedule, and the calculations of the Parent Adjusted Book Value Per Share or Company Adjusted Book Value Per Share set forth therein shall be final, conclusive and binding upon the parties.
(iii) Prior to the delivery of the Proposed Book Value Schedules, Parent and the Company shall act in good faith to mutually agree upon a nationally recognized registered independent public accounting firm or a nationally recognized independent valuation expert (in either case, the “Independent Accounting or Valuation Firm”) to resolve any disputes pursuant to this Section 3.1(c). If a Dispute Notice shall be timely delivered by the Receiving Party pursuant to Section 3.1(c)(ii) above, then the Calculating Party and the Receiving Party shall forthwith jointly request that the Independent Accounting or Valuation Firm make a binding determination only as to the items set forth in the Dispute Notice in accordance with the terms of this Agreement. The Independent Accounting or Valuation Firm will, under the terms of its engagement, be requested to render its written decision with respect to such disputed items and amounts within four (4) Business Days from the date of referral. The Independent Accounting or Valuation Firm shall consider only those items or amounts in the Proposed Book Value Schedule as to which the Receiving Party and the Calculating Party are in disagreement. The Independent Accounting or Valuation Firm shall deliver to the Receiving Party and the Calculating Party a written report setting forth its adjustments, if any, to the Proposed Book Value Schedule based on the Independent Accounting or Valuation Firm’s determination with respect to the disputed items and amounts in accordance with this Agreement and such report shall include the calculations supporting such adjustments; provided, that for each item as to which the Calculating Party or the Receiving Party are in disagreement, the Independent Accounting or Valuation Firm shall assign a value for each such item no greater than the higher amount, and no less than the lower amount, calculated or proposed by the Calculating Party or the Receiving Party with respect to such item, as the case may be. Such report shall be final, conclusive and binding on the parties, and neither party nor any of their respective Affiliates or Representatives will seek recourse to any courts, other tribunals or otherwise, other than to enforce the determination of the Independent Accounting or Valuation Firm. The fees and expenses of the Independent Accounting or Valuation Firm for purposes of this Section 3.1(c)(iii) shall be shared equally by the parties, but such fees and expenses of the Independent Accounting or Valuation Firm shall not adjust either the Company Book Value Per Share or the Parent Book Value Per Share.
(iv) As soon as practicable (but not more than two (2) Business Days) following the final determination of the Parent Adjusted Book Value Per Share, the Company Adjusted Book Value Per Share and the Exchange Ratio, Parent and the Company shall make a joint public statement to disclose the Exchange Ratio, the Per Common Share Parent Cash Consideration and the Per Common Share Additional Manager Consideration.
(d) Adjustment to Merger Consideration and Exchange Ratio. The Merger Consideration, the Exchange Ratio, the amount of the Per Common Share Parent Cash Consideration and the amount of the Per Common Share Additional Manager Consideration shall be ratably adjusted, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock, Company Preferred Stock or Parent Common Stock, as applicable), subdivision, reorganization, reclassification, recapitalization, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock, Company Preferred Stock or Parent Common Stock outstanding after the date hereof and prior to the Effective Time and thereafter all references to the Merger Consideration and Exchange Ratio, as applicable, shall be deemed to be the Merger Consideration and Exchange Ratio, as so adjusted. Nothing in this Section 3.1(c) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement. Notwithstanding anything herein to the contrary, neither the Reverse Stock Split nor the Reclassification shall result in an adjustment pursuant to this Section 3.1(c).
Section 3.2 Treatment of Company Equity-Based Awards.
(a) Company Restricted Stock. Effective immediately prior to the Effective Time, any restricted stock issued under the Company Equity Plan (“Company Restricted Stock”) that is outstanding immediately prior to the Effective Time shall automatically become fully vested and non-forfeitable, and all shares of Company Common Stock represented thereby shall be considered outstanding for all purposes of this Agreement and subject to the right to receive the Per Common Share Consideration (less any applicable income and employment Taxes).
(b) Company Performance Units. Effective immediately prior to the Effective Time, any award of performance units granted under the Company Equity Plan (the “Company Performance Units”) that is outstanding immediately prior to the Effective Time shall automatically become earned and vested with respect to that number of shares of Company Common Stock subject to such Company Performance Unit determined in accordance with the terms of the Company Performance Unit, provided that any performance goals with respect to the Company Performance Units shall be deemed to have been met at the targeted amount for the relevant performance period (each such earned and vested Company Performance Unit, an “Earned Unit”). All shares of Company Common Stock represented thereby shall be considered outstanding for all purposes of this Agreement and subject to the right to receive the Per Common Share Consideration (less any applicable income and employment Taxes).
(c) Company Dividend Equivalent Rights. Each Company Dividend Equivalent Right that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and no longer have any force or effect; provided, however, that any accrued amounts that have not yet been paid with respect to such Company Dividend Equivalent Right as of immediately prior to the Effective Time (the “Company DER Consideration”) shall be paid to the holder thereof at the Effective Time (or as soon as practicable thereafter but in no event later than the first payroll date following the Effective Time), less any applicable income and employment tax withholdings. The Company DER Consideration paid with respect to Company Dividend Equivalent Rights in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to the canceled Company Dividend Equivalent Rights, as applicable, and on and after the Effective Time, any holder of Company Dividend Equivalent Rights shall have no further rights with respect thereto, other than the right to receive the Company DER Consideration as provided in this Section 3.2(c).
(d) Prior to the Effective Time, the Company shall take such actions as are required to effectuate the treatment of the Company Restricted Stock, the Company Performance Units and the Company Dividend Equivalent Rights pursuant to the terms of Section 3.2(a), Section 3.2(b) and Section 3.2(c), and to take all actions reasonably required to effectuate any provision of Section 3.2(a), Section 3.2(b) and Section 3.2(c).
Section 3.3 Payment for Securities; Exchange.
(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent, Parent Manager and Buyer shall enter into an agreement with the Company’s transfer agent to act as agent for the holders of Company Common Stock and Company Preferred Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration, including the Per Common Share Additional Manager Consideration, and cash sufficient to pay cash in lieu of fractional shares pursuant to Section 3.3(h) and any dividends or other distributions pursuant to Section 3.3(g), to which such holders shall become entitled pursuant to this Article III. On or prior to the Closing Date and prior to the Effective Time, (i) Parent or Buyer shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock and Company Preferred Stock, for issuance in accordance with this Article III through the Exchange Agent, (A) the cash and number of shares of Parent Class A Common Stock issuable to the holders of Company Common Stock outstanding immediately prior to the Effective Time pursuant to Section 3.1(b)(i)(A) and Section 3.2 (solely with respect to the Per Common Share Parent Consideration) and (B) the number of shares of applicable Parent Preferred Stock issuable to the holders of Company Preferred Stock outstanding immediately prior to the Effective Time pursuant to Section 3.1(b)(iii), and (ii) Parent Manager (acting solely on its own behalf) shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for issuance in accordance with this Article III, an aggregate amount of cash sufficient to pay the Per Common Share Additional Manager Consideration. Parent agrees to deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g) and to make payments in lieu of fractional shares pursuant to Section 3.3(h), and Parent Manager (acting solely on its own behalf) agrees to deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay the Per Common Share Additional Manager Consideration. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration, including the Per Common Share Additional Manager Consideration, contemplated to be issued in exchange for shares of Company Common Stock and Company Preferred Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a) and Sections 3.3g) and 3.3h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Class A Common Stock and Parent Preferred Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)), including the Per Common Share Additional Manager Consideration, shall hereinafter be referred to as the “Exchange Fund.” The Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Company Common Stock and Company Preferred Stock for the Merger Consideration and cash in lieu of fractional shares and the Per Common Share Additional Manager Consideration. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.
(b) Exchange Procedures.
(i) As soon as practicable after the Effective Time, but in no event more than two Business Days after the Closing Date, Parent shall instruct the Exchange Agent to mail or otherwise deliver to each record holder, as of immediately prior to the Effective Time, of (A) a certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock or Company Preferred Stock, as applicable (the “Certificates”) or (B) shares of Company Common Stock or Company Preferred Stock, as applicable, represented by book-entry (“Book-Entry Shares”), in each case, which shares were converted pursuant to Section 3.1 or Section 3.2 into the right to receive the applicable Merger

Consideration at the Effective Time, (1) a letter of transmittal (“Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing (it being understood that the forms of Letter of Transmittal to be mailed to the holders of Company Common Stock and Company Preferred Stock may vary in certain respects due to differences in the respective securities) and (2) instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the applicable Merger Consideration set forth in Section 3.1 or Section 3.2.
(ii) Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) the applicable Merger Consideration, including the Per Common Share Additional Manager Consideration, pursuant to the provisions of this Article III (which shares of Parent Class A Common Stock and Parent Preferred Stock shall be in uncertificated book-entry form) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Class A Common Stock pursuant to Section 3.3(h) and any dividends and other distributions pursuant to Section 3.3(g). No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the applicable Merger Consideration payable in respect of the Certificates or Book-Entry Shares. If payment of the applicable Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock or Company Preferred Stock, as applicable, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Company that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration payable in respect of such shares of Company Common Stock and Company Preferred Stock, cash in lieu of any fractional shares of Parent Class A Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).
(iii) Notwithstanding anything herein to the contrary, at the Company’s request, Parent shall instruct the Exchange Agent to automatically convert Book-Entry Shares into the applicable Merger Consideration without any required action on the part of the holders of such Book-Entry Shares.
(c) Termination of Rights. All Merger Consideration, any cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Class A Common Stock or Parent Preferred Stock pursuant to Section 3.3(g), in each case paid upon the surrender of and in exchange for shares of Company Common Stock and Company Preferred Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock or Company Preferred Stock, as applicable. At the Effective Time, the stock transfer books of the Company shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock and Company Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged for the applicable Merger Consideration payable in respect of the shares of Company Common Stock or Company Preferred Stock, as applicable, previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing Cancelled Shares), any cash in lieu of fractional shares of Parent Class A Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.
(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former Company Stockholders on the 365th day after the Closing Date shall be delivered to the Surviving

Company, upon demand, and any former Company Stockholders who have not theretofore received the applicable Merger Consideration to which they are entitled under this Article III, any cash in lieu of fractional shares of Parent Class A Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Class A Common Stock and Parent Preferred Stock, as applicable, to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, shall thereafter look only to the Surviving Company and Parent for payment of their claim for such amounts.
(e) No Liability. None of the Surviving Company, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which the applicable Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.
(f) Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing Cancelled Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Company, the posting by such Person of a bond in such reasonable amount, pursuant to the policies and procedures of the transfer agent for Parent, as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the shares of Company Common Stock or Company Preferred Stock, as applicable, formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Class A Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Class A Common Stock and Parent Preferred Stock to which the holders thereof are entitled pursuant to Section 3.3(g).
(g) Distributions with Respect to Parent Class A Common Stock and Parent Series E Cumulative Redeemable Preferred Stock. No dividends or other distributions declared or made with respect to shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, shall be paid to any such holder, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable. For purposes of dividends or other distributions in respect of shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, all whole shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Class A Common Stock or Parent Series E Cumulative Redeemable Preferred Stock, as applicable, were issued and outstanding as of the Effective Time.
(h) No Fractional Shares of Parent Class A Common Stock. No certificates or scrip or shares representing fractional shares of Parent Class A Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Class A Common Stock.

Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Class A Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Class A Common Stock multiplied by (ii) (A) the average of the volume weighted average prices of one share of Company Common Stock for the five (5) consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. multiplied by (B) the Exchange Ratio. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Class A Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder), the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.
(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration to be paid by Parent, Parent Manager or the Exchange Agent hereunder and any other amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of state, local or foreign Tax Law. If Parent, the Surviving Company, Parent Manager or the Exchange Agent believes that such deduction or withholding is required, the applicable withholding Person shall provide the Company with written notice at least five (5) Business Days prior to withholding any amount pursuant to this Section 3.3(i) (except that no such notice shall be required for any withholding with respect to payments of the Per Common Share Additional Manager Consideration to foreign persons) such that the Company and/or the holders of Company Common Stock, Company Restricted Stock, Earned Units and/or Company Dividend Equivalent Rights shall have the opportunity to eliminate or reduce such deduction or withholding obligation by filing appropriate documentation or taking other appropriate action, and subject to their respective obligations under applicable Law, Parent, the Surviving Company, Parent Manager and the Exchange Agent shall cooperate in good faith with the Company and/or such holders as necessary to eliminate or reduce such deduction or withholding. Any such amounts so deducted or withheld shall be paid over to the relevant Taxing Authority in accordance with applicable Law by the Exchange Agent, the Surviving Company, Parent Manager or Parent, as the case may be, and such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
(j) Dissenters’ Rights. No dissenters’ or appraisal rights or rights of objecting stockholders shall be available with respect to the Merger or the other Transactions.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Buyer on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents filed or furnished at least one (1) Business Day prior to the date of this Agreement (including all exhibits and schedules thereto and documents incorporated by reference therein, but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward looking in nature), the Company represents and warrants to Parent and Buyer as follows:
Section 4.1 Organization, Standing and Power.
(a) Each of the Company and its Subsidiaries is, as applicable, a corporation, partnership or limited liability company duly organized, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized, validly existing, in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed to do business and, where relevant, is in good standing in each jurisdiction in which the business it is conducting requires such qualification or license, other than where the failure to so qualify, be licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents.
(b) Schedule 4.1b) of the Company Disclosure Letter sets forth an accurate and complete list of each Subsidiary of the Company, including a list of each Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”), or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Subsidiary, (ii) the type and percentage of interest held, directly or indirectly, by the Company in such Subsidiary, (iii) the amount of its authorized capital stock and (iv) the amount of its outstanding capital stock.
(c) Schedule 4.1c) of the Company Disclosure Letter sets forth an accurate and complete list of Persons, other than the Subsidiaries of the Company, in which the Company or any Subsidiary of the Company has an equity interest.
Section 4.2 Capital Structure.
(a) As of the date of this Agreement, the authorized capital stock of the Company consists of: (i) 250,000,000 shares of Company Common Stock and (ii) 100,000,000 shares of preferred stock, par value $0.10 per share, of which 16,329,039 shares have been designated as Company Preferred Stock. At the close of business on June 30, 2021: (A) 96,847,910 shares of Company Common Stock were issued and outstanding, including 822,780 shares of Company Restricted Stock; and (B) 10,329,039 shares of the Company Preferred Stock were issued and outstanding. At the close of business on June 30, 2021: (1) 662,000 Company Dividend Equivalent Rights were outstanding (excluding Company Dividend Equivalent Rights outstanding and related to Company Restricted Stock and Company Performance Units, which are set forth on Schedule 4.2a) of the Company Disclosure Letter); (2) 665,801 Company Performance Units were issued and outstanding (under which 665,801 shares of Company Common Stock were issuable if the performance goals with respect to the Company Performance Units were met at the targeted amount for the relevant performance period); and (3) 1,878,295 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Equity Plan. Except as set forth in this Section 4.2, at the close of business on June 30, 2021, there are no other shares of outstanding Company Capital Stock issued, reserved for issuance or outstanding.
(b) All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights. All outstanding shares of Company Capital Stock have been issued and granted in compliance in all material respects with applicable state and federal securities Laws, the MGCL and the Organizational Documents of the Company. The Company owns, of record and beneficially, directly or indirectly, all of the issued and outstanding shares of capital stock, membership interests and partnership interests, as applicable, of the Company’s Subsidiaries, free and clear of all Liens, other than Permitted Liens. As of the close of business on June 30, 2021, except as set forth in this Section 4.2 and the Organizational Documents of the Company, and except for stock grants or other awards granted in accordance with Section 7.1(b)(ii), there are no outstanding: (i) shares of Company Capital Stock; (ii) Voting Debt; (iii) securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or Voting Debt; (iv) contractual obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or capital stock, membership interests, partnership interests, joint venture interests or other equity interests of any Subsidiary of the Company; or (v) subscriptions, options, warrants, calls, puts, rights of first refusal or other rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound, in any case, obligating the Company or any Subsidiary of the Company to (A) issue, deliver, transfer, sell, purchase, redeem or acquire, or cause to be issued, delivered, transferred, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock, any Voting Debt or other voting securities of the Company or (B) grant, extend or enter into any such subscription, option, warrant, call, put, right of first refusal or other similar right, commitment or agreement. Except as set forth in the Organizational Documents of the Company, there are no stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock.

(c) All dividends or other distributions on the shares of Company Capital Stock and any material dividends or other distributions on any securities of any Subsidiary of the Company which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been declared and are not yet due and payable).
Section 4.3 Authority; No Violations; Approvals.
(a) The Company has all requisite corporate power to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the receipt of the Company Stockholder Approval, to consummate the Merger and the other Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, including the consummation of the Merger, have been duly and validly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to (i) the Company Stockholder Approval and (ii) the filing of the Articles of Merger with, and acceptance for record by, the Maryland Department. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent, Buyer and Parent Manager, constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, (A) determined that this Agreement and the Transactions, including the Merger, are in the best interests of the Company, (B) approved this Agreement and declared that the Transactions, including the Merger, are advisable, (C) directed that the Merger and the other Transactions be submitted to the holders of Company Common Stock for consideration at the Company Stockholders Meeting and (D) made the Company Board Recommendation. Except as permitted under Section 7.3, none of the foregoing actions by the Company Board have been rescinded, withdrawn or modified in any way. Assuming that the terms of the Parent Series E Cumulative Redeemable Preferred Stock to be issued to the holders of Company Preferred Stock are as set forth in the articles supplementary in the forms attached hereto as Annex B, (1) each holder of Company Preferred Stock shall not have the right to convert any of the shares of Company Preferred Stock, as applicable, into Company Common Stock as a result of the Merger, and (2) the Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock that is necessary to approve the Merger and the other Transactions (including the conversion of the Company Preferred Stock in accordance with Section 3.1(b)).
(b) Except as set forth on Schedule 4.3b) of the Company Disclosure Letter, the execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) assuming that the Company Stockholder Approval is obtained, contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any Company Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.4  Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing with the SEC of (i) a proxy statement in preliminary and definitive form (the “Proxy Statement”) relating to the meeting of the holders of Company Common Stock to consider the approval of the Merger and the other Transactions (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (ii) such reports under the Exchange Act and the Securities Act, and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (b) the filing of the Articles of Merger and any other required filings with, and the acceptance for record by, the Maryland Department pursuant to the MGCL and the LLC Act; (c) filings as may be required under the rules and regulations of the NYSE; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” laws or Takeover Laws; and (e) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.5 SEC Documents; Financial Statements; Internal Controls and Procedures.
(a) Since December 31, 2018, the Company has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, as amended, collectively, the “Company SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) The consolidated audited and unaudited interim financial statements of the Company included or incorporated by reference in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments) the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries, as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim financial statements, to absence of notes and normal year-end adjustments). To the knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review and the Company does not have outstanding and unresolved comments from the SEC with respect to any of the Company SEC Documents. None of the Company SEC Documents as of the date hereof is the subject of any confidential treatment request by the Company.
(c) Other than any off-balance sheet financings as and to the extent specifically disclosed in the Company SEC Documents filed or furnished prior to the date hereof, neither the Company nor any Subsidiary of the Company is a party to, or has any contract to become a party to, any joint venture, off-balance sheet partnership or any similar contractual arrangement, including any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.
(d) The Company has established and maintains a system of internal controls over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. From December 31, 2018, to the date of this Agreement, the Company’s auditors and the Company Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and, in each case, neither the Company nor any of its Representatives has failed to disclose such information to the Company’s auditors or the Company Board.

Section 4.6 Absence of Certain Changes or Events.
(a) From December 31, 2020, through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
(b) From December 31, 2020, through the date of this Agreement, except for events giving rise to and the discussion and negotiation of this Agreement, the Company and each of its Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice.
Section 4.7 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities reflected or reserved against on the consolidated balance sheet of the Company dated as of December 31, 2020 (including the notes thereto) contained in the Company SEC Documents filed or furnished prior to the date hereof; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2020; (c) liabilities incurred in connection with the preparation, negotiation and consummation of the Transactions; (d) liabilities incurred under Section 7.1(b)(ix); and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of July 23, 2021, the Company has accrued Transaction Expenses in connection with the Company’s exploration and evaluation of potential strategic alternatives in the amount set forth in Schedule 4.7 of the Company Disclosure Letter.
Section 4.8 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Class A Common Stock and the Parent Series E Cumulative Redeemable Preferred Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement is filed with the SEC, at the time of any amendment or supplement thereof or at the time it is declared effective under the Securities Act, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement shall, at the date it is first mailed to the Company Stockholders and at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information (i) supplied by Parent or Buyer specifically for inclusion or incorporation by reference therein or (ii) not supplied by or on behalf of the Company and not obtained from or incorporated by reference to the Company’s filings with the SEC.
Section 4.9 Company Permits; Compliance with Applicable Law. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company is in violation or breach of, or default under, any Company Permit, nor has the Company or any Subsidiary of the Company received any claim or notice indicating that the Company or any Subsidiary of the Company is currently not in compliance with the terms of any Company Permits, except where the failure to be in compliance with the terms of any Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Schedule 4.9 of the Company Disclosure Letter, the businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since December 31, 2018, have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Notwithstanding anything to the contrary in this Section 4.9, the provisions of this Section 4.9 shall not apply to matters addressed in Section 4.10, Section 4.11 and Section 4.12.

Section 4.10 Compensation; Benefits.
(a) Set forth on Schedule 4.10a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Employee Benefit Plans sponsored, maintained, or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability (the “Company Plans”). True, correct and complete copies of the following with respect to each of the Company Plans, to the extent applicable, have been furnished or made available to Parent or its Representatives: (i) the most recent copies of all documents constituting or embodying such Company Plan, (ii) the most recent Internal Revenue Service determination or opinion letter, (iii) the most recent summary plan description, all summaries of material modifications, and the three most recent annual reports and summary annual reports (and any other material summaries or employee communications), (iv) all current trust agreements and insurance contracts relating to the funding or payment of benefits under such Company Plan, (v) for the three most recently completed plan years (A) Form 5500 and attached schedules and (B) financial statements, and (vi) all material correspondence with any governmental authority since December 10, 2018.
(b) Each Company Plan and any related trust has been administered, funded (if applicable) and maintained in compliance with its terms and all applicable Laws, in all material respects.
(c) Each Company Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Company Plan and intended to be tax-exempt under Section 501(a) of the Code, has received a favorable determination or opinion letter from the IRS regarding its tax-qualified status and tax-exemption, respectively, and to the Company’s Knowledge, nothing has occurred that would adversely affect any such qualification or tax exemption of any such Company Plan or related trust.
(d) Except as required by applicable Law, no material Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and the Company has no obligation to provide such benefits except for any payment or reimbursement of COBRA premiums as part of a severance benefit or other coverage required by COBRA or applicable Law.
(e) As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such pending actions, suits or claims that would not reasonably be expected to result in material liability to the Company.
(f) All material contributions required to be made to the Company Plans pursuant to their terms have been timely made.
(g) There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.
(h) None of the Company or any of its Subsidiaries contributes to or has an obligation to contribute to, and no Company Plan is, (i) a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code, (ii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.
(i) Except as set forth in Schedule 4.10(i) of the Company Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event), (i) result in any payment from the Company or any of its Subsidiaries becoming due, or increase in the amount of any compensation due, to any of their respective officers, employees or consultants, (ii) increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment (including the funding of a trust or transfer of any assets to fund any benefits under any Company Plan) or vesting of any compensation or benefits payable to or in respect of any current or former employee, director or consultant or (iv) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Plan. Schedule 4.10(i) of the Company Disclosure Letter separately identifies, by individual, the Company’s estimate, as of the date hereof, of the value of the benefits required to be scheduled on Schedule 4.10(i) of the Company Disclosure Letter and the value of any severance payments that may become due and payable following the execution and delivery of this Agreement.

(j) Except as set forth in Schedule 4.10(j) of the Company Disclosure Letter, none of the execution and delivery hereof, stockholder or other approval hereof or the consummation of the Transactions could, either alone or in combination with another event, result in the payment by the Company or any of its Subsidiaries of any amount that could, individually or in combination with any other such payment, be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. The Company has no obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other individual service provider of the Company or any of its Subsidiaries for any Tax incurred by such individual under Sections 409A or 4999 of the Code.
Section 4.11 Labor Matters.
(a) Neither the Company nor any Subsidiary of the Company is, nor has been in the last two (2) years, a party to, or bound by, any collective bargaining agreement or other contract with a labor union or labor organization. Neither the Company nor any Subsidiary of the Company is, nor has been in the last two (2) years, subject to a labor dispute, strike or work stoppage. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or, to the knowledge of the Company, threatened involving employees of the Company or any Subsidiary of the Company.
(b) Except as would not reasonably be expected to result in material liability for the Company, the Company and each Subsidiary of the Company are, and have been since January 1, 2019, in compliance with all applicable Laws respecting employment and employment practices, including, but not limited to, terms and conditions of employment, wages and hours, equal opportunity, plant closing and mass layoff, civil rights, labor relations, occupational health and safety, privacy, worker classification and payroll taxes, as applicable.
(c) The Company has made available to Parent a correct and complete list of all employees of the Company or any Subsidiary of the Company as of the date of this Agreement, specifying their name, position, status (as to leave or disability status, full-time or part-time, and exempt or non-exempt), dates of commencement of service, current compensation paid or payable (including annual or hourly rate of pay), work location, status as an active or inactive employee, date of anticipated completion of leave for each inactive employee, reason for leave for each inactive employee and any other compensation payable to such employees, as of the date of this Agreement (or as of a day within the five-day period prior to the date of this Agreement).
(d) There are not now, nor within the past two (2) years have there been, any Proceedings pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary of the Company before the U.S. Equal Employment Opportunity Commission or any other Governmental Entity or by or on behalf of any of their respective employees.
(e) The Company and each Subsidiary of the Company have properly classified their individual service providers as independent contractors and employees and their employees as exempt or non-exempt, including for purposes of Company Plan participation and neither the Company nor any Subsidiary of the Company have any material liability with respect to such classifications.
(f) Within the past two (2) years, no allegation, complaint, charge or claim (formal or informal) of sexual harassment, sexual assault, sexual misconduct, gender discrimination or similar behavior (a “Sexual Misconduct Allegation”) has been made against any Person who is or was an officer, director, manager or supervisory-level employee of the Company or any Subsidiary of the Company in such Person’s capacity as such. Within the past two (2) years, neither the Company nor any Subsidiary of the Company has entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any Contract or provision similar to any of the foregoing, relating directly or indirectly to any Sexual Misconduct Allegation against any the Company or any Company Subsidiary or any Person who is or was an officer, director, manager or supervisory-level employee of the Company or any Subsidiary of the Company.
(g) To the extent the Company has Knowledge that any employees of the Company or any Subsidiary of the Company that have tested positive for COVID-19, the Company and each Subsidiary of the Company have taken all responsive action required by applicable Law with respect to such employees and the facility in which the employee worked. The Company and each Subsidiary of the Company has also used commercially reasonable efforts to document any such diagnoses to the extent required by the Occupational Safety and Health Administration.

Section 4.12 Taxes.
(a) The Company and each of its Subsidiaries has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Taxing Authority all U.S. federal income and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them.
(b) The Company: (i) for its taxable years commencing with the Company’s taxable year that ended on December 31, 1985, and through and including its taxable year ended December 31, 2020, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; and (ii) has not to its knowledge taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Entity to its qualification as a REIT and, to the knowledge of the Company, no such challenge is pending or has been threatened in writing.
(c) Each of the Company’s Subsidiaries has been since the later of its acquisition or formation and, as of December 31, 2020, continued to be treated for U.S. federal and state income tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, or (iii) a Taxable REIT Subsidiary.
(d) Neither the Company nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder, nor has it disposed of any such asset during its current taxable year.
(e) (i) There are no audits, investigations by any Governmental Entity or other proceedings pending or, to the knowledge of the Company, threatened with regard to any material Taxes or Tax Returns of the Company or any of its Subsidiaries; (ii) no material deficiency for Taxes of the Company or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened, by any Governmental Entity, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return; (v) to the knowledge of Company, neither the Company nor any of its Subsidiaries is subject to a claim by a Governmental Entity in a jurisdiction where such entity does not file Tax Returns that such Company is or may be subject to material taxation by that jurisdiction; (vi) neither the Company nor any of its Subsidiaries has commenced a voluntary disclosure proceeding in any state, local or non-U.S. jurisdiction that has not been fully resolved or settled; and (vii) neither the Company nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).
(f) From the Company’s formation through December 31, 2020, (i) neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code including any material Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code which have not been previously paid and (ii) neither the Company nor any of its Subsidiaries has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and, to the knowledge of the Company, no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon the Company or any of its Subsidiaries.
(g) The Company and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no material Tax Liens upon any property or assets of the Company or any of its Subsidiaries except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(i) Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority or has entered into any written agreement with a Taxing Authority.
(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any of its Subsidiaries, and after the Closing Date neither the Company nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements.
(k) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Subsidiary of the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, or otherwise by Law.
(l) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(m) As of December 31, 2020, neither the Company nor any of its Subsidiaries (other than Taxable REIT Subsidiaries) had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.
(n) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(o) No written power of attorney that has been granted by the Company or any of its Subsidiaries (other than to the Company or any of its Subsidiaries) is currently in force with respect to any matter relating to Taxes.
(p) The aggregate U.S. federal income tax basis (as determined immediately prior to the consummation of the transactions contemplated pursuant to this Agreement) of the assets that will be transferred to Buyer in the Merger exceeds the amount of the Company’s liabilities that Buyer is assuming from the Company and taking the assets subject to, as determined for U.S. federal income tax purposes.
(q) Sections 4.5 and 4.10 and this Section 4.12 constitute the exclusive representations and warranties of the Company with respect to Tax matters.
Section 4.13 Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties, rights or assets or (b) judgment, decree, injunction, ruling or order, in each case, of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.
Section 4.14 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company or its Subsidiaries own or are licensed or otherwise possess valid rights to use all Company Intellectual Property used in the conduct the business of the Company and its Subsidiaries as it is currently conducted, (b) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, (c) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Company Intellectual Property rights owned by the Company or any Subsidiary of the Company and (d) to the knowledge of the Company, no Person is currently infringing or misappropriating Company Intellectual Property. The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.15 Real Property. Neither the Company nor any Subsidiary of the Company owns any real property, other than as and to the extent disclosed in Schedule 4.15 of the Company Disclosure Letter or the Company SEC Documents filed with the SEC prior to the date hereof. Neither the Company nor any Subsidiary of the Company has leased or subleased any real property and does not have any obligation to pay any rent or other fees for any real property other than as and to the extent disclosed in Schedule 4.15 of the Company Disclosure Letter or the Company SEC Documents filed with the SEC prior to the date hereof.
Section 4.16 Material Contracts.
(a) Schedule 4.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of:
(i) other than (A) contracts providing for the acquisition, purchase, sale, funding, pledging or divestiture of mortgage backed securities and credit risk transfer securities entered into by the Company or its Subsidiaries in the ordinary course of business and that are materially consistent with the contracts or forms of contract made available to Parent prior to the date hereof, and (B) repurchase contracts entered pursuant to the Company’s existing master repurchase agreements (as in effect as of the date hereof) to finance the purchase price of assets or refinance the Company’s repurchase obligations pursuant to such master repurchase agreements, in each case in the ordinary course of the Company’s business, each contract (other than this Agreement) that involves a pending or contemplated merger, business combination, acquisition, purchase, sale or divestiture contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $250,000;
(ii) each contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Subsidiary of the Company or any of their respective Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any businesses, securities or assets (other than provisions requiring notice of or consent to assignment by any counterparty thereto);
(iii) each contract relating to outstanding Indebtedness (or commitments or guarantees in respect thereof) of the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000, other than agreements solely among the Company and its wholly owned Subsidiaries;
(iv) other than contracts providing for reverse repurchase transactions in the ordinary course of business involving Company Portfolio Securities in an amount of $250,000 or less, each contract under which the Company or a Subsidiary of the Company has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or a Subsidiary of the Company);
(v) each contract that involves or constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a forward, swap or other hedging transaction of any type, unless entered into for bona fide hedging purposes;
(vi) each employment contract to which the Company or a Subsidiary of the Company is a party other than at-will arrangements that can be terminated at any time without material liability to the Company or any of its Subsidiaries;
(vii) each contract containing any non-compete, exclusivity or similar type of provision that materially restricts the ability of the Company or any of its Subsidiaries (including Parent upon consummation of the Transactions) to compete in any line of business or with any Person or geographic area;
(viii) each partnership, joint venture, limited liability company or strategic alliance agreement to which the Company or a Subsidiary of the Company is a party (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries);
(ix) each contract between or among the Company or any Subsidiary of the Company, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand;

(x) each contract that obligates the Company or any of its Subsidiaries to indemnify any past or present directors, officers, or employees of the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries is the indemnitor;
(xi) each vendor, supplier or third party consulting or similar contract not otherwise described in this Section 4.16(a) that (A) cannot be voluntarily terminated pursuant to its terms within sixty (60) days after the Effective Time and (B) under which it is reasonably expected the Company or any of its Subsidiaries will be required to pay fees, expenses or other costs in excess of $250,000 following the Effective Time; and
(xii) each Contract not otherwise described in any other subsection of this Section 4.16(a) pursuant to which the Company or any Subsidiary of the Company is obligated to pay, or entitled to receive, payments in excess of $250,000 in the twelve (12) month period following the date hereof.
(b) Collectively, the contracts described in Section 4.16(a) and each Contract required to be filed (or incorporated by reference) as an exhibit to any Company SEC Document filed on or after January 1, 2021, pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act that has been so filed (or incorporated by reference) are herein referred to as the “Company Contracts.” The Company has made available to Parent true and complete copies of all Company Contracts as of the date hereof, including amendments and supplements thereto that modify each such Contract in any material respect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder. Complete and accurate copies of each Company Contract in effect as of the date hereof (including all amendments and modifications) have been furnished to or otherwise made available to Parent. Neither the Company nor any of its Subsidiaries has received written notice of any material violation of or material default under any Company Contract.
Section 4.17 Insurance. To the knowledge of the Company, all current, material insurance policies of the Company and its Subsidiaries (collectively, the “Material Company Insurance Policies”) are in full force and effect. All premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid. No written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy. Neither the Company nor any of its Subsidiaries has received a notice of cancellation or termination with respect to any Material Company Insurance Policies (other than in connection with normal renewals of any such Material Company Insurance Policies).
Section 4.18 Opinion of Financial Advisor. The Company Board has received an opinion from Credit Suisse Securities (USA) LLC addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Per Common Share Parent Consideration, collectively with the Per Common Share Additional Manager Consideration, to be received by the holders of Company Common Stock (other than the holders of Cancelled Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders of Company Common Stock, a copy of which opinion has been (or within two Business Days after the date hereof will be) delivered to Parent for information purposes only.
Section 4.19 Brokers. Except for the fees and expenses payable to Credit Suisse Securities (USA) LLC, which shall be paid by the Company, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
Section 4.20 State Takeover Statute. Neither the Company nor any of its affiliates or associates (each as defined in the Maryland Business Combination Act) is the beneficial owner (as defined in the Maryland Business Combination Act), directly or indirectly, of, nor at any time during the last two (2) years has been the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of Parent. The

Company Board has taken all action necessary to render inapplicable to the Merger and the other Transactions: (a) the provisions of Subtitle 6 of Title 3 of the MGCL; (b) the provisions of Subtitle 7 of Title 3 of the MGCL; and (c) to the extent applicable to the Company, any other Takeover Law.
Section 4.21 Investment Company Act. Neither the Company nor any of its Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act.
Section 4.22 Data and Privacy. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and its Subsidiaries have at all times since December 31, 2018, complied with all privacy, security or data protection Laws applicable to that entity or to the Company Protected Information that entity collects, holds, uses or discloses; and (b) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is or has been under investigation by any Governmental Entity concerning any privacy, security or data protection laws.
Section 4.23 Related Party Transactions. Except for this Agreement or as set forth in the Company SEC Documents filed through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2019 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of the Company) of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Schedule 4.23 of the Company Disclosure Letter sets forth each agreement between the Company or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of the Company) of Company, on the other hand.
Section 4.24 No Additional Representations.
(a) Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Buyer or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective properties, assets or businesses or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent, Buyer or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.
(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Buyer or any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries (including Buyer) whatsoever, express or implied, beyond those expressly given by Parent and Buyer in Article V, the Parent Disclosure Letter or in any other document or certificate delivered by Parent, Buyer or their respective Affiliates or Representatives in connection herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER
Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Buyer to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents filed or furnished at least one (1) Business Day prior to the date of this Agreement (including all exhibits and schedules thereto and documents incorporated by reference therein, but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward looking in nature), Parent and Buyer jointly and severally represent and warrant to the Company as follows:
Section 5.1 Organization, Standing and Power.
(a) Each of Parent and its Subsidiaries (including Buyer) is, as applicable, a corporation, partnership or limited liability company duly organized, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized, validly existing, in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries (including Buyer) is duly qualified or licensed to do business and, where relevant, is in good standing in each jurisdiction in which the business it is conducting requires such qualification or license, or the operation, ownership or leasing of its properties, makes such qualification, licensing or good standing necessary, other than where the failure to so qualify, be licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Buyer each has heretofore made available to the Company complete and correct copies of its Organizational Documents.
(b) Schedule 5.1(b) of the Parent Disclosure Letter sets forth an accurate and complete list of each Subsidiary of Parent, including a list of each Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Subsidiary and (ii) the type and percentage of interest held, directly or indirectly, by Parent in such Subsidiary.
(c) Schedule 5.1(c) of the Parent Disclosure Letter sets forth an accurate and complete list of Persons, other than the Subsidiaries of Parent, in which the Parent or any Subsidiary of the Parent has an equity interest.
Section 5.2 Capital Structure.
(a) As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 950,000,000 shares of Parent Common Stock and (ii) 50,000,000 shares of Parent Preferred Stock, of which 60,000 are designated as Series A Convertible Preferred Stock, 20,000 are designated as Series C Convertible Preferred Stock and 20,000 are designated as Series D Convertible Preferred Stock. At the close of business on June 30, 2021: (A) 44,284,833 shares of Parent Common Stock were issued and outstanding; (B) 44,916 shares of Pre-Merger Parent Preferred Stock were issued and outstanding; (C) 3,966,326 shares of Parent Common Stock were reserved for issuance pursuant to the equity compensation plan of Parent (the “Parent Equity Plan”); and (D) 13,438,868 shares of Parent Common Stock were reserved for issuance in connection with the conversion of other debt/equity. Except as set forth in this Section 5.2, at the close of business on June 30, 2021, there are no other shares of outstanding Parent Capital Stock issued, reserved for issuance or outstanding.
(b) All outstanding shares of Parent Capital Stock have been, and all shares of Parent Capital Stock to be issued in connection with the Merger, when so issued in accordance with the terms of this Agreement, are or will be, as applicable, (i) duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights and (ii) issued and granted in compliance in all material respects with applicable state and federal securities Laws, the MGCL and the Organizational Documents of Parent. The Parent Class A Common Stock and Parent Preferred Stock to be issued pursuant to this Agreement, when issued, will be (A) validly issued, fully paid and nonassessable and not subject to preemptive rights, (B) free and clear of any Liens and (C) issued in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in any applicable contracts. Parent owns, of record and beneficially, directly or indirectly, all of the issued and outstanding shares of capital stock, membership interests and partnership interests, as applicable, of the Subsidiaries of Parent, including Buyer, free and clear of all Liens, other than Permitted Liens. As of the close of business on June 30, 2021, except as set forth in this Section 5.2, except for stock grants or other awards granted in accordance with Section 7.2(b)(ii), and except for changes since June 30, 2021, resulting from the exercise of stock options outstanding at such date (and the issuance of shares thereunder), there are no outstanding: (i) shares of Parent Capital Stock; (ii) Voting Debt; (iii) securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock or Voting Debt; (iv) contractual obligations of Parent or any Subsidiary of Parent to repurchase, redeem or otherwise acquire any shares of Parent Capital Stock or capital stock, membership interests, partnership interests, joint venture interests or other equity interests of any Subsidiary of Parent; or (v) subscriptions, options, warrants, calls, puts, rights of first refusal or other rights (including preemptive rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound, in any case, obligating Parent or any Subsidiary of Parent to (1) issue, deliver, transfer, sell, purchase, redeem or acquire, or cause to be issued, delivered, transferred, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock, any Voting Debt or other voting securities of Parent or (2) grant, extend or enter into any such subscription, option, warrant, call, put, right of first refusal or other similar right, commitment or agreement. There are no stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of Parent Capital Stock. Parent has entered into lock-up agreements, substantially in the form provided to the Company prior to the date hereof, with each holder of Parent Preferred Stock.
(c) As of the date of this Agreement, all of the outstanding membership interests of Buyer are validly issued and are wholly owned by Parent.
(d) All dividends or other distributions on the shares of Parent Capital Stock and any material dividends or other distributions on any securities of any Subsidiary of Parent which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been declared and are not yet due and payable).
Section 5.3 Authority; No Violations; Approvals.
(a) Each of Parent and Buyer has all requisite organizational power to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Merger, the Reverse Stock Split, the Reclassification and the other Transactions. The execution, delivery and performance of this Agreement by Parent and Buyer and the consummation by Parent and Buyer of the Transactions, including the consummation of the Merger, the Reverse Stock Split and the Reclassification, have been duly and validly authorized by all necessary corporate action on the part of Parent and Buyer, subject, with respect to consummation of the Merger, the filing of the Articles of Merger with, and acceptance for record by, the Maryland Department and, with respect to the Reverse Stock Split and the Reclassification, the filing of the articles supplementary and articles of amendment with, and acceptance for record by, the Maryland Department. This Agreement has been duly executed and delivered by each of Parent and Buyer and, assuming the due and valid execution of this Agreement by the Company and Parent Manager, constitutes a valid and legally binding obligation of each of Parent and Buyer enforceable against each of Parent and Buyer in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Parent Board, at a meeting duly called and held unanimously, (i) determined that this Agreement and the Transactions, including the Merger, the Parent Stock Issuance, the Reverse Stock Split and the Reclassification, are in the best interests of Parent, and (ii) approved this Agreement and the Transactions, including the Merger, the Parent Stock Issuance, the Reverse Stock Split and the Reclassification. Assuming the accuracy of the Company’s representations and warranties set forth in Section 4.2 and compliance by the Company with its covenants in Article VII, there is no vote of the holders of any class or series of Parent Capital Stock necessary to approve the Transactions, including the Merger, the Parent Stock Issuance, the Reverse Stock Split and the Reclassification.
(b) The execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Parent or Buyer, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Liens upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any Parent Contract to which Parent or any of its Subsidiaries is a party or by which Parent or Buyer or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.4 Consents. No Consent from any Governmental Entity, is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Buyer or the consummation by Parent and Buyer of the Transactions, except for: (a) the filing with the SEC of (i) the Proxy Statement and the Registration Statement and (ii) such reports under the Exchange Act and the Securities Act, and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (b) the filing of the Articles of Merger and any other required filings with, and the acceptance for record by, the Maryland Department pursuant to the MGCL and the LLC Act; (c) filings as may be required under the rules and regulations of the NYSE; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” laws or Takeover Laws; and (e) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.5 SEC Documents; Financial Statements; Internal Controls and Procedures.
(a) Since December 31, 2018, Parent has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, as amended, collectively, the “Parent SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, each of the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) The consolidated audited and unaudited interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP, applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments) the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its Subsidiaries, as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim financial statements, to absence of notes and normal year-end adjustments). To the knowledge of Parent, as of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review and Parent does not have outstanding and unresolved comments from the SEC with respect to any of the Parent SEC Documents. None of the Parent SEC Documents as of the date hereof is the subject of any confidential treatment request by Parent.
(c) Other than any off-balance sheet financings as and to the extent specifically disclosed in the Parent SEC Documents filed or furnished prior to the date hereof, neither Parent nor any Subsidiary of Parent is a party to, or has any contract to become a party to, any joint venture, off-balance sheet partnership or any similar contractual arrangement, including any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.
(d) Parent has established and maintains a system of internal controls over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. From December 31, 2018, to the date of this Agreement, Parent’s auditors and the Parent Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting, and, in each case, neither Parent nor any of its Affiliates or Representatives has failed to disclose such information to Parent’s auditors or the Parent Board.
Section 5.6 Absence of Certain Changes or Events.
(a) From December 31, 2020, through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
(b) From December 31, 2020, through the date of this Agreement, except for events giving rise to and the discussion and negotiation of this Agreement, Parent and each of its Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice.
Section 5.7 No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities reflected or reserved against on the consolidated balance sheet of Parent dated as of December 31, 2020 (including the notes thereto), contained in the Parent SEC Documents filed or furnished prior to the date hereof; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2020; (c) liabilities incurred in connection with the preparation, negotiation and consummation of the Transactions; and (d) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.8 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent, Buyer or Parent Manager for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement is filed with the SEC, at the time of any amendment or supplement thereof or at the time it is declared effective under the Securities Act, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement shall, at the date it is first mailed to the Company Stockholders and at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information (i) supplied by the Company specifically for inclusion or incorporation by reference therein or (ii) not supplied by or on behalf of Parent and not obtained from or incorporated by reference to the Parent’s filings with the SEC.
Section 5.9 Parent Permits; Compliance with Applicable Laws. Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Parent Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Subsidiary of Parent is in violation or breach of, or default under, any Parent Permit, nor has Parent or any Subsidiary of Parent received any claim or notice indicating that Parent or any Subsidiary of Parent is currently not in compliance with the terms of any Parent Permits, except where the failure to be in compliance with the terms of any Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since December 31, 2018, have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Notwithstanding anything to the contrary in this Section 5.9, the provisions of this Section 5.9 shall not apply to matters addressed in Section 5.10, Section 5.11 and Section 5.12.
Section 5.10 Compensation; Benefits.
(a) Other than as set forth on Schedule 5.10a) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries maintain, sponsor, contribute to or have any liability (whether actual or contingent) with respect to, and have never maintained, sponsored, contributed to or had any liability (whether actual or contingent) with respect to, any material Employee Benefit Plan. Neither Parent nor any of its Subsidiaries has any contract, plan or commitment, whether or not legally binding, to create any Employee Benefit Plan.
(b) Neither Parent nor any of its Subsidiaries contributes to or has an obligation to contribute to (i) a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code, (ii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.
Section 5.11 Labor Matters. Neither Parent nor any of its Subsidiaries has, or has ever had, any employees.
Section 5.12 Taxes.
(a) Parent and each of its Subsidiaries has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Taxing Authority all U.S. federal income and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return.
(b) Parent: (i) for its taxable years commencing with Parent’s taxable year that ended on December 31, 2013, and through and including its taxable year ended December 31, 2020, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2021, until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2021, and thereafter; and (iv) has not to its knowledge taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Entity to its qualification as a REIT and, to the knowledge of Parent, no such challenge is pending or threatened.
(c) Each of Parent’s Subsidiaries has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, or (iii) a Taxable REIT Subsidiary.
(d) Neither Parent nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder, nor has it disposed of any such asset during its current taxable year.
(e) (i) There are no audits, investigations by any Governmental Entity or other proceedings pending or, to the knowledge of Parent, threatened with regard to any material Taxes or Tax Returns of Parent or any of its Subsidiaries; (ii) no material deficiency for Taxes of Parent or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the knowledge of Parent, threatened, by any Governmental Entity, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; (iii) neither Parent nor any of its Subsidiaries has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither Parent nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return; (v) to the knowledge of Parent, neither Parent nor any of its Subsidiaries is subject to a claim by a Governmental Entity in a jurisdiction where such entity does not file Tax Returns that such Person is or may be subject to material taxation by that jurisdiction; (vi) neither Parent nor any of its Subsidiaries has commenced a voluntary disclosure proceeding in any state, local or non-U.S. jurisdiction that has not been fully resolved or settled; and (vii) neither Parent nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).
(f) Since Parent’s formation, (i) neither Parent nor any of its Subsidiaries has incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code including any material Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code which have not been previously paid and (ii) neither Parent nor any of its Subsidiaries has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and, to the knowledge of Parent, no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon Parent or any of its Subsidiaries.
(g) Parent and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.
(h) There are no material Tax Liens upon any property or assets of Parent or any of its Subsidiaries except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(i) Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority or has entered into any written agreement with a Taxing Authority.
(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any of its Subsidiaries, and after the Closing Date neither Parent nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements.
(k) Neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Subsidiary of Parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, or otherwise by Law.
(l) Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(m) Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(n) No written power of attorney that has been granted by Parent or any of its Subsidiaries (other than to Parent or any of its Subsidiaries) is currently in force with respect to any matter relating to Taxes.
(o) Buyer has at all times been treated as disregarded and separate from Parent for U.S. federal income tax purposes.
(p) Sections 5.5 and 5.10 and this Section 5.12 constitute the exclusive representations and warranties of Parent with respect to Tax matters.

Section 5.13 Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties, rights or assets or (b) judgment, decree, injunction, ruling or order, in each case, of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.
Section 5.14 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent or the Subsidiaries of Parent own or are licensed or otherwise possess valid rights to use all Parent Intellectual Property used in the conduct the business of Parent and its Subsidiaries as it is currently conducted, (b) to the knowledge of Parent, the conduct of the business of Parent and its Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, (c) there are no pending or, to the knowledge of Parent, threatened claims with respect to any of the Parent Intellectual Property rights owned by Parent or any Subsidiary of Parent, and (d) to the knowledge of Parent, no Person is currently infringing or misappropriating Parent Intellectual Property. Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.15 Real Property. Neither Parent nor any Subsidiary of Parent owns any real property, other than as and to the extent disclosed in Schedule 5.15 of the Parent Disclosure Letter or the Parent SEC Documents filed with the SEC prior to the date hereof. Neither Parent nor any Subsidiary of Parent has leased or subleased any real property and does not have any obligation to pay any rent or other fees for any real property other than as and to the extent disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof.
Section 5.16 Material Contracts.
(a) Schedule 5.16 of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of:
(i) other than (A) contracts providing for the acquisition, purchase, sale, funding, pledging or divestiture of mortgage backed securities and credit risk transfer securities entered into by Parent or its Subsidiaries in the ordinary course of business and that are materially consistent with the contracts or forms of contract made available to the Company prior to the date hereof, and (B) repurchase contracts entered pursuant to Parent’s existing master repurchase agreements (as in effect as of the date hereof) to finance the purchase price of assets or refinance Parent’s repurchase obligations pursuant to such master repurchase agreements, in each case in the ordinary course of Parent’s business, each contract (other than this Agreement) that involves a pending or contemplated merger, business combination, acquisition, purchase, sale or divestiture contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $250,000;
(ii) each contract relating to outstanding Indebtedness (or commitments or guarantees in respect thereof) of Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000, other than agreements solely between or among Parent and its wholly owned Subsidiaries;
(iii) other than mortgage loans made by Parent or a Subsidiary of Parent in the ordinary course of business consistent with past practice, each contract under which Parent or a Subsidiary of Parent has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than Parent or a Subsidiary of Parent);
(iv) each master agreement under which Parent or a Subsidiary of Parent enters into any interest rate cap, interest rate collar, interest rate swap or other forward, swap or other hedging transaction of any type, unless entered into for bona fide hedging purposes;
(v) each contract containing any non-compete, exclusivity or similar type of provision that materially restricts the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or geographic area;

(vi) each partnership, joint venture, limited liability company or strategic alliance agreement to which Parent or a Subsidiary of Parent is a party (other than any such agreement solely between or among Parent and its wholly owned Subsidiaries); and
(vii) each contract between or among Parent or any Subsidiary of Parent, on the one hand, and Parent Manager or any officer, director or Affiliate (other than a wholly owned Subsidiary of Parent) of Parent or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) or of Parent Manager, on the other hand.
(b) Collectively, the contracts described in Section 5.16(a) and each Contract required to be filed (or incorporated by reference) as an exhibit to any Parent SEC Document filed on or after January 1, 2021, pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act that has been so filed (or incorporated by reference) are herein referred to as the “Parent Contracts.” Parent has made available to the Company true and complete copies of all Parent Contracts as of the date hereof, including amendments and supplements thereto that modify each such Contract in any material respect. Except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder. Complete and accurate copies of each Parent Contract in effect as of the date hereof (including all amendments and modifications) have been furnished to or otherwise made available to the Company. Neither Parent nor any of its Subsidiaries has received written notice of any material violation of or material default under any Parent Contract.
Section 5.17 Insurance. To the knowledge of Parent, all current, material insurance policies of Parent and each of its Subsidiaries (collectively, the “Material Parent Insurance Policies”) are in full force and effect. All premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date. No written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy. Neither Parent nor any of its Subsidiaries has received a notice of cancellation or termination with respect to any Material Parent Insurance Policies (other than in connection with normal renewals of any such Material Parent Insurance Policies).
Section 5.18 Brokers. Except for the fees and expenses payable to Houlihan Lokey Capital, Inc. and Barclays Capital Inc., which shall be paid by Parent, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
Section 5.19 State Takeover Statute. Neither Parent nor any of its affiliates or associates (each as defined in the Maryland Business Combination Act) is the beneficial owner (as defined in the Maryland Business Combination Act), directly or indirectly, of, nor at any time during the last two (2) years has been the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the Company. The Parent Board has taken all action necessary to render inapplicable to the Merger and the other Transactions: (a) the provisions of Subtitle 6 of Title 3 of the MGCL; (b) the provisions of Subtitle 7 of Title 3 of the MGCL; and (c) to the extent applicable to Parent, any other Takeover Law. No other Takeover Laws are applicable to this Agreement, the Merger or the other Transactions.
Section 5.20 Investment Company Act. Neither Parent nor any of its Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act.
Section 5.21 Ownership of Company Capital Stock. Neither Parent nor any Subsidiary of Parent nor any of their respective affiliates or associates (as defined in Rule 12b-2 of the Exchange Act) (other than Franklin Resources, Inc. and its Affiliates) beneficially owns, directly or indirectly, or has the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or the right to vote pursuant to any agreement, arrangement or understanding, any shares of Company Common Stock,

Company Preferred Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock, Company Preferred Stock or any securities of any Subsidiary of the Company and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock or Company Preferred Stock except pursuant to this Agreement. Neither Parent nor any its Subsidiaries is an affiliate or associate (as defined in Rule 12b-2 of the Exchange Act) of the Company. Neither Parent nor any of the Subsidiaries of Parent has at any time been an assignee or has otherwise succeeded to the beneficial ownership of any shares of Company Common Stock or Company Preferred Stock during the last two (2) years.
Section 5.22 Buyer. Buyer was formed on July 20, 2021. Since its inception, Buyer has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Buyer has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.
Section 5.23 Data and Privacy. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (a) Parent and its Subsidiaries have at all times since December 31, 2018, complied with all privacy, security or data protection Laws applicable to that entity or to the Parent Protected Information that entity collects, holds, uses or discloses; and (b) to the knowledge of Parent, neither Parent nor any of its Subsidiaries is or has been under investigation by any Governmental Entity concerning any privacy, security or data protection laws.
Section 5.24 Related Party Transactions. Except for this Agreement or as set forth in the Parent SEC Documents filed through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2019 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of Parent) of Parent, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Schedule 5.24 of the Parent Disclosure Letter sets forth each agreement between Parent or any of its Subsidiary, on the one hand, and any Affiliates (other than Subsidiaries of Parent) of Parent, on the other hand.
Section 5.25 No Additional Representations.
(a) Except for the representations and warranties made in this Article V, neither Parent, Buyer nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries (including Buyer) or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.
(b) Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Buyer acknowledges and agrees that none of the Company or any other Person has made or is making, and each of Parent and Buyer expressly disclaims reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, the Company Disclosure Letter or in any other document or certificate delivered by the Company or its Affiliates or Representatives in connection herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, each of Parent and Buyer acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT MANAGER
Parent Manager represents and warrants to the Company as follows:
Section 6.1 Organization, Standing and Power. Parent Manager is a Delaware limited liability company duly organized, validly existing and, where relevant, in good standing under the Laws of Delaware, with all requisite entity to carry on its business as now being conducted, other than where the failure to be so organized, validly existing, in good standing or to have such power or authority would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date. Parent Manager is duly qualified or licensed to do business and, where relevant, is in good standing in each jurisdiction in which the business it is conducting requires such qualification or license, or the operation, ownership or leasing of its properties, makes such qualification, licensing or good standing necessary, other than where the failure to so qualify, be licensed or in good standing would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date.
Section 6.2 Authority; No Violations; Approvals.
(a) Parent Manager has all requisite organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Parent Manager have been duly and validly authorized by all necessary organizational action on the part of Parent Manager. This Agreement has been duly executed and delivered by Parent Manager and, assuming the due and valid execution of this Agreement by the Company, Parent and Buyer, constitutes a valid and legally binding obligation of Parent Manager enforceable against Parent Manager in accordance with its terms, subject, as to enforceability, to Creditors’ Rights.
(b) The execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Parent Manager, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Liens upon any of the properties or assets of Parent Manager, any provision of any contract to which Parent Manager is a party or by which Parent Manager or any of its properties or assets are bound or (iii) contravene, conflict with or result in a violation of any Law applicable to Parent Manager or any of its properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Liens that would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date.
Section 6.3 Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent Manager in connection with the execution and delivery of this Agreement by Parent Manager, except for any such Consent that the failure to obtain or make would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date.
Section 6.4 Parent Manager Permits; Compliance with Applicable Laws. Except as would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date, (a) Parent Manager holds all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of its business (the “Parent Manager Permits”), and (b) Parent Manager is in compliance with the terms of the Parent Manager Permits. Parent Manager is not in violation or breach of, or default under, any Parent Manager Permit, nor has Parent Manager received any claim or notice indicating that Parent Manager is currently not in compliance with the terms of any Parent Manager Permits, except where the failure to be in compliance with the terms of any Parent Manager Permits would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date. The business of Parent Manager is not currently being conducted, and at no time since December 31, 2018, has been conducted, in violation of any applicable Law, except where any such violation would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date. As of the date of this Agreement, to the knowledge of Parent Manager, no investigation or review by any Governmental Entity with respect to Parent Manager is pending or threatened, other than those the outcome of which would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date.

Section 6.5 Litigation. Except for such matters as would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date, there is no (a) Proceeding pending, or, to the knowledge of Parent Manager, threatened against Parent Manager or any of its properties, rights or assets or (b) judgment, decree, injunction, ruling or order, in each case, of any Governmental Entity or arbitrator outstanding against Parent Manager.
ARTICLE VII
COVENANTS AND AGREEMENTS
Section 7.1 Conduct of Company Business Pending the Merger.
(a) The Company agrees that, except (i) as set forth on Schedule 7.1a) of the Company Disclosure Letter, (ii) as permitted or required by this Agreement, (iii) as may be required by applicable Law or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clause (A)), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, (A) the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (1) conduct its businesses in all material respects in the ordinary course consistent with past practice and (2) preserve intact in all material respects its present business organization and preserve its existing relationships with its key business relationships, vendors and counterparties, (B) the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in compliance in all material respects with applicable Laws and (C) the Company shall maintain its status as a REIT (until immediately prior to the Merger and without regard to the effects of the transactions contemplated by this Agreement); provided, however, that no action by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 7.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 7.1(b).
(b) Except (w) as set forth on Schedule 7.1b) of the Company Disclosure Letter, (x) as permitted or required by this Agreement, (y) as may be required by applicable Law or (z) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clauses (iii), (v), (vi), (vii), (viii), (x), (xi) and (xii)), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, the Company shall not, and shall not permit any of its Subsidiaries to:
(i) (A) authorize, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of any outstanding capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except for: (1) regular quarterly dividends payable in respect of the Company Common Stock at a rate not to exceed the Core Earnings of the Company for such quarter ; (2) regular quarterly dividends payable in respect of the Company Preferred Stock consistent with past practice and the terms of such Company Preferred Stock; (3) dividends or other distributions to the Company by any directly or indirectly wholly owned Subsidiary of the Company; (4) without duplication of the amounts described in clauses (1) through (3), any dividends or other distributions necessary for the Company to maintain its status as a REIT under the Code and avoid the imposition of corporate level tax under Section 857 of the Code or excise Tax under Section 4981 of the Code (including the Minimum Distribution Dividend) or required under the Organizational Documents of the Company or such Subsidiary; or (5) any dividend to the extent authorized, declared and paid in accordance with Section 7.18; (B) split, combine, subdivide or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of the Company); or (C) purchase, redeem, exchange or otherwise acquire, or offer to purchase, redeem, exchange or otherwise acquire, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except as required by the Organizational Documents of the Company or any Subsidiary of the Company or any Company Plan, in each case, existing as of the date hereof (or granted following the date of this Agreement in accordance with the terms of this Agreement);
(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Company Common Stock upon the vesting or lapse of any restrictions on any Company Restricted Stock or other awards granted under the Company Equity Plan and outstanding on the date hereof or issued in compliance with clause (B) below; (B) issuances of Company Restricted Stock, Company Performance Units, Company Dividend Equivalent

Rights or other awards granted under the Company Equity Plan to employees, directors and other service providers in amounts and at times consistent with past practice, not to exceed the aggregate number of shares (including shares of Company Restricted Stock and Company Dividend Equivalent Rights) set forth on Schedule 7.1b)ii) of the Company Disclosure Letter; and (C) shares of Company Capital Stock or capital stock or other ownership interests of any Subsidiary of the Company issued as a dividend made in accordance with Section 7.1(b)(i);
(iii) (A) amend or propose to amend the Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries or (B) waive any stock ownership limit or create any exceptions to any stock ownership limit under the Company’s Organizational Documents;
(iv) (A) merge, consolidate, combine or amalgamate with any Person other than another wholly owned Subsidiary of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets or any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) transactions between the Company and a wholly owned Subsidiary of the Company or between or among wholly owned Subsidiaries of the Company, or (2) acquisitions in the ordinary course of business consistent with past practice of agency residential mortgage-backed securities, U.S. treasuries or other assets or securities permitted under the Company’s investment guidelines, including derivative securities and other instruments used for the purpose of hedging interest rate risk (collectively, “Company Portfolio Securities”);
(v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than sales, leases or dispositions of assets (A) that, if other than in the ordinary course of business consistent with past practice, involve consideration that constitutes fair market value therefor and does not exceed $1,000,000 individually or $3,000,000 in the aggregate or (B) made in the ordinary course of business consistent with past practice;
(vi) adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;
(vii) change in any material respect its accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;
(viii) except (A) in the ordinary course of business consistent with past practice, (B) if required by Law or (C) if and to the extent necessary (1) to preserve the Company’s qualification as a REIT under the Code or (2) to qualify or preserve the status of any Subsidiary of the Company as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, make or change any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by the Company or any of its Subsidiaries, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Taxing Authority, surrender any right to claim a material refund of Taxes or agree to any extension or waiver of the statute of limitations with respect to a material amount of Taxes;
(ix) (A) grant any increases in the compensation payable or to become payable to any of its directors, executive officers or any other employees or otherwise grant any new awards under any Company Plan; or (B) become party to, enter into, adopt or otherwise establish any employment, bonus, severance or retirement contract or Company Plan, or amend or modify any employment, bonus, severance or retirement contract or Company Plan in existence on the date of this Agreement; provided, however, that no action will be a violation of this Section 7.1(b)(ix) if it is taken (1) pursuant to Section 3.2 or as permitted under Section 7.1(b)(ii), (2) in order to comply with applicable Law or (3) pursuant to a Company Plan existing on the date hereof;

(x) make any loans, advances or capital contributions to, or investments in, any other Person, except (A) for loans among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (B) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;
(xi) (A) enter into any contract that would be a Company Contract, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract, and, for the avoidance of doubt, with respect to clauses (A) and (B), except the Company may enter into, modify or terminate any of the foregoing contracts so long as (x) it is in the ordinary course of business consistent with past practice, (y) it would not reasonably be expected to prevent or materially delay the consummation of the Transactions and (z) it is not materially adverse to the Company and its Subsidiaries, taken as a whole, including any termination or renewal in accordance with the terms of any existing Company Contract that occurs automatically without any action (other than notice of renewal) by Company or any Subsidiary of the Company;
(xii) other than pursuant to Section 7.11 and other than the settlement of any Proceeding (A) reflected or reserved against on the balance sheet of the Company (or in the notes thereto) and (B) that would not reasonably be expected to restrict the operations of the Company and its Subsidiaries, settle or offer or propose to settle, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes) involving a payment or other transfer of value by the Company or any of its Subsidiaries exceeding $250,000 individually, or $1,000,000 in the aggregate or involving the award of injunctive or other equitable relief against the Company or any of its Subsidiaries or any admission of wrongdoing;
(xiii) take any action, or fail to take any action, which action or failure would reasonably be expected to cause the Company to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
(xiv) other than in the ordinary course of business consistent with past practice, incur, create, assume, refinance, replace or prepay in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided, however, that the foregoing shall not restrict (A) the incurrence of any Indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) transactions having a maturity or term not greater than 180 days pursuant to the Company’s master repurchase agreements to finance the purchase price of assets in the ordinary course of business consistent with past practice or refinance the Company’s repurchase obligations pursuant to such master repurchase agreements when due, (C) guarantees by the Company of Indebtedness of its Subsidiaries or guarantees by the Subsidiaries of the Company of Indebtedness of the Company or any other Subsidiaries of the Company, which Indebtedness is incurred in compliance with the immediately preceding clause (B), (D) dollar roll financing transactions pursuant to the Company’s master securities forward transactions agreements to finance the purchase price of agency “To Be Announced” agency mortgage-backed securities in the ordinary course of business or (E) any derivative financial instruments or arrangements entered into or incurred by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice for the purpose of fixing or hedging interest rate and not for speculative purposes;
(xv) take any action, or fail to take any action, which action or failure would reasonably be expected to cause the Company or any of its Subsidiaries to be required to be registered as an investment company under the Investment Company Act;
(xvi) enter into any transactions or contracts with (i) any Affiliates, or (ii) any other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC;
(xvii) enter into any new line of business;
(xviii) amend in any material respect the investment policy of the Company or any of its Subsidiaries as in effect on the date hereof, or fail to comply with such investment policy in any material respect;

(xix) take any affirmative action that would result in an increase in the Company’s portfolio leverage beyond current levels as of June 30, 2021 (other than nominal increases); or
(xx) authorize, agree or enter into any arrangement or understanding to take any action that is prohibited by this Section 7.1(b).
Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel, is reasonably necessary for the Company to (i) maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, (ii) avoid incurring entity level income or excise Taxes under the Code or applicable state or local Law, including making dividend or other distribution payments to the Company Stockholders in accordance with this Agreement or otherwise or (iii) avoid being required to register as an investment company under the Investment Company Act; provided that prior to taking any action under this paragraph, the Company shall provide Parent with reasonable advance notice of any proposed action and shall in good faith discuss such proposed action with Parent.
Section 7.2 Conduct of Parent Business Pending the Merger.
(a) Parent agrees that, except (i) as set forth on Schedule 7.2a) of the Parent Disclosure Letter, (ii) as permitted or required by this Agreement, (iii) as may be required by applicable Law or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clause (A)), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, (A) Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (1) conduct its businesses in all material respects in the ordinary course consistent with past practice and (2) preserve intact in all material respects its present business organization and preserve its existing relationships with its key customers, service providers (including Parent Manager), suppliers, business relationships, vendors and counterparties, (B) Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in compliance in all material respects with applicable Laws and (C) Parent shall maintain its status as a REIT; provided, however, that no action by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 7.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 7.2(b).
(b) Except (w) as set forth on Schedule 7.2b) of the Parent Disclosure Letter, (x) as permitted or required by this Agreement, (y) as may be required by applicable Law or (z) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clauses (iv), (vi), (vii), (viii), (ix), (x), (xii), (xv) and (xvi)), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, Parent shall not, and shall not permit any of its Subsidiaries to:
(i) (A) authorize, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of any outstanding capital stock of, or other equity interests in, Parent or any of its Subsidiaries, except for: (1) regular quarterly dividends payable in respect of the Parent Common Stock; (2) regular quarterly dividends payable in respect of the Parent Preferred Stock consistent with past practice and the terms of such Parent Preferred Stock; (3) dividends or other distributions to Parent by any directly or indirectly wholly owned Subsidiary of Parent; (4) without duplication of the amounts described in clauses (1) through (3), dividends or other distributions necessary for Parent to maintain its status as a REIT under the Code and avoid the imposition of corporate level tax under Section 857 of the Code or excise Tax under Section 4981 of the Code (including the Minimum Distribution Dividend) or required under the Organizational Documents of Parent or such Subsidiary; or (5) any dividend to the extent authorized, declared and paid in accordance with Section 7.18; (B) split, subdivide, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of the Company); or (C) purchase, redeem, exchange or otherwise acquire, or offer to purchase, redeem, exchange or otherwise acquire, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries, except as required by the terms of the Organizational Documents of Parent or any Subsidiary of Parent or as contemplated by any Parent Plan, in each case, existing as of the date hereof (or granted following the date of this Agreement in accordance with the terms of this Agreement); provided, however, that Parent shall be permitted to effectuate the Reverse Stock Split and the Reclassification;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Parent Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof or issued in compliance with clause (B) below; (B) issuances of awards granted under the Parent Equity Plan to directors and employees of Parent Manager in amounts and at times consistent with past practice; and (C) the issuance or delivery of Parent Common Stock in connection with the Reverse Stock Split and the Reclassification;
(iii) issue or grant any Parent Capital Stock at a price below the per share value of Parent’s net assets as of the date of such issuance or grant;
(iv) except to the extent required to effectuate the Reverse Stock Split or the Reclassification, amend or propose to amend Parent’s Organizational Documents or adopt any material change in the Organizational Documents of any of Parent’s Subsidiaries that, in either case, could reasonably be expected to adversely affect or delay the consummation of the Transactions;
(v) (A) merge, consolidate, combine or amalgamate with any Person other than the Company or another wholly owned Subsidiary of Parent or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets or any business or any corporation, partnership, association or other business organization or division thereof, in each case, if such action could reasonably be expected to materially impair, delay or impede Parent’s ability to consummate the Transactions;
(vi) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than (A) sales, leases or dispositions of assets pursuant to an agreement of Parent or any of its Subsidiaries in effect on the date of this Agreement or (B) sales, leases or dispositions of assets or properties (1) if other than in the ordinary course of business consistent with past practice, for which the consideration does not exceed $1,000,000 individually or $3,000,000 in the aggregate or (2) made in the ordinary course of business consistent with past practice;
(vii) adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Subsidiaries, other than such transactions among Parent and any wholly owned Subsidiary of Parent or between or among wholly owned Subsidiaries of Parent;
(viii) change in any material respect its material accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;
(ix) except (A) in the ordinary course of business consistent with past practice, (B) if required by Law or (C) if and to the extent necessary (1) to preserve Parent’s qualification as a REIT under the Code or the qualification of any Subsidiary of Parent as a REIT under the Code or (2) to qualify or preserve the status of any Subsidiary of Parent as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, make or change any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by Parent or any of its Subsidiaries, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Taxing Authority, surrender any right to claim a material refund of Taxes, or agree to any extension or waiver of the statute of limitations with respect to a material amount of Taxes;
(x) (A) enter into any contract that would be a Parent Contract, except as would not reasonably be expected to prevent or materially delay the consummation of the Transactions, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Parent Contract in any material respect in a manner which is materially adverse to Parent and its Subsidiaries, taken as a whole, or which could reasonably be expected to prevent or materially delay the consummation of the Transactions;

(xi) take any action, or fail to take any action, which action or failure would reasonably be expected to cause Parent to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
(xii) other than in the ordinary course of business, incur, create, assume, refinance, replace or prepay in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided, however, that the foregoing shall not restrict the incurrence of (i) any Indebtedness among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries or (ii) any Indebtedness not to exceed $50,000,000 in aggregate principal amount outstanding;
(xiii) except in accordance with Section 2.5, increase or decrease the size of the Parent Board or enter into any agreement obligating Parent or the Parent Board to nominate any individual for election to the Parent Board or elect any individual to fill any vacancy on the Parent Board;
(xiv) take any action, or fail to take any action, which action or failure would reasonably be expected to cause Parent or any of its Subsidiaries to be required to be registered as an investment company under the Investment Company Act;
(xv) enter into any new line of business;
(xvi) modify, amend, terminate or assign, or waive or assign any rights under, the Parent Manager Agreement, in each case, in a manner materially adverse to Parent or its Subsidiaries (including, after the Effective Time, the Surviving Company); or
(xvii) agree or enter into any arrangement or understanding to take any action that is prohibited by this Section 7.2(b).
(c) From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, Parent shall manage its investment portfolios in all material respects in the ordinary course of business consistent with past practice.
Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of Parent Board, upon advice of counsel, is reasonably necessary for Parent to (i) maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, (ii) avoid incurring entity level income or excise Taxes under the Code or applicable state or local Law or (iii) avoid being required to register as an investment company under the Investment Company Act; provided that prior to taking any action under this paragraph, Parent shall provide the Company with reasonable advance notice of any proposed action and shall in good faith discuss such proposed action with the Company.
Section 7.3 No Solicitation by the Company.
(a) From and after the date of this Agreement until the Effective Time or if earlier, the termination of this Agreement in accordance with Article IX, the Company will, and will cause its Subsidiaries and instruct its Representatives to, immediately cease, and cause to be terminated, any direct or indirect communication, discussion, negotiations or correspondence with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to a Company Competing Proposal or potential Company Competing Proposal, and shall immediately terminate all physical and electronic data room access previously granted to any such Person and request any such Person to return or destroy all information concerning the Company and its Subsidiaries to the extent permitted pursuant to any confidentiality agreement with such Person and promptly terminate all physical and electronic data room access granted to such Person.
(b) Except as expressly permitted by this Section 7.3, from and after the date of this Agreement until the Effective Time or if earlier, the termination of this Agreement in accordance with Article IX, the Company will not, and will cause its Subsidiaries and will instruct its and their respective Affiliates and Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiries, proposals or offers for, or that could reasonably be expected to lead to, any Company Competing Proposal, (ii) enter into or engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding or otherwise in furtherance of, or that could reasonably be expected to lead to, a Company Competing Proposal (other than to state that the terms of this Agreement prohibit such negotiations), (iii) release any Person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation; provided, that the Company shall be permitted to grant waivers of, and not enforce, any such standstill provision or similar obligation in effect on the date hereof solely to the extent necessary to permit the counterparty thereto to make a Company Competing Proposal in compliance with this Section 7.3, (iv) furnish any confidential or non-public information or data regarding the Company or its Subsidiaries, or access to the assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Company Competing Proposal, (v) authorize, permit or enter into any binding or nonbinding letter of intent or agreement in principle, or other agreement regarding a Company Competing Proposal (other than a confidentiality agreement as provided in Section 7.3(d)(ii)) or (vi) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, any Company Competing Proposal (the taking of any action described in clause (vi) of this Section 7.3(b) being referred to as a “Company Change of Recommendation”).
(c) From and after the date of this Agreement, the Company shall advise Parent of the receipt by the Company of any Company Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person that informs the Company or any of its Subsidiaries or Representatives that it is considering making, or has made, a Company Competing Proposal, or any inquiry or request from any Person for discussions or negotiations with the Company or any of its Subsidiaries or Representatives relating to a possible Company Competing Proposal (in each case within twenty-four (24) hours thereof), and the Company shall provide to Parent (within such twenty-four (24) hour time frame) (i) the identity of the person making the Company Competing Proposal, inquiry or request and (ii) a copy of any such Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries (or a written summary of the material terms of such Company Competing Proposal, if not made in writing). The Company shall keep Parent reasonably informed on a current basis with respect to the status and material terms of any such Company Competing Proposal including whether such Company Competing Proposal or request has been withdrawn or rejected, any material change to the status or material terms thereof and any such discussions or negotiations and concurrently providing a copy of all material documentation or correspondence, including a written summary of any material oral communications or discussions, between the Company and the Person making such Company Competing Proposal relating thereto. The Company agrees that it and its Affiliates will not enter into any agreement with any Person that prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 7.3.
(d) Notwithstanding anything in this Agreement to the contrary:
(i) the Company, directly or indirectly through one or more of its Representatives, may take and disclose to its stockholders a position contemplated by Rule 14(e)(2) promulgated under the Exchange Act or make a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, or issue a “stop, look and listen” statement pending disclosure of its position thereunder, in each case to the extent the Company Board determines in good faith such disclosures are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act or other applicable securities laws; provided, however, that to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Competing Proposal, such disclosure shall be deemed to be a Company Change of Recommendation if not accompanied by an express public affirmation of the Company Board Recommendation;
(ii) prior to the receipt of the Company Stockholder Approval, in response to an unsolicited bona fide written Company Competing Proposal from a third party made after the date of this Agreement (provided that the Company Competing Proposal by such Person did not result from a breach or violation of this Section 7.3), the Company, directly or indirectly through one or more of its Representatives, may (x) furnish, make available or provide access to non-public information or data with respect to the Company and its Subsidiaries and to their respective assets to the Person making such Company Competing

Proposal (and its Representatives); provided, that any non-public information or data provided to any Person given such access shall have previously been provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Company Competing Proposal (and such Person’s Representatives) regarding such Company Competing Proposal; provided, however, that (A) prior to taking any of the actions described in the immediately preceding clause (x) and clause (y), the Company must notify Parent that it intends to take such action with respect to such Company Competing Proposal, (B) prior to taking the action described in the preceding clause (x), the Company shall have received an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement; provided, that such confidentiality agreement shall not be required to contain standstill provisions and shall not in any way restrict the Company from complying with the provisions of this Section 7.3, and (C) prior to taking any of the actions described in the immediately preceding clause (x) or clause (y), the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal, and that failure to take any such action would be inconsistent with the directors’ duties under applicable Law;
(iii) prior to the receipt of the Company Stockholder Approval, in response to an unsolicited bona fide written Company Competing Proposal from a third party made after the date of this Agreement that has not been withdrawn (provided that the Company Competing Proposal by such Person did not result from a breach or violation of this Section 7.3), (1) the Company Board may make a Company Change of Recommendation and/or (2) the Company may terminate this Agreement pursuant to Section 9.1(d) to enter into a definitive agreement with respect to a Company Superior Proposal, if (and only if), prior to taking any such action in clause (1) or (2), (A) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (x) such Company Competing Proposal is a Company Superior Proposal, and (y) the failure to terminate this Agreement to enter into a definitive agreement with respect to such Company Superior Proposal or make a Company Change of Recommendation would be inconsistent with the directors’ duties under applicable Law, and (B) (w) the Company shall have given notice to Parent that the Company Board intends to take such action (a “Notice of Recommendation Change”), specifying in reasonable detail the material terms and conditions of such Company Superior Proposal and including unredacted copies of the proposed definitive agreements relating to such Company Superior Proposal, and any other proposed documents or agreements relating thereto, including all proposed or executed financing commitments related thereto, at least four (4) Business Days in advance of effecting the Company Change of Recommendation and/or terminating this Agreement pursuant to Section 9.1(d), (x) during the four (4) Business Day period immediately following Parent’s receipt of the Notice of Recommendation Change (the “Notice Period”), the Company has, and has caused its Representatives to, if requested by Parent, negotiate with Parent and its Representatives in good faith to make such adjustments in the terms and conditions of this Agreement so that such Company Competing Proposal ceases, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside legal counsel), to constitute a Company Superior Proposal, if Parent, in its sole discretion, determines to make such adjustments and (y) following such Notice Period, the Company Board again determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment of the terms of this Agreement proposed in writing by Parent prior to the conclusion of the Notice Period) that such Company Competing Proposal continues to constitute a Company Superior Proposal and, after consultation with outside legal counsel, that failure to do so would be inconsistent with the directors’ duties under applicable Law; provided, however, that any amendment, supplement or modification to the price, form of consideration or other material terms of such Company Competing Proposal shall be deemed a new Company Competing Proposal and the Company may not make a Company Change of Recommendation pursuant to this Section 7.3(d)(iii) or terminate this Agreement pursuant to Section 9.1(d) unless the Company has complied with the requirements of this Section 7.3(d)(iii) with respect to such new Company Competing Proposal including sending an additional Notice of Recommendation Change (except that the new negotiation period under this

Section 7.3(d)(iii)(B) shall be three (3) Business Days instead of four (4) Business Days). Notwithstanding anything in this Section 7.3(d)(iii), neither Parent’s acceptance nor rejection of the Company’s offer to negotiate pursuant to this Section 7.3(d)(iii) shall have any bearing on Parent’s right to terminate this Agreement pursuant to Section 9.1(d); and
(iv) prior to the receipt of the Company Stockholder Approval, the Company, directly or indirectly through one or more of its Representatives, may seek clarification from (but not engage in negotiations with or provide non-public information to) any Person that has made an unsolicited bona fide written Company Competing Proposal (provided that the Company Competing Proposal by such Person did not result from a breach or violation of this Section 7.3), solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board to make an informed determination as to whether such Company Competing Proposal constitutes, or would reasonably be expected to lead to, a Company Superior Proposal.
(e) Notwithstanding anything in this Agreement to the contrary, the Company Board shall be permitted, at any time prior to the receipt of the Company Stockholder Approval, other than in response to a Company Competing Proposal (which is addressed in Section 7.3(d)(iii)), to make a Company Change of Recommendation if (i) an Intervening Event has occurred, (ii) prior to taking such action, the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ duties under applicable Law and (iii) (w) the Company shall have delivered to Parent a Notice of Recommendation Change with respect to such Intervening Event (which notice will describe the Intervening Event in reasonable detail), (x) the Company has, and has caused its Representatives to, if requested by Parent, negotiate with Parent and its Representatives in good faith to make adjustments in the terms and conditions of this Agreement and (y) following such Notice Period, the Company Board again determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment of the terms of this Agreement proposed in writing by Parent prior to the expiration of such Notice Period) that the failure to make such Company Change of Recommendation would be inconsistent with the directors’ duties under applicable Law; provided, however, that in the event the Company Board does not make a Company Change of Recommendation in accordance with the preceding clause (y), but thereafter determines to make a Company Change of Recommendation pursuant to this Section 7.3 in circumstances involving or relating to another Intervening Event, the foregoing procedures referred to in this Section 7.3(e) shall apply anew.
Section 7.4 Reserved.
Section 7.5 Preparation of Proxy Statement and Registration Statement.
(a) Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries and the holders of Parent Capital Stock, as the Company may reasonably request for the purpose of including such data and information in the Proxy Statement and any amendments or supplements thereto used by the Company to obtain the Company Stockholder Approval. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of Company Capital Stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement (including the Proxy Statement) and any amendments or supplements thereto.
(b) Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting, and Parent shall prepare and file with the SEC the Registration Statement (of which the Proxy Statement will be a part). Each party agrees to use its respective commercially reasonable efforts to cause such filings to be made no later than the date that is twenty-five (25) days from the date hereof. The Company and Parent shall each use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its commercially reasonable efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and Parent and the Company shall use commercially reasonable efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for amendments or supplements thereto or additional information, and shall, as promptly as practicable after receipt thereof, (i) provide the other with copies of all correspondence between it or its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement or the Registration Statement received from the SEC and (ii) advise the other of any oral comments with respect to the Proxy Statement or the Registration Statement received from the SEC. Each of the Company and Parent shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably proposed by the other and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that with respect to documents filed by a party that are incorporated by reference in the Proxy Statement or Registration Statement, this right of approval shall apply only with respect to information relating to the other party, its Subsidiaries and its Affiliates, their business, financial condition or results of operations or the Transactions.
(c) Parent and the Company each shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act, the Exchange Act, applicable blue sky laws and the rules and regulations thereunder, and the Company shall furnish all information concerning the Company and its stockholders as may be reasonably requested in connection with any such actions. Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Class A Common Stock or Parent Preferred Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(d) If at any time prior to receipt of the Company Stockholder Approval, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that, in the reasonable judgment of Parent or the Company, should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and the parties shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement describing such information and, to the extent required by applicable Law, in disseminating such information contained in such amendment or supplement to the Company Stockholders.
Section 7.6 Company Stockholders Meeting. The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to establish a record date (which shall be as promptly as reasonably practicable following the date of this Agreement), duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC; provided that such record date shall not be more than ninety (90) days prior to the date of the Company Stockholder Meeting; and provided further that the date of such Company Stockholders Meeting shall be mutually agreed by the Company and Parent taking into account the anticipated time necessary to determine the Exchange Ratio in accordance with Section 3.1(c). Except to the extent that the Company Board shall have made a Company Change in Recommendation as permitted by Section 7.3, the Company shall, through the Company Board, recommend to the holders of Company Common Stock that they vote in favor of the approval of the Merger and the other Transactions at the Company Stockholders Meeting and the Company Board shall solicit from the holders of Company Common Stock proxies in favor of the approval of the Merger and the other Transactions, and the Proxy Statement shall include a statement to the effect that the Company Board has resolved to make the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (a) shall be required to adjourn or postpone the Company Stockholders Meeting (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company Stockholders, including to disclose the Exchange Ratio, the Per

Common Share Parent Cash Consideration and the Per Common Share Additional Manager Consideration, or (ii) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to establish a quorum at such Company Stockholders Meeting and (b) shall, upon the request of Parent, adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than 30 days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (a)(i) or (a)(ii) exist, and such Company Stockholders Meeting shall, upon the request of Parent, be adjourned or postponed every time the circumstances described in the foregoing clause (b) exist); provided that the date of such adjourned or postponed Company Stockholders Meeting shall be mutually agreed by the Company and Parent taking into account the anticipated time necessary to determine the Exchange Ratio in accordance with Section 3.1(c); and provided, further, that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the End Date. If requested by Parent, the Company shall promptly provide to Parent any voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative and that are in the possession of or otherwise available to the Company. Unless this Agreement has been terminated in accordance with Article IX, the Company’s obligations to establish a record date, call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 7.6 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Superior Proposal or Company Competing Proposal, or by any Company Change of Recommendation.
Section 7.7 Access to Information.
(a) Each party shall, and shall cause each of its Subsidiaries to, afford to the other party and its Representatives, during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 9.1, reasonable access, during normal business hours and upon reasonable prior notice, to the officers, employees and offices of such party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as such other party may reasonably request, including information about its financing, hedging activities, portfolio risk and portfolio activities. Without limiting the foregoing, within ten (10) Business Days following the end of each calendar month during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 9.1, the Company shall deliver to Parent the following: (i) income statement for such calendar month; (ii) balance sheet for such calendar month; (iii) schedule of current portfolio investments; and (iv) summary of changes in securities and financings since the prior calendar month. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other party that may result from the requests for access, data and information hereunder. Notwithstanding the foregoing provisions of this Section 7.7(a), each party shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other party or any of its Representatives to the extent that (i) such information is subject to an attorney/client privilege, the attorney work product doctrine or other legal privilege, (ii) such access or the furnishing of such information is prohibited by applicable Law or an existing confidentiality agreement with a third party entered into prior to the date of this Agreement or (iii) such information is of a sensitive or personal nature that would reasonably be expected to expose the Company or Parent to the risk of liability. Each party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 7.7(a) for any purpose unrelated to the consummation of the Transactions.
(b) The Confidentiality Agreement dated as of March 24, 2021, between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement and each party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.7, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.
Section 7.8 Reasonable Best Efforts.
(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or pursuant to any contract or agreement to consummate the Merger and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing or otherwise providing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions, (ii) taking all steps as may be necessary, subject to the limitations in this Section 7.8, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals and (iii) executing and delivering any additional instruments reasonably necessary or advisable to consummate the Merger and the Transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that, notwithstanding anything to the contrary in this Agreement, no party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any material portion of the assets or businesses of such party, any of its Subsidiaries or their Affiliates or (B) otherwise to take or commit to take any actions that would limit in any material respect the freedom of such party, its subsidiaries or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets; provided, further, that the Company and its Subsidiaries shall not take any of the actions referred to in the proceeding proviso (or agree to take such actions) without Parent’s prior written consent.
(b) In connection with and without limiting the foregoing, each of the parties shall give (or shall cause their respective Affiliates to give) any required notices to third parties, and each of the parties shall use, and cause each of their respective Subsidiaries and Affiliates to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Merger and the other Transactions. Each of the parties will, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required filings, notices, applications, registrations or submissions with any Governmental Entity and will cooperate in responding to any inquiry from a Governmental Entity, including promptly informing the other parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Entity with respect to this Agreement. To the extent reasonably practicable and legally permitted, the parties and their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other Transactions, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the parties shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Entity (except that confidential, competitively sensitive business information may be excluded from such a meeting or conversation).
(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Merger and the other Transactions, neither the Company nor any Subsidiary of the Company shall pay or commit to pay to any Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person without the prior written consent of Parent. The parties shall cooperate to obtain such consents.
Section 7.9 Employee Matters.
(a) Nothing in this Agreement shall require Parent, Parent Manager, the Company or any of their respective Subsidiaries to employ any Person after the Closing Date, nor shall it alter the at-will employment status of any employee of the Company or any of its Subsidiaries.
(b) On and after the Closing Date, Parent Manager may, in its sole discretion, offer employment to any employees of the Company and its Subsidiaries. Any such employee who accepts employment with Parent Manager are referred to herein as “Continuing Employees.” Parent Manager may, in its sole discretion: (i) ensure that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Continuing Employee or their dependents or beneficiaries under any welfare benefit plans sponsored by Parent Manager (“Parent Manager Plans”) in which such Continuing Employees or their dependents or beneficiaries first become eligible to participate after the Effective Time, except to the extent such exclusions, limitations or restrictions would apply under the analogous Company Plan in which any such Continuing Employee was a participant or was eligible to participate immediately prior to the Effective Time; (ii) credit each Continuing Employee with their past service with the Company for purposes of eligibility and vesting under the medical, vision and dental plans of the Parent Manager Plans (except to the extent such service credit will result in duplication of benefits); and (iii) provide each Continuing Employee with credit for any co-payments or deductibles made during the plan year in which the Effective Time occurs (in each case, only to the extent information reasonably necessary to determine and credit such amounts is either provided by or made available from the Continuing Employee, records of the Company, insurance providers or third-party administrators) for the purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any Parent Manager Plan in which the Continuing Employee is eligible to participate after the Closing Date. For the avoidance of doubt, nothing in this Agreement shall require Parent or Buyer or any of their respective Subsidiaries to employ any Person after the Effective Time.
(c) To the extent the Company on or before the Closing Date has prepaid premiums on any of the Company’s “group health plans” (within the meaning of Section 5000(b)(1) of the Code), and to the extent the Company’s insurer accepts such premiums and has agreed to maintain coverage for the period covered by the prepayment, Parent shall not, and Parent shall cause the Surviving Company not to, terminate, cancel or modify any such plans (or otherwise take any action that would result in a change of benefits provided under such plans) prior to the earlier of (x) expiration of the term covered by such prepaid premiums and (y) January 1, 2022.
(d) With respect to each Employee Benefit Plan, policy or practice, including severance, vacation and paid time off plans, policies or practices, sponsored or maintained by Parent Manager or its Affiliates in which the Continuing Employees become eligible to participate after the Effective Time, Parent Manager may, in its sole discretion, grant, or cause to be granted to, all Continuing Employees from and after the Closing Date credit for all service with the Company, its Affiliates and their predecessors prior to the Closing Date for purposes of eligibility to participate and accrual of vacation time, but excluding (i) eligibility to participate in any grandfathered or closed plan, defined benefit pension plan or retiree medical program and (ii) any such credit that would result in a duplication of benefits.
(e) Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent Manager or any of their respective Subsidiaries. The provisions of this Section 7.9 are for the sole benefit of the parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of their respective Affiliates), other than the parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.9) under or by reason of any provision of this Agreement.
(f) At the option of the Company or at the written request of Parent provided not less than five (5) Business Days prior to the anticipated Closing Date, the Company Board shall adopt a board consent or resolutions, the form and substance of which are reasonably satisfactory to Parent, to cease contributions to and terminate each plan qualified under Section 401(k) of the Code (the “Company 401(k) Plans”) and to 100% vest all participants under said Company 401(k) Plans, with such termination and vesting to be effective no later than the Business Day preceding the Closing Date; provided, however, that such Company 401(k) Plan termination may be made contingent upon the consummation of the transactions contemplated by this Agreement.
Section 7.10 Indemnification; Directors’ and Officers’ Insurance.
(a) Without limiting any other rights that any Indemnified Person (as defined below) or Person may have pursuant to the Company’s Organizational Documents or any employment agreement or any indemnification agreement in effect on the date hereof or otherwise, from and after the Effective Time until the sixth (6th) anniversary of the Effective Time, Parent shall, and Parent shall cause the Surviving Company to, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise (the “Indemnified Persons”) against and from all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case, to the extent any such Indemnified Person is entitled to be so indemnified by the Company or its applicable Subsidiaries on the date hereof. Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to such Indemnified Person, and Parent and the Surviving Company shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Company shall use its reasonable best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 7.10, upon learning of any such Proceeding, shall notify the Surviving Company (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 7.10 except to the extent such failure materially prejudices such party’s position with respect to such claims). For the avoidance of doubt, Parent and the Surviving Company shall not have any obligation hereunder to indemnify an Indemnified Person to the extent that a court of competent jurisdiction has determined in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnified Person shall promptly refund Parent or the Surviving Company the amount of any non-indemnifiable expenses theretofore advanced pursuant hereto, if any.
(b) For a period of six (6) years following the Effective Time, the Surviving Company shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Company or its Subsidiaries in any manner that would affect adversely the rights thereunder or under the Organizational Documents of the Surviving Company or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. The Surviving Company and its Subsidiaries shall, and Parent shall cause them to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing on the date of this Agreement.
(c) The Surviving Company shall put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies (collectively, the “D&O Insurance”) with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the

Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of (for any one year) 300% of the annual premium paid by the Company for such insurance as of the date of this Agreement; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available, with respect to facts, acts, events or omissions occurring prior to the Effective Time, for a cost not exceeding such amount.
(d) In the event that Parent, the Surviving Company or any Subsidiary of the Surviving Company, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent, the Surviving Company or such Subsidiary of the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.10. The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, the parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 7.10, and his, her or its heirs and personal representatives. The rights of the Indemnified Persons under this Section 7.10 are in addition to any rights such Indemnified Persons may have under any applicable contracts or Law. Parent and the Surviving Company shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 7.10.
Section 7.11 Stockholder Litigation. In the event any Transaction Litigation is commenced, the parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto. Each party shall give the other party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consider in good faith the other party’s advice with respect to such Transaction Litigation; provided, that the Company shall not agree to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).
Section 7.12 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the parties. Except with respect to any Company Change in Recommendation or any action taken pursuant to, and in accordance with, Section 7.3, from and after the date hereof, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective controlled Affiliates or Subsidiaries, nor Parent Manager, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such party determines, after consultation with outside counsel, that it is required by applicable Law or the rules of any stock exchange upon which such party’s capital stock is traded to issue or cause the publication of any press release or other announcement with respect to the Transactions, including the Merger or this Agreement, in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, each party and their respective controlled Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 7.12.
Section 7.13 Control of Business. Without limiting in any way any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the other party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 7.14 Transfer Taxes. Parent and the Company shall cooperate in attempting to minimize the amount of Transfer Taxes. All Transfer Taxes incurred in connection with the Transactions, if any, shall be paid by the Surviving Company when due, whether levied on Parent or any other Person, and the Surviving Company shall file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes.
Section 7.15 Notification. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (a) of any notice or other communication received by such party from any Governmental

Entity in connection with this Agreement, the Merger or the other Transactions, and each party shall keep the other party reasonably informed on a current basis regarding any such matters, (b) of any notice or other communication received by such party from any Person (other than a Governmental Entity) alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, and each party shall keep the other party reasonably informed on a current basis regarding any such matters, (c) of any Proceeding commenced or, to any party’s knowledge, threatened against, such party or any of its Affiliates or otherwise relating to, involving or affecting such party or any of its Affiliates, in each case, in connection with, arising from or otherwise relating to the Merger or any other Transaction (“Transaction Litigation”), (d) if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions set forth in Article VIII would not be capable of being satisfied by the End Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, and (e) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Subsidiaries of the Company or any of the Subsidiaries of Parent, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that, in each case, the delivery of any notice pursuant to this Section 7.15 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any party. The failure to deliver any such notice required by this Section 7.15 shall not affect any of the conditions set forth in Article VIII (including the conditions in Section 8.2(b) and Section 8.3b)) or give rise to any right to terminate under Article IX.
Section 7.16 Section 16 Matters. Prior to the Effective Time, Parent and the Company, as applicable, shall take all such steps as may be necessary or advisable to cause any dispositions of equity securities of the Company (including derivative securities) resulting from the Merger and the other Transactions, and acquisitions of equity securities of Parent (including derivative securities) resulting from the Merger and the other Transactions, by each individual who, immediately prior to the Effective Time, is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, the Company shall promptly furnish Parent with all requisite information reasonably requested by Parent for Parent to take the actions contemplated by this Section 7.16.
Section 7.17 Tax Matters.
(a) The Company shall deliver to Hunton Andrews Kurth LLP, counsel to the Company, and Hogan Lovells US LLP, counsel to Parent, or other counsel described in Section 8.2(d) and Section 8.3(d), respectively, a tax representation letter, dated as of the effective date of the Registration Statement (as relevant) and the Closing Date and signed by an officer of the Company, in form and substance as set forth in Exhibit C, which representations shall be subject to such changes or modifications from the language set forth on such exhibit as may be deemed necessary or appropriate by Hunton Andrews Kurth LLP or Hogan Lovells US LLP and shall be reasonably acceptable to and approved by Parent (which approval shall not be unreasonably conditioned, withheld or delayed), containing representations of the Company for purposes of rendering the opinions described in Section 8.2(d) and Section 8.3(d) (and any similar opinion dated as of the effective date of the Registration Statement).
(b) Parent shall deliver to Hogan Lovells US LLP, counsel to Parent, and Hunton Andrews Kurth LLP, counsel to the Company, or other counsel described in Section 8.3(d) and Section 8.2(d), respectively, a tax representation letter, dated as of the effective date of the Registration Statement (as relevant) and the Closing Date and signed by an officer of Parent, in form and substance as set forth in Exhibit D, which representations shall be subject to such changes or modifications from the language set forth on such exhibit as may be deemed necessary or appropriate by Hogan Lovells US LLP or Hunton Andrews Kurth LLP and shall be reasonably acceptable to and approved by the Company (which approval shall not be unreasonably conditioned, withheld or delayed), containing representations of Parent for purposes of rendering the opinions described in Section 8.3(d) and Section 8.2(d) (and any similar opinion dated as of the effective date of the Registration Statement).

Section 7.18 Additional Dividends.
(a) Prior to the Effective Time, the Company shall declare a dividend to its stockholders, the payment date for which shall be the close of business on the last Business Day prior to the Closing Date, subject to funds being legally available therefor. The record date for such dividends shall be three (3) Business Days before the payment date. The per share dividend amount payable by the Company with respect to the Company Common Stock pursuant to this Section 7.18(a) shall be an amount equal to (i) the Company’s then-most recent quarterly dividend (on a per share basis), multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared; provided that any such dividend shall not exceed the Core Earnings of the Company for the portion of the quarter in which such dividend is declared and, plus (ii) an additional amount (the “Company Additional Dividend Amount”), if any, necessary so that the aggregate dividend payable is equal to the Minimum Distribution Dividend. The Company and Parent shall cooperate in good faith to determine whether it is necessary to authorize and declare a Company Additional Dividend Amount and the amount (if any) of the Company Additional Dividend Amount. For the avoidance of doubt, the Company shall not declare any dividend pursuant to clause (i) of this Section 7.18(a) to the extent such dividend (x) would be issued at a rate that exceeds the Core Earnings of the Company for the portion of the quarter in which such dividend is declared or (y) would not be permitted under the MGCL.
(b) Prior to the Effective Time, Parent shall declare a dividend to its stockholders, the payment date for which shall be the close of business on the last Business Day prior to the Closing Date, subject to funds being legally available therefor. The record date for such dividends shall be three (3) Business Days before the payment date. The per share dividend amount payable by Parent with respect to the Parent Common Stock pursuant to this Section 7.18(b) shall be an amount equal to (i) Parent’s then-anticipated dividend for such quarter (on a per share basis) (which, for the avoidance of doubt, may be greater than Parent’s then-most recent quarterly dividend), multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared, plus (ii) an additional amount (the “Parent Additional Dividend Amount”) equal to the quotient obtained by dividing the Company Additional Dividend Amount (if any) by the Exchange Ratio.
Section 7.19 Takeover Laws. The parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Law is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Law is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on the Merger and the other Transactions.
Section 7.20 Listing. As promptly as reasonably practicable following the date of this Agreement, Parent and its Representatives shall prepare and cause to be filed with the NYSE a listing application pursuant to which the Parent Class A Common Stock, including the Parent Class A Common Stock to be issued in the Merger, and the Parent Series E Cumulative Redeemable Preferred Stock will be listed on the NYSE (the “Listing”). Each party shall use its reasonable best efforts to have the Listing approved by the NYSE as promptly as practicable after such filing such that the Parent Class A Common Stock and the Parent Series E Cumulative Redeemable Preferred Stock will be listed at, or prior to, the Effective Time and will trade on the NYSE under the trading symbol “FBRT” and such other trading symbol for the Parent Series E Cumulative Redeemable Preferred Stock as Parent may determine, respectively. The Company shall promptly furnish all information concerning itself and its Affiliates and provide such other assistance as may be reasonably requested by Parent in connection with the preparation and filing of the listing application. Prior to filing the listing application (or any amendment or supplement thereto) or responding to any comments of the NYSE with respect thereto, each party shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response).
Section 7.21 Delisting. Each of the parties agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to delist each of the Company Common Stock and the Company Preferred Stock from the NYSE and terminate its registration under the Exchange Act as promptly as practicable after the Effective Time; provided that such delisting and termination shall not be effective until after the Effective Time.

Section 7.22 Reverse Stock Split/Reclassification. Parent shall use its reasonable best efforts to effect the Reverse Stock Split and the Reclassification prior to the Closing.
Section 7.23 Share Repurchase Program. Parent shall use its reasonable best efforts to take the actions set forth on Schedule 7.23 of the Parent Disclosure Letter, and shall take all actions necessary so that the matters set forth on Schedule 7.23 of the Parent Disclosure Letter occur.
Section 7.24 Portfolio Sales Plan. During the period between the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, the Company hereby agrees to reasonably cooperate in good faith with Parent, at Parent’s request, in connection with Parent’s efforts to develop a plan for the potential sale of one or more portfolios of securities owned by the Company and its Subsidiaries; provided, that no such sale shall be consummated until after the Effective Time.
Section 7.25 Obligations of Buyer and the Surviving Company. Parent shall take all action necessary to cause Buyer and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Merger and the other Transactions upon the terms and subject to the conditions set forth in this Agreement.
ARTICLE VIII
CONDITIONS PRECEDENT
Section 8.1 Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived jointly by the parties, in whole or in part, to the extent permitted by applicable Law:
(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(b) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.
(c) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no Proceeding to that effect shall have been commenced that has not been withdrawn.
(d) Listing; Classification. The Parent Class A Common Stock, including the Parent Class A Common Stock to be issued in the Merger, and the Parent Series E Cumulative Redeemable Preferred Stock shall have been approved for listing on the NYSE, subject to official notice of issuance, at, or prior to, the Effective Time, and the articles supplementary classifying the Parent Series E Cumulative Redeemable Preferred Stock attached hereto as Annex B shall have been filed with and accepted for record by the Maryland Department.
Section 8.2 Additional Conditions to Obligations of Parent, Buyer and Parent Manager. The obligations of Parent, Buyer and Parent Manager to consummate the Merger are subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived exclusively by Parent, Buyer and Parent Manager, in whole or in part, to the extent permitted by applicable Law:
(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 4.3(a) (Authority), Section 4.6(a) (Absence of Certain Changes and Events) and Section 4.19 (Brokers) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), (ii) the representations and warranties of the Company set forth in Section 4.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the specific date set forth therein, (iii) representations and warranties of the Company set forth in Section 4.1(a) (Organization; Standing and Power), Section 4.1(b) (Subsidiaries), Section 4.1(c) (Other Interests) and Section 4.20 (State Takeover Statute) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), and (iv) all other representations and warranties of the Company set forth in Article IV shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”) does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.
(c) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Section 8.2(a), Section 8.2(b) and Section 8.2(e) have been satisfied.
(d) REIT Opinion. Parent shall have received a written opinion of Hunton Andrews Kurth LLP (or other counsel to the Company reasonably acceptable to Parent), dated as of the Closing Date and in the form attached hereto as Exhibit A, to the effect that, commencing with the Company’s taxable year ended December 31, 2015, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through December 31, 2020, the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.17).
(e) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
Section 8.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:
(a) Representations and Warranties of Parent and Parent Manager. (i) The representations and warranties of Parent set forth in Section 5.3(a) (Authority), Section 5.6(a) (Absence of Certain Changes of Events) and Section 5.18 (Brokers), and the representations and warranties of Parent Manager set forth in Section 6.2(a) (Authority), shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), (ii) the representations and warranties of Parent set forth in Section 5.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the specific date set forth therein, (iii) the representations and warranties of Parent set forth in Section 5.1 (Organization; Standing and Power), Section 5.2(b) (Subsidiaries) and Section 5.19 (State Takeover Statute), and the representations and warranties of Parent Manager set forth in Section 6.1 (Organization; Standing and Power) and Section 6.2(b) (No Violations), shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), and (iv) all other representations and warranties of Parent set forth in Article V and all other representations and warranties of Parent Manager set forth in Article VI shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Parent Material Adverse Effect”) (1) in the case of Parent, does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (2) in the case of Parent Manager, would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the End Date.
(b) Performance of Obligations of Parent, Buyer and Parent Manager. Each of Parent, Buyer and Parent Manager shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. The Company shall have received (i) a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Section 8.3(a) (solely with respect to the representations and warranties of Parent and Buyer), Section 8.3(b) (solely with respect to the agreements and obligations of Parent and Buyer), Section 8.3(e), Section 8.3(f) and Section 8.3(g) have been satisfied and (ii) a certificate of Parent Manager signed by an executive officer of Parent Manager, dated the Closing Date, confirming that the conditions in Section 8.3(a) (solely with respect to the representations and warranties of Parent Manager) and Section 8.3(b) (solely with respect to the agreements and obligations of Parent Manager) have been satisfied.
(d) REIT Opinion. The Company shall have received a written opinion of Hogan Lovells US LLP (or other counsel to Parent reasonably satisfactory to the Company), dated as of the Closing Date and in the form attached hereto as Exhibit B, to the effect that, commencing with Parent’s taxable year ended December 31, 2015, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Parent to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, and that its past, current and intended future organization and operations will permit Parent to continue to qualify for taxation as a REIT under the Code for its taxable year which includes the Effective Time and thereafter (which opinion shall be based upon the representation letters described in Section 7.17).
(e) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
(f) Reverse Stock Split/Reclassification. The Reverse Stock Split and the Reclassification shall have been effectuated by filing (x) articles of amendment in a form reasonably acceptable to the Company to effect the Reverse Stock Split, (y) the articles of amendment in a form reasonably acceptable to the Company to effect the Name Change and (z) the articles supplementary designating the Parent Class B Common Stock in a form reasonably acceptable to the Company.
(g) Share Repurchase Program. Parent shall have taken the actions set forth on Schedule 7.23 of the Parent Disclosure Letter and all actions necessary so that the matters set forth on Schedule 7.23 of the Parent Disclosure Letter occur as of the Closing.
Section 8.4 Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to perform and comply in any material respect with the covenants and agreements in this Agreement prior to the Closing.
ARTICLE IX
TERMINATION
Section 9.1 Termination. This Agreement may be terminated and the Merger and the other Transactions contemplated hereby may be abandoned at any time prior to the Closing, whether (except as expressly set forth below) before or after the Company Stockholder Approval has been obtained:
(a) by mutual written consent of the Company and Parent;
(b) by either the Company or Parent:
(i) if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, or if there shall have been adopted prior to the Effective Time any Law that permanently makes the consummation of the Merger illegal or otherwise permanently prohibited;
(ii) if the Merger shall not have been consummated on or before 5:00 p.m. Dallas, Texas time, on January 25, 2022 (such date being the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party whose breach of any representation, warranty, covenant or agreement contained in this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(iii) in the event of a breach by the other party of any covenant or other agreement contained in this Agreement or if any representation and warranty of the other party contained in this Agreement fails to be true and correct which (x) would give rise to the failure of a condition set forth in Section 8.2(a) or (b) or Section 8.3(a) or (b), as applicable, if it were continuing as of the Closing Date and (y) cannot be or has not been cured (or is incapable of becoming true or does not become true) by the earlier of (1) the End Date and (2) the date that is 30 days after the giving of written notice to the breaching party of such breach or failure to be true and correct and the basis for such notice (a “Terminable Breach”); provided, however, that the terminating party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or
(iv) if the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting (including any adjournment or postponement thereof);
(c) by Parent, if (i) at any time prior to the time the Company Stockholder Approval is obtained, the Company Board shall have effected a Company Change of Recommendation, (whether or not permitted by Section 7.3(d)(iii) or Section 7.3(e)), (ii) a tender offer or exchange offer for any shares of Company Common Stock that constitutes a Company Competing Proposal is commenced and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by the Company Stockholders and to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of being requested to do so by Parent or (iii) the Company shall have committed a Willful and Material Breach of Section 7.3;
(d) by the Company if, prior to the receipt of the Company Stockholder Approval, and if the Company has complied in all material respects with Section 7.3(b) and Section 7.3(d)(iii) in respect of such Company Superior Proposal, the Company Board determines to terminate this Agreement in accordance with Section 7.3(d)(iii) in connection with a Company Superior Proposal and the Company Board has approved, and immediately after the termination hereunder, the Company enters into, a definitive agreement providing for the implementation of such Company Superior Proposal; provided, however, that such termination shall not be effective unless the Company concurrently therewith pays or causes to be paid the Company Termination Fee in accordance with Section 9.3(b); or
(e) by the Company if all of the conditions set forth in Article VIII (other than (i) the condition set forth in Section 8.3(f) or Section 8.3(g) and (ii) those other conditions which by their nature cannot be satisfied until the Closing Date, but, in the case of clause (ii), which conditions would be satisfied if the Closing Date were the date of such termination) have been satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement at least two (2) Business Days prior to the End Date and the Closing has not occurred by the End Date solely due to the failure of the condition set forth in Section 8.3(f) or Section 8.3(g), as applicable, to be satisfied.
Section 9.2 Notice of Termination; Effect of Termination.
(a) A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and, except as otherwise provided in Section 9.1(d), any termination shall be effective immediately upon delivery of such written notice to the other party.
(b) In the event of termination of this Agreement by any party as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party except with respect to this Section 9.2, Section 7.7(b), Section 9.3 and Articles I and X, which Sections and Articles shall not terminate; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages resulting from or arising out of (including, in the case of the Company, damages based on the consideration that would have otherwise been payable to the Company Stockholders, which shall be deemed to be damages of the Company) a Willful and Material Breach of any covenant, agreement or obligation hereunder or intentional fraud, or as provided in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.
Section 9.3 Expenses and Other Payments.
(a) Except as otherwise provided in this Section 9.3, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b) If (i) Parent terminates this Agreement pursuant to Section 9.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds (to an account designated by Parent) no later than three Business Days after notice of termination of this Agreement or (ii) the Company terminates this Agreement pursuant to Section 9.1(d) (Company Superior Proposal), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds (to an account designated by Parent) concurrently with notice of termination of this Agreement.
(c) (i) If (A) either the Company or Parent terminates this Agreement pursuant to Section 9.1(b)(iv) (Failure to Obtain Company Stockholder Approval) or (B) Parent terminates this Agreement pursuant to Section 9.1(b)(iii) (Company Terminable Breach), then the Company shall pay Parent the Parent Expenses or (ii) if the Company terminates this Agreement pursuant to (x) Section 9.1(b)(iii) (Parent Terminable Breach), or (y) Section 9.1(e) (Failure to Effectuate Reverse Stock Split or Reclassification or Failure to Effectuate Share Repurchase Program) or Section 9.1(b)(ii) (End Date) in circumstances in which the Company could have terminated pursuant to Section 9.1(e), then Parent or, if the Company terminates this Agreement pursuant to Section 9.1(b)(iii) (Parent Terminable Breach) as a result of a failure of a condition set forth in Section 8.3(a) or (b) solely on the part of Parent Manager, then Parent Manager, shall pay the Company the Company Expenses, in each case, in cash by wire transfer of immediately available funds (to an account designated by the receiving party) no later than three Business Days after notice of termination of this Agreement.
(d) If (i) (A) either the Company or Parent terminates this Agreement pursuant to Section 9.1(b)(iv) (Failure to Obtain Company Stockholder Approval) or (B) Parent terminates this Agreement pursuant to Section 9.1(b)(iii) (Company Terminable Breach), (ii) on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed or otherwise publicly communicated to the Company Board or the Company Stockholders (and such Company Competing Proposal shall not have been publicly withdrawn on a bona fide basis without qualification (x) at least three (3) Business Days prior to the Company Stockholders Meeting (with respect to a termination pursuant to Section 9.1(b)(iv)) or (y) prior to the date of any such termination (with respect to a termination pursuant to Section 9.1(b)(iii)), and (iii) within 12 months after the date of such termination, the Company or any Subsidiary of the Company enters into a definitive agreement with respect to any Company Competing Proposal or consummates any Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee less any amount previously paid by the Company pursuant to Section 9.3(c). For purposes of this Section 9.3(d), any reference in the definition of Company Competing Proposal to “20%” or “80%” shall be deemed to be a reference to “50%.”
(e) In no event shall the Company be required to pay the Company Termination Fee or the Parent Expenses on more than one occasion. In addition, if Parent receives a full Company Termination Fee, then Parent will not be entitled to also receive a payment of the Parent Expenses. In no event shall Parent be required to pay the Company Expenses on more than one occasion. The parties agree that the agreements contained in this Section 9.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due by it pursuant to this Section 9.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 7% per annum. If, in order to obtain such payment, the other party commences a Proceeding that results in judgment for such party for such amount, the defaulting party shall pay the other party its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The parties agree that the monetary remedies set forth in this Section 9.3 and the specific performance remedies set forth in Section 10.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and any of its former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, neither Parent nor any of its former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and Buyer against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation.
(f) In the event that the Company is required to pay the Company Termination Fee:
(i) The amount payable to Parent in any tax year of Parent shall not exceed the lesser of (A) the Company Termination Fee payable to Parent, and (B) the sum of (1) the maximum amount that can be paid to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and Parent has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by Parent’s independent accountants, plus (2) in the event that Parent received either (x) a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS as described below or (y) an opinion from Parent’s outside counsel as described below, an amount equal to the excess of the Company Termination Fee, less the amount payable under clause (A) above.
(ii) To secure the Company’s obligation to pay the amounts described in Section 9.3(f)(i), the Company shall deposit into escrow the amount in cash equal to the Company Termination Fee with an escrow agent selected by the Company on such terms (subject to this Section 9.3) as shall be mutually and reasonably agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Company Termination Fee pursuant to this Section 9.3 shall be made at the time the Company is obligated to pay the Company Termination Fee. The escrow agent shall provide that the Company Termination Fee in escrow or any portion thereof shall not be released to Parent unless the escrow agent receives any one or a combination of the following: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) or 856(c)(3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Parent has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to Parent, or (ii) a letter from Parent’s counsel indicating that (A) Parent has received a ruling from the IRS holding that the receipt by Parent of the Company Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code or (B) Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent of the Company Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code, in which case the escrow agent shall release the remainder of the Company Termination Fee to Parent. The Company agrees to amend this Section 9.3(f) at the reasonable request of Parent in order to (1) maximize that portion of the Company Termination Fee that may be distributed to Parent hereunder without causing Parent to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code or (2) assist Parent in obtaining a favorable ruling from the IRS or legal opinion from its outside counsel, in each case, as described in this Section 9.3(f)(ii). Any amount of the Company Termination Fee that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitation of this Section 9.3(f).
(g) Notwithstanding anything to the contrary herein, Parent and Buyer, on the one hand, and Parent Manager, on the other hand, shall be severally liable in respect of its obligations under this Agreement, on a several, and not joint, basis, and neither the Parent nor Buyer shall be responsible for the obligations of Parent Manager hereunder (including the obligation to pay the Per Common Share Additional Manager Consideration), nor shall Parent Manager be responsible for the obligations of Parent and Buyer hereunder.

ARTICLE X
GENERAL PROVISIONS
Section 10.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.
Section 10.2 Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.
Section 10.3 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given upon the earlier of actual receipt or: (a) when delivered by hand providing proof of delivery; (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.3); provided, that any notice delivered pursuant to clause (a) or (b) above shall be accompanied by an email confirmation of such delivery:
(i)	if to Parent or Buyer, to:

Benefit Street Partners Realty Trust, Inc.
1345 Avenue of the Americas
Suite 32-A
New York, NY 10105
Attention: Micah Goodman; Jerry Baglien
E-mail: m.goodman@benefitstreetpartners.com; j.baglien@benefitstreetpartners.com with a required copy to (which copy shall not constitute notice):

Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, DC 20004
Attention: Michael McTiernan; Stacey McEvoy
E-mail: Michael.mctiernan@hoganlovells.com; Stacey.mcevoy@hoganlovells.com

(ii)	if to the Company, to:

Capstead Mortgage Corporation
8401 N. Central Expressway, Suite 800
Dallas, TX 75225
Attention: Phillip A. Reinsch
E-mail: Preinsch@capstead.com

with a required copy to (which copy shall not constitute notice):

Hunton Andrews Kurth LLP
951 East Byrd Street
Richmond, VA 23219
Attention: Steven Haas; James Kennedy
E-mail: shaas@huntonak.com; jkennedy@huntonak.com

Section 10.4 Rules of Construction.
(a) Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.
(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in Sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one Section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate Section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.
(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Dallas, Texas time.
(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (iv) “days” mean calendar days. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day.
Section 10.5 Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in pdf format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.
Section 10.6 Entire Agreement; Third Party Beneficiaries.
(a) This Agreement (together with the Confidentiality Agreement, the other Transaction Agreements and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
(b) Except for the provisions of Article III (which, from and after the Effective Time, shall be for the benefit of the former holders of Company Common Stock and Company Preferred Stock) and Section 7.10 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and personal representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 10.7 Governing Law; Venue; Waiver of Jury Trial.
(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MARYLAND, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.
(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE CIRCUIT COURT OF BALTIMORE CITY, MARYLAND AND TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE STATE OF MARYLAND AND ANY APPELLATE COURTS THEREOF (COLLECTIVELY, THE “MARYLAND COURTS”) IN ANY ACTION OR PROCEEDING THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE MARYLAND COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH COURTS. IN ANY SUCH JUDICIAL PROCEEDING, EACH OF THE PARTIES FURTHER CONSENTS TO THE ASSIGNMENT OF ANY PROCEEDING IN THE CIRCUIT COURT FOR BALTIMORE CITY, MARYLAND TO THE BUSINESS AND TECHNOLOGY CASE MANAGEMENT PROGRAM PURSUANT TO MARYLAND RULE 16-205 (OR ANY SUCCESSOR THEREOF). THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH MARYLAND COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.7.
Section 10.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.
Section 10.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 10.9 shall be void.
Section 10.10 Affiliate Liability.
(a) Each of the following is herein referred to as a “Company Affiliate”: (i) any direct or indirect holder of equity interests or securities in the Company (whether limited or general partners, members, stockholders or otherwise); and (ii) any director, officer, employee or other Representative of (A) the Company or (B) any Person who controls the Company. To the fullest extent permitted by applicable Law, no Company Affiliate shall have any liability or obligation to Parent, Buyer or Parent Manager of any nature whatsoever in connection with or under this Agreement or the Transactions, and Parent, Buyer and Parent Manager hereby waive and release all claims of any such liability and obligation.
(b) Each of the following is herein referred to as a “Parent Affiliate”: (i) any direct or indirect holder of equity interests or securities in Parent, Buyer or Parent Manager (whether limited or general partners, members, stockholders or otherwise); and (ii) any director, officer, employee or other Representative of (A) Parent, Buyer or Parent Manager or (B) any Person who controls Parent, Buyer or Parent Manager. To the fullest extent permitted by applicable Law, no Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Company hereby waives and releases all claims of any such liability and obligation.
Section 10.11 Remedies; Specific Performance.
(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
(b) The parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder to consummate the Merger and the other Transactions) in accordance with their specific terms or were otherwise breached by the parties. The parties acknowledge and agree that prior to the termination of this Agreement pursuant to Section 9.1, the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 10.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity.
(c) This parties’ rights in this Section 10.11 are an integral part of the Transactions and each party accordingly agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement in accordance with the terms of this Section 10.11 shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each party irrevocably waives (i) any defense in an action for specific performance that a remedy at law would be adequate to prevent or restrain breaches or threatened breaches and (ii) any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.
Section 10.12 Amendment. Prior to the Effective Time, this Agreement may be amended with the mutual agreement of the parties, by action taken or authorized by their respective Boards of Directors, at any time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law would require the further approval or adoption by the stockholders of the Company without first obtaining such further approval or adoption. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
Section 10.13 Extension; Waiver. At any time prior to the Effective Time, either the Company, on the one hand, or Parent and Buyer, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein: (a) extend the time for the performance of any of the obligations or acts of the other party hereunder; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Notwithstanding the foregoing, no failure or delay by the Company, on the one hand, or Parent and Buyer, on the other hand, in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.
[Signature Pages Follow]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.
BENEFIT STREET PARTNERS REALTY TRUST, INC.

By:	/s/ Jerome S. Baglien
Name: Jerome S. Baglien
Title: Chief Financial Officer and Treasurer
RODEO SUB 1, LLC

By:	/s/ Jerome S. Baglien
Name: Jerome S. Baglien
Title: Chief Financial Officer
CAPSTEAD MORTGAGE CORPORATION

By:	/s/ Philip A. Reinsch
Name: Philip A. Reinsch
Title: President and Chief Executive Officer
BENEFIT STREET PARTNERS L.L.C., solely for the purposes set forth herein

By:	/s/ Bryan Martoken
Name: Bryan Martoken
Title: Chief Financial Officer
Signature Page to Agreement and Plan of Merger

ANNEX A

Certain Definitions
“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise. For purposes of this Agreement, Franklin Resources, Inc. and its Affiliates shall not be deemed Affiliates of Parent or any of its Subsidiaries.
“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
“Business Day” means a day other than a day on which banks in the State of Texas or the State of Maryland are authorized or obligated to be closed.
“Calculating Party” means (i) Parent, with respect to the Parent Adjusted Book Value Per Share, and (ii) the Company, with respect to the Company Adjusted Book Value Per Share.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Company Adjusted Book Value Per Share” means, as of the Determination Date, the result of (a) the Company’s total consolidated common stockholders’ equity, divided by (b) the number of shares of Company Common Stock issued and outstanding (excluding any Cancelled Shares), plus any shares of Company Common Stock issuable upon the vesting of any outstanding Company Performance Units in accordance with Section 3.2(b), in each case as determined in accordance with GAAP applied in a manner consistent with the principles, policies and methodologies used in the preparation of the Company’s audited financial statements, after giving pro forma effect to the Company Additional Dividend Amount or any other distributions on shares of Company Common Stock that are declared or are anticipated to be declared for which the record date is or will be prior to the Effective Time, and certified thereto by the chief executive officer or chief financial officer of the Company; provided, however, that Company Adjusted Book Value Per Share shall be increased by the aggregate amount of Transaction Expenses accrued or paid prior to or as of the Determination Date, if any, to the extent such Transaction Expenses were taken into account as a reduction in the Company’s total consolidated common stockholders’ equity referred to in clause (a) above.
“Company Capital Stock” means the Company Common Stock and Company Preferred Stock.
“Company Competing Proposal” means any proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving: (a) any acquisition or purchase by any Person or group, directly or indirectly, of more than 20% of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning more than 20% of any class of outstanding voting or equity securities of the Company; (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction; or (c) any sale, lease (other than in the ordinary course of business), exchange, transfer or other disposition to a Person or group of more than 20% of the consolidated assets of the Company and its Subsidiaries (measured by the fair market value thereof).
“Company Dividend Equivalent Right” means the right to receive the equivalent value of a dividend paid on a share of Company Common Stock, including, without limitation, any dividend equivalent right granted in tandem with any Company Restricted Stock or Company Performance Unit.
“Company Equity Plan” means the Company’s Amended and Restated 2014 Flexible Incentive Plan.
“Company Expenses” means a cash amount equal to $4,000,000 to be paid in respect of the Company’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.
“Company Intellectual Property” means the Intellectual Property used in the operation of the business of each of the Company and its Subsidiaries as presently conducted.
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“Company Protected Information” means any confidential information of the Company or its Subsidiaries, trade secrets of the Company or its Subsidiaries, information to which the Company or any of its Subsidiaries has undertaken an obligation of confidentiality to a third party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by the Company or any of its Subsidiaries.
“Company Stockholders” means the holders of Company Common Stock and the holders of Company Preferred Stock.
“Company Stockholder Approval” means the approval of the Merger and the other Transactions by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting.
“Company Superior Proposal” means a bona fide written Company Competing Proposal (with references to 20% being deemed replaced with references to 50% and references to 80% being deemed to be replaced with references to 50%) by a third party, which the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, is reasonably likely to be consummated in accordance with its terms and would, if consummated in accordance with its terms, result in a transaction more favorable to the Company and the holders of Company Common Stock, from a financial point of view, than the Transactions (including any adjustment to the terms of this Agreement proposed by Parent in response to such Company Competing Proposal).
“Company Termination Fee” means a cash amount equal to $26,700,000.
“Consent” means any approval, consent, ratification, clearance, permission, waiver or authorization.
“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Core Earnings” means, with respect to Person, such Person’s GAAP net income (loss) excluding (a) unrealized gains or losses on derivative instruments, (b) realized gains or losses on termination of derivative instruments, (c) amortization of unrealized gains or losses of derivative instruments held at the time of de-designation, (d) realized gains or losses on securities and (e) the impact of Transaction Expenses.
“Determination Date” means the last day of the month immediately preceding the month in which the conditions set forth in Article VIII are reasonably expected to be satisfied (other than the condition set forth in Section 8.1(a) and those conditions that by their nature are to be satisfied or waived at the Closing) (such month, the “Expected Month”), or such other date as may be mutually agreed by the parties in their respective sole discretions; provided that if the Company Stockholders Meeting is adjourned or postponed in accordance with Section 7.6 such that the Closing would reasonably be expected to occur in the month (such month, the “Later Month”) following the Expected Month, the Determination Date shall be adjusted to be the last day of the month immediately preceding the Later Month, unless otherwise agreed by Parent.
“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and any other employee benefit plan, agreement, arrangement, program, practice or understanding for any present or former director, employee or contractor of the Person.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.
A-A-2

“Governmental Entity” means any court, governmental or quasi-governmental, regulatory, judicial or administrative authority, agency, board or commission or self-regulatory organization or other governmental authority or instrumentality, domestic or foreign.
“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) obligations of such Person to pay the deferred purchase or acquisition price for any property or services of such Person or as the deferred purchase price of a business or assets; (d) obligations in respect of repurchase agreements, “dollar roll” transactions and similar financing arrangements; (e) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (f) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (g) obligations of such Person under interest rate, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof); (h) indebtedness of others as described in clauses (a) through (g) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.
“Intellectual Property” means any and all proprietary and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (c) copyrightable works and copyrights; and (d) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.
“Intervening Event” means a material fact, event, circumstance, development or change that occurs, arises or comes to the attention of the Company Board after the date of this Agreement that (x) materially affects the business, assets or operations of Company or its Subsidiaries (other than any event, occurrence, fact or change resulting from a breach of this Agreement by the Company or its Representatives), (y) was not known to, or reasonably foreseeable by, the Company Board (assuming consultations with appropriate officers and Representatives of Company) as of the date of this Agreement, and (z) becomes known to the Company Board prior to receipt of the Company Stockholder Approval; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (i) the receipt, existence of or terms of a Company Competing Proposal; (ii) a change in the market price or trading volume of the equity or debt securities of the Company or of the equity or credit ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency; and (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operation for any period (provided further that the underlying causes of such change or fact shall not be excluded by clause (ii) or clause (iii) if not falling into clause (i) of this definition).
“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
“IRS” means the U.S. Internal Revenue Service.
“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.
“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.
“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, option, right of first refusal, easement, right of way, encroachment,
A-A-3

preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.
“made available” means, with respect to any statement in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to the effect that any information, document or other material has been “made available,” that such information, document or material was: (a) uploaded for review by Parent and its Representatives or the Company and its Representatives, as applicable, in a the virtual data room established in connection with the Transactions prior to the execution of this Agreement; or (b) contained in a true and complete unredacted form in the Company SEC Documents or the Buyer SEC Documents, as applicable, filed at least one (1) Business Day prior to the date hereof.
“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, occurrence, state of fact, effect, change, event or development that (a) individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, properties or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) will prevent the ability of such Person and its Subsidiaries to consummate the Transactions before the End Date; provided, however, that for purposes of clause (a) no fact, circumstance, occurrence, state of fact, effect, change, event or development (by itself or when aggregated or taken together with any and all other effects) resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” exists or has occurred or is reasonably likely to exist or occur: (i) changes in general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) changes in conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iii) changes in conditions that affect the industry or industries in which the Person operates generally (including changes in general market prices and regulatory changes affecting the industry); (iv) changes in political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, other natural disasters or other weather conditions; (vi) any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague or other outbreak of illness or public health event or any Law, directive, pronouncement or guideline issued by a Governmental Entity, including the Centers for Disease Control and Prevention, or the World Health Organization or other industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague or other outbreak of illness or public health event or any change in such Law, directive, pronouncement or guideline or any interpretation thereof following the date of this Agreement or such Person’s or any of such Person’s Subsidiaries’ compliance therewith; (vii) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof); (viii) the announcement of this Agreement or the pendency or consummation of the Transactions (provided, that the exception in this clause (viii) does not apply to the use of Company Material Adverse Effect in Section 4.4 (or Section 7.2 as it relates to Section 4.4); (ix) compliance with the terms of, or the taking of any action expressly required by, this Agreement; (x) any decline in such Person’s stock price or the trading volume of such Person’s stock, or any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such declines or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or (xi) any Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent or any of their directors or officers, arising from allegations of a breach or violation of applicable Law relating to this Agreement or the Merger or in connection with any other Transactions; except to the extent such effects resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (vii) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other Persons that conduct business in the regions in the world and in the industries in which such Person and its Subsidiaries conduct business.
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“Merger Consideration” means the aggregate amount of Per Common Share Parent Consideration, the aggregate amount of Per Share Preferred Merger Consideration, the aggregate amount of Per Common Share Additional Manager Consideration and the Company DER Consideration.
“Minimum Distribution Dividend” means such amount, if any, with respect to any taxable year of the Company ending on or prior to the Closing Date, which is required to be paid by the Company prior to the Effective Time to (a) satisfy the distribution requirements set forth in Section 857(a) of the Code and (b) avoid, to the extent possible, the imposition of income tax under Section 857(b) of the Code and the imposition of excise tax under Section 4981 of the Code.
“NYSE” means the New York Stock Exchange.
“Organizational Documents” means (a) with respect to a corporation, the charter, articles, articles supplementary or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate or articles of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement thereof, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.
“other party” means (a) when used with respect to the Company, Parent and Buyer and (b) when used with respect to Parent or Buyer, the Company.
“Parent Adjusted Book Value Per Share” means, as of the Determination Date, the result of (a) Parent’s total consolidated common stockholders’ equity, divided by (b) the number of shares of Parent Common Stock issued and outstanding, plus any shares of Parent Common Stock issuable upon the conversion of the Parent’s Series A Convertible Preferred Stock, Parent’s Series C Convertible Preferred Stock and Parent’s Series D Convertible Preferred Stock in connection with the Listing, in each case as determined in accordance with GAAP applied in a manner consistent with the principles, policies and methodologies used in the preparation of Parent’s audited financial statements, after giving pro forma effect to the Parent Additional Dividend Amount or any other distributions on shares of Parent Common Stock that are declared or are anticipated to be declared for which the record date is or will be prior to the Effective Time, and certified thereto by the chief executive officer or chief financial officer of Parent; provided, however, that Parent Adjusted Book Value Per Share shall be decreased by the aggregate amount of Per Common Share Parent Cash Consideration to be paid by Parent hereunder.
“Parent Capital Stock” means Parent Common Stock and Parent Preferred Stock.
“Parent Common Stock” means the common stock of Parent, par value $0.01 per share, and, after the effective time of the Reclassification, the Parent Class A Common Stock and the Parent Class B Common Stock.
“Parent Expenses” means a cash amount equal to $4,000,000 to be paid in respect of Parent’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.
“Parent Intellectual Property” means the Intellectual Property used in the operation of the business of each of Parent and its Subsidiaries as presently conducted.
“Parent Management Agreement” means the Amended and Restated Advisory Agreement, dated as of January 19, 2018, by and among Parent, Benefit Street Realty Operating Partnership, L.P. and Parent Manager.
“Parent Preferred Stock” means the (a) Pre-Merger Parent Preferred Stock and (b) Parent Series E Cumulative Redeemable Preferred Stock to be issued in connection with the Merger.
“Parent Protected Information” means any confidential information of Parent or its Subsidiaries, trade secrets of Parent or its Subsidiaries, information to which Parent or any of its Subsidiaries has undertaken an obligation of confidentiality to a third party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by Parent or any of its Subsidiaries.
“Parent Series E Cumulative Redeemable Preferred Stock” means Parent’s 7.50% Series E Cumulative Redeemable Preferred Stock, with the terms of the Parent Series E Cumulative Redeemable Preferred Stock set forth in the articles supplementary substantially in the form attached hereto as Annex B, having the rights, preferences, privileges and voting powers materially the same as those of the Company Preferred Stock immediately prior to the Merger.
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“Parent Stockholders” means the holders of Parent Common Stock and the holders of Parent Preferred Stock.
“party” or “parties” means a party or the parties to this Agreement, except as the context may otherwise require.
“Per Common Share Additional Manager Consideration” means an amount equal to the product of (rounding to the nearest cent) (a) (x) the Company Adjusted Book Value Per Share, as determined in accordance with Section 3.1(c) and as such number may be adjusted in accordance with Section 3.1(d), multiplied by (y) 15.75%, multiplied by (b) 77.5%.
“Per Common Share Parent Cash Consideration” means an amount equal to the product of (rounding to the nearest cent) (a) (x) the Company Adjusted Book Value Per Share, as determined in accordance with Section 3.1(c) and as such number may be adjusted in accordance with Section 3.1(d), multiplied by (y) 15.75%, multiplied by (b) 22.5%.
“Permitted Lien” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that is being contested in good faith by appropriate proceedings, (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising by operation of Law in the ordinary course of business for amounts not yet delinquent or is being contested in good faith by appropriate proceedings, (c) which is not material in amount and does not and would not reasonably be expected to materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries as currently conducted or materially impair the use, occupancy, value or marketability of the applicable property, (d) which is a statutory or common law Lien or encumbrance to secure landlords, lessors or renters under leases or rental agreements and (e) which is imposed on the underlying fee interest in real property subject to a company lease.
“Person” means any individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Entity or a political subdivision, agency or instrumentality of a Governmental Entity).
“Pre-Merger Parent Preferred Stock” means Parent’s (i) Series A Convertible Preferred Stock, $0.01 par value per share, (ii) Series C Convertible Preferred Stock, $0.01 par value per share and (iii) Series D Preferred Stock, $0.01 par value per share.
“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.
“Proposed Book Value Schedule” means a schedule, certified by the chief executive officer or chief financial officer of the Calculating Party, as applicable, setting forth in reasonable detail the good faith calculation of (i) Parent, with respect to the Parent Adjusted Book Value Per Share, or (ii) the Company, with respect to the Company Adjusted Book Value Per Share.
“Receiving Party” means (i) the Company, with respect to the Parent Adjusted Book Value Per Share, and (ii) Parent, with respect to the Company Adjusted Book Value Per Share.
“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.
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“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other takeover or anti-takeover statute or similar statute enacted under applicable Law.
“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.
“Tax Returns” means any return, report, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto, and including any amendments thereof.
“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.
“Transaction Agreements” means this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.
“Transaction Expenses” means the cumulative fees and expenses incurred by the Company and any of its Subsidiaries in connection with the Transactions, including fees and expenses for services rendered to the Company for the Company’s financial and legal advisers, financial printer, proxy solicitor, transfer agent and virtual data room provider, other than Transfer Taxes. Set forth in Schedule 1.2 of the Company Disclosure Letter is an estimate as of the date hereof of the aggregate Transaction Expenses expected to be incurred in connection with the Transactions through and including the Closing.
“Transfer Taxes” means any stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes); provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar Taxes arising from the Transactions.
“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.
“Willful and Material Breach” shall mean a material breach that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would, or would be reasonably expected to, cause a breach of this Agreement.
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ANNEX B

Form of Articles Supplementary Classifying Parent Series E Cumulative Redeemable Preferred Stock

BENEFIT STREET PARTNERS REALTY TRUST, INC.

ARTICLES SUPPLEMENTARY

7.50% SERIES E CUMULATIVE REDEEMABLE PREFERRED STOCK
BENEFIT STREET PARTNERS REALTY TRUST, INC., a Maryland corporation (the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:
FIRST: The Articles of Amendment and Restatement of the Company (the “Charter”) authorize the issuance of 50,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Shares”), issuable from time to time in one or more series, and authorize the Company’s board of directors (the “Board”) to classify or reclassify any unissued shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption of such unissued shares.
SECOND: Under the authority contained in the Charter, the Board, in resolutions adopted at a telephonic meeting duly called and held on July 25, 2021, has classified and designated Preferred Shares of the Company as 7.50% Series E Cumulative Redeemable Preferred Stock (the “Series E Preferred Stock”), with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, which upon any restatement of the Charter, shall be deemed to be part of Article V of the Charter, with any necessary or appropriate changes to the enumeration of sections or subsections hereof.
1.
Designation and Number. A series of Preferred Shares, classified as the “7.50% Series E Cumulative Redeemable Preferred Stock” is hereby established. The number of authorized shares of the Series E Preferred Stock shall be 10,329,039.

2.
Maturity. The Series E Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption, and will remain outstanding indefinitely unless (i) the Company decides to redeem or otherwise repurchase the Series E Preferred Stock or (ii) the Series E Preferred Stock becomes convertible and is actually converted pursuant to Section 7 hereof. The Company is not required to set aside funds to redeem the Series E Preferred Stock.

3.
Ranking. The Series E Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Company, (i) senior to all classes or series of the Common Stock of the Company, par value $0.01 per share (the “Common Shares”), including the classes of the Company’s Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and Class B Common Stock, par value $0.01 per share (“Class B Common Stock), and to all other equity securities issued by the Company other than equity securities referred to in clauses (ii) and (iii) of this Section 3; (ii) on parity with the Company’s Series A Convertible Preferred Stock, $0.01 par value per share, the Company’s Series C Convertible Preferred Stock, $0.01 par value per share, the Company’s Series D Convertible Preferred Stock, $0.01 par value per share, and all other equity securities issued by the Company with terms specifically providing that those equity securities rank on a parity with the Series E Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company with terms specifically providing that those equity securities rank senior to the Series E Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Company. The term “equity securities” shall not include convertible debt securities.

4.	Dividends.
(a)
Holders of shares of the Series E Preferred Stock are entitled to receive, when, as and if authorized by the Board and declared by the Company, out of funds of the Company legally available for the payment of dividends, cumulative cash dividends at the rate of 7.50% of the $25.00 per share liquidation preference per annum (equivalent to $1.875 per annum per share). Dividends on the

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Series E Preferred Stock shall accumulate daily and shall be cumulative from, and including, [July 15], 20211 and shall be payable quarterly in arrears on the 15th day of each January, April, July and October (each, a “Dividend Payment Date”), commencing on [October 15], 2021; provided, that if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date and no interest, additional dividends or other sums will accumulate on the amount so payable for the period from and after such Dividend Payment Date to such next succeeding Business Day. Any dividend payable on the Series E Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company for the Series E Preferred Stock at the close of business on the applicable record date, which shall be the last day of the quarter, whether or not a Business Day, immediately preceding the applicable Dividend Payment Date (each, a “Dividend Record Date”). The dividends payable on any Dividend Payment Date shall include dividends accumulated to, but not including, such Dividend Payment Date.
(b)
No dividends on shares of Series E Preferred Stock shall be authorized by the Board or paid or set apart for payment by the Company at any time when the terms and provisions of any agreement of the Company, including any agreement relating to any indebtedness of the Company, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

(c)
Notwithstanding anything to the contrary contained herein, dividends on the Series E Preferred Stock will accumulate whether or not the Company has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series E Preferred Stock which may be in arrears, and holders of the Series E Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described in Section 4(a) hereof. Any dividend payment made on the Series E Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to the Series E Preferred Stock.

(d)
Except as provided in Section 4(e) hereof, unless full cumulative dividends on the Series E Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods, (i) no dividends (other than in Common Shares or in shares of any series of Preferred Shares that the Company may issue ranking junior to the Series E Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set apart for payment upon Common Shares or Preferred Shares that rank junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation, (ii) no other distribution shall be declared or made upon Common Shares or Preferred Shares that rank junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation, and (iii) any Common Shares and Preferred Shares that rank junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company that rank junior to the Series E Preferred Stock as to dividends and upon liquidation; provided, however, that the foregoing shall not prevent the purchase or acquisition by the Company of shares of any class or series of stock pursuant to the provisions of Article V of the Charter to preserve its status as a real estate investment trust for federal income tax purposes (“REIT”) or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E Preferred Stock and any Preferred Shares that rank on a parity with the Series E Preferred Stock as to dividends or upon liquidation.

(e)
When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series E Preferred Stock and the shares of any other series of Preferred Shares that rank on a parity

[1]	NTD: to be updated if closing occurs after October 15, 2021.
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s to dividends with the Series E Preferred Stock, all dividends declared upon the Series E Preferred Stock and any other series of Preferred Shares that rank on a parity as to dividends with the Series E Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series E Preferred Stock and such other series of Preferred Shares that the Company may issue shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series E Preferred Stock and accumulated dividends per share on such other series of Preferred Shares (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series E Preferred Stock which may be in arrears.
(f)
“Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

(g)
“Set apart for payment” shall be deemed to include, without any action other than the following: the recording by the Company in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to an authorization by the Board and a declaration of dividends or other distribution by the Company, the allocation of funds to be so paid on any series or class of shares of stock of the Company; provided, however, that if any funds for any class or series of stock ranking junior to or on a parity with the Series E Preferred Stock as to the payment of dividends are placed in a separate account of the Company or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series E Preferred Stock shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

5.	Liquidation Preference.
(a)
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series E Preferred Stock will be entitled to be paid out of the assets the Company has legally available for distribution to its stockholders, subject to the preferential rights of the holders of any class or series of capital stock of the Company ranking senior to the Series E Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of Twenty-Five Dollars ($25.00) per share, plus an amount equal to any accumulated and unpaid dividends (whether or not earned or declared) to, but not including, the date of payment, before any distribution of assets is made to holders of Common Shares or any other class or series of capital stock of the Company that it may issue that ranks junior to the Series E Preferred Stock as to liquidation rights.

(b)
In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series E Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company that ranks on a parity with the Series E Preferred Stock in the distribution of assets, then the holders of the Series E Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c)
Holders of Series E Preferred Stock will be entitled to written notice of any such liquidation no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series E Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other Company, trust or entity or of any other entity with or into the Company, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

(d)	In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Company or otherwise, is permitted
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under the Maryland General Company Law, amounts that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of shares of the Series E Preferred Stock shall not be added to the Company’s total liabilities.
6.	Redemption.
(a)	As provided in Article V of the Charter, the Company may purchase or redeem shares of the Series E Preferred Stock in order to preserve its qualification as a REIT.
(b)
Optional Redemption Right. At any time, the Company may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series E Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of Twenty-Five Dollars ($25.00) per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.

(c)
Special Optional Redemption Right. Upon the occurrence of a Change of Control (as defined below), the Company may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series E Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of Twenty-Five Dollars ($25.00) per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date (as hereinafter defined), the Company has provided notice of its election to redeem some or all of the shares of Series E Preferred Stock pursuant to this Section 6, the holders of Series E Preferred Stock will not have the Change of Control Conversion Right (as hereinafter defined) with respect to the shares called for redemption.

(d)
A “Change of Control” is deemed to occur when the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of capital stock of the Company entitling that person to exercise more than 50% of the total voting power of all capital stock of the Company entitled to vote generally in the election of directors of the Company (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i), neither the Company nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American Equities (the “NYSE American”) or the Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

(e)
In the event the Company elects to redeem Series E Preferred Stock, the notice of redemption will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of Series E Preferred Stock called for redemption at such holder’s address as it appears on the stock transfer records of the Company and shall state: (i) the redemption date; (ii) the number of shares of Series E Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates (if any) for the Series E Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accumulate on the redemption date; (vi) whether such redemption is being made pursuant to Section 6(b) or Section 6(c) hereof; (vii) if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and (viii) if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series E Preferred Stock being so called for redemption will not be able to tender such shares of Series E Preferred Stock for conversion in connection with the Change of Control and that each share of Series E Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date. If less than all of the Series E Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series E Preferred Stock

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held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series E Preferred Stock except as to the holder to whom notice was defective or not given. Notwithstanding the foregoing, no notice of redemption will be required where the Company elects to redeem Series E Preferred Stock pursuant to Section 6(a) hereof to preserve its REIT status.
(f)
Holders of shares of Series E Preferred Stock to be redeemed shall surrender the Series E Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender.

(g)
If notice of redemption of any shares of Series E Preferred Stock has been given and if the Company irrevocably sets apart for payment the funds necessary for redemption in trust for the benefit of the holders of the shares of Series E Preferred Stock so called for redemption, then from and after the redemption date (unless the Company shall default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Series E Preferred Stock, those shares of Series E Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.

(h)
If any redemption date is not a Business Day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next Business Day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next Business Day.

(i)
If less than all of the outstanding Series E Preferred Stock is to be redeemed, the Series E Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method the Company shall determine, subject to the Company’s continued qualification as a REIT.

(j)
Immediately prior to any redemption of Series E Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series E Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided in this Section 6(j), the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series E Preferred Stock to be redeemed.

(k)
Unless full cumulative dividends on all shares of Series E Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series E Preferred Stock shall be redeemed unless all outstanding shares of Series E Preferred Stock are simultaneously redeemed, and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series E Preferred Stock (except by exchanging them for its capital stock ranking junior to the Series E Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition by the Company of shares of Series E Preferred Stock pursuant to Article V of the Charter to preserve its REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E Preferred Stock.

(l)
Subject to applicable law, the Company may purchase shares of Series E Preferred Stock in the open market, by tender or by private agreement. Any shares of Series E Preferred Stock that the Company acquires may be retired and re-classified as authorized but unissued Preferred Shares, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Shares.

7.
Change of Control Conversion Right. Shares of Series E Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company, except as provided in this Section 7.

(a)	Upon the occurrence of a Change of Control, each holder of Series E Preferred Stock will have the
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right (unless, prior to the Change of Control Conversion Date, the Company has provided notice of its election to redeem some or all of the shares of Series E Preferred Stock held by such holder pursuant to Section 6 hereof, in which case such holder will have the right only with respect to shares of Series E Preferred Stock that are not called for redemption) to convert some or all of the shares of Series E Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of Common Shares (which, for avoidance of doubt, shall be shares of the Company’s Class A Common Stock if more than one class of Common Shares is then outstanding) per share of Series E Preferred Stock (the “Common Shares Conversion Consideration”) equal to the lesser of: (i) the quotient obtained by dividing (x) the sum of the $25.00 liquidation preference per share of Series E Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not earned or declared) thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date for the Series E Preferred Stock, in which case no additional amount for such accumulated and unpaid dividends will be included in this sum) by (y) the Common Shares Price (as defined below) (such quotient, the “Conversion Rate”); and (ii) [  ]2 (the “Share Cap”), subject to adjustments provided in Section 7(b) below.
(b)
Subsequent to the initial issuance of Series E Preferred Stock, the Share Cap shall be subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of Common Shares to existing holders of Common Shares), subdivisions or combinations (in each case, a “Share Split”) with respect to Common Shares as follows: the adjusted Share Cap as the result of a Share Split will be the number of Common Shares that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Shares outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of Common Shares outstanding immediately prior to such Share Split. For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Shares (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the Series E Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

(c)
The “Change of Control Conversion Date” is the date the Series E Preferred Stock is to be converted, which will be a Business Day selected by the Company that is neither fewer than 20 days nor more than 35 days after the date on which it provides the notice described in Section 7(h) to the holders of Series E Preferred Stock.

(d)
The “Common Shares Price” is (i) if the consideration to be received in the Change of Control by the holders of Common Shares is solely cash, the amount of cash consideration per Common Share or (ii) if the consideration to be received in the Change of Control by holders of Common Shares is other than solely cash (x) the average of the closing sale prices per Common Share (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which Common Shares are then traded, or (y) the average of the last quoted bid prices for Common Shares in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if Common Shares are not then listed for trading on a U.S. securities exchange.

(e)	In the case of a Change of Control pursuant to which Common Shares are or will be converted into
[2]
Note: Share cap will be determined at the closing of the Merger and will be equal to (A) 3.81388 multiplied by (B) a fraction in which (i) the numerator is equal to the sum of (x) the Per Share Cash Consideration, (y) Advisor Cash Consideration per share and (z) the product of (1) the Per Share Stock Consideration and (2) the most recently reported BSPRT GAAP book value per share of common stock prior to the Closing, and (ii) the denominator is the most recently reported BSPRT GAAP book value per share of common stock prior to the Closing, subject to certain adjustments as described below.

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cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series E Preferred Stock will receive upon conversion of such shares of Series E Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of Common Shares equal to the Common Shares Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; the Common Shares Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the “Conversion Consideration”).
(f)
If the holders of Common Shares have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding Common Shares that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding Common Shares that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Shares are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

(g)
No fractional shares of Common Shares upon the conversion of the Series E Preferred Stock in connection with a Change of Control will be issued. Instead, the Company will make a cash payment equal to the value of such fractional shares based upon the Common Shares Price used in determining the Common Shares Conversion Consideration for such Change of Control.

(h)
Within 15 days following the occurrence of a Change of Control, provided that the Company has not exercised its right to redeem all shares of Series E Preferred Stock pursuant to Section 6 hereof, the Company will provide to holders of Series E Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right, which notice shall be delivered to the holders of record of the shares of the Series E Preferred Stock in their addresses as they appear on the stock transfer records of the Company and shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series E Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Shares Price; (v) the Change of Control Conversion Date; (vi) that if, prior to the Change of Control Conversion Date, the Company has provided notice of its election to redeem all or any shares of Series E Preferred Stock, holders will not be able to convert the shares of Series E Preferred Stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series E Preferred Stock; (viii) the name and address of the paying agent, transfer agent and conversion agent for the Series E Preferred Stock; (ix) the procedures that the holders of Series E Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and (x) the last date on which holders of Series E Preferred Stock may withdraw shares surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

(i)
The Company shall also issue a press release containing such notice provided for in Section 7(h) hereof for publication on the Wall Street Journal, Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on its website, in any event prior to the opening of business on the first business day following any date on which it provides the notice provided for in Section 7(h) hereof to the holders of Series E Preferred Stock.

(j)
To exercise the Change of Control Conversion Right, the holders of Series E Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series E Preferred Stock to be converted, duly endorsed

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for transfer (or, in the case of any shares of Series E Preferred Stock held in book-entry form through a Depositary, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Series E Preferred Stock to be converted through the facilities of such Depositary), together with a written conversion notice in the form provided by the Company, duly completed, to its transfer agent. The conversion notice must state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series E Preferred Stock to be converted; and (iii) that the shares of Series E Preferred Stock are to be converted pursuant to the applicable provisions of the Series E Preferred Stock.
(k)
Holders of Series E Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the transfer agent of the Company prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state: (i) the number of withdrawn shares of Series E Preferred Stock; (ii) if certificated Series E Preferred Stock has been surrendered for conversion, the certificate numbers of the withdrawn shares of Series E Preferred Stock; and (iii) the number of shares of Series E Preferred Stock, if any, which remain subject to the holder’s conversion notice.

(l)
Notwithstanding anything to the contrary contained in Sections 7(j) and (k) hereof, if any shares of Series E Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”) or a similar depositary (each, a “Depositary”), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable Depositary.

(m)
Series E Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date the Company has provided notice of its election to redeem some or all of the shares of Series E Preferred Stock pursuant to Section 6 hereof, in which case only the shares of Series E Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid. If the Company elects to redeem shares of Series E Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series E Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price as provided in Section 6 hereof.

(n)
The Company shall deliver all securities, cash and any other property owing upon conversion no later than the third business day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any Common Shares or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

(o)
In connection with the exercise of any Change of Control Conversion Right, the Company shall comply with all applicable federal and state securities laws and stock exchange rules in connection with any conversion of shares of Series E Preferred Stock into Common Shares or other property. Notwithstanding any other provision of the Series E Preferred Stock, no holder of Series E Preferred Stock will be entitled to convert such shares of Series E Preferred Stock into Common Shares to the extent that receipt of such Common Shares would cause such holder (or any other person) to exceed the applicable share transfer and ownership limitations contained in Article V of the Charter.

(p)
Notwithstanding anything to the contrary herein and except as otherwise required by law, the persons who are the holders of record of shares of Series E Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on the corresponding Dividend Payment Date notwithstanding the conversion of those shares after such Dividend Record Date and on or prior to such Dividend Payment Date and, in such case, the full amount of such dividend shall

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be paid on such Dividend Payment Date to the persons who were the holders of record at the close of business on such Dividend Record Date. Except as provided in this Section 7(p), the Company will make no allowance for unpaid dividends that are not in arrears on the shares of Series E Preferred Stock to be converted.
8.	Limited Voting Rights.
(a)
Holders of the Series E Preferred Stock will not have any voting rights, except as set forth in this Section 8. On each matter on which holders of Series E Preferred Stock are entitled to vote, each share of Series E Preferred Stock will be entitled to one vote, except that when shares of any other class or series of the Preferred Shares have the right to vote with the Series E Preferred Stock as a single class on any matter, the Series E Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends).

(b)
Whenever dividends on any shares of Series E Preferred Stock are in arrears for six or more quarterly dividend periods, whether or not consecutive, the number of directors constituting the Board will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of Preferred Shares upon which like voting rights have been conferred and are exercisable and with which the Series E Preferred Stock is entitled to vote as a class with respect to the election of those two directors) and the holders of Series E Preferred Stock, voting as a single class with all other classes or series of Preferred Shares upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series E Preferred Stock in the election of those two directors, will be entitled to vote for the election of those two additional directors at a special meeting called by the Company at the request of the holders of record of at least 25% of the outstanding shares of Series E Preferred Stock or by the holders of any other class or series of Preferred Shares upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series E Preferred Stock in the election of those two directors (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders of the Company, in which case, such vote will be held at the earlier of the next annual or special meeting of stockholders of the Company), and at each subsequent annual meeting until all dividends accumulated on the Series E Preferred Stock for all past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment. In that case, the right of holders of the Series E Preferred Stock to elect any directors will cease and, unless there are other classes or series of Preferred Shares upon which like voting rights have been conferred and are exercisable, the term of office of any directors elected by holders of the Series E Preferred Stock shall immediately terminate and the number of directors constituting the Board shall be reduced accordingly. For the avoidance of doubt, in no event shall the total number of directors elected by holders of the Series E Preferred Stock (voting as a single class with all other classes or series of Preferred Shares that the Company may issue and upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series E Preferred Stock in the election of such directors) pursuant to the voting rights under this Section 8 exceed two.

(c)
If a special meeting at a place within the United States designated by the Company is not called by the Company within 30 days after request from the holders of Series E Preferred Stock as described in Section 8(b) hereof, then the holders of record of at least 25% of the outstanding Series E Preferred Stock may designate a holder to call the meeting at the expense of the Company and such meeting may be called by the holder so designated upon notice similar to that required for annual meetings of stockholders and shall be held at the place within the United States designated by the holder calling such meeting. The Company shall pay all costs and expenses of calling and holding any meeting and of electing directors pursuant to Section 8(b) hereof, including, without limitation, the cost of preparing, reproducing and mailing the notice of such meeting, the cost of renting a room for such meeting to be held, and the cost of collecting and tabulating votes.

(d)
If, at any time when the voting rights conferred upon the Series E Preferred Stock pursuant to Section 8(b) hereof are exercisable, any vacancy in the office of a director elected pursuant to Section 8(b) shall occur, then such vacancy may be filled only by the remaining such director or by vote of the holders of record of the outstanding Series E Preferred Stock and any other classes or series of

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Preferred Shares upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series E Preferred Stock in the election of directors pursuant to Section 8(b). Any director elected or appointed pursuant to Section 8(b) may be removed only by the affirmative vote of holders of the outstanding Series E Preferred Stock and any other classes or series of Preferred Shares upon which like voting rights have been conferred and are exercisable and which classes or series of Preferred Shares are entitled to vote as a class with the Series E Preferred Stock in the election of directors pursuant to Section 8(b), such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Series E Preferred Stock and any such other classes or series of Preferred Shares, and may not be removed by the holders of the Common Shares.
(e)
So long as any shares of Series E Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series E Preferred Stock outstanding at the time, voting together as a single class with all series of Preferred Shares ranking on a parity with the Series E Preferred Stock upon which like voting rights have been conferred and are exercisable , given in person or by proxy, either in writing or at a meeting, (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series E Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of the authorized capital stock of the Company into such shares, or create or authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series E Preferred Stock (each, an “Event”); provided, however, with respect to the occurrence of any Event set forth in clause (ii), so long as the Series E Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that, upon an occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series E Preferred Stock and, provided further, that any increase in the amount of the authorized Common Shares or Preferred Shares, including the Series E Preferred Stock, or the creation or issuance of any additional shares of Series E Preferred Stock or other series of Preferred Shares that the Company may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series E Preferred Stock that the Company may issue with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

(f)
The voting rights provided for in this Section 8 will not apply if, at or prior to the time when the act with respect to which voting by holders of the Series E Preferred Stock would otherwise be required pursuant to this Section 8 shall be effected, all outstanding shares of Series E Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption pursuant to Section 6 hereof.

(g)
Except as expressly stated in this Section 8, the Series E Preferred Stock will not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

(h)
Notwithstanding the foregoing, holders of any series of Preferred Shares ranking on a parity with the Series E Preferred Stock shall not be entitled to vote together as a class with the holders of Series E Preferred Stock on any amendment, alteration or repeal of any provision of the Charter unless such action affects the holders of the Series E Preferred Stock and such other series of Preferred Shares equally.

9.
Information Rights. During any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series E Preferred Stock are outstanding, the Company will use its best efforts to (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series E Preferred Stock, as their names and addresses appear on the record books of the Company and without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q, respectively, that the Company would have been required to file with the Securities and Exchange

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Commission (the “SEC”) pursuant to Section 13 or 15(d) of the Exchange Act if it were subject thereto (other than any exhibits that would have been required); and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Series E Preferred Stock. The Company will use its best efforts to mail (or otherwise provide) the information to the holders of the Series E Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if the Company were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which the Company would be required to file such periodic reports if it were a “non-accelerated filer” within the meaning of the Exchange Act.
10.	Restrictions on Transfer and Ownership. The Series E Preferred Stock shall be subject to the restrictions on transfer and ownership set forth in Article V of the Charter.
11.
Record Holders. The Company and the transfer agent for the Series E Preferred Stock may deem and treat the record holder of any Series E Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Company nor the transfer agent shall be affected by any notice to the contrary.

12.
Office or Agency. For so long as any shares of Series E Preferred Stock are outstanding, the Company shall at all times maintain an office or agency in one of the 48 contiguous States of the United States of America where shares of Series E Preferred Stock may be surrendered for payment (including upon redemption), registration of transfer or exchange.

THIRD: The Series E Preferred Stock has been classified and designated by the Board of Directors of the Company under the authority contained in the Charter. These Articles Supplementary have been approved by the Board of Directors of the Company in the manner and vote required by law.
FOURTH: These Articles Supplementary shall become effective upon acceptance by the SDAT.
FIFTH: The undersigned Chief Financial Officer and Treasurer of the Company acknowledges these Articles Supplementary to be the corporate act of the Company and, as to all matters or facts required to be verified under oath, the undersigned Chief Financial Officer and Treasurer of the Company acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
[Signature page follows]
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IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and Treasurer and attested to by its Secretary on this [•]th day of [•], 2021.
WITNESS:			BENEFIT STREET PARTNERS REALTY TRUST, INC.

By:			By:
	Name:	Micah Goodman		Name:	Jerome S. Baglien
	Title:	Secretary		Title:	Chief Financial Officer and Treasurer
[Signature Page to Articles Supplementary (Series E Preferred)]
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Annex B
July 25, 2021
Capstead Mortgage Corporation
8401 N. Central Expressway, Suite 800
Dallas, TX 75225
Attention: Board of Directors
Members of the Board:
You have asked us to advise you in your capacity as the Board of Directors (the “Board”) of Capstead Mortgage Corporation, a Maryland corporation (the “Company”), with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of the Company, other than Benefit Street Partners Realty Trust, Inc., a Maryland corporation (“Parent”) and its affiliates (collectively, the “Excluded Holders”), of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of July 25, 2021 (the “Agreement”), to be entered into by and among the Company, Parent, Rodeo Sub I, LLC, a Maryland limited liability company and wholly owned subsidiary of Parent (“Buyer”), and, solely for purposes of Sections 2.6, 3.1(b)(i)(B), 3.3(a), 3.3(i), 7.9, 7.12, 8.1, 8.2, 9.2(b) and 9.3(c) and Articles VI and X of the Agreement, Benefit Street Partners L.L.C., a Delaware limited liability company (“Parent Manager”). We understand that the Agreement provides for, among other things, the merger of the Company with and into Buyer (the “Transaction”) pursuant to which the separate corporate existence of the Company will cease and Buyer will continue as a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock will be converted into the right to receive (i) from Parent (A) that number of validly issued, fully paid and non-assessable shares of common stock, par value $0.10 per share, of Parent (“Parent Common Stock”) equal to the quotient determined by dividing (1) the Company Adjusted Book Value Per Share (as defined in the Agreement) by (2) the Parent Adjusted Book Value Per Share (as defined in the Agreement), in each case as determined in accordance with the Agreement and as such number may be adjusted in accordance with the Agreement (such number, the “Exchange Ratio”) and (B) an amount in cash equal to the product of (a) (x) the Company Adjusted Book Value Per Share, as determined in accordance with the Agreement and as such number may be adjusted in accordance with the Agreement, multiplied by (y) 15.75%, multiplied by (b) 22.5% (the “Per Common Share Parent Cash Consideration” and, together with the Exchange Ratio, the “Per Common Share Parent Consideration”), and (ii) from Parent Manager, as additional consideration, an amount in cash per share of Company Common Stock equal to the product of (a) (x) the Company Adjusted Book Value Per Share, as determined in accordance with the Agreement and as such number may be adjusted in accordance with the Agreement, multiplied by (y) 15.75%, multiplied by (b) 77.5% (the “Per Common Share Additional Manager Consideration” and, together with the Per Common Share Parent Consideration, the “Consideration”). For purposes of our analyses and this opinion, we have assumed, at your direction, that (X) the Company Adjusted Book Value Per Share (as of June 30, 2021) equals $6.30, (Y) the Parent Adjusted Book Value Per Share (as of June 30, 2021) equals $17.91 and(Z) the Exchange Ratio equals 0.3521x, in each case as provided by the Company and based on the assumption that the Determination Date (as defined in the Agreement) is June 30, 2021.
In arriving at our opinion, we have reviewed a draft, dated July 25, 2021, of the Agreement and certain publicly available business and financial information relating to the Company and Parent. We have also reviewed certain other information relating to the Company and Parent, including (a) financial forecasts relating to the Company for the fiscal years ending December 31, 2021 through December 31, 2023 (the “Company Projections”) prepared and provided to us by the management of the Company, (b) financial forecasts relating to Parent for the fiscal years ending December 31, 2021 through December 31, 2023 (the “Parent Projections”) prepared and provided to us by the management of Parent and (c) an estimate of the book value per share of the Parent as of June 30, 2021 (the “Estimated BVPS”) prepared and provided to us by management of the Parent. We have also met with the management of the Company and certain of its representatives to discuss the business and prospects of the Company and have met with the management of Parent and certain of its representatives to discuss the business and prospects of Parent. We have also considered certain financial data of the Company and Parent, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company and Parent, respectively, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and, with your consent, we have assumed and relied upon such information being complete and accurate in all respects material to our analyses and this opinion. With respect to the Company Projections, the Parent Projections and the Estimated BVPS, at your direction, we have been advised by the management of the Company, and we have assumed with your consent, that such forecasts and estimates, respectively, have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the Parent and the book value per share of the Parent as of June 30, 2021, respectively. At your direction, we have assumed that the Company Projections, the Parent Projections and the Estimated BVPS are a reasonable basis to evaluate the Company, the Parent and the Transaction and at your direction we have relied upon the Company Projections, the Parent Projections and the Estimated BVPS for purposes of our analyses and this opinion. We express no view or opinion with respect to the Company Projections, the Parent Projections or the Estimated BVPS, or the assumptions and methodologies upon which they are based. At your direction, we have assumed that any adjustments to the Consideration pursuant to the Agreement or otherwise would not be material to our analyses or this opinion.
We have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction and that the Transaction will be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluations or appraisals. With your consent, we have further assumed that the final form of the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses and this opinion.
Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock, other than the Excluded Holders, of the Consideration to be received by such holders in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form or structure of the Transaction or the Consideration and the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice. We have assumed that the Company has or will obtain such advice or opinions from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.
Our opinion is necessarily based on information made available to us as of the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of shares of Parent Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Agreement or the prices or ranges of prices at which shares of Company Common Stock or Parent Common Stock may be purchased or sold at any time. We have assumed that the shares of Parent Common Stock to be issued in the Transaction will be approved for listing on the New York Stock Exchange prior to the consummation of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.
We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. In the past, we and our affiliates provided investment banking services to the Company and its affiliates, for which we and our affiliates have received and would expect to receive compensation, including, among other things, during the past two years, providing underwriting services to the Company in connection with a public offering of Company Common Stock. We and our affiliates may in the future provide investment banking and other financial advice and services to the Company, Parent and their respective affiliates for which advice and services we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial advice and services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the Transaction, as well as provide investment banking and other financial advice and services to such companies and their affiliates.
It is understood that this letter is for the information of the Board (in its capacity as such) in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any security holder of the Company as to how such security holder should vote or act on any matter relating to the proposed Transaction.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock, other than the Excluded Holders, in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Andrew Rosenburgh
Managing Director
Andrew Rosenburgh

Annex C - BSPRT’s Annual Report on Form 10-K for the year ended December 31, 2020
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission file number: 000-55188
BENEFIT STREET PARTNERS REALTY TRUST, INC.
(Exact name of registrant as specified in its charter)
Maryland	46-1406086
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9 West 57th Street, Suite 4920, New York, NY	10019
(Address of principal executive offices)	(Zip Code)
(212) 588-6770
(Registrant's telephone number, including area code)
Securities registered pursuant to section 12(b) of the Act
Title of Each Class	Trading Symbols	Name of exchange on which registered
None
Securities registered pursuant to section 12(g) of the Act:
Common stock, $0.01 par value per share
(Title of Class)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes  ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No
Indicate by check mark whether the registrant submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes  ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicated by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes ☒ No
There is no established public market for the registrant's shares of common stock. On November 2, 2020, the board of directors of the registrant, upon the recommendation of the registrant’s external advisor, unanimously approved and established an estimated net asset value (“NAV”) per share of the registrant’s common stock of $17.88. The estimated NAV per share is based upon the estimated value of the registrant’s assets less the registrant’s liabilities as of September 30, 2020. For a full description of the methodologies used to value the registrant’s assets and liabilities in connection with the calculation of the estimated NAV per share, see Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.”
The number of outstanding shares of the registrant's common stock on February 28, 2021 was 44,135,876 shares.
DOCUMENTS INCORPORATED BY REFERENCE
Portions of the registrant's definitive proxy statement to be delivered to stockholders in connection with the registrant's 2021 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K. The registrant intends to file its proxy statement within 120 days after its fiscal year end.

BENEFIT STREET PARTNERS REALTY TRUST, INC.

FORM 10-K
Year Ended December 31, 2020
C-i

Forward-Looking Statements
Certain statements included in this Annual Report on Form 10-K are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Benefit Street Partners Realty Trust, Inc. (“we,” “our,” “us,” or the “Company”) and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.
Our forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements, and thus our investors should not place undue reliance on these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in this Annual Report, as such factors may be updated from time to time in our periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at http://www.sec.gov. These factors include:
•	our business and investment strategy;
•	our ability to make investments in a timely manner or on acceptable terms;
•	the impact of the COVID-19 pandemic;
•	current credit market conditions and our ability to obtain long-term financing for our investments in a timely manner and on terms that are consistent with what we project when we invest;
•	the effect of general market, real estate market, economic and political conditions, including the recent economic slowdown and dislocation in the global credit markets;
•	our ability to make scheduled payments on our debt obligations;
•	our ability to generate sufficient cash flows to make distributions to our stockholders;
•	our ability to generate sufficient debt and equity capital to fund additional investments;
•	our ability to refinance our existing financing arrangements;
•	the degree and nature of our competition;
•	the availability of qualified personnel;
•	we may be deemed to be an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and thus subject to regulation under the Investment Company Act; and
•	our ability to maintain our qualification as a real estate investment trust (“REIT”).
All forward-looking statements should be read in light of the risks identified in Part I, Item 1A of this Annual Report on Form 10-K.
C-ii

PART I
Item 1.	Business
Benefit Street Partners Realty Trust, Inc. (the “Company”) is a real estate finance company that primarily originates, acquires and manages a diversified portfolio of commercial real estate debt investments secured by properties located within and outside the United States. The Company was incorporated in Maryland on November 15, 2012 and commenced business operations on May 14, 2013. We made a tax election to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2013. We believe that we have qualified as a REIT and we intend to continue to meet the requirements for qualification and taxation as a REIT. Substantially all of our business is conducted through Benefit Street Partners Realty Operating Partnership, L.P. (the “OP”), a Delaware limited partnership. We are the sole general partner and directly or indirectly hold all of the units of limited partner interests in the OP. In addition, the Company, through a subsidiary which is treated as a taxable REIT subsidiary (a “TRS”), is indirectly subject to U.S. federal, state and local income taxes.
The Company has no direct employees. Benefit Street Partners L.L.C. serves as our advisor (“Advisor”) pursuant to an amended and restated advisory agreement, executed on January 19, 2018 (the “Advisory Agreement”). The Advisor, an investment adviser registered with the SEC, is a credit-focused alternative asset management firm.
Established in 2008, our Advisor's credit platform manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies including high yield, levered loans, private/opportunistic debt, liquid credit, structured credit and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass the platform. The Advisor manages the Company's affairs on a day-to-day basis. The Advisor receives compensation fees and reimbursements for services related to the investment and management of the Company's assets and the operations of the Company. The advisor is a wholly-owned subsidiary of Franklin Resources, Inc., which together with its various subsidiaries operates as “Franklin Templeton”.
The Company invests in commercial real estate debt investments, which may include first mortgage loans, subordinated mortgage loans, mezzanine loans and participations in such loans. The Company also originates conduit loans which the Company intends to sell through its TRS into commercial mortgage-backed securities (“CMBS”) securitization transactions.
The Company also invests in commercial real estate securities and properties. Real estate securities may include CMBS, senior unsecured debt of publicly traded REITs, debt or equity securities of other publicly traded real estate companies and collateralized debt obligations (“CDOs”). Property investments, other than properties owned in connection with a foreclosure, are generally subject to triple net leases.
Investment Objectives
We plan to implement policies and strategies to achieve our primary investment objectives:
•	to pay attractive and stable cash distributions to stockholders; and
•	to preserve and return stockholders’ invested capital.
Investment Strategies and Policies
We have four investment strategies. One strategy is to originate, acquire and manage a diversified portfolio of commercial real estate debt, including first mortgage loans, subordinate loans, mezzanine loans and participations in such loans. We expect that our portfolio of debt investments will be secured by real estate located within and outside the United States and diversified by property type and geographic location. The second strategy is to invest in commercial real estate securities, such as CMBS, senior unsecured debt of publicly-traded REITs and CDO notes. The third strategy is to originate conduit loans and sell them through our TRS business into CMBS securitization transactions. The fourth strategy represents real estate acquired by the Company through foreclosure and deed in lieu of foreclosure, and purchases of real estate that generally are, or will be, subject to a triple net lease.
We will seek to create and maintain a portfolio of commercial real estate investments that generate stable income to enable us to pay attractive and consistent cash distributions to our stockholders. Our focus on originating and acquiring commercial real estate debt instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives.
Commercial Real Estate Debt
We originate, fund, acquire and structure commercial real estate debt, including first mortgage loans, mezzanine loans, bridge loans, and other loans related to commercial real estate. We may also acquire some equity participations in the underlying collateral of commercial real estate debt. We structure, underwrite, and originate most of our investments. We use conservative underwriting criteria to focus on risk adjusted returns based on several factors, which may include the leverage point, debt service coverage and sensitivity, lease sustainability studies, market and economic conditions, quality of the underlying collateral and location, reputation and track record of the borrower, and a clear exit or refinancing plan for the borrower. Our underwriting process involves comprehensive financial, structural, operational, and legal due diligence to assess any risks in connection with making such investments so that we can optimize pricing and structuring. By originating loans directly, we are able to structure and underwrite loans that satisfy our standards, establish a direct relationship with the borrower, and utilize our own documentation. Described below are some of the types of loans we may originate or acquire. In addition, although we generally prefer the benefits of new origination, market conditions can create situations where holders of commercial real estate debt may be in distress and are therefore willing to sell at prices that compensate the buyer for the lack of control typically associated with directly structured investments.
First Mortgage Loans
We primarily focus on first mortgage loans. First mortgage loans generally finance the acquisition, refinancing or rehabilitation of commercial real estate. First mortgage loans may be either short (one-to-five years) or long (up to ten years) term, may be fixed or floating rate, and are predominantly current-pay loans. We may originate or acquire current-pay first mortgage loans backed by properties that fit our investment strategy. We may selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or optimize returns which may include retained origination fees.
First mortgage loans typically provide for a higher recovery rate and lower defaults than other debt positions due to the lender's favorable control position, which at times can include control of the entire capital structure. Because of these attributes, this type of investment typically receives favorable treatment from third-party rating agencies and financing sources, which should increase the liquidity of these investments. However, these loans typically generate lower returns than subordinate debt, such as subordinate loans and mezzanine loans, commonly referred to as B-notes.
B-notes
B-notes consist of subordinate mortgage loans, including structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. Like first mortgage loans, these loans generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. Subordinated mortgage loans or B-notes may be either short (one-to-five years) or long (up to ten years) term, may be fixed or floating rate, and are predominantly current-pay loans. We may originate or acquire current-pay subordinated mortgage loans or B-notes backed by high quality properties that fit our investment strategy. We may create subordinated mortgage loans by tranching our directly originated first mortgage loans generally through syndications of senior first mortgages or buy such assets directly from third party originators. Due to the limited opportunities in this part of the capital structure, we believe there are certain situations that allow us to directly originate or to buy subordinated mortgage investments from third parties on favorable terms.
Bridge Loans
We may offer bridge financing products to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of a given property. From the borrower’s perspective, shorter term bridge financing is advantageous because it allows time to improve the property value through repositioning without encumbering it with restrictive long-term debt. The terms of these loans generally do not exceed three years.
Mezzanine Loans
Mezzanine loans are secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns commercial real estate and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. Mezzanine loans may be either short (one-to-five years) or long (up to ten years) term and may be fixed or floating rate. We may originate or acquire mezzanine loans backed by properties that fit our investment strategy. We may own such mezzanine loans directly or we may hold a participation in a mezzanine loan or a sub-participation in a mezzanine loan. These loans are predominantly current-pay loans (although there may be a portion of the interest that accrues) and may provide for participation in the value or cash flow appreciation of the underlying property as described below. With the credit market disruption and resulting dearth of capital available in this part of the capital structure, we believe that the opportunities to both directly originate and to buy mezzanine loans from third parties on favorable terms will continue to be attractive.
Equity Participations or “Kickers”
We may pursue equity participation opportunities in connection with our commercial real estate debt originations if we believe that the risk-reward characteristics of the loan merit additional upside participation related to the potential appreciation in value of the underlying assets securing the loan. Equity participations can be paid in the form of additional interest, exit fees, percentage of sharing in refinance or resale proceeds or warrants in the borrower. Equity participation can also take the form of a conversion feature, sometimes referred to as a “kicker,” which permits the lender to convert a loan or preferred equity investment into common equity in the borrower at a negotiated premium to the current net asset value of the borrower. We expect to generate additional revenues from these equity participations as a result of excess cash flows being distributed or as appreciated properties are sold or refinanced.
Commercial Real Estate Securities
In addition to our focus on origination of and investments in commercial real estate debt, we may also acquire commercial real estate securities, such as CMBS, unsecured REIT debt, CDO notes, and equity investments in entities that own commercial real estate.
CMBS
CMBS are securities that are collateralized by, or evidence ownership interests in, a single commercial mortgage loan or a partial or entire pool of mortgage loans secured by commercial properties. CMBS are generally pass-through certificates that represent beneficial ownership interests in common law trusts whose assets consist of defined portfolios of one or more commercial mortgage loans. They are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions of specified principal and interest payments from the trust’s underlying assets. The senior classes are often securities which, if rated, would have ratings ranging from low investment grade “BBB-” to higher investment grades “A,” “AA” or “AAA.” The junior, subordinated classes typically would include one or more non-investment grade classes which, if rated, would have ratings below investment grade “BBB.” Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne first by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled. We may invest in senior or subordinated, investment grade or non-investment grade CMBS, as well as unrated CMBS.
Unsecured Publicly-Traded REIT Debt Securities
We may also choose to acquire senior unsecured debt of publicly-traded equity REITs that acquire and hold real estate. Publicly-traded REITs may own large, diversified pools of commercial real estate properties or they may focus on a specific type of property, such as shopping centers, office buildings, multifamily properties and industrial warehouses. Publicly-traded REITs typically employ moderate leverage. Corporate bonds issued by these types of REITs are usually rated investment grade and benefit from strong covenant protection.
CDO Notes
CDOs are multiple class debt notes, secured by pools of assets, such as CMBS, mezzanine loans, and unsecured REIT debt. Like typical securitization structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. CDOs often have reinvestment periods that typically last for five years, during which time, proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS securitization where repayment of principal allows for redemption of bonds sequentially.

Commercial Real Estate Equity Investments
We may acquire: (i) equity interests (including preferred equity) in an entity (including, without limitation, a partnership or a limited liability company) that is an owner of commercial real property (or in an entity operating or controlling commercial real property, directly or through affiliates), which may be structured to receive a priority return or is senior to the owner's equity (in the case of preferred equity); (ii) certain strategic joint venture opportunities where the risk-return and potential upside through sharing in asset or platform appreciation is compelling; and (iii) private issuances of equity securities (including preferred equity securities) of public companies. Our commercial real estate equity investments may or may not have a scheduled maturity and are expected to be of longer duration (five-to-ten year terms) than our typical portfolio investment. Such investments are expected to be fixed rate (if they have a stated investment rate) and may have accrual structures and provide other distributions or equity participations in overall returns above negotiated levels.
Conduit Loans
The Company originates conduit loans which the Company intends to sell through its TRS into CMBS securitization transactions at a profit. The Conduit loans are typically fixed-rate commercial real estate loans and are long (up to ten years) term, and are predominantly current-pay loans.
Other Possible Investments
Although we expect that most of our investments will be of the types described above, we may make other investments. We may invest in whatever types of interests in real estate-related assets that we believe are in our best interest which may include the commercial real property underlying our debt investments as a result of a loan workout, foreclosure or similar circumstances.
Investment Process
Our Advisor has the authority to make all the decisions regarding our investments consistent with the investment guidelines and borrowing policies approved by our board of directors and subject to the direction and oversight of our board of directors. With respect to investments in commercial real estate debt, our board of directors has adopted investment guidelines that our Advisor must follow when acquiring such assets on our behalf without the approval of our board of directors. We will not, however, purchase assets in which our Advisor, any of our directors or any of their affiliates has an interest without a determination by a majority of our directors (including a majority of the independent directors) not otherwise interested in the transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the asset to the affiliated seller, unless there is substantial justification for the excess amount and such excess is reasonable. Our investment guidelines and borrowing policies may be altered by a majority of our directors without approval of our stockholders. Our Advisor may not alter our investment guidelines or borrowing policies without the approval of a majority of our directors, including a majority of our independent directors.
Borrowing Strategies and Policies
Our financing strategy primarily includes the use of secured repurchase agreement facilities for loans, securities and securitizations. We have also raised capital through private placements of our equity securities. In addition to our current mix of financing sources, we may also access additional forms of financings, including credit facilities, and public or private secured and unsecured debt issuances by us or our subsidiaries.
We expect to use additional debt financing as a source of capital. We intend to employ reasonable levels of borrowing in order to provide more cash available for investment and to generate improved returns. We believe that careful use of leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. Our board of directors reviews our aggregate borrowings at least quarterly.
Income Taxes
We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ended December 31, 2013. In general, as a REIT, if we meet certain organizational and operational requirements and distribute at least 90% of our “REIT taxable income” (determined before the deduction of dividends paid and excluding net capital gains) to our stockholders in a year, we will not be subject to U.S. federal income tax to the extent of the income that we distribute. We believe that we currently qualify and we intend to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). If we fail to qualify as a REIT in any taxable year and statutory relief provisions were not to apply, we will be subject to U.S. federal income tax on our income at regular corporate tax rates for the year in which we do not qualify and the succeeding four years. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and property and U.S. federal income and excise taxes on our undistributed income.
We pay income taxes on our Conduit segment, which is conducted by our wholly-owned TRS. The income taxes on the Conduit segment are paid at the U.S. federal and applicable state levels.
Competition
Our net income depends, in large part, on our ability to originate investments that provide returns in excess of our borrowing cost. In originating these investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies, and other entities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying or underwriting the assets that we have targeted. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.
Employees
As of December 31, 2020, we had no direct employees. Our executive officers serve as officers of our Advisor and are employed by an affiliate of our Advisor. The employees of the Advisor and other affiliates of the Advisor perform a full range of real estate services for us, including origination, acquisitions, accounting, legal, asset management, wholesale brokerage, and investor relations services. We are dependent on these affiliates for services that are essential to us, including asset acquisition decisions, and other general administrative responsibilities. In the event that any of these companies were unable to provide these services to us, we would be required to provide such services ourselves or obtain such services from other sources.
Government Regulation
Our operations are subject, in certain instances, to supervision and regulation by U.S. and other governmental authorities, and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things: (i) regulate credit-granting activities; (ii) establish maximum interest rates, finance charges and other charges; (iii) require disclosures to customers; (iv) govern secured transactions; and (v) set collection, foreclosure, repossession and claims-handling procedures and other trade practices. We intend to conduct our business so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act.
In our judgment, existing statutes and regulations have not had a material adverse effect on our business. In recent years, legislators in the United States and in other countries have said that greater regulation of financial services firms is needed, particularly in areas such as risk management, leverage, and disclosure. While we expect that additional new regulations in these areas will be adopted and existing ones may change in the future, it is not possible at this time to forecast the exact nature of any future legislation, regulations, judicial decisions, orders or interpretations, nor their impact upon our future business, financial condition, or results of operations or prospects.
Impact of COVID-19
Refer to “Covid-19 Pandemic” in Part II, Item 7, “Management's Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form 10-K for a discussion of the impact COVID-19 is having on our business and results of operations and financial condition.

Available Information
We electronically file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, and proxy statements, with the SEC. We also filed with the SEC a registration statement in connection with our dividend reinvestment plan (“DRIP”) securities offerings. The SEC maintains an internet address at www.sec.gov that contains reports, proxy statements and information statements, and other information, which may be obtained free of charge. In addition, copies of our filings with the SEC may be obtained from the website maintained for us at www.bsprealtytrust.com. Access to these filings is free of charge. We are not incorporating our website or any information from the website into this Form 10-K.
Item 1A.	Risk Factors
Risks Related to an Investment in Benefit Street Partners Realty Trust, Inc.
The ongoing COVID-19 pandemic is materially and adversely affecting our financial condition, operating results and cash flows and the operations and financial performance of many of the borrowers underlying our real estate-related assets, and we expect the adverse impacts will continue in the future.
The COVID-19 pandemic has had, and another pandemic or public health crisis in the future could have, repercussions across domestic and global economies and financial markets. The global impact of the COVID-19 outbreak evolved rapidly and many governmental authorities, including state and local governments in regions in which our borrowers own properties, have reacted by instituting government restrictions, border closings, quarantines, “shelter-in-place” orders and “social distancing” guidelines which have forced many of our borrowers to suspend or significantly restrict their business activities, and has resulted in a dramatic increase in national unemployment and corporate bankruptcies, with particularly adverse impacts on the retail, including restaurants, and hospitality sectors.
The COVID-19 pandemic is materially and adversely affecting our financial condition, operating results and cash flows and the operations and financial performance of many of the borrowers underlying our real estate-related assets, and we expect the adverse impacts will continue in the future. Specifically, the COVID-19 pandemic has:
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significantly disrupted the financial markets for the assets in our real estate securities portfolio, resulting in significant decreases in market values for these assets and significant market volatility. This has resulted in margin calls from our lenders, which we have thus far satisfied, and could result in future margin calls which, if not satisfied, could result in the liquidation of some of our assets at significant losses.

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resulted in a decline in the value of commercial real estate generally, and significant declines in certain assets classes, including hospitality and retail, which has negatively impacted the value of our commercial mortgage loan portfolio, and could continue to negatively impact the value in the future, potentially materially.

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negatively impacted the financial stability of many of our borrowers, which has and is expected to continue to result in an increase in the number of our borrowers who become delinquent or default on their loans, or who seek to defer payment on or to amend the terms of their loans. Borrowers in the hospitality and retail sector have been particularly adversely impacted.

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increased the cost and decreased the availability of debt capital, including as a result of dislocations in the commercial mortgage-backed securities market, which has currently made raising capital through CDO or CLO securitizations impracticable, and as a result of lenders permitting significantly lower advance rates on our repurchase agreements.

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as a result of the decline in the market value of the loans in our CDOs and CLOs, we may not meet certain interest coverage tests, over-collateralization coverage tests or other tests that could result in a change in the priority of distributions, which could result in the reduction or elimination of distributions to the subordinate debt and equity tranches we own until the tests have been met or certain senior classes of securities have been paid in full. Accordingly, we may experience a reduction in our cash flow from those interests which may adversely affect our liquidity and therefore our ability to fund our operations or address maturing liabilities on a timely basis.

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resulted in a general decline in business activity which if continued will result in a decline in demand for mortgage financing, which could adversely affect our ability to make new investments or to redeploy the proceeds from repayments of our existing investments.

The extent to which the COVID-19 pandemic impacts our or our borrowers’ operations will depend on future developments which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, including any resurgences, the speed and effectiveness of vaccine and treatment developments and the direct and indirect economic effects of the pandemic and containment measures. The inability of our borrowers to meet their loan obligations and/or borrowers filing for bankruptcy protection would reduce our cash flows, which would impact our ability to pay dividends to our stockholders. The rapid development and fluidity of this situation precludes any prediction as to the full adverse impact of the COVID-19 pandemic. Moreover, many risk factors set forth in this Annual Report on Form 10-K should be interpreted as heightened risks as a result of the impact of the COVID-19 pandemic.
We may be unable to maintain or increase cash distributions over time, or may decide to reduce the amount of distributions for business reasons.
There are many factors that can affect the amount and timing of cash distributions to stockholders. The amount of cash available for distributions is affected by many factors, such as the cash provided by the Company's investments and obligations to repay indebtedness as well as many other variables. There is no assurance that the Company will be able to pay or maintain the current level of distributions or that distributions will increase over time. In certain prior periods, distributions have been in excess of cash flows from operations. Distributions in excess of earnings will decrease the book value and NAV per share of common stock. The Company cannot give any assurance that returns from the investments will be sufficient to maintain or increase cash available for distributions to stockholders. Actual results may differ significantly from the assumptions used by the board of directors in establishing the distribution rate to stockholders. The Company may not have sufficient cash from operations to make a distribution required to qualify for or maintain our REIT status, which may materially adversely affect the value of common stock or Series A Convertible Preferred Stock (the “Series A Preferred Stock”) or Series C Convertible Preferred Stock (the “Series C Preferred Stock”), and together with the Series A Preferred Stock, (the “Preferred Stock”).
No established trading market for our shares currently exists, and as a result, it will be difficult for you to sell our shares. If our shares are listed they may trade below our estimated NAV per share or our GAAP book value per share.
The Company's charter does not require the board of directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require us to list our shares for trading on a national securities exchange by a specified date or otherwise pursue a transaction to provide liquidity to our stockholders. There is no established trading market for our shares and our shares are not currently listed on a national securities exchange. Until our shares are listed, if ever, our stockholders may have difficulty selling their shares. If our shares are eventually listed, they may trade at prices significantly below our estimated NAV per share and our most recent GAAP book value due to, among other things, significant selling pressure from legacy stockholders that had previously been unable to sell or the market perception that such selling pressure will occur. To address this risk the Company could delay the ability of legacy stockholders to sell all of their shares upon a successful listing. Because of the illiquid nature of our shares, investors should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.
Our share repurchase program (the “SRP”), which is subject to numerous restrictions, may be canceled at any time and should not be relied upon as a means of liquidity.
The Company has a SRP that may enable investors to sell their shares to us in limited circumstances. Share repurchases are made at the sole discretion of the board of directors. In its sole discretion, the board of directors could amend, suspend or terminate our SRP upon 30 days prior written notice to stockholders. Further, the SRP includes numerous restrictions that would limit the ability to sell shares. For example, the SRP has historically been limited to the proceeds from our DRIP which has frequently resulted in us not satisfying all SRP requests for a given semester. Due to the foregoing, our SRP should not be relied upon as a means of liquidity.
Our business could suffer in the event our Advisor or any other party that provides us with services essential to our operations experiences system failures or cyber-incidents or a deficiency in cybersecurity.
Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for the internal information technology systems of our Advisor and other parties that provide us with services essential to our operations, these systems are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business.
A cyber-incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of information resources. More specifically, a cyber-incident is an intentional attack or an unintentional event that can result in third parties gaining unauthorized access to systems to disrupt operations, corrupt data or steal confidential information. As reliance on technology in our industry has increased, so have the risks posed to the systems of our Advisor and other parties that provide us with services essential to our operations, both internal and outsourced. In addition, the risk of a cyber-incident, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted attacks and intrusions evolve and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected.
The remediation costs and lost revenues experienced by a victim of a cyber-incident may be significant and significant resources may be required to repair system damage, protect against the threat of future security breaches or to alleviate problems, including reputational harm, loss of revenues and litigation, caused by any breaches.
Although the Advisor and other parties that provide us with services essential to our operations intend to continue to implement industry-standard security measures, there can be no assurance that those measures will be sufficient, and any material adverse effect experienced by the Advisor and other parties that provide us with services essential to our operations could, in turn, have an adverse impact on us.
Risks Related to Conflicts of Interest
The Advisor faces conflicts of interest relating to purchasing commercial real estate-related investments, and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.
We rely on the Advisor and the executive officers and other key real estate professionals at our Advisor to identify suitable investment opportunities for us. Although there are restrictions in the Advisory Agreement we have entered into with the Advisor with respect to the Advisor’s ability to manage another REIT that competes with us, or to provide any services related to fixed-rate conduit lending to another person, the Advisor and its employees are not otherwise restricted from engaging in investment and investment management activities unrelated to us. Some investment opportunities that are suitable for us may also be suitable for other investment vehicles managed by the Advisor or its affiliates. Thus, the executive officers and real estate professionals of the Advisor could direct attractive investment opportunities to other entities or investors. Such events could result in us investing in assets that provide less attractive returns, which may reduce our ability to make distributions.
The Advisor and its employees face competing demands relating to their time, and this may cause our operating results to suffer.
The Advisor and its employees are engaged in investment and investment management activities unrelated to us. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. If this occurs, the returns on our investments may suffer.
Risks Related to Our Corporate Structure
The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to our stockholders.
The Company's charter, with certain exceptions, authorizes the board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by the board of directors, no person or entity may own more than 7.9% in value of the aggregate of our outstanding shares of stock or more than 7.9% (in value or in number of shares, whichever is more restrictive) of any class or series of shares of our stock determined after applying certain rules of attribution. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might provide a premium price for holders of our common stock.
Certain provisions of Maryland law could inhibit a change in control of our Company.
Certain provisions of the Maryland General Corporation Law (“MGCL”) may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:
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“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of our then outstanding voting power of our shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

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control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

Pursuant to the MGCL, our board of directors has exempted any business combination involving our Advisor or any affiliate of our Advisor. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and our Advisor or any affiliate of our Advisor.
In addition, the Company's bylaws contain a provision exempting from the control share provisions any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.
In addition, the “unsolicited takeover” provisions of Title 3, Subtitle 8 of the MGCL permit the Board, without shareholder approval and regardless of what is currently provided in the charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. Such takeover defenses may have the effect of inhibiting a third-party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-current market price.
The value of our common stock may be reduced if we are required to register as an investment company under the Investment Company Act.
We are not registered, and do not intend to register ourselves, our operating partnership or any of our subsidiaries, as an investment company under the Investment Company Act. If we become obligated to register ourselves, our operating partnership or any of our subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things, limitations on capital structure and restrictions on specified investments.
Although we monitor the portfolio of the Company, the operating partnership and its subsidiaries periodically and prior to each acquisition and disposition, any of these entities may not be able to maintain an exclusion from the definition of investment company. If the Company, the operating partnership or any subsidiary is required to register as an investment company but fails to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business.

Although our Advisor is responsible for calculating our estimated per share NAV, our Advisor will consider independent valuations of our investments, the accuracy of which our Advisor will not independently verify.
In calculating our estimated per share NAV, our Advisor will include the net value of our commercial real estate debt and other commercial real estate-related investments, taking into consideration valuations of investments obtained from our independent valuer. Although our Advisor is responsible for the accuracy of the NAV calculation and will provide our independent valuer with our valuation guidelines, which have been approved by our board of directors, our Advisor will not independently verify the appraised value of our investments. As a result, the appraised value of a particular investment may be greater or less than its potential realizable value, which would cause our estimated NAV to be greater or less than the potential realizable NAV.
The estimated per share NAV that we published does not reflect changes in our NAV since such date and does not represent the actual value of your shares on any given day.
The Company expects that our investments will only be valued annually for purposes of establishing our estimated per share NAV. The Company may experience events affecting our investments that may have a material impact on our NAV. For example, if a material borrower becomes insolvent or if investment conditions deteriorate generally, the value of an investment may materially change. Our NAV per share as published will not reflect such subsequent events. As a result, the NAV per share published after the announcement of a material event may differ significantly from our actual NAV per share. The resulting potential disparity may benefit repurchasing or non-repurchasing stockholders, depending on whether NAV is overstated or understated.
Risks Related to Our Financing Strategy
The Company uses leverage in connection with our investments, which increases the risk of loss associated with our investments.
We finance the origination and acquisition of a portion of our investments with repurchase agreements, collateralized loan obligations (“CLO”) and other borrowings. Although the use of leverage may enhance returns and increase the number of investments that we can make, it may also substantially increase the risk of loss. Our ability to execute this strategy depends on various conditions in the financing markets that are beyond our control, including liquidity and credit spreads. We may be unable to obtain additional financing on favorable terms or, with respect to our debt and other investments, on terms that parallel the maturities of the debt originated or other investments acquired, if we are able to obtain additional financing at all. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase facilities may not accommodate long-term financing. This could subject us to more restrictive recourse borrowings and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution, for our operations and for future business opportunities. If alternative financing is not available, we may have to liquidate assets at unfavorable prices to pay off such financing or pay significant fees to extend our financing arrangements. The return on our investments and cash available for distribution may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that we can derive from the assets we originate or acquire.
Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions.
When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies, and our ability to incur additional borrowings. Financing agreements that we may enter into may contain covenants that limit our ability to further incur borrowings, restrict distributions or that prohibit us from discontinuing insurance coverage or replacing our Advisor. Certain limitations would decrease our operating flexibility and our ability to achieve our operating objectives, including making distributions.
In a period of rising interest rates, our interest expense could increase while the interest we earn on our fixed-rate assets would not change, which would adversely affect our profitability.
Our operating results depend in large part on differences between the income from our assets, reduced by any credit losses and financing costs. Income from our assets may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and the market value of our assets. Interest rate fluctuations resulting in our interest expense exceeding the income from our assets would result in operating losses for us and may limit our ability to make distributions to our stockholders. In addition, if we need to repay existing borrowings during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on those investments, which would adversely affect our profitability.
We may not be able to access financing sources on attractive terms, if at all, which could dilute our existing stockholders and adversely affect our ability to grow our business.
We will require outside capital to significantly grow our business. We have and may continue to raise equity capital through private placements to institutions and other investors. Because our common stock is not traded on a securities exchange, in order to consummate these private placements, we have and may continue to have to sell our common stock and Preferred Stock, on an as-converted basis, at prices that reflect a significant discount to our book value per share. Sales of common stock at less than our book value per share and sales of Preferred Stock that is convertible at less than our book value per share will dilute the value of common stock held by our existing shareholders. In addition, our business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. If we cannot obtain sufficient debt and equity capital on acceptable terms, our business and our ability to operate could be severely impacted.
We use short-term borrowings, such as credit facilities and repurchase agreements to finance our investments, which require us to provide additional collateral in the event the lender determines there is a decrease in the fair value of our collateral, and these calls for collateral could significantly impact our liquidity position.
We use short-term borrowing through repurchase agreements, credit facilities and other arrangements that put our assets and financial condition at risk. We may need to use such short-term borrowings for extended periods of time to the extent we are unable to access long-term financing. Repurchase agreements economically resemble short-term, variable-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the assets subject to a repurchase agreement decline, we may be required to provide additional collateral or make cash payments to maintain the loan-to-collateral value ratio. If we are unable to provide such collateral or cash repayments, the lender may accelerate the loan or we would be required to liquidate the collateral. In a weakening economic environment, or in an environment of widening credit spreads, we would generally expect the value of the commercial real estate debt or securities that serve as collateral for our short-term borrowings to decline, and in such a scenario, it is likely that the terms of our short-term borrowings would require us to provide additional collateral or to make partial repayment, which amounts could be substantial.
Further, such borrowings may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. In addition, such short-term borrowing facilities may limit the length of time that any given asset may be used as eligible collateral, and these short-term borrowing arrangements may also be restricted to financing certain types of assets, such as first mortgage loans, which could impact our asset allocation. As a result, we may not be able to leverage our assets as fully as we would like, which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.
Risks Related to Our Investments
Our commercial real estate debt investments are subject to the risks typically associated with commercial real estate.
Our commercial real estate debt and commercial real estate securities generally are directly or indirectly secured by a lien on real property. The occurrence of a default on a commercial real estate debt investment could result in our acquiring ownership of the property. We do not know whether the values of the properties ultimately securing our commercial real estate debt and loans underlying our securities will remain at the levels existing on the dates of origination of these loans and the dates of origination of the loans ultimately securing our securities, as applicable. If the values of the properties drop, our risk will increase because of the lower value of the security and reduction in borrower equity associated with such loans. In this manner, real estate values could impact the values of our debt and security investments. Therefore, our commercial real estate debt and securities investments are subject to the risks typically associated with real estate.

Our operating results may be adversely affected by a number of risks generally incident to holding real estate debt, including, without limitation:
•	natural disasters, such as hurricanes, earthquakes and floods;
•	acts of war or terrorism, including the consequences of terrorist attacks;
•	adverse changes in national and local economic and real estate conditions;
•	adverse changes in economic and market conditions related to pandemics and health crises, such as COVID-19;
•	an oversupply of (or a reduction in demand for) space in the areas where particular properties securing our loans are located and the attractiveness of particular properties to prospective tenants;
•	changes in interest rates and availability of permanent mortgage funds that my render the sale of property difficult or unattractive;
•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;
•	costs of remediation and liabilities associated with environmental conditions affecting properties;
•	the potential for uninsured or underinsured property losses; and
•	periods of high interest rates and tight money supply.
The value of each property securing our loans is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenses associated with properties (such as operating expenses and capital expenses) cannot be reduced when there is a reduction in income from the properties.
These factors may have a material adverse effect on the ability of our borrowers to pay their loans and the ability of the borrowers on the underlying loans securing our securities to pay their loans, as well as on the value and the return that we can realize from assets we acquire and originate.
Delays in liquidating defaulted commercial real estate debt investments could reduce our investment returns.
If we originate or acquire commercial real estate debt investments and there are defaults under those debt investments, we may not be able to repossess and sell the properties securing the commercial real estate debt investment quickly. Foreclosure of a loan can be an expensive and lengthy process that could have a negative effect on our return on the foreclosed loan. Borrowers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses, including but not limited to, lender liability claims, in an effort to prolong the foreclosure action. In some states, foreclosure actions can take several years or more to resolve. At any time during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. The resulting time delay could reduce the value of our assets in the defaulted loans. Furthermore, an action to foreclose on a property securing a loan is regulated by state statutes and regulations and is subject to the delays and expenses associated with lawsuits if the borrower raises defenses or counterclaims. In the event of default by a borrower, these restrictions, among other things, may impede our ability to foreclose on or sell the property securing the loan or to obtain proceeds sufficient to repay all amounts due to us on the loan. In addition, we may be forced to operate any foreclosed properties for a substantial period of time, which could be a distraction for our management team and may require us to pay significant costs associated with such property.
Subordinate commercial real estate debt that we originate or acquire could constitute a significant portion of our portfolio and may expose us to greater losses.
We acquire and originate subordinate commercial real estate debt, including subordinate mortgage and mezzanine loans and participations in such loans. These types of investments could constitute a significant portion of our portfolio and may involve a higher degree of risk than the type of assets that will constitute the majority of our commercial real estate debt investments, namely first mortgage loans secured by real property. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower or the assets of the borrower may not be sufficient to satisfy the first mortgage loan and our subordinate debt investment. If a borrower defaults on our subordinate debt or on debt senior to ours, or in the event of a borrower bankruptcy, our subordinate debt will be satisfied only after the senior debt is paid in full. Where debt senior to our debt investment exists, the presence of intercreditor arrangements may limit our ability to amend our debt agreements, assign our debt, accept prepayments, exercise our remedies (through “standstill periods”) and control decisions made in bankruptcy proceedings relating to our borrowers. As a result, we may not recover some or all of our investment. In addition, real properties with subordinate debt may have higher loan-to-value ratios than conventional debt, resulting in less equity in the real property and increasing the risk of loss of principal and interest.
We may be subject to risks associated with construction lending, such as declining real estate values, cost overruns and delays in completion.
Our commercial real estate debt portfolio may include loans made to developers to construct prospective projects. The primary risks to us of construction loans are the potential for cost overruns, the developer’s failing to meet a project delivery schedule and the inability of a developer to sell or refinance the project at completion in accordance with its business plan and repay our commercial real estate loan due to declining real estate values. These risks could cause us to have to fund more money than we originally anticipated in order to complete the project. We may also suffer losses on our commercial real estate debt if the developer is unable to sell the project or refinance our commercial real estate debt investment.
Jurisdictions with one action or security first rules or anti-deficiency legislation may limit the ability to foreclose on the property or to realize the obligation secured by the property by obtaining a deficiency judgment.
In the event of any default under our commercial real estate debt investments and in the loans underlying our commercial real estate securities, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. Certain states in which the collateral securing our commercial real estate debt and securities is located may have laws that prohibit more than one judicial action to enforce a mortgage obligation, requiring the lender to exhaust the real property security for such obligation first or limiting the ability of the lender to recover a deficiency judgment from the obligor following the lender’s realization upon the collateral, in particular if a non-judicial foreclosure is pursued. These statutes may limit the right to foreclose on the property or to realize the obligation secured by the property.
Investments in non-conforming or non-investment grade rated loans or securities involve greater risk of loss.
Some of our investments may not conform to conventional loan standards applied by traditional lenders and either will not be rated or will be rated as non-investment grade by the rating agencies. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. Any loss we incur may be significant and may reduce distributions and adversely affect the value of our common stock.
Insurance may not cover all potential losses on the properties underlying our investments which may harm the value of our assets.
We generally require that each of the borrowers under our commercial real estate debt investments obtain comprehensive insurance covering the mortgaged property, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We may not require borrowers to obtain certain types of insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the property, which might impair our security and decrease the value of the property.
We invest in CMBS, which may include subordinate securities, which entails certain risks.
We invest in a variety of CMBS, which may include subordinate securities that are subject to the first risk of loss if any losses are realized on the underlying mortgage loans. CMBS entitle the holders thereof to receive payments that depend primarily on the cash flow from a specified pool of commercial or multifamily mortgage loans. Consequently, CMBS will be adversely affected by payment defaults, delinquencies and losses on the underlying commercial real estate loans. Furthermore, if the rental and leasing markets deteriorate, it could reduce cash flow from the loan pools underlying our CMBS investments. The CMBS market is dependent upon liquidity for refinancing and will be negatively impacted by a slowdown in the new issue CMBS market.
Additionally, CMBS is subject to particular risks, including lack of standardized terms and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. For example, special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related commercial real estate loan, particularly if the current economic environment deteriorates. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property are subject to various risks. The exercise of remedies and successful realization of liquidation proceeds relating to CMBS may be highly dependent upon the performance of the servicer or special servicer. Expenses of enforcing the underlying commercial real estate loans (including litigation expenses) and expenses of protecting the properties securing the commercial real estate loans may be substantial. Consequently, in the event of a default or loss on one or more commercial real estate loans contained in a securitization, we may not recover a portion or all of our investment.
The CMBS in which we may invest are subject to the risks of the mortgage securities market as a whole and risks of the securitization process.
The value of CMBS may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Due to our investment in subordinate CMBS, we are also subject to several risks created through the securitization process. Our subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate CMBS will not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are senior and generally more highly rated.
We may not control the special servicing of the mortgage loans underlying the CMBS in which we invest and, in such cases, the special servicer may take actions that could adversely affect our interests.
Overall control over the special servicing of the underlying mortgage loans of the CMBS may be held by a directing certificate holder, which is appointed by the holders of the most subordinate class of such CMBS. We ordinarily do not have the right to appoint the directing certificate holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate holder, take actions that could adversely affect our interests.
We may invest in collateralized debt obligations (“CDOs”) and such investments involve significant risks.
We may invest in CDOs, which are multiple class securities secured by pools of assets, such as CMBS, subordinate mortgage and mezzanine loans and REIT debt. Like typical securities structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. Like CMBS, CDO notes are affected by payments, defaults, delinquencies and losses on the underlying commercial real estate loans. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS where repayment of principal allows for redemption of bonds sequentially. To the extent we invest in the equity securities of a CDO, we will be entitled to all of the income generated by the CDO after the CDO pays all of the interest due on the senior securities and its expenses. However, there will be little or no income or principal available to the holders of CDO equity securities if defaults or losses on the underlying collateral exceed a certain amount. In that event, the value of our investment in any equity class of a CDO could decrease substantially. In addition, the equity securities of CDOs are generally illiquid and often must be held by a REIT and because they represent a leveraged investment in the CDO’s assets, the value of the equity securities will generally have greater fluctuations than the values of the underlying collateral.
Adjustable-rate commercial real estate loans may entail greater risks of default to us than fixed-rate commercial real estate loans.
Adjustable-rate commercial real estate loans we originate or acquire or that collateralize our commercial real estate securities may have higher delinquency rates than fixed-rate loans. Borrowers with adjustable-rate mortgage loans may be exposed to increased monthly payments if the related interest rate adjusts upward from the initial fixed-rate or a low introductory rate, as applicable, in effect during the initial period of the loan to the rate computed in accordance with the applicable index and margin. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, after the initial fixed-rate period, may result in significantly increased monthly payments for borrowers with adjustable-rate loans, which may make it more difficult for the borrowers to repay the loan or could increase the risk of default of their obligations under the loan.
Changes in interest rates could negatively affect the value of our investments, which could result in reduced income or losses and negatively affect the cash available for distribution.
We may invest in fixed-rate CMBS and other fixed-rate investments. Under a normal yield curve, an investment in these instruments will decline in value if long-term interest rates increase. We will also invest in floating-rate investments, for which decreases in interest rates will have a negative effect on interest income. Declines in fair value may ultimately reduce income or result in losses to us, which may negatively affect cash available for distribution.
Hedging against interest rate exposure may adversely affect our income, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.
We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on interest rate levels, the type of investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:
•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
•	the duration of the hedge may not match the duration of the related liability or asset;
•	our hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;
•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
•	the party owing money in the hedging transaction may default on its obligation to pay; and
•	we may purchase a hedge that turns out not to be necessary.
Any hedging activity we engage in may adversely affect our income, which could adversely affect cash available for distribution. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not be able to establish a perfect correlation between hedging instruments and the investment being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.
Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions, which may result in losses to us.
Many of our investments are illiquid. As a result, our ability to sell commercial real estate debt, securities or properties in response to changes in economic and other conditions, could be limited, even at distressed prices. The Internal Revenue Code also places limits on our ability to sell properties held for fewer than four years. These considerations could make it difficult for us to dispose of any of our assets even if a disposition were in the best interests of our stockholders. As a result, our ability to vary our portfolio in response to further changes in economic and other conditions may be relatively limited, which may result in losses to us.
Some of our investments will be carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.
Some of our investments will be in the form of securities that are recorded at fair value but have limited liquidity or are not publicly-traded. The fair value of these securities and potentially other investments that have limited liquidity or are not publicly-traded may not be readily determinable. We estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates and assumptions, our determinations of fair value may differ materially from the values that would have been used if a readily available market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.
Competition with third parties for originating and acquiring investments may reduce our profitability.
We have significant competition with respect to our origination and acquisition of assets with many other companies, including other REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies and other investors, many of which have greater resources than us. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments or originate loans on more generous terms than our competitors, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, our investors may experience a lower return on their investment.
Our due diligence may not reveal all material issues relating to our origination or acquisition of a particular investment.
Before making an investment, we assess the strength and skills of the management of the borrower or the operator of the property and other factors that we believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we rely on the resources available to us and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly organized or private entities because there may be little or no information publicly available about the entity. Even if we conduct extensive due diligence on a particular investment, there can be no assurance that this diligence will uncover all material issues relating to such investment, or that factors outside of our control will not later arise. If our due diligence fails to identify issues specific to investment, we may be forced to write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in our reporting losses. Charges of this nature could contribute to negative market perceptions about us or our shares of common stock.
We may be unable to restructure loans in a manner that we believe maximizes value, particularly if we are one of multiple creditors in large capital structures.
In the current environment, in order to maximize value we may be more likely to extend and work out a loan, rather than pursue foreclosure. However, in situations where there are multiple creditors in large capital structures, it can be particularly difficult to assess the most likely course of action that a lender group or the borrower may take and it may also be difficult to achieve consensus among the lender group as to major decisions. Consequently, there could be a wide range of potential principal recovery outcomes, the timing of which can be unpredictable, based on the strategy pursued by a lender group and/or by a borrower. These multiple creditor situations tend to be associated with larger loans. If we are one of a group of lenders, we may be a lender on a subordinated basis, and may not independently control the decision making. Consequently, we may be unable to restructure a loan in a manner that we believe would maximize value.
We may be subject to risks associated with future advance obligations, such as declining real estate values and operating performance.
Our commercial real estate debt portfolio may include loans that require us to advance future funds. Future funding obligations subject us to significant risks that the property may have declined in value, projects to be completed with the additional funds may have cost overruns and the borrower may be unable to generate enough cash flow, or sell or refinance the property, in order to repay our commercial real estate loan due. We could determine that we need to fund more money than we originally anticipated in order to maximize the value of our investment even though there is no assurance additional funding would be the best course of action.
While we attempt to align the maturities of our liabilities with the maturities on our assets, we may not be successful in that regard which could harm our operating results and financial condition.
Our general financing strategy will include the use of “match-funded” structures. This means that we will seek to align the maturities of our liabilities with the maturities on our assets in order to manage the risks of being forced to refinance our liabilities prior to the maturities of our assets. We may fail to appropriately employ match-funded structures on favorable terms, or at all. We may also determine not to pursue a match-funded structure with respect to a portion of our financings for a variety of reasons. If we fail to appropriately employ match-funded structures, our exposure to interest rate volatility and exposure to matching liabilities prior to the maturity of the corresponding asset may increase substantially which could harm our operating results, liquidity and financial condition.
Provision for credit losses is difficult to estimate.
Our provision for credit losses is evaluated on a quarterly basis. Our determination of provision for credit losses requires us to make certain estimates and judgments. Our estimates and judgments are based on a number of factors, including projected cash flows from the collateral securing our commercial real estate debt, debt structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, loan-to-value (“LTV”), potential for refinancing and expected market discount rates for varying property types. Our estimates and judgments may not be correct and, therefore, our results of operations and financial condition could be severely impacted.
Since the start of 2020 we have been subject to the FASB’s Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard, known as the Current Expected Credit Loss (“CECL”) model, significantly changed how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. CECL amended the existing credit loss model to reflect a reporting entity's current estimate of all expected credit losses, not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information. This measurement takes place at the time the financial asset is first added to the balance sheet and updated quarterly thereafter. This differs significantly from the prior “incurred loss” model.
Risks Related to the Conduit Segment of the Business
We use warehouse facilities that may limit our ability to acquire assets, and we may incur losses if the collateral is liquidated.
We utilize warehouse facilities pursuant to which we accumulate mortgage loans in anticipation of a securitization financing, which assets are pledged as collateral for such facilities until the securitization transaction is consummated. In order to borrow funds to acquire assets under any additional warehouse facilities, we expect that our lenders thereunder would have the right to review the potential assets for which we are seeking financing. We may be unable to obtain the consent of a lender to acquire assets that we believe would be beneficial to us and we may be unable to obtain alternate financing for such assets. In addition, no assurance can be given that a securitization transaction would be consummated with respect to the assets being warehoused. If the securitization is not consummated, the lender could liquidate the warehoused collateral and we would then have to pay any amount by which the original purchase price of the collateral assets exceeds its sale price, subject to negotiated caps, if any, on our exposure. In addition, regardless of whether the securitization is consummated, if any of the warehoused collateral is sold before the consummation, we would have to bear any resulting loss on the sale. No assurance can be given that we will be able to obtain additional warehouse facilities on favorable terms, or at all.
We directly or indirectly utilize non-recourse securitizations, and such structures expose us to risks that could result in losses to us.
We utilize non-recourse securitizations of our investments in mortgage loans to the extent consistent with the maintenance of our REIT qualification and exemption from the Investment Company Act in order to generate cash for funding new investments and/or to leverage existing assets. In most instances, this involves us transferring our loans to a special purpose securitization entity in exchange for cash. In some sale transactions, we also retain a subordinated interest in the loans sold. The securitization of our portfolio investments might magnify our exposure to losses on those portfolio investments because the subordinated interest we retain in the loans sold would be subordinate to the senior interest in the loans sold, and we would, therefore, absorb all of the losses sustained with respect to a loan sold before the owners of the senior interest experience any losses. Moreover, we cannot be assured that we will be able to access the securitization market in the future, or be able to do so at favorable rates. The inability to consummate securitizations of our portfolio investments to finance our investments on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could adversely affect our performance and our ability to continue to grow our business.

The securitization market is subject to a regulatory environment that may affect certain aspects of these activities.
As a result of the dislocation of the credit markets, the securitization industry has become subject to additional regulation. In particular, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, various federal agencies have promulgated a rule that generally requires issuers in securitizations to retain 5% of the risk associated with the securities. While the rule as adopted generally allows the purchase of the CMBS B-Piece by a party not affiliated with the issuer to satisfy the risk retention requirement, current CMBS B-Pieces are generally not large enough to fully satisfy the 5% requirement. Accordingly, buyers of B-Pieces such as us may be required to purchase larger B-Pieces, potentially reducing returns on such investments. Furthermore, any such B-Pieces purchased by a party (such as us) unaffiliated with the issuer generally cannot be transferred for a period of five years following the closing date of the securitization or hedged against credit risk. These restrictions would reduce our liquidity and could potentially reduce our returns on such investments.
We enter into hedging transactions that could expose us to contingent liabilities in the future.
Subject to maintaining our qualification as a REIT, part of our investment strategy involves entering into hedging transactions that require us to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.
Risks Related to Taxation
Our failure to qualify as a REIT could have significant adverse consequences to us and the value of our common stock.
We believe that we have qualified as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2013. We intend to continue to meet the requirements for qualification and taxation as a REIT, but we cannot assure stockholders that we qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial and administrative interpretations exist. Moreover, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. Even an inadvertent or technical mistake could jeopardize our REIT status. Our qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis.
If we were to fail to qualify as a REIT in any taxable year and are unable to avail ourselves of certain savings provisions set forth in the Code, we would be subject to U.S federal and applicable state and local income tax on our taxable income at regular corporate rates (including any applicable alternative minimum tax (which alternative minimum tax has been repealed for tax years after 2017)). Losing our REIT status would reduce our net income available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow or liquidate some investments in order to pay the applicable tax. We would not be able to elect to be taxed as a REIT for four years following the year we first failed to qualify unless the IRS were to grant us relief under certain statutory provisions.
The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.
The Internal Revenue Service (“IRS”) has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan, if it meets certain requirements, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may originate or acquire mezzanine loans that do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, in which case, there can be no assurance that the IRS will not challenge the tax treatment of such loans. If such a challenge were sustained, we could fail to qualify as a REIT.
Even if we qualify as a REIT, we may be subject to tax liabilities that reduce our cash flow for distribution to our stockholders.
Even if we qualify as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property. For example:
•
In order to qualify as a REIT, we must distribute annually at least 90% of our “REIT taxable income” (determined before the deduction of dividends paid and excluding net capital gains) to our stockholders. To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income.

•
We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

•
If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

•
If we sell an asset, other than a foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax. We might be subject to this tax if we were to dispose of or securitize loans in a manner that is treated as a sale of loans for U.S. federal income tax purposes that is subject to the prohibited transaction tax.

•	Any TRS of ours will be subject to U.S. federal corporate income tax on its taxable income, and non-arm’s length transactions between us and any TRS, could be subject to a 100% tax.
•
We could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT.

Any of these taxes would decrease cash available for distribution to our stockholders.
The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.
We are party to certain financing arrangements, and may in the future enter into additional financing arrangements, that are structured as sale and repurchase agreements pursuant to which we would nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings which are secured by the assets sold pursuant thereto. We believe that we would be treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.
The “taxable mortgage pool” rules may increase the taxes that we or our stockholders incur, and may limit the manner in which we effect future securitizations.
Certain of our securitizations have resulted in the creation of “taxable mortgage pools” for U.S. federal income tax purposes. As a REIT, so long as we own 100% of the equity interest in a taxable mortgage pool, we generally would not be adversely affected by the characterization as a taxable mortgage pool. Certain categories of stockholders, however, such as non-U.S. stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, will be subject to increased taxes on the portion of their dividend income from us that is attributable to any “excess inclusion income” that we have generated as a result of our securitization transactions, and may generate as a result of future securitization transactions. In addition, to the extent that our common stock is owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we will incur a corporate-level tax on a portion of any excess inclusion income. In that case, we may reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. Moreover, we could face limitations in selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.
The prohibited transactions tax may limit our ability to engage in transactions, including certain methods of securitizing mortgage loans that would be treated as sales for U.S. federal income tax purposes.
A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We might be subject to the prohibited transaction tax if we were to dispose of, modify or securitize loans in a manner that is treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales or modifications of loans at the REIT level and may limit the structures we utilize for our securitization transactions, even though the sales, modifications or structures might otherwise be beneficial to us. Additionally, we may be subject to the prohibited transaction tax upon a disposition of real property. Although a safe-harbor exception to prohibited transaction treatment is available, there can be no assurance that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business.
It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through a TRS. However, to the extent that we engage in such activities through a TRS, the income associated with such activities may be subject to U.S. federal corporate income tax.
Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.
The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from hedging transactions will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges: (i) interest rate risk on liabilities incurred to carry or acquire real estate assets; or (ii) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable U.S. Department of Treasury regulations (“Treasury Regulations”). Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.
Liquidation of assets may jeopardize our REIT qualification.
To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% prohibited transaction tax on any resultant gain if we sell assets that are treated as dealer property or inventory.
Modification of the terms of our debt investments and mortgage loans underlying our CMBS in conjunction with reductions in the value of the real property securing such loans could cause us to fail to qualify as a REIT.
Our debt and securities investments may be materially affected by a weak real estate market and economy in general. As a result, many of the terms of our debt and the mortgage loans underlying our securities may be modified to avoid taking title to a property. Under the Code, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. In general, under applicable Treasury Regulations if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date we agreed to acquire the loan or the date we significantly modified the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the

REIT 75% gross income test, but will be qualifying income for purposes of the REIT 95% gross income test. Although the law is not entirely clear, a portion of the loan will likely be a non-qualifying asset for purposes of the REIT 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the requirement that a REIT not hold securities possessing more than 10% of the total value of the outstanding securities of any one issuer (“10% Value Test”).
IRS Revenue Procedure 2014-51 provides a safe harbor pursuant to which we will not be required to redetermine the fair market value of real property securing a loan for purposes of the gross income and asset tests discussed above in connection with a loan modification that is: (i) occasioned by a borrower default; or (ii) made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. No assurance can be provided that all of our loan modifications have or will qualify for the safe harbor in Revenue Procedure 2014-51. To the extent we significantly modify loans in a manner that does not qualify for that safe harbor, we will be required to redetermine the value of the real property securing the loan at the time it was significantly modified. In determining the value of the real property securing such a loan, we generally will not obtain third-party appraisals, but rather will rely on internal valuations. No assurance can be provided that the IRS will not successfully challenge our internal valuations. If the terms of our debt investments and the mortgage loans underlying our CMBS are “significantly modified” in a manner that does not qualify for the safe harbor in Revenue Procedure 2014-51 and the fair market value of the real property securing such loans has decreased significantly, we could fail the REIT 75% gross income test, the 75% asset test and/or the 10% Value Test. Unless we qualified for relief under certain Code cure provisions, such failures could cause us to fail to continue to qualify as a REIT.
Item 1B.	Unresolved Staff Comments.
None.
Item 2.	Properties.
Our headquarters are located in a leased space at 9 West 57th Street, Suite 4920, New York, New York 10019.
Item 3.	Legal Proceedings.
For a description of the Company’s legal proceedings, see “Note 10. Commitments and Contingencies” to our consolidated financial statements included in this Annual Report on Form 10-K.
Item 4.	Mine Safety Disclosures.
Not applicable.

PART II
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.
No public trading market currently exists for the Company's shares of common stock and the Company currently has no immediate plans to list our shares of common stock on a national securities exchange. Until our shares are listed on a national securities exchange, if ever, the Company's stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase requirements. On November 2, 2020, the board of directors, upon the recommendation of the Audit Committee of the board, unanimously approved and established the estimated NAV per share of the Company’s common stock proposed by the Advisor of $17.88. The estimated per share NAV is based upon the estimated value of the Company’s assets less the Company’s liabilities as of September 30, 2020. This valuation was performed in a manner consistent with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association in April 2013, including the use of independent third-party valuation firms to estimate the fair value of our loan portfolio, securities portfolio and real estate owned portfolio. See our Quarterly Report on Form 10-Q filed with the SEC on November 6, 2020 for the Company's methodology for calculating our estimated per-share NAV.
There is no public trading market for the shares at this time, and there can be no assurance that stockholders would receive $17.88 per share if such a market did exist and they sold their shares or that they will be able to receive such amount for their shares in the future. Nor does this deemed value reflect the distributions that stockholders would be entitled to receive if the Company's investments were sold and the sale proceeds were distributed upon liquidation of the Company's assets. Such a distribution upon liquidation may be less than $17.88 per share for various reasons including changes in values between the September 30, 2020 valuation date and the date of any liquidation. The Company is currently offering our shares for $17.88 pursuant to the DRIP.
Holders
As of February 28, 2021, the Company had 44,135,876 shares of common stock outstanding held by a total of 16,061 stockholders of record.
Distributions
The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ended December 31, 2013. As a REIT, if the Company meets certain organizational and operational requirements and distributes at least 90% of its' “REIT taxable income” (determined before the deduction of dividends paid and excluding net capital gains) to the stockholders in a year, the Company will not be subject to U.S. federal income tax to the extent of the income that we distribute. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its' income and property and U.S. federal income and excise taxes on any undistributed income.
In April 2020, the Company’s board of directors unanimously approved a transition in the timing of the dividend payments, to holders of the Company’s common stock from a monthly payment with daily accruals to a quarterly accrual and payment basis, starting with the second quarter 2020 dividend that was paid in July 2020. Similarly, the Company began paying accrued and unpaid dividends on Preferred Stock on a quarterly basis.
The monthly distributions for the first quarter of 2020 were paid at a daily rate equivalent to $1.44 per annum, per share of common stock. Starting with the second quarter 2020 distribution, the 2020 quarterly distributions were paid at a quarterly rate of $0.275 per share of common stock (equivalent to $1.10 per annum). Distribution payments are dependent on the availability of funds. The board of directors may reduce the amount of distributions paid or suspend distribution payments at any time, and therefore, distribution payments are not assured. Subject to the terms of the Preferred Stock, dividends on the Company’s Preferred Stock are generally paid on an as-converted basis with the common stock.
Distributions are generally payable by the fifth day following each quarter end to stockholders of record at the close of business each day during the prior quarter.

The below table reflects the value of distributions paid in cash and through the DRIP to common stockholders during the years ended December 31, 2020 and 2019 (dollars in thousands):
	Year Ended December 31,
	2020		2019
Distributions:
Cash distributions paid	$36,798		$45,763
Distributions reinvested	8,883		13,901
Total Distributions	$45,681		$59,664
Source of Distribution Coverage:
Net Income	$36,798	80.6%	$45,763	76.7%
Common stock issued under DRIP	8,883	19.4%	13,901	23.3%
Total Sources of Distributions	$45,681	100.0%	$59,664	100.0%
Net Income applicable to common stock (GAAP)	$39,826		$66,914
Share-Based Compensation
Restricted Share Plan
The Company has an employee and director incentive restricted share plan (the “RSP”), which provides the Company with the ability to grant awards of restricted shares to our directors, officers, and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company or certain consultants to the Company and the Advisor and its affiliates. The total number of common shares granted under the RSP may not exceed 5.0% of our authorized common shares, and in any event, will not exceed 4.0 million shares (as such number may be adjusted for stock splits, stock dividends, combinations, and similar events).
Restricted share awards entitle the recipient to receive common shares from the Company under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with the Company. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in common shares shall be subject to the same restrictions as the underlying restricted shares. The fair value of the restricted shares will be expensed over the vesting period of the award.
As of December 31, 2020, the Company has granted 44,876 restricted shares to our independent directors of which 27,823 shares have vested and 5,333 shares were forfeited. The compensation expense associated with the restricted share grants was $0.2 million for the year ended December 31, 2020. Additionally, the Company recorded a distribution payable of $3,248 at December 31, 2020 in connection with these shares.
The following table provides information about our common stock that may be issued under our RSP as of December 31, 2020:
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise of Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	3,977,510
Total	—	—	3,977,510
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The Company's board of directors unanimously approved an amended and restated share repurchase program (the “SRP”), which became effective on February 28, 2016. The SRP enables stockholders to sell their shares to the

Company. Subject to certain conditions, stockholders that purchased shares of the Company's common stock or received their shares from the Company (directly or indirectly) through one or more non-cash transactions and have held their shares for a period of at least one year may request that the Company repurchase their shares of common stock so long as the repurchase otherwise complies with the provisions of Maryland Law. Repurchase requests made following the death or qualifying disability of a stockholder will not be subject to any minimum holding period.
On August 10, 2017, the Company's board of directors amended the SRP to provide that the repurchase price per share for requests will be equal to the lesser of (i) the Company's most recent estimated per-share NAV, as approved by the Company's board of directors from time to time, and (ii) the Company's book value per share, computed in accordance with GAAP, multiplied by a percentage equal to (i) 92.5%, if the person seeking repurchase has held his or her shares for a period greater than one year and less than two years; (ii) 95%, if the person seeking repurchase has held his or her shares for a period greater than two years and less than three years; (iii) 97.5%, if the person seeking repurchase has held his or her shares for a period greater than three years and less than four years; or (iv) 100%, if the person seeking repurchase has held his or her shares for a period greater than four years or in the case of requests for death or qualifying disability. Investors in our private placements are not eligible to participate in the SRP for three years.
The Company’s most recent estimated per-share NAV is $17.88 and the Company’s GAAP book value per share as of December 31, 2020 was $17.94.
Repurchases pursuant to the SRP, when requested, generally will be made semiannually (each six-month period ending June 30 or December 31, a “fiscal semester”). Repurchases for any fiscal semester will be limited to a maximum of 2.5% of the weighted average number of shares of common stock outstanding during the previous fiscal year, with a maximum for any fiscal year of 5.0% of the weighted average number of shares of common stock outstanding during the previous fiscal year. Funding for repurchases pursuant to the SRP for any given fiscal semester will be limited to proceeds received during that same fiscal semester through the issuance of common stock pursuant to any DRIP in effect from time to time, provided that the Company's board of directors has the power, in its sole discretion, to determine the amount of shares repurchased during any fiscal semester as well as the amount of funds to be used for that purpose. In addition, the board of directors may reject a request for redemption at any time. Due to these limitations, we cannot guarantee that we will be able to accommodate all repurchase requests made during any fiscal semester or fiscal year. Pending repurchase requests will be honored on a pro rata basis. The Company will generally pay repurchase proceeds, less any applicable tax or other withholding required by law, by the 31st day following the end of the fiscal semester during which the repurchase request was made.
When a stockholder requests repurchase and the repurchase is approved, the Company will reclassify such obligation from equity to a liability based on the settlement value of the obligation. Shares repurchased under the SRP will have the status of authorized but unissued shares.
Share repurchase activity under the SRP during the year ended December 31, 2020 was as follows:
	Number of Shares Repurchased	Average Price per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs
January 1 - January 31, 2020	373,135	$18.56	373,135	—
February 1 - February 28, 2020	—	N/A	—	—
March 1 - March 31, 2020	—	N/A	—	—
April 1 - April 30, 2020	—	N/A	—	—
May 1 - May 31, 2020	—	N/A	—	—
June 1 - June 30, 2020	—	N/A	—	—
July 1 - July 31, 2020	206,332	$16.25	206,332	—
August 1 - August 31, 2020	—	N/A	—	—
September 1 - September 30, 2020	—	N/A	—	—
October 1 - October 31, 2020	—	N/A	—	—
November 1 - November 30, 2020	—	N/A	—	—
December 1 - December 31, 2020	—	N/A	—	—
Total	579,467		579,467

For additional details about the SRP, see “Share Repurchase Program” in “Note 9 - Stock Transactions” to our consolidated financial statements included in this Annual Report on Form 10-K.
Item 6.	Selected Financial Data.
Intentionally Omitted.
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying financial statements of Benefit Street Partners Realty Trust, Inc. the notes thereto and other financial information included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements reflecting the Company’s current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections of this Annual Report entitled “Risk Factors” and “Forward-Looking Statements.”
Overview
We were incorporated in Maryland on November 15, 2012 and have conducted our operations to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2013. The Company, through a subsidiary which is treated as a TRS, is indirectly subject to U.S. federal, state and local income taxes. We commenced business in May 2013. We primarily originate, acquire and manage a diversified portfolio of commercial real estate debt investments secured by properties located within and outside of the United States. Commercial real estate debt investments may include first mortgage loans, subordinated mortgage loans, mezzanine loans and participations in such loans. Substantially all of our business is conducted through the OP, a Delaware limited partnership. We are the sole general partner and directly or indirectly hold all of the units of limited partner interests in the OP.
The Company has no direct employees. We are managed by our Advisor pursuant to an Amended and Restated Advisory Agreement, dated January 19, 2018 (the “Advisory Agreement”). Our Advisor manages our affairs on a day-to-day basis. The Advisor receives compensation and fees for services related to the investment and management of our assets and our operations.
The Advisor, an SEC-registered investment adviser, is a credit-focused alternative asset management firm. The Advisor manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies including high yield, levered loans, private / opportunistic debt, liquid credit, structured credit and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass the Advisor’s robust platform. On February 1, 2019, Franklin Resources, Inc. and Templeton International, Inc. (collectively, “Franklin Templeton”) acquired the Advisor (the “Transaction”). The Transaction did not impact the terms of the Advisory Agreement and the Transaction did not result in any changes to the executive officers of the Company.
The Company invests in commercial real estate debt investments, which may include first mortgage loans, subordinated mortgage loans, mezzanine loans and participations in such loans. The Company also originates conduit loans which the Company intends to sell through its TRS into CMBS securitization transactions at a profit. The Company also owns real estate which it acquires through foreclosure and deed in lieu of foreclosure, and which it purchases for investment, typically subject to triple net leases.
The Company also invests in commercial real estate securities. Real estate securities may include CMBS, senior unsecured debt of publicly traded REITs, debt or equity securities of other publicly traded real estate companies and CDOs.
COVID-19 Pandemic
Since December 2019, COVID-19 has spread globally, including to every state in the United States. In March 2020, the World Health Organization declared COVID-19 a pandemic, and subsequently, the United States declared a national emergency. The COVID-19 pandemic has had significant repercussions across domestic and global economies and financial markets, including the industries in which our borrowers operate. The global impact of the COVID-19 outbreak evolved rapidly and many governmental authorities, including state and local governments in regions in which our borrowers own properties, have reacted by instituting government restrictions, border closings, quarantines, “shelter-in-place” orders and “social distancing” guidelines which have forced many of our borrowers to suspend or significantly restrict their business activities. The effects of the pandemic have resulted in a dramatic increase in national unemployment and numerous corporate bankruptcies.
The COVID-19 pandemic has had and is continuing to have a negative impact on our operations, however during the second half of 2020 the impact was less significant:
Impact on Operating Results. With respect to our operating results for the year ended December 31, 2020, the COVID-19 pandemic drove a significant increase in our allowance for credit loss provision on our loan portfolio and an increase in the realized loss on our securities portfolio. Specifically, for the year ended December 31, 2020, we experienced an increase in our provision for expected credit losses on our loan portfolio, primarily driven by the decline in the overall economic outlook as a result of the COVID-19 pandemic. Additionally, we had realized losses of $10.1 million on our real estate securities portfolio, the majority of which occurred during the first half of 2020. This was a result of dislocation in the broader capital markets and uncertainty due to COVID-19 and its expected impact on values of properties underlying our real-estate debt assets. Due primarily to changes in market conditions associated with the COVID-19 pandemic, the weighted average risk rating of our loan portfolio increased from 2.1 as of December 31, 2019 to 2.2 as of December 31, 2020, and the amortized cost basis of our loans past due increased by $37.8 million to $94.9 million over this period.
In the second and third quarters of 2020, we made limited modifications to certain loans to assist borrowers during the COVID-19 pandemic, but none of these modifications qualify as troubled debt restructurings (“TDRs”).
Impact on Liquidity. During the year ended December 31, 2020, there were significant disruptions in the financial markets that impacted our real estate securities portfolio. This resulted in decreases in market value for these assets due to volatility and lack of liquidity. During the second quarter of 2020, we received margin calls from certain of our lenders due to the decline in pricing, which we satisfied through the contribution of additional cash, thereby reducing our liquidity position and substantially reducing our levered returns on this portfolio of assets. As of December 31, 2020 the Company has significantly reduced its real estate securities portfolio, further reducing mark to market exposure and the associated liquidity risk from counterparty margin calls on real estate securities repurchase agreements compared to prior quarters. In addition, the financial market dislocations created by the COVID-19 pandemic have currently made financing through CDO or CLO securitizations more difficult.
The extent to which the COVID-19 pandemic impacts our future operating results and liquidity will depend on future developments which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, including any resurgences, or mutations of the virus, the direct and indirect economic effects of the pandemic and containment measures, and the effectiveness of vaccines and treatment therapies and the distribution thereof. The inability of our borrowers to meet their loan obligations and/or borrowers filing for bankruptcy protection would reduce our cash flows, which would impact our ability to pay dividends to our stockholders. As a result of the adverse effects of the COVID-19 pandemic, starting the second quarter of 2020 our board of directors reduced the amount of our regular common stock dividend. The board may reduce or eliminate the dividend in the future in the event of further economic deterioration or dislocations in the capital markets.
Estimated Per Share NAV
On November 2, 2020, the board of directors, upon the recommendation of the Audit Committee of the board, unanimously approved and established the estimated net asset value (“NAV”) per share of the Company’s common stock proposed by the Advisor of $17.88. The estimated per share NAV is based upon the estimated value of the Company’s assets less the Company’s liabilities as of September 30, 2020 (the “Valuation Date”). This valuation was performed in a manner consistent with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association in April 2013, including the use of independent third-party valuation firms to estimate the fair value of our loan portfolio, securities portfolio and real estate owned portfolio.
These valuation firms estimated the value of our loan portfolio using customary valuation methods, including a discounted cash flow analysis with respect to our loan portfolio, available market pricing information with respect to our securities portfolio, and real estate appraisals with respect to our real estate owned portfolio. Based on these methodologies these firms determined a range of estimated valuations. To estimate the Company’s NAV, the Advisor added the amounts of cash and other tangible assets reflected on our balance sheet (as computed in accordance with

GAAP) and subtracted our liabilities as reflected on our balance sheet (computed in accordance with GAAP). Based on this the Advisor estimated that the Company’s NAV as of September 30, 2020 is $17.88 which is the midpoint of the valuation range of $17.14 to $18.62.
The Advisor recommended our board of directors approve the estimated per share NAV of $17.88. As with any methodology used to estimate value, the methodologies employed to estimate the NAV were based upon a number of estimates and assumptions that may not be accurate or complete. If different judgments, assumptions or opinions were used, a different estimate would likely result.
We believe that the method used to determine the estimated per share NAV of the Company’s common stock is the methodology most commonly used by public, non-listed REITs to estimate per share NAV. The estimated per share NAV does not represent the per share amount a third party would pay to acquire us, or the price at which our common stock would trade in the event we were listed on a national securities exchange. For example, the estimated per share NAV of the Company’s common stock does not reflect a liquidity discount for the fact that the shares are not currently traded on a national securities exchange and other costs that may be incurred in connection with a liquidity event. Our estimated per share NAV does not reflect the conversion of any of our Series A convertible preferred stock (“Series A Preferred Stock”) or Series C convertible preferred stock (“Series C Preferred Stock,” and with the Series A Preferred Stock, the “Preferred Stock”).
The estimated per share NAV was determined at a moment in time and as of the Valuation Date and the values of our assets and liabilities will change over time as a result of changes relating to the individual loans in our portfolio as well as changes and developments in the real estate and capital markets generally, including changes in interest rates. For example, material adverse developments in the real estate or credit markets related to the COVID-19 pandemic after September 30, 2020 would have a significant impact on our estimated per share NAV. Therefore, stockholders should not rely on the estimated per share NAV in making a decision to buy or sell shares of our common stock.
Significant Accounting Estimates and Critical Accounting Policies
Our financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the application of management’s most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses. As our expected operating plans occur, we will describe additional critical accounting policies in the notes to our future financial statements in addition to those discussed below.
Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty.
Commercial Mortgage Loans
Commercial mortgage loans that are held for investment purposes and are anticipated to be held until maturity, are carried at cost, net of unamortized acquisition expenses, discounts or premiums and unfunded commitments. Commercial mortgage loans, held for investment purposes, will be carried at amortized cost less a specific allowance for credit loss. Interest income is recorded on the accrual basis and related discounts, premiums and acquisition expenses on investments are amortized over the life of the investment using the effective interest method. Amortization is reflected as an adjustment to interest income in our consolidated statements of operations. Guaranteed loan exit fees payable by the borrower upon maturity are accreted over the life of the investment using the effective interest method. The accretion of guaranteed loan exit fees is recognized in interest income in our consolidated statements of operations and the associated receivable is included in the consolidated balance sheet.
Commercial mortgage loans that are intended to be sold in the foreseeable future are reported as held-for-sale and are transferred at fair value then recorded at the lower of cost or fair value with changes recorded through the statement of operations. Unamortized loan origination costs for commercial mortgage loans held-for-sale that are carried at the lower of cost or fair value are capitalized as part of the carrying value of the loans and recognized upon the sale of such loans. Amortization of origination costs ceases upon transfer of commercial mortgage loans to held-for-sale.
The Company has elected to measure commercial mortgage loans held-for-sale in the Company's TRS under the fair value option to better reflect those commercial mortgage loans that are part of securitization warehousing activity. These commercial mortgage loans are included in the Commercial mortgage loans, held-for-sale, measured at fair value in the consolidated balance sheet. Interest income received on commercial mortgage loans held-for-sale is recorded on the accrual basis of accounting and is included in interest income in the consolidated statements of operations. Acquisition expenses on originating these investments are expensed when incurred.
Real Estate Owned
Real estate owned assets are carried at their estimated fair value at acquisition and presented net of accumulated depreciation and impairment charges. The Company allocates the purchase price of acquired real estate assets based on the fair value of the acquired land, building, furniture, fixtures and equipment.
Real estate owned assets are depreciated using the straight-line method over estimated useful lives of up to 40 years for buildings and improvements and up to 15 years for furniture, fixtures and equipment. Renovations and/or replacements that improve or extend the life of the real estate owned assets are capitalized and depreciated over their estimated useful lives. Real estate owned revenue is recognized when the Company satisfies a performance obligation by transferring a promised good or service to a customer. The Company is considered to have satisfied all performance obligation at a point in time.
Real estate owned assets that are probable to be sold within one year are reported as held-for-sale. Real estate owned assets classified as held-for-sale shall be measured at the lower of its carrying amount or fair value less cost to sell. Real estate owned assets shall not be depreciated or amortized while it is classified as held-for-sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held-for-sale shall continue to be accrued. Upon the disposition of a real estate owned asset, the Company calculates realized gains and losses as net proceeds received less the carrying value of the real estate owned asset. Net proceeds received are net of direct selling costs associated with the disposition of the real estate owned asset.
Credit Losses
The allowance for credit losses for the Company’s financial instruments carried at amortized cost and off-balance sheet credit exposures, such as loans held for investment and unfunded loan commitments represents a lifetime estimate of expected credit losses. Factors considered by the Company when determining the allowance for credit losses reserve include loan-specific characteristics such as loan-to-value (“LTV”) ratio, vintage year, loan term, property type, occupancy and geographic location, financial performance of the borrower, expected payments of principal and interest, as well as internal or external information relating to past events, current conditions and reasonable and supportable forecasts.
The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist for multiple financial instruments. If similar risk characteristics do not exist, the Company measures the allowance for credit losses on an individual instrument basis. The determination of whether a particular financial instrument should be included in a pool can change over time. If a financial asset’s risk characteristics change, the Company evaluates whether it is appropriate to continue to keep the financial instrument in its existing pool or evaluate it individually.
In measuring the allowance for credit losses for financial instruments including our unfunded loan commitments that share similar risk characteristics, the Company primarily applies a probability of default (“PD”)/loss given default (“LGD”) model for instruments that are collectively assessed, whereby the allowance for credit losses is calculated as the product of PD, LGD and exposure at default (“EAD”). The Company’s model principally utilizes historical loss rates derived from a commercial mortgage backed securities database with historical losses from 1998 to 2020 provided by a reputable third party, forecasting the loss parameters using a scenario-based statistical approach over a reasonable and supportable forecast period of twelve months, followed by an immediate reversion to average historical losses. For financial instruments assessed on an individual basis, including when it is probable that the Company will be unable to collect the full payment of principal and interest on the instrument, the Company applies a discounted cash flow (“DCF”) methodology.
For financial instruments where the borrower is experiencing financial difficulty based on the Company’s assessment at the reporting date and the repayment is expected to be provided substantially through the operation or sale of the collateral, the Company may elect to use as a practical expedient the fair value of the collateral at the reporting date when determining the allowance for credit losses.
In developing the allowance for credit losses for its loans held for investment, the Company performs a comprehensive analysis of its loan portfolio and assigns risk ratings to loans that incorporate management's current judgments about their credit quality based on all known and relevant internal and external factors that may affect collectability, using similar factors as those in developing the allowance for credit losses. This methodology results in loans being segmented by risk classification into risk rating categories that are associated with estimated probabilities of default and principal loss. Risk rating categories range from “1” to “5” with “1” representing the lowest risk of loss and “5” representing the highest risk of loss with the ratings updated quarterly.
Loans are placed on nonaccrual status and considered non-performing when full payment of principal and interest is unpaid for 90 days or more or where reasonable doubt exists as to timely collection, unless the loan is both well secured and in the process of collection. Interest received on nonaccrual status loans are accounted for under the cost-recovery method, until qualifying for return to accrual. Upon restructuring the nonaccrual loan, the Company may return a loan to accrual status when repayment of principal and interest is reasonably assured.
Real Estate Securities
On the acquisition date, all of our commercial real estate securities will be classified as available for sale and will be carried at fair value, with any unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. However, we may elect to transfer these assets to trading securities, and as a result, any unrealized gains or losses on such real estate securities will be recorded as unrealized gains or losses on investments in our consolidated statements of operations. Related discounts, premiums, and acquisition expenses on investments are amortized over the life of the investment using the effective interest method. Amortization is reflected as an adjustment to interest income in the consolidated statements of operations.
Credit Impairment Analysis of Real Estate Securities
Commercial real estate securities for which the fair value option has not been elected will be periodically evaluated for credit impairment. AFS real estate securities which have experienced a decline in the fair value below their amortized cost basis (i.e., impairment) are evaluated each reporting period to determine whether the decline in fair value is due to credit-related factors. Any impairment that is not credit-related is recognized in other comprehensive income, while credit-related impairment is recognized as an allowance on the consolidated balance sheets with a corresponding adjustment on the consolidated statements of operations. If the Company intends to sell an impaired real estate security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount is recognized in the consolidated statements of operations with a corresponding adjustment to the security’s amortized cost basis.
The Company analyzes the AFS security portfolio on a periodic basis for credit losses at the individual security level using the same criteria described above for those amortized cost financial assets subject to an allowance for credit losses including but not limited to; performance of the underlying assets in the security, borrower financial resources and investment in collateral, collateral type, credit ratings, project economics and geographic location as well as national and regional economic factors.
The non-credit loss component of the unrealized loss within the Company’s AFS portfolio is recognized as an adjustment to the individual security’s asset balance with an offsetting entry to other comprehensive income in the consolidated balance sheets.
Commercial real estate securities for which the fair value option has been elected will not be evaluated for other-than-temporary impairment as changes in fair value are recorded in our consolidated statement of operations.

Income Taxes
The Company has conducted its operations to qualify as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2013. As a REIT, if the Company meets certain organizational and operational requirements and distribute at least 90% of our “REIT taxable income” (determined before the deduction of dividends paid and excluding net capital gains) to our stockholders in a year, it will not be subject to U.S. federal income tax to the extent of the income that it distributes. However, even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on our income in addition to U.S. federal income and excise taxes on its undistributed income. The Conduit business segment is operated through the Company’s TRS. The TRS is subject to U.S. federal and applicable state income taxes.
Derivatives and Hedging Activities
The Company recognizes all derivatives on the consolidated balance sheets at fair value. The Company does not designate derivatives as hedges to qualify for hedge accounting for financial reporting purposes and therefore any net payments under, or fluctuations in the fair value of these derivatives have been recognized currently in gain/(loss) on derivative instruments in the accompanying consolidated statements of operations. The Company records derivative asset and liability positions on a gross basis with any collateral posted with or received from counterparties recorded separately on the Company’s consolidated balance sheets. Certain derivatives that the Company has entered into are subject to master netting agreements with its counterparties, allowing for netting of the same transaction, in the same currency, on the same date.
Per Share Data
The Company’s Series of Preferred Stock are considered to be participating securities. As such, the Company is required to include the Preferred Stock in the calculation of basic earnings per share and calculate basic earnings per share using the two-class method. The Company’s dilutive earnings per share calculation is computed using the more dilutive result of the treasury stock method, assuming the participating security is a potential common share, or the two-class method, assuming the participating security is not converted. Diluted earnings per share reflects the potential dilution that could occur from shares outstanding if potential shares of common stock with a dilutive effect have been issued in connection with the restricted stock plan or upon conversion of the outstanding shares of the Company’s Preferred Stock, except when doing so would be anti-dilutive.
Results of Operations
Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019
The Company conducts its business through the following segments:
•
The real estate debt business focuses on originating, acquiring and asset managing commercial real estate debt investments, including first mortgages, subordinate mortgages, mezzanine loans and participations in such loans.

•
The real estate securities business focuses on investing in and asset managing commercial real estate securities primarily consisting of CMBS and may include unsecured REIT debt, CDO notes and other securities.

•
The conduit business operated through the Company's TRS, which is focused on generating superior risk-adjusted returns by originating and subsequently selling fixed-rate commercial real estate loans into the CMBS securitization market at a profit.

•	The real estate owned business represents real estate acquired by the Company through foreclosure, deed in lieu of foreclosure, or purchase.
Net Interest Income
Net interest income is generated on our interest-earning assets less related interest-bearing liabilities and is recorded as part of our real estate debt, real estate securities and TRS segments.

The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the years ended December 31, 2020 and 2019 (dollars in thousands):
	Year Ended December 31,
	2020			2019
	Average Carrying Value(1)	Interest Income / Expense(2)	WA Yield / Financing Cost(3)	Average Carrying Value(1)	Interest Income / Expense(2)	WA Yield / Financing Cost(3)
Interest-earning assets:
Real estate debt	$2,606,081	$165,907	6.4%	$2,482,946	$181,434	7.3%
Real estate conduit	83,618	3,111	3.7%	132,042	7,716	5.8%
Real estate securities	351,859	10,854	3.1%	153,484	6,149	4.0%
Total	$3,041,558	$179,872	5.9%	$2,768,472	$195,299	7.1%
Interest-bearing Liabilities:
Repurchase agreements - commercial mortgage loans	$249,289	$10,908	4.4%	$259,945	$16,816	6.5%
Other financing and loan participation- commercial mortgage loans	16,704	916	5.5%	2,686	225	8.4%
Repurchase agreements - real estate securities	313,227	13,637	4.4%	161,460	5,117	3.2%
Collateralized loan obligations	1,706,207	41,095	2.4%	1,641,740	67,927	4.1%
Derivative instruments	—	—	N/A	—	334	N/A
Total	$2,285,427	$66,556	2.9%	$2,065,831	$90,419	4.4%
Net interest income/spread		$113,316	3.0%		$104,880	2.7%
Average leverage %(4)	75.1%			74.6%
Weighted average levered yield(5)			15.0%			14.9%
(1)
Based on amortized cost for real estate debt and real estate securities and principal amount for repurchase agreements. Amounts are calculated based on daily averages for the years ended December 31, 2020 and 2019, respectively.

(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as interest income or expense divided by average carrying value.
(4)	Calculated by dividing total average interest-bearing liabilities by total average interest-earning assets.
(5)	Calculated by dividing net interest income/spread by the average interest-earning assets less average interest-bearing liabilities.
Interest income
Interest income for the years ended December 31, 2020 and 2019 totaled $179.9 million and $195.3 million, respectively. As of December 31, 2020, our portfolio consisted of 130 commercial mortgage loans, three commercial mortgage loans, held-for-sale, measured at fair value and nine investments in CMBS. The main driver in the decrease in interest income was due to a decrease in the one-month LIBOR, the benchmark index for our loans. The decrease in the one-month LIBOR was partially offset by the index floors we have on our loans and a higher average carrying value of interest-earning assets in the year ended December 31, 2020.
Interest expense
Interest expense for the year ended December 31, 2020 decreased to $66.6 million compared to interest expense for the year ended December 31, 2019 of $90.4 million. Similar to our interest income, the decrease in interest expense was due to a decrease in the one-month LIBOR, the benchmark index for our financing lines.
Realized Gain/Loss on Commercial Mortgage Loans Held-for-Sale
Realized gain on commercial mortgage loans held-for-sale, measured at fair value at the TRS for the year ended December 31, 2020 was $15.9 million compared to $37.8 million for the year ended December 31, 2019. The

$21.9 million decrease in realized gain was due to lower sales volumes with total proceeds of $328.1 million from the sale of fixed-rate commercial real estate loans into the CMBS securitization market during the year ended December 31, 2020 versus transactions of total proceeds of $1,013.1 million for the year ended December 31, 2019.
Realized Gain/Loss on Real Estate Securities Available for Sale
For the year ended December 31, 2020 our real estate securities, available for sale, measured at fair value had a realized loss of $10.1 million included within the consolidated statements of operations. The loss is attributable to 20 CMBS securities sold during the year ended December 31, 2020 in response to the dislocations in the capital markets due to COVID-19. There had been no sales of CMBS securities during the year ended December 31, 2019.
Unrealized Gain/Loss on Real Estate Securities Available for Sale
For the year ended December 31, 2020 our real estate securities, available for sale, measured at fair value had an unrecognized unrealized loss of $7.3 million included within the consolidated statements of comprehensive income. The deterioration in fair value of real estate securities for the year ended December 31, 2020 can be attributed to the significant market volatility and credit uncertainties related to the outbreak of COVID-19 followed by some recovery in CMBS markets in the second half of 2020.
Expenses from operations
Expenses from operations for the years ended December 31, 2020 and 2019 were made up of the following (dollars in thousands):
	Year Ended December 31,
	2020	2019
Asset management and subordinated performance fee	$15,178	$16,226
Acquisition expenses	696	900
Administrative services expenses	13,120	16,363
Professional fees	10,964	11,631
Real estate owned operating expenses	3,653	2,802
Depreciation and amortization	2,233	507
Other expenses	3,312	3,771
Total expenses from operations	$49,156	$52,200
The decrease in our expenses from operations was primarily related to lower administrative services expenses. The decrease in administrative services expenses was due to fewer conduit activities during the twelve months ended December 31, 2020, compared to the twelve months ended December 31, 2019. The decrease in asset management and subordinated performance fee was primarily driven by the lower stockholders’ equity and preferred stock for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase in depreciation and amortization expense was due to $2.2 million of expenses incurred on a total of two real estate owned assets during the twelve months ended December 31, 2020, compared to $0.5 million incurred on two real estate owned assets during the twelve months ended December 31, 2019.
Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018
Net Interest Income
Net interest income is generated on our interest-earning assets less related interest-bearing liabilities and is recorded as part of our real estate debt and real estate securities segments.

The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the years ended December 31, 2019 and December 31, 2018 (dollars in thousands):
	Year Ended December 31,
	2019			2018
	Average Carrying Value(1)	Interest Income / Expense(2)	WA Yield / Financing Cost(3)	Average Carrying Value(1)	Interest Income / Expense(2)	WA Yield / Financing Cost(3)
Interest-earning assets:
Real estate debt	$2,482,946	$181,434	7.3%	$1,877,159	$144,967	7.7%
Real estate conduit	132,042	7,716	5.8%	106,703	6,604	6.2%
Real estate securities	153,484	6,149	4.0%	15,166	717	4.7%
Total	$2,768,472	$195,299	7.1%	$1,999,028	$152,288	7.6%
Interest-bearing Liabilities:
Repurchase agreements - commercial mortgage loans	$259,945	$16,816	6.5%	$285,257	$17,023	6.0%
Other financing and loan participation- commercial mortgage loans	2,686	225	8.4%	9,446	1,244	13.2%
Repurchase agreements - real estate securities	161,460	5,117	3.2%	21,986	770	3.5%
Collateralized loan obligations	1,641,740	67,927	4.1%	1,124,424	50,679	4.5%
Derivative instruments	—	334	N/A	—	284	N/A
Total	$2,065,831	$90,419	4.4%	$1,441,113	$70,000	4.9%
Net interest income/spread		$104,880	2.7%		$82,288	2.7%
Average leverage %(4)	74.6%			72.1%
Weighted average levered yield(5)			14.9%			14.7%
(1)
Based on amortized cost for real estate debt and real estate securities and principal amount for repurchase agreements. All amounts are calculated based on quarterly averages for years ended December 31, 2019 and 2018.

(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as interest income or expense divided by average carrying value.
(4)	Calculated by dividing total average interest-bearing liabilities by total average interest-earning assets.
(5)	Calculated by dividing net interest income/spread by the net of interest-earning assets and interest-bearing liabilities.
Interest income
Interest income for the years ended December 31, 2019 and December 31, 2018 totaled $195.3 million and $152.3 million, respectively. As of December 31, 2019, our portfolio consisted of 122 commercial mortgage loans, 7 commercial mortgage loans, held-for-sale, measured at fair value and 21 investments in CMBS. The main driver in the increase in interest income was an increase of $769.4 million in the average carrying value of our interest-earning assets.
Interest expense
Interest expense for the year ended December 31, 2019 increased to $90.4 million compared to interest expense for the year ended December 31, 2018 of $70.0 million. The increase in interest expense was due to an increase of $624.7 million in the average carrying value of our interest-bearing liabilities.
Realized Gain/Loss on Commercial Mortgage Loans Held-for-Sale
Realized gain on commercial mortgage loans held-for-sale, measured at fair value at the TRS for the year ended December 31, 2019 was $37.8 million compared to $11.3 million for the year ended December 31, 2018. The

$26.5 million increase in realized gain was due to total proceeds of $1,013.1 million from the sale of fixed-rate commercial real estate loans into the CMBS securitization market during the year ended December 31, 2019 versus transactions of total proceeds of $567.4 million for the year ended December 31, 2018.
Expenses from operations
Expenses from operations for the years ended December 31, 2019 and 2018 were made up of the following (dollars in thousands):
	Year Ended December 31,
	2019	2018
Asset management and subordinated performance fee	$16,226	$10,299
Acquisition expenses	900	452
Administrative services expenses	16,363	13,446
Professional fees	11,631	8,318
Real estate owned operating expenses	2,802	—
Depreciation and amortization	507	—
Other expenses	3,771	4,887
Total expenses from operations	$52,200	$37,402
The increase in our expenses from operations was primarily related to asset management and subordinated performance fees, administrative services expenses and professional fees. The increase in asset management and subordinated performance fee was primarily driven by the larger stockholders’ equity and preferred stock for the year ended December 31, 2019, compared to the year ended December 31, 2018. In addition to a higher equity base, we accrued approximately $2.0 million of subordinated performance fee during the year ended December 31, 2019 compared to $0.0 million during the year ended December 31, 2018. The increase in administrative services expenses and professional fees was primarily driven by the increase in outstanding equity during 2019 and a larger portfolio. In addition, the increase in real estate owned operating expense was driven by the two new real estate owned assets on our balance sheet for the year ended December 31, 2019, compared to none for the year ended December 31, 2018.
Portfolio
As of December 31, 2020 and 2019, our portfolio consisted of 130 and 122 commercial mortgage loans, respectively, excluding commercial mortgage loans accounted for under the fair value option. The commercial mortgage loans held for investment as of December 31, 2020 and December 31, 2019 had a total carrying value, net of allowance for credit losses, of $2,693.8 million and $2,762.0 million, respectively. As of December 31, 2020 and 2019 the Company's total commercial mortgage loans, held-for-sale, measured at fair value comprised of three loans with total fair value of $67.6 million and seven loans with total fair value of $112.6 million, respectively. As of December 31, 2020 and 2019, our real estate securities, available for sale, at fair value comprised of nine CMBS investments with total fair value of $171.1 million and 21 CMBS investments with total fair value of $386.3 million. As of December 31, 2020 and December 31, 2019, our other real estate investments, measured at fair value, comprised one investment with a total fair value of $2.5 million and $2.6 million, respectively. As of December 31, 2020 and December 31, 2019, our real estate owned portfolio comprised one investment with a carrying value of $26.5 million and two investments with a carrying value of $35.3 million, respectively.
As of December 31, 2020, we had two loans with unpaid contractual principal balance for a total carrying value of $94.9 million, one with interest past due for greater than 90 days and the other with interest past due greater than 30 days. We did not take any asset specific reserves for these loans. As of December 31, 2019, we had one loan with unpaid contractual principal balance and carrying value of $57.1 million that had interest past due for greater than 90 days.
As of December 31, 2020 and 2019, our commercial mortgage loans, excluding commercial mortgage loans accounted for under the fair value option, had a weighted average coupon of 5.5% and 5.6%, and a weighted average remaining life of 1.7 years and 1.8 years, respectively. As of December 31, 2020 and 2019, our CMBS investments had a weighted average coupon of 2.2% and 3.7%, and a weighted average remaining life of 12.8 years and 15.8 years, respectively.

The following charts summarize our commercial mortgage loans, held for investment, by coupon rate type, collateral type and geographical region as of December 31, 2020 and 2019:

Rate Type - December 31, 2020

4.6%
95.4%
Fixed
Floating

Rate Type - December 31, 2019
2.6%
97.4%
Fixed
Floating

Collateral Type - December 31, 2020
2.6%
0.6%
3.2%
14.8%
2.9%
8.9%
3.8%
19.0%
44.2%
Hospitality
Multifamily
Retail
Self-Storage
Manufactured Housing
Mixed Use
Office
Industrial
Land

Collateral Type - December 31, 2019
1.6%
0.6%
2.4%
4.0%
4.3%
16.1%
2.1%
15.0%
53.8%
Hospitality
Multifamily
Retail
Self-Storage
Mixed Use
Office
Industrial
Manufactured Housing

Region - December 31, 2020

2.6%
5.0%
15.2%
17.4%
7.3%
4.3%
18.9%
29.3%
Mideast
Plains
Southwest
Far West
New England
Great Lakes
Southeast
Rocky Mountain
Various

Region - December 31, 2019

7.9%
12.1%
20.8%
3.3%
5.8%
3.6%
18.9%
27.6%
Mideast
Great Lakes
Plains
Southeast
Southwest
Rocky Mountain
Far West
Various

An investments region classification is defined according to the below map based on the location of investments secured property.

The following charts show the par value by contractual maturity year for the investments in our portfolio as of December 31, 2020 and 2019:

The following table shows selected data from our commercial mortgage loans, held for investment in our portfolio as of December 31, 2020 (dollars in thousands):
Loan Type	Property Type	Par Value	Interest Rate(1)	Effective Yield	Loan to Value(2)
Senior Debt 1	Industrial	$33,655	1 month LIBOR + 4.00%	4.20%	65.0%
Senior Debt 2	Mixed Use	12,839	1 month LIBOR + 5.00%	5.75%	73.3%
Senior Debt 3	Office	14,034	1 month LIBOR + 4.45%	5.45%	64.2%
Senior Debt 4	Office	8,391	1 month LIBOR + 6.00%	7.00%	74.0%
Senior Debt 5	Multifamily	37,812	1 month LIBOR + 3.35%	5.60%	76.0%
Senior Debt 6	Office	26,811	1 month LIBOR + 4.15%	5.40%	69.5%
Senior Debt 7	Hospitality	10,400	1 month LIBOR + 6.25%	6.50%	61.6%
Senior Debt 8	Hospitality	5,894	1 month LIBOR + 3.50%	4.50%	77.0%
Senior Debt 9	Hospitality	57,075	1 month LIBOR + 5.19%	6.19%	51.8%
Senior Debt 10	Multifamily	77,945	1 month LIBOR + 4.50%	5.50%	22.4%

Loan Type	Property Type	Par Value	Interest Rate(1)	Effective Yield	Loan to Value(2)
Senior Debt 11	Hospitality	10,250	1 month LIBOR + 5.25%	6.25%	60.7%
Senior Debt 12	Hospitality	23,000	1 month LIBOR + 6.00%	6.50%	48.1%
Senior Debt 13	Office	23,726	1 month LIBOR + 5.15%	6.60%	56.4%
Senior Debt 14	Multifamily	41,826	1 month LIBOR + 3.70%	4.50%	63.7%
Senior Debt 15	Hospitality	28,272	1 month LIBOR + 4.00%	5.25%	68.0%
Senior Debt 16	Hospitality	22,700	1 month LIBOR + 4.40%	5.00%	72.7%
Senior Debt 17	Multifamily	35,886	1 month LIBOR + 3.00%	4.50%	83.6%
Senior Debt 18	Self Storage	3,851	1 month LIBOR + 4.05%	5.00%	45.5%
Senior Debt 19	Self Storage	6,496	1 month LIBOR + 4.05%	5.05%	55.8%
Senior Debt 20	Self Storage	7,606	1 month LIBOR + 4.05%	5.05%	57.6%
Senior Debt 21	Self Storage	2,400	1 month LIBOR + 4.05%	5.00%	37.6%
Senior Debt 22	Self Storage	6,310	1 month LIBOR + 5.05%	5.19%	59.1%
Senior Debt 23	Hospitality	22,355	1 month LIBOR + 3.50%	4.80%	68.8%
Senior Debt 24	Mixed Use	59,451	1 month LIBOR + 4.87%	5.27%	49.0%
Senior Debt 25	Office	21,100	1 month LIBOR + 3.75%	5.80%	70.0%
Senior Debt 26	Self Storage	6,299	1 month LIBOR + 6.00%	7.75%	58.9%
Senior Debt 27	Office	16,342	1 month LIBOR + 3.40%	5.30%	67.5%
Senior Debt 28	Retail	29,500	6.25%	6.25%	68.5%
Senior Debt 29	Self Storage	11,966	1 month LIBOR + 5.50%	7.25%	68.1%
Senior Debt 30	Multifamily	16,172	1 month LIBOR + 3.15%	4.95%	80.3%
Senior Debt 31	Multifamily	22,417	1 month LIBOR + 3.40%	4.95%	80.5%
Senior Debt 32	Multifamily	29,868	1 month LIBOR + 3.35%	5.25%	73.0%
Senior Debt 33	Land	16,400	1 month LIBOR + 6.00%	8.25%	45.7%
Senior Debt 34	Hospitality	8,523	1 month LIBOR + 4.80%	6.75%	62.5%
Senior Debt 35	Industrial	14,160	1 month LIBOR + 3.95%	5.95%	66.4%
Senior Debt 36	Multifamily	48,500	1 month LIBOR + 3.75%	6.15%	69.5%
Senior Debt 37	Multifamily	23,295	1 month LIBOR + 5.70%	7.50%	70.7%
Senior Debt 38	Office	7,200	1 month LIBOR + 3.90%	5.95%	67.6%
Senior Debt 39	Manufactured Housing	8,893	1 month LIBOR + 4.40%	6.50%	60.3%
Senior Debt 40	Hospitality	14,000	1 month LIBOR + 4.47%	6.72%	44.8%
Senior Debt 41	Retail	14,250	1 month LIBOR + 3.95%	6.45%	61.2%
Senior Debt 42	Hospitality	21,000	1 month LIBOR + 4.14%	6.64%	56.0%
Senior Debt 43	Multifamily	24,711	1 month LIBOR + 3.10%	5.40%	73.1%
Senior Debt 44	Multifamily	37,643	1 month LIBOR + 3.10%	5.40%	73.4%
Senior Debt 45	Office	42,631	1 month LIBOR + 3.50%	5.75%	71.0%
Senior Debt 46	Retail	8,500	1 month LIBOR + 7.50%	7.64%	51.6%
Senior Debt 47	Hospitality	10,580	1 month LIBOR + 4.50%	6.75%	68.7%
Senior Debt 48	Multifamily	18,100	1 month LIBOR + 3.40%	5.35%	76.4%
Senior Debt 49	Hospitality	19,900	1 month LIBOR + 4.15%	6.50%	61.8%
Senior Debt 50	Multifamily	18,656	1 month LIBOR + 3.10%	5.50%	67.4%
Senior Debt 51	Office	34,400	1 month LIBOR + 3.90%	6.15%	68.2%
Senior Debt 52	Hospitality	20,930	1 month LIBOR + 3.75%	6.10%	62.6%
Senior Debt 53	Hospitality	15,500	1 month LIBOR + 4.00%	6.50%	56.4%

Loan Type	Property Type	Par Value	Interest Rate(1)	Effective Yield	Loan to Value(2)
Senior Debt 54	Hospitality	5,250	1 month LIBOR + 4.25%	6.50%	47.7%
Senior Debt 55	Hospitality	12,750	1 month LIBOR + 4.45%	6.85%	62.9%
Senior Debt 56	Hospitality	9,545	1 month LIBOR + 4.50%	6.85%	64.0%
Senior Debt 57	Retail	9,400	1 month LIBOR + 4.20%	6.30%	77.1%
Senior Debt 58	Manufactured Housing	12,200	1 month LIBOR + 3.65%	5.90%	48.4%
Senior Debt 59	Manufactured Housing	24,100	1 month LIBOR + 3.65%	5.90%	53.8%
Senior Debt 60	Multifamily	23,149	1 month LIBOR + 2.65%	4.75%	75.8%
Senior Debt 61	Office	29,750	1 month LIBOR + 3.35%	5.42%	54.3%
Senior Debt 62	Hospitality	34,484	1 month LIBOR + 3.99%	5.74%	31.0%
Senior Debt 63	Multifamily	12,839	1 month LIBOR + 2.65%	4.50%	71.6%
Senior Debt 64	Multifamily	37,021	1 month LIBOR + 2.75%	4.50%	79.3%
Senior Debt 65	Industrial	53,500	1 month LIBOR + 3.75%	5.50%	59.7%
Senior Debt 66	Office	21,825	1 month LIBOR + 3.50%	5.40%	70.9%
Senior Debt 67	Hospitality	7,100	1 month LIBOR + 4.00%	5.75%	70.3%
Senior Debt 68	Industrial	22,230	1 month LIBOR + 3.55%	5.25%	69.7%
Senior Debt 69	Multifamily	21,083	1 month LIBOR + 2.75%	4.25%	71.7%
Senior Debt 70	Multifamily	27,087	1 month LIBOR + 3.15%	4.95%	71.6%
Senior Debt 71	Multifamily	26,130	1 month LIBOR + 2.70%	2.84%	76.0%
Senior Debt 72	Multifamily	7,150	1 month LIBOR + 4.75%	5.80%	75.3%
Senior Debt 73	Multifamily	25,000	1 month LIBOR + 3.00%	4.50%	75.5%
Senior Debt 74	Office	25,500	1 month LIBOR + 4.35%	6.05%	64.9%
Senior Debt 75	Multifamily	14,181	1 month LIBOR + 3.10%	4.50%	63.7%
Senior Debt 76	Office	48,276	1 month LIBOR + 3.70%	5.00%	65.7%
Senior Debt 77	Industrial	25,350	1 month LIBOR + 3.50%	5.20%	58.1%
Senior Debt 78	Multifamily	11,800	1 month LIBOR + 3.15%	4.75%	72.4%
Senior Debt 79	Office	27,598	1 month LIBOR + 2.70%	2.84%	71.4%
Senior Debt 80	Multifamily	75,100	1 month LIBOR + 4.35%	6.00%	64.7%
Senior Debt 81	Manufactured Housing	1,385	5.50%	5.50%	62.8%
Senior Debt 82	Industrial	14,650	1 month LIBOR + 6.00%	6.75%	59.9%
Senior Debt 83	Multifamily	7,149	1 month LIBOR + 4.75%	5.75%	62.6%
Senior Debt 84	Multifamily	6,764	1 month LIBOR + 4.90%	5.65%	53.2%
Senior Debt 85	Multifamily	46,000	1 month LIBOR + 4.75%	5.75%	69.4%
Senior Debt 86	Multifamily	5,550	1 month LIBOR + 6.87%	7.87%	75.0%
Senior Debt 87	Industrial	16,400	1 month LIBOR + 6.25%	7.00%	61.0%
Senior Debt 88	Multifamily	14,505	1 month LIBOR + 4.75%	5.50%	65.3%
Senior Debt 89	Multifamily	23,438	1 month LIBOR + 4.65%	5.40%	52.7%
Senior Debt 90	Multifamily	4,300	1 month LIBOR + 5.50%	6.50%	87.4%
Senior Debt 91	Manufactured Housing	7,680	1 month LIBOR + 4.50%	5.00%	66.7%
Senior Debt 92	Mixed Use	30,465	1 month LIBOR + 5.15%	6.15%	67.0%
Senior Debt 93	Multifamily	3,140	1 month LIBOR + 6.25%	6.75%	73.5%
Senior Debt 94	Industrial	24,657	1 month LIBOR + 4.60%	5.10%	20.7%
Senior Debt 95(3)	Multifamily	—	1 month LIBOR + 5.25%	5.39%	—%
Senior Debt 96	Hospitality	27,000	1 month LIBOR + 6.50%	6.85%	62.7%
Senior Debt 97	Multifamily	2,465	1 month LIBOR + 5.75%	6.50%	66.6%
Senior Debt 98	Multifamily	50,000	1 month LIBOR + 6.69%	7.44%	80.0%
Senior Debt 99	Self Storage	29,895	1 month LIBOR + 5.00%	5.25%	58.8%

Loan Type	Property Type	Par Value	Interest Rate(1)	Effective Yield	Loan to Value(2)
Senior Debt 100	Multifamily	11,622	1 month LIBOR + 4.75%	5.25%	70.0%
Senior Debt 101	Manufactured Housing	3,400	1 month LIBOR + 5.00%	5.25%	58.6%
Senior Debt 102	Multifamily	27,550	1 month LIBOR + 5.75%	6.00%	69.8%
Senior Debt 103	Multifamily	76,000	1 month LIBOR + 4.10%	4.35%	67.9%
Senior Debt 104	Multifamily	58,000	1 month LIBOR + 5.25%	5.39%	74.7%
Senior Debt 105	Manufactured Housing	5,020	1 month LIBOR + 5.25%	5.39%	65.9%
Senior Debt 106	Office	19,003	1 month LIBOR + 4.50%	5.25%	47.9%
Senior Debt 107	Office	69,675	5.15%	5.15%	52.5%
Senior Debt 108	Office	30,900	1 month LIBOR + 5.20%	5.45%	66.0%
Senior Debt 109	Multifamily	10,945	1 month LIBOR + 7.04%	7.29%	63.3%
Senior Debt 110	Self Storage	11,600	1 month LIBOR + 4.76%	5.01%	66.6%
Senior Debt 111	Industrial	24,552	1 month LIBOR + 4.35%	4.60%	69.8%
Senior Debt 112	Manufactured Housing	5,000	1 month LIBOR + 5.90%	6.50%	58.8%
Senior Debt 113	Office	12,750	1 month LIBOR + 5.00%	5.25%	67.8%
Senior Debt 114	Multifamily	40,937	1 month LIBOR + 4.35%	4.60%	73.2%
Senior Debt 115	Multifamily	36,200	1 month LIBOR + 4.45%	4.70%	66.5%
Senior Debt 116	Multifamily	8,250	1 month LIBOR + 5.50%	5.75%	73.7%
Senior Debt 117	Retail	11,963	1 month LIBOR + 4.87%	5.12%	75.0%
Senior Debt 118	Manufactured Housing	3,585	1 month LIBOR + 5.40%	5.90%	76.3%
Senior Debt 119	Multifamily	5,730	1 month LIBOR + 5.00%	5.25%	73.5%
Senior Debt 120	Multifamily	18,800	1 month LIBOR + 4.00%	4.14%	79.7%
Senior Debt 121	Industrial	14,250	1 month LIBOR + 4.50%	4.75%	66.3%
Senior Debt 122	Office	11,550	1 month LIBOR + 5.50%	5.75%	68.8%
Senior Debt 123	Multifamily	21,000	1 month LIBOR + 4.60%	4.75%	66.7%
Senior Debt 124	Office	26,000	1 month LIBOR + 5.00%	5.25%	63.9%
Senior Debt 125	Hospitality	17,401	5.75%	5.75%	52.9%
Mezzanine Loan 1	Multifamily	3,480	9.50%	9.50%	84.3%
Mezzanine Loan 2	Retail	3,500	10.00%	10.00%	59.7%
Mezzanine Loan 3	Multifamily	6,500	1 month LIBOR + 10.25%	11.00%	90.4%
Mezzanine Loan 4	Retail	1,438	1 month LIBOR + 10.75%	11.00%	84.0%
Mezzanine Loan 5	Multifamily	1,000	11.00%	11.00%	68.9%
		$2,722,863		5.50%	64.0%
(1)
Our floating rate loan agreements contain the contractual obligation for the borrower to maintain an interest rate cap to protect against rising interest rates. In a simple interest rate cap, the borrower pays a premium for a notional principal amount based on a capped interest rate (the “cap rate”). When the floating rate exceeds the cap rate, the borrower receives a payment from the cap counterparty equal to the difference between the floating rate and the cap rate on the same notional principal amount for a specified period of time. When interest rates rise, the value of an interest rate cap will increase, thereby reducing the borrower's exposure to rising interest rates.

(2)	Loan to value percentage is from metrics at origination.
(3)	The total commitment of this loan is $40.5 million, however none was funded as of December 31, 2020.
The following table shows selected data from our commercial mortgage loans, held-for-sale, measured at fair value as of December 31, 2020 (dollars in thousands):

Loan Type	Property Type	Par Value	Interest Rate	Effective Yield	Loan to Value(1)
TRS Senior Debt 1	Industrial	$58,500	3.33%	3.33%	58.0%
TRS Senior Debt 2	Industrial	9,050	4.30%	4.30%	58.4%
TRS Mezzanine Loan 3	Multifamily	100	1 month LIBOR + 14.00%	15.00%	76.4%
		$67,650		3.48%	58.1%
(1)	Loan to value percentage is from metrics at origination.
The following table shows selected data from our real estate securities, available for sale, measured at fair value as of December 31, 2020 (dollars in thousands):
Type	Par Value	Interest Rate	Effective Yield
CMBS 1	$13,250	1 month LIBOR + 2.95%	3.1%
CMBS 2	10,800	1 month LIBOR + 2.10%	2.2%
CMBS 3	40,000	1 month LIBOR + 2.35%	2.5%
CMBS 4	8,000	1 month LIBOR + 1.85%	2.0%
CMBS 5	24,000	1 month LIBOR + 2.00%	2.1%
CMBS 6	12,000	1 month LIBOR + 2.15%	2.3%
CMBS 7	20,000	1 month LIBOR + 1.33%	1.5%
CMBS 8	25,000	1 month LIBOR + 1.63%	1.8%
CMBS 9	25,665	1 month LIBOR + 2.15%	2.3%
	$178,715		2.2%
The following table shows selected data from our other real estate investments, measured at fair value as of December 31, 2020 (dollars in thousands):
Type	Property Type	Par Value	Preferred Return
Preferred Equity 1	Retail	$2,500	12.5%
		$2,500
The following table shows selected data from our real estate owned assets in our portfolio as of December 31, 2020 (dollars in thousands):
Type	Property Type	Carrying Value
Real Estate Owned 1	Office	$26,510
		$26,510
Liquidity and Capital Resources
Our principal demands for cash will be funding our loan investments, continuing debt service obligations, distributions to our stockholders and the payment of our operating and administrative expenses.
The Company expects to use additional debt and equity financing as a source of capital. The board of directors currently intends to operate at a leverage level of between one to three times book value of equity. However, our board of directors may change this target without shareholder approval. In addition, in 2020 the Company raised $10.9 million through sales of common and preferred equity to institutional and individual investors. The Company anticipates that our debt and equity financing sources and our anticipated cash generated from operations will be adequate to fund our anticipated uses of capital.
In addition to our current mix of financing sources, the Company may also access additional forms of financings, including credit facilities, securitizations, public and private, secured and unsecured debt issuances by us or our subsidiaries, or through capital recycling initiatives whereby we sell certain assets in our portfolio and reinvest the proceeds in assets with more attractive risk-adjusted returns.
Refer to “COVID-19 Pandemic” above for information on the impact of the COVID-19 pandemic on our liquidity.

Collateralized Loan Obligations
On January 15, 2020, the Company called all of the outstanding notes issued by BSPRT 2017-FL2 Issuer, Ltd., a wholly owned indirect subsidiary of the Company. The outstanding principal of the notes on the date of the call was $21.0 million. The Company recognized all the remaining unamortized deferred financing costs of $4.5 million recorded within the Interest expense line of the consolidated statements of operations, which was a non-cash charge.
As of December 31, 2020 and December 31, 2019 the notes issued by BSPRT 2018-FL3 Issuer, Ltd. and BSPRT 2018-FL3 Co-Issuer, LLC, wholly owned indirect subsidiaries of the Company, are collateralized by interests in a pool of 27 and 41 mortgage assets having a principal balance of $417.9 million and $523.2 million, respectively (the “2018-FL3 Mortgage Assets”). The sale of the 2018-FL3 Mortgage Assets to BSPRT 2018-FL3 Issuer, Ltd. is governed by a Mortgage Asset Purchase Agreement dated as of April 5, 2018, between the Company and BSPRT 2018-FL3 Issuer, Ltd.
As of December 31, 2020 and December 31, 2019 the notes issued by BSPRT 2018-FL4 Issuer, Ltd. and BSPRT 2018-FL4 Co-Issuer, LLC, wholly owned indirect subsidiaries of the Company, are collateralized by interests in a pool of 59 and 49 mortgage assets having a principal balance of $852.1 million and $867.9 million, respectively (the “2018-FL4 Mortgage Assets”). The sale of the 2018-FL4 Mortgage Assets to BSPRT 2018-FL4 Issuer, Ltd. is governed by a Mortgage Asset Purchase Agreement dated as of October 12, 2018, between the Company and BSPRT 2018-FL4 Issuer, Ltd.
As of December 31, 2020 and December 31, 2019, the notes issued by BSPRT 2019-FL5 Issuer, Ltd. and BSPRT 2019-FL5 Co-Issuer, LLC, each wholly owned indirect subsidiaries of the Company, are collateralized by interests in a pool of 54 and 48 mortgage assets having a principal balance of $799.8 million and $809.4 million respectively (the “2019-FL5 Mortgage Assets”). The sale of the 2019-FL5 Mortgage Assets to BSPRT 2019-FL5 Issuer, Ltd. is governed by a Mortgage Asset Purchase Agreement dated as of May 30, 2019, between the Company and BSPRT 2019-FL5 Issuer, Ltd.
Repurchase Agreements, Commercial Mortgage Loans
As of December 31, 2020, the Company has repurchase facilities with JPMorgan Chase Bank, National Association (the “JPM Repo Facility”), U.S Bank National Association (the “USB Repo Facility”), Barclays Bank PLC (the “Barclays Revolver Facility” and the “Barclays Repo Facility”), Wells Fargo Bank, National Association (the “WF Repo Facility”), and Credit Suisse AG (the “CS Repo Facility” and together with JPM Repo Facility, USB Repo Facility, WF Repo Facility, Barclays Revolver Facility, and Barclays Repo Facility, the “Repo Facilities”).
The Repo Facilities are financing sources through which the Company may pledge one or more mortgage loans to the financing entity in exchange for funds typically at an advance rate of between 65% to 80% of the principal amount of the mortgage loan being pledged.
The Company expects to use the advances from these Repo Facilities to finance the acquisition or origination of eligible loans, including first mortgage loans, subordinated mortgage loans, mezzanine loans and participation interests therein.
The Repo Facilities generally provide that in the event of a decrease in the value of our collateral, the lenders can demand additional collateral. Should the value of our collateral decrease as a result of deteriorating credit quality, resulting margin calls may cause an adverse change in our liquidity position.
The details of our Repo Facilities at December 31, 2020 and December 31, 2019 are as follows (dollars in thousands):

As of December 31, 2020
Repurchase Facility	Committed Financing	Amount Outstanding	Interest Expense(1)	Ending Weighted Average Interest Rate	Initial Term Maturity
JPM Repo Facility(2)	$300,000	$113,884	$5,020	2.54%	10/6/2022
USB Repo Facility(3)	100,000	5,775	599	2.40%	6/15/2021
CS Repo Facility(4)	200,000	106,971	3,539	2.84%	8/19/2021
WF Repo Facility(5)	175,000	27,150	1,041	2.50%	11/21/2021
Barclays Revolver Facility(6)	100,000	—	387	N/A	9/20/2021
Barclays Repo Facility(7)	300,000	22,560	1,046	2.51%	3/15/2022
Total	$1,175,000	$276,340	$11,632
(1)	For the year ended December 31, 2020. Includes amortization of deferred financing costs.
(2)	On October 6, 2020 the maturity date was amended to October 6, 2022.
(3)	On June 9, 2020, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to June 15, 2021.
(4)
On August 28, 2020, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to August 19, 2021. Additionally, in 2020 the committed financing amount was downsized from $300 million to $200 million.

(5)
On November 17, 2020, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to November 21, 2021. There are two more one-year extension options available at the Company's discretion.

(6)	There is one one-year extension option available at the Company's discretion.
(7)	Includes two one-year extensions at the Company's option.
As of December 31, 2019
Repurchase Facility	Committed Financing	Amount Outstanding	Interest Expense(1)	Ending Weighted Average Interest Rate	Initial Term Maturity
JPM Repo Facility(2)	$300,000	$107,526	$6,862	4.51%	1/30/2021
USB Repo Facility(3)	100,000	—	622	N/A	6/15/2020
CS Repo Facility(4)	300,000	87,375	5,563	4.84%	3/27/2020
WF Repo Facility(5)	175,000	24,942	1,333	3.65%	11/21/2020
Barclays Revolver Facility(6)	100,000	—	976	N/A	9/20/2021
Barclays Facility(7)	300,000	32,700	1,260	3.80%	3/15/2022
Total	$1,275,000	$252,543	$16,616
(1)	For the year ended December 31, 2019. Includes amortization of deferred financing costs.
(2)	On September 3, 2019, the committed financing amount was downsized from $520 million to $300 million and the maturity date was amended to January 30, 2021.
(3)	Includes two one-year extensions at the option of an indirect wholly-owned subsidiary of the Company, which may be exercised upon the satisfaction of certain conditions.
(4)	On March 26, 2019, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to March 27, 2020.
(5)	Includes three one-year extensions at the Company’s option, which may be exercised upon the satisfaction of certain conditions.
(6)
On September 13, 2019, the Company exercised the extension option, and extended the term maturity to September 20, 2021. There is one more one-year extension option available at the Company's discretion.

(7)	Includes two one-year extensions at the Company's option.
Other financing and loan participation - Commercial Mortgage Loans
On March 23, 2020, the Company transferred $15.2 million of its interest in a term loan to Sterling National Bank (“SNB”) via a participation agreement. During 2020, the Company's outstanding loan increased resultant of future fundings, leading to an increase in amount outstanding via the participation agreement. The Company incurred $0.5 million of interest expense on SNB for the year ended December 31, 2020. As of December 31, 2020 there was an outstanding balance of $31.4 million. The loan matures on February 9, 2023.

Mortgage Note Payable
On October 15, 2019, the Company obtained a commercial mortgage loan for $29.2 million related to the real estate owned portfolio. As of December 31, 2020 the loan accrued interest at an annual rate of 3.85% and matures on November 6, 2034. The Company incurred $1.1 million of interest expense for the twelve months ended December 31, 2020. Additionally, on January 6, 2020, the Company obtained a commercial mortgage loan for $11.0 million related to the real estate owned portfolio (see Note 5 - Real Estate Owned). As of December 31, 2020 the loan and related real estate owned assets were no longer held by the Company. The Company incurred $0.8 million of interest expense for the twelve months ended December 31, 2020.
Unsecured Debt
Pursuant to a lending and security agreement with Security Benefit Life Insurance Company (“SBL”), which was entered into in February 2020 and amended in March and August 2020, the Company may borrow up to $100.0 million at a rate of one-month LIBOR + 4.5%. The facility has a maturity of February 10, 2023 and is secured by a pledge of equity interests in certain of the Company’s subsidiaries. The Company incurred $0.2 million of interest expense on the lending agreement with SBL for the twelve months ended December 31, 2020. As of December 31, 2020, there was no outstanding balance under the lending agreement.
Repurchase Agreements - Real Estate Securities
The Company has entered into various Master Repurchase Agreements (the “MRAs”) that allow the Company to sell real estate securities while providing a fixed repurchase price for the same real estate securities in the future. The repurchase contracts on each security under an MRA generally mature in 30-90 days and terms are adjusted for current market rates as necessary.
Below is a summary of the Company's MRAs as of December 31, 2020 and 2019 (dollars in thousands):
				Weighted Average
Counterparty	Amount Outstanding	Accrued Interest	Collateral Pledged(1)	Interest Rate	Days to Maturity
As of December 31, 2020
JP Morgan Securities LLC	$33,791	$1,668	$43,612	1.75%	31
Wells Fargo Securities, LLC	—	1,057	—	N/A	N/A
Goldman Sachs International	22,440	455	30,794	1.68%	16
Barclays Capital Inc.	76,809	2,102	97,244	1.71%	33
Credit Suisse AG	—	905	—	N/A	N/A
Citigroup Global Markets, Inc.	53,788	2,532	71,723	1.70%	29
Total/Weighted Average	$186,828	$8,719	$243,373	1.71%	33

As of December 31, 2019
JP Morgan Securities LLC	$83,353	$124	$93,500	2.53%	20
Wells Fargo Securities, LLC	178,304	1,199	209,873	2.94%	11
Barclays Capital Inc.	40,720	221	47,475	2.81%	23
Citigroup Global Markets, Inc.	91,982	413	103,453	2.69%	19
Total/Weighted Average	$394,359	$1,957	$454,301	2.79%	16
(1)
Includes $72.2 million and $68.5 million of CLO notes, held by the Company, which is eliminated within the Real estate securities, at fair value line of the consolidated balance sheets as of as of December 31, 2020 and December 31, 2019, respectively.

The following tables summarize our Repurchase Agreements, Commercial Mortgage Loans and our MRAs for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 respectively:
	As of December 31, 2020
	Amount Outstanding				Average Outstanding Balance
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Repurchase Agreements, Commercial Mortgage Loans	$234,524	$226,224	$183,033	$276,340	$282,282	$238,280	$197,632	$279,187
Repurchase Agreements, Real Estate Securities	$496,880	$335,256	$177,541	$186,828	$412,809	$351,202	$316,229	$183,632
	As of December 31, 2019
	Amount Outstanding				Average Outstanding Balance
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Repurchase Agreements, Commercial Mortgage Loans	$370,889	$132,870	$111,937	$252,543	$357,850	$337,970	$132,126	$214,812
Repurchase Agreements, Real Estate Securities	$22,078	$85,022	$244,308	$394,359	$52,711	$84,179	$181,198	$324,545
	As of December 31, 2018
	Amount Outstanding				Average Outstanding Balance
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Repurchase Agreements, Commercial Mortgage Loans	$501,310	$304,975	$565,329	$149,440	$313,509	$222,339	$456,636	$183,689
Repurchase Agreements, Real Estate Securities	$—	$10,600	$22,272	$44,539	$19,542	$3,029	$23,056	$42,079
The use of our warehouse lines is dependent upon a number of factors including but not limited to: origination volume, loan repayments and prepayments, our use of other financing sources such as collateralized loan obligations, our liquidity needs and types of loan assets and underlying collateral that we hold.
During the twelve months ended December 31, 2020 the maximum average outstanding balance was $721.0 million, of which $268.2 million was related to repurchase agreements on our commercial mortgage loans and $452.8 million for repurchase agreements on our real estate securities.
During the twelve months ended December 31, 2019, the maximum average outstanding balance was $612.0 million, at the end of November 30, 2019, of which $266.6 million was related to repurchase agreements on our commercial mortgage loans and $345.4 million for repurchase agreements on our real estate securities.
During the twelve months ended December 31, 2018, the maximum average outstanding balance was $560.6 million, at the end of September 30, 2018, of which $534.8 million was related to repurchase agreements on our commercial mortgage loans and $25.8 million for repurchase agreements on our real estate securities.

Private Placements
Since February 2018, we have been conducting offerings of our common stock, Series A Preferred Stock, and Series C Preferred Stock in offerings exempt from the registration requirements of the Securities Act. The following table summarizes the issuance of common stock in these offerings (dollars in thousands, except share amounts):
Total
	Shares Issued	Proceeds
Balance, December 31, 2019	12,136,262	$201,225
January 2020	284,983	4,762
February 2020	365,051	6,100
March 2020	—	—
April 2020	—	—
May 2020	—	—
June 2020	—	—
July 2020	—	—
August 2020	—	—
September 2020	—	—
October 2020	—	—
November 2020	—	—
December 2020	—	—
Balance, December 31, 2020	12,786,296	$212,087
As of December 31, 2020, we had no outstanding binding purchase commitments for common stock.
The following table summarizes the issuance of Series A Preferred Stock in these offerings (dollars in thousands, except share amounts):
Total
	Shares Issued	Proceeds
Balance, December 31, 2019	40,496	$202,549
January 2020	—	—
February 2020	14	70
March 2020	—	—
April 2020	—	—
May 2020	—	—
June 2020	—	—
July 2020	—	—
August 2020	—	—
September 2020	—	—
October 2020	—	—
November 2020	—	—
December 2020	—	—
Balance, December 31, 2020	40,510	$202,619
As of December 31, 2020, we had no outstanding binding purchase commitments for Series A Preferred Stock.
There were no issuances of Series C Preferred Stock during the year ended December 31, 2020.
As of December 31, 2020, we had no outstanding binding purchase commitments for Series C Preferred Stock.

The following tables present the activity in the Company's Series A Preferred Stock for the periods ended December 31, 2020 and December 31, 2019, respectively (dollars in thousands, except share amounts):
Series A Preferred Stock	Shares	Amount
Beginning Balance, December 31, 2019	40,500	$202,144
Issuance of Preferred Stock	14	70
Dividends paid in Preferred Stock	1	7
Offering costs	—	(23)
Amortization of offering costs	—	94
Ending Balance, December 31, 2020	40,515	$202,292
Series A Preferred Stock	Shares	Amount
Beginning Balance, December 31, 2018	29,249	$145,786
Issuance of Preferred Stock	11,247	56,233
Dividends paid in Preferred Stock	4	24
Offering costs	—	—
Amortization of offering costs	—	101
Ending Balance, December 31, 2019	40,500	$202,144
The following table presents the activity in the Company's Series C Preferred Stock for the period ended December 31, 2020 and December 31, 2019, (dollars in thousands, except share amounts):
Preferred C Stock	Shares	Amount
Beginning Balance, December 31, 2019	1,400	$6,966
Issuance of Preferred Stock	—	—
Dividends paid in Preferred Stock	—	—
Offering costs		(11)
Amortization of offering costs	—	7
Ending Balance, December 31, 2020	1,400	$6,962
Series C Preferred Stock	Shares	Amount
Beginning Balance, December 31, 2018	—	$—
Issuance of Preferred Stock	1,400	6,998
Dividends paid in Preferred Stock	—	—
Offering costs	—	(33)
Amortization of offering costs	—	1
Ending Balance, December 31, 2019	1,400	$6,966
Distributions
In order to maintain its election to qualify as a REIT, the Company must currently distribute, at a minimum, an amount equal to 90% of its taxable income, without regard to the deduction for distributions paid and excluding net capital gains. The Company must distribute 100% of its taxable income (including net capital gains) to avoid paying corporate U.S. federal income taxes.
Distributions on our common stock are payable when authorized and declared by our board of directors. Distribution payments are dependent on the availability of funds. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time, and therefore, distributions payments are not assured.
Dividends payable on each share of Series A and Series C Preferred Stock are generally equal to the quarterly dividend that would have been paid had such share of Preferred Stock been converted to a share of common stock, except to the extent common stock dividends have been reduced below certain specified levels. To the extent dividends on Preferred Shares are not authorized and declared by our board of directors and paid by the Company monthly, the dividend amounts will accrue.

In April 2020, the Company’s board of directors unanimously approved a transition in the timing of the dividend payments to holders of the Company’s common stock from a monthly payment with daily accruals to a quarterly accrual and payment basis. Similarly, the Company began paying accrued and unpaid dividends on Preferred Stock on a quarterly basis.
In November 2020, the Company’s board of directors declared the following fourth quarter 2020 dividends: (i) a quarterly cash dividend of $0.275 per common share (equivalent to $1.10 per annum) which was paid in January 2021 to holders of record on December 31, 2020, and (ii) a quarterly cash dividend per share of Preferred Stock equivalent to the amount of distributions that would have been paid upon a conversion of such share of Preferred Stock into common stock, which was paid in January 2021 to holders of record on December 31, 2020.
The below table shows the distributions paid on shares outstanding of common stock, as well as the amount of shares of common stock issued upon reinvestment of distributions by stockholders under our DRIP during the years ended December 31, 2020 and 2019 (dollars in thousands):
Year Ended December 31, 2020
Payment Date	Amount Paid in Cash	Amount Issued under DRIP
January 2, 2020	$4,154	$1,211
February 5, 2020	4,177	1,210
March 2, 2020	3,919	1,130
April 1, 2020	5,413	—
May 1, 2020	—	—
June 1, 2020	—	—
July 1, 2020	9,463	2,679
August 1, 2020	—	—
September 1, 2020	—	—
October 1, 2020	9,540	2,653
November 1, 2020	—	—
December 23, 2020(1)	132	—
Total	$36,798	$8,883
(1)	Payment relates to second quarter dividend distributions which were recalculated as a result of the transition from a monthly payment with daily accruals to a quarterly payment and accrual basis.
Year Ended December 31, 2019
Payment Date	Amount Paid in Cash	Amount Issued under DRIP
January 4, 2019	$3,576	$1,171
February 1, 2019	3,657	1,168
March 1, 2019	3,333	1,053
April 1, 2019	3,749	1,167
May 1, 2019	3,678	1,143
June 3, 2019	3,870	1,182
July 1, 2019	3,796	1,141
August 2, 2019	4,033	1,181
September 3, 2019	4,051	1,182
October 1, 2019	3,951	1,138
November 1, 2019	4,093	1,194
December 2, 2019	3,976	1,181
Total	$45,763	$13,901

The following table shows the sources for the payment of distributions to common stockholders for the periods presented (dollars in thousands):
	Year Ended December 31,
	2020		2019
Distributions:
Cash distributions paid	$36,798		$45,763
Distributions reinvested	8,883		13,901
Total Distributions	$45,681		$59,664
Source of Distribution Coverage:
Net Income	$36,798	80.6%	$45,763	76.7%
Common stock issued under DRIP	8,883	19.4%	13,901	23.3%
Total Sources of Distributions	$45,681	100.0%	$59,664	100.0%
Net Income applicable to common stock (GAAP)	$39,826		$66,914
Cash Flows
Cash Flows for the Year Ended December 31, 2020
Net cash provided by operating activities for the year ended December 31, 2020 was $115.3 million. Cash inflows were primarily driven by net income of $54.7 million and net proceeds of $44.7 million related to originations of and proceeds from sales of commercial mortgage loans, measured at fair value.
Net cash provided by investing activities for the year ended December 31, 2020 was $240.7 million. Cash inflows were primarily driven by proceeds from principal repayments of $1,228.2 million received on commercial mortgage loans, held for investment, proceeds received from the sale/repayment of real estate securities of $346.2 million, $77.2 million of proceeds received from the sale of commercial mortgage loans, held-for-sale and $22.5 million of proceeds received from sale of real estate owned assets. Inflows were partially offset by the origination and acquisition of $1,281.2 million of commercial mortgage loans and the purchase of real estate securities of $148.6 million.
Net cash used in financing activities for the year ended December 31, 2020 was $373.0 million. Cash outflows were primarily driven by repayments on CLOs of $182.7 million, net payment on CMBS repurchase agreements of $207.5 million, $49.8 million in cash distributions to stockholders and $10.3 million of stock repurchases. Outflows were offset by $31.4 million of proceeds received from borrowing on other financing and loan participation for commercial mortgage loans, $11.7 million from borrowing on mortgage note payable and net proceeds of $23.8 million received from repurchase agreements on commercial mortgage loans.
Cash Flows for the Year Ended December 31, 2019
Net cash provided by operating activities for the year ended December 31, 2019 was $45.4 million. Cash inflows were primarily driven by an increase in net income to $83.9 million, offset by net cash outflows of $45.5 million related to originations of and proceeds from sales of commercial mortgage loans, measured at fair value.
Net cash used in investing activities for the year ended December 31, 2019 was $969.2 million. Cash outflows were primarily driven by the origination and acquisition of $1,321.6 million of commercial mortgage loans and $369.9 million of CMBS. Outflows were offset by proceeds from principal repayments of $756.1 million received on commercial mortgage loans, held for investment and proceeds from sale of commercial mortgage loans, held-for-sale of $0.0 million.
Net cash provided by financing activities for the year ended December 31, 2019 was $828.6 million. Cash inflows were primarily driven by: proceeds of $639.9 million from issuance of one CLO, BSPRT 2019-FL5; proceeds from net borrowing on the Repo Facilities of $103.1 million; proceeds from net borrowing on our CMBS MRAs of $349.8 million. Inflows were partially offset by the payment of $60.6 million in cash distributions to stockholders, $13.8 million of stock repurchases and repayments on CLOs of $343.2 million.

Election as a REIT
We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ended December 31, 2013. As a REIT, if we meet certain organizational and operational requirements and distribute at least 90% of our “REIT taxable income” (determined before the deduction of dividends paid and excluding net capital gains) to our stockholders in a year, we will not be subject to U.S. federal income tax to the extent of the income that we distribute. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and U.S. federal income and excise taxes on our undistributed income.
Contractual Obligations and Commitments
Our contractual obligations, excluding interest obligations (as amounts are not fixed or determinable), as of December 31, 2020 are summarized as follows (dollars in thousands):
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Unfunded loan commitments(1)	$59,692	$161,300	$7,700	$—	$228,692
Repurchase agreements - commercial mortgage loans	139,896	136,444	—	—	276,340
Repurchase agreements - real estate securities	186,828	—	—	—	186,828
CLOs(2)	—	—	—	1,639,227	1,639,227
Mortgage Note Payable	—	—	—	29,167	29,167
Total	$386,416	$297,744	$7,700	$1,668,394	$2,360,254
(1)	The allocation of our unfunded loan commitments is based on the earlier of the commitment expiration date or the loan maturity date.
(2)	Excludes $267.1 million of CLO notes, held by the Company, which are eliminated within the collateralized loan obligation line of the consolidated balance sheets as of December 31, 2020.
Related Party Arrangements
Benefit Street Partners L.L.C.
Amended Advisory Agreement
On January 19, 2018, the Company entered into an amendment and restatement of the Advisory Agreement. The amended Advisory Agreement amends and restates the Advisory Agreement, dated as of September 29, 2016, by and among the Company, the Operating Partnership and the Advisor.
The Nominating and Corporate Governance Committee (the “Committee”) of the Company's board of directors, which consists solely of the Company’s independent directors, negotiated, approved and recommended that the board of directors approve, the amended Advisory Agreement. The Committee engaged independent legal counsel to assist the Committee in negotiating the amended Advisory Agreement.
Pursuant to the amended Advisory Agreement, the Advisor provides the daily management for the Company and the Operating Partnership, including an investment program consistent with the investment objectives and policies of the Company as determined and adopted from time to time by the board of directors. The initial term of the amended Advisory Agreement was three-years and was automatically renewed for an additional one-year period on January 19, 2021 and will continue to automatically renew for additional one-year periods unless either party elects not to renew.
The Company may terminate the amended Advisory Agreement for a Cause Event (as defined in the amended Advisory Agreement) without payment of a termination fee. Following the expiration of a term, and upon 180 days’ prior written notice, the Company may, without cause, elect not to renew the amended Advisory Agreement upon the determination by two-thirds of the Company’s independent directors that (i) there has been unsatisfactory performance by the Advisor or (ii) that the asset management fee and annual subordinated performance fee payable to the Advisor are not fair, subject to certain conditions. In such case, the Company shall be obligated to pay a termination fee.

During the term of the amended Advisory Agreement, the Advisor shall not, directly or indirectly, manage or advise another REIT that is engaged in the business of the Company in any geographical region in which the Company has a significant investment, or provide any services related to fixed-rate conduit lending to any other person, subject to certain conditions.
Advisory Agreement Fees and Reimbursements
Pursuant to the Advisory Agreement, the Company is or was required to make the following payments and reimbursements to the Advisor:
•	The Company reimburses the Advisor’s costs of providing services pursuant to the Advisory Agreement, except the salaries and benefits paid by the Advisor to the Company's executive officers.
•	The Company pays the Advisor, or its affiliates, a monthly asset management fee equal to one-twelfth of 1.5% of stockholders' equity as calculated pursuant to the Advisory Agreement.
•
The Company will pay the Advisor an annual subordinated performance fee calculated on the basis of total return to stockholders, payable monthly in arrears, such that for any year in which total return on stockholders’ capital exceeds 6.0% per annum, the Advisor will be entitled to 15.0% of the excess total return; provided that in no event will the annual subordinated performance fee payable to the Advisor exceed 10.0% of the aggregate total return for such year.

•
The Company reimburses the Advisor for insourced expenses incurred by the Advisor on the Company's behalf related to selecting, evaluating, originating and acquiring investments in an amount up to 0.5% of the principal amount funded by the Company to originate or acquire commercial mortgage loans and up to 0.5% of the anticipated net equity funded by the Company to acquire real estate securities investments.

Investment in Common and Preferred Stock
Refer to Note 9 - Stock Transactions for a description of the Company’s private placements. Officers of the Company and other employees of the Advisor and its affiliates (“Manager Investors”), as well as members of the Company's board of directors, have acquired common stock and Series A and Series C Convertible Preferred Stock in these private placements on substantially the same terms applying to purchases by third party accredited investors unaffiliated with the Company or the Advisor.
The Manager Investors have agreed with the Advisor not to sell or otherwise transfer the securities purchased in the private placement without the consent of the Advisor, prior to 180 days after a listing of the Company’s common stock on a national securities exchange. In addition, the Manager Investors will not be eligible to participate in the SRP for at least three years.
The board of directors and the Nominating and Corporate Governance Committee of the board of directors each reviewed and unanimously approved the Company’s issuance of shares to the Manager Investors and the terms of the offering.
Loan Acquisitions
On February 22, 2018, the Company purchased commercial mortgage loans from an entity that is an affiliate of the Company's Advisor, for an aggregate purchase price of $27.8 million. The purchase of the commercial mortgage loans and the $27.8 million purchase price were approved by the independent directors of the Company’s board of directors. On April 18, 2018, the Company sold $23.3 million of these commercial mortgage loans into a CMBS securitization. The remaining $4.5 million of these commercial mortgage loans, recorded as held for investment, were fully paid down during the year ended December 31, 2020.
Lending Agreement with Stockholder
Pursuant to a lending and security agreement with Security Benefit Life Insurance Company (“SBL”), which was entered into in February 2020 and amended in March and August 2020, the Company may borrow up to $100.0 million at a rate of one-month LIBOR + 4.5%. The facility has a maturity of February 10, 2023 and is secured by a pledge of equity interests in certain of the Company’s subsidiaries. SBL also holds 14,950 of the Company’s outstanding shares of Series A Preferred Stock. The Company incurred $0.2 million interest expense on the lending agreement with SBL for the year ended December 31, 2020. As of December 31, 2020 there was no outstanding balance under the lending agreement.

The table below shows the costs incurred due to arrangements with our Advisor and its affiliates during the years ended December 31, 2020, 2019 and 2018 and the associated amounts payable as of December 31, 2020 and 2019 (dollars in thousands). See Note 11 - Related Party Transactions and Arrangements for further detail.
	Year Ended December 31,			Payable as of December 31,
	2020	2019	2018	2020	2019
Acquisition expenses(1)	696	900	452	—	225
Administrative services expenses	13,120	16,363	13,446	2,940	1,238
Asset management and subordinated performance fee	15,178	16,226	10,299	4,773	3,326
Other related party expenses(2)(3)	703	1,610	1,259	1,812	—
Total related party fees and reimbursements	$29,697	$35,099	$25,456	$9,525	$4,789
(1)
Total acquisition fees and expenses paid during the years ended December 31, 2020, 2019 and 2018 were $7.1 million, $8.4 million and $8.1 million respectively, of which $6.4 million, $7.5 million and $7.6 million were capitalized within the commercial mortgage loans, held for investment line of the consolidated balance sheets for the years ended December 31, 2020, 2019 and 2018.

(2)	These are related to reimbursable costs incurred for the increase in loan origination activities and are included in Other expenses in the Company's consolidated statements of operations.
(3)	The related party payable includes $1.8 million of payments made by the Advisor to third party vendors on behalf of the Company.
The amounts payable as of December 31, 2020 and 2019 in the table above are included in Due to affiliates on the Company's consolidated balance sheets.
Off Balance Sheet Arrangements
We currently have no off balance sheet arrangements as of December 31, 2020 and through the date of the filing of this Form 10-K.
Non-GAAP Financial Measures
Funds from Operations and Modified Funds from Operations
Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts (“NAREIT”) and the Investment Program Association (“IPA”) industry trade groups, have each promulgated measures respectively known as funds from operations (“FFO”) and modified funds from operations (“MFFO”), which we believe to be appropriate supplemental measures to reflect the operating performance of a REIT. The use of FFO and MFFO is recommended by the REIT industry as supplemental performance measures. However, FFO and MFFO are not substitutes to GAAP net income or loss. We believe our presentations of FFO and MFFO assist investors in analyzing and comparing our operating and financial performance between reporting periods. In addition, we believe MFFO is a useful financial metric for shareholders as historically, over time, MFFO has been a strong indicator of our distributions per share and is a metric we consider in declaring our distributions. As a REIT, we generally must distribute annually at least 90% of our net taxable income, and distributions are one of the principal reasons shareholders invest in our common stock.
We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of certain real estate assets, gains or losses from change in control and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity, depreciation and amortization related to real estate and after adjustments for unconsolidated partnerships and joint ventures on the same basis. Our business plan is to operate as a mortgage REIT with our portfolio consisting of commercial mortgage loan investments, investments in real estate securities and real estate owned assets.
We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010 - 01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the “Practice Guideline”) issued by the IPA in November 2010. We define MFFO as FFO further adjusted for the following items, as applicable: acquisition fees; accretion of discounts and amortization of premiums and other loan expenses on debt investments; fair value adjustments on real estate related investments such as commercial real estate securities or derivative investments included in net income; impairments of real estate related investments, gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses from fair value adjustments on real estate securities, including commercial mortgage backed securities and other securities, interest rate swaps and other derivatives not deemed to be hedges and foreign exchanges holdings; unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums and other loan expenses on debt investments, gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such gains and losses in calculating MFFO, as such gains and losses are not reflective of our core operations.
Our MFFO calculation excludes impairments of real estate related investments, including loans. We assess the credit quality of our investments and adequacy of credit loss reserves on a quarterly basis, or more frequently as necessary. For loans classified as held for investment, we establish and maintain a general allowance for credit losses inherent in our portfolio at the reporting date and, where appropriate, a specific allowance for credit losses for loans we have determined to be impaired at the reporting date. An individual loan is considered impaired when it is deemed probable that we will not be able to collect all amounts due according to the contractual terms of the loan. Real estate securities which have experienced a decline in fair value below their amortized cost basis (i.e., impairment) are evaluated each reporting period to determine whether the decline in fair value is due to credit-related factors. Credit-related impairment is recognized as an allowance on the consolidated balance sheets with a corresponding adjustment on the consolidated statements of operations. Significant judgment is required in this analysis. We consider the estimated net recoverable value of the loan or security as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the competitive situation of the region where the borrower does business. Fair value is typically estimated based upon discounting the expected future cash flows of the underlying collateral taking into consideration the discount rate, capitalization rate, occupancy, creditworthiness of major tenants and many other factors. This requires significant judgment and because it is based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a specific allowance for credit losses is recorded. In the case of real estate securities, all or a portion of a deemed impairment may be recorded. Due to our limited life, any allowance for credit losses or impairment of real estate securities recorded may be difficult to recover.

The table below reflects the items deducted or added to net income or loss in our calculation of FFO and MFFO for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 (dollars in thousands):
	Year Ended December 31,
	2020	2019	2018
Funds From Operations:
Net income	$54,746	$83,924	$52,825
Impairment losses on real estate owned assets	398	—	—
Depreciation and amortization	2,233	—	—
Funds from operations	$57,377	$83,924	$52,825
Modified Funds From Operations:
Funds from operations	$57,377	$83,924	$52,825
Amortization of premiums, discounts and fees on investments, net	(5,999)	(6,144)	(4,572)
Acquisition fees and acquisition expenses	696	900	452
Unrealized (gain)/loss on financial instruments	1,102	(2,081)	1,611
Provision/(benefit) for credit losses	13,296	3,007	3,370
Modified funds from operations(1)	$66,472	$79,606	$53,686
(1)
Modified funds from operations for the year ended December 31, 2020 includes a non-cash charge of $4.5 million related to the call of BSPRT 2017 - FL2 CLO on January 15, 2020. Excluding the non-cash charge modified funds from operations would be $71.0 million for the year ended December 31, 2020. Modified funds from operations for year ended December 31, 2019 includes a non-cash charge of $4.5 million related to the call of BSPRT 2017 - FL1 CLO on April 15, 2019. Excluding this non-cash charge, modified funds from operations would have been $84.1 million. Modified funds from operations for year ended December 31, 2018 includes a non-cash charge of $6.4 million related to the call of RFT 2015-FL1 CLO on February 15, 2018. Excluding this non-cash charge, modified funds from operations would have been $60.1 million.

Item 7A.	Quantitative and Qualitative Disclosures about Market Risk.
Credit Risk
Our investments are subject to a high degree of credit risk. Credit risk is the exposure to loss from loan defaults. Default rates are subject to a wide variety of factors, including, but not limited to, borrower financial condition, property performance, property management, supply/demand factors, construction trends, consumer behavior, regional economics, interest rates, the strength of the U.S. economy, and other factors beyond our control. All loans are subject to a certain probability of default. We manage credit risk through the underwriting process, acquiring our investments at the appropriate discount to face value, if any, and establishing loss assumptions. We also carefully monitor the performance of the loans, as well as external factors that may affect their value.
Capital Market Risk
We are exposed to risks related to the debt capital markets, and our related ability to finance our business through borrowings under repurchase obligations or other debt instruments. As a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore requires us to utilize debt or equity capital to finance our business. We seek to mitigate these risks by monitoring the debt capital markets to inform our decisions on the amount, timing and terms of capital we raise.
The COVID-19 pandemic has resulted in extreme volatility in a variety of global markets, including the real estate-related debt markets. We have and may continue to receive margin calls from our lenders as a result of the decline in the market value of the assets pledged by us to our lenders under our repurchase agreements and warehouse credit facilities, and if we fail to resolve such margin calls when due by payment of cash or delivery of additional collateral, the lenders may exercise remedies including demanding payment by us of our aggregate outstanding financing obligations and/or taking ownership of the loans or other assets securing the applicable obligations and liquidating them at inopportune prices.
Interest Rate Risk
Our market risk arises primarily from interest rate risk relating to interest rate fluctuations. Many factors including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk. To meet our short and long-term liquidity requirements, we may borrow funds at fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes in earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. We do not have any foreign denominated investments, and thus, we are not exposed to foreign currency fluctuations.
As of December 31, 2020 and 2019, our portfolio included 133 and 135 variable rate investments, respectively, based on LIBOR for various terms. Borrowings under our repurchase agreements are also based on LIBOR. The following table quantifies the potential changes in interest income net of interest expense should interest rates increase by 50 or 100 basis points or decrease by 25 basis points, assuming that our current balance sheet was to remain constant and no actions were taken to alter our existing interest rate sensitivity.
For the LIBOR sensitivity range, a reduction in LIBOR results in an increase in our portfolio return. This is driven by the LIBOR floor in place for majority of our commercial mortgage loans, held for investment. In contrast, the majority of our financing instruments do not have LIBOR floors. The presence of a LIBOR floor on interest-bearing assets coupled with lack of LIBOR floor on interest bearing liabilities allows the portfolio to generate a higher return for a decrease in LIBOR rate compared to increase in LIBOR rate for the LIBOR range presented:
	Estimated Percentage Change in Interest Income Net of Interest Expense
Change in Interest Rates	December 31, 2020	December 31, 2019
(-) 25 Basis Points	2.16%	3.22%
Base Interest Rate	—%	—%
(+) 50 Basis Points	(5.87)%	(2.20)%
(+) 100 Basis Points	(9.86)%	(0.26)%
Item 8.	Financial Statements and Supplementary Data.
The information required by this Item 8 is hereby incorporated by reference to our Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.
None.
Item 9A.	Controls and Procedures.
Disclosure Controls and Procedures
In accordance with Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, as of the end of such period, that our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in our reports that we file or submit under the Exchange Act.
Internal Control Over Financial Reporting
Management's Annual Reporting on Internal Controls over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.
In connection with the preparation of our Annual Report on Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).

Based on its assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was effective.
The rules of the SEC do not require, and this Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.
Changes in Internal Control Over Financial Reporting
During the quarter ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 9B.	Other Information.
On March 10, 2021, we filed a corrected version of our Articles of Amendment and Restatement (“Articles”) to address a scrivener’s error relating to an incorrect cross-reference. The Articles are filed as Exhibit 3.1 to this Annual Report on Form 10-K.

PART III
Item 10.	Directors, Executive Officers and Corporate Governance.
We have adopted a Code of Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. A copy of our Code of Ethics may be obtained, free of charge, by sending a written request to our executive office – 9 West 57th Street - Suite 4920, New York, NY 10019, attention Chief Financial Officer of Benefit Street Partners Realty Trust, Inc. In addition, the Code of Ethics is available on the Company’s website at www.bsprealtytrust.com by clicking on “Investor Relations - Code of Ethics.” Any amendments and waivers to our Code of Ethics will be disclosed on our website.
The information required by this Item is incorporated by reference to our definitive proxy statement to be filed with the SEC with respect to our 2021 annual meeting of stockholders.
Item 11.	Executive Compensation.
The information required by this Item is incorporated by reference to our definitive proxy statement to be filed with the SEC with respect to our 2021 annual meeting of stockholders.
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.
The information required by this Item is incorporated by reference to our definitive proxy statement to be filed with the SEC with respect to our 2021 annual meeting of stockholders.
Item 13.	Certain Relationships and Related Transactions, and Director Independence.
The information required by this Item is incorporated by reference to our definitive proxy statement to be filed with the SEC with respect to our 2021 annual meeting of stockholders.
Item 14.	Principal Accounting Fees and Services.
The information required by this Item is incorporated by reference to our definitive proxy statement to be filed with the SEC with respect to our 2021 annual meeting of stockholders.

PART IV
Item 15.	Exhibits and Financial Statement Schedules.
(a)	Financial Statement Schedules
See the Index to Consolidated Financial Statements on page F-1 of this report.
(b)	Exhibits
See the Index to Exhibit below.
Item 16.	Form 10-K Summary.
None.
INDEX TO EXHIBITS
The following exhibits are included in this Annual Report on Form 10-K for the year ended December 31, 2020 (and are numbered in accordance with Item 601 of Regulation S-K).
Exhibit No.	Description
3.1*	Articles of Amendment and Restatement, effective March 10, 2021.
3.2(1)	Articles Supplementary of Benefit Street Partners Realty Trust, Inc., dated June 22, 2018, relating to Series A Convertible Preferred Stock
3.3(2)	Articles Supplementary of Benefit Street Partners Realty Trust, Inc., dated December 11, 2018, relating to Additional Shares of Series A Convertible Preferred Stock
3.4(3)	Articles Supplementary of Benefit Street Partners Realty Trust, Inc., dated October 18, 2019, relating to Series C Convertible Preferred Stock
3.5(4)	Articles Supplementary of Benefit Street Partners Realty Trust, Inc., dated December 5, 2019, relating to Additional Shares of Series A Convertible Preferred Stock
3.6(5)	Amended and Restated Bylaws.
4.1(7)	Amended and Restated Agreement of Limited Partnership of Benefit Street Partners Realty Operating Partnership, L.P., dated as of December 31, 2014.
4.2(8)	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Benefit Street Partners Realty Operating Partnership, L.P., dated as of February 9, 2017.
4.3(6)	Description of Securities of the Registrant
10.1(8)†	Amended and Restated Employee and Director Incentive Restricted Share Plan.
10.2(8)†	Form of Director Restricted Share Award Agreement.
10.3(9)	Uncommitted Master Repurchase Agreement, dated as of June 18, 2014, between the Company JPM Loan, LLC and JPMorgan Chase Bank, National Association.
10.4(10)	Amendment No.1 to Master Repurchase Agreement, dated as of June 24, 2015, by and between the Company, JPM Loan, LLC and JP Morgan Chase Bank, National Association.
10.5(11)	Amendment No. 2 to Master Repurchase Agreement, dated as of September 28, 2015, between the Company, JPM Loan, LLC and JPMorgan Chase Bank, National Association.
10.6(12)	Amendment No. 3 to Master Repurchase Agreement, dated as of December 30, 2015, between the Company, JPM Loan, LLC and JPMorgan Chase Bank, National Association.
10.7(13)	Amendment No. 4 to Master Repurchase Agreement, dated as of October 5, 2016, between the Company, JPM Loan, LLC and JPMorgan Chase Bank, National Association.
10.8(14)	Guarantee Agreement, dated as of June 18, 2014, between the Company and JPMorgan Chase Bank, National Association.
10.9(15)	Form of Director and Officer Indemnification Agreement.
10.10(16)	Amended and Restated Uncommitted Master Repurchase Agreement, dated as of June 12, 2017, by and between BSPRT JPM Loan, LLC and JP Morgan Chase Bank, National Association.
10.11*	Amendment No. 5 to Amended and Restated Uncommitted Master Repurchase Agreement, dated as of October 6, 2020, by and between BSPRT JPM Loan, LLC and JP Morgan Chase Bank, National Association.

Exhibit No.	Description
10.12(16)	Amended and Restated Guarantee Agreement, dated as of June 12, 2017, by and between the Company and JPMorgan Chase Bank, National Association.
10.13(16)	Master Repurchase and Securities Contract, dated as of June 15, 2017, between BSPRT USB Loan, LLC and U.S. Bank National Association.
10.14(16)	Payment Guaranty, dated as of June 15, 2017, by and between the Company and U.S. Bank National Association.
10.15(17)	Master Repurchase Agreement, dated as of August 31, 2017, by and among Column Financial, Inc., Credit Suisse AG, Alpine Securitization Ltd., the Company and BSPRT Finance Sub-Lender I, LLC.
10.16(17)	Guaranty, dated as of August 31, 2017, by and between the Company and Column Financial, Inc.
10.17(18)
Credit Agreement, dated as of September 19, 2017, by and among the Company, BSPRT BB Loan, LLC, BSPRT Finance Sub-Lender II, L.L.C., Barclays Bank PLC, as sole lead arranger and bookrunner, Barclays Bank PLC, as administrative agent, and the lenders from time to time partiers thereto.

10.18(18)
Guarantee and Collateral Agreement, dated as of September 19, 2017, by and among the Company, BSPRT BB Loan, LLC, BSPRT Finance Sub-Lender II, L.L.C. and Barclays Bank PLC, as administrative agent for the secured parties.

10.19(19)
Indenture, dated as of November 29, 2017, by and among BSPRT 2017-FL2 Issuer, Ltd., as issuer, BSPRT 2017-FL2 Co-Issuer, LLC, as co-issuer, Benefit Street Partners Realty Operating Partnership, L.P., as advancing agent, and U.S. Bank National Association, as trustee, note administrator and custodian.

10.20(20)
Amended and Restated Advisory Agreement, dated as of January 19, 2018, by and among Benefit Street Partners Realty Trust, Benefit Street Partners Realty Operating Partnership, L.P. and Benefit Street Partners, L.L.C.

10.21(21)
Indenture, dated as of April 5, 2018, by and among BSPRT 2018-FL3 Issuer, Ltd., BSPRT 2018-FL3 Co-Issuer, LLC, Benefit Street Partners Realty Operating Partnership, L.P., as advancing agent, and U.S. Bank National Association, as trustee, note administrator and custodian.

10.22(5)
Indenture, dated as of October 12, 2018, by and among BSPRT 2018-FL4 Issuer, Ltd., BSPRT 2018-FL4 Co-Issuer, LLC, Benefit Street Partners Realty Operating Partnership, L.P., as advancing agent, and U.S. Bank National Association, as trustee, note administrator and custodian.

10.23(22)	Master Repurchase and Securities Contract, dated November 21, 2018, among the Company, BSPRT WFB LOAN, LLC and Wells Fargo Bank, National Association.
10.24(22)	Guarantee Agreement, dated November 21, 2018, between the Company and Wells Fargo Bank, National Association.
10.25(22)	Master Repurchase and Securities Contract, dated March 15, 2019, among the Company, BSPRT BB FLOAT, LLC, BSPRT BB Fixed, LLC and BARCLAYS BANK PLC.
10.26(22)	Guarantee Agreement, dated March 15, 2019, between the Company and BARCLAYS BANK PLC.
10.27(23)
Indenture, dated as of May 30, 2019, by and among BSPRT 2010-FL5 Issuer, Ltd., BSPRT 2019-FL5 Co-Issuer, LLC, Benefit Street Partners Realty Operating Partnership, L.P., as advancing agent, and U.S. Bank National Association, as trustee, note administrator and custodian.

10.28(24)
Loan and Security Agreement, dated February 11, 2020 and as amended by Agreement of Amendment dated March 26, 2020, among BSPRT OP SUB I, LLC, Benefit Street Partners Realty Trust, Inc., Benefit Street Partners Realty Trust LP, LLC, Benefit Street Partners Realty Operating Partnership, L.P., and Security Benefit Life Insurance Company and the other lenders from time to time parties thereto, and Cortland Capital Market Services LLC, as administrative agent.

10.29*
Loan and Security Agreement, dated as of February 11, 2020, as amended by that certain Agreement of Amendment No. 1, dated March 26, 2020 and that certain Consent and Amendment No. 2 to Loan and Security Agreement, dated as of July 14, 2020, among BSPRT OP Sub I, LLC, Benefit Street Partners Realty Trust, Inc., Benefit Street Partners Realty Trust LP, LLC, and Benefit Street Partners Realty Operating Partnership, L.P. and Security Benefit Life Insurance Company and the other lenders from time to time parties thereto, and Cortland Capital Market Services LLC, as administrative agent.

21*	Subsidiaries of the Registrant
23.1*	Consent of Ernst & Young LLP

Exhibit No.	Description
31.1*
Certification of the Principal Executive Officer of the Company pursuant to Securities Exchange Act Rule 13a - 14(a) or 15(d) - 14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*
Certification of the Principal Financial Officer of the Company pursuant to Securities Exchange Act Rule 13a - 14(a) or 15(d) - 14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32*
Written statements of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*
XBRL (eXtensible Business Reporting Language). The following materials from Benefit Street Partners Realty Trust, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) the Consolidated Statement of Changes in Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements

*	Filed herewith.
†	Indicates management contract or compensatory plan or arrangement.
(1)	Filed as an exhibit to our current report on Form 8-K filed with the SEC on June 26, 2018.
(2)	Filed as an exhibit to our current report on Form 8-K filed with the SEC on December 11, 2018.
(3)	Filed as exhibit 3.1 to our current report on Form 8-K filed with the SEC on October 18, 2019.
(4)	Filed as exhibit 3.1 to our current report on Form 8-K filed with the SEC on December 5, 2019.
(5)	Filed as an exhibit to our quarterly report on Form 10-Q for the quarter ended September 30, 2018 filed with the SEC on November 9, 2018.
(6)	Filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 17, 2020.
(7)	Filed as an exhibit to our current report on Form 8-K filed with the SEC on January 6, 2015.
(8)	Filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 29, 2017.
(9)	Filed as an exhibit to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 7 to our Registration Statement on Form S-11 filed with the SEC on July 11, 2014.
(10)	Filed as an exhibit to Pre-Effective Amendment No.1 to Post-Effective Amendment No.12 to our Registration Statement on Form S-11 filed with the SEC on July 8, 2015.
(11)	Filed as an exhibit to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 13 filed with the SEC on October 8, 2015.
(12)	Filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 11, 2016.
(13)	Filed as an exhibit to our current report on Form 8-K filed with the SEC on October 12, 2016.
(14)	Filed as an exhibit to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 8 to our Registration Statement on Form S-11 filed with the SEC on October 8, 2014.
(15)	Filed as an exhibit to our quarterly report on Form 10-Q for the quarter ended September 30, 2016 filed with the SEC on November 14, 2016.
(16)	Filed as an exhibit to Amendment No. 1 to our quarterly report on Form 10-Q for the quarter ended June 30, 2017 filed with the SEC on August 23, 2017.
(17)	Filed as an exhibit to our current report on Form 8-K filed with the SEC on September 7, 2017.
(18)	Filed as an exhibit to our current report on Form 8-K filed with the SEC on September 25, 2017.
(19)	Filed as an exhibit to our current report on Form 8-K filed with the SEC on December 5, 2017.
(20)	Filed as an exhibit to our current report on Form 8-K filed with the SEC on January 23, 2018.
(21)	Filed as an exhibit to our current report on Form 8-K filed with the SEC on April 11, 2018.
(22)	Filed as an exhibit to our annual report on Form 10-K filed with the SEC on March 29, 2019.
(23)	Filed as an exhibit 10.1 to our current report on Form 8-K filed with the SEC on June 5, 2019.
(24) Filed as exhibit 10.1 to our quarterly report on Form 10-Q for the quarter ended March 31, 2020 filed with the SEC on May 15, 2020.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Benefit Street Partners Realty Trust, Inc.
Date: March 10, 2021	By	/s/ Richard J. Byrne
Richard J. Byrne
Chief Executive Officer and President
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.
Name	Capacity	Date
/s/ Richard J. Byrne	Chief Executive Officer and President (Principal Executive Officer)	March 10, 2021
Richard J. Byrne

/s/ Jerome S. Baglien	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 10, 2021
Jerome S. Baglien

/s/ Elizabeth K. Tuppeny	Lead Independent Director	March 10, 2021
Elizabeth K. Tuppeny

/s/ Buford Ortale	Director	March 10, 2021
Buford Ortale

/s/ Jamie Handwerker	Director	March 10, 2021
Jamie Handwerker

/s/ Peter McDonough	Director	March 10, 2021
Peter McDonough

BENEFIT STREET PARTNERS REALTY TRUST, INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Benefit Street Partners Realty Trust, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Benefit Street Partners Realty Trust, Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statement schedule IV (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Adoption of new accounting standard
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for credit losses in 2020. As explained below, auditing Benefit Street Partners Realty Trust Inc.’s allowance for credit losses – Commercial mortgage loans held-for-investment, including the adoption of the new accounting guidance, was a critical audit matter.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.
Allowance for credit losses – Commercial mortgage loans held-for-investment

Allowance for credit losses – Commercial mortgage loans held-for-investment totaled $20.9 million as of December 31, 2020. As disclosed in Note 2 to the consolidated financial statements, the allowance for credit losses for the

Description of the Matter
Commercial mortgage loans held-for-investment carried at amortized cost, represents a lifetime estimate of expected credit losses. As discussed above and in Note 2 to the financial statements, effective January 1, 2020 the Company adopted new accounting guidance related to the estimate of allowance for credit losses. The allowance for credit losses is established for current expected credit losses on the Company’s loan portfolio by utilizing expected loss models. When determining expected losses, the Company uses an economic scenario over a reasonable and supportable forecast period and then fully reverts to historical loss experience to estimate losses over the remaining asset lives. The Company performs a comprehensive analysis of its loan portfolio and assigns risk ratings to loans that incorporate management's current judgments about their credit quality based on all known and relevant internal and external factors that may affect collectability. Auditing the Allowance for credit losses – Commercial mortgage loans held-for-investment was complex due to the use of intricate expected loss models and the highly judgmental nature of the economic scenario and the key inputs of the models.

How We Addressed the Matter in Our Audit
With the support of specialists, we assessed the economic scenario by, among other procedures, evaluating management’s methodology and agreeing a sample of key economic variables used to external sources. We also performed and considered the results of various sensitivity analyses and analytical procedures, including comparison of a sample of the key economic variables to alternative external sources, historical statistics and peer real estate investment trust information. With respect to expected loss models, with the support of specialists, we evaluated model calculation design and re-performed the calculation for the models. We also tested the appropriateness of a sample of key inputs and assumptions used in these models by agreeing significant inputs and underlying data to internal and external sources, as well as recalculating when required. We evaluated the overall allowance amount, including model estimates and whether the recorded allowance for credit losses appropriately reflects expected credit losses on the loan portfolio. We reviewed historical loss statistics, peer real estate investment trust information, subsequent events and transactions and considered whether they corroborate or contradict the Company’s measurement of the allowance for credit losses.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2017.
New York, New York
March 10, 2021
The accompanying notes are an integral part of these consolidated financial statements.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)
(Audited)
	December 31, 2020	December 31, 2019
ASSETS
Cash and cash equivalents	$82,071	$87,246
Restricted cash	10,070	21,876
Commercial mortgage loans, held for investment, net of allowance of $20,886 and $921 as of December 31, 2020 and December 31, 2019, respectively	2,693,848	2,762,042
Commercial mortgage loans, held-for-sale, measured at fair value	67,649	112,562
Real estate securities, available for sale, measured at fair value, amortized cost of $179,392 and $387,294 as of December 31, 2020 and December 31, 2019, respectively	171,136	386,316
Derivative instruments, measured at fair value	25	1,119
Other real estate investments, measured at fair value	2,522	2,557
Receivable for loan repayment (1)	98,551	89,317
Accrued interest receivable	15,295	16,308
Prepaid expenses and other assets	8,538	5,322
Intangible lease asset, net of amortization	13,546	14,377
Operating right of use asset, net of amortization	—	5,979
Real estate owned, net of depreciation	26,510	35,333
Receivable for unsettled trades	—	266
Total assets	$3,189,761	$3,540,620
LIABILITIES AND STOCKHOLDERS' EQUITY
Collateralized loan obligations	$1,625,498	$1,803,185
Repurchase agreements - commercial mortgage loans	276,340	252,543
Repurchase agreements - real estate securities	186,828	394,359
Mortgage note payable	29,167	29,167
Other financing and loan participation - commercial mortgage loans	31,379	—
Derivative instruments, measured at fair value	403	1,581
Interest payable	2,110	4,958
Distributions payable	15,688	6,912
Accounts payable and accrued expenses	5,125	10,925
Due to affiliates	9,525	4,789
Operating lease liability	—	6,136
Deferred rent revenue	—	150
Total liabilities	$2,182,063	$2,514,705
Redeemable convertible preferred stock Series A, $0.01 par value, 60,000 authorized and 40,515 and 40,500 issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	$202,292	$202,144
Redeemable convertible preferred stock Series C, $0.01 par value, 20,000 authorized and 1,400 issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	6,962	6,966
Equity:
Preferred stock, $0.01 par value, 50,000,000 authorized, none issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	—	—
Common stock, $0.01 par value, 949,999,000 shares authorized, 44,510,051 and 43,916,815 issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	446	441
Additional paid-in capital	912,725	903,310
Accumulated other comprehensive income (loss)	(8,256)	(978)
Accumulated deficit	(106,471)	(85,968)
Total stockholders' equity	$798,444	$816,805
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$3,189,761	$3,540,620
(1)	Includes $98.6 million and $89.3 million of cash held by the servicer related to CLO loan payoffs as of December 31, 2020 and December 31, 2019.
The accompanying notes are an integral part of these consolidated financial statements.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Audited)
	Year Ended December 31,
	2020	2019	2018
Interest Income:
Interest income	$179,872	$195,299	$152,288
Less: Interest expense	66,556	90,418	70,000
Net interest income	113,316	104,881	82,288
Revenue from real estate owned	4,299	3,169	—
Total Income	$117,615	$108,050	$82,288
Expenses:
Asset management and subordinated performance fee	15,178	16,226	10,299
Acquisition expenses	696	900	452
Administrative services expenses	13,120	16,363	13,446
Professional fees	10,964	11,631	8,318
Real estate owned operating expenses	3,653	2,802	—
Depreciation and amortization	2,233	507	—
Other expenses	3,312	3,771	4,887
Total expenses	$49,156	$52,200	$37,402
Other (income)/loss:
Provision/(benefit) for credit losses	13,296	3,007	3,370
Impairment losses on real estate owned assets	398	—	—
Realized (gain)/loss on extinguishment of debt	(3,678)	—	—
Realized (gain)/loss on sale of real estate securities	10,137	—	107
Realized (gain)/loss on sale of commercial mortgage loan, held-for-sale	(184)	25	9
Realized (gain)/loss on sale of real estate owned assets, held-for-sale	(1,851)	—	—
Realized (gain)/loss on sale of commercial mortgage loan, held-for-sale, measured at fair value	(15,931)	(37,832)	(11,288)
Unrealized (gain)/loss on commercial mortgage loans, held-for-sale, measured at fair value	75	(312)	237
Unrealized (gain)/loss on other real estate investments, measured at fair value	32	(47)	—
Unrealized (gain)/loss on derivatives	995	(1,722)	1,374
Realized (gain)/loss on derivatives	12,486	4,324	(1,827)
Total other (income)/loss	$15,775	$(32,557)	$(8,018)
Income before taxes	52,684	88,407	52,904
Provision/(benefit) for income tax	(2,062)	4,483	$79
Net income	$54,746	$83,924	$52,825
Net income applicable to common stock	$39,826	$66,914	$49,181
Basic net income per share	$0.90	$1.60	$1.44
Diluted net income per share	$0.90	$1.60	$1.44
Basic weighted average shares outstanding	44,384,813	41,859,142	34,268,707
Diluted weighted average shares outstanding	44,398,879	41,871,646	36,779,735
The accompanying notes are an integral part of these consolidated financial statements.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars In thousands)
(Audited)
	Year Ended December 31,
	2020	2019	2018
Net income	$54,746	$83,924	$52,825
Unrealized gain/(loss) on available for sale securities	(7,278)	(978)	(459)
Comprehensive income attributable to Benefit Street Partners Realty Trust, Inc.	$47,468	$82,946	$52,366
The accompanying notes are an integral part of these consolidated financial statements.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)
	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Par Value
Balance, December 31, 2017	31,834,072	$320	$704,101	$—	$(94,082)	$610,339
Issuance of common stock	7,533,834	75	124,260	—	—	124,335
Common stock repurchases	(809,023)	(8)	(15,077)	—	—	(15,085)
Common stock issued through distribution reinvestment plan	739,052	8	14,015	—	—	14,023
Share-based compensation	5,775	—	157	—	—	157
Offering costs	—	—	102	—	—	102
Net income	—	—	—	—	52,825	52,825
Distributions declared	—	—	—	—	(53,009)	(53,009)
Other comprehensive income	—	—	—	(459)	—	(459)
Balance, December 31, 2018	39,303,710	$395	$827,558	$(459)	$(94,266)	$733,228
Issuance of common stock	4,601,904	46	76,846	—	—	76,892
Common stock repurchases	(741,853)	(7)	(13,806)	—	—	(13,813)
Common stock issued through distribution reinvestment plan	746,654	7	13,903	—	—	13,910
Share-based compensation	6,400	—	156	—	—	156
Offering costs	—	—	(1,347)	—	—	(1,347)
Net income	—	—	—	—	83,924	83,924
Distributions declared	—	—	—	—	(75,626)	(75,626)
Other comprehensive income	—	—	—	(519)	—	(519)
Balance, December 31, 2019	43,916,815	$441	$903,310	$(978)	$(85,968)	$816,805
Issuance of common stock	650,034	6	10,880	—	—	10,886
Common stock repurchases	(579,467)	(6)	(10,253)	—	—	(10,259)
Common stock issued through distribution reinvestment plan	511,899	5	8,809	—	—	8,814
Share-based compensation	10,770	—	193	—	—	193
Offering costs	—	—	(214)	—	—	(214)
Net income	—	—	—	—	54,746	54,746
Distributions declared	—	—	—	—	(67,488)	(67,488)
Cumulative-effect adjustment upon adoption of ASU 2016-13 (Note 2)	—	—	—	—	(7,761)	(7,761)
Other comprehensive income	—	—	—	(7,278)	—	(7,278)
Balance, December 31, 2020	44,510,051	$446	$912,725	$(8,256)	$(106,471)	$798,444
The accompanying notes are an integral part of these consolidated financial statements.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net income	$54,746	$83,924	$52,825
Adjustments to reconcile net income to net cash provided by operating activities:
Premium amortization and (discount accretion), net	(5,999)	(6,144)	(4,572)
Accretion of deferred commitment fees	(6,410)	(2,754)	(1,577)
Amortization of deferred financing costs	9,585	9,584	12,681
Share-based compensation	193	156	157
Realized (gain)/loss from sale of real estate securities	10,137	—	107
Realized (gain)/loss from sale of real estate owned, held-for-sale	(1,851)	—	—
Realized (gain)/loss from extinguishment of debt	(3,678)	—	—
Unrealized (gain)/loss on commercial mortgage loans held-for-sale	75	(359)	237
Unrealized (gain)/losses on derivative instruments	995	(1,722)	1,374
Unrealized loss on other real estate securities	32	—	—
Depreciation and amortization	2,233	—	—
Recognition of deferred rent revenue	(150)	—	—
Increase/(decrease) for credit losses	13,296	3,007	3,370
Impairment losses on real estate owned assets	398	—	—
Origination of commercial mortgage loans, held-for-sale	(267,553)	(1,020,702)	(621,597)
Proceeds from sale of commercial mortgage loans, held-for-sale	312,206	975,243	573,010
Changes in assets and liabilities:
Accrued interest receivable	7,423	(765)	(3,060)
Prepaid expenses and other assets	(7,079)	(4,020)	(4,133)
Accounts payable and accrued expenses	(5,837)	6,428	(13)
Due to affiliates	4,736	1,560	(3,192)
Interest payable	(2,164)	1,933	1,481
Net cash (used in)/provided by operating activities	$115,334	$45,369	$7,098
Cash flows from investing activities:
Origination and purchase of commercial mortgage loans, held for investment	$(1,281,158)	$(1,321,644)	$(1,598,786)
Principal repayments received on commercial mortgage loans, held for investment	1,228,225	756,141	753,921
Purchase of other real estate investments	—	(2,511)	—
Purchase of real estate owned and capital expenditures	(2,824)	(42,018)	—
Proceeds from sale of real estate owned, held-for-sale	22,472	—	—
Proceeds from sale of commercial mortgage loans, held-for-sale	77,164	—	16,910
Purchase of real estate securities	(148,580)	(369,911)	(39,510)

Proceeds from sale/repayment of real estate securities	346,201	9,369	12,456
Purchase of derivative instruments	(813)	1,333	(804)
Net cash (used in)/provided by investing activities	$240,687	$(969,241)	$(855,813)
Cash flows from financing activities:
Proceeds from issuances of common stock	$10,672	$75,545	$124,335
Proceeds from issuances of redeemable convertible preferred stock	47	63,197	146,245
Common stock repurchases	(10,259)	(13,813)	(15,085)
Reimbursements/(payments) of offering costs and fees related to stock issuances	—	—	(887)
The accompanying notes are an integral part of these consolidated financial statements.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
Borrowings under collateralized loan obligation	—	639,899	1,161,002
Repayments of collateralized loan obligation	(182,680)	(343,191)	(478,177)
Borrowings on repurchase agreements - commercial mortgage loans	682,970	1,035,524	1,833,838
Repayments of repurchase agreements - commercial mortgage loans	(659,173)	(932,420)	(1,750,088)
Borrowings on repurchase agreements - real estate securities	2,675,218	1,570,331	280,837
Repayments of repurchase agreements - real estate securities	(2,882,749)	(1,220,511)	(275,332)
Proceeds from other financing and loan participation - commercial mortgage loans	31,379	—	10,000
Repayments on other financing and loan participation - commercial mortgage loans	—	(10,000)	(26,182)
Borrowing on mortgage note payable	11,712	29,167	—
Payments of deferred financing costs	(349)	(4,540)	(12,128)
Distributions paid	(49,790)	(60,613)	(36,952)
Net cash (used in)/provided by financing activities:	$(373,002)	$828,575	$961,426
Net change in cash, cash equivalents and restricted cash	$(16,981)	$(95,297)	$112,711
Cash, cash equivalents and restricted cash, beginning of period	109,122	204,419	91,708
Cash, cash equivalents and restricted cash, end of period	$92,141	$109,122	$204,419

Supplemental disclosures of cash flow information:
Taxes paid	$4,400	$—	$355
Interest paid	59,819	78,901	53,029
Supplemental disclosures of non-cash flow information:
Common stock issued through distribution reinvestment plan	$8,814	13,903	14,023
Commercial mortgage loans transferred from held for investment to held-for-sale	76,979	—	16,750
Distribution payable	15,688	6,912	5,834
Commercial mortgage loans transferred from held-for-sale to held for investment	—	10,072	—
Real estate owned received in foreclosure	35,411	8,110	—

Reconciliation of cash, cash equivalents and restricted cash at end of period:
Cash and cash equivalents	$82,071	$87,246	$191,390
Restricted cash	10,070	21,876	13,029
Cash, cash equivalents and restricted cash, end of period	$92,141	$109,122	$204,419
The accompanying notes are an integral part of these consolidated financial statements.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020
Note 1 − Organization and Business Operations
Benefit Street Partners Realty Trust, Inc. (the “Company”) is a real estate finance company that primarily originates, acquires and manages a diversified portfolio of commercial real estate debt investments secured by properties located within and outside the United States. The Company was incorporated in Maryland on November 15, 2012 and commenced operations on May 14, 2013.
The Company made a tax election to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2013. The Company believes that it has qualified as a REIT and intends to continue to meet the requirements for qualification and taxation as a REIT. In addition, the Company, through a subsidiary which is treated as a taxable REIT subsidiary (a “TRS”) is indirectly subject to U.S federal, state and local income taxes. The majority of the Company's business is conducted through Benefit Street Partners Realty Operating Partnership, L.P. (the “OP”), a Delaware limited partnership. The Company is the sole general partner and directly or indirectly holds all of the units of limited partner interests in the OP.
The Company has no direct employees. Benefit Street Partners L.L.C. serves as the Company's advisor (the “Advisor”) pursuant to an Amended and Restated Advisory Agreement, dated January 19, 2018 (the “Advisory Agreement”). The Advisor is a wholly owned subsidiary of Franklin Resources, Inc. which, together with its various subsidiaries, operates as Franklin Templeton. The Advisor, an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”), is a credit-focused alternative asset management firm. Established in 2008, the Advisor's credit platform manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies including high yield, levered loans, private / opportunistic debt, liquid credit, structured credit and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass the platform. The Advisor manages the Company's affairs on a day-to-day basis. The Advisor receives compensation and fees for services related to the investment and management of the Company's assets and the operations of the Company.
The Company invests in commercial real estate debt investments, which may include first mortgage loans, subordinated mortgage loans, mezzanine loans and participations in such loans. The Company also originates conduit loans which the Company intends to sell through its TRS into commercial mortgage-backed securities (“CMBS”) at a profit. The Company also invests in commercial real estate securities. Real estate securities may include CMBS, senior unsecured debt of publicly traded REITs, debt or equity securities of other publicly traded real estate companies and collateralized debt obligations (“CDOs”). The Company also owns real estate acquired by the Company through foreclosure and deed in lieu of foreclosure, and purchased for investment, typically subject to triple net leases.
Note 2 − Summary of Significant Accounting Policies
Basis of Accounting
The Company's consolidated financial statements and related footnotes have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the requirements for reporting on Form 10-K and Regulation S-X, as appropriate.
Certain prior period amounts have been reclassified to conform with current presentation. In the opinion of management, all normal recurring adjustments considered necessary for a fair statement of the results of the periods presented have been included. The current period’s results of operations will not necessarily be indicative of results in any subsequent reporting period.
Use of Estimates
GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reported periods. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially. In the opinion of management, the interim data includes all adjustments, of a normal and recurring nature, necessary for a fair statement of the results for the periods presented. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the entire year or any subsequent periods.
In response to the global coronavirus (COVID-19) pandemic, numerous countries, including the U.S., have declared national emergencies with respect to COVID-19 and certain jurisdictions, including those where our corporate headquarters and/or properties that secure our investments, or properties that the Company owns, are located, have at times imposed “stay-at-home” guidelines or orders or other restrictions to help prevent its spread. The effects of COVID-19 may negatively and materially impact significant estimates and assumptions used by the Company including, but not limited to estimates of expected credit losses, valuation of our equity method investments and the fair value estimates of the Company’s assets and liabilities. Actual results could materially differ from those estimates.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company, the OP and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members, as well as whether the entity is a variable interest entity (“VIE”) for which the Company is the primary beneficiary.
The Company has determined the OP is a VIE of which the Company is the primary beneficiary. Substantially all of the Company's assets and liabilities are held by the OP.
The Company consolidates all entities that it controls through either majority ownership or voting rights. In addition, the Company consolidates all VIEs of which the Company is considered the primary beneficiary. VIEs are entities in which equity investors (i) do not have the characteristics of a controlling financial interest and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The entity that consolidates a VIE is its primary beneficiary and is generally the entity with (i) the power to direct the activities that most significantly affect the VIE’s economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.
The accompanying consolidated financial statements include the accounts of collateralized loan obligations (“CLOs”) issued and securitized by wholly owned subsidiaries of the Company. The Company has determined the CLOs are VIEs of which the Company's subsidiary is the primary beneficiary. The assets and liabilities of the CLOs are consolidated in the accompanying consolidated balance sheets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation.
Acquisition Expenses
The Company capitalizes certain direct costs relating to loan origination activities. The cost is amortized over the life of the loan and recognized in interest income in the Company's consolidated statements of operations. Acquisition expenses paid on future funding amounts are expensed within the acquisition expenses line in the Company's consolidated statements of operations.
Cash and Cash Equivalents
Cash consists of amounts deposited with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company up to an insurance limit. Cash equivalents include short-term, liquid investments in money market funds with original maturities of 90 days or less when purchased.
Restricted Cash
Restricted cash primarily consists of cash pledged as margin on repurchase agreements and derivative transactions. The duration of this restricted cash generally matches the duration of the related repurchase agreements or derivative transaction.
Commercial Mortgage Loans
Held for Investment - Commercial mortgage loans that are held for investment purposes and are anticipated to be held until maturity, are carried at cost, net of unamortized acquisition expenses, discounts or premiums and unfunded commitments. Commercial mortgage loans, held for investment purposes, are carried at amortized cost less a specific allowance for credit losses. Interest income is recorded on the accrual basis and related discounts, premiums and acquisition expenses on investments are amortized over the life of the investment using the effective interest method. Amortization is reflected as an adjustment to interest income in the Company’s consolidated statements of operations. Guaranteed loan commitment fees payable by the borrower upon maturity are accreted over the life of the investment using the effective interest method. The accretion of guaranteed loan commitment fees is recognized in interest income in the Company's consolidated statements of operations.
Held-for-Sale - Commercial mortgage loans that are intended to be sold in the foreseeable future are reported as held-for sale and are transferred at fair value and recorded at the lower of cost or fair value with changes recorded through the statements of operations. Unamortized loan origination costs for commercial mortgage loans held-for-sale that are carried at the lower of cost or fair value are capitalized as part of the carrying value of the loans and recognized upon the sale of such loans. Amortization of origination costs ceases upon transfer of commercial mortgage loans to held-for-sale.
Held-for-Sale, Accounted for Under the Fair Value Option - The fair value option provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, and written loan commitments. The Company has elected to measure commercial mortgage loans held-for-sale in the Company's TRS under the fair value option. These commercial mortgage loans are included in the Commercial mortgage loans, held-for-sale, measured at fair value in the consolidated balance sheets. Interest income received on commercial mortgage loans held-for-sale, measured at fair value is recorded on the accrual basis of accounting and is included in interest income in the consolidated statements of operations. Costs to originate these investments are expensed when incurred.
Real estate owned
Real estate owned (“REO”) assets represent real estate acquired by the Company through foreclosure, deed in lieu of foreclosure, or purchase. REO assets are carried at their estimated fair value at acquisition and are presented net of accumulated depreciation and impairment charges. The Company allocates the purchase price of acquired real estate assets based on the fair value of the acquired assets such as land, building, furniture, fixtures and equipment. Asset acquisitions in which monetary consideration is given generally includes the transaction costs of the asset acquisition. Acquiring assets in groups requires not only ascertaining the cost of the asset (or net asset) group but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. The cost of a group of assets acquired in an asset acquisition shall be allocated to the individual assets acquired or liabilities assumed based on their relative fair values and shall not give rise to goodwill.
Real estate owned assets are depreciated using the straight-line method over estimated useful lives of up to 40 years for buildings and improvements and up to 15 years for furniture, fixtures and equipment. Renovations and/or replacements that improve or extend the life of the real estate owned assets are capitalized and depreciated over their estimated useful lives. Real estate owned revenue is recognized when the Company satisfies a performance obligation by transferring a promised good or service to a customer. The Company is considered to have satisfied all performance obligations at a point in time.
Real estate owned assets that are probable to be sold within one year are reported as held-for-sale. Real estate owned assets classified as held-for-sale shall be measured at the lower of its carrying amount or fair value less cost to sell. Real estate owned assets shall not be depreciated or amortized while it is classified as held-for-sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held-for-sale shall continue to be accrued. Upon the disposition of a real estate owned asset, the Company calculates realized gains and losses as net proceeds received less the carrying value of the real estate owned asset. Net proceeds received are net of direct selling costs associated with the disposition of the real estate owned asset.
Leases
Operating right of use assets “ROU” represent the Company’s right to use an underlying asset during the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term. Leases will be classified as either a finance or operating lease, with such classification affecting the pattern and classification of expense recognition in the consolidated statements of operations. For leases greater than 12 months, the Company determines, at the inception of the contract, if the arrangement meets the classification criteria for an operating or finance lease. For leases that have extension options, which can be exercised at the Company's discretion, management uses judgment to determine if it is reasonably certain that such extension options will be elected. If the extension options are reasonably certain to occur, the Company includes the extended term's lease payments in the calculation of the respective lease liability. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The incremental borrowing rate used to discount the lease liability is determined at commencement of the lease, or upon modification of the lease, as the interest rate a lessee would have to pay to borrow on a fully collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company's incremental borrowing rate considers information at both the corporate and property level and analysis of current market conditions for obtaining new financings. All leases as of December 31, 2020 and December 31, 2019 were operating leases.
Separately, on October 15, 2019, the Company acquired certain real estate assets which had an existing in-place lease asset. This in-place lease asset is recorded as an Intangible lease asset on the consolidated balance sheets and amortized using the straight-line method over the contractual life of the lease.
Credit Losses
In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses, which amends the credit impairment model for financial instruments. The Company adopted ASU 2016-13 on January 1, 2020.
Following our adoption of ASU 2016-13, our previous incurred loss model was replaced with a lifetime current expected credit loss (“CECL”) model for financial instruments carried at amortized cost and off-balance sheet credit exposures, such as loans, loan commitments, held-to-maturity (“HTM”) debt securities, financial guarantees, net investments in leases, reinsurance and trade receivables, which will generally result in earlier recognition of allowance for losses. For available for sale (“AFS”) debt securities, unrealized credit losses are recognized as allowances rather than reductions in amortized cost basis and elimination of the other than temporary impairment concept will result in more frequent estimation of credit losses. The accounting model for purchased credit impaired loans and debt securities has been simplified, including elimination of some of the asymmetrical treatment between credit losses and credit recoveries, to be consistent with the CECL model for originated and purchased non-credit impaired assets. The adopted model for ASC 326 as it applies to HTM and AFS securities, encompassing the beneficial interest model for securities that are not of high credit quality, has been clarified to include the effective interest method as a basis for the projection of cash collections method in connection with the newly adopted impairment models for HTM and AFS debt securities under ASC 326 when securities are not of high credit quality. Upon adoption of ASU 2016-13 on January 1, 2020, the Company recorded an additional allowance for credit losses for our outstanding loans and unfunded loan commitments of $7.8 million, or $0.18 per share, which was 0.27% of the aggregate commitment amount of the Company’s loan portfolio at December 31, 2019.
	Pre-adoption	Transition Adjustment	Post-adjustment
Assets
Commercial mortgage loans, held for investment, net of allowance	$2,762,042	$(7,211)	$2,754,831
Liabilities
Accounts payable and accrued expenses(1)	10,925	(550)	10,375
Equity
Accumulated deficit	$(85,968)	$(7,761)	$(93,729)
(1)	Includes allowance associated with unfunded loan commitment.
The following discussion highlights changes to the Company’s accounting policies as a result of this adoption.
Allowance for credit losses
The allowance for credit losses for the Company’s financial instruments carried at amortized cost and off-balance sheet credit exposures, such as loans held for investment and unfunded loan commitments represents a lifetime estimate of expected credit losses. Factors considered by the Company when determining the allowance for credit losses reserve include loan-specific characteristics such as loan-to-value (“LTV”) ratio, vintage year, loan term, property type, occupancy and geographic location, financial performance of the borrower, expected payments of principal and interest, as well as internal or external information relating to past events, current conditions and reasonable and supportable forecasts.
The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist for multiple financial instruments. If similar risk characteristics do not exist, the Company measures the allowance for credit losses on an individual instrument basis. The determination of whether a particular financial instrument should be included in a pool can change over time. If a financial asset’s risk characteristics change, the Company evaluates whether it is appropriate to continue to keep the financial instrument in its existing pool or evaluate it individually.
In measuring the allowance for credit losses for financial instruments including our unfunded loan commitments that share similar risk characteristics, the Company primarily applies a probability of default (“PD”)/loss given default (“LGD”) model for instruments that are collectively assessed, whereby the allowance for credit losses is calculated as the product of PD, LGD and exposure at default (“EAD”). The Company’s model principally utilizes historical loss rates derived from a commercial mortgage backed securities database with historical losses from 1998 to 2020 provided by a reputable third party, forecasting the loss parameters using a scenario-based statistical approach over a reasonable and supportable forecast period of twelve months, followed by an immediate reversion to average historical losses. For financial instruments assessed on an individual basis, including when it is probable that the Company will be unable to collect the full payment of principal and interest on the instrument, the Company applies a discounted cash flow (“DCF”) methodology.
For financial instruments where the borrower is experiencing financial difficulty based on the Company’s assessment at the reporting date and the repayment is expected to be provided substantially through the operation or sale of the collateral, the Company may elect to use as a practical expedient the fair value of the collateral at the reporting date when determining the allowance for credit losses.
In developing the allowance for credit losses for its loans held for investment, the Company performs a comprehensive analysis of its loan portfolio and assigns risk ratings to loans that incorporate management's current judgments about their credit quality based on all known and relevant internal and external factors that may affect collectability, using similar factors as those in developing the allowance for credit losses. This methodology results in loans being segmented by risk classification into risk rating categories that are associated with estimated probabilities of default and principal loss. Risk rating categories range from “1” to “5” with “1” representing the lowest risk of loss and “5” representing the highest risk of loss with the ratings updated quarterly. At the time of origination or purchase, loans held for investment are ranked as a “2” and will move accordingly going forward based on the ratings which are defined as follows:
1.	Very Low Risk- Investment exceeding fundamental performance expectations and/or capital gain expected. Trends and risk factors since time of investment are favorable.
2.	Low Risk- Performing consistent with expectations and a full return of principal and interest expected. Trends and risk factors are neutral to favorable.
3.	Average Risk- Performing investments requiring closer monitoring. Trends and risk factors show some deterioration.
4.	High Risk/Delinquent/Potential for Loss- Underperforming investment with the potential of some interest loss but still expecting a positive return on investment. Trends and risk factors are negative.
5.	Impaired/Defaulted/Loss Likely- Underperforming investment with expected loss of interest and some principal.
The Company also considers qualitative and environmental factors, including, but not limited to, economic and business conditions, nature and volume of the loan portfolio, lending terms, volume and severity of past due loans, concentration of credit and changes in the level of such concentrations in its determination of the allowance for credit losses.
Changes in the allowance for credit losses for the Company’s financial instruments are recorded in Provision/(benefit) for credit losses on the consolidated statements of operations with a corresponding offset to the financial instrument’s amortized cost recorded on the consolidated balance sheets, or as a component of Accounts payable and accrued expenses for unfunded loan commitments.

The Company has elected to not measure an allowance for credit losses for accrued interest receivable as it is timely, following three months time, reversed against interest income when a loan, real estate security or preferred equity investment is placed on nonaccrual status. The Company did not record reversals of accrued interest receivable during the year ended December 31, 2020. Loans are charged off against the Provision/(benefit) for credit losses when all or a portion of the principal amount is determined to be uncollectible.
Past due and nonaccrual status
Loans are placed on nonaccrual status and considered non-performing when full payment of principal and interest is unpaid for 90 days or more or where reasonable doubt exists as to timely collection, unless the loan is both well secured and in the process of collection. Interest received on nonaccrual status loans are accounted for under the cost-recovery method, until qualifying for return to accrual. Upon restructuring the nonaccrual loan, the Company may return a loan to accrual status when repayment of principal and interest is reasonably assured.
Troubled Debt Restructuring (“TDR”)
The Company classifies an individual financial instrument as a TDR when it has a reasonable expectation that the financial instrument’s contractual terms will be modified in a manner that grants concession to the borrower who is experiencing financial difficulty. Concessions could include term extensions, payment deferrals, interest rate reductions, principal forgiveness, forbearance, or other actions designed to maximize the Company’s collection on the financial instrument. The Company determines the allowance for credit losses for financial instruments that are TDRs individually.
Real Estate Securities
On the acquisition date, all of the Company’s commercial real estate securities were classified as available for sale and carried at fair value, and subsequently any unrealized gains or losses are recognized as a component of accumulated other comprehensive income or loss. The Company may elect the fair value option for its real estate securities, and as a result, any unrealized gains or losses on such real estate securities will be recorded in the Company’s consolidated statements of operations. No such election has been made to date. Related discounts, premiums and acquisition expenses on investments are amortized over the life of the investment using the effective interest method. Amortization is reflected as an adjustment to interest income in the Company’s consolidated statements of operations. The Company uses the specific identification method in determining the cost relief for real estate securities sold. Realized gains and losses from the sale of real estate securities are included in the Company’s consolidated statements of operations.
AFS real estate securities which have experienced a decline in the fair value below their amortized cost basis (i.e., impairment) are evaluated each reporting period to determine whether the decline in fair value is due to credit-related factors. Any impairment that is not credit-related is recognized in accumulated other comprehensive income, while credit-related impairment is recognized as an allowance on the consolidated balance sheets with a corresponding adjustment on the consolidated statements of operations. If the Company intends to sell an impaired real estate security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount is recognized in the consolidated statements of operations with a corresponding adjustment to the security’s amortized cost basis.
The Company analyzes the AFS security portfolio on a periodic basis for credit losses at the individual security level using the same criteria described above for those amortized cost financial assets subject to an allowance for credit losses including but not limited to; performance of the underlying assets in the security, borrower financial resources and investment in collateral, collateral type, credit ratings, project economics and geographic location as well as national and regional economic factors.
The non-credit loss component of the unrealized loss within the Company’s AFS portfolio is recognized as an adjustment to the individual security’s asset balance with an offsetting entry to accumulated other comprehensive income in the consolidated balance sheets.
Repurchase Agreements
Commercial mortgage loans and real estate securities sold under repurchase agreements have been treated as collateralized financing transactions because the Company maintains effective control over the transferred securities.

Commercial mortgage loans and real estate securities financed through a repurchase agreement remain on the Company’s consolidated balance sheets as an asset and cash received from the purchaser is recorded as a liability. Interest paid in accordance with repurchase agreements is recorded in interest expense on the Company's consolidated statements of operations.
Deferred Financing Costs
The deferred financing costs related to the Company's various Master Repurchase Agreements as well as certain prepaid subscription costs are included in Prepaid expenses and other assets on the consolidated balance sheets. Deferred financing cost on the Company's collateralized loan obligations (“CLO”) are netted against the Company's CLO payable in the Collateralized loan obligations on the consolidated balance sheets. Deferred financing costs are amortized over the terms of the respective financing agreement using the effective interest method and included in interest expense on the Company's consolidated statements of operations. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity.
Share Repurchase Program
The Company has a Share Repurchase Program (the “SRP”) that enables stockholders to sell their shares to the Company, subject to certain conditions. Refer to Note 9 - Stock Transactions for a description of the SRP. When a stockholder requests a redemption and the redemption is approved by the board of directors, the Company will reclassify such obligation from equity to a liability based on the settlement value of the obligation. Shares repurchased under the SRP will have the status of authorized but unissued shares.
Offering and Related Costs
Since 2018, the Company has from time to time offered, and may in the future offer, shares of the Company’s common stock or one or more series of its preferred stock (“Preferred Stock”), including its Series A convertible preferred stock (“Series A Preferred Stock”) and Series C convertible preferred stock (the “Series C Preferred Stock,”) in private placements exempt from the registration requirements of the Securities Act of 1933, as amended. In connection with these offerings, the Company incurs various offering costs. These offering costs include but are not limited to legal, accounting, printing, mailing and filing fees, and diligence expenses of broker-dealers. Offering costs for the common stock are recorded in the Company’s stockholders’ equity, while the offering costs for the Preferred Stock are included within Series A Preferred Stock and Series C Preferred Stock, respectively, on the Company’s consolidated balance sheets.
Distribution Reinvestment Plan
Pursuant to the Company's distribution reinvestment plan (“DRIP”), stockholders may elect to reinvest distributions by purchasing shares of common stock in lieu of receiving cash. No dealer manager fees or selling commissions are paid with respect to shares purchased pursuant to the DRIP. The purchase price for shares purchased through the DRIP is the lesser of (i) the Company’s most recent estimated per share NAV, and (ii) the Company’s GAAP book value per share. There is no market for our common stock. The board of directors may designate that certain cash or other distributions be excluded from the DRIP. The Company has the right to amend any aspect of the DRIP or terminate the DRIP with ten days’ notice to participants. Shares issued under the DRIP are recorded to equity in the consolidated balance sheets in the period distributions are declared.
Share-Based Compensation
The Company has a share-based incentive plan for certain of the Company's directors, officers and employees of the Advisor and its affiliates. Share-based awards are measured at the grant date fair value and is recognized as compensation expense on a on a straight line basis over the related vesting period of the award. See Note 12 - Share-Based Compensation.
Income Taxes
The Company has conducted its operations to qualify as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2013. As a REIT, if the Company meets certain organizational and operational requirements and distributes at least 90% of its “REIT taxable income” (determined before the deduction of dividends paid and excluding net capital gains) to its stockholders in a year, it will not be subject to U.S. federal income tax to the extent of the income that it distributes. However, even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on income in addition to U.S. federal income and excise taxes on its undistributed income. The Company, through its TRS, is indirectly subject to U.S. federal, state and local income taxes. The Company’s TRS is not consolidated for U.S. federal income tax purposes, but is instead taxed as a C corporation. For financial reporting purposes, the TRS is consolidated and a provision for current and deferred taxes is established for the portion of earnings recognized by the Company with respect to its interest in its TRS. Total income tax provision/(benefit) for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 were $(2.1) million, $4.5 million and $0.1 million, respectively.
The Company uses a more-likely-than-not threshold for recognition and derecognition of tax positions taken or to be taken in a tax return. The Company has assessed its tax positions for all open tax years beginning with December 31, 2017 and concluded that there were no uncertainties to be recognized. The Company’s accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as provision for income taxes.
The Company utilizes the TRS to reduce the impact of the prohibited transaction tax and to avoid penalty for the holding of assets not qualifying as real estate assets for purposes of the REIT asset tests. Any income associated with a TRS is fully taxable because the TRS is subject to federal and state income taxes as a domestic C corporation based upon its net income.
Derivatives and Hedging Activities
In the normal course of business, the Company is exposed to the effect of interest rate changes and may undertake a strategy to limit these risks through the use of derivatives. The Company uses derivatives primarily to economically hedge against interest rates, CMBS spreads and macro market risk in order to minimize volatility. The Company may use a variety of derivative instruments that are considered conventional, including but not limited to: Treasury note futures and credit derivatives on various indices including CMBX and CDX.
The Company recognizes all derivatives on the consolidated balance sheets at fair value. The Company does not designate derivatives as hedges to qualify for hedge accounting for financial reporting purposes and therefore any net payments under, or fluctuations in the fair value of these derivatives have been recognized currently in unrealized (gain)/loss on derivative instruments in the accompanying consolidated statements of operations. The Company records derivative asset and liability positions on a gross basis with any collateral posted with or received from counterparties recorded separately within Restricted cash on the Company’s consolidated balance sheets. Certain derivatives that the Company has entered into are subject to master netting agreements with its counterparties, allowing for netting of the same transaction, in the same currency, on the same date.
Per Share Data
The Company’s Preferred Stock is considered a participating security and the Company calculates basic earnings per share using the two-class method. The Company’s dilutive earnings per share calculation is computed using the more dilutive result of the treasury stock method, assuming the participating security is a potential common share, or the two-class method, assuming the participating security is not converted. The Company calculates basic earnings per share by dividing net income applicable to common stock for the period by the weighted-average number of shares of common stock outstanding for that period. Diluted earnings per share reflects the potential dilution that could occur from shares outstanding if potential shares of common stock with a dilutive effect have been issued in connection with the restricted stock plan or upon conversion of the outstanding shares of the Company’s Preferred Stock, except when doing so would be anti-dilutive.
Reportable Segments
The Company has determined that it has four reportable segments based on how the chief operating decision maker reviews and manages the business. The four reporting segments are as follows:
•
The real estate debt business which is focused on originating, acquiring and asset managing commercial real estate debt investments, including first mortgage loans, subordinate mortgages, mezzanine loans and participations in such loans.

•
The real estate securities business which is focused on investing in and asset managing commercial real estate securities primarily consisting of CMBS and may include unsecured REIT debt, CDO notes and other securities.

•	The commercial conduit business in the Company's TRS, which is focused on originating and subsequently selling fixed-rate commercial real estate loans into the CMBS securitization market.
•	The real estate owned business represents real estate acquired by the Company through foreclosure, deed in lieu of foreclosure, or purchase.
See Note 16 - Segment Reporting for further information regarding the Company's segments.
Redeemable Convertible Preferred Stock
The Company’s outstanding Preferred Stock is classified outside of permanent equity in the consolidated balance sheets. Subject to certain conditions, the outstanding Preferred Stock is redeemable at the option of the holders of the Preferred Stock, outside of the control of the Company. As set forth in the Articles Supplementary relating to each of the Series A Preferred Stock and the Series C Preferred Stock (collectively, the “Articles Supplementary”) to the Company’s Articles of Amendment and Restatement, the Preferred Stock is redeemable for shares of the Company's common stock, $0.01 par value per share (the “Common Stock”) at the option of the holder upon a change of control (as defined in the Articles Supplementary) or after the sixth anniversary of the date of issuance. A change in control of the Company occurs if any person acquires more than 50% of the total economic interests or voting power of all securities of the Company, other than in a liquidity event.
Shares of Preferred Stock rank senior to shares of Common Stock with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Company. Dividends payable on each share of outstanding Preferred Stock will be equal to the greater of (i) an amount equal to $16.67 per share and (ii) the monthly dividend that would have been paid had such share of Preferred Stock been converted to a share of Common Stock, subject to proration in the event that such share of Preferred Stock was not outstanding for the full month.
Immediately prior to a “Liquidity Event,” each outstanding share of Series A Preferred Stock shall convert into 299.2 shares of Common Stock, subject to anti-dilution adjustments (the “Conversion Rate”). Each outstanding share of Series C Preferred Stock will convert into shares of Common Stock at the same Conversion Rate on the one-year anniversary of a Liquidity Event, subject to the Company’s right to accelerate the conversion to a date no earlier than six months after the Liquidity Event, upon at least ten days prior notice to the holders of the Series C Preferred Stock. A “Liquidity Event” is defined as (i) the listing of the Common Stock on a national securities exchange or quotation on an electronic inter-dealer quotation system; (ii) a merger or business combination involving the Company pursuant to which outstanding shares Common Stock are exchanged for securities of another company which are listed on a national securities exchange or quoted on an electronic inter-dealer quotation system; or (iii) any other transaction or series of transaction that results in all shares of Common Stock being transferred or exchange for cash or securities which are listed on a national securities exchange or quoted on an electronic inter-dealer quotation system. If there has not been a Liquidity Event within six years from the initial issuance of the outstanding Preferred Stock, each holder of Preferred Stock shall have the right to convert all, but not less than all, of the Preferred Stock held by such holder into Common Stock at the Conversion Rate. Each holder also has the option to convert its shares of outstanding Preferred Stock into Common Stock upon a change in control (as defined in the respective Articles Supplementary for the Series A Preferred Stock and Series C Preferred Stock) of the Company. In addition, neither the Company nor a holder of shares of outstanding Preferred Stock may redeem shares of the Preferred Stock until six years from the initial issuance of the Preferred Stock, except in cases of a change in control (as defined in the respective Articles Supplementary).
Holders of the outstanding Preferred Stock are entitled to vote on each matter submitted to a vote of the stockholders of the Company upon which the holders of Common Stock are entitled to vote, upon which the holders of the Preferred Stock and holders of the Common Stock shall vote together as a single class. The number of votes applicable to a share of outstanding Preferred Stock will be equal to the number of shares of Common Stock a share of Preferred Stock could have been converted into as of the record date set for purposes of such stockholder vote (rounded down to the nearest whole number of shares of Common Stock). In addition, the affirmative vote of the holders of two-thirds of the outstanding shares of Preferred Stock is required to approve the issuance of any equity securities senior to the Preferred Stock and to take certain actions materially adverse to the holders of the Preferred Stock.

Accounting Pronouncements Not Yet Adopted
On March 12, 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides temporary optional expedients and exceptions to the US GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. The guidance is effective upon issuance and generally can be applied through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions through December 31, 2020, but will continue to evaluate the possible adoption of any such expedients or exceptions during the effective period as circumstances evolve.
Note 3 − Commercial Mortgage Loans
The following table is a summary of the Company's commercial mortgage loans, held for investment, carrying values by class (dollars in thousands):
	December 31, 2020	December 31, 2019
Senior loans	$2,698,823	$2,721,325
Mezzanine loans	15,911	41,638
Total gross carrying value of loans	2,714,734	2,762,963
Less: Allowance for credit losses (1)	20,886	921
Total commercial mortgage loans, held for investment, net	$2,693,848	$2,762,042
(1)	As of December 31, 2020 and 2019, there have been no specific reserves for loans in non-performing status.
As of December 31, 2020 and December 31, 2019, the Company's total commercial mortgage loan portfolio, excluding commercial mortgage loans accounted for under the fair value option, was comprised of 130 and 122 loans, respectively.
Allowance for Credit Losses
The following table presents the activity in the Company's allowance for credit losses, excluding the unfunded loan commitments, as of December 31, 2020 (dollars in thousands):
	Year Ended December 31, 2020
	MultiFamily	Retail	Office	Industrial	Mixed Use	Hospitality	Self Storage	Manufactured Housing	Total
Beginning Balance	$322	$202	$249	$23	$4	$103	$—	$18	$921
Cumulative-effect adjustment upon adoption of ASU 2016-13	3,220	386	1,966	434	9	739	399	58	7,211
Current Period:
Provision/(benefit) for credit losses	(447)	(184)	(640)	3,338	119	11,231	(282)	46	13,181
Write offs	—	—	—	—	—	(427)	—	—	(427)

Ending Balance	$3,095	$404	$1,575	$3,795	$132	$11,646	$117	$122	$20,886
The Company recorded an increase in its allowance for credit losses during the year ended December 31, 2020 of $13.2 million. This is primarily driven by the significant adverse change in the overall economic outlook due to the COVID-19 pandemic.

The following table presents the activity in the Company's allowance for credit losses, for the unfunded loan commitments, as of December 31, 2020 (dollars in thousands):
	Year Ended December 31, 2020
	MultiFamily	Retail	Office	Industrial	Mixed Use	Hospitality	Self Storage	Manufactured Housing	Total
Beginning Balance	$—	$—	$—	$—	$—	$—	$—	$—	$—
Cumulative-effect adjustment upon adoption of ASU 2016-13	239	40	150	30	1	57	28	5	550
Current Period:
Provision/(benefit) for credit losses	(154)	(40)	(103)	388	13	44	(28)	(5)	115
Ending Balance	$85	$—	$47	$418	$14	$101	$—	$—	$665
The following table represents the composition by loan type of the Company's commercial mortgage loans portfolio, excluding commercial mortgage loans, held for investment (dollars in thousands):
	December 31, 2020		December 31, 2019
Loan Type	Par Value	Percentage	Par Value	Percentage
Multifamily	$1,202,694	44.2%	$1,491,971	53.9%
Office	517,464	19.0%	414,772	15.0%
Hospitality	403,908	14.8%	446,562	16.1%
Industrial	243,404	8.9%	118,743	4.3%
Mixed Use	102,756	3.8%	58,808	2.1%
Self Storage	86,424	3.2%	67,767	2.4%
Retail	78,550	2.9%	111,620	4.0%
Manufactured Housing	71,263	2.6%	44,656	1.6%
Land	16,400	0.6%	16,400	0.6%
Total	$2,722,863	100.0%	$2,771,299	100.0%
As of December 31, 2020 and 2019, the Company's total commercial mortgage loans, held-for-sale, measured at fair value was comprised of three and seven loans, respectively. As of December 31, 2020 and 2019, the contractual principal outstanding of commercial mortgage loans, held-for-sale, measured at fair value was $67.6 million and $112.5 million, respectively. As of December 31, 2020 and 2019, none of the Company's commercial mortgage loans, held-for-sale, measured at fair value were in default or greater than 90 days past due.
The following table represents the composition by loan type of the Company's commercial mortgage loans, held-for-sale, measured at fair value (dollars in thousands):
	December 31, 2020		December 31, 2019
Loan Type	Par Value	Percentage	Par Value	Percentage
Industrial	$67,550	99.9%	$23,625	21.0%
Multifamily	100	0.1%	78,250	69.6%
Retail	—	—%	2,613	2.3%

Hospitality	—	—%	8,000	7.1%
Total	$67,650	100.0%	$112,488	100.0%
Loan Credit Quality and Vintage
The following tables present the amortized cost of our commercial mortgage loans, held for investment as of December 31, 2020, by loan type, the Company’s internal risk rating and year of origination. The risk ratings are updated as of December 31, 2020.

	2020	2019	2018	2017	2016	2015	Prior	Total
Multifamily:
Risk Rating:
1-2 internal grade	$583,550	$349,588	$188,975	$—	$—	$—	$3,488	$1,125,601
3-4 internal grade	—	—	35,887	37,812	—	—	—	73,699
Total Multifamily Loans	$583,550	$349,588	$224,862	$37,812	$—	$—	$3,488	$1,199,300
Retail:
Risk Rating:
1-2 internal grade	$13,277	$22,760	$16,400	$—	$—	$—	$—	$52,437
3-4 internal grade	—	12,872	29,425	—	—	—	—	42,297
Total Retail Loans	$13,277	$35,632	$45,825	$—	$—	$—	$—	$94,734
Office:
Risk Rating:
1-2 internal grade	$244,301	$160,709	$61,169	$40,846	$—	$—	$—	$507,025
3-4 internal grade	—	—	—	8,392	—	—	—	8,392
Total Office Loans	$244,301	$160,709	$61,169	$49,238	$—	$—	$—	$515,417
Industrial:
Risk Rating:
1-2 internal grade	$119,193	$89,590	$—	$—	$—	$33,655	$—	$242,438
3-4 internal grade	—	—	—	—	—	—	—	—
Total Industrial Loans	$119,193	$89,590	$—	$—	$—	$33,655	$—	$242,438
Mixed Use:
Risk Rating:
1-2 internal grade	$30,246	$—	$59,451	$12,839	$—	$—	$—	$102,536
3-4 internal grade	—	—	—	—	—	—	—	—
Total Mixed Use Loans	$30,246	$—	$59,451	$12,839	$—	$—	$—	$102,536

Hospitality:
Risk Rating:
1-2 internal grade	$26,878	$10,547	$—	$—	$—	$—	$—	$37,425
3-4 internal grade	—	160,079	115,026	90,612	—	—	—	365,717
Total Hospitality Loans	$26,878	$170,626	$115,026	$90,612	$—	$—	$—	$403,142

Self Storage:
Risk Rating:
1-2 internal grade	$41,305	$—	$44,908	$—	$—	$—	$—	$86,213
3-4 internal grade	—	—	—	—	—	—	—	—
Total Self Storage Loans	$41,305	$—	$44,908	$—	$—	$—	$—	$86,213

Manufactured Housing:
Risk Rating:
1-2 internal grade	$25,905	$45,049	$—	$—	$—	$—	$—	$70,954
3-4 internal grade	—	—	—	—	—	—	—	—
Total Manufactured Housing Loans	$25,905	$45,049	$—	$—	$—	$—	$—	$70,954

Total	$1,084,655	$851,194	$551,241	$190,501	$—	$33,655	$3,488	$2,714,734

Past Due Status
The following table presents an aging summary of the loans amortized cost basis at December 31, 2020 (dollars in thousands):
	Multifamily	Retail	Office	Industrial	Mixed Use	Hospitality	Self Storage	Manufactured Housing	Total
Status:
Current	$1,161,488	$94,734	$515,417	$242,438	$102,536	$346,067	$86,213	$70,954	$2,619,847
1-29 days past due	—	—	—	—	—	—	—	—	—
30-59 days past due(1)	37,812	—	—	—	—	—	—	—	37,812
60-89 days past due	—	—	—	—	—	—	—	—	—
90-119 days past due	—	—	—	—	—	—	—	—	—
120+ days past due(1)	—	—	—	—	—	57,075	—	—	57,075
Total	$1,199,300	$94,734	$515,417	$242,438	$102,536	$403,142	$86,213	$70,954	$2,714,734
(1)	For the year ended December 31, 2020, interest income recognized on these two loans was $1.9 million.
As of December 31, 2020, the Company had two loans on non-accrual status with a total cost basis of $94.9 million for which there was no related allowance for credit losses. As of December 31, 2019, the Company had one loan on non-accrual status with a cost basis of $57.1 million.
Credit Characteristics
As part of the Company's process for monitoring the credit quality of its commercial mortgage loans, excluding those held-for-sale, measured at fair value, it performs a quarterly loan portfolio assessment and assigns risk ratings to each of its loans. The loans are scored on a scale of 1 to 5 as follows:
Investment Rating	Summary Description
1	Investment exceeding fundamental performance expectations and/or capital gain expected. Trends and risk factors since time of investment are favorable.
2	Performing consistent with expectations and a full return of principal and interest expected. Trends and risk factors are neutral to favorable.
3	Performing investments requiring closer monitoring. Trends and risk factors show some deterioration.
4	Underperforming investment with the potential of some interest loss but still expecting a positive return on investment. Trends and risk factors are negative.
5	Underperforming investment with expected loss of interest and some principal.
All commercial mortgage loans, excluding loans classified as commercial mortgage loans, held-for-sale, measured at fair value within the consolidated balance sheets, are assigned an initial risk rating of 2.0. As of December 31, 2020 and 2019, the weighted average risk ratings of loans were 2.2 and 2.1, respectively.
The following table represents the allocation by risk rating for the Company's commercial mortgage loans, held for investment, measured at fair value:
December 31, 2020			December 31, 2019
Risk Rating	Number of Loans	Par Value	Risk Rating	Number of Loans	Par Value
1	—	$—	1	—	—
2	104	2,232,045	2	113	2,452,330
3	22	384,040	3	8	298,994
4	4	106,778	4	1	19,975
5	—	—	5	—	—
	130	$2,722,863		122	$2,771,299
For the years ended December 31, 2020 and December 31, 2019, the activity in the Company's commercial mortgage loans, held for investment portfolio was as follows (dollars in thousands):

	Year Ended December 31,
	2020	2019
Balance at Beginning of Year	$2,762,042	$2,206,830
Cumulative-effect adjustment upon adoption of ASU 2016-13	(7,211)	—
Acquisitions and originations	1,287,720	1,326,983
Principal repayments	(1,223,490)	(771,774)
Discount accretion/premium amortization	6,146	6,264
Loans transferred from/(to) commercial real estate loans, held-for-sale	(76,979)	10,100
Net fees capitalized into carrying value of loans	(6,562)	(5,339)
Provision/(benefit) for credit losses	(13,181)	(3,007)
Charge-off from allowance	427	6,922
Transfer to real estate owned	(35,064)	—
Transfer on deed in lieu of foreclosure to real estate owned	—	(14,937)
Balance at End of Year	$2,693,848	$2,762,042
During the year ended December 31, 2020, the Company wrote off a commercial mortgage loan, held for investment, with a carrying value of $14.4 million in exchange for the possession of a REO investment at a fair value of $14.0 million at the time of the transfer. This $14.0 million REO investment was comprised of $11.6 million of real property (land, building and improvements) and $2.4 million of personal property (furniture, fixture, and equipment). The transfer occurred when the Company took possession of the property by completing a foreclosure transaction in March 2020, resulting in a $0.4 million impairment loss at the time of transfer. Since the foreclosure was entered into due to the borrower experiencing financial difficulty and the recorded investment in the receivable was more than the fair value for the collateral collected, the transaction qualifies as a TDR. The Company sold this REO asset during the year ended December 31, 2020 for a $1.4 million gain, presented net of direct selling costs associated with the disposition of the asset, included within Realized gain/loss on sale of real estate owned assets, held-for-sale in the Company's consolidated statements of operations. The results of operations of the REO and the gain on sale have been included in the Company’s consolidated statements of operations for the year ended December 31, 2020.
During the year ended December 31, 2020, the Company reached an agreement with a borrower to take possession of certain real estate collateral. At the time of transfer, the carrying value of the commercial mortgage loan, held for investment was $21.1 million, which was exchanged for possession of the REO asset at a purchase price of $21.4 million. This $21.4 million REO investment was comprised of $18.9 million of real property (land, building and improvements) and $2.5 million of personal property (furniture, fixture, and equipment). The Company accounted for the REO acquired during the year ended December 31, 2020 as an asset acquisition. No gain or loss was recognized at the time of transfer. The Company sold this REO asset during the year ended December 31, 2020 for a $0.4 million gain, included within Realized gain/loss on sale of real estate owned assets, held-for-sale in the Company's consolidated statements of operations.
Note 4 − Real Estate Securities
The following is a summary of the Company's real estate securities, CMBS (dollars in thousands):
December 31, 2020
Type	Interest Rate	Maturity	Par Value	Fair Value
CMBS 1	3.0%	5/15/2022	$13,250	$12,657
CMBS 2	2.2%	6/26/2025	10,800	10,335
CMBS 3	2.5%	2/15/2036	40,000	38,292
CMBS 4	1.9%	6/15/2037	8,000	7,892
CMBS 5	2.1%	9/15/2037	24,000	23,297
CMBS 6	2.3%	6/15/2034	12,000	11,580
CMBS 7	1.5%	12/15/2036	20,000	18,975
CMBS 8	1.8%	12/15/2036	25,000	23,268
CMBS 9	2.3%	3/15/2035	25,665	24,840

December 31, 2019
Type	Interest Rate	Maturity	Par Value	Fair Value
CMBS 1	4.7%	5/15/2022	$13,250	$13,274
CMBS 2	3.8%	6/26/2025	12,131	12,151
CMBS 3	4.1%	2/15/2036	40,000	40,186
CMBS 4	3.7%	5/15/2036	18,500	18,535
CMBS 5	3.1%	5/15/2036	15,000	15,019
CMBS 6	3.2%	5/15/2037	13,500	13,525
CMBS 7	3.4%	5/15/2037	15,000	15,028
CMBS 8	3.2%	6/15/2037	7,000	7,013
CMBS 9	3.6%	2/15/2036	9,600	9,641
CMBS 10	3.5%	8/15/2036	10,000	10,027
CMBS 11	3.6%	6/15/2037	8,000	8,015
CMBS 12	3.3%	7/15/2038	13,000	13,022
CMBS 13	3.3%	9/15/2037	32,000	32,074
CMBS 14	3.7%	9/15/2037	24,000	24,084
CMBS 15	3.3%	10/19/2038	50,000	50,094
CMBS 16	3.7%	10/19/2038	26,000	26,029
CMBS 17	3.2%	6/15/2034	15,000	15,022
CMBS 18	3.5%	6/15/2034	6,500	6,509
CMBS 19	3.9%	6/15/2034	12,000	12,022
CMBS 20	3.1%	12/15/2036	20,000	20,021
CMBS 21	3.4%	12/15/2036	25,000	25,025
The Company classified its CMBS investments as available for sale as of December 31, 2020 and December 31, 2019. These investments are reported at fair value in the consolidated balance sheets with changes in fair value recorded in accumulated other comprehensive income/(loss). The weighted average contractual maturity for CLO investments included within the CMBS portfolio as of December 31, 2020 and December 31, 2019 was 14 and 17 years. The weighted average contractual maturity for single asset single borrower “SASB” investments as of December 31, 2020 and December 31, 2019 was 14 and 5 years.
The following table shows the amortized cost, allowance for expected credit losses, unrealized gain/(loss) and fair value of the Company's CMBS investments by investment type (dollars in thousands):
	Amortized Cost	Credit Loss Allowance	Unrealized Gain	Unrealized Loss	Fair Value
December 31, 2020
CLO	$123,444	$—	$—	$(4,888)	$118,556
SASB	55,948	—	—	(3,368)	52,580
Total	$179,392	$—	$—	$(8,256)	$171,136
December 31, 2019
CLO	$330,000	$—	$1	(881)	$329,120
SASB	57,294	—	—	(98)	57,196
Total	$387,294	$—	$1	$(979)	$386,316
As of December 31, 2020 the Company held nine CMBS positions with an amortized cost basis of $179.4 million and an unrealized loss of $8.3 million, of which seven positions had an unrealized loss for a period greater than twelve months. As of December 31, 2019, the Company held 21 CMBS positions with an amortized cost basis of $387.3 million and an unrealized loss of $1.0 million of which 2 positions had an unrealized loss for a period greater than twelve months.

The following table provides information on the unrealized losses and fair value on the Company's real estate securities, CMBS, available for sale that were in an unrealized loss position, and for which an allowance for credit losses has not been recorded as of December 31, 2020 and December 31, 2019 (amounts in thousands):
	Fair Value		Unrealized Loss
	Securities with an unrealized loss less than 12 months	Securities with an unrealized loss greater than 12 months	Securities with an unrealized loss less than 12 months	Securities with an unrealized loss greater than 12 months
December 31, 2020
CLOs	$63,131	$55,425	$(2,824)	$(2,064)
SASB	—	52,580	—	(3,368)
Total	$63,131	$108,005	$(2,824)	$(5,432)
December 31, 2019
CLOs	$315,845	$13,275	$(863)	$(17)
SASB	45,045	12,151	(67)	(31)
Total	$360,890	$25,426	$(930)	$(48)
As of December 31, 2020 and December 31, 2019, there were seven securities and two securities, respectively with unrealized losses for a period greater than twelve months reflected in the table above. After evaluating the securities, the Company concluded that the unrealized losses reflected above were noncredit-related and would be recovered from the securities’ estimated future cash flows. The Company considered a number of factors in reaching this conclusion, including that the Company did not intend to sell the securities, it was not considered more likely than not that we would be forced to sell the securities prior to recovering our amortized cost, the portfolio is made up of investment grade securities of recent originations and higher tranches, and that there were no material credit events that would have caused us to otherwise conclude that the Company would not recover our cost. The allowance for credit losses is calculated using a discounted cash flow approach and is measured as the difference between the original cash flows expected to be collected to the revised cash flows expected to be collected discounted using the effective interest rate, limited by the amount that the fair value is less than the amortized cost basis. Significant judgment is used in projecting cash flows. As a result, actual income and/or credit losses could be materially different from what is currently projected and/or reported.
The following table provides information on the amounts of gain/(loss) on the Company's real estate securities, CMBS, available for sale (dollars in thousands):
	Year Ended December 31,
	2020	2019	2018
Unrealized gain/(loss) available for sale securities	$(8,026)	$(978)	$(459)
Reclassification of net (gain)/loss on available for sale securities included in net income (loss)	748	—	—
Unrealized gain/(loss) available for sale securities, net of reclassification adjustment	$(7,278)	$(978)	$(459)
The amounts reclassified for net (gain)/loss on available for sale securities are included in the realized (gain)/loss on sale of real estate securities in the Company's consolidated statements of operations. The Company's unrealized gain/(loss) on available for sale securities is net of tax. Due to the Company's designation as a REIT, there was no tax impact on unrealized gain/(loss) on available for sale securities.
The deterioration in fair value of real estate securities for both collateralized loan obligations and other securities as of December 31, 2020 can be attributed mainly to the market down-turn and volatility as a result of high unemployment and credit uncertainties related to the outbreak of COVID-19. Management currently does not have the intention to sell any of the real estate securities as of December 31, 2020.

Note 5 − Real Estate Owned
The following table summarizes the Company's real estate owned assets as of December 31, 2020 (dollars in thousands):
As of December 31, 2020
Acquisition Date	Property Type	Primary Location(s)	Land	Building and Improvements	Furniture, Fixtures and Equipment	Accumulated Depreciation	Real Estate Owned, net
October 2019(1)	Office	Jeffersonville, IN	$1,887	$21,989	$3,565	$(931)	$26,510
			$1,887	$21,989	$3,565	$(931)	$26,510
(1)	Refer to Note 2 for the useful life of the above assets.
The following table summarizes the Company's real estate owned assets as of December 31, 2019 (dollars in thousands):
As of December 31, 2019
Acquisition Date	Property Type	Primary Location(s)	Land	Building and Improvements	Furniture, Fixtures and Equipment	Accumulated Depreciation	Real Estate Owned, net
August 2019(1)(2)	Hotel	Chicago, IL	$—	$8,110	$—	$(86)	$8,024
October 2019(1)	Office	Jeffersonville, IN	1,887	25,554	—	(133)	$27,309
			$1,887	$33,664	$—	$(219)	$35,333
(1)	Refer to Note 2 for the useful life of the above assets.
(2)	Represents assets acquired by the Company by completing a deed-in-lieu of foreclosure transaction.
Depreciation expense for the years ended December 31, 2020 and 2019 totaled $1.0 million and $0.2 million, respectively.
During the year ended December 31, 2020, the Company entered into a deed in lieu of foreclosure agreement which resulted in the transfer of the REO asset located in Chicago, Illinois to a third party and thereby extinguished $11.0 million of debt that was acquired by the Company in 2020. The cost basis of the REO asset at the time of transfer was $16.3 million and liabilities assumed by the third party, including the extinguishment of debt, were $19.5 million, resulting in a realized gain of $3.2 million recognized in the consolidated statements of operations for the year ended December 31, 2020. In addition, during the first quarter of 2020, the Company recorded $0.4 million of Impairment losses on real estate owned assets in the consolidated statement of operations as indicators of impairment were noted through the Company's test for recoverability and review of the valuation estimates and operating results.
Note 6 − Leases
Operating Right of Use Asset
The Company had no operating right of use assets as of December 31, 2020 (see Note 5 - Real Estate Owned).
The following table summarizes the Company's operating right of use asset recognized in the consolidated balance sheets as of December 31, 2019 (dollars in thousands):
Acquisition Date	Property Type	Primary Location(s)	Operating Right of Use Asset Gross	Accumulated Amortization	Operating Right of Use Asset, Net of Amortization
August 2019	Hotel	Chicago, IL	$6,109	$(130)	$5,979
			$6,109	$(130)	$5,979
Operating Lease Liabilities
The Company had no operating lease liabilities as of December 31, 2020 (see Note 5 - Real Estate Owned).

On August 19, 2019, in conjunction with a deed-in-lieu of foreclosure transaction, the Company assumed a non-cancelable ground lease for the land on which the property is located and classified the lease as an operating lease. The ground lease required monthly rental payments with annual increases of 3%. The initial term of the lease expired in 2067, which included a sixty-year period renewal. Rent expense for this operating lease for the years ended December 31, 2020 and 2019 totaled $0.7 million and $0.3 million, respectively.
The discount rate used to calculate the lease liability was 9% and the remaining lease term was 47.95 years as of December 31, 2019.
Intangible Lease Asset
The following table summarizes the Company's intangible lease asset recognized in the consolidated balance sheets as of December 31, 2020 (dollars in thousands):
Acquisition Date	Property Type	Primary Location(s)	Intangible Lease Asset, Gross	Accumulated Amortization	Intangible Lease Asset, Net of Amortization
October 2019	Office	Jeffersonville, IN	$14,509	$(963)	$13,546
			$14,509	$(963)	$13,546
The following table summarizes the Company's intangible lease asset recognized in the consolidated balance sheets as of December 31, 2019 (dollars in thousands):
Acquisition Date	Property Type	Primary Location(s)	Intangible Lease Asset, Gross	Accumulated Amortization	Intangible Lease Asset, Net of Amortization
October 2019	Office	Jeffersonville, IN	$14,509	$(131)	$14,377
			$14,509	$(131)	$14,377
Rental Income
On October 15, 2019, the Company purchased an office building that was subject to an existing triple net lease. The minimum rental amount due under the lease is subject to annual increases of 1.5%. The initial term of the lease expires in 2037 and contains renewal options for four consecutive five-year terms. The remaining lease term is 16.3 years. Rental income for this operating lease for the years ended December 31, 2020 and 2019 totaled $2.9 million and $0.6 million, respectively and is included in Revenue from real estate owned in the consolidated statements of operations.
The following table summarizes the Company's schedule of future minimum rents to be received under the lease (dollars in thousands):
Minimum Rents	December 31, 2020
2021	$2,568
2022	2,607
2023	2,646
2024	2,686
2025	2,726
2026 and beyond	34,168
Total minimum rent	$47,401
Amortization Expense
Intangible lease assets are amortized using the straight-line method over the contractual life of the lease, of a period up to 20 years. The weighted average life of intangible assets as of December 31, 2020 is approximately 16.3 years. Amortization expense for the years ended December 31, 2020 and 2019 totaled $0.8 million and $0.2 million, respectively.

The following table summarizes the Company's expected amortization for intangible assets over the next five years, assuming no further acquisitions or dispositions (dollars in thousands):
Amortization Expense	December 31, 2020
2021	$(825)
2022	(825)
2023	(825)
2024	(825)
2025	(825)
Note 7 − Debt
Repurchase Agreements - Commercial Mortgage Loans
The Company has entered into repurchase facilities with JPMorgan Chase Bank, National Association (the “JPM Repo Facility”), U.S Bank National Association (the “USB Repo Facility”), Barclays Bank PLC (the “Barclays Revolver Facility” and the “Barclays Repo Facility”), Wells Fargo Bank, National Association (the “WF Repo Facility”), and Credit Suisse AG (the “CS Repo Facility” and together with JPM Repo Facility, USB Repo Facility, WF Repo Facility, Barclays Revolver Facility, and Barclays Repo Facility, the “Repo Facilities”).
The Repo Facilities are financing sources through which the Company may pledge one or more mortgage loans to the financing entity in exchange for funds typically at an advance rate of between 65% to 80% of the principal amount of the mortgage loan being pledged.
The details of the Company's Repo Facilities at December 31, 2020 and December 31, 2019 are as follows (dollars in thousands):
As of December 31, 2020
Repurchase Facility	Committed Financing	Amount Outstanding	Interest Expense(1)	Ending Weighted Average Interest Rate	Initial Term Maturity
JPM Repo Facility(2)	$300,000	$113,884	$5,020	2.54%	10/6/2022
USB Repo Facility(3)	100,000	5,775	599	2.40%	6/15/2021
CS Repo Facility(4)	200,000	106,971	3,539	2.84%	8/19/2021
WF Repo Facility(5)	175,000	27,150	1,041	2.50%	11/21/2021
Barclays Revolver Facility(6)	100,000	—	387	N/A	9/20/2021
Barclays Repo Facility(7)	300,000	22,560	1,046	2.51%	3/15/2022
Total	$1,175,000	$276,340	$11,632
(1)	For the year ended December 31, 2020. Includes amortization of deferred financing costs.
(2)	On October 6, 2020 the maturity date was amended to October 6, 2022.
(3)	On June 9, 2020, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to June 15, 2021.
(4)
On August 28, 2020, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to August 19, 2021. Additionally, in 2020 the committed financing amount was downsized from $300 million to $200 million.

(5)
On November 17, 2020, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to November 21, 2021. There are two more one-year extension options available at the Company's discretion.

(6)	There is one one-year extension option available at the Company's discretion.
(7)	Includes two one-year extensions at the Company's option.
As of December 31, 2019
Repurchase Facility	Committed Financing	Amount Outstanding	Interest Expense(1)	Ending Weighted Average Interest Rate	Initial Term Maturity
JPM Repo Facility(2)	$300,000	$107,526	$6,862	4.51%	1/30/2021
USB Repo Facility(3)	100,000	—	622	N/A	6/15/2020
CS Repo Facility(4)	300,000	87,375	5,563	4.84%	3/27/2020
WF Repo Facility(5)	175,000	24,942	1,333	3.65%	11/21/2020

As of December 31, 2019
Repurchase Facility	Committed Financing	Amount Outstanding	Interest Expense(1)	Ending Weighted Average Interest Rate	Initial Term Maturity
Barclays Revolver Facility(6)	100,000	—	976	N/A	9/20/2021
Barclays Facility(7)	300,000	32,700	1,260	3.80%	3/15/2022
Total	$1,275,000	$252,543	$16,616
(1)	For the year ended December 31, 2019. Includes amortization of deferred financing costs.
(2)	On September 3, 2019, the committed financing amount was downsized from $520 million to $300 million and the maturity date was amended to January 30, 2021.
(3)	Includes two one-year extensions at the option of an indirect wholly-owned subsidiary of the Company, which may be exercised upon the satisfaction of certain conditions.
(4)	On March 26, 2019, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to March 27, 2020.
(5)	Includes three one-year extensions at the Company’s option, which may be exercised upon the satisfaction of certain conditions.
(6)
On September 13, 2019, the Company exercised the extension option, and extended the term maturity to September 20, 2021. There is one more one-year extension option available at the Company's discretion.

(7)	Includes two one-year extensions at the Company's option.
The Company expects to use the advances from the Repo Facilities to finance the acquisition or origination of eligible loans, including first mortgage loans, subordinated mortgage loans, mezzanine loans and participation interests therein.
The Repo Facilities generally provide that in the event of a decrease in the value of the Company's collateral, the lenders can demand additional collateral. As of December 31, 2020 and December 31, 2019, the Company is in compliance with all debt covenants.
Other financing and loan participation - Commercial Mortgage Loans
On March 23, 2020, the Company transferred $15.2 million of its interest in a term loan to Sterling National Bank (“SNB”) via a participation agreement. During 2020, the Company's outstanding loan increased resultant of future fundings, leading to an increase in amount outstanding via the participation agreement. The Company incurred $0.5 million of interest expense on SNB for the year ended December 31, 2020. As of December 31, 2020 the outstanding participation balance was $31.4 million. The loan matures on February 9, 2023.
Mortgage Note Payable
On October 15, 2019, the Company obtained a commercial mortgage loan for $29.2 million related to the real estate owned portfolio. As of December 31, 2020 the loan accrued interest at an annual rate of 3.85% and matures on November 6, 2034. The Company incurred $1.1 million of interest expense for the twelve months ended December 31, 2020. Additionally, on January 6, 2020, the Company obtained a commercial mortgage loan for $11.0 million related to the real estate owned portfolio. As of December 31, 2020 the loan and related real estate owned asset was no longer held by the Company (see Note 5 - Real Estate Owned). The Company incurred $0.8 million of interest expense for the twelve months ended December 31, 2020.
Unsecured Debt
Pursuant to a lending and security agreement with Security Benefit Life Insurance Company (“SBL”), which was entered into in February 2020 and amended in March and August 2020, the Company may borrow up to $100.0 million at a rate of one-month LIBOR + 4.5%. The facility has a maturity of February 10, 2023 and is secured by a pledge of equity interests in certain of the Company’s subsidiaries. The Company incurred $0.2 million of interest expense on the lending agreement with SBL for the twelve months ended December 31, 2020. As of December 31, 2020, there was no outstanding balance under the lending agreement.
Repurchase Agreements - Real Estate Securities
The Company has entered into various Master Repurchase Agreements (the “MRAs”) that allow the Company to sell real estate securities while providing a fixed repurchase price for the same real estate securities in the future. The repurchase contracts on each security under an MRA generally mature in 30-90 days and terms are adjusted for current market rates as necessary.

Below is a summary of the Company's MRAs as of December 31, 2020 and 2019 (dollars in thousands):
				Weighted Average
Counterparty	Amount Outstanding	Accrued Interest	Collateral Pledged(1)	Interest Rate	Days to Maturity
As of December 31, 2020
JP Morgan Securities LLC	$33,791	$1,668	$43,612	1.75%	31
Wells Fargo Securities, LLC	—	1,057	—	N/A	N/A
Goldman Sachs International	22,440	455	30,794	1.68%	16
Barclays Capital Inc.	76,809	2,102	97,244	1.71%	33
Credit Suisse AG	—	905	—	N/A	N/A
Citigroup Global Markets, Inc.	53,788	2,532	71,723	1.70%	29
Total/Weighted Average	$186,828	$8,719	$243,373	1.71%	33

As of December 31, 2019
JP Morgan Securities LLC	$83,353	$124	$93,500	2.53%	20
Wells Fargo Securities, LLC	178,304	1,199	209,873	2.94%	11
Barclays Capital Inc.	40,720	221	47,475	2.81%	23
Citigroup Global Markets, Inc.	91,982	413	103,453	2.69%	19
Total/Weighted Average	$394,359	$1,957	$454,301	2.79%	16
(1)
Includes $72.2 million and $68.5 million of CLO notes, held by the Company, which is eliminated within the Real estate securities, at fair value line of the consolidated balance sheets as of as of December 31, 2020 and December 31, 2019, respectively.

Collateralized Loan Obligation
On January 15, 2020, the Company called all of the outstanding notes issued by BSPRT 2017-FL2 Issuer, Ltd., a wholly owned indirect subsidiary of the Company. The outstanding principal of the notes on the date of the call was $21.0 million. The Company recognized all the remaining unamortized deferred financing costs of $4.5 million recorded within the Interest expense line of the consolidated statements of operations, which was a non-cash charge.
As of December 31, 2020 and December 31, 2019 the notes issued by BSPRT 2018-FL3 Issuer, Ltd. and BSPRT 2018-FL3 Co-Issuer, LLC, wholly owned indirect subsidiaries of the Company, are collateralized by interests in a pool of 27 and 41 mortgage assets having a principal balance of $417.9 million and $523.2 million, respectively (the “2018-FL3 Mortgage Assets”). The sale of the 2018-FL3 Mortgage Assets to BSPRT 2018-FL3 Issuer, Ltd. is governed by a Mortgage Asset Purchase Agreement dated as of April 5, 2018, between the Company and BSPRT 2018-FL3 Issuer, Ltd.
As of December 31, 2020 and December 31, 2019 the notes issued by BSPRT 2018-FL4 Issuer, Ltd. and BSPRT 2018-FL4 Co-Issuer, LLC, each wholly owned indirect subsidiaries of the Company, are collateralized by interests in a pool of 59 and 49 mortgage assets having a principal balance of $852.1 million and $867.9 million, respectively (the “2018-FL4 Mortgage Assets”). The sale of the 2018-FL4 Mortgage Assets to BSPRT 2018-FL4 Issuer, Ltd. is governed by a Mortgage Asset Purchase Agreement dated as of October 12, 2018, between the Company and BSPRT 2018-FL4 Issuer, Ltd.
As of December 31, 2020 and December 31, 2019, the notes issued by BSPRT 2019-FL5 Issuer, Ltd. and BSPRT 2019-FL5 Co-Issuer, LLC, each wholly owned indirect subsidiaries of the Company, are collateralized by interests in a pool of 54 and 48 mortgage assets having a principal balance of $799.8 million and $809.4 million respectively (the “2019-FL5 Mortgage Assets”). The sale of the 2019-FL5 Mortgage Assets to BSPRT 2019-FL5 Issuer, Ltd. is governed by a Mortgage Asset Purchase Agreement dated as of May 30, 2019, between the Company and BSPRT 2019-FL5 Issuer, Ltd.

The Company, through its wholly-owned subsidiaries, holds the preferred equity tranches of the above CLOs of approximately $256.9 million and $305.4 million as of December 31, 2020 and December 31, 2019, respectively. The following table represents the terms of the notes issued by the 2018-FL3 Issuer, 2018-FL4 Issuer, and 2019-FL5 Issuer (the “CLOs), respectively, as of December 31, 2020 (dollars in thousands):
CLO Facility	Tranche	Par Value Issued	Par Value Outstanding(1)	Interest Rate	Maturity Date
2018-FL3 Issuer	Tranche A	$286,700	$161,745	1M LIBOR + 105	10/15/2034
2018-FL3 Issuer	Tranche A-S	77,775	77,775	1M LIBOR + 135	10/15/2034
2018-FL3 Issuer	Tranche B	41,175	41,175	1M LIBOR + 165	10/15/2034
2018-FL3 Issuer	Tranche C	39,650	39,650	1M LIBOR + 255	10/15/2034
2018-FL3 Issuer	Tranche D	42,700	42,700	1M LIBOR + 345	10/15/2034
2018-FL4 Issuer	Tranche A	416,827	416,659	1M LIBOR + 105	9/15/2035
2018-FL4 Issuer	Tranche A-S	73,813	73,813	1M LIBOR + 130	9/15/2035
2018-FL4 Issuer	Tranche B	56,446	56,446	1M LIBOR + 160	9/15/2035
2018-FL4 Issuer	Tranche C	68,385	68,385	1M LIBOR + 210	9/15/2035
2018-FL4 Issuer	Tranche D	57,531	57,531	1M LIBOR + 275	9/15/2035
2019-FL5 Issuer	Tranche A	407,025	407,025	1M LIBOR + 115	5/15/2029
2019-FL5 Issuer	Tranche A-S	76,950	76,950	1M LIBOR + 148	5/15/2029
2019-FL5 Issuer	Tranche B	50,000	50,000	1M LIBOR + 140	5/15/2029
2019-FL5 Issuer	Tranche C	61,374	61,373	1M LIBOR + 200	5/15/2029
2019-FL5 Issuer	Tranche D	48,600	5,000	1M LIBOR + 240	5/15/2029
2019-FL5 Issuer	Tranche E	20,250	3,000	1M LIBOR + 285	5/15/2029
		$1,825,201	$1,639,227
(1)	Excludes $267.1 million of CLO notes, held by the Company, which are eliminated within the collateralized loan obligation line of the consolidated balance sheets as of December 31, 2020.
The following table represents the terms of the notes issued by the 2017-FL1 Issuer, 2017-FL2 Issuer, 2018-FL3 Issuer, 2018-FL4 Issuer, and 2019-FL5 Issuer (the “CLOs), respectively, as of December 31, 2019 (dollars in thousands):
CLO Facility	Tranche	Par Value Issued	Par Value Outstanding(1)	Interest Rate	Maturity Date
2017-FL2 Issuer	Tranche A	$237,970	$—	1M LIBOR + 82	10/15/2034
2017-FL2 Issuer	Tranche A-S	36,357	—	1M LIBOR + 110	10/15/2034
2017-FL2 Issuer	Tranche B	26,441	—	1M LIBOR + 140	10/15/2034
2017-FL2 Issuer	Tranche C	25,339	—	1M LIBOR + 215	10/15/2034
2017-FL2 Issuer	Tranche D	35,255	21,444	1M LIBOR + 345	10/15/2034
2018-FL3 Issuer	Tranche A	286,700	286,700	1M LIBOR + 105	10/15/2034
2018-FL3 Issuer	Tranche A-S	77,775	77,775	1M LIBOR + 135	10/15/2034
2018-FL3 Issuer	Tranche B	41,175	41,175	1M LIBOR + 165	10/15/2034
2018-FL3 Issuer	Tranche C	39,650	39,650	1M LIBOR + 255	10/15/2034
2018-FL3 Issuer	Tranche D	42,700	42,700	1M LIBOR + 345	10/15/2034
2018-FL4 Issuer	Tranche A	416,827	416,827	1M LIBOR + 105	9/15/2035
2018-FL4 Issuer	Tranche A-S	73,813	73,813	1M LIBOR + 130	9/15/2035
2018-FL4 Issuer	Tranche B	56,446	56,446	1M LIBOR + 160	9/15/2035
2018-FL4 Issuer	Tranche C	68,385	68,385	1M LIBOR + 210	9/15/2035
2018-FL4 Issuer	Tranche D	57,531	57,531	1M LIBOR + 275	9/15/2035
2019-FL5 Issuer	Tranche A	407,025	407,025	1M LIBOR + 115	5/15/2029
2019-FL5 Issuer	Tranche A-S	76,950	76,950	1M LIBOR + 148	5/15/2029
2019-FL5 Issuer	Tranche B	50,000	50,000	1M LIBOR + 140	5/15/2029
2019-FL5 Issuer	Tranche C	61,374	61,374	1M LIBOR + 200	5/15/2029
2019-FL5 Issuer	Tranche D	48,600	24,300	1M LIBOR + 240	5/15/2029
2019-FL5 Issuer	Tranche E	20,250	20,250	1M LIBOR + 285	5/15/2029
		$2,186,563	$1,822,345
(1)	Excludes $261.4 million of CLO notes, held by the Company, which are eliminated within the collateralized loan obligation line of the consolidated balance sheets as of December 31, 2019.

The below table reflects the total assets and liabilities of the Company's outstanding CLOs. The CLOs are considered VIEs and are consolidated into the Company's consolidated financial statements as of December 31, 2020 and December 31, 2019 as the Company is the primary beneficiary of the VIE. The Company is the primary beneficiary of the CLOs because (i) the Company has the power to direct the activities that most significantly affect the VIE’s economic performance and (ii) the right to receive benefits from the VIEs or the obligation to absorb losses of the VIEs that could be significant to the VIE.
Assets (dollars in thousands)	December 31, 2020	December 31, 2019
Cash and cash equivalents(1)	$99,025	$89,946
Commercial mortgage loans, held for investment, net(2)	2,044,956	2,294,663
Accrued interest receivable	5,626	6,254
Total Assets	$2,149,607	$2,390,863

Liabilities
Notes payable(3)(4)	$1,892,616	$2,064,601
Accrued interest payable	1,240	2,576
Total Liabilities	$1,893,856	$2,067,177
(1)	Includes $98.6 million and $89.3 million of cash held by the servicer related to CLO loan payoffs as of December 31, 2020 and December 31, 2019.
(2)	The balance is presented net of allowance for credit losses of $19.4 million and $0.8 million as of December 31, 2020 and December 31, 2019, respectively.
(3)
Includes $267.1 million and $261.4 million of CLO notes, held by the Company, which are eliminated within the collateralized loan obligation line of the consolidated balance sheets as of December 31, 2020 and December 31, 2019.

(4)	The balance is presented net of deferred financing cost and discount of $13.7 million and $19.2 million as of December 31, 2020 and December 31, 2019, respectively.
Note 8 − Earnings Per Share
The Company uses the two-class method in calculating basic and diluted earnings per share. Net income is allocated between our common stock and other participating securities based on their participation rights. Diluted net income per share has been computed using the weighted average number of shares of common stock outstanding and other dilutive securities. The following table presents a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations and the calculation of basic and diluted earnings per share for the years ended December 31, 2020, 2019 and 2018, respectively (dollars in thousands, except share amounts):
	Year Ended December 31,
Numerator	2020	2019	2018
Net income	$54,746	$83,924	$52,825
Less: Preferred stock dividends	14,920	15,337	3,644
Less: Undistributed earnings allocated to preferred stock	—	1,673	—
Net income attributable to common shareholders (for basic and diluted earnings per share)	$39,826	$66,914	$49,181

Denominator
Weighted-average common shares outstanding for basic earnings per share	44,384,813	41,859,142	34,268,707
Effect of dilutive shares:
Unvested restricted shares	14,066	12,504	14,229
Weighted-average common shares outstanding for diluted earnings per share	44,398,879	41,871,646	36,779,735

Basic earnings per share	$0.90	$1.60	$1.44
Diluted earnings per share	$0.90	$1.60	$1.44

Note 9 − Stock Transactions
As of December 31, 2020 and December 31, 2019, the Company had 44,510,051 and 43,916,815 shares of common stock outstanding, respectively, including shares issued pursuant to the Company's distribution reinvestment plan (the “DRIP”), share repurchases and unvested restricted shares.
As of December 31, 2020 and December 31, 2019, the Company had 40,515 and 40,500 shares of Series A Preferred Stock outstanding, respectively and 1,400 and 1,400 shares of Series C Preferred Stock outstanding, respectively.
The following tables present the activity in the Company's Series A Preferred Stock for the periods ended December 31, 2020 and December 31, 2019, respectively (dollars in thousands, except share amounts):
Series A Preferred Stock	Shares	Amount
Beginning Balance, December 31, 2019	40,500	$202,144
Issuance of Preferred Stock	14	70
Dividends paid in Preferred Stock	1	7
Offering costs	—	(23)
Amortization of offering costs	—	94
Ending Balance, December 31, 2020	40,515	$202,292
Series A Preferred Stock	Shares	Amount
Beginning Balance, December 31, 2018	29,249	$145,786
Issuance of Preferred Stock	11,247	56,233
Dividends paid in Preferred Stock	4	24
Offering costs	—	—
Amortization of offering costs	—	101
Ending Balance, December 31, 2019	40,500	$202,144
The following tables present the activity in the Company's Series C Preferred Stock for the periods ended December 31, 2020 and December 31, 2019, (dollars in thousands, except share amounts):
Series C Preferred Stock	Shares	Amount
Beginning Balance, December 31, 2019	1,400	$6,966
Issuance of Preferred Stock	—	—
Dividends paid in Preferred Stock	—	—
Offering costs	—	(11)
Amortization of offering costs	—	7
Ending Balance, December 31, 2020	1,400	$6,962
Series C Preferred Stock	Shares	Amount
Beginning Balance, December 31, 2018	—	$—
Issuance of Preferred Stock	1,400	6,998
Dividends paid in Preferred Stock	—	—
Offering costs	—	(33)
Amortization of offering costs	—	1
Ending Balance, December 31, 2019	1,400	$6,966
Distributions
In order to maintain its election to qualify as a REIT, the Company must currently distribute, at a minimum, an amount equal to 90% of its taxable income, without regard to the deduction for distributions paid and excluding net capital gains. The Company must distribute 100% of its taxable income (including net capital gains) to avoid paying corporate U.S. federal income taxes. Distribution payments are dependent on the availability of funds. The Company's board of directors may reduce the amount of distributions paid or suspend distribution payments at any time, and therefore, distributions payments are not assured.
In April 2020, the Company’s board of directors unanimously approved a transition in the timing of the dividend payments to holders of the Company’s common stock from a monthly payment with daily accruals to a quarterly payment and accrual basis. The first quarterly dividend was the second quarter 2020 dividend payable in July 2020. Similarly, the Company began paying accrued and unpaid dividends on Preferred Stock on a quarterly basis.
The monthly distributions for the first quarter of 2020 were paid at a daily rate equivalent to $1.44 per annum, per share of common stock. Starting with the second quarter 2020 distribution, the 2020 quarterly distributions were paid at a quarterly rate of $0.275 per share of common stock (equivalent to $1.10 per annum). Distribution payments are dependent on the availability of funds. The board of directors may reduce the amount of distributions paid or suspend distribution payments at any time, and therefore, distribution payments are not assured. Subject to the terms of the Preferred Stock, dividends on the Company’s Preferred Stock are generally paid on an as-converted basis with the common stock.
The Company distributed $45.7 million of common stock dividends during the year ended December 31, 2020, comprised of $36.8 million in cash and $8.9 million in shares of common stock issued under the DRIP. The DRIP was temporarily suspended for the March 2020 dividend due to COVID-19 related valuation volatility, but was reactivated for the second quarter 2020 dividend. The Company distributed $59.7 million of common stock dividends during the year ended December 31, 2019, comprised of $45.8 million in cash and $13.9 million in shares of common stock issued under the DRIP.
As of December 31, 2020 and December 31, 2019, the Company had declared but unpaid common stock distributions of $12.2 million and $5.4 million, respectively. Additionally, as of December 31, 2020 and December 31, 2019, the Company had declared but unpaid distributions of $3.3 million and $1.5 million for Series A Preferred Stock, respectively and $0.1 million and $0.1 million for Series C Preferred Stock, respectively. These amounts are included in Distributions payable on the Company’s consolidated balance sheets.
Share Repurchase Program
The Company's board of directors unanimously approved an amended and restated share repurchase program (the “SRP”), which became effective on February 28, 2016. The SRP enables stockholders to sell their shares to the Company. Subject to certain conditions, stockholders that purchased shares of the Company's common stock or received their shares from us (directly or indirectly) through one or more non-cash transactions and have held their shares for a period of at least one year may request that the Company repurchase their shares of common stock so long as the repurchase otherwise complies with the provisions of Maryland law. Repurchase requests made following the death or qualifying disability of a stockholder will not be subject to any minimum holding period.
The repurchase price per share for SRP repurchases is equal to the lesser of (i) the Company’s most recent estimated per-share net asset value (“NAV”), as approved by the Company’s board of directors from time to time, and (ii) the Company’s book value per share, computed in accordance with GAAP, multiplied by a percentage equal to (i) 92.5%, if the person seeking repurchase has held his or her shares for a period greater than one year and less than two years; (ii) 95%, if the person seeking repurchase has held his or her shares for a period greater than two years and less than three years; (iii) 97.5%, if the person seeking repurchase has held his or her shares for a period greater than three years and less than four years; or (iv) 100%, if the person seeking repurchase has held his or her shares for a period greater than four years or in the case of requests for death or disability. The Company’s estimated per-share NAV as of December 31, 2020, as determined by the board of directors, is $17.88. The Company’s GAAP book value per share as of December 31, 2020 is $17.94.
Repurchase requests related to death or a qualifying disability must satisfy certain conditions, each of which are assessed by and at the sole discretion of the Company, including the following conditions. In the case of death, the shareholder must be a natural person (or a revocable grantor trust) and the Company must receive a written notice from the estate of the shareholder, the recipient of the shares through bequest or inheritance, or the trustee in the case of a revocable grantor trust. In the case of a “qualifying disability”, the shareholder must be a natural person (or a revocable grantor trust) and the Company must receive a written notice from the shareholder, or the trustee in the case of a revocable grantor trust, that the condition was not pre-existing on the date the shares were acquired. In order for a disability to be considered a “qualifying disability”, the shareholder must receive and provide evidence (the shareholder application and the notice of final determination) of disability based upon a physical or mental condition or impairment made by a government agency responsible for reviewing and determining disability retirement benefits (e.g. the Social Security Administration).
Repurchases pursuant to the SRP, when requested, generally will be made semiannually (each six-month period ending June 30 or December 31, a “fiscal semester”). Repurchases for any fiscal semester will be limited to a maximum of 2.5% of the weighted average number of shares of common stock outstanding during the previous fiscal year, with a maximum for any fiscal year of 5.0% of the weighted average number of shares of common stock outstanding during the previous fiscal year. Funding for repurchases pursuant to the SRP for any given fiscal semester will be limited to proceeds received during that same fiscal semester through the issuance of common stock pursuant to any DRIP in effect from time to time, provided that the Company's board of directors has the power, in its sole discretion, to determine the amount of shares repurchased during any fiscal semester as well as the amount of funds to be used for that purpose. Any repurchase requests received during such fiscal semester will be paid at the price, computed as described above on the last day of such fiscal semester. Due to these limitations, the Company cannot guarantee that the Company will be able to accommodate all repurchase requests made during any fiscal semester or fiscal year. However, a stockholder may withdraw its request at any time or ask that the Company honors the request when funds are available. Pending repurchase requests will be honored on a pro rata basis. The Company will generally pay repurchase proceeds, less any applicable tax or other withholding required by law, by the 31st day following the end of the fiscal semester during which the repurchase request was made.
The following table reflects the number of shares repurchased under the SRP cumulatively through December 31, 2020:
	Number of Requests	Number of Shares Repurchased	Average Price per Share
Cumulative as of December 31, 2019	5,878	3,542,267	$20.23
January 1 - January 31, 2020(1)	1,170	373,135	18.56
February 1 - February 28, 2020	—	—	N/A
March 1 - March 31, 2020	—	—	N/A
April 1 - April 30, 2020(1)	—	—	N/A
May 1 - May 31, 2020	—	—	N/A
June 1 - June 30, 2020	—	—	N/A
July 1 - July 31, 2020(2)	1,046	206,332	16.25
August 1 - August 31, 2020	—	—	N/A
September 1 - September 30, 2020(2)	—	—	N/A
October 1 - October 31, 2020	—	—	N/A
November 1 - November 30, 2020	—	—	N/A
December 1 - December 31, 2020	—	—	N/A
Cumulative as of December 31, 2020	8,094	4,121,734	$19.88
(1)
Reflects shares repurchased pursuant to repurchase requests submitted for the second semester of 2019, including 11,306 shares which for administrative reasons were processed in April 2020. Pursuant to the terms of the SRP, the Company is only authorized to repurchase up to the amount of proceeds reinvested through our DRIP during the applicable semester. As a result, redemption requests in the amount of 1,986,803 shares were not fulfilled for the second semester of 2019.

(2)
Reflects shares repurchased pursuant to repurchase requests submitted for the first semester of 2020, including 771 shares which for administrative reasons were processed in September 2020. Pursuant to the terms of the SRP, the Company is only authorized to repurchase up to the amount of proceeds reinvested through our DRIP during the applicable semester. As a result, redemption requests in the amount of 1,677,268 shares were not fulfilled for the first semester of 2020.

Note 10 − Commitments and Contingencies
Unfunded Commitments Under Commercial Mortgage Loans
As of December 31, 2020 and 2019, the Company had the below unfunded commitments to the Company's borrowers (dollars in thousands):
Funding Expiration	December 31, 2020	December 31, 2019
2020	$—	$90,519
2021	59,692	100,861
2022	91,420	56,863
2023	69,880	8,637
2024 and beyond	7,700	5,450
	$228,692	$262,330
The borrowers are required to meet or maintain certain metrics in order to qualify for the unfunded commitment amounts.
Litigation and Regulatory Matters
The Company is not presently involved in any material litigation arising outside the ordinary course of business. However, the Company is involved in routine litigation arising in the ordinary course of business, none of which the Company believes, individually or in the aggregate, will have a material impact on the Company’s financial condition, operating results or cash flows.
Note 11 − Related Party Transactions and Arrangements
Advisory Agreement Fees and Reimbursements
Pursuant to the Advisory Agreement, the Company is required to make the following payments and reimbursements to the Advisor:
•	The Company reimburses the Advisor’s costs of providing services pursuant to the Advisory Agreement, except the salaries and benefits paid by the Advisor to the Company’s executive officers.
•	The Company pays the Advisor, or its affiliates, a monthly asset management fee equal to one-twelfth of 1.5% of stockholders' equity as calculated pursuant to the Advisory Agreement.
•
The Company will pay the Advisor an annual subordinated performance fee calculated on the basis of total return to stockholders, payable monthly in arrears, such that for any year in which total return on stockholders’ capital exceeds 6.0% per annum, our Advisor will be entitled to 15.0% of the excess total return; provided that in no event will the annual subordinated performance fee payable to our Advisor exceed 10.0% of the aggregate total return for such year.

•
The Company reimburses the Advisor for insourced expenses incurred by the Advisor on the Company's behalf related to selecting, evaluating, originating and acquiring investments in an amount up to 0.5% of the principal amount funded by the Company to originate or acquire commercial mortgage loans and up to 0.5% of the anticipated net equity funded by the Company to acquire real estate securities investments.

The table below shows the costs incurred due to arrangements with our Advisor and its affiliates during the years ended December 31, 2020, 2019 and 2018 and the associated payable as of December 31, 2020 and 2019 (dollars in thousands):
	Year Ended December 31,			Payable as of December 31,
	2020	2019	2018	2020	2019
Acquisition expenses(1)	696	900	452	—	225
Administrative services expenses	13,120	16,363	13,446	2,940	1,238
Asset management and subordinated performance fee	15,178	16,226	10,299	4,773	3,326
Other related party expenses(2)(3)	703	1,610	1,259	1,812	—
Total related party fees and reimbursements	$29,697	$35,099	$25,456	$9,525	$4,789
(1)
Total acquisition fees and expenses paid during the years ended December 31, 2020, 2019 and 2018 were $7.1 million, $8.4 million and $8.1 million respectively, of which $6.4 million, $7.5 million and $7.6 million were capitalized within the commercial mortgage loans, held for investment line of the consolidated balance sheets for the years ended December 31, 2020, 2019 and 2018.

(2)	These are related to reimbursable costs incurred related to the increase in loan origination activities and are included in Other expenses in the Company's consolidated statements of operations.
(3)	The related party payable includes $1.8 million of payments made by the Advisor to third party vendors on behalf of the Company.
The payables as of December 31, 2020 and 2019 in the table above are included in Due to affiliates on the Company's consolidated balance sheets.
Other Transactions
On February 22, 2018, the Company purchased commercial mortgage loans, held-for-sale from an entity that is an affiliate of the Company's Advisor, for an aggregate purchase price of $27.8 million. The purchase of the commercial mortgage loans and the $27.8 million purchase price were approved by the Company’s board of directors. On April 18, 2018, the Company sold $23.3 million of these commercial mortgage loans into a CMBS securitization. The remaining $4.5 million of these commercial mortgage loans, recorded as held for investment, were fully paid down during the year ended December 31, 2020.
Pursuant to a lending and security agreement with Security Benefit Life Insurance Company (“SBL”), which was entered into in February 2020 and amended in March and August 2020, the Company may borrow up to $100.0 million at a rate of one-month LIBOR + 4.5%. SBL is an entity that also holds 14,950 of the Company’s outstanding shares of Series A Preferred Stock. The facility has a maturity of February 10, 2023 and is secured by a pledge of equity interests in certain of the Company’s subsidiaries. The Company incurred $0.2 million of interest expense on the lending agreement with SBL for the year ended December 31, 2020. As of December 31, 2020 there was no outstanding balance under the lending agreement.
Note 12 − Share-Based Compensation
Restricted Share Plan
The Company has an employee and director incentive restricted share plan (the “RSP”), which provides the Company with the ability to grant awards of restricted shares to the Company’s directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, the Advisor and its affiliates. The total number of common shares granted under the RSP shall not exceed 5.0% of the Company’s authorized common shares pursuant to the Offering, and in any event, will not exceed 4.0 million shares (as such number may be adjusted for stock splits, stock distributions, combinations and similar events).
Restricted share awards entitle the recipient to receive common shares from the Company under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with the Company. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in common shares shall be subject to the same restrictions as the underlying restricted shares. The fair value of the restricted share awards are expensed over the vesting period.

As of December 31, 2020, the Company had granted 44,876 restricted shares to its independent directors, of which 5,333 were forfeited and 27,823 have vested, leaving a balance of 11,720 unvested restricted shares. As of December 31, 2019, the Company had granted 34,106 restricted shares to its independent directors, of which 5,333 were forfeited and 20,207 have vested, leaving a balance of 8,566 unvested restricted shares. The compensation expense associated with the restricted share grants was $0.2 million, $0.2 million and $0.2 million, for the years ended December 31, 2020, 2019 and 2018, respectively and are included within Other expenses line on the consolidated statements of operations.
Note 13 - Fair Value of Financial Instruments
GAAP establishes a hierarchy of valuation techniques based on the observability of inputs used in measuring financial instruments at fair values. GAAP establishes market-based or observable inputs as the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy are described below:
•	Level I − Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•
Level II − Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

•
Level III − Unobservable inputs that reflect the entity's own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the above hierarchy requires significant judgment and factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter.
The Company has implemented valuation control processes to validate the fair value of the Company's financial instruments measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and the assumptions are reasonable.
Financial Instruments Measured at Fair Value on a Recurring Basis
CMBS recorded in real estate securities, available for sale, measured at fair value on the consolidated balance sheets are valued utilizing both observable and unobservable market inputs. These factors include projected future cash flows, ratings, subordination levels, vintage, remaining lives, credit issues, and recent trades of similar real estate securities. Depending upon the significance of the fair value inputs used in determining these fair values, these real estate securities are classified in either Level II or Level III of the fair value hierarchy. As of December 31, 2020 and December 31, 2019, the Company obtained third party pricing for determining the fair value of each CMBS investment, resulting in a Level II classification.
Commercial mortgage loans held-for-sale, measured at fair value in the Company's TRS are initially recorded at transaction proceeds, which are considered to be the best initial estimate of fair value. The Company engaged the services of a third party independent valuation firm to determine fair value of certain investments held by the Company. Fair value is determined using a discounted cash flow model that primarily considers changes in interest rates and credit spreads, weighted average life and current performance of the underlying collateral. Commercial mortgage loans held-for-sale, measured at fair value that are originated in the last month of the reporting period are held and marked to the transaction proceeds. The Company classified the commercial mortgage loans held-for-sale, measured at fair value as Level III.
Other real estate investments, measured at fair value on the consolidated balance sheets are valued using unobservable inputs. The Company engaged the services of a third party independent valuation firm to determine fair value of certain investments, including preferred equity investments, held by the Company. Fair value is determined using a discounted cash flow model that primarily considers changes in interest rates and credit spreads, weighted average life and current performance of the underlying collateral. The Company classified the other real estate investments, measured at fair value as Level III.
The fair value for Treasury note futures is derived using market prices. Treasury note futures trade on the Chicago Mercantile Exchange (“CME”). The instruments are a variety of recently issued 10-year U.S. Treasury notes. The future contracts are liquid and are centrally cleared through the CME. Treasury note futures are generally categorized in Level I of the fair value hierarchy.
The fair value for credit default swaps and interest rate swaps contracts are derived using pricing models that are widely accepted by marketplace participants. Credit default swaps and interest rate swaps are traded in the OTC market. The pricing models take into account multiple inputs including specific contract terms, interest rate yield curves, interest rates, credit curves, recovery rates, and/or current credit spreads obtained from swap counterparties and other market participants. Most inputs into the models are not subjective as they are observable in the marketplace or set per the contract. Valuation is primarily determined by the difference between the contract spread and the current market spread. The contract spread (or rate) is generally fixed and the market spread is determined by the credit risk of the underlying debt or reference entity. If the underlying indices are liquid and the OTC market for the current spread is active, credit default swaps and interest rate swaps are categorized in Level II of the fair value hierarchy. If the underlying indices are illiquid and the OTC market for the current spread is not active, credit default swaps are categorized in Level III of the fair value hierarchy. The credit default swaps and interest rate swaps are generally categorized in Level II of the fair value hierarchy.
A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets or liabilities. The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the beginning of the reporting period. There were no material transfers between levels within the fair value hierarchy during the years ended December 31, 2020 and December 31, 2019.
The following table presents the Company's financial instruments carried at fair value on a recurring basis in the consolidated balance sheets by its level in the fair value hierarchy as of December 31, 2020 and December 31, 2019 (dollars in thousands):
December 31, 2020	Total	Level I	Level II	Level III
Assets, at fair value
Real estate securities, available for sale, measured at fair value	$171,136	$—	$171,136	$—
Commercial mortgage loans, held-for-sale, measured at fair value	67,649	—	—	67,649
Other real estate investments, measured at fair value	2,522	—	—	2,522
Interest rate swaps	25	—	25	—
Total assets, at fair value	$241,332	$—	$171,161	$70,171

Liabilities, at fair value
Credit default swaps	$297	$—	$297	$—
Treasury note futures	106	106	—	—
Total liabilities, at fair value	$403	$106	$297	$—

December 31, 2019
Assets, at fair value
Real estate securities, available for sale, measured at fair value	$386,316	$—	$386,316	$—
Commercial mortgage loans, held-for-sale, measured at fair value	112,562	—	—	112,562
Other real estate investments, measured at fair value	2,557	—	—	2,557
Credit default swaps	59	—	59	—
Interest rate swaps	325	—	325	—
Treasury note futures	735	735	—	—
Total assets, at fair value	$502,554	$735	$386,700	$115,119

Liabilities, at fair value
Credit default swaps	$1,581	$—	$1,581	$—
Total liabilities, at fair value	$1,581	$—	$1,581	$—

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level III category. As a result, the unrealized gains and losses for assets and liabilities within the Level III category may include changes in fair value that were attributable to both observable and unobservable inputs. The following table summarizes the valuation method and significant unobservable inputs used for the Company’s financial instruments that are categorized within Level III of the fair value hierarchy as of December 31, 2020 and December 31, 2019 (dollars in thousands).
Asset Category	Fair Value	Valuation Methodologies	Unobservable Inputs(1)	Weighted Average(2)	Range
December 31, 2020
Commercial mortgage loans, held-for-sale, measured at fair value	$67,649	Discounted Cash Flow	Yield	16.6%	15.6% - 17.6%
Other real estate investments, measured at fair value	2,522	Discounted Cash Flow	Yield	13.2%	12.2% - 14.2%
December 31, 2019
Commercial mortgage loans, held-for-sale, measured at fair value	$112,562	Discounted Cash Flow	Yield	4.9%	4.7% - 5.2%
Other real estate investments, measured at fair value	2,557	Broker Quotes	Yield	12.4%	11.4% - 13.4%
(1)
In determining certain inputs, the Company evaluates a variety of factors including economic conditions, industry and market developments, market valuations of comparable companies and company specific developments including exit strategies and realization opportunities. The Company has determined that market participants would take these inputs into account when valuing the investments.

(2)	Inputs were weighted based on the fair value of the investments included in the range.
Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.
The following table presents additional information about the Company’s financial instruments which are measured at fair value on a recurring basis as of December 31, 2020 and December 31, 2019 for which the Company has used Level III inputs to determine fair value (dollars in thousands):
	December 31, 2020
	Commercial mortgage loans, held-for-sale, measured at fair value	Other real estate investments, measured at fair value
Beginning balance, January 1, 2020	$112,562	$2,557
Transfers into Level III(2)	23,625	—
Total realized and unrealized gain/(loss) included in earnings:
Realized gain/(loss) on sale of commercial mortgage loan, held-for-sale	15,931	—
Unrealized gain/(loss) on commercial mortgage loans, held-for-sale and other real estate investments	(75)	(32)
Net accretion	—	(3)
Purchases(1)	267,552	—
Sales / paydowns(1)	(328,321)	—
Transfers out of Level III(2)	(23,625)	—
Ending Balance, December 31, 2020	$67,649	$2,522
	December 31, 2019
	Commercial mortgage loans, held-for-sale, measured at fair value	Other real estate investments, measured at fair value
Beginning balance, January 1, 2019	$76,863	$—
Transfers into Level III(2)	—	—
Total realized and unrealized gain (loss) included in earnings:
Realized gain (loss) on sale of real estate securities	—	—
Realized gain (loss) on sale of commercial mortgage loan held-for-sale	37,832	—

	December 31, 2019
	Commercial mortgage loans, held-for-sale, measured at fair value	Other real estate investments, measured at fair value
Unrealized gain (loss) on commercial mortgage loans held-for-sale and other real estate investments	312	47
Net accretion	—	—
Unrealized gain (loss) included in OCI	—	—
Purchases	1,015,677	2,510
Sales / paydowns	(1,008,050)	—
Cash repayments / receipts	—	—
Transfers out of Level III(2)	(10,072)	—
Ending Balance, December 31, 2019	$112,562	$2,557
(1)
Excluded from Purchases and Sales/paydowns are $679.1 million and $682.0 million, respectively, of loans that collateralize a CMBS investment required to be consolidated in connection with the Company's retention of the B tranche during the year ended December 31, 2020. Upon disposition of the B tranche during the year ended December 31, 2020, the Company recognized a gain of $2.8 million that is recorded in Realized gain/loss on sale of real estate securities on the consolidated statements of operations.

(2)	Transfers in and transfers out include transfers between Commercial mortgage loans, held-for-sale and Commercial mortgage loans, held for investment.
The fair value of cash and cash equivalents and restricted cash are measured using observable quoted market prices, or Level I inputs and their carrying value approximates their fair value. The fair value of borrowings under repurchase agreements approximate their carrying value on the consolidated balance sheets due to their short-term nature, and are measured using Level II inputs.
Financial Instruments Not Measured at Fair Value
The fair values of the Company's commercial mortgage loans, held for investment and collateralized loan obligations, which are not reported at fair value on the consolidated balance sheets are reported below as of December 31, 2020 and 2019 (dollars in thousands):
		Level	Carrying Amount	Fair Value
December 31, 2020
Commercial mortgage loans, held for investment(1)	Asset	III	$2,714,734	$2,724,039
Collateralized loan obligation	Liability	III	1,625,498	1,606,478
Mortgage note payable	Liability	III	29,167	29,167
Other financing and loan participation - commercial mortgage loans	Liability	III	31,379	31,379
December 31, 2019
Commercial mortgage loans, held for investment(1)	Asset	III	$2,762,963	$2,784,650
Collateralized loan obligation	Liability	III	1,803,185	1,822,386
Mortgage note payable	Liability	III	29,167	29,167
(1)	The carrying value is gross of $20.9 million and $0.9 million of allowance for credit losses as of December 31, 2020 and December 31, 2019, respectively.
The fair value of the commercial mortgage loans, held for investment is estimated using a discounted cash flow analysis, based on the Advisor's experience with similar types of investments. The Company estimates the fair value of the collateralized loan obligations using external broker quotes. The fair value of the other financing and loan participation-commercial mortgage loans is generally estimated using a discounted cash flow analysis. At December 31, 2020, the Mortgage note payable was initially recorded at transaction proceeds, which are considered to be the best initial estimate of fair value.
Note 14 − Derivative Instruments
The Company uses derivative instruments primarily to manage the fair value variability of fixed rate assets caused by interest rate fluctuations and overall portfolio market risk.

As of December 31, 2020, the net premiums received on derivative instrument assets were $1.3 million.
The following derivative instruments were outstanding as of December 31, 2020 and December 31, 2019 (dollars in thousands):
		Fair Value
Contract type	Notional	Assets	Liabilities
As of December 31, 2020
Credit default swaps	$46,000	$—	$297
Interest rate swaps	32,517	25	—
Treasury note futures	43,500	—	106
Total	$122,017	$25	$403

As of December 31, 2019
Credit default swaps	$94,300	$59	$1,581
Interest rate swaps	42,546	325	—
Treasury note futures	74,000	735	—
Total	$210,846	$1,119	$1,581
The following table indicates the net realized and unrealized gains and losses on derivatives, by primary underlying risk exposure, as included in loss on derivative instruments in the consolidated statements of operations for year ended December 31, 2020 and December 31, 2019:
	Year Ended December 31, 2020		Year Ended December 31, 2019
Contract type	Unrealized (Gain)/Loss	Realized (Gain)/Loss	Unrealized (Gain)/Loss	Realized (Gain)/Loss
Credit default swaps	$(143)	$323	$456	$2,230
Interest rate swaps	296	7,463	(380)	(269)
Treasury note futures	842	4,665	(1,798)	1,962
Options	—	35	—	401
Total	$995	$12,486	$(1,722)	$4,324

Note 15 − Offsetting Assets and Liabilities
The Company's consolidated balance sheets used a gross presentation of repurchase agreements and collateral pledged. The table below provides a gross presentation, the effects of offsetting and a net presentation of the Company's derivative instruments and repurchase agreements within the scope of ASC 210-20, Balance Sheet—Offsetting, as of December 31, 2020 and December 31, 2019 (dollars in thousands):
				Gross Amounts Not Offset on the Balance Sheet
Assets	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Balance Sheet	Net Amount of Assets Presented on the Balance Sheet	Financial Instruments	Cash Collateral(1)	Net Amount
December 31, 2020
Derivative instruments, at fair value	$25	$—	$25	$—	$—	$25
December 31, 2019
Derivative instruments, at fair value	$1,119	$—	$1,119	$—	$10,895	$—
				Gross Amounts Not Offset on the Balance Sheet
Liabilities	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Balance Sheet	Net Amount of Assets Presented on the Balance Sheet	Financial Instruments	Cash Collateral(1)	Net Amount
December 31, 2020
Repurchase agreements, commercial mortgage loans	$276,340	$—	$276,340	$496,030	$5,016	$—
Repurchase agreements, real estate securities	186,828	—	186,828	245,956	1,146	—
Derivative instruments, at fair value	403	—	403	—	3,435	—
December 31, 2019
Repurchase agreements, commercial mortgage loans	$252,543	$—	$252,543	$394,229	$5,011	$—
Repurchase agreements, real estate securities	394,359	—	394,359	454,301	1,657	—
Derivative instruments, at fair value	1,581	—	1,581	—	3,679	—
(1)	These cash collateral amounts are recorded within the Restricted cash and Accounts payable and accrued expenses balances on the consolidated balance sheets.
Note 16 − Segment Reporting
The Company conducts its business through the following reporting segments:
•
The real estate debt business focuses on originating, acquiring and asset managing commercial real estate debt investments, including first mortgage loans, subordinate mortgages, mezzanine loans and participations in such loans.

•
The real estate securities business focuses on investing in and asset managing commercial real estate securities primarily consisting of CMBS and may include unsecured REIT debt, CDO notes and other securities.

•
The commercial real estate conduit business operated through the Company's TRS, which is focused on generating risk-adjusted returns by originating and subsequently selling fixed-rate commercial real estate loans into the CMBS securitization market at a profit.

•	The real estate owned business represents real estate acquired by the Company through foreclosure, deed in lieu of foreclosure, or purchase.
The following table represents the Company's operations by segment for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 (dollars in thousands):
December 31, 2020	Total	Real Estate Debt and Other Real Estate	Real Estate Securities	TRS	Real Estate Owned
Interest income	$179,872	$165,907	$10,854	$3,111	$—
Revenue from real estate owned	4,299	—	—	—	4,299
Interest expense	66,556	54,480	7,914	2,185	1,977
Net income	54,746	66,383	(7,207)	(5,559)	1,129
Total assets as of December 31, 2020	3,189,761	2,866,790	175,088	105,364	42,519
December 31, 2019
Interest income	$195,299	$181,434	$6,149	$7,716	$—
Revenue from real estate owned	3,169	—	—	—	3,169
Interest expense	90,418	83,597	2,911	3,670	240
Net income	83,924	61,936	3,238	19,130	(380)
Total assets as of December 31, 2019	3,540,620	2,964,233	388,170	131,193	57,024
December 31, 2018
Interest income	$152,288	$144,967	$717	$6,604	$—
Interest expense	70,000	65,521	770	3,709	—
Net income	52,825	50,041	(160)	2,944	—
Total assets as of December 31, 2018	2,606,078	2,492,440	26,474	87,164	—
For the purposes of the table above, any expenses not associated with a specific segment have been allocated to the business segments using a percentage derived by using the sum of commercial mortgage loans originated during the year as the denominator and commercial mortgage loans, held for investment net of allowance and commercial mortgage loans, held-for-sale, measured at fair value as numerator.
Note 17 − Income Taxes
The Company has conducted its operations to qualify as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2013. As a REIT, if the Company meets certain organizational and operational requirements and distributes at least 90% of its “REIT taxable income” (determined before the deduction of dividends paid and excluding net capital gains) to its stockholders in a year, it will not be subject to U.S. federal income tax to the extent of the income that it distributes. However, even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on income in addition to U.S. federal income and excise taxes on its undistributed income. The Company, through its TRS, is indirectly subject to U.S. federal, state and local income taxes. The Company’s TRS is not consolidated for U.S. federal income tax purposes, but is instead taxed as a C corporation. For financial reporting purposes, the TRS is consolidated and a provision for current and deferred taxes is established for the portion of earnings recognized by the Company with respect to its interest in its TRS. Total income tax expense (benefit) for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 were $(2.1) million, $4.5 million and $0.1 million, respectively.
The Company uses a more-likely-than-not threshold for recognition and derecognition of tax positions taken or to be taken in a tax return. The Company has assessed its tax positions for all open tax years beginning with December 31, 2017 and concluded that there were no uncertainties to be recognized. The Company’s accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as provision for income taxes.

Components of the provision for income taxes consist of the following (dollars in thousands):
	Year Ended December 31,
	2020	2019	2018
Current expense/(benefit)
U.S. Federal	$(2,086)	$4,076	$68
State and local	370	397	12
Total current expense/(benefit)	$(1,716)	$4,473	$80
Deferred expense/(benefit)
U.S. Federal	$—	$10	$(1)
State and local	(346)	—	—
Total deferred expense/(benefit)	$(346)	$10	$(1)
Provision for income tax expense/(benefit)	$(2,062)	$4,483	$79
The tax characteristics of the $1.30 distributions per common share declared during 2020 was $1.24 ordinary income and $0.06 capital gain. Of the $1.24 of ordinary income, $1.24 represents the amount of the ordinary dividend that may be eligible for the 20% deduction applicable to qualified REIT dividends under Internal Revenue Code Section 199A. The tax characteristics of the $390.48 distributions per share of Series A Preferred Stock and Series C Preferred Stock declared during 2020 was $370.93 ordinary income and $19.55 capital gain. Of the $370.93 of ordinary income, $370.93 represents the amount of the ordinary dividend that may be eligible for the 20% deduction applicable to qualified REIT dividends under Section 199A. The tax characteristics of the $1.44 distributions per common share declared during 2019 was $1.20 ordinary income and $0.24 return of capital. The tax characteristics of the $430.88 distributions per share of Series A Preferred Stock declared during 2019 was all ordinary income. The tax characteristics of the $35.41 distributions per share of Series C Preferred Stock declared during 2019 was all ordinary income.
The Company utilizes the TRS to reduce the impact of the prohibited transaction tax and to avoid penalty for the holding of assets not qualifying as real estate assets for purposes of the REIT asset tests. Any income associated with a TRS is fully taxable because the TRS is subject to federal and state income taxes as a domestic C corporation based upon its net income.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company is currently evaluating the impact of the CARES Act, and expects to fully utilize the current year NOL under the NOL carryback provision of the CARES Act.
Note 18 − Summary of Quarterly Results of Operations (Unaudited)
The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2020, 2019 and 2018 (dollars in thousands, except per share data):
	March 31	June 30	September 30	December 31
2020
Net interest income	$23,362	$28,106	$29,301	$32,547
Net income	(7,400)	7,814	21,497	32,835
Net income applicable to common stock	(11,915)	4,359	16,739	25,624
Basic net income per share	$(0.27)	$0.10	$0.38	$0.58
Diluted net income per share	$(0.27)	$0.10	$0.38	$0.58
Basic weighted average shares outstanding	44,263,334	44,376,437	44,405,196	44,492,325
Diluted weighted average shares outstanding	44,274,852	44,389,380	44,421,084	44,508,213
2019
Net interest income	$26,145	$22,356	$29,349	$27,031
Net income	19,890	14,526	25,913	23,595

	March 31	June 30	September 30	December 31
Net income applicable to common stock	16,108	11,036	20,460	19,310
Basic net income per share	$0.40	$0.27	$0.48	$0.44
Diluted net income per share	$0.40	$0.27	$0.48	$0.44
Basic weighted average shares outstanding	39,798,215	41,226,805	42,795,038	43,549,406
Diluted weighted average shares outstanding	39,811,304	41,239,548	42,807,773	43,560,937
2018
Net interest income	$10,734	$19,738	$25,823	$25,993
Net income	5,296	12,102	19,000	16,427
Net income applicable to common stock	5,296	12,086	17,745	14,054
Basic net income per share	$0.17	$0.38	$0.49	$0.37
Diluted net income per share	$0.17	$0.38	$0.49	$0.37
Basic weighted average shares outstanding	31,670,518	31,762,199	35,468,648	38,088,364
Diluted weighted average shares outstanding	31,684,832	31,820,527	38,942,428	44,504,418
Basic and diluted earnings per share are computed independently based on the weighted-average shares of common stock and restricted shares outstanding for each period. Accordingly, the sum of the quarterly earnings per share amounts may not agree to the total for the year.
Note 19 − Subsequent Events
The Company has evaluated subsequent events through the filing of this Annual Report on Form 10-K.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
SCHEDULE IV — MORTGAGE LOANS ON REAL ESTATE
December 31, 2020
(Dollars in thousands)
Description	Property Type	Face Amount	Carrying Amount	Interest Rate	Payment Terms	Maturity Date
Senior Debt 1	Industrial	$33,655	$33,655	1 month LIBOR + 4.00%	Interest Only	11/9/2021
Senior Debt 2	Mixed Use	12,839	12,839	1 month LIBOR + 5.00%	Interest Only	4/9/2021
Senior Debt 3	Office	14,034	14,034	1 month LIBOR + 4.45%	Interest Only	9/9/2021
Senior Debt 4	Office	8,391	8,391	1 month LIBOR +6.00%	Amortizing Balloon	10/9/2021
Senior Debt 5	Multifamily	37,812	37,812	1 month LIBOR + 3.35%	Amortizing Balloon	1/9/2022
Senior Debt 6	Office	26,811	26,811	1 month LIBOR + 4.15%	Amortizing Balloon	10/9/2021
Senior Debt 7	Hospitality	10,400	10,400	1 month LIBOR + 6.25%	Interest Only	5/9/2022
Senior Debt 8	Hospitality	5,894	5,894	1 month LIBOR + 3.50%	Amortizing Balloon	12/9/2021
Senior Debt 9	Hospitality	57,075	57,075	1 month LIBOR + 5.19%	Interest Only	6/9/2019
Senior Debt 10	Multifamily	77,945	77,701	1 month LIBOR + 4.50%	Interest Only	12/31/2021
Senior Debt 11	Hospitality	10,250	10,247	1 month LIBOR + 5.25%	Interest Only	2/9/2021
Senior Debt 12	Hospitality	23,000	22,998	1 month LIBOR + 6.00%	Interest Only	1/9/2021
Senior Debt 13	Office	23,726	23,726	1 month LIBOR + 5.15%	Interest Only	2/9/2021
Senior Debt 14	Multifamily	41,826	41,811	1 month LIBOR + 3.70%	Interest Only	3/9/2021
Senior Debt 15	Hospitality	28,272	28,255	1 month LIBOR + 4.00%	Interest Only	4/9/2021
Senior Debt 16	Hospitality	22,700	22,688	1 month LIBOR + 4.40%	Interest Only	4/9/2021
Senior Debt 17	Multifamily	35,886	35,886	1 month LIBOR + 3.00%	Interest Only	5/9/2021
Senior Debt 18	Self Storage	3,851	3,849	1 month LIBOR + 4.05%	Interest Only	5/9/2021
Senior Debt 19	Self Storage	6,496	6,492	1 month LIBOR + 4.05%	Interest Only	5/9/2021
Senior Debt 20	Self Storage	7,606	7,600	1 month LIBOR + 4.05%	Interest Only	5/9/2021
Senior Debt 21	Self Storage	2,400	2,398	1 month LIBOR + 4.05%	Interest Only	6/9/2021
Senior Debt 22	Self Storage	6,310	6,305	1 month LIBOR + 5.05%	Interest Only	6/9/2021
Senior Debt 23	Hospitality	22,355	22,332	1 month LIBOR + 3.50%	Interest Only	3/9/2023
Senior Debt 24	Mixed Use	59,451	59,451	1 month LIBOR + 4.87%	Interest Only	7/9/2021
Senior Debt 25	Office	21,100	21,100	1 month LIBOR + 3.75%	Interest Only	9/9/2021
Senior Debt 26	Self Storage	6,299	6,299	1 month LIBOR + 6.00%	Interest Only	9/9/2021
Senior Debt 27	Office	16,342	16,342	1 month LIBOR + 3.40%	Amortizing Balloon	9/9/2021
Senior Debt 28	Retail	29,500	29,426	6.25%	Interest Only	9/9/2023
Senior Debt 29	Self Storage	11,966	11,966	1 month LIBOR + 5.50%	Interest Only	10/9/2021
Senior Debt 30	Multifamily	16,172	16,172	1 month LIBOR + 3.15%	Interest Only	11/9/2021
Senior Debt 31	Multifamily	22,417	22,417	1 month LIBOR + 3.40%	Interest Only	11/9/2021
Senior Debt 32	Multifamily	29,868	29,868	1 month LIBOR + 3.35%	Interest Only	11/9/2021
Senior Debt 33	Land	16,400	16,400	1 month LIBOR + 6.00%	Interest Only	12/11/2021
Senior Debt 34	Hospitality	8,523	8,507	1 month LIBOR + 4.80%	Amortizing Balloon	1/9/2022
Senior Debt 35	Industrial	14,160	14,159	1 month LIBOR + 3.95%	Interest Only	1/9/2021
Senior Debt 36	Multifamily	48,500	48,498	1 month LIBOR + 3.75%	Interest Only	1/9/2021
Senior Debt 37	Multifamily	23,295	23,196	1 month LIBOR + 5.70%	Interest Only	8/9/2021
Senior Debt 38	Office	7,200	7,198	1 month LIBOR + 3.90%	Interest Only	2/9/2021
Senior Debt 39	Manufactured Housing	8,893	8,858	1 month LIBOR + 4.40%	Interest Only	3/9/2022
Senior Debt 40	Hospitality	14,000	13,985	1 month LIBOR + 4.47%	Interest Only	4/9/2021
Senior Debt 41	Retail	14,250	14,260	1 month LIBOR + 3.95%	Interest Only	4/9/2021
Senior Debt 42	Hospitality	21,000	20,981	1 month LIBOR + 4.14%	Interest Only	5/9/2021
Senior Debt 43	Multifamily	24,711	24,669	1 month LIBOR + 3.10%	Interest Only	5/9/2022
Senior Debt 44	Multifamily	37,643	37,581	1 month LIBOR + 3.10%	Interest Only	5/9/2022
Senior Debt 45	Office	42,631	42,519	1 month LIBOR + 3.50%	Interest Only	5/9/2022
Senior Debt 46	Retail	8,500	8,500	1 month LIBOR + 7.50%	Interest Only	12/9/2021
Senior Debt 47	Hospitality	10,580	10,547	1 month LIBOR + 4.50%	Interest Only	6/9/2022
Senior Debt 48	Multifamily	18,100	18,097	1 month LIBOR + 3.40%	Interest Only	6/9/2021
Senior Debt 49	Hospitality	19,900	19,850	1 month LIBOR + 4.15%	Interest Only	6/9/2022
Senior Debt 50	Multifamily	18,656	18,604	1 month LIBOR + 3.10%	Interest Only	6/9/2022
Senior Debt 51	Office	34,400	34,232	1 month LIBOR + 3.90%	Interest Only	6/9/2022
Senior Debt 52	Hospitality	20,930	20,852	1 month LIBOR + 3.75%	Interest Only	8/9/2022
Senior Debt 53	Hospitality	15,500	15,452	1 month LIBOR + 4.00%	Interest Only	10/9/2022
Senior Debt 54	Hospitality	5,250	5,242	1 month LIBOR + 4.25%	Interest Only	7/9/2021
Senior Debt 55	Hospitality	12,750	12,708	1 month LIBOR + 4.45%	Interest Only	8/9/2022
Senior Debt 56	Hospitality	9,545	9,525	1 month LIBOR + 4.50%	Interest Only	8/9/2021

Description	Property Type	Face Amount	Carrying Amount	Interest Rate	Payment Terms	Maturity Date
Senior Debt 57	Retail	9,400	9,371	1 month LIBOR + 4.20%	Interest Only	9/9/2022
Senior Debt 58	Manufactured Housing	12,200	12,162	1 month LIBOR + 3.65%	Interest Only	10/9/2022
Senior Debt 59	Manufactured Housing	24,100	24,029	1 month LIBOR + 3.65%	Interest Only	9/9/2022
Senior Debt 60	Multifamily	23,149	23,103	1 month LIBOR + 2.65%	Interest Only	9/9/2021
Senior Debt 61	Office	29,750	29,681	1 month LIBOR + 3.35%	Interest Only	9/9/2022
Senior Debt 62	Hospitality	34,484	34,407	1 month LIBOR + 3.99%	Amortizing Balloon	11/9/2021
Senior Debt 63	Multifamily	12,839	12,787	1 month LIBOR + 2.65%	Interest Only	11/9/2022
Senior Debt 64	Multifamily	37,021	36,924	1 month LIBOR + 2.75%	Interest Only	11/9/2023
Senior Debt 65	Industrial	53,500	53,297	1 month LIBOR + 3.75%	Interest Only	12/9/2021
Senior Debt 66	Office	21,825	21,728	1 month LIBOR + 3.50%	Interest Only	12/9/2022
Senior Debt 67	Hospitality	7,100	7,076	1 month LIBOR + 4.00%	Interest Only	12/9/2022
Senior Debt 68	Industrial	22,230	22,133	1 month LIBOR + 3.55%	Interest Only	12/9/2023
Senior Debt 69	Multifamily	21,083	21,017	1 month LIBOR + 2.75%	Interest Only	12/9/2022
Senior Debt 70	Multifamily	27,087	26,989	1 month LIBOR + 3.15%	Interest Only	12/9/2022
Senior Debt 71	Multifamily	26,130	26,069	1 month LIBOR + 2.70%	Interest Only	12/9/2022
Senior Debt 72	Multifamily	7,150	7,119	1 month LIBOR + 4.75%	Interest Only	12/9/2021
Senior Debt 73	Multifamily	25,000	24,935	1 month LIBOR + 3.00%	Interest Only	1/9/2022
Senior Debt 74	Office	25,500	25,351	1 month LIBOR + 4.35%	Interest Only	1/9/2024
Senior Debt 75	Multifamily	14,181	14,141	1 month LIBOR + 3.10%	Interest Only	2/9/2023
Senior Debt 76	Office	48,276	47,862	1 month LIBOR + 3.70%	Interest Only	2/9/2023
Senior Debt 77	Industrial	25,350	25,315	1 month LIBOR + 3.50%	Interest Only	5/9/2021
Senior Debt 78	Multifamily	11,800	11,757	1 month LIBOR + 3.15%	Interest Only	8/9/2022
Senior Debt 79	Office	27,598	27,491	1 month LIBOR + 2.70%	Interest Only	2/9/2023
Senior Debt 80	Multifamily	75,100	75,260	1 month LIBOR + 4.35%	Interest Only	8/9/2021
Senior Debt 81	Manufactured Housing	1,385	1,385	5.50%	Interest Only	5/9/2025
Senior Debt 82	Industrial	14,650	14,606	1 month LIBOR + 6.00%	Interest Only	11/9/2021
Senior Debt 83	Multifamily	7,149	7,123	1 month LIBOR + 4.75%	Interest Only	5/9/2022
Senior Debt 84	Multifamily	6,764	6,731	1 month LIBOR + 4.90%	Interest Only	7/9/2023
Senior Debt 85	Multifamily	46,000	45,797	1 month LIBOR + 4.75%	Interest Only	7/9/2023
Senior Debt 86	Multifamily	5,550	5,530	1 month LIBOR + 6.87%	Interest Only	1/9/2022
Senior Debt 87	Industrial	16,400	16,312	1 month LIBOR + 6.25%	Interest Only	7/9/2023
Senior Debt 88	Multifamily	14,505	14,425	1 month LIBOR + 4.75%	Interest Only	7/9/2023
Senior Debt 89	Multifamily	23,438	23,337	1 month LIBOR + 4.65%	Interest Only	7/9/2023
Senior Debt 90	Multifamily	4,300	4,281	1 month LIBOR + 5.50%	Interest Only	2/9/2023
Senior Debt 91	Manufactured Housing	7,680	7,645	1 month LIBOR + 4.50%	Interest Only	8/9/2023
Senior Debt 92	Mixed Use	30,465	30,246	1 month LIBOR + 5.15%	Interest Only	8/9/2023
Senior Debt 93	Multifamily	3,140	3,126	1 month LIBOR + 6.25%	Interest Only	8/9/2022
Senior Debt 94	Industrial	24,657	24,376	1 month LIBOR + 4.60%	Interest Only	9/6/2022
Senior Debt 95	Multifamily	—	—	1 month LIBOR + 5.25%	Interest Only	7/1/2022
Senior Debt 96	Hospitality	27,000	26,878	1 month LIBOR + 6.50%	Interest Only	9/9/2023
Senior Debt 97	Multifamily	2,465	2,453	1 month LIBOR + 5.75%	Interest Only	9/9/2022
Senior Debt 98	Multifamily	50,000	49,789	1 month LIBOR + 6.69%	Interest Only	9/9/2022
Senior Debt 99	Self Storage	29,895	29,759	1 month LIBOR + 5.00%	Interest Only	9/9/2023
Senior Debt 100	Multifamily	11,622	11,545	1 month LIBOR + 4.75%	Interest Only	9/9/2022
Senior Debt 101	Manufactured Housing	3,400	3,384	1 month LIBOR + 5.00%	Interest Only	9/9/2022
Senior Debt 102	Multifamily	27,550	27,431	1 month LIBOR + 5.75%	Interest Only	9/9/2022
Senior Debt 103	Multifamily	76,000	75,649	1 month LIBOR + 4.10%	Interest Only	10/9/2023
Senior Debt 104	Multifamily	58,000	57,732	1 month LIBOR + 5.25%	Interest Only	10/9/2023
Senior Debt 105	Manufactured Housing	5,020	4,996	1 month LIBOR + 5.25%	Interest Only	10/9/2023
Senior Debt 106	Office	19,003	18,909	1 month LIBOR + 4.50%	Interest Only	10/9/2023
Senior Debt 107	Office	69,675	69,339	5.15%	Interest Only	10/9/2025
Senior Debt 108	Office	30,900	30,670	1 month LIBOR + 5.20%	Interest Only	10/9/2023
Senior Debt 109	Multifamily	10,945	10,895	1 month LIBOR + 7.04%	Interest Only	5/9/2022
Senior Debt 110	Self Storage	11,600	11,546	1 month LIBOR + 4.76%	Interest Only	11/9/2022
Senior Debt 111	Industrial	24,552	24,426	1 month LIBOR + 4.35%	Interest Only	11/9/2022
Senior Debt 112	Manufactured Housing	5,000	4,929	1 month LIBOR + 5.90%	Interest Only	5/9/2023
Senior Debt 113	Office	12,750	12,682	1 month LIBOR + 5.00%	Interest Only	11/9/2023
Senior Debt 114	Multifamily	40,937	40,682	1 month LIBOR + 4.35%	Interest Only	11/9/2023
Senior Debt 115	Multifamily	36,200	35,997	1 month LIBOR + 4.45%	Interest Only	11/9/2023
Senior Debt 116	Multifamily	8,250	8,200	1 month LIBOR + 5.50%	Interest Only	11/9/2023

Description	Property Type	Face Amount	Carrying Amount	Interest Rate	Payment Terms	Maturity Date
Senior Debt 117	Retail	11,963	11,833	1 month LIBOR + 4.87%	Interest Only	5/9/2022
Senior Debt 118	Manufactured Housing	3,585	3,567	1 month LIBOR + 5.40%	Interest Only	12/9/2022
Senior Debt 119	Multifamily	5,730	5,701	1 month LIBOR + 5.00%	Interest Only	6/9/2023
Senior Debt 120	Multifamily	18,800	18,613	1 month LIBOR + 4.00%	Interest Only	12/9/2024
Senior Debt 121	Industrial	14,250	14,160	1 month LIBOR + 4.50%	Interest Only	12/9/2023
Senior Debt 122	Office	11,550	11,479	1 month LIBOR + 5.50%	Interest Only	1/9/2024
Senior Debt 123	Multifamily	21,000	20,884	1 month LIBOR + 4.60%	Interest Only	1/9/2024
Senior Debt 124	Office	26,000	25,869	1 month LIBOR + 5.00%	Interest Only	1/9/2023
Senior Debt 125	Hospitality	17,401	17,243	5.75%	Amortizing Balloon	10/6/2021
Mezzanine Loan 1	Multifamily	3,480	3,488	9.50%	Interest Only	7/1/2024
Mezzanine Loan 2	Retail	3,500	3,500	10.00%	Interest Only	2/6/2029
Mezzanine Loan 3	Multifamily	6,500	6,473	1 month LIBOR + 10.25%	Interest Only	9/9/2022
Mezzanine Loan 4	Retail	1,438	1,444	1 month LIBOR + 10.75%	Interest Only	5/9/2022
Mezzanine Loan 5	Multifamily	1,000	1,005	11.00%	Interest Only	11/6/2028
		$2,722,863	$2,714,734

Annex D - BSPRT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-55188
BENEFIT STREET PARTNERS REALTY TRUST, INC.
(Exact name of registrant as specified in its charter)
Maryland	46-1406086
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, Suite 32A New York, New York	10105
(Address of Principal Executive Office)	(Zip Code)
(212) 588-6770
(Registrant’s Telephone Number, Including Area Code)
9 West 57th Street, Suite #4920
New York, New York, 10019
(Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report)
Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth filer	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☒
The number of shares of the registrant's common stock, $0.01 par value, outstanding as of July 31, 2021 was 44,148,122.

BENEFIT STREET PARTNERS REALTY TRUST, INC.

D-i

PART I
Item 1. Consolidated Financial Statements and Notes (unaudited)

BENEFIT STREET PARTNERS REALTY TRUST, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)
	June 30, 2021	December 31, 2020
ASSETS	(Unaudited)
Cash and cash equivalents	$63,277	$82,071
Restricted cash	14,323	10,070
Commercial mortgage loans, held for investment, net of allowance of $17,192 and $20,886 as of June 30, 2021 and December 31, 2020, respectively	3,109,111	2,693,848
Commercial mortgage loans, held for sale, measured at fair value	77,031	67,649
Real estate securities, available for sale, measured at fair value, amortized cost of $0 and $179,392 as of June 30, 2021 and December 31, 2020, respectively	—	171,136
Derivative instruments, measured at fair value	5	25
Other real estate investments, measured at fair value	2,547	2,522
Receivable for loan repayment(1)	128,333	98,551
Accrued interest receivable	17,411	15,295
Prepaid expenses and other assets	4,400	8,538
Intangible lease asset, net of amortization	13,134	13,546
Real estate owned, net of depreciation	—	26,510
Real estate owned, held for sale	26,111	—
Total assets	$3,455,683	$3,189,761
LIABILITIES AND STOCKHOLDERS' EQUITY
Collateralized loan obligations	$1,960,090	$1,625,498
Repurchase agreements - commercial mortgage loans	287,462	276,340
Repurchase agreements - real estate securities	46,510	186,828
Mortgage note payable	29,167	29,167
Other financing and loan participation - commercial mortgage loans	37,105	31,379
Derivative instruments, measured at fair value	2,285	403
Interest payable	1,044	2,110
Distributions payable	16,099	15,688
Accounts payable and accrued expenses	7,739	5,125
Due to affiliates	12,691	9,525
Total liabilities	$2,400,192	$2,182,063
Commitment and contingencies (See Note 10)
Redeemable convertible preferred stock Series A, $0.01 par value, 60,000 authorized and 25,567 and 40,515 issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	$127,579	$202,292
Redeemable convertible preferred stock Series C, $0.01 par value, 20,000 authorized and 1,400 issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	6,966	6,962
Redeemable convertible preferred stock Series D, $0.01 par value, 20,000 authorized and 17,950 issued and outstanding as of June 30, 2021 and none issued or outstanding as of December 31, 2020, respectively	89,670	—
Equity:
Preferred stock, $0.01 par value, 50,000,000 authorized and none issued or outstanding as of June 30, 2021 and December 31, 2020, respectively	—	—
Common stock, $0.01 par value, 949,999,000 shares authorized, 44,284,833 and 44,510,051 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	444	446
Additional paid-in capital	908,689	912,725
Accumulated other comprehensive income (loss)	—	(8,256)
Accumulated deficit	(77,857)	(106,471)
Total stockholders' equity	$831,276	$798,444
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$3,455,683	$3,189,761
(1)	Includes $128.3 million and $98.6 million of cash held by servicer related to the CLOs as of June 30, 2021 and December 31, 2020, respectively.
The accompanying notes are an integral part of these unaudited consolidated financial statements.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Income:
Interest income	$48,985	$43,241	$91,222	$91,095
Less: Interest expense	12,637	15,135	24,006	39,627
Net interest income	36,348	28,106	67,216	51,468
Revenue from real estate owned	716	828	1,432	2,457
Total Income	$37,064	$28,934	$68,648	$53,925
Expenses:
Asset management and subordinated performance fee	6,001	3,738	11,417	7,650
Acquisition expenses	169	175	322	317
Administrative services expenses	3,078	2,940	6,552	7,052
Professional fees	2,777	3,222	4,774	6,006
Real estate owned operating expenses	—	1,096	—	2,741
Depreciation and amortization	406	586	812	1,174
Other expenses	911	1,055	1,406	2,642
Total expenses	$13,342	$12,812	$25,283	$27,582
Other (income)/loss:
Provision/(benefit) for credit losses	(1,508)	4,042	(3,839)	18,639
Impairment losses on real estate owned assets	—	—	—	398
Realized (gain)/loss on extinguishment of debt	—	(438)	—	(438)
Realized (gain)/loss on sale of real estate securities	315	5,309	1,375	5,747
Realized (gain)/loss on sale of commercial mortgage loan held for sale	—	(252)	—	(252)
Realized (gain)/loss on sale of real estate owned assets, held for sale	(1,112)	—	(1,112)	—
Realized (gain)/loss on sale of commercial mortgage loan, held for sale, measured at fair value	(6,520)	238	(13,150)	(9,166)
Unrealized (gain)/loss on commercial mortgage loans, held for sale, measured at fair value	(625)	(1,595)	(1,104)	339
Unrealized (gain)/loss on other real estate investments, measured at fair value	(20)	(18)	(26)	43
Unrealized (gain)/loss on derivatives	3,163	99	1,054	4,935
Realized (gain)/loss on derivatives	(281)	1,659	(2,259)	8,328
Total other (income)/loss	$(6,588)	$9,044	$(19,061)	$28,573
Income/(loss) before taxes	30,310	7,078	62,426	(2,230)
Provision/(benefit) for income tax	300	(736)	2,270	(2,644)
Net income/(loss)	$30,010	$7,814	$60,156	$414
Net income/(loss) applicable to common stock	$22,998	$4,359	$46,402	$(7,556)

Basic earnings per share	$0.52	$0.10	$1.05	$(0.17)
Diluted earnings per share	$0.52	$0.10	$1.05	$(0.17)
Basic weighted average shares outstanding	44,262,934	44,376,437	44,276,480	44,319,531
Diluted weighted average shares outstanding	44,278,939	44,389,380	44,292,427	44,319,531
The accompanying notes are an integral part of these unaudited consolidated financial statements.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net income/(loss)	$30,010	$7,814	$60,156	$414
Unrealized gain/(loss) on available-for-sale securities, net of reclassification adjustment	214	40,319	8,256	(27,288)
Comprehensive income/(loss) attributable to Benefit Street Partners Realty Trust, Inc.	$30,224	$48,133	$68,412	$(26,874)
The accompanying notes are an integral part of these unaudited consolidated financial statements.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)
(Unaudited)
	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Par Value
Balance, December 31, 2020	44,510,051	$446	$912,725	$(8,256)	$(106,471)	$798,444
Issuance of common stock	—	—	—	—	—	—
Common stock repurchases	(521,796)	(5)	(9,142)	—	—	(9,147)
Common stock issued through distribution reinvestment plan	147,404	2	2,583	—	—	2,585
Share-based compensation	—	—	55	—	—	55
Offering costs	—	—	(21)	—	—	(21)
Net income	—	—	—	—	30,146	30,146
Distributions declared	—	—	—	—	(15,644)	(15,644)
Other comprehensive income	—	—	—	8,042	—	8,042
Balance, March 31, 2021	44,135,659	$443	$906,200	$(214)	$(91,969)	$814,460
Issuance of common stock	504	—	—	—	—	—
Common stock repurchases	(3,784)	—	(66)	—	—	(66)
Common stock issued through distribution reinvestment plan	141,270	1	2,523	—	—	2,524
Share-based compensation	11,184	—	53	—	—	53
Offering costs	—	—	(21)	—	—	(21)
Net income	—	—	—	—	30,010	30,010
Distributions declared	—	—	—	—	(15,898)	(15,898)
Other comprehensive income	—	—	—	214	—	214
Balance, June 30, 2021	44,284,833	$444	$908,689	$—	$(77,857)	$831,276
Balance, December 31, 2019	43,916,815	$441	$903,310	$(978)	$(85,968)	$816,805
Issuance of common stock	650,034	7	10,855	—	—	10,862
Common stock repurchases	(361,829)	(4)	(6,711)	—	—	(6,715)
Common stock issued through distribution reinvestment plan	191,326	1	3,548	—	—	3,549
Share-based compensation	—	—	39	—	—	39
Offering costs	—	—	(136)	—	—	(136)
Net income/(loss)	—	—	—	—	(7,400)	(7,400)
Distributions declared	—	—	—	—	(20,371)	(20,371)
Cumulative-effect adjustment upon adoption of ASU 2016-13 (Note 2)	—	—	—	—	(7,761)	(7,761)
Other comprehensive income/(loss)	—	—	—	(67,607)	—	(67,607)
Balance, March 31, 2020	44,396,346	$445	$910,905	$(68,585)	$(121,500)	$721,265
Issuance of common stock	—	—	25	—	—	25
Common stock repurchases	(11,306)	—	(192)	—	—	(192)
Common stock issued through distribution reinvestment plan	6	—	(57)	—	—	(57)
Share-based compensation	10,770	—	57	—	—	57
Offering costs	—	—	(32)	—	—	(32)
Net income	—	—	—	—	7,814	7,814
Distributions declared	—	—	—	—	(15,603)	(15,603)
Other comprehensive income	—	—	—	40,319	—	40,319
Balance, June 30, 2020	44,395,816	$445	$910,706	$(28,266)	$(129,289)	$753,596
The accompanying notes are an integral part of these unaudited consolidated financial statements.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)
	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income/(loss)	$60,156	$414
Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
Premium amortization and (discount accretion), net	$(2,853)	$(3,041)
Accretion of deferred commitment fees	(3,930)	(2,664)
Amortization of deferred financing costs	2,715	6,936
Share-based compensation	108	96
Realized (gain)/loss from sale of real estate securities	1,375	5,747
Realized (gain)/loss from sale of real estate owned, held for sale	(1,112)	—
Unrealized (gain)/loss from commercial mortgage loans held for sale	(1,104)	339
Unrealized (gain)/loss from derivative instruments	1,054	4,935
Unrealized losses from other real estate investments	(26)	43
Depreciation and amortization	812	1,174
Recognition of deferred rent revenue	—	(150)
Provision/(benefit) for credit losses	(3,839)	18,639
Impairment losses on real estate owned assets	—	398
Origination of commercial mortgage loans, held for sale	(252,145)	(119,447)
Proceeds from sale of commercial mortgage loans, held for sale	243,867	148,020
Changes in assets and liabilities:
Accrued interest receivable	1,814	3,664
Prepaid expenses and other assets	2,170	(1,418)
Accounts payable and accrued expenses	3,048	8,057
Due to affiliates	3,166	4,831
Interest payable	(1,066)	(1,392)
Net cash (used in)/provided by operating activities	$54,210	$75,181
Cash flows from investing activities:
Origination and purchase of commercial mortgage loans, held for investment	$(917,176)	$(417,216)
Principal repayments received on commercial mortgage loans, held for investment	468,689	603,589
Purchase of real estate owned and capital expenditures	—	(1,332)
Proceeds from sale of real estate owned, held for sale	10,810	—
Purchase of real estate securities	—	(134,823)
Proceeds from sale/repayment of real estate securities	178,017	79,404
Proceeds from (purchase)/sale of derivative instruments	848	(697)
Net cash (used in)/provided by investing activities	$(258,812)	$128,925
The accompanying notes are an integral part of these unaudited consolidated financial statements.

	Six Months Ended June 30,
	2021	2020
Cash flows from financing activities:
Proceeds from issuances of common stock	$—	$10,887
Proceeds from issuances of redeemable convertible preferred stock	15,000	70
Common stock repurchases	(9,213)	(6,907)
Borrowings on collateralized loan obligation	612,723	—
Repayments of collateralized loan obligation	(274,636)	(110,458)
Borrowings on repurchase agreements - commercial mortgage loans	397,392	171,994
Repayments of repurchase agreements - commercial mortgage loans	(386,270)	(198,313)
Borrowings on repurchase agreements - real estate securities	175,801	585,504
Repayments of repurchase agreements - real estate securities	(316,118)	(644,607)
Proceeds from other financing and loan participation - commercial mortgage loans	5,726	18,771
Borrowings on unsecured debt	100,000	—
Repayments of unsecured debt	(100,000)	—
Borrowing on mortgage note payable	—	11,074
Payments of deferred financing costs	(4,380)	(359)
Distributions paid	(25,964)	(23,774)
Net cash (used in)/provided by financing activities:	$190,061	$(186,118)
Net change in cash, cash equivalents and restricted cash	(14,541)	17,988
Cash, cash equivalents and restricted cash, beginning of period	92,141	109,122
Cash, cash equivalents and restricted cash, end of period	$77,600	$127,110

Supplemental disclosures of cash flow information:
Taxes paid	$79,309	$—
Interest paid	22,356	34,083

Supplemental disclosures of non - cash flow information:
Distribution payable	$16,099	$15,570
Common stock issued through distribution reinvestment plan	5,109	3,492
Commercial mortgage loans transferred from held for sale to held for investment	—	23,390
Real estate owned received in foreclosure	—	14,000

Reconciliation of cash, cash equivalents and restricted cash at end of period:
Cash and cash equivalents	$63,277	$111,631
Restricted cash	14,323	15,479
Cash, cash equivalents and restricted cash, end of period	$77,600	$127,110
The accompanying notes are an integral part of these unaudited consolidated financial statements.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Note 1 - Organization and Business Operations
Benefit Street Partners Realty Trust, Inc. (the “Company”) is a real estate finance company that primarily originates, acquires and manages a diversified portfolio of commercial real estate debt investments secured by properties located within and outside the United States. The Company was incorporated in Maryland on November 15, 2012 and commenced operations on May 14, 2013.
The Company made a tax election to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2013. The Company believes that it has qualified as a REIT and intends to continue to meet the requirements for qualification and taxation as a REIT. In addition, the Company, through a subsidiary which is treated as a taxable REIT subsidiary (a “TRS”) is indirectly subject to U.S federal, state and local income taxes. The majority of the Company's business is conducted through Benefit Street Partners Realty Operating Partnership, L.P. (the “OP”), a Delaware limited partnership. The Company is the sole general partner and directly or indirectly holds all of the units of limited partner interests in the OP.
The Company has no direct employees. Benefit Street Partners L.L.C. serves as the Company's advisor (the “Advisor”) pursuant to an Amended and Restated Advisory Agreement, dated January 19, 2018 (the “Advisory Agreement”). The Advisor is a wholly owned subsidiary of Franklin Resources, Inc. which, together with its various subsidiaries, operates as Franklin Templeton. The Advisor, an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”), is a credit-focused alternative asset management firm. Established in 2008, the Advisor's credit platform manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies including high yield, levered loans, private / opportunistic debt, liquid credit, structured credit and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass the platform. The Advisor manages the Company's affairs on a day-to-day basis. The Advisor receives compensation and fees for services related to the investment and management of the Company's assets and the operations of the Company.
The Company invests in commercial real estate debt investments, which may include first mortgage loans, subordinated mortgage loans, mezzanine loans and participations in such loans. The Company also originates conduit loans which the Company intends to sell through its TRS into commercial mortgage-backed securities (“CMBS”) at a profit. The Company also invests in commercial real estate securities. Real estate securities may include CMBS, senior unsecured debt of publicly traded REITs, debt or equity securities of other publicly traded real estate companies and collateralized debt obligations (“CDOs”). The Company also owns real estate acquired by the Company through foreclosure and deed in lieu of foreclosure, and purchased for investment, typically subject to triple net leases.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The Company's unaudited consolidated financial statements and related footnotes have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and pursuant to the requirements for reporting on Form 10-Q and Regulation S-X, as appropriate. Accordingly, the consolidated financial statements may not include all of the information and notes required by GAAP for annual consolidated financial statements.
These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of, and for the year ended December 31, 2020, which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021.
Use of Estimates
GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reported periods. Changes in the economic environment, financial markets and any other parameters used in

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
determining these estimates could cause actual results to differ materially. In the opinion of management, the interim data includes all adjustments, of a normal and recurring nature, necessary for a fair statement of the results for the periods presented. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the entire year or any subsequent interim periods.
In response to the global coronavirus (COVID-19) pandemic, numerous countries, including the U.S., have declared national emergencies with respect to COVID-19 and certain jurisdictions, including those where our corporate headquarters and/or properties that secure our investments, or properties that the Company owns, are located, have at times imposed “stay-at-home” guidelines or orders or other restrictions to help prevent its spread. The effects of COVID-19 may negatively and materially impact significant estimates and assumptions used by the Company including, but not limited to estimates of expected credit losses, valuation of our equity investments and the fair value estimates of the Company's assets and liabilities. Actual results could differ from those estimates.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company, the OP and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members, as well as whether the entity is a variable interest entity (“VIE”) for which the Company is the primary beneficiary.
The Company has determined the OP is a VIE of which the Company is the primary beneficiary. Substantially all of the Company's assets and liabilities are held by the OP.
The Company consolidates all entities that it controls through either majority ownership or voting rights. In addition, the Company consolidates all VIEs of which the Company is considered the primary beneficiary. VIEs are entities in which equity investors (i) do not have the characteristics of a controlling financial interest and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The entity that consolidates a VIE is its primary beneficiary and is generally the entity with (i) the power to direct the activities that most significantly affect the VIE’s economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.
The accompanying consolidated financial statements include the accounts of collateralized loan obligations (“CLOs”) issued and securitized by wholly owned subsidiaries of the Company. The Company has determined the CLOs are VIEs of which the Company's subsidiary is the primary beneficiary. The assets and liabilities of the CLOs are consolidated in the accompanying consolidated balance sheets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation.
Acquisition Expenses
The Company capitalizes certain direct costs relating to loan origination activities. The cost is amortized over the life of the loan and recognized in interest income in the Company's consolidated statements of operations. Acquisition expenses paid on future funding amounts are expensed within the acquisition expenses line in the Company's consolidated statements of operations.
Cash and Cash Equivalents
Cash consists of amounts deposited with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company up to an insurance limit. Cash equivalents include short-term, liquid investments in money market funds with original maturities of 90 days or less when purchased.
Restricted Cash
Restricted cash primarily consists of cash pledged as margin on repurchase agreements and derivative transactions. The duration of this restricted cash generally matches the duration of the related repurchase agreements or derivative transaction.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Commercial Mortgage Loans
Held for Investment - Commercial mortgage loans that are held for investment purposes and are anticipated to be held until maturity, are carried at cost, net of unamortized acquisition expenses, discounts or premiums and unfunded commitments. Commercial mortgage loans, held for investment purposes, are carried at amortized cost less allowance for credit losses. Interest income is recorded on the accrual basis and related discounts, premiums and acquisition expenses on investments are amortized over the life of the investment using the effective interest method. Amortization is reflected as an adjustment to interest income in the Company’s consolidated statements of operations. Guaranteed loan commitment fees payable by the borrower upon maturity are accreted over the life of the investment using the effective interest method. The accretion of guaranteed loan commitment fees is recognized in interest income in the Company's consolidated statements of operations.
Held for Sale - Commercial mortgage loans that are intended to be sold in the foreseeable future are reported as held for sale and are transferred at fair value and recorded at the lower of cost or fair value with changes recorded through the statements of operations. Unamortized loan origination costs for commercial mortgage loans held for sale that are carried at the lower of cost or fair value are capitalized as part of the carrying value of the loans and recognized upon the sale of such loans. Amortization of origination costs ceases upon transfer of commercial mortgage loans to held for sale.
Held for Sale, Accounted for Under the Fair Value Option - The fair value option provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, and written loan commitments. The Company has elected to measure commercial mortgage loans held for sale in the Company's TRS under the fair value option. These commercial mortgage loans are included in the Commercial mortgage loans, held for sale, measured at fair value in the consolidated balance sheets. Interest income received on commercial mortgage loans, held for sale, measured at fair value is recorded on the accrual basis of accounting and is included in interest income in the consolidated statements of operations. Costs to originate these investments are expensed when incurred.
Real estate owned
Real estate owned (“REO”) assets represent real estate acquired by the Company through foreclosure, deed in lieu of foreclosure, or purchase. REO assets are carried at their estimated fair value at acquisition and are presented net of accumulated depreciation and impairment charges. The Company allocates the purchase price of acquired real estate assets based on the fair value of the acquired assets such as land, building, furniture, fixtures and equipment. Asset acquisitions in which monetary consideration is given generally include the transaction costs of the asset acquisition. Acquiring assets in groups requires not only ascertaining the cost of the asset (or net asset) group but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. The cost of a group of assets acquired in an asset acquisition shall be allocated to the individual assets acquired or liabilities assumed based on their relative fair values and shall not give rise to goodwill.
Real estate owned assets are depreciated using the straight-line method over estimated useful lives of up to 40 years for buildings and improvements and up to 15 years for furniture, fixtures and equipment. Renovations and/or replacements that improve or extend the life of the real estate owned assets are capitalized and depreciated over their estimated useful lives. Real estate owned revenue is recognized when the Company satisfies a performance obligation by transferring a promised good or service to a customer. The Company is considered to have satisfied all performance obligations at a point in time.
Real estate owned assets that are probable to be sold within one year are reported as held for sale. Real estate owned assets classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. Real estate owned assets shall not be depreciated or amortized while it is classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued. Upon the disposition of a real estate owned asset, the Company calculates realized gains and losses as net proceeds received less the carrying value of the real estate owned asset. Net proceeds received are net of direct selling costs associated with the disposition of the real estate owned asset.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Leases
Operating right of use assets “ROU” represent the Company’s right to use an underlying asset during the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term. Leases will be classified as either a finance or operating lease, with such classification affecting the pattern and classification of expense recognition in the consolidated statements of operations. For leases greater than 12 months, the Company determines, at the inception of the contract, if the arrangement meets the classification criteria for an operating or finance lease. For leases that have extension options, which can be exercised at the Company's discretion, management uses judgment to determine if it is reasonably certain that such extension options will be elected. If the extension options are reasonably certain to occur, the Company includes the extended term's lease payments in the calculation of the respective lease liability. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The incremental borrowing rate used to discount the lease liability is determined at commencement of the lease, or upon modification of the lease, as the interest rate a lessee would have to pay to borrow on a fully collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company's incremental borrowing rate considers information at both the corporate and property level and analysis of current market conditions for obtaining new financings. All leases as of June 30, 2021 were operating leases.
Separately, on October 15, 2019, the Company acquired certain real estate assets which had an existing in-place lease asset. This in-place lease asset is recorded as an Intangible lease asset on the consolidated balance sheets and amortized using the straight-line method over the contractual life of the lease.
Credit Losses
In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses, which amends the credit impairment model for financial instruments. The Company adopted ASU 2016-13 on January 1, 2020.
The allowance for credit losses required under ASU 2016-13 is deducted from the respective loans’ amortized cost basis on the Company’s consolidated balance sheets. The allowance for credit losses attributed to unfunded loan commitments is included in Accounts payable and accrued expenses on the consolidated balance sheets. The guidance also required a cumulative-effect adjustment to retained earnings as of the beginning of the reporting period of adoption.
The following discussion highlights changes to the Company’s accounting policies as a result of this adoption.
Allowance for credit losses
The allowance for credit losses for the Company’s financial instruments carried at amortized cost and off-balance sheet credit exposures, such as loans held for investment and unfunded loan commitments represents a lifetime estimate of expected credit losses. Factors considered by the Company when determining the allowance for credit losses reserve include loan-specific characteristics such as loan-to-value (“LTV”) ratio, vintage year, loan term, property type, occupancy and geographic location, financial performance of the borrower, expected payments of principal and interest, as well as internal or external information relating to past events, current conditions and reasonable and supportable forecasts.
The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist for multiple financial instruments. If similar risk characteristics do not exist, the Company measures the allowance for credit losses on an individual instrument basis. The determination of whether a particular financial instrument should be included in a pool can change over time. If a financial asset’s risk characteristics change, the Company evaluates whether it is appropriate to continue to keep the financial instrument in its existing pool or evaluate it individually.
In measuring the allowance for credit losses for financial instruments including our unfunded loan commitments that share similar risk characteristics, the Company primarily applies a probability of default (“PD”)/loss given

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
default (“LGD”) model for instruments that are collectively assessed, whereby the allowance for credit losses is calculated as the product of PD, LGD and exposure at default (“EAD”). The Company’s model principally utilizes historical loss rates derived from a commercial mortgage backed securities database with historical losses from 1998 to 2020 provided by a reputable third party, forecasting the loss parameters using a scenario-based statistical approach over a reasonable and supportable forecast period of twelve months, followed by an immediate reversion to average historical losses. For financial instruments assessed on an individual basis, including when it is probable that the Company will be unable to collect the full payment of principal and interest on the instrument, the Company applies a discounted cash flow (“DCF”) methodology.
For financial instruments where the borrower is experiencing financial difficulty based on the Company’s assessment at the reporting date and the repayment is expected to be provided substantially through the operation or sale of the collateral, the Company may elect to use as a practical expedient the fair value of the collateral at the reporting date when determining the allowance for credit losses.
In developing the allowance for credit losses for its loans held for investment, the Company performs a comprehensive analysis of its loan portfolio and assigns risk ratings to loans that incorporate management's current judgments about their credit quality based on all known and relevant internal and external factors that may affect collectability, using similar factors as those in developing the allowance for credit losses. This methodology results in loans being segmented by risk classification into risk rating categories that are associated with estimated probabilities of default and principal loss. Risk rating categories range from “1” to “5” with “1” representing the lowest risk of loss and “5” representing the highest risk of loss with the ratings updated quarterly. At the time of origination or purchase, loans held for investment are ranked as a “2” and will move accordingly going forward based on the ratings which are defined as follows:
1.	Very Low Risk- Investment exceeding fundamental performance expectations and/or capital gain expected. Trends and risk factors since time of investment are favorable.
2.	Low Risk- Performing consistent with expectations and a full return of principal and interest expected. Trends and risk factors are neutral to favorable.
3.	Average Risk- Performing investments requiring closer monitoring. Trends and risk factors show some deterioration.
4.	High Risk/Delinquent/Potential for Loss- Underperforming investment with the potential of some interest loss but still expecting a positive return on investment. Trends and risk factors are negative.
5.	Impaired/Defaulted/Loss Likely- Underperforming investment with expected loss of interest and some principal.
The Company also considers qualitative and environmental factors, including, but not limited to, economic and business conditions, nature and volume of the loan portfolio, lending terms, volume and severity of past due loans, concentration of credit and changes in the level of such concentrations in its determination of the allowance for credit losses.
Changes in the allowance for credit losses for the Company’s financial instruments are recorded in Provision/(benefit) for credit losses on the consolidated statements of operations with a corresponding offset to the financial instrument’s amortized cost recorded on the consolidated balance sheets, or as a component of Accounts payable and accrued expenses for unfunded loan commitments.
The Company has elected to not measure an allowance for credit losses for accrued interest receivable as it is timely, following three months time, reversed against interest income when a loan, real estate security or preferred equity investment is placed on nonaccrual status. The Company did not record reversals of accrued interest receivable during the six months ended June 30, 2021. Loans are charged off against the Provision/(benefit) for credit losses when all or a portion of the principal amount is determined to be uncollectible.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Past due and nonaccrual status
Loans are placed on nonaccrual status and considered non-performing when full payment of principal and interest is unpaid for 90 days or more or where reasonable doubt exists as to timely collection, unless the loan is both well secured and in the process of collection. Interest received on nonaccrual status loans are accounted for under the cost-recovery method, until qualifying for return to accrual. Upon restructuring the nonaccrual loan, the Company may return a loan to accrual status when repayment of principal and interest is reasonably assured.
Troubled Debt Restructuring (“TDR”)
The Company classifies an individual financial instrument as a TDR when it has a reasonable expectation that the financial instrument’s contractual terms will be modified in a manner that grants concession to the borrower who is experiencing financial difficulty. Concessions could include term extensions, payment deferrals, interest rate reductions, principal forgiveness, forbearance, or other actions designed to maximize the Company’s collection on the financial instrument. The Company determines the allowance for credit losses for financial instruments that are TDRs individually.
Real Estate Securities
On the acquisition date, all of the Company’s commercial real estate securities were classified as available for sale and carried at fair value, and subsequently any unrealized gains or losses are recognized as a component of accumulated other comprehensive income or loss. The Company may elect the fair value option for its real estate securities, and as a result, any unrealized gains or losses on such real estate securities will be recorded in the Company’s consolidated statements of operations. No such election has been made to date. Related discounts, premiums and acquisition expenses on investments are amortized over the life of the investment using the effective interest method. Amortization is reflected as an adjustment to interest income in the Company’s consolidated statements of operations. The Company uses the specific identification method in determining the cost relief for real estate securities sold. Realized gains and losses from the sale of real estate securities are included in the Company’s consolidated statements of operations.
AFS real estate securities which have experienced a decline in the fair value below their amortized cost basis (i.e., impairment) are evaluated each reporting period to determine whether the decline in fair value is due to credit-related factors. Any impairment that is not credit-related is recognized in accumulated other comprehensive income, while credit-related impairment is recognized as an allowance on the consolidated balance sheets with a corresponding adjustment on the consolidated statements of operations. If the Company intends to sell an impaired real estate security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount is recognized in the consolidated statements of operations with a corresponding adjustment to the security’s amortized cost basis.
The Company analyzes the AFS security portfolio on a periodic basis for credit losses at the individual security level using the same criteria described above for those amortized cost financial assets subject to an allowance for credit losses including but not limited to; performance of the underlying assets in the security, borrower financial resources and investment in collateral, collateral type, credit ratings, project economics and geographic location as well as national and regional economic factors.
The non-credit loss component of the unrealized loss within the Company’s AFS portfolio is recognized as an adjustment to the individual security’s asset balance with an offsetting entry to accumulated other comprehensive income in the consolidated balance sheets.
Repurchase Agreements
Commercial mortgage loans and real estate securities sold under repurchase agreements have been treated as collateralized financing transactions because the Company maintains effective control over the transferred securities. Commercial mortgage loans and real estate securities financed through a repurchase agreement remain on the Company’s consolidated balance sheets as an asset and cash received from the purchaser is recorded as a liability. Interest paid in accordance with repurchase agreements is recorded in interest expense on the Company's consolidated statements of operations.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Deferred Financing Costs
The deferred financing costs related to the Company's various Master Repurchase Agreements as well as certain prepaid subscription costs are included in Prepaid expenses and other assets on the consolidated balance sheets. Deferred financing cost on the Company's collateralized loan obligations (“CLO”) are netted against the Company's CLO payable in the Collateralized loan obligations on the consolidated balance sheets. Deferred financing costs are amortized over the terms of the respective financing agreement using the effective interest method and included in interest expense on the Company's consolidated statements of operations. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity.
Share Repurchase Program
The Company has a Share Repurchase Program (the “SRP”) that enables stockholders to sell their shares to the Company, subject to certain conditions. Refer to Note 9 - Stock Transactions for a description of the SRP. When a stockholder requests a redemption and the redemption is approved by the board of directors, the Company will reclassify such obligation from equity to a liability based on the settlement value of the obligation. Shares repurchased under the SRP will have the status of authorized but unissued shares.
Offering and Related Costs
Since 2018, the Company has from time to time offered, and may in the future offer, shares of the Company’s common stock or one or more series of its preferred stock (“Preferred Stock”), including its Series A convertible preferred stock (“Series A Preferred Stock”), Series C convertible preferred stock (the “Series C Preferred Stock,”) and Series D convertible preferred stock (the “Series D Preferred Stock,” and together with the Series A Preferred Stock and Series C Preferred Stock, the “Preferred Stock”) in private placements exempt from the registration requirements of the Securities Act of 1933, as amended. In connection with these offerings, the Company incurs various offering costs. These offering costs include but are not limited to legal, accounting, printing, mailing and filing fees, and diligence expenses of broker-dealers. Offering costs for the common stock are recorded in the Company’s stockholders’ equity, while the offering costs for the Preferred Stock are included within Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively, on the Company’s consolidated balance sheets.
Distribution Reinvestment Plan
Pursuant to the Company's distribution reinvestment plan (“DRIP”) stockholders may elect to reinvest distributions by purchasing shares of common stock in lieu of receiving cash. No dealer manager fees or selling commissions are paid with respect to shares purchased pursuant to the DRIP. The purchase price for shares purchased through the DRIP is the lesser of (i) the Company’s most recent estimated per share net asset value (“NAV”), and (ii) the Company’s most recently disclosed GAAP book value per share. There is no market for our common stock. The board of directors may designate that certain cash or other distributions be excluded from the DRIP. The Company has the right to amend any aspect of the DRIP or terminate the DRIP with ten days’ notice to participants. Shares issued under the DRIP are recorded to equity in the consolidated balance sheets in the period distributions are declared.
Income Taxes
The Company has conducted its operations to qualify as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2013. As a REIT, if the Company meets certain organizational and operational requirements and distributes at least 90% of its “REIT taxable income” (determined before the deduction of dividends paid and excluding net capital gains) to its stockholders in a year, it will not be subject to U.S. federal income tax to the extent of the income that it distributes. However, even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on income in addition to U.S. federal income and excise taxes on its undistributed income. The Company, through its TRS, is indirectly subject to U.S. federal, state and local income taxes. The Company’s TRS is not consolidated for U.S. federal income tax purposes, but is instead taxed as

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
a C corporation. For financial reporting purposes, the TRS is consolidated and a provision for current and deferred taxes is established for the portion of earnings recognized by the Company with respect to its interest in its TRS. Total income tax provision/(benefit) for the three months ended June 30, 2021 and June 30, 2020 was $0.3 million and $(0.7) million, respectively. Total income tax provision/(benefit) for the six months ended June 30, 2021 and June 30, 2020 was $2.3 million and $(2.6) million, respectively.
The Company uses a more-likely-than-not threshold for recognition and derecognition of tax positions taken or to be taken in a tax return. The Company has assessed its tax positions for all open tax years beginning with December 31, 2017 and concluded that there were no uncertainties to be recognized. The Company’s accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as provision for income taxes.
The Company utilizes the TRS to reduce the impact of the prohibited transaction tax and to avoid penalty for the holding of assets not qualifying as real estate assets for purposes of the REIT asset tests. Any income associated with a TRS is fully taxable because the TRS is subject to federal and state income taxes as a domestic C corporation based upon its net income.
Derivatives and Hedging Activities
In the normal course of business, the Company is exposed to the effect of interest rate changes and may undertake a strategy to limit these risks through the use of derivatives. The Company uses derivatives primarily to economically hedge against interest rates, CMBS spreads and macro market risk in order to minimize volatility. The Company may use a variety of derivative instruments that are considered conventional, including but not limited to: Treasury note futures and credit derivatives on various indices including CMBX and CDX.
The Company recognizes all derivatives on the consolidated balance sheets at fair value. The Company does not designate derivatives as hedges to qualify for hedge accounting for financial reporting purposes and therefore any net payments under, or fluctuations in the fair value of these derivatives have been recognized currently in unrealized (gain)/loss on derivative instruments in the accompanying consolidated statements of operations. The Company records derivative asset and liability positions on a gross basis with any collateral posted with or received from counterparties recorded separately within Restricted cash on the Company’s consolidated balance sheets. Certain derivatives that the Company has entered into are subject to master netting agreements with its counterparties, allowing for netting of the same transaction, in the same currency, on the same date.
Per Share Data
The Company’s Preferred Stock is considered a participating security and the Company calculates basic earnings per share using the two-class method. The Company’s dilutive earnings per share calculation is computed using the more dilutive result of the treasury stock method, assuming the participating security is a potential common share, or the two-class method, assuming the participating security is not converted. The Company calculates basic earnings per share by dividing net income applicable to common stock for the period by the weighted-average number of shares of common stock outstanding for that period. Diluted earnings per share reflects the potential dilution that could occur from shares outstanding if potential shares of common stock with a dilutive effect have been issued in connection with the restricted stock plan or upon conversion of the outstanding shares of the Company’s Preferred Stock, except when doing so would be anti-dilutive.
Reportable Segments
The Company has determined that it has four reportable segments based on how the chief operating decision maker reviews and manages the business. The four reporting segments are as follows:
•
The real estate debt business which is focused on originating, acquiring and asset managing commercial real estate debt investments, including first mortgage loans, subordinate mortgages, mezzanine loans and participations in such loans.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
•
The real estate securities business which is focused on investing in and asset managing commercial real estate securities primarily consisting of CMBS and may include unsecured REIT debt, CDO notes and other securities.

•	The commercial conduit business in the Company's TRS, which is focused on originating and subsequently selling fixed-rate commercial real estate loans into the CMBS securitization market.
•	The real estate owned business represents real estate acquired by the Company through foreclosure, deed in lieu of foreclosure, or purchase.
See Note 15 - Segment Reporting for further information regarding the Company's segments.
Redeemable Convertible Preferred Stock
The Company’s outstanding Preferred Stock is classified outside of permanent equity in the consolidated balance sheets. Subject to certain conditions, the outstanding Preferred Stock is redeemable at the option of the holders of the Preferred Stock, outside of the control of the Company.
Series A Preferred Stock
The Series A Preferred Stock ranks senior to the Company’s common stock, par value $0.01 per share (“Common Stock”), and on parity with all other outstanding classes of preferred stock of the Company (including the Series C and Series D Preferred Stock) with respect to priority in dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company. The liquidation preference of each share of Series A Preferred Stock is the greater of (i) $5,000 plus accrued and unpaid dividends, and (ii) the amount that would be received upon a conversion of the Series A Preferred Stock into Common Stock.
Dividends are on the Series A Preferred Stock, which are typically declared and paid quarterly, accrue at a rate equal to the greater of (i) an annual amount equal to 4.0% of the liquidation preference per share (subject to a 1.0% increase in the event of the ratings for the Series A Preferred Stock decreases below a certain threshold) and (ii) the dividends that would have been paid had such share of Series A Preferred Stock been converted into a share of Common Stock on the first day of such quarter, subject to proration in the event the share of Series A Preferred Stock is not outstanding for the full quarter. Dividends are paid in arrears. Dividends will accumulate and be cumulative from the most recent date to which dividends had been paid.
Immediately prior to a “Liquidity Event,” each outstanding share of Series A Preferred Stock shall convert into 299.2 shares of Common Stock, subject to anti-dilution adjustments described in the Articles Supplementary (the “Conversion Rate”). A “Liquidity Event” is defined as (i) the listing of the Common Stock on a national securities exchange or quotation on an electronic inter-dealer quotation system; (ii) a merger or business combination involving the Company pursuant to which outstanding shares Common Stock are exchanged for securities of another company which are listed on a national securities exchange or quoted on an electronic inter-dealer quotation system; or (iii) any other transaction or series of transaction that results in all shares of Common Stock being transferred or exchange for cash or securities which are listed on a national securities exchange or quoted on an electronic inter-dealer quotation system.
If there has not been a Liquidity Event by June 25, 2024 (six years from the initial issuance of the Series A Preferred Stock), each holder of Series A Preferred Stock shall have the right to require the Company to redeem its Series A Preferred Stock for cash at the liquidation preference, or such holder may convert all, but not less than all, of the Series A Preferred Stock held by such holder into Common Stock at the Conversion Rate.
In the event of the sale of all or substantially all of the business or assets of the Company (by sale, merger, consolidation or otherwise) or the acquisition by any person of more than 50% of the total economic interests or voting power of all securities of the Company (a “Company Change of Control”), other than a Liquidity Event, each holder of Series A Preferred Stock will have the right, prior to consummation of such transaction, to convert its Series A Preferred Stock into Common Stock at the Conversion Rate. In addition, in the event of a change of control of the Advisor (as defined in the Articles Supplementary) or a Company Change of Control that is not a Liquidity

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Event and that is related to the removal of the Advisor, both the Company and the holder shall have the right, prior to consummation of the transaction, to require the redemption of the Series A Preferred Stock for the liquidation preference.
Holders of the Series A Preferred Stock (voting as a single class with holders of Common Stock and other classes of voting Preferred Stock) are entitled to vote on each matter submitted to a vote of the stockholders of the Company upon which the holders of Common Stock are entitled to vote. The number of votes applicable to a share of outstanding Series A Preferred Stock will be equal to the number of shares of Common Stock a share of Series A Preferred Stock could have been converted into as of the record date set for purposes of such stockholder vote (rounded down to the nearest whole number of shares of Common Stock). In addition, the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Preferred Stock is required to approve the issuance of any equity securities senior to the Series A Preferred Stock and to take certain actions materially adverse to the holders of the Series A Preferred Stock.
Series C Preferred Stock
The Series C Preferred Stock is on parity with the Series A Preferred Stock with respect to preference on liquidation and dividend rights. Except as set forth below, the terms of the Series C Preferred Stock are substantially the same as the terms of the Series A Preferred Stock:
•	The Series C Preferred Stock is not rated and its dividend rate is not impacted by changes in ratings.
•	The are no anti-dilution adjustments to the Conversion Price based on share issuances at below GAAP book value.
•
The Series C Preferred Stock will not immediately convert upon a Liquidation Event; the mandatory conversion will occur on the one-year anniversary of the Liquidity Event. The Company has the option to accelerate the mandatory conversion date to a date no earlier than six months after the Liquidity Event upon 10 days’ notice to the holders.

•	A Company Change of Control that is also a Liquidity Event will trigger the Change of Control redemption right.
•	The optional conversion and redemption provisions are effective on and after on October 18, 2025 (rather than June 25, 2024).
•
With respect to voting rights on issuance of any equity securities senior to the Series C Preferred Stock and certain other actions materially adverse to the holders of the Series C Preferred Stock, the Series C Preferred Stock holders will vote as a single class with other parity Preferred Stock (except the Series A Preferred Stock).

Series D Preferred Stock
The Series D Preferred Stock is on parity with the Series A Preferred Stock and Series C Preferred Stock with respect to preference on liquidation and dividend rights. The terms of the Series D Preferred Stock are substantially the same as the terms of the Series A Preferred Stock, except that the Series D Preferred Stock will not immediately convert upon a Liquidation Event; the mandatory conversion will occur on the one-year anniversary of the Liquidity Event. The holders have the option to accelerate the mandatory conversion date to a date no earlier than six months after the Liquidity Event.
The complete terms of the Company’s Preferred Stock are set forth in the Articles Supplementary applicable to each class, which have been filed as exhibits to the Company’s periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended.
Accounting Pronouncements Not Yet Adopted
On March 12, 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides temporary optional expedients and

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
exceptions to the US GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. The guidance is effective upon issuance and generally can be applied through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions through June 30, 2021, but will continue to evaluate the possible adoption of any such expedients or exceptions during the effective period as circumstances evolve.
Note 3 - Commercial Mortgage Loans
The following table is a summary of the Company's commercial mortgage loans, held for investment, carrying values by class (dollars in thousands):
	June 30, 2021	December 31, 2020
Senior loans	$3,102,366	$2,698,823
Mezzanine loans	23,937	15,911
Total gross carrying value of loans	3,126,303	2,714,734
Less: Allowance for credit losses(1)	17,192	20,886
Total commercial mortgage loans, held for investment, net	$3,109,111	$2,693,848
(1)	As of June 30, 2021 and December 31, 2020, there have been no specific reserves for loans in non-performing status.
As of June 30, 2021 and December 31, 2020, the Company's total commercial mortgage loan portfolio, excluding commercial mortgage loans accounted for under the fair value option, was comprised of 148 and 130 loans, respectively.
Allowance for Credit Losses
The following table presents the activity in the Company's allowance for credit losses, excluding the unfunded loan commitments, as of June 30, 2021 (dollars in thousands):
	Three Months Ended June 30, 2021
	MultiFamily	Retail	Office	Industrial	Mixed Use	Hospitality	Self- Storage	Manufactured Housing	Total
Beginning Balance	$4,884	$402	$1,201	$608	$385	$10,873	$140	$107	$18,600
Current Period:
Provision/(benefit) for credit losses	2,505	(299)	(173)	(409)	55	(3,158)	101	(30)	(1,408)
Write offs	—	—	—	—	—	—	—	—	—

Ending Balance	$7,389	$103	$1,028	$199	$440	$7,715	$241	$77	$17,192
	Six Months Ended June 30, 2021
	MultiFamily	Retail	Office	Industrial	Mixed Use	Hospitality	Self- Storage	Manufactured Housing	Total
Beginning Balance	$3,095	$404	$1,575	$3,795	$132	$11,646	$117	$122	$20,886
Current Period:
Provision/(benefit) for credit losses	4,583	(301)	(547)	(3,596)	308	(3,931)	124	(45)	(3,405)
Write offs	(289)	—	—	—	—	—	—	—	(289)
Ending Balance	$7,389	$103	$1,028	$199	$440	$7,715	$241	$77	$17,192

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
The Company recorded a decrease in its provision for credit losses during the three and six months ended June 30, 2021 of $1.4 million and $3.4 million, respectively. The primary driver for the improvement in the reserve balance is the positive economic outlook since the end of the prior year.
The following table presents the activity in the Company's allowance for credit losses, for the unfunded loan commitments, as of June 30, 2021 (dollars in thousands):
	Three Months Ended June 30, 2021
	MultiFamily	Retail	Office	Industrial	Mixed Use	Hospitality	Self- Storage	Manufactured Housing	Total
Beginning Balance	$153	$—	$38	$101	$12	$27	$—	$—	$331
Current Period:
Provision/(benefit) for credit losses	1(33)	—	(10)	(91)	(4)	38	—	—	(100)
Ending Balance	$120	$—	$28	$10	$8	$65	$—	$—	$231
	Six Months Ended June 30, 2021
	MultiFamily	Retail	Office	Industrial	Mixed Use	Hospitality	Self- Storage	Manufactured Housing	Total
Beginning Balance	$85	$—	$47	$418	$14	$101	$—	$—	$665
Current Period:
Provision/(benefit) for credit losses	35	—	(19)	(408)	(6)	(36)	—	—	(434)
Ending Balance	$120	$—	$28	$10	$8	$65	$—	$—	$231
The following tables represent the composition by loan type and region of the Company's commercial mortgage loans, held for investment portfolio (dollars in thousands):
	June 30, 2021		December 31, 2020
Loan Type	Par Value	Percentage	Par Value	Percentage
Multifamily	$1,610,299	51.4%	$1,202,694	44.2%
Office	527,294	16.8%	517,464	19.0%
Hospitality	472,152	15.1%	403,908	14.8%
Industrial	159,627	5.1%	243,404	8.9%
Mixed Use	132,200	4.2%	102,756	3.8%
Self-Storage	81,209	2.6%	86,424	3.2%
Retail	75,995	2.4%	78,550	2.9%
Manufactured Housing	60,332	1.9%	71,263	2.6%
Land	16,400	0.5%	16,400	0.6%
Total	$3,135,508	100.0%	$2,722,863	100.0%
	June 30, 2021		December 31, 2020
Loan Region	Par Value	Percentage	Par Value	Percentage
Southeast	$922,046	29.4%	$796,908	29.3%
Southwest	869,962	27.7%	515,392	18.9%
Far West	438,667	14.0%	415,173	15.2%
Mideast	437,686	14.0%	473,514	17.4%
Great Lakes	155,617	5.0%	199,203	7.3%
Plains	101,032	3.2%	116,143	4.3%
Various	93,076	3.0%	136,855	5.0%
New England	68,671	2.1%	69,675	2.6%
Rocky Mountain	48,751	1.6%	—	—%
Total	$3,135,508	100.0%	$2,722,863	100.0%

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
As of June 30, 2021 and December 31, 2020, the Company's total commercial mortgage loans, held for sale, measured at fair value were comprised of eleven and three loans, respectively. As of June 30, 2021 and December 31, 2020, the contractual principal outstanding of commercial mortgage loans, held for sale, measured at fair value was $75.9 million and $67.6 million, respectively. As of June 30, 2021 and December 31, 2020, none of the Company's commercial mortgage loans, held for sale, measured at fair value were in default or greater than ninety days past due.
The following tables represent the composition by loan type and region of the Company's commercial mortgage loans, held for sale, measured at fair value (dollars in thousands):
	June 30, 2021		December 31, 2020
Loan Type	Par Value	Percentage	Par Value	Percentage
Multifamily	$32,450	42.7%	$100	0.1%
Retail	18,035	23.8%	—	—%
Office	14,937	19.7%	—	—%
Hospitality	7,070	9.3%	—	—%
Industrial	3,435	4.5%	67,550	99.9%
Total	$75,927	100.0%	$67,650	100.0%
	June 30, 2021		December 31, 2020
Loan Region	Par Value	Percentage	Par Value	Percentage
Southeast	$32,677	43.0%	$—	—%
Far West	18,000	23.7%	58,500	86.5%
New England	11,000	14.5%	—	—%
Various	6,050	8.0%	—	—%
Southwest	4,750	6.3%	—	—%
Great Lakes	3,450	4.5%	9,150	13.5%
Total	$75,927	100.0%	$67,650	100.0%
Loan Credit Quality and Vintage
The following tables present the amortized cost of our commercial mortgage loans, held for investment as of June 30, 2021 and June 30, 2020, by loan type, the Company’s internal risk rating and year of origination. The risk ratings are updated as of June 30, 2021.
As of June 30, 2021
	2021	2020	2019	2018	2017	2016	Prior	Total
Multifamily:
Risk Rating:
1-2 internal grade	$632,063	$568,508	$200,293	$164,284	$ —	$ —	$3,487	$1,568,635
3-4 internal grade	—	—	—	37,025	—	—	—	37,025
Total Multifamily Loans	$632,063	$568,508	$200,293	$201,309	$—	$—	$3,487	$1,605,660

Retail:
Risk Rating:
1-2 internal grade	$—	$13,321	$20,195	$16,400	$—	$—	$—	$49,916
3-4 internal grade	—	—	12,880	29,439	—	—	—	42,319
Total Retail Loans	$—	$13,321	$33,075	$45,839	$—	$—	$—	$92,235

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
As of June 30, 2021
	2021	2020	2019	2018	2017	2016	Prior	Total

Office:
Risk Rating:
1-2 internal grade	$55,256	$252,165	$131,143	$37,338	$26,636	$—	$—	$502,538
3-4 internal grade	—	—	—	22,885	—	—	—	22,885
Total Office Loans	$55,256	$252,165	$131,143	$60,223	$26,636	$—	$—	$525,423
Industrial:
Risk Rating:
1-2 internal grade	$—	$81,452	$77,628	$—	$—	$—	$—	$159,080
3-4 internal grade	—	—	—	—	—	—	—	—
Total Industrial Loans	$—	$81,452	$77,628	$—	$—	$—	$—	$159,080

Mixed Use:
Risk Rating:
1-2 internal grade	$32,362	$30,285	$—	$69,235	$—	$—	$—	$131,882
3-4 internal grade	—	—	—	—	—	—	—	—
Total Mixed Use Loans	$32,362	$30,285	$—	$69,235	$—	$—	$—	$131,882

Hospitality:
Risk Rating:
1-2 internal grade	$119,364	$26,899	$10,558	$—	$—	$—	$—	$156,821
3-4 internal grade	—	—	161,159	62,230	90,698	—	—	314,087
Total Hospitality Loans	$119,364	$26,899	$171,717	$62,230	$90,698	$—	$—	$470,908

Self-Storage:
Risk Rating:
1-2 internal grade	$14,929	$41,343	$—	$24,714	$—	$—	$—	$80,986
3-4 internal grade	—	—	—	—	—	—	—	—
Total Self-Storage Loans	$14,929	$41,343	$—	$24,714	$—	$—	$—	$80,986

Manufactured Housing:
Risk Rating:
1-2 internal grade	$—	$25,926	$34,203	$—	$—	$—	$—	$60,129
3-4 internal grade	—	—	—	—	—	—	—	—
Total Manufactured Housing Loans	$—	$25,926	$34,203	$—	$—	$—	$—	$60,129
Total	$853,974	$1,039,899	$648,059	$463,550	$117,334	$—	$3,487	$3,126,303

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
December 31, 2020
	2020	2019	2018	2017	2016	2015	Prior	Total
Multifamily:
Risk Rating:
1-2 internal grade	$583,550	$ 349,588	$188,975	$—	$ —	$—	$3,488	$1,125,601
3-4 internal grade	—	—	35,887	37,812	—	—	—	73,699
Total Multifamily Loans	$583,550	$349,588	$224,862	$37,812	$—	$—	$3,488	$1,199,300

Retail:
Risk Rating:
1-2 internal grade	$13,277	$22,760	$16,400					$52,437
3-4 internal grade	—	12,872	29,425	—	—	—	—	42,297
Total Retail Loans	$13,277	$35,632	$45,825	$—	$—	$—	$—	$ 94,734
Office:
Risk Rating:
1-2 internal grade	$244,301	$160,709	$61,169	$40,846				$507,025
3-4 internal grade	—	—	—	8,392	—	—	—	8,392
Total Office Loans	$244,301	$160,709	$61,169	$49,238	$—	$—	$—	$515,417

Industrial:
Risk Rating:
1-2 internal grade	$119,193	$89,590				$33,655		$242,438
3-4 internal grade	—	—	—	—	—	—	—	—
Total Industrial Loans	$119,193	$89,590	$—	$—	$—	$33,655	$—	$242,438

Mixed Use:
Risk Rating:
1-2 internal grade	$30,246		$59,451	$12,839				$102,536
3-4 internal grade	—	—	—	—	—	—	—	—
Total Mixed Use Loans	$30,246	$—	$59,451	$12,839	$—	$—	$—	$102,536

Hospitality:
Risk Rating:
1-2 internal grade	$26,878	$10,547	$—	$—	$—	$—	$—	$37,425
3-4 internal grade	—	160,079	115,026	90,612	—	—	—	365,717
Total Hospitality Loans	$26,878	$170,626	$115,026	$90,612	$—	$—	$—	$403,142

Self-Storage:
Risk Rating:
1-2 internal grade	$41,305		$44,908					$86,213
3-4 internal grade	—	—	—	—	—	—	—	—
Total Self-Storage Loans	$41,305	$—	$44,908	$—	$—	$—	$—	$86,213

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
December 31, 2020
	2020	2019	2018	2017	2016	2015	Prior	Total
Manufactured Housing:
Risk Rating:
1-2 internal grade	$25,905	$45,049	$—	$—	$—	$—	$—	$70,954
3-4 internal grade	—	—	—	—	—	—	—	—
Total Manufactured Housing Loans	$25,905	$45,049	$—	$—	$—	$—	$—	$70,954
Total	$1,084,655	$851,194	$551,241	$190,501	$—	$33,655	$3,488	$2,714,734
Past Due Status
The following table presents an aging summary of the loans amortized cost basis at June 30, 2021 (dollars in thousands):
	Multifamily	Retail	Office	Industrial	Mixed Use	Hospitality	Self- Storage	Manufactured Housing	Total
Status:
Current	$1,605,660	$92,235	$525,423	$159,080	$131,882	$413,833	$68,238	$60,129	$3,056,480
1-29 days past due	—	—	—	—	—	—	12,748	—	12,748
30-59 days past due	—	—	—	—	—	—	—	—	—
60-89 days past due	—	—	—	—	—	—	—	—	—
90-119 days past due	—	—	—	—	—	—	—	—	—
120+ days past due(1)	—	—	—	—	—	57,075	—	—	57,075
Total	$1,605,660	$92,235	$525,423	$159,080	$131,882	$470,908	$80,986	$60,129	$3,126,303
(1)	For the three and six months ended June 30, 2021, there was no interest income recognized on this loan.
As of June 30, 2021 and December 31, 2020, the Company had one loan with a total cost basis of $57.1 million and two loans with a total cost basis of $94.9 million, respectively, on non-accrual status for which there was no related allowance for credit losses.
Credit Characteristics
As part of the Company's process for monitoring the credit quality of its commercial mortgage loans, excluding those held for sale, measured at fair value, it performs a quarterly loan portfolio assessment and assigns risk ratings to each of its loans. The loans are scored on a scale of 1 to 5 as follows:
Investment Rating	Summary Description
1	Investment exceeding fundamental performance expectations and/or capital gain expected. Trends and risk factors since time of investment are favorable.
2	Performing consistent with expectations and a full return of principal and interest expected. Trends and risk factors are neutral to favorable.
3	Performing investments requiring closer monitoring. Trends and risk factors show some deterioration.
4	Underperforming investment with the potential of some interest loss but still expecting a positive return on investment. Trends and risk factors are negative.
5	Underperforming investment with expected loss of interest and some principal.
All commercial mortgage loans, excluding loans classified as commercial mortgage loans, held for sale, measured at fair value within the consolidated balance sheets, are assigned an initial risk rating of 2.0. As of June 30, 2021 and December 31, 2020, the weighted average risk rating of the loans was 2.2.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
The following table represents the allocation by risk rating for the Company's commercial mortgage loans, held for investment (dollars in thousands):
June 30, 2021			December 31, 2020
Risk Rating	Number of Loans	Par Value	Risk Rating	Number of Loans	Par Value
1	—	$—	1	—	$—
2	125	2,718,840	2	104	2,232,045
3	22	359,593	3	22	384,040
4	1	57,075	4	4	106,778
5	—	—	5	—	—
	148	$3,135,508		130	$2,722,863
For the six months ended June 30, 2021 and year ended December 31, 2020, the activity in the Company's commercial mortgage loans, held for investment portfolio was as follows (dollars in thousands):
	Six Months Ended June 30,	Year Ended December 31,
	2021	2020
Balance at Beginning of Year	$2,693,848	$2,762,042
Cumulative-effect adjustment upon adoption of ASU 2016-13	—	(7,211)
Acquisitions and originations	921,104	1,287,720
Principal repayments	(470,936)	(1,223,490)
Discount accretion/premium amortization	2,852	6,146
Loans transferred from/(to) commercial real estate loans, held for sale	—	(76,979)
Net fees capitalized into carrying value of loans	(3,928)	(6,562)
(Provision)/benefit for credit losses	3,405	(13,181)
Charge-off from allowance	289	427
Transfer to real estate owned	(37,523)	(35,064)
Balance at End of Period	$3,109,111	$2,693,848
During the six months ended June 30, 2021, the Company wrote off a commercial mortgage loan, held for investment, with a carrying value of $37.8 million in exchange for the possession of a REO investment at a fair value of $37.5 million, comprised of $33.0 million of real property (land, building and improvements) and $4.5 million of personal property (furniture, fixture, and equipment) at the time of transfer. The transfer occurred when the Company took possession of the property by completing a foreclosure transaction in January 2021, resulting in a $0.3 million impairment loss at the time of transfer. Since the foreclosure was entered into due to the borrower experiencing financial difficulty and the recorded investment in the receivable was more than the fair value of the collateral collected, the transaction qualifies as a TDR. The Company accounted for the REO acquired during the six months ended June 30, 2021 as an asset acquisition. The Company subsequently sold this REO asset during the six months ended June 30, 2021 for a $0.8 million gain, presented net of direct selling costs associated with the disposition of the asset, included within Realized gain/loss on sale of real estate owned assets, held for sale in the Company's consolidated statements of operations.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Note 4 - Real Estate Securities
As of June 30, 2021 the Company did not hold any real estate securities, CMBS. The following is a summary of the Company's real estate securities, CMBS, as of December 31, 2020 (dollars in thousands):
December 31, 2020
Type	Interest Rate	Maturity	Par Value	Fair Value
CMBS 1	3.0%	5/15/2022	$13,250	$12,657
CMBS 2	2.2%	6/26/2025	10,800	10,335
CMBS 3	2.5%	2/15/2036	40,000	38,292
CMBS 4	1.9%	6/15/2037	8,000	7,892
CMBS 5	2.1%	9/15/2037	24,000	23,297
CMBS 6	2.3%	6/15/2034	12,000	11,580
CMBS 7	1.5%	12/15/2036	20,000	18,975
CMBS 8	1.8%	12/15/2036	25,000	23,268
CMBS 9	2.3%	3/15/2035	25,665	24,840
The Company classified its CMBS investments as available for sale and reported them at fair value in the consolidated balance sheets with changes in fair value recorded in accumulated other comprehensive income/(loss) as of December 31, 2020. The weighted average contractual maturity for CLO investments included within the CMBS portfolio as of December 31, 2020 was 14 years. The weighted average contractual maturity for single asset single borrower “SASB” investments as of December 31, 2020 was 14 years.
The following table shows the amortized cost, allowance for expected credit losses, unrealized gain/(loss) and fair value of the Company's CMBS investments by investment type as of December 31, 2020 (dollars in thousands):
	Amortized Cost	Credit Loss Allowance	Unrealized Gain	Unrealized Loss	Fair Value
December 31, 2020
CLOs	$123,444	$—	$—	$(4,888)	$118,556
SASB	55,948	—	—	(3,368)	52,580
Total	$179,392	$—	$—	$(8,256)	$171,136
As of December 31, 2020, the Company held 9 CMBS positions with an amortized cost basis of $179.4 million and an unrealized loss of $8.3 million, of which 7 positions had an unrealized loss for a period greater than twelve months. As of June 30, 2021 the Company did not hold any real estate securities, CMBS.
The following table provides information on the unrealized losses and fair value on the Company's real estate securities, CMBS, available for sale that were in an unrealized loss position, and for which an allowance for credit losses has not been recorded, in each case as of December 31, 2020 (amounts in thousands):
	Fair Value		Unrealized Loss
	Securities with an unrealized loss less than 12 months	Securities with an unrealized loss greater than 12 months	Securities with an unrealized loss less than 12 months	Securities with an unrealized loss greater than 12 months
December 31, 2020
CLOs	$63,131	$55,425	$(2,824)	$(2,065)
SASB	—	52,580	—	(3,367)
Total	$63,131	$108,005	$(2,824)	$(5,432)
As of June 30, 2021 the Company did not hold any real estate securities, CMBS. As of December 31, 2020, there were 7 securities with unrealized losses for a period greater than twelve months reflected in the table above. After evaluating the securities, the Company concluded that the unrealized losses reflected above were noncredit-related

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
and would be recovered from the securities’ estimated future cash flows. The Company considered a number of factors in reaching this conclusion, including that the Company did not intend to sell the securities, it was not considered more likely than not that we would be forced to sell the securities prior to recovering our amortized cost, the portfolio is made up of investment grade securities of recent originations and higher tranches, and that there were no material credit events that would have caused us to otherwise conclude that the Company would not recover our cost. The allowance for credit losses is calculated using a discounted cash flow approach and is measured as the difference between the original cash flows expected to be collected to the revised cash flows expected to be collected discounted using the effective interest rate, limited by the amount that the fair value is less than the amortized cost basis. Significant judgment is used in projecting cash flows. As a result, actual income and/or credit losses could be materially different from what is currently projected and/or reported.
The following table provides information on the amounts of gain/(loss) on the Company's real estate securities, CMBS, available for sale (dollars in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Unrealized gain/(loss) on available for sale securities	$—	$34,882	$1,665	$(32,725)
Reclassification of net (gain)/loss on available for sale securities included in net income/(loss)	214	5,437	6,591	5,437
Unrealized gain/(loss) on available for sale securities, net of reclassification adjustment	$214	$40,319	$8,256	$(27,288)
The amounts reclassified for net (gain)/loss on available for sale securities are included in the realized (gain)/loss on sale of real estate securities in the Company's consolidated statements of operations. The Company's unrealized gain/(loss) on available for sale securities is net of tax. Due to the Company's designation as a REIT, there was no tax impact on unrealized gain/(loss) on available for sale securities.
Note 5 - Real Estate Owned
The following table summarizes the Company's real estate owned asset as of June 30, 2021 (dollars in thousands):
Acquisition Date	Property Type	Primary Location(s)	Land	Building and Improvements	Furniture, Fixtures and Equipment	Accumulated Depreciation	Real Estate Owned, net
October 2019(1)(2)	Office	Jeffersonville, IN	$1,887	$21,989	$3,565	$(1,330)	$26,111
			$1,887	$21,989	$3,565	$(1,330)	$26,111
(1)	See Note 2 - Summary of Significant Accounting Policies.
(2)	Represents asset designated as held for sale within the Company's consolidated balance sheets.
The following table summarizes the Company's real estate owned asset as of December 31, 2020 (dollars in thousands):
Acquisition Date	Property Type	Primary Location(s)	Land	Building and Improvements	Furniture, Fixtures and Equipment	Accumulated Depreciation	Real Estate Owned, net
October 2019(1)	Office	Jeffersonville, IN	$1,887	$21,989	$3,565	$(931)	$26,510
			$1,887	$21,989	$3,565	$(931)	$26,510
(1)	See Note 2 - Summary of Significant Accounting Policies.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Depreciation expense for the three and six months ended June 30, 2021 totaled $0.2 million and $0.4 million, respectively. Depreciation expense for the three and six months ended June 30, 2020 totaled $0.3 million and $0.5 million, respectively.
Long-Lived Asset Classified as Held for Sale
As of June 30, 2021, the Company has designated one property included within the real estate owned business segment as held for sale. The property is located in Jeffersonville, IN and sale is probable to occur within one year.
Note 6 - Leases
Intangible Lease Asset
The following table summarizes the Company's intangible lease asset recognized in the consolidated balance sheets as of June 30, 2021 (dollars in thousands):
Acquisition Date	Property Type	Primary Location(s)	Intangible Lease Asset, Gross	Accumulated Amortization	Intangible Lease Asset, Net of Amortization
October 2019	Office	Jeffersonville, IN	$14,509	$(1,375)	$13,134
			$14,509	$(1,375)	$13,134
The following table summarizes the Company's intangible lease asset recognized in the consolidated balance sheets as of December 31, 2020 (dollars in thousands):
Acquisition Date	Property Type	Primary Location(s)	Intangible Lease Asset, Gross	Accumulated Amortization	Intangible Lease Asset, Net of Amortization
October 2019	Office	Jeffersonville, IN	$14,509	$(963)	$13,546
			$14,509	$(963)	$13,546
Rental Income
On October 15, 2019, the Company purchased an office building that was subject to an existing triple net lease. The minimum rental amount due under the lease is subject to annual increases of 1.5%. The initial term of the lease expires in 2037 and contains renewal options for four consecutive five-year terms. The remaining lease term is 15.8 years. Rental income for this operating lease for each of the three months ended June 30, 2021 and June 30, 2020 totaled $0.7 million. Rental income for this operating lease for each of the six months ended June 30, 2021 and June 30, 2020 totaled $1.4 million. Rental income is included in Revenue from real estate owned in the consolidated statements of operations.
The following table summarizes the Company's schedule of future minimum rents to be received under the lease (dollars in thousands):
Minimum Rents	June 30, 2021
2021 (July - December)	$1,292
2022	2,607
2023	2,646
2024	2,686
2025	2,726
2026 and beyond	34,168
Total minimum rent	$46,125

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Amortization Expense
Intangible lease assets are amortized using the straight-line method over the contractual life of the lease, of a period up to 20 years. The weighted average life of intangible assets as of June 30, 2021 is approximately 15.8 years. Amortization expense for each of the three months ended June 30, 2021 and June 30, 2020 totaled $0.2 million. Amortization expense for each of the six months ended June 30, 2021 and June 30, 2020 totaled $0.4 million.
The following table summarizes the Company's expected amortization for intangible assets over the next five years, assuming no further acquisitions or dispositions (dollars in thousands):
Amortization Expense	June 30, 2021
2021 (July - December)	$(413)
2022	(825)
2023	(825)
2024	(825)
2025	(825)
Note 7 - Debt
Repurchase Agreements - Commercial Mortgage Loans
The Company has entered into repurchase facilities with JPMorgan Chase Bank, National Association (the “JPM Repo Facility”), U.S Bank National Association (the “USB Repo Facility”), Barclays Bank PLC (the “Barclays Revolver Facility” and the “Barclays Repo Facility”), Wells Fargo Bank, National Association (the “WF Repo Facility”), and Credit Suisse AG (the “CS Repo Facility” and together with JPM Repo Facility, USB Repo Facility, WF Repo Facility, Barclays Revolver Facility, and Barclays Repo Facility, the “Repo Facilities”).
The Repo Facilities are financing sources through which the Company may pledge one or more mortgage loans to the financing entity in exchange for funds typically at an advance rate of between 65% to 80% of the principal amount of the mortgage loan being pledged.
The details of the Company's Repo Facilities at June 30, 2021 and December 31, 2020 are as follows (dollars in thousands):
As of June 30, 2021
Repurchase Facility	Committed Financing	Amount Outstanding	Interest Expense(1)	Ending Weighted Average Interest Rate	Maturity
JPM Repo Facility	$300,000	$125,284	$1,915	2.24%	10/6/2022
CS Repo Facility	200,000	93,374	1,771	2.58%	8/19/2021
WF Repo Facility(2)	175,000	—	670	N/A	11/21/2021
Barclays Revolver Facility(3)	100,000	—	68	N/A	9/20/2021
Barclays Repo Facility(4)	300,000	68,804	1,009	2.06%	3/15/2022
Total	$1,075,000	$287,462	$5,433
(1)	For the six months ended June 30, 2021. Includes amortization of deferred financing costs.
(2)	There are two more one-year extension options available at the Company's discretion.
(3)	There is one more one-year extension option available at the Company's discretion.
(4)	Includes one more one-year extension at the Company's option.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
As of December 31, 2020
Repurchase Facility	Committed Financing	Amount Outstanding	Interest Expense(1)	Ending Weighted Average Interest Rate	Maturity
JPM Repo Facility(2)	$300,000	$113,884	$5,020	2.54%	10/6/2022
USB Repo Facility(3)	100,000	5,775	599	2.40%	6/15/2021
CS Repo Facility(4)	200,000	106,971	3,539	2.84%	8/19/2021
WF Repo Facility(5)	175,000	27,150	1,041	2.50%	11/21/2021
Barclays Revolver Facility(6)	100,000	—	387	N/A	9/20/2021
Barclays Repo Facility(7)	300,000	22,560	1,046	2.51%	3/15/2022
Total	$1,175,000	$276,340	$11,632
(1)	For the year ended December 31, 2020. Includes amortization of deferred financing costs.
(2)	On October 6, 2020 the maturity date was amended to October 6, 2022.
(3)	On June 9, 2020, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to June 15, 2021.
(4)
On August 28, 2020, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to August 19, 2021. Additionally, in 2020 the committed financing amount was downsized from $300 million to $200 million.

(5)
On November 17, 2020, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to November 21, 2021. There are two more one-year extension options available at the Company's discretion.

(6)	There is one one-year extension option available at the Company's discretion.
(7)	Includes two one-year extensions at the Company's option.
The Company expects to use the advances from the Repo Facilities to finance the acquisition or origination of eligible loans, including first mortgage loans, subordinated mortgage loans, mezzanine loans and participation interests therein.
The Repo Facilities generally provide that in the event of a decrease in the value of the Company's collateral, the lenders can demand additional collateral. As of June 30, 2021 and December 31, 2020, the Company is in compliance with all debt covenants.
Other financing and loan participation - Commercial Mortgage Loans
On March 23, 2020, the Company transferred $15.2 million of its interest in a term loan to Sterling National Bank (“SNB”) via a participation agreement. Since inception, the Company's outstanding loan increased as a result of future fundings, leading to an increase in amount outstanding via the participation agreement. The Company incurred $0.2 million and $0.4 million of interest expense on the SNB term loan for the three and six months ended June 30, 2021. As of June 30, 2021 the outstanding participation balance was $37.1 million. The loan matures on February 9, 2023.
Mortgage Note Payable
On October 15, 2019, the Company obtained a commercial mortgage loan for $29.2 million related to the real estate owned portfolio. As of June 30, 2021 the loan accrued interest at an annual rate of 3.85% and matures on November 6, 2034. The Company incurred $0.3 million and $0.6 million of interest expense for the three and six months ended June 30, 2021.
Unsecured Debt
Pursuant to a lending and security agreement with Security Benefit Life Insurance Company (“SBL”), which was entered into in February 2020 and amended in March and August 2020, the Company may borrow up to $100.0 million at a rate of one-month LIBOR + 4.5%. The facility has a maturity of February 10, 2023 and is secured by a pledge of equity interests in certain of the Company’s subsidiaries. The Company incurred $0.4 million and $0.9 million of interest expense on the lending agreement with SBL for the three and six months ended June 30, 2021. As of June 30, 2021, there was no outstanding balance.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Repurchase Agreements - Real Estate Securities
The Company has entered into various Master Repurchase Agreements (the “MRAs”) that allow the Company to sell real estate securities while providing a fixed repurchase price for the same real estate securities in the future. The repurchase contracts on each security under an MRA generally mature in 30-90 days and terms are adjusted for current market rates as necessary.
Below is a summary of the Company's MRAs as of June 30, 2021 and December 31, 2020 (dollars in thousands):
				Weighted Average
Counterparty	Amount Outstanding	Interest Expense	Collateral Pledged(1)	Interest Rate	Days to Maturity
As of June 30, 2021
JP Morgan Securities LLC	$18,959	$149	$23,621	1.25%	6
Goldman Sachs International	—	37	—	N/A	N/A
Barclays Capital Inc.	27,551	375	35,676	1.34%	51
Citigroup Global Markets, Inc.	—	81	—	N/A	N/A
Total/Weighted Average	$46,510	$642	$59,297	1.30%	33

As of December 31, 2020
JP Morgan Securities LLC	$33,791	$1,668	$43,612	1.75%	31
Wells Fargo Securities, LLC	—	1,057	—	N/A	N/A
Goldman Sachs International	22,440	455	30,794	1.68%	16
Barclays Capital Inc.	76,809	2,102	97,244	1.71%	33
Credit Suisse AG	—	905	—	N/A	N/A
Citigroup Global Markets, Inc.	53,788	2,532	71,723	1.70%	29
Total/Weighted Average	$186,828	$8,719	$243,373	1.71%	33
(1)
Includes $59.3 million and $72.2 million of CLO notes, held by the Company, which are eliminated within the real estate securities, at fair value line in the consolidated balance sheets as of June 30, 2021 and December 31, 2020, respectively.

Collateralized Loan Obligations
As of June 30, 2021 and December 31, 2020 the notes issued by BSPRT 2018-FL3 Issuer, Ltd. and BSPRT 2018-FL3 Co-Issuer, LLC, wholly owned indirect subsidiaries of the Company, are collateralized by interests in a pool of 23 and 27 mortgage assets having a principal balance of $380.2 million and $417.9 million, respectively (the “2018-FL3 Mortgage Assets”). The sale of the 2018-FL3 Mortgage Assets to BSPRT 2018-FL3 Issuer, Ltd. is governed by a Mortgage Asset Purchase Agreement dated as of April 5, 2018, between the Company and BSPRT 2018-FL3 Issuer, Ltd.
As of June 30, 2021 and December 31, 2020 the notes issued by BSPRT 2018-FL4 Issuer, Ltd. and BSPRT 2018-FL4 Co-Issuer, LLC, each wholly owned indirect subsidiaries of the Company, are collateralized by interests in a pool of 46 and 59 mortgage assets having a principal balance of $671.0 million and $852.1 million, respectively (the “2018-FL4 Mortgage Assets”). The sale of the 2018-FL4 Mortgage Assets to BSPRT 2018-FL4 Issuer is governed by a Mortgage Asset Purchase Agreement dated as of October 12, 2018, between the Company and BSPRT 2018-FL4 Issuer.
As of June 30, 2021 and December 31, 2020, the notes issued by BSPRT 2019-FL5 Issuer, Ltd. and BSPRT 2019-FL5 Co-Issuer, LLC, each wholly owned indirect subsidiaries of the Company, are collateralized by interests

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
in a pool of 56 and 54 mortgage assets having a principal balance of $742.6 million and $799.8 million respectively (the “2019-FL5 Mortgage Assets”). The sale of the 2019-FL5 Mortgage Assets to BSPRT 2019-FL5 Issuer is governed by a Mortgage Asset Purchase Agreement dated as of May 30, 2019, between the Company and BSPRT 2019-FL5 Issuer.
On March 25, 2021, BSPRT 2021-FL6 Issuer, Ltd. (the “Issuer”) and BSPRT 2021-FL6 Co-Issuer, LLC (the “Co-Issuer”), both wholly owned indirect subsidiaries of the Company entered into an indenture with the OP, as advancing agent and U.S. Bank National Association, as note administrator and trustee, which governs the issuance of approximately $645.8 million principal balance secured floating rate notes (the “Notes”), of which $573.1 million were purchased by third party investors and $72.6 million were purchased by a wholly owned subsidiary of the OP. In addition, concurrently with the issuance of the Notes, the Issuer also issued 54,250 Preferred Shares, par value of $0.001 per share and with an aggregate liquidation preference and notional amount equal to $1,000 per share (the “Preferred Shares”), which were not offered as part of closing the indenture. For U.S. federal income tax purposes, the Issuer and Co-Issuer are disregarded entities.
As of June 30, 2021, the notes issued by BSPRT 2021-FL6 Issuer, Ltd. and BSPRT 2021-FL6 Co-Issuer, LLC, are collateralized by interests in a pool of 46 mortgage assets having a principal balance of $670.3 million (the “2021-FL6 Mortgage Assets”). The sale of the 2021-FL6 Mortgage Assets to BSPRT 2021-FL6 Issuer, Ltd. is governed by a Collateral Interest Purchase Agreement dated as of March 25, 2021, between the Company and BSPRT 2021-FL6 Issuer, Ltd.
The Company, through its wholly-owned subsidiaries, holds the preferred equity tranches of the above CLOs of approximately $311.2 million and $256.9 million as of June 30, 2021 and December 31, 2020, respectively. The following table represents the terms of the notes issued by 2018-FL3 Issuer, 2018-FL4 Issuer, 2019-FL5 Issuer and 2021-FL6 Issuer (the “CLOs), respectively, as of June 30, 2021 (dollars in thousands):
CLO Facility	Tranche	Par Value Issued	Par Value Outstanding(1)	Interest Rate	Maturity Date
2018-FL3 Issuer	Tranche A	$286,700	$56,128	1M LIBOR + 105	10/15/2034
2018-FL3 Issuer	Tranche A-S	77,775	77,775	1M LIBOR + 135	10/15/2034
2018-FL3 Issuer	Tranche B	41,175	41,175	1M LIBOR + 165	10/15/2034
2018-FL3 Issuer	Tranche C	39,650	39,650	1M LIBOR + 255	10/15/2034
2018-FL3 Issuer	Tranche D	42,700	42,700	1M LIBOR + 345	10/15/2034
2018-FL4 Issuer	Tranche A	416,827	247,640	1M LIBOR + 105	9/15/2035
2018-FL4 Issuer	Tranche A-S	73,813	73,813	1M LIBOR + 130	9/15/2035
2018-FL4 Issuer	Tranche B	56,446	56,446	1M LIBOR + 160	9/15/2035
2018-FL4 Issuer	Tranche C	68,385	68,385	1M LIBOR + 210	9/15/2035
2018-FL4 Issuer	Tranche D	57,531	57,531	1M LIBOR + 275	9/15/2035
2018-FL4 Issuer	Tranche E	28,223	28,223	1M LIBOR + 305	9/15/2035
2019-FL5 Issuer	Tranche A	407,025	407,025	1M LIBOR +115	5/15/2029
2019-FL5 Issuer	Tranche A-S	76,950	76,950	1M LIBOR + 148	5/15/2029
2019-FL5 Issuer	Tranche B	50,000	50,000	1M LIBOR + 140	5/15/2029
2019-FL5 Issuer	Tranche C	61,374	61,374	1M LIBOR + 200	5/15/2029
2019-FL5 Issuer	Tranche D	48,600	5,000	1M LIBOR + 240	5/15/2029
2019-FL5 Issuer	Tranche E	20,250	3,000	1M LIBOR + 285	5/15/2029
2021-FL6 Issuer	Tranche A	367,500	367,500	1M LIBOR +110	3/15/2036
2021-FL6 Issuer	Tranche A-S	86,625	86,625	1M LIBOR + 130	3/15/2036
2021-FL6 Issuer	Tranche B	33,250	33,250	1M LIBOR + 160	3/15/2036
2021-FL6 Issuer	Tranche C	41,125	41,125	1M LIBOR + 205	3/15/2036
2021-FL6 Issuer	Tranche D	44,625	44,625	1M LIBOR + 300	3/15/2036
2021-FL6 Issuer	Tranche E	11,375	11,375	1M LIBOR + 350	3/15/2036
		$2,437,924	$1,977,315
(1)	Excludes $300.1 million of CLO notes, held by the Company, which are eliminated within the collateralized loan obligation line in the consolidated balance sheets as of June 30, 2021.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
The following table represents the terms of the notes issued by 2018-FL3 Issuer, 2018-FL4 Issuer and 2019-FL5 Issuer, as of December 31, 2020 (dollars in thousands):
CLO Facility	Tranche	Par Value Issued	Par Value Outstanding(1)	Interest Rate	Maturity Date
2018-FL3 Issuer	Tranche A	$286,700	$161,745	1M LIBOR + 105	10/15/2034
2018-FL3 Issuer	Tranche A-S	77,775	77,775	1M LIBOR + 135	10/15/2034
2018-FL3 Issuer	Tranche B	41,175	41,175	1M LIBOR + 165	10/15/2034
2018-FL3 Issuer	Tranche C	39,650	39,650	1M LIBOR + 255	10/15/2034
2018-FL3 Issuer	Tranche D	42,700	42,700	1M LIBOR + 345	10/15/2034
2018-FL4 Issuer	Tranche A	416,827	416,659	1M LIBOR + 105	9/15/2035
2018-FL4 Issuer	Tranche A-S	73,813	73,813	1M LIBOR + 130	9/15/2035
2018-FL4 Issuer	Tranche B	56,446	56,446	1M LIBOR + 160	9/15/2035
2018-FL4 Issuer	Tranche C	68,385	68,385	1M LIBOR + 210	9/15/2035
2018-FL4 Issuer	Tranche D	57,531	57,531	1M LIBOR + 275	9/15/2035
2019-FL5 Issuer	Tranche A	407,025	407,025	1M LIBOR +115	5/15/2029
2019-FL5 Issuer	Tranche A-S	76,950	76,950	1M LIBOR + 148	5/15/2029
2019-FL5 Issuer	Tranche B	50,000	50,000	1M LIBOR + 140	5/15/2029
2019-FL5 Issuer	Tranche C	61,374	61,373	1M LIBOR + 200	5/15/2029
2019-FL5 Issuer	Tranche D	48,600	5,000	1M LIBOR + 240	5/15/2029
2019-FL5 Issuer	Tranche E	20,250	3,000	1M LIBOR + 285	5/15/2029
		$1,825,201	$1,639,227
(1)	Excludes $267.1 million of CLO notes, held by the Company, which are eliminated within the collateralized loan obligation line in the consolidated balance sheets as of December 31, 2020.
The below table reflects the total assets and liabilities of the Company's outstanding CLOs. The CLOs are considered VIEs and are consolidated into the Company's consolidated financial statements as of June 30, 2021 and December 31, 2020 as the Company is the primary beneficiary of the VIE. The Company is the primary beneficiary of the CLOs because (i) the Company has the power to direct the activities that most significantly affect the VIE’s economic performance and (ii) the right to receive benefits from the VIEs or the obligation to absorb losses of the VIEs that could be significant to the VIE. The VIE's are non-recourse to the Company.
Assets (dollars in thousands)	June 30, 2021	December 31, 2020
Cash(1)	$128,807	$99,025
Commercial mortgage loans, held for investment, net(2)	2,443,385	2,044,956
Accrued interest receivable	6,080	5,626
Total Assets	$2,578,272	$2,149,607

Liabilities
Notes payable(3)(4)	$2,260,235	$1,892,616
Accrued interest payable	1,334	1,240
Total Liabilities	$2,261,569	$1,893,856
(1)	Includes $128.3 million and $98.6 million of cash held by the servicer related to CLO loan payoffs as of June 30, 2021 and December 31, 2020, respectively.
(2)	The balance is presented net of allowance for credit losses of $13.6 million and $19.4 million as of June 30, 2021 and December 31, 2020, respectively.
(3)
Includes $300.1 million and $267.1 million of CLO notes, held by the Company, which are eliminated within the collateralized loan obligation line of the consolidated balance sheets as of June 30, 2021 and December 31, 2020, respectively.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
(4)	The balance is presented net of deferred financing cost and discount of $17.2 million and $13.7 million as of June 30, 2021 and December 31, 2020, respectively.
Note 8 - Earnings Per Share
The Company uses the two-class method in calculating basic and diluted earnings per share. Net income/(loss) is allocated between our common stock and other participating securities based on their participation rights. Diluted net income per share has been computed using the weighted average number of shares of common stock outstanding and other dilutive securities. The following table presents a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations and the calculation of basic and diluted earnings per share for the three and six months ended June 30, 2021 and June 30, 2020 (in thousands, except share and per share data):
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Numerator
Net income/(loss)	$30,010	$7,814	$60,156	$414
Less: Preferred stock dividends	3,725	3,455	7,236	7,970
Less: Undistributed earnings allocated to preferred stock	3,287	—	6,518	—
Net income/(loss) attributable to common stockholders (for basic and diluted earnings per share)	$22,998	$4,359	$46,402	$(7,556)

Denominator
Weighted-average common shares outstanding for basic earnings per share	44,262,934	44,376,437	44,276,480	44,319,531
Effect of dilutive shares:
Unvested restricted shares	16,005	12,943	15,947	—
Weighted-average common shares outstanding for diluted earnings per share	44,278,939	44,389,380	44,292,427	44,319,531

Basic earnings per share	$0.52	$0.10	$1.05	$(0.17)
Diluted earnings per share	$0.52	$0.10	$1.05	$(0.17)
Note 9 - Stock Transactions
As of June 30, 2021 and December 31, 2020, the Company had 44,284,833 and 44,510,051 shares of common stock outstanding, respectively, including shares issued pursuant to the Company's distribution reinvestment plan (the “DRIP”) and unvested restricted shares.
As of June 30, 2021 and December 31, 2020, the Company had 25,567 and 40,515 shares of Series A Preferred Stock outstanding, respectively and 1,400 shares of Series C Preferred Stock outstanding. Additionally, as of June 30, 2021 the Company had 17,950 shares of Series D Preferred Stock outstanding.
On March 15, 2021, the Company and SBL entered into an agreement pursuant to which SBL agreed to (i) exchange the 14,949 shares of the Series A Preferred Stock it held for an equal amount of Series D Preferred Stock and (ii) purchase from the Company an additional 3,000 newly issued shares of Series D Preferred Stock for $15.0 million (with the proceeds reduced by the accrued and unpaid dividends on the exchanged Series A Preferred Stock). The transaction settled on March 18, 2021.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
The following tables present the activity in the Company's Series A Preferred Stock for the period ended June 30, 2021 and June 30, 2020, respectively (dollars in thousands, except share amounts):
	Shares	Amount
Balance, December 31, 2020	40,515	$202,292
Exchanged for Series D Preferred Stock	(14,950)	(74,748)
Dividends paid in Preferred Stock	2	5
Offering costs	—	(14)
Amortization of offering costs	—	44
Ending Balance, June 30, 2021	25,567	$127,579
	Shares	Amount
Balance, December 31, 2019	40,500	$202,144
Issuance of Preferred Stock	14	70
Dividends paid in Preferred Stock	—	—
Offering costs	—	(9)
Amortization of offering costs	—	48
Ending Balance, June 30, 2020	40,514	$202,253
The following tables present the activity in the Company's Series C Preferred Stock for the period ended June 30, 2021 and June 30, 2020 (dollars in thousands, except share amounts):
	Shares	Amount
Balance, December 31, 2020	1,400	$6,962
Issuance of Preferred Stock	—	—
Dividends paid in Preferred Stock	—	—
Offering costs	—	—
Amortization of offering costs	—	4
Ending Balance, June 30, 2021	1,400	$6,966
	Shares	Amount
Balance, December 31, 2019	1,400	$6,966
Issuance of Preferred Stock	—	—
Dividends paid in Preferred Stock	—	—
Offering costs	—	(9)
Amortization of offering costs	—	3
Ending Balance, June 30, 2020	1,400	$6,960
The following table presents the activity in the Company's Series D Preferred Stock for the period ended June 30, 2021 (dollars in thousands, except share amounts):
	Shares	Amount
Balance, December 31, 2020	—	$—
Issuance of Preferred Stock	17,950	89,748
Dividends paid in Preferred Stock	—	—
Offering Costs	—	(83)
Amortization of offering costs	—	5
Ending Balance, June 30, 2021	17,950	$89,670
As of June 30, 2020 the Company did not have any Series D Preferred Stock outstanding.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Distributions
In order to maintain its election to qualify as a REIT, the Company must currently distribute, at a minimum, an amount equal to 90% of its taxable income, without regard to the deduction for distributions paid and excluding net capital gains. The Company must distribute 100% of its taxable income (including net capital gains) to avoid paying corporate U.S. federal income taxes. Distribution payments are dependent on the availability of funds. The Company's board of directors may reduce the amount of distributions paid or suspend distribution payments at any time, and therefore, distributions payments are not assured.
In April 2020, the Company’s board of directors unanimously approved a transition in the timing of the dividend payments to holders of the Company’s common stock from a monthly payment with daily accruals to a quarterly payment and accrual basis. The first quarterly dividend was the second quarter 2020 dividend payable in July 2020. Similarly, the Company began paying accrued and unpaid dividends on Preferred Stock on a quarterly basis.
The monthly distributions for the first quarter of 2020 were paid at a daily rate equivalent to $1.44 per annum, per share of common stock. Starting with the second quarter 2020 distribution, the 2020 quarterly distributions were paid at a quarterly rate of $0.275 per share of common stock (equivalent to $1.10 per annum). Distribution payments are dependent on the availability of funds. The board of directors may reduce the amount of distributions paid or suspend distribution payments at any time, and therefore, distribution payments are not assured. Dividends on the Company’s Preferred Stock, to the extent not declared by the board of directors quarterly, will accrue, and dividends may not be paid on the Company's common stock to the extent there are accrued and unpaid dividends on the Preferred Stock. The amount of dividends paid on the Company’s Preferred Stock are generally in an amount equal to the dividends a holder of Preferred Stock would have received if the Preferred Stock had been converted into common stock in accordance with its terms, except when the amount of common stock dividends are below the threshold stated in the terms of such Preferred Stock.
The Company distributed $24.4 million of common stock dividends during the six months ended June 30, 2021, comprised of $19.3 million in cash and $5.1 million in shares of common stock issued under the DRIP. On June 28, 2021, the Company temporarily suspended the DRIP and as a result, DRIP participants, along with all other holders of the Company’s equity securities, received their second quarter 2021 Company dividends (paid in July) in cash. The DRIP was also temporarily suspended for the March 2020 dividend due to COVID-19 related valuation volatility, but was reactivated for the second quarter 2020 dividend. The Company distributed $21.2 million of common stock dividends during the six months ended June 30, 2020, comprised of $17.7 million in cash and $3.5 million in shares of common stock issued under the DRIP.
As of June 30, 2021 and December 31, 2020, the Company had declared but unpaid common stock distributions of $12.2 million and $12.2 million, respectively. Additionally, as of June 30, 2021 and December 31, 2020, the Company had declared but unpaid Series A Preferred Stock distributions of $2.1 million and $3.3 million, respectively and $0.1 million and $0.1 million of Series C Preferred stock, respectively. Additionally, as of June 30, 2021 the Company had declared but unpaid common stock distributions of $1.7 million of Series D Preferred Stock. These amounts are included in Distributions payable on the Company’s consolidated balance sheets.
Share Repurchase Program
The Company's board of directors unanimously approved an amended and restated share repurchase program (the “SRP”), which became effective on February 28, 2016. The SRP enables stockholders to sell their shares to the Company. Subject to certain conditions, stockholders that purchased shares of the Company's common stock or received their shares from us (directly or indirectly) through one or more non-cash transactions and have held their shares for a period of at least one year may request that the Company repurchase their shares of common stock so long as the repurchase otherwise complies with the provisions of Maryland law. Repurchase requests made following the death or qualifying disability of a stockholder will not be subject to any minimum holding period.
The repurchase price per share for SRP repurchases is equal to the lesser of (i) the Company’s most recent estimated per-share NAV, as approved by the Company’s board of directors from time to time, and (ii) the Company’s book value per share, computed in accordance with GAAP, multiplied by a percentage equal to (i) 92.5%, if the

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
person seeking repurchase has held his or her shares for a period greater than one year and less than two years; (ii) 95%, if the person seeking repurchase has held his or her shares for a period greater than two years and less than three years; (iii) 97.5%, if the person seeking repurchase has held his or her shares for a period greater than three years and less than four years; or (iv) 100%, if the person seeking repurchase has held his or her shares for a period greater than four years or in the case of requests for death or disability. The Company’s estimated per-share NAV as of June 30, 2021, as determined by the board of directors, is $17.88. The Company’s GAAP book value per share as of June 30, 2021 is $18.77.
Repurchase requests related to death or a qualifying disability must satisfy certain conditions, each of which are assessed by and at the sole discretion of the Company, including the following conditions. In the case of death, the shareholder must be a natural person (or a revocable grantor trust) and the Company must receive a written notice from the estate of the shareholder, the recipient of the shares through bequest or inheritance, or the trustee in the case of a revocable grantor trust. In the case of a “qualifying disability”, the shareholder must be a natural person (or a revocable grantor trust) and the Company must receive a written notice from the shareholder, or the trustee in the case of a revocable grantor trust, that the condition was not pre-existing on the date the shares were acquired. In order for a disability to be considered a “qualifying disability”, the shareholder must receive and provide evidence (the shareholder application and the notice of final determination) of disability based upon a physical or mental condition or impairment made by a government agency responsible for reviewing and determining disability retirement benefits (e.g. the Social Security Administration).
Repurchases pursuant to the SRP, when requested, generally will be made semiannually (each six-month period ending June 30 or December 31, a “fiscal semester”). Repurchases for any fiscal semester will be limited to a maximum of 2.5% of the weighted average number of shares of common stock outstanding during the previous fiscal year, with a maximum for any fiscal year of 5.0% of the weighted average number of shares of common stock outstanding during the previous fiscal year. Funding for repurchases pursuant to the SRP for any given fiscal semester will be limited to proceeds received during that same fiscal semester through the issuance of common stock pursuant to any DRIP in effect from time to time, provided that the Company's board of directors has the power, in its sole discretion, to determine the amount of shares repurchased during any fiscal semester as well as the amount of funds to be used for that purpose. Any repurchase requests received during such fiscal semester will be paid at the price, computed as described above on the last day of such fiscal semester. Due to these limitations, the Company cannot guarantee that the Company will be able to accommodate all repurchase requests made during any fiscal semester or fiscal year. However, a stockholder may withdraw its request at any time or ask that the Company honors the request when funds are available. Pending repurchase requests will be honored on a pro rata basis. The Company will generally pay repurchase proceeds, less any applicable tax or other withholding required by law, by the 31st day following the end of the fiscal semester during which the repurchase request was made.
The following table reflects the number of shares repurchased under the SRP cumulatively through June 30, 2021:
	Number of Requests	Number of Shares Repurchased	Average Price per Share
Cumulative as of December 31, 2020	8,094	4,121,735	$19.88
January 1 - January 31, 2021(1)	1,355	525,580	17.53
February 1 - February 28, 2021	—	—	N/A
March 1 - March 31, 2021(1)	—	—	N/A
April 1 - April 30, 2021	—	—	N/A
May 1 - May 31, 2021(1)	—	—	N/A
June 1 - June 30, 2021	—	—	N/A
Cumulative as of June 30, 2021	9,449	4,647,315	$19.61
(1)
Reflects shares repurchased pursuant to repurchase requests submitted for the second semester of 2020, including 15,772 and 3,784 shares which for administrative reasons were processed in March 2021 and May 2021, respectively. Pursuant to the terms of the SRP, the Company is only authorized to repurchase up to the amount of proceeds reinvested through our DRIP during the applicable semester. As a result, redemption requests in the amount of 1,881,556 shares were not fulfilled for the second semester of 2020.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Note 10 - Commitments and Contingencies
Unfunded Commitments Under Commercial Mortgage Loans
As of June 30, 2021 and December 31, 2020, the Company had the below unfunded commitments to the Company's borrowers (dollars in thousands):
Funding Expiration	June 30, 2021	December 31, 2020
2021	$33,413	$59,692
2022	61,214	91,420
2023	75,420	69,880
2024	196,518	7,700
2025 and beyond	23,778	—
	$390,343	$228,692
The borrowers are required to meet or maintain certain metrics in order to qualify for the unfunded commitment amounts.
Litigation and Regulatory Matters
The Company is not presently involved in any material litigation arising outside the ordinary course of business. However, the Company is involved in routine litigation arising in the ordinary course of business, none of which the Company believes, individually or in the aggregate, will have a material impact on the Company’s financial condition, operating results or cash flows.
Note 11 - Related Party Transactions and Arrangements
Advisory Agreement Fees and Reimbursements
Pursuant to the Advisory Agreement, the Company is required to make the following payments and reimbursements to the Advisor:
•	The Company reimburses the Advisor’s costs of providing services pursuant to the Advisory Agreement, except the salaries and benefits paid by the Advisor to the Company’s executive officers.
•	The Company pays the Advisor, or its affiliates, a monthly asset management fee equal to one-twelfth of 1.5% of stockholders' equity as calculated pursuant to the Advisory Agreement.
•
The Company will pay the Advisor an annual subordinated performance fee calculated on the basis of total return to stockholders, payable monthly in arrears, such that for any year in which total return on stockholders’ capital exceeds 6.0% per annum, our Advisor will be entitled to 15.0% of the excess total return; provided that in no event will the annual subordinated performance fee payable to our Advisor exceed 10.0% of the aggregate total return for such year.

•
The Company reimburses the Advisor for insourced expenses incurred by the Advisor on the Company‘s behalf related to selecting, evaluating, originating and acquiring investments in an amount up to 0.5% of the principal amount funded by the Company to originate or acquire commercial mortgage loans and up to 0.5% of the anticipated net equity funded by the Company to acquire real estate securities investments.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
The table below shows the costs incurred due to arrangements with our Advisor and its affiliates during the three and six months ended June 30, 2021 and 2020 and the associated payable as of June 30, 2021 and December 31, 2020 (dollars in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,		Payable as of
	2021	2020	2021	2020	June 30, 2021	December 31, 2020
Acquisition expenses(1)	$169	$175	$322	$317	$—	$—
Administrative services expenses	3,078	2,940	6,552	7,052	3,078	2,940
Asset management and subordinated performance fee	6,001	3,738	11,417	7,650	8,657	4,773
Other related party expenses(2)(3)	7	89	36	670	956	1,812
Total related party fees and reimbursements	$9,255	$6,942	$18,327	$15,689	$12,691	$9,525
(1)
Total acquisition expenses paid during the three and six months ended June 30, 2021 were $2.0 million and $4.6 million respectively, of which $1.8 million and $4.3 million were capitalized within the commercial mortgage loans, held for investment and real estate securities, available for sale, measured at fair value lines of the consolidated balance sheets. Total acquisition expenses paid during the three and six months ended June 30, 2020 were $0.6 million and $2.8 million respectively, of which $0.4 million and $2.5 million were capitalized within the commercial mortgage loans, held for investment and real estate securities, available for sale, measured at fair value lines of the consolidated balance sheets.

(2)	These are related to reimbursable costs incurred related to the increase in loan origination activities and are included in Other expenses in the Company's consolidated statements of operations.
(3)	As of June 30, 2021 and December 31, 2020 the related party payables include $1.0 million and $1.8 million of payments made by the Advisor to third party vendors on behalf of the Company.
The payables as of June 30, 2021 and December 31, 2020 in the table above are included in Due to affiliates on the Company's consolidated balance sheets.
Other Transactions
Pursuant to a lending and security agreement with SBL, which was entered into in February 2020 and amended in March and August 2020, the Company may borrow up to $100.0 million at a rate of one-month LIBOR + 4.5%. The facility has a maturity of February 10, 2023 and is secured by a pledge of equity interests in certain of the Company’s subsidiaries. The Company incurred $0.4 million and $0.9 million in interest expense on the lending agreement with SBL for the three and six months ended June 30, 2021, respectively. As of June 30, 2021 there was no outstanding balance under the lending agreement.
SBL also holds 17,950 shares of the Company's outstanding shares of Series D Preferred Stock of which, 14,950 shares were acquired in exchange for an equivalent number of shares of Series A Preferred Stock in March 2021. SBL also acquired an additional 3,000 shares of Series D Preferred Stock at the liquidation preference of $15.0 million (net of accrued and unpaid dividends on the exchanged Series A Preferred Stock) in such transaction.
Note 12 - Fair Value of Financial Instruments
GAAP establishes a hierarchy of valuation techniques based on the observability of inputs used in measuring financial instruments at fair values. GAAP establishes market-based or observable inputs as the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy are described below:
•	Level I - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
•
Level II - Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

•
Level III - Unobservable inputs that reflect the entity's own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the above hierarchy requires significant judgment and factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter.
The Company has implemented valuation control processes to validate the fair value of the Company's financial instruments measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and the assumptions are reasonable.
Financial Instruments Measured at Fair Value on a Recurring Basis
CMBS, recorded in real estate securities, available for sale, measured at fair value on the consolidated balance sheets are valued utilizing both observable and unobservable market inputs. These factors include projected future cash flows, ratings, subordination levels, vintage, remaining lives, credit issues, and recent trades of similar real estate securities. Depending upon the significance of the fair value inputs used in determining these fair values, these real estate securities are classified in either Level II or Level III of the fair value hierarchy. The Company obtains third party pricing for determining the fair value of each CMBS investments, resulting in a Level II classification.
Commercial mortgage loans, held for sale, measured at fair value in the Company's TRS are initially recorded at transaction proceeds, which are considered to be the best initial estimate of fair value. The Company engaged the services of a third party independent valuation firm to determine fair value of certain investments held by the Company. Fair value is determined using a discounted cash flow model that primarily considers changes in interest rates and credit spreads, weighted average life and current performance of the underlying collateral. Commercial mortgage loans, held for sale, measured at fair value that are originated in the last month of the reporting period are held and marked to the transaction proceeds. The Company classified the commercial mortgage loans, held for sale, measured at fair value as Level III.
Other real estate investments, measured at fair value on the consolidated balance sheets are valued using unobservable inputs. The Company engaged the services of a third party independent valuation firm to determine fair value of certain investments, including preferred equity investments, held by the Company. Fair value is determined using a discounted cash flow model that primarily considers changes in interest rates and credit spreads, weighted average life and current performance of the underlying collateral. The Company classified the other real estate investments, measured at fair value as Level III.
The fair value for Treasury note futures is derived using market prices. Treasury note futures trade on the Chicago Mercantile Exchange (“CME”). The instruments are a variety of recently issued 10-year U.S. Treasury notes. The future contracts are liquid and are centrally cleared through the CME. Treasury note futures are generally categorized in Level I of the fair value hierarchy.
The fair value for credit default swaps and interest rate swaps contracts are derived using pricing models that are widely accepted by marketplace participants. Credit default swaps and interest rate swaps are traded in the OTC market. The pricing models take into account multiple inputs including specific contract terms, interest rate yield curves, interest rates, credit curves, recovery rates, and/or current credit spreads obtained from swap counterparties and other market participants. Most inputs into the models are not subjective as they are observable in the

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
marketplace or set per the contract. Valuation is primarily determined by the difference between the contract spread and the current market spread. The contract spread (or rate) is generally fixed and the market spread is determined by the credit risk of the underlying debt or reference entity. If the underlying indices are liquid and the OTC market for the current spread is active, credit default swaps and interest rate swaps are categorized in Level II of the fair value hierarchy. If the underlying indices are illiquid and the OTC market for the current spread is not active, credit default swaps are categorized in Level III of the fair value hierarchy. The credit default swaps and interest rate swaps are generally categorized in Level II of the fair value hierarchy.
A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets or liabilities. The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the beginning of the reporting period. There were no material transfers between levels within the fair value hierarchy for the period ended June 30, 2021 and December 31, 2020.
The following table presents the Company's financial instruments carried at fair value on a recurring basis in the consolidated balance sheets by its level in the fair value hierarchy as of June 30, 2021 and December 31, 2020 (dollars in thousands):
	Total	Level I	Level II	Level III
June 30, 2021
Assets, at fair value
Commercial mortgage loans, held for sale, measured at fair value	$77,031	$—	$—	$77,031
Other real estate investments, measured at fair value	2,547	—	—	2,547
Interest rate swaps	5	—	5	—
Total assets, at fair value	$79,583	$—	$5	$79,578

Liabilities, at fair value
Credit default swaps	$964	$—	$964	$—
Interest rate swaps	1,286	—	1,286	—
Treasury note futures	35	35	—
Total liabilities, at fair value	$2,285	$35	$2,250	$—

December 31, 2020
Assets, at fair value
Real estate securities, available for sale, measured at fair value	$171,136	$—	$171,136	$—
Commercial mortgage loans, held for sale, measured at fair value	67,649	—	—	67,649
Other real estate investments, measured at fair value	2,522	—	—	2,522
Interest rate swaps	25	—	25	—
Total assets, at fair value	$241,332	$—	$171,161	$70,171

Liabilities, at fair value
Credit default swaps	$297	$—	$297	$—
Treasury note futures	106	106	—	—
Total liabilities, at fair value	$403	$106	$297	$—
Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level III category. As a result, the unrealized gains and losses for assets and liabilities within

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
the Level III category may include changes in fair value that were attributable to both observable and unobservable inputs. The following table summarizes the valuation method and significant unobservable inputs used for the Company’s financial instruments that are categorized within Level III of the fair value hierarchy as of June 30, 2021 and December 31, 2020 (dollars in thousands):
Asset Category	Fair Value	Valuation Methodologies	Unobservable Inputs(1)	Weighted Average(2)	Range
June 30, 2021
Commercial mortgage loans, held for sale, measured at fair value	$77,031	Discounted Cash Flow	Yield	4.0%	3.2% - 17.6%
Other real estate investments, measured at fair value	2,547	Discounted Cash Flow	Yield	12.8%	11.7% - 13.7%

December 31, 2020
Commercial mortgage loans, held for sale, measured at fair value	$67,649	Discounted Cash Flow	Yield	16.6%	15.6% - 17.6%
Other real estate investments, measured at fair value	2,522	Discounted Cash Flow	Yield	13.2%	12.2% - 14.2%
(1)
In determining certain inputs, the Company evaluates a variety of factors including economic conditions, industry and market developments, market valuations of comparable companies and company specific developments including exit strategies and realization opportunities. The Company has determined that market participants would take these inputs into account when valuing the investments.

(2)	Inputs were weighted based on the fair value of the investments included in the range.
Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.
The following table presents additional information about the Company’s financial instruments which are measured at fair value on a recurring basis as of June 30, 2021 and December 31, 2020 for which the Company has used Level III inputs to determine fair value (dollars in thousands):
	June 30, 2021
	Commercial Mortgage Loans, held for sale, measured at fair value	Other Real Estate Investments, measured at fair value
Beginning balance, January 1, 2021	$67,649	$2,522
Transfers into Level III(2)	—	—
Total realized and unrealized gain/(loss) included in earnings:
Realized gain/(loss) on sale of commercial mortgage loan, held for sale	13,150	—
Unrealized gain/(loss) on commercial mortgage loans, held for sale and other real estate investments	1,104	26
Net accretion	—	(1)
Purchases	252,145	—
Sales / paydowns	(257,017)	—
Transfers out of Level III(2)	—	—
Ending Balance, June 30, 2021	$77,031	$2,547

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
	December 31, 2020
	Commercial Mortgage Loans, held for sale, measured at fair value	Other Real Estate Investments, measured at fair value
Beginning balance, January 1, 2020	$112,562	$2,557
Transfers into Level III(2)	23,625	—
Total realized and unrealized gain/(loss) included in earnings:
Realized gain/(loss) on sale of commercial mortgage loan, held for sale	15,931	—
Unrealized gain/(loss) on commercial mortgage loans, held for sale and other real estate investments	(75)	(32)
Net accretion	—	(3)
Purchases(1)	267,552	—
Sales / paydowns(1)	(328,321)	—

Transfers out of Level III(2)	(23,625)	—
Ending Balance, December 31, 2020	$67,649	$2,522
(1)
Excluded from Purchases and Sales/paydowns are $679.1 million and $682.0 million, respectively, of loans that collateralize a CMBS investment required to be consolidated in connection with the Company's retention of the B tranche during the year ended December 31, 2020. Upon disposition of the B tranche during the year ended December 31, 2020, the Company recognized a gain of $2.8 million that is recorded in Realized gain/loss on sale of real estate securities on the consolidated statements of operations.

(2)
Transfers in and transfers out include transfers between Commercial mortgage loans, held for sale and Commercial mortgage loans, held	for investment.
The fair value of cash and cash equivalents and restricted cash are measured using observable quoted market prices, or Level I inputs and their carrying value approximates their fair value. The fair value of borrowings under repurchase agreements approximate their carrying value on the consolidated balance sheets due to their short-term nature, and are measured using Level II inputs.
Financial Instruments Not Measured at Fair Value
The fair values of the Company's commercial mortgage loans, held for investment and collateralized loan obligations, which are not reported at fair value on the consolidated balance sheets are reported below as of June 30, 2021 and December 31, 2020 (dollars in thousands):
		Level	Carrying Amount(1)	Fair Value
June 30, 2021
Commercial mortgage loans, held for investment(1)	Asset	III	$3,126,303	$3,150,424
Collateralized loan obligations	Liability	III	1,960,090	1,981,299
Mortgage note payable	Liability	III	29,167	29,167
Other financing and loan participation - commercial mortgage loans	Liability	III	37,105	37,105
December 31, 2020
Commercial mortgage loans, held for investment(1)	Asset	III	$2,714,734	$2,724,039
Collateralized loan obligation	Liability	III	1,625,498	1,606,478
Mortgage note payable	Liability	III	29,167	29,167
Other financing and loan participation - commercial mortgage loans	Liability	III	31,379	31,379
(1)	The carrying value is gross of $17.2 million and $20.9 million of allowance for credit losses as of June 30, 2021 and December 31, 2020, respectively.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
The fair value of the commercial mortgage loans, held for investment is estimated using a discounted cash flow analysis, based on the Advisor's experience with similar types of investments. The Company estimates the fair value of the collateralized loan obligations using external broker quotes. The fair value of the other financing and loan participation-commercial mortgage loans is generally estimated using a discounted cash flow analysis. At June 30, 2021, the Mortgage note payable was initially recorded at transaction proceeds, which are considered to be the best initial estimate of fair value.
Note 13 - Derivative Instruments
The Company uses derivative instruments primarily to manage the fair value variability of fixed rate assets caused by interest rate fluctuations and overall portfolio market risk.
As of June 30, 2021, the net premiums received on derivative instrument assets were $4.2 million.
The following derivative instruments were outstanding as of June 30, 2021 and December 31, 2020 (dollars in thousands):
		Fair Value
Contract type	Notional	Assets	Liabilities
June 30, 2021
Credit default swaps	$76,000	$—	$964
Interest rate swaps	68,895	5	1,286
Treasury note futures	9,000	—	35
Total	$153,895	$5	$2,285

December 31, 2020
Credit default swaps	$46,000	$—	$297
Interest rate swaps	32,517	25	—
Treasury note futures	43,500	—	106
Total	$122,017	$25	$403
The following table indicates the net realized and unrealized gains and losses on derivatives, by primary underlying risk exposure, as included in loss on derivative instruments in the consolidated statements of operations for the three and six months ended June 30, 2021 and June 30, 2020:
	Three Months Ended June 30, 2021		Six Months Ended June 30, 2021
Contract type	Unrealized (Gain)/Loss	Realized (Gain)/Loss	Unrealized (Gain)/Loss	Realized (Gain)/Loss
Credit default swaps	$(15)	$188	$(178)	$643
Interest rate swaps	2,169	(357)	1,304	(1,278)
Treasury note futures	1,009	(112)	(72)	(1,624)
Total	$3,163	$(281)	$1,054	$(2,259)
	Three Months Ended June 30, 2020		Six Months Ended June 30, 2020
Contract type	Unrealized (Gain)/Loss	Realized (Gain)/Loss	Unrealized (Gain)/Loss	Realized (Gain)/Loss
Credit default swaps	$1,217	$—	$(534)	$62
Interest rate swaps	394	—	4,734	2,947
Treasury note futures	(1,512)	1,659	735	5,284
Options	—	—	—	35
Total	$99	$1,659	$4,935	$8,328

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
Note 14 - Offsetting Assets and Liabilities
The Company's consolidated balance sheets used a gross presentation of repurchase agreements and collateral pledged. The table below provides a gross presentation, the effects of offsetting and a net presentation of the Company's derivative instruments and repurchase agreements within the scope of ASC 210-20, Balance Sheet—Offsetting, as of June 30, 2021 and December 31, 2020 (dollars in thousands):
				Gross Amounts Not Offset on the Balance Sheet
Assets	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Balance Sheet	Net Amount of Assets Presented on the Balance Sheet	Financial Instruments	Cash Collateral(1)	Net Amount
June 30, 2021
Derivative instruments, at fair value	$5	$—	$5	$—	$—	$5
December 31, 2020
Derivative instruments, at fair value	$25	$—	$25	$—	$—	$25
				Gross Amounts Not Offset on the Balance Sheet
Liabilities	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Balance Sheet	Net Amount of Liabilities Presented on the Balance Sheet	Financial Instruments	Cash Collateral(1)	Net Amount
June 30, 2021
Repurchase agreements - commercial mortgage loans	$287,462	$—	$287,462	$494,472	$5,015	$—
Repurchase agreements - real estate securities	46,510	—	46,510	59,297	—	—
Derivative instruments, at fair value	2,285	—	2,285	—	8,679	—
December 31, 2020
Repurchase agreements - commercial mortgage loans	$276,340	$—	$276,340	$496,030	$5,016	$—
Repurchase agreements - real estate securities	186,828	—	186,828	245,956	1,146	—
Derivative instruments, at fair value	403	—	403	—	3,435	—
(1)	These cash collateral amounts are recorded within the Restricted cash balance on the consolidated balance sheets.
Note 15 - Segment Reporting
The Company conducts its business through the following reporting segments:
•
The real estate debt business focuses on originating, acquiring and asset managing commercial real estate debt investments, including first mortgage loans, subordinate mortgages, mezzanine loans and participations in such loans.

•
The real estate securities business focuses on investing in and asset managing commercial real estate securities primarily consisting of CMBS and may include unsecured REIT debt, CDO notes and other securities.

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
•
The commercial real estate conduit business operated through the Company's TRS, which is focused on generating risk-adjusted returns by originating and subsequently selling fixed-rate commercial real estate loans into the CMBS securitization market at a profit.

•	The real estate owned business represents real estate acquired by the Company through foreclosure, deed in lieu of foreclosure, or purchase.
The following table represents the Company's operations by segment for the three and six months ended June 30, 2021 and June 30, 2020 (dollars in thousands):
Three Months Ended June 30, 2021	Total	Real Estate Debt and Other Real Estate Investments	Real Estate Securities	TRS	Real Estate Owned
Interest income	$48,985	$48,023	$36	$926	$—
Revenue from Real Estate Owned	716	—	—	—	716
Interest expense	12,637	11,722	279	248	388
Net income	30,010	27,066	(1)	1,911	1,034
Total assets as of June 30, 2021	3,455,683	3,275,871	407	138,841	40,564
Three Months Ended June 30, 2020
Interest income	$43,241	$39,971	$2,579	$691	$—
Revenue from Real Estate Owned	828	—	—	—	828
Interest expense	15,135	11,833	2,470	548	284
Net income	7,814	16,298	(5,200)	(2,146)	(1,138)
Total assets as of December 31, 2020	3,189,761	2,866,790	175,088	105,364	42,519
Six Months Ended June 30, 2021	Total	Real Estate Debt and Other Real Estate Investments	Real Estate Securities	TRS	Real Estate Owned
Interest income	$91,222	$88,780	$460	$1,982	$—
Revenue from Real Estate Owned	1,432	—	—	—	1,432
Interest expense	24,006	22,297	460	580	669
Net income	60,156	50,097	(455)	9,450	1,064
Total assets as of June 30, 2021	3,455,683	3,275,871	407	138,841	40,564
Six Months Ended June 30, 2020
Interest income	$91,095	$83,340	$5,874	$1,881	$—
Revenue from Real Estate Owned	2,457	—	—	—	2,457
Interest expense	39,627	33,541	4,277	1,241	568
Net income	414	15,115	(4,150)	(8,128)	(2,423)
Total assets as of December 31, 2020	3,189,761	2,866,790	175,088	105,364	42,519
For the purposes of the table above, any expenses not associated with a specific segment have been allocated to the business segments using a percentage derived by using the sum of commercial mortgage loans originated during the year as the denominator and commercial mortgage loans, held for investment, net of allowance and commercial mortgage loans, held for sale, measured at fair value as numerator.
Note 16 - Subsequent Events
The Company has evaluated subsequent events through the filing of this Quarterly Report on Form 10-Q.
Pending Merger with Capstead Mortgage Corporation
As disclosed in the Company's Current Report on Form 8-K filed with the SEC on July 26, 2021, the Company, Rodeo Sub I, LLC, a wholly-owned subsidiary of the Company (“Merger Sub”), Capstead Mortgage Corporation

BENEFIT STREET PARTNERS REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(Unaudited)
(“Capstead”) and the Advisor entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) on July 25, 2021. Under the terms and subject to the conditions set forth in the Merger Agreement, Capstead will merge with and into Merger Sub, with Merger Sub remaining as a wholly-owned subsidiary of the Company (such transaction, the “Merger”).
Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock of Capstead will be converted into the right to receive:
•
from the Company, (A) a number of shares of the Company’s common stock equal to the quotient (rounded to the nearest one ten-thousandth) determined by dividing (i) Capstead’s adjusted book value per share by (ii) the Company’s adjusted book value per share (the “Per Share Stock Consideration”), and (B) a cash amount equal to the product of (rounding to the nearest cent) (x) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (y) 22.5%, without any interest thereon (the “Per Share Cash Consideration” and together with the Per Share Stock Consideration, the “Per Common Share BSPRT Consideration”); and

•
from the Advisor, a cash amount equal to the product of (rounding to the nearest cent) (A) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (B) 77.5%, without any interest thereon (the “Advisor Cash Consideration” and together with the Per Common Share BSPRT Consideration, the “Total Per Common Share Consideration”).

Capstead’s outstanding equity awards under its equity compensation plans will also be converted into the right to receive the Total Per Common Share Consideration. In addition, each outstanding share of Capstead’s 7.50% Series E Cumulative Redeemable Preferred Stock, $0.10 par value per share, will be converted into the right to receive one newly-issued 7.50% Series E Cumulative Redeemable Preferred Share, $0.01 par value per share, of the Company (the “BSPRT Series E Preferred Stock”) (the “Preferred Merger Consideration” and, together with the Per Common Share BSPRT Consideration, the “Total BSPRT Merger Consideration”). Cash will be paid in lieu of any fractional shares of the Company’s common stock that would otherwise have been received as a result of the Merger. Adjusted book value per share equals the respective company’s total consolidated common stockholders’ equity, less, in the case of the Company, the aggregate Per Share Cash Consideration, divided by each respective company’s common stock issued and outstanding (excluding, in the case of Capstead, any cancelled shares), plus, in the case of Capstead, any shares of its common stock issuable upon the conversion of outstanding performance units, after giving pro forma effect to any additional dividends or other distributions on shares of the respective company’s common stock that are declared or are anticipated to be declared for which the record date is or will be prior to the Effective Time.
Under the Merger Agreement, each of Capstead and the Company will pay a special dividend to their respective stockholders in cash on the last business day prior to the closing of the Merger, with a record date that is three business days before the payment date.
The obligation of each party to consummate the Merger is subject to a number of conditions, including, among others, the approval of the Merger and the other transactions contemplated by the Merger Agreement by Capstead’s stockholders and the registration and listing on the New York Stock Exchange of the shares of the Company’s common stock and BSPRT Series E Preferred Stock that will be issued in connection with the Merger.
Each of the parties to the Merger Agreement has made certain customary representations, warranties and covenants, among other things the Merger Agreement provides that each of Capstead and the Company will, until the Effective Time, operate their respective businesses in all material respects in the ordinary course and consistent with practice, and preserve substantially intact its current business organization and preserve key business relationships. Each of Capstead and the Company are subject to restrictions as specified in the Merger Agreement on certain actions each company may take prior to the Effective Time, including, among other things, actions related to amending organizational documents, declaring dividends, issuing or repurchasing capital stock, engaging in certain business transactions and incurring indebtedness.

Recapitalization
In addition, pursuant to the Merger Agreement, the Company has agreed to take necessary corporate actions such that, prior to the consummation of the Merger, the Company will effect a one-for-ten reverse stock split of its common stock (the “Reverse Stock Split”). In connection with the Reverse Stock Split, each outstanding share of the Company’s Common Stock as of a date to be specified will automatically combine into 1/10th of a share the Company’s Common Stock, which will be renamed “Class A common stock” (the “Class A Common Stock”).
Following the Reverse Stock Split, as contemplated by the Merger Agreement, the Company has also agreed to effect a stock dividend on the Class A Common Stock (the “Stock Dividend”, and together with the Reverse Stock Split, the “Recapitalization”) wherein the Company will distribute nine shares of a newly designated series of Class B common stock of the Company (“Class B Common Stock”) to each holder of Class A Common Stock as of the record date to be specified by the Company’s board of directors. The Class B Common Stock will be identical to the Class A Common Stock except that the Class B Common Stock will convert, on a one-for-one basis, into shares of Class A Common Stock 180 days following the listing of the Class A Common Stock on the NYSE. The Class B Common Stock will not be listed on the NYSE, and therefore holders of Class B Common Stock will not be able to sell their shares of Class B Common Stock on the NYSE until the automatic conversion of such Class B Common Stock into shares of Class A Common Stock 180 days after the listing of the Class A Common Stock.
The Recapitalization will result in each stockholder of the Company’s common stock as of a date to be specified prior to the closing of the Merger having the same economic value of equity securities in the Company as such holder did prior to the Recapitalization, except that each such holder will have 10% of their holdings in Class A Common Stock and 90% of their holdings in Class B Common Stock.

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying financial statements of Benefit Street Partners Realty Trust, Inc. the notes thereto and other financial information included elsewhere in this Quarterly Report on Form 10-Q, as well as our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2021.
As used herein, the terms “we,” “our” and “us” refer to Benefit Street Partners Realty Trust, Inc., a Maryland corporation, and, as required by context, to Benefit Street Partners Realty Operating Partnership, L.P., a Delaware limited partnership, which we refer to as the “OP,” and to its subsidiaries. We are externally managed by Benefit Street Partners L.L.C. (our “Advisor”).
The forward-looking statements contained in this Quarterly Report on Form 10-Q may include, but are not limited to, statements as to:
•	our business and investment strategy;
•	our ability to make investments in a timely manner or on acceptable terms;
•	the impact of the COVID-19 pandemic;
•	current credit market conditions and our ability to obtain long-term financing for our investments in a timely manner and on terms that are consistent with what we project when we invest;
•	the effect of general market, real estate market, economic and political conditions, including the recent economic slowdown and dislocation in the global credit markets;
•	our ability to make scheduled payments on our debt obligations;
•	our ability to generate sufficient cash flows to make distributions to our stockholders;
•	our ability to generate sufficient debt and equity capital to fund additional investments;
•	our ability to refinance our existing financing arrangements;
•
our entry into an agreement and plan of merger to acquire Capstead Mortgage Corporation, our ability and the ability of Capstead Mortgage Corporation to satisfy the closing conditions required to complete the transaction and our ability to realize the anticipated benefits of the transaction;

•
our ability to successfully and in a timely matter reinvest the dividend, interest, principal and sales proceeds from the assets acquired in the merger with Capstead Mortgage Corporation in a manner consistent with our investment strategies;

•
adverse changes in the value of the assets acquired in the merger with Capstead Mortgage Corporation prior to the time such assets are monetized and reinvested in in a manner consistent with our investment strategies;

•	the degree and nature of our competition;
•	the availability of qualified personnel;
•	we may be deemed to be an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and thus subject to regulation under the Investment Company Act;
•	our ability to maintain our qualification as a real estate investment trust (“REIT”); and
•	other factors set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020 and this Quarterly Report on Form 10-Q.
In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this Quarterly Report on Form 10-Q involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason.
Currently, one of the most significant factors that could cause actual outcomes to differ materially from our forward-looking statements is the continuing adverse effect of the current pandemic of the novel coronavirus, or COVID-19, on the financial condition, operating results and cash flows of the Company, its borrowers, the real estate market, the global economy and the financial markets. The extent to which the COVID-19 pandemic continues to impact us and our borrowers will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, including resurgences of the virus and its variants, including the Delta variant, the speed and effectiveness of vaccine and treatment developments and the direct and indirect economic effects of the pandemic and containment measures, among others.
Our investors should not place undue reliance on these forward-looking statements. The forward-looking statements made in this Quarterly Report on Form 10-Q relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this Quarterly Report on Form 10-Q.
Overview
We were incorporated in Maryland on November 15, 2012 and have conducted our operations to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2013. The Company, through a subsidiary which is treated as a TRS, is indirectly subject to U.S. federal, state and local income taxes. We commenced business in May 2013. We primarily originate, acquire and manage a diversified portfolio of commercial real estate debt investments secured by properties located within and outside of the United States. Commercial real estate debt investments may include first mortgage loans, subordinated mortgage loans, mezzanine loans and participations in such loans. Substantially all of our business is conducted through the OP, a Delaware limited partnership. We are the sole general partner and directly or indirectly hold all of the units of limited partner interests in the OP.
The Company has no direct employees. We are managed by our Advisor pursuant to an Amended and Restated Advisory Agreement, dated January 19, 2018 (the “Advisory Agreement”). Our Advisor manages our affairs on a day-to-day basis. The Advisor receives compensation and fees for services related to the investment and management of our assets and our operations.
The Advisor, an SEC-registered investment adviser, is a credit-focused alternative asset management firm. The Advisor manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies including high yield, levered loans, private / opportunistic debt, liquid credit, structured credit and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass the Advisor’s robust platform. On February 1, 2019, Franklin Resources, Inc. and Templeton International, Inc. (collectively, “Franklin Templeton”) acquired the Advisor (the “Transaction”). The Transaction did not impact the terms of the Advisory Agreement and the Transaction did not result in any changes to the executive officers of the Company.
The Company invests in commercial real estate debt investments, which may include first mortgage loans, subordinated mortgage loans, mezzanine loans and participations in such loans. The Company also originates conduit loans which the Company intends to sell through its TRS into CMBS securitization transactions at a profit. The Company also owns real estate, which represents real estate acquired by the Company through foreclosure, deed in lieu of foreclosure, or purchase.
The Company also invests in commercial real estate securities. Real estate securities may include CMBS, senior unsecured debt of publicly traded REITs, debt or equity securities of other publicly traded real estate companies and CDOs.
Merger with Capstead Mortgage Corporation
On July 26, 2021, we announced that we had entered into a definitive merger agreement to acquire Capstead Mortgage Corporation (“Capstead”), a Maryland corporation that primarily invests in residential adjustable-rate mortgage pass-through securities, referred to as ARM securities, issued and guaranteed by government-sponsored enterprises. Upon closing of the merger, which is subject to the satisfaction of certain customary conditions and is subject to the approval of Capstead stockholders, our Class A common stock will be listed on the NYSE.
For more detail about the merger, please see our Current Report on Form 8-K filed with the SEC on July 26, 2021 and Note 16 - Subsequent Events to our consolidated financial statements included in this Quarterly Report on Form 10-Q.

Estimated Per Share NAV
On November 2, 2020, our board of directors, upon the recommendation of the Audit Committee of the board, unanimously approved and established the estimated net asset value (“NAV”) per share of the Company’s common stock proposed by the Advisor of $17.88. The estimated per share NAV was based upon the estimated value of the Company’s assets less the Company’s liabilities as of September 30, 2020 (the “Valuation Date”). The valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association in April 2013, including the use of independent third-party valuation firms to estimate the fair value of our loan portfolio, securities portfolio and real estate owned portfolio.
These valuation firms estimated the value of our loan portfolio using customary valuation methods, including a discounted cash flow analysis with respect to our loan portfolio, available market pricing information with respect to our securities portfolio, and real estate appraisals with respect to our real estate owned portfolio. Based on these methodologies these firms determined a range of estimated valuations. To estimate the Company’s NAV, the Advisor added the amounts of cash and other tangible assets reflected on our balance sheet (as computed in accordance with GAAP) and subtracted our liabilities as reflected on our balance sheet (computed in accordance with GAAP). Based on this the Advisor estimated that the Company’s NAV as of September 30, 2020 is $17.88 which is the midpoint of the valuation range of $17.14 to $18.62.
The Advisor recommended our board of directors approve the estimated per share NAV of $17.88. As with any methodology used to estimate value, the methodologies employed to estimate the NAV were based upon a number of estimates and assumptions that may not be accurate or complete. If different judgments, assumptions or opinions were used, a different estimate would likely result.
We believe that the method used to determine the estimated per share NAV of the Company’s common stock is the methodology most commonly used by public, non-listed REITs to estimate per share NAV. The estimated per share NAV does not represent the per share amount a third party would pay to acquire us, or the price at which our common stock would trade in the event we were listed on a national securities exchange. For example, the estimated per share NAV of the Company’s common stock does not reflect a liquidity discount for the fact that the shares are not currently traded on a national securities exchange and other costs that may be incurred in connection with a liquidity event. Our estimated per share NAV does not reflect the conversion of any of our Series A convertible preferred stock (“Series A Preferred Stock”), Series C convertible preferred stock (“Series C Preferred Stock”) or Series D convertible preferred stock (“Series D Preferred Stock” and with the Series A Preferred Stock and Series C Preferred Stock, the “Preferred Stock”).
The estimated per share NAV was determined at a moment in time and as of the Valuation Date and the values of our assets and liabilities have changed since then as a result of changes relating to the individual loans in our portfolio as well as changes and developments in the real estate and capital markets generally, including changes in interest rates. Therefore, stockholders should not rely on the estimated per share NAV in making a decision to buy or sell shares of our common stock.
Significant Accounting Policies and Use of Estimates
A summary of our significant accounting policies is set forth in Note 2 - Summary of Significant Accounting Policies to our consolidated financial statements included in this Quarterly Report on Form 10-Q. A full disclosure of our significant accounting polices is disclosed in our Annual Report on Form 10-K for the year ended December 31, 2020.
Portfolio
As of June 30, 2021 and December 31, 2020, our portfolio consisted of 148 and 130 commercial mortgage loans, respectively, excluding commercial mortgage loans accounted for under the fair value option. The commercial mortgage loans, held for investment as of June 30, 2021 and December 31, 2020 had a total carrying value, net of allowance for credit losses, of $3,109.1 million and $2,693.8 million, respectively. As of June 30, 2021 and December 31, 2020, our total commercial mortgage loans, held for sale, measured at fair value comprised of 11 loans with total fair value of $77.0 million and 3 loans with total fair value of $67.6 million, respectively. As of June 30, 2021 the Company had no real estate securities, available for sale, measured at fair value. As of December 31, 2020, our real estate securities, available for sale, measured at fair value comprised of nine CMBS investments with total fair value of $171.1 million, respectively. As of June 30, 2021 and December 31, 2020, our other real estate investments, measured at fair value, were comprised of one investment with a total fair value of $2.5 million. As of June 30, 2021, our real estate owned, held for sale portfolio comprised of one investment with a carrying value of $26.1 million. As of December 31, 2020, our real estate owned portfolio was comprised of one investment with a carrying value of $26.5 million.
As of June 30, 2021, we had one loan with unpaid contractual principal balance for a total carrying value of $57.1 million that had interest past due for greater than 90 days. We did not take any asset specific reserves for this loan. As of December 31, 2020, we had two loans with unpaid contractual principal balance and carrying value of $94.9 million, one with interest past due for greater than 90 days and the other with interest past due greater than 30 days.
As of June 30, 2021 and December 31, 2020 our commercial mortgage loans, excluding commercial mortgage loans accounted for under the fair value option, had a weighted average coupon of 5.3% and 5.5%, and a weighted average remaining life of 1.7 years. As of June 30, 2021 there were no CMBS investments. As of December 31, 2020, our CMBS investments had a weighted average coupon of 2.2%, and a remaining life of 12.8 years.
The following charts summarize our commercial mortgage loans, held for investment, by coupon rate type, collateral type and geographical region as of June 30, 2021 and December 31, 2020:

Rate Type - June 30, 2021
4.0%
96.0%
Fixed
Floating

Rate Type - December 31, 2020
4.6%
95.4%
Fixed
Floating

Collateral Type - June 30, 2021
16.8%
2.4%
5.1%
2.6%
0.5%
1.9%
15.1%
4.2%
51.4%
Hospitality
Mixed Use
Multifamily
Office
Retail
Industrial
Self-Storage
Land
Manufactured Housing

Collateral Type - December 31, 2020

2.9%
8.9%
3.2%
0.6%
2.6%
19.0%
14.8%
3.8%
44.2%
Hospitality
Mixed Use
Multifamily
Office
Retail
Industrial
Self-Storage
Land
Manufactured Housing

Region - June 30, 2021
14.0%
5.0%
3.2%
29.4%
27.7%
1.6%
14.0%
3.0%
2.1%
Mideast
Great Lakes
Plains
Southeast
Southwest
Rocky Mountain
Far West
Various
New England

Region - December 31, 2020
2.6%
17.4%
5.0%
15.2%
7.3%
4.3%
18.9%
29.3%
Mideast
Great Lakes
Plains
Southeast
Southwest
Rocky Mountain
Far West
Various
New England

An investments region classification is defined according to the below map based on the location of investments secured property.

The following charts show the par value by contractual maturity year for the commercial mortgage loans held for investments in our portfolio as of June 30, 2021 and December 31, 2020:

The following table shows selected data from our commercial mortgage loans, held for investment in our portfolio as of June 30, 2021 (dollars in thousands):
Loan Type	Property Type	Par Value	Interest Rate(1)	Effective Yield	Loan to Value(2)
Senior Debt 1	Office	$26,636	1 month LIBOR + 4.15%	5.4%	69.5%
Senior Debt 2	Hospitality	10,400	1 month LIBOR + 6.25%	6.5%	61.6%
Senior Debt 3	Hospitality	5,876	1 month LIBOR + 3.50%	4.5%	77.0%
Senior Debt 4	Hospitality	57,075	1 month LIBOR + 5.19%	6.2%	51.8%
Senior Debt 5	Multifamily	72,050	1 month LIBOR + 4.50%	5.5%	22.4%
Senior Debt 6	Hospitality	9,450	1 month LIBOR + 7.00%	7.5%	60.7%
Senior Debt 7	Hospitality	22,150	1 month LIBOR + 6.00%	6.5%	48.1%
Senior Debt 8	Office	22,885	1 month LIBOR + 5.15%	6.6%	56.4%
Senior Debt 9	Multifamily	37,848	1 month LIBOR + 3.00%	3.8%	63.7%
Senior Debt 10	Multifamily	37,025	1 month LIBOR + 3.00%	4.5%	83.6%
Senior Debt 11	Self Storage	3,852	1 month LIBOR + 4.05%	5.0%	45.5%
Senior Debt 12	Self Storage	6,496	1 month LIBOR + 4.05%	5.1%	55.8%
Senior Debt 13	Self Storage	2,400	1 month LIBOR + 4.05%	5.0%	37.6%
Senior Debt 14	Hospitality	22,355	1 month LIBOR + 3.50%	4.8%	68.8%
Senior Debt 15	Mixed Use	69,235	1 month LIBOR + 4.87%	5.3%	49.0%
Senior Debt 16	Office	21,100	1 month LIBOR + 3.75%	5.8%	70.0%
Senior Debt 17	Office	16,237	1 month LIBOR + 3.40%	5.3%	67.5%
Senior Debt 18	Retail	29,500	6.25%	6.3%	68.5%
Senior Debt 19	Self Storage	11,966	1 month LIBOR + 5.50%	7.3%	68.1%
Senior Debt 20	Multifamily	23,828	1 month LIBOR + 3.40%	5.0%	80.5%
Senior Debt 21	Multifamily	29,678	1 month LIBOR + 3.35%	5.3%	73.0%
Senior Debt 22	Land	16,400	1 month LIBOR + 6.00%	8.3%	45.7%
Senior Debt 23	Hospitality	8,285	1 month LIBOR + 4.80%	6.8%	62.5%
Senior Debt 24	Multifamily	5,925	1 month LIBOR + 5.70%	7.5%	70.7%
Senior Debt 25	Office	7,170	1 month LIBOR + 3.90%	6.0%	67.6%
Senior Debt 26	Manufactured Housing	10,175	1 month LIBOR + 4.40%	6.5%	60.3%
Senior Debt 27	Hospitality	14,000	1 month LIBOR + 4.47%	6.7%	44.8%
Senior Debt 28	Retail	11,992	1 month LIBOR + 3.95%	6.5%	61.2%
Senior Debt 29	Hospitality	20,986	1 month LIBOR + 9.14%	11.6%	56.0%
Senior Debt 30	Office	42,631	1 month LIBOR + 3.50%	5.8%	71.0%
Senior Debt 31	Retail	8,203	1 month LIBOR + 7.50%	7.6%	51.6%
Senior Debt 32	Hospitality	10,580	1 month LIBOR + 4.50%	6.8%	68.7%
Senior Debt 33	Hospitality	19,900	1 month LIBOR + 4.15%	6.5%	61.8%
Senior Debt 34	Multifamily	18,865	1 month LIBOR + 3.10%	5.5%	67.4%
Senior Debt 35	Office	34,400	1 month LIBOR + 4.01%	6.3%	68.2%
Senior Debt 36	Hospitality	20,930	1 month LIBOR + 3.75%	6.1%	62.6%
Senior Debt 37	Hospitality	15,500	1 month LIBOR + 4.00%	6.5%	56.4%
Senior Debt 38	Hospitality	4,988	1 month LIBOR + 4.25%	6.5%	47.7%

Loan Type	Property Type	Par Value	Interest Rate(1)	Effective Yield	Loan to Value(2)
Senior Debt 39	Hospitality	12,750	1 month LIBOR + 4.45%	6.9%	62.9%
Senior Debt 40	Hospitality	10,945	1 month LIBOR + 4.50%	6.9%	64.0%
Senior Debt 41	Retail	9,400	1 month LIBOR + 4.20%	6.3%	77.1%
Senior Debt 42	Manufactured Housing	24,100	1 month LIBOR + 3.65%	5.9%	53.8%
Senior Debt 43	Multifamily	23,318	1 month LIBOR + 2.65%	4.8%	75.8%
Senior Debt 44	Hospitality	34,268	1 month LIBOR + 3.99%	5.7%	31.0%
Senior Debt 45	Multifamily	13,079	1 month LIBOR + 2.65%	4.5%	71.6%
Senior Debt 46	Multifamily	37,892	1 month LIBOR + 2.75%	4.5%	79.3%
Senior Debt 47	Industrial	55,576	1 month LIBOR + 3.75%	5.5%	59.7%
Senior Debt 48	Office	21,825	1 month LIBOR + 3.50%	5.4%	70.9%
Senior Debt 49	Hospitality	7,100	1 month LIBOR + 4.00%	5.8%	70.3%
Senior Debt 50	Industrial	22,230	1 month LIBOR + 3.55%	5.3%	69.7%
Senior Debt 51	Multifamily	14,025	1 month LIBOR + 2.75%	4.3%	71.7%
Senior Debt 52	Multifamily	27,650	1 month LIBOR + 3.15%	5.0%	71.6%
Senior Debt 53	Multifamily	26,768	1 month LIBOR + 2.70%	2.8%	76.0%
Senior Debt 54	Multifamily	8,173	1 month LIBOR + 3.95%	5.0%	75.3%
Senior Debt 55	Multifamily	25,000	1 month LIBOR + 3.00%	4.5%	75.5%
Senior Debt 56	Office	25,500	1 month LIBOR + 4.35%	6.1%	64.9%
Senior Debt 57	Multifamily	15,150	1 month LIBOR + 3.10%	4.5%	63.7%
Senior Debt 58	Office	57,084	1 month LIBOR + 3.70%	5.0%	65.7%
Senior Debt 59	Multifamily	11,800	1 month LIBOR + 3.15%	4.8%	72.4%
Senior Debt 60	Office	27,598	1 month LIBOR + 2.70%	2.8%	71.4%
Senior Debt 61	Multifamily	75,100	1 month LIBOR + 4.35%	6.0%	64.7%
Senior Debt 62	Manufactured Housing	1,372	5.50%	5.5%	62.8%
Senior Debt 63	Industrial	14,639	1 month LIBOR + 6.00%	6.8%	59.9%
Senior Debt 64	Multifamily	7,104	1 month LIBOR + 4.75%	5.8%	62.6%
Senior Debt 65	Multifamily	6,850	1 month LIBOR + 4.90%	5.7%	53.2%
Senior Debt 66	Multifamily	46,000	1 month LIBOR + 4.75%	5.8%	69.4%
Senior Debt 67	Multifamily	5,550	1 month LIBOR + 6.87%	7.9%	75.0%
Senior Debt 68	Industrial	16,956	1 month LIBOR + 6.25%	7.0%	61.0%
Senior Debt 69	Multifamily	14,795	1 month LIBOR + 4.75%	5.5%	65.3%
Senior Debt 70	Multifamily	4,300	1 month LIBOR + 5.50%	6.5%	87.4%
Senior Debt 71	Manufactured Housing	7,680	1 month LIBOR + 4.50%	5.0%	66.7%
Senior Debt 72	Mixed Use	30,465	1 month LIBOR + 5.15%	6.2%	67.0%
Senior Debt 73	Multifamily	3,140	1 month LIBOR + 6.25%	6.8%	73.5%
Senior Debt 74	Industrial	35,869	1 month LIBOR + 4.60%	5.1%	20.7%
Senior Debt 75	Multifamily	5,735	1 month LIBOR + 6.50%	6.6%	—%
Senior Debt 76	Hospitality	27,000	1 month LIBOR + 6.50%	6.9%	62.7%
Senior Debt 77	Multifamily	50,000	1 month LIBOR + 6.69%	7.4%	80.0%
Senior Debt 78	Self Storage	29,895	1 month LIBOR + 5.00%	5.3%	58.8%
Senior Debt 79	Multifamily	13,439	1 month LIBOR + 4.75%	5.3%	70.0%
Senior Debt 80	Manufactured Housing	3,400	1 month LIBOR + 5.00%	5.3%	58.6%
Senior Debt 81	Multifamily	27,550	1 month LIBOR + 5.75%	6.0%	69.8%
Senior Debt 82	Multifamily	76,000	1 month LIBOR + 4.10%	4.4%	67.9%
Senior Debt 83	Multifamily	58,000	1 month LIBOR + 5.25%	5.4%	74.7%
Senior Debt 84	Manufactured Housing	5,020	1 month LIBOR + 5.25%	5.4%	65.9%
Senior Debt 85	Office	18,803	1 month LIBOR + 4.50%	5.3%	47.9%
Senior Debt 86	Office	68,671	5.15%	5.2%	52.5%
Senior Debt 87	Office	30,900	1 month LIBOR + 5.20%	5.5%	66.0%
Senior Debt 88	Multifamily	10,945	1 month LIBOR + 7.04%	7.3%	63.3%
Senior Debt 89	Self Storage	11,600	1 month LIBOR + 4.76%	5.0%	66.6%
Senior Debt 90	Manufactured Housing	5,000	1 month LIBOR + 5.90%	6.5%	58.8%
Senior Debt 91	Office	12,750	1 month LIBOR + 5.00%	5.3%	67.8%
Senior Debt 92	Multifamily	42,140	1 month LIBOR + 4.35%	4.6%	73.2%
Senior Debt 93	Multifamily	36,848	1 month LIBOR + 4.45%	4.7%	66.5%
Senior Debt 94	Multifamily	8,250	1 month LIBOR + 5.50%	5.8%	73.7%
Senior Debt 95	Retail	11,963	1 month LIBOR + 4.87%	5.1%	75.0%
Senior Debt 96	Manufactured Housing	3,585	1 month LIBOR + 5.40%	5.9%	76.3%
Senior Debt 97	Multifamily	5,730	1 month LIBOR + 5.00%	5.3%	73.5%
Senior Debt 98	Multifamily	18,800	1 month LIBOR + 4.00%	4.1%	79.7%
Senior Debt 99	Industrial	14,358	1 month LIBOR + 4.50%	4.8%	66.3%
Senior Debt 100	Office	11,550	1 month LIBOR + 5.50%	5.8%	68.8%
Senior Debt 101	Multifamily	11,820	1 month LIBOR + 4.55%	4.8%	73.0%

Loan Type	Property Type	Par Value	Interest Rate(1)	Effective Yield	Loan to Value(2)
Senior Debt 102	Multifamily	21,000	1 month LIBOR + 4.60%	4.8%	66.7%
Senior Debt 103	Office	26,000	1 month LIBOR + 5.00%	5.3%	63.9%
Senior Debt 104	Multifamily	54,500	1 month LIBOR + 3.80%	4.1%	77.0%
Senior Debt 105	Multifamily	11,059	1 month LIBOR + 3.50%	3.7%	60.1%
Senior Debt 106	Multifamily	21,000	1 month LIBOR + 4.95%	5.1%	84.2%
Senior Debt 107	Office	43,751	1 month LIBOR + 3.94%	4.1%	53.9%
Senior Debt 108(3)	Multifamily	—	1 month LIBOR + 7.25%	7.5%	—%
Senior Debt 109	Multifamily	5,400	1 month LIBOR + 5.25%	5.5%	83.1%
Senior Debt 110	Hospitality	23,000	1 month LIBOR + 5.79%	6.0%	57.2%
Senior Debt 111	Multifamily	32,370	1 month LIBOR + 6.75%	7.0%	78.2%
Senior Debt 112	Multifamily	12,325	1 month LIBOR + 4.50%	4.7%	83.3%
Senior Debt 113	Multifamily	6,300	1 month LIBOR + 5.35%	5.6%	84.0%
Senior Debt 114	Multifamily	30,600	1 month LIBOR + 3.00%	3.1%	74.3%
Senior Debt 115	Multifamily	11,529	1 month LIBOR + 4.25%	4.6%	76.4%
Senior Debt 116	Multifamily	5,575	1 month LIBOR + 4.50%	4.8%	83.6%
Senior Debt 117	Multifamily	51,958	1 month LIBOR + 3.00%	3.3%	71.6%
Senior Debt 118	Multifamily	13,846	1 month LIBOR + 3.39%	3.5%	70.6%
Senior Debt 119	Multifamily	8,140	1 month LIBOR + 3.80%	4.0%	69.9%
Senior Debt 120	Multifamily	13,582	1 month LIBOR + 4.50%	4.8%	76.7%
Senior Debt 121	Multifamily	18,277	1 month LIBOR + 5.25%	5.5%	67.0%
Senior Debt 122	Multifamily	17,985	1 month LIBOR + 3.60%	3.8%	70.8%
Senior Debt 123	Multifamily	41,245	1 month LIBOR + 2.95%	3.1%	71.6%
Senior Debt 124	Hospitality	25,785	1 month LIBOR + 5.60%	5.9%	61.0%
Senior Debt 125	Mixed Use	32,500	1 month LIBOR + 3.70%	4.2%	69.7%
Senior Debt 126	Multifamily	12,454	1 month LIBOR + 3.75%	3.9%	63.2%
Senior Debt 127	Multifamily	67,392	1 month LIBOR + 2.95%	3.1%	72.6%
Senior Debt 128	Multifamily	20,321	1 month LIBOR + 3.35%	3.5%	67.7%
Senior Debt 129	Multifamily	26,556	1 month LIBOR + 2.95%	3.1%	70.4%
Senior Debt 130	Multifamily	33,273	1 month LIBOR + 2.95%	3.1%	71.7%
Senior Debt 131	Multifamily	32,120	1 month LIBOR + 2.95%	3.1%	72.2%
Senior Debt 132	Hospitality	25,980	1 month LIBOR + 9.00%	9.3%	74.2%
Senior Debt 133	Self Storage	15,000	1 month LIBOR + 4.26%	4.5%	74.6%
Senior Debt 134	Multifamily	23,919	1 month LIBOR + 3.25%	3.4%	70.8%
Senior Debt 135	Office	6,800	1 month LIBOR + 5.25%	5.5%	67.3%
Senior Debt 136 (4)	Multifamily	—	1 month LIBOR + 6.50%	7.0%	—%
Senior Debt 137	Multifamily	10,391	1 month LIBOR + 3.15%	3.3%	75.6%
Senior Debt 138	Hospitality	17,449	1 month LIBOR + 5.35%	5.8%	56.8%
Senior Debt 139	Hospitality	28,000	1 month LIBOR + 6.25%	6.5%	59.2%
Senior Debt 140	Multifamily	37,032	1 month LIBOR + 3.40%	3.6%	75.6%
Senior Debt 141	Hospitality	17,401	5.75%	5.8%	52.9%
Mezzanine Loan 1	Multifamily	3,480	9.50%	9.5%	84.3%
Mezzanine Loan 2	Retail	3,500	10.00%	10.0%	59.7%
Mezzanine Loan 3	Multifamily	6,500	1 month LIBOR + 10.25%	11.0%	90.4%
Mezzanine Loan 4	Retail	1,438	1 month LIBOR + 10.75%	11.0%	84.0%
Mezzanine Loan 5	Multifamily	3,000	1 month LIBOR + 9.20%	10.0%	62.2%
Mezzanine Loan 6	Office	5,000	1 month LIBOR + 11.80%	12.0%	60.0%
Mezzanine Loan 7	Multifamily	1,000	11.00%	11.0%	68.9%
		$3,135,508		5.3%	65.1%
(1)
Our floating rate loan agreements contain the contractual obligation for the borrower to maintain an interest rate cap to protect against rising interest rates. In a simple interest rate cap, the borrower pays a premium for a notional principal amount based on a capped interest rate (the “cap rate”). When the floating rate exceeds the cap rate, the borrower receives a payment from the cap counterparty equal to the difference between the floating rate and the cap rate on the same notional principal amount for a specified period of time. When interest rates rise, the value of an interest rate cap will increase, thereby reducing the borrower's exposure to rising interest rates.

(2)	Loan to value percentage is from metrics at origination.
(3)	The total commitment of this loan is $31.5 million, however none was funded as of June 30, 2021.
(4)	The total commitment of this loan is $128.9 million, however none was funded as of June 30, 2021.

The following table shows selected data from our commercial mortgage loans, held for sale, measured at fair value as of June 30, 2021 (dollars in thousands):
Loan Type	Property Type	Par Value	Interest Rate	Effective Yield	Loan to Value(1)
TRS Senior Debt 1	Multifamily	$3,350	4.7%	4.7%	58.8%
TRS Senior Debt 2	Office	$14,937	4.0%	4.0%	69.0%
TRS Senior Debt 3	Retail	$5,110	4.7%	4.7%	68.1%
TRS Senior Debt 4	Retail	$2,125	4.4%	4.4%	51.6%
TRS Senior Debt 5	Multifamily	$18,000	3.9%	3.9%	53.3%
TRS Senior Debt 6	Hospitality	$7,070	5.2%	5.2%	58.9%
TRS Senior Debt 7	Industrial	$3,435	4.4%	4.4%	63.7%
TRS Senior Debt 8	Retail	$6,050	4.0%	4.0%	62.9%
TRS Senior Debt 9	Retail	$4,750	4.0%	4.0%	67.1%
TRS Senior Debt 10	Multifamily	$11,000	3.9%	3.9%	69.6%
TRS Mezzanine Loan 11	Multifamily	$100	1 month LIBOR + 14.00%	15.0%	76.4%
		$75,927		4.2%	62.6%
(1)	Loan to value percentage is from metrics at origination.
The following table shows selected data from our other real estate investment, measured at fair value as of June 30, 2021 (dollars in thousands):
Type	Property Type	Par Value	Preferred Return
Preferred Equity 1	Retail	$2,500	12.50%
		$2,500
The following table shows selected data from our real estate owned, held for sale asset in our portfolio as of June 30, 2021 (dollars in thousands):
Type	Property Type	Carrying Value
Real Estate Owned 1	Office	$26,111
		$26,111
Results of Operations
We conduct our business through the following segments:
•
The real estate debt business focuses on originating, acquiring and asset managing commercial real estate debt investments, including first mortgage loans, subordinate mortgages, mezzanine loans and participations in such loans.

•
The real estate securities business focuses on investing in and asset managing commercial real estate securities primarily consisting of CMBS and may include unsecured REIT debt, CDO notes and other securities.

•
The Conduit business operated through the Company's TRS, which is focused on generating superior risk-adjusted returns by originating and subsequently selling fixed-rate commercial real estate loans into the CMBS securitization market at a profit.

•	The real estate owned business represents real estate acquired by the Company through foreclosure, deed in lieu of foreclosure, or purchase.

Comparison of the Three Months Ended June 30, 2021 to the Three Months Ended June 30, 2020
Net Interest Income
Net interest income is generated on our interest-earning assets less related interest-bearing liabilities and is recorded as part of our real estate debt, real estate securities and TRS segments.
The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the three months ended June 30, 2021 and June 30, 2020 (dollars in thousands):
	Three Months Ended June 30,
	2021			2020
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)(4)	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)(4)
Interest-earning assets:
Real estate debt	$3,140,324	$48,023	6.1%	$2,586,531	$39,971	6.2%
Real estate conduit	89,189	926	4.2%	70,056	691	3.9%
Real estate securities	6,709	36	2.2%	449,976	2,579	2.3%
Total	$3,236,222	$48,985	6.1%	$3,106,563	$43,241	5.6%
Interest-bearing liabilities:
Repurchase Agreements - commercial mortgage loans	$282,891	$3,000	4.2%	$238,281	$2,090	3.5%
Other financing and loan participation - commercial mortgage loans	51,547	611	4.7%	17,250	243	5.6%
Repurchase Agreements - real estate securities	57,301	189	1.3%	341,627	4,162	4.9%
Collateralized loan obligations	2,066,099	8,837	1.7%	1,720,750	8,640	2.0%
Total	$2,457,838	$12,637	2.1%	$2,317,908	$15,135	2.6%
Net interest income/spread		$36,348	4.0%		$28,106	3.0%
Average leverage %(5)	75.9%			74.6%
Weighted average levered yield(6)			18.7%			14.3%
(1)
Based on amortized cost for real estate debt and real estate securities and principal amount for repurchase agreements. Amounts are calculated based on daily averages for the three months ended June 30, 2021 and June 30, 2020, respectively.

(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as interest income or expense divided by average carrying value.
(4)	Annualized.
(5)	Calculated by dividing total average interest-bearing liabilities by total average interest-earning assets.
(6)	Calculated by dividing net interest income/spread by the net average interest-earning assets and average interest-bearing liabilities.
Interest income
Interest income for the three months ended June 30, 2021 and June 30, 2020 totaled $49.0 million and $43.2 million, respectively. As of June 30, 2021, our portfolio consisted of 148 commercial mortgage loans, held for investment, 11 commercial mortgage loans, held for sale, measured at fair value and one other real estate investment, measured at fair value. The increase in interest income of $5.8 million was primarily due to an increase of $129.7 million in the average carrying value of our interest-earning assets.
Interest expense
Interest expense for the three months ended June 30, 2021 decreased to $12.6 million compared to interest expense for three months ended June 30, 2020 of $15.1 million. The decrease in interest expense of $2.5 million was due to a decrease of $284.3 million in the average carrying value of our repurchase agreements on real estate securities.

Realized Gain/Loss on Commercial Mortgage Loans Held for Sale
Realized gain on commercial mortgage loans, held for sale, measured at fair value at the TRS for the three months ended June 30, 2021 was $6.5 million compared to a realized loss of $0.2 million for the three months ended June 30, 2020. The $6.7 million increase in realized gain was due to the fact that there had been one sale of fixed-rate commercial real estate loans into the CMBS securitization market during the three months ended June 30, 2021 compared to no such sales during the three months ended June 30, 2020. Proceeds from sale were $108.9 million for the three months ended June 30, 2021.
Realized Gain/Loss on Real Estate Securities Available for Sale
For the three months ended June 30, 2021 and June 30, 2020 our real estate securities, available for sale, measured at fair value had a realized loss of $0.3 million and $5.3 million, respectively, included within the consolidated statements of operations. The losses are attributable to one CMBS sale during the three months ended June 30, 2021 and six sales of CMBS securities during the three months ended June 30, 2020, respectively.
Unrealized Gain/Loss on Real Estate Securities Available for Sale
For the three months ended June 30, 2021 our real estate securities, available for sale, measured at fair value had an unrealized gain of $0.2 million included within the consolidated statements of comprehensive income. The increase in fair value of real estate securities for the three months ended June 30, 2021 can be attributed to the reversal of the unrealized losses on the one CMBS sale that occurred in the quarter.
Expenses from operations
Expenses from operations for the three months ended June 30, 2021 and June 30, 2020 consisted of the following (dollars in thousands):
	Three Months Ended June 30,
	2021	2020
Asset management and subordinated performance fee	$6,001	$3,738
Administrative services expenses	3,078	2,940
Acquisition expenses	169	175
Professional fees	2,777	3,222
Real estate owned operating expenses	—	1,096
Depreciation and amortization	406	586
Other expenses	911	1,055
Total expenses from operations	$13,342	$12,812
The increase in our expenses from operations was primarily related to asset management and subordinated performance fee during the three months ended June 30, 2021. This increase in asset management and subordinated performance fee is attributable to $2.1 million in incentive fees incurred during the three months ended June 30, 2021 compared to no incentive fees incurred during the three months ended June 30, 2020. This is partially offset by real estate owned operating expenses as there were no operating expenses on the real estate owned assets during the three months ended June 30, 2021 compared to $1.1 million incurred during the three months ended June 30, 2020. The decrease in other expenses was due to less travel and entertainment expenses for origination activities due to COVID-19.

Comparison of the Six Months Ended June 30, 2021 to the Six Months Ended June 30, 2020
Net Interest Income
Net interest income is generated on our interest-earning assets less related interest-bearing liabilities and is recorded as part of our real estate debt, real estate securities and TRS segments.
The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the six months ended June 30, 2021 and June 30, 2020 (dollars in thousands):
	Six Months Ended June 30,
	2021			2020
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)(4)	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)(4)
Interest-earning assets:
Real estate debt	$2,933,212	$88,780	6.1%	$2,656,547	$83,340	6.3%
Real estate conduit	102,909	1,982	3.9%	73,303	1,881	5.1%
Real estate securities	42,987	460	2.1%	428,081	5,874	2.7%
Total	$3,079,108	$91,222	5.9%	$3,157,931	$91,095	5.8%
Interest-bearing liabilities:
Repurchase Agreements - commercial mortgage loans	$305,681	$6,623	4.3%	$260,281	$6,001	4.6%
Other financing and loan participation - commercial mortgage loans	48,261	1,138	4.7%	9,376	261	5.6%
Repurchase Agreements - real estate securities	90,129	642	1.4%	377,218	6,734	3.6%
Collateralized loan obligations	1,833,607	15,603	1.7%	1,748,512	26,631	3.0%
Total	$2,277,678	$24,006	2.1%	$2,395,387	$39,627	3.3%
Net interest income/spread		$67,216	3.8%		$51,468	2.5%
Average leverage %(5)	74.0%			75.9%
Weighted average levered yield(6)			16.8%			13.5%
(1)
Based on amortized cost for real estate debt and real estate securities and principal amount for repurchase agreements. Amounts are calculated based on daily averages for the six months ended June 30, 2021 and June 30, 2020, respectively.

(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as interest income or expense divided by average carrying value.
(4)	Annualized.
(5)	Calculated by dividing total average interest-bearing liabilities by total average interest-earning assets.
(6)	Calculated by dividing net interest income/spread by the net average interest-earning assets and average interest-bearing liabilities.
Interest income
Interest income for the six months ended June 30, 2021 and June 30, 2020 totaled $91.2 million and $91.1 million, respectively. As of June 30, 2021, our portfolio consisted of 148 commercial mortgage loans, held for investment, 11 commercial mortgage loans, held for sale, measured at fair value and one other real estate investment, measured at fair value. The increase in interest income of $0.1 million was primarily due to total average higher yield on our interest-earning assets.
Interest expense
Interest expense for the six months ended June 30, 2021 decreased to $24.0 million compared to interest expense for the six months ended June 30, 2020 of $39.6 million. The decrease in interest expense of $15.6 million was due to a decrease of $117.7 million in the average carrying value of our interest-earning liabilities and a decrease in the one-month LIBOR, the benchmark index for our financing lines. Additionally, interest expense for the six months ended June 30, 2020 includes $4.5 million related to the call of BSPRT 2017 - FL2 CLO.

Realized Gain/Loss on Commercial Mortgage Loans Held for Sale
Realized gain on commercial mortgage loans, held for sale, measured at fair value at the TRS for the six months ended June 30, 2021 was $13.2 million compared to a realized gain of $9.2 million for the six months ended June 30, 2020. The $4.0 million increase in realized gain was due to the fact that there had been two sales of fixed-rate commercial real estate loans into the CMBS securitization market during the six months ended June 30, 2021 with total proceeds of $256.7 million compared to two CMBS securitizations during the six months ended June 30, 2020 with total proceeds of $147.6 million.
Realized Gain/Loss on Real Estate Securities Available for Sale
For the six months ended June 30, 2021 and June 30, 2020 our real estate securities, available for sale, measured at fair value had a realized loss of $1.4 million and $5.7 million, respectively, included within the consolidated statements of operations. The losses are attributable to nine CMBS sales during the six months ended June 30, 2021 and six sales of CMBS securities during the six months ended June 30, 2020, respectively.
Unrealized Gain/Loss on Real Estate Securities Available for Sale
For the six months ended June 30, 2021 our real estate securities, available for sale, measured at fair value had an unrealized gain of $8.3 million included within the consolidated statements of comprehensive income. The increase in fair value of real estate securities can be attributed to the reversal of the unrealized losses on the nine CMBS sales during the six months ended June 30, 2021.
Expenses from operations
Expenses from operations for the six months ended June 30, 2021 and June 30, 2020 consisted of the following (dollars in thousands):
	Six Months Ended June 30,
	2021	2020
Asset management and subordinated performance fee	$11,417	$7,650
Administrative services expenses	6,552	7,052
Acquisition expenses	322	317
Professional fees	4,774	6,006
Real estate owned operating expenses	—	2,741
Depreciation and amortization	812	1,174
Other expenses	1,406	2,642
Total expenses from operations	$25,283	$27,582
The decrease in our expenses from operations was primarily related to real estate owned operating expenses during the six months ended June 30, 2021. There were no operating expenses on the real estate owned assets during the six months ended June 30, 2021 compared to $2.7 million for the six months ended June 30, 2020. The decrease in other expenses was due to less travel and entertainment expenses for origination activities due to COVID-19. This is partially offset by the increase in asset management and subordinated performance fee of $3.8 million, attributable the incentive fee incurred during the six months ended June 30, 2021 compared to none incurred during the six months ended June 30, 2020.
Comparison of the Three Months Ended June 30, 2021 to the Three Months Ended March 31, 2021
Net Interest Income
Net interest income is generated on our interest-earning assets less related interest-bearing liabilities and is recorded as part of our real estate debt, real estate securities and TRS segments.

The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the three months ended June 30, 2021 and March 31, 2021 (dollars in thousands):
	Three Months Ended
	June 30, 2021			March 31, 2021
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)(4)	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)(4)
Interest-earning assets:
Real estate debt	$3,140,324	$48,023	6.1%	$2,723,798	$40,757	6.0%
Real estate conduit	89,189	926	4.2%	116,781	1,056	3.6%
Real estate securities	6,709	36	2.2%	79,668	424	2.1%
Total	$3,236,222	$48,985	6.1%	$2,920,247	$42,237	5.8%
Interest-bearing liabilities:
Repurchase Agreements - commercial mortgage loans	$282,891	$3,000	4.2%	$340,485	$2,830	3.3%
Other financing and loan participation - commercial mortgage loans	51,547	611	4.7%	44,939	527	4.7%
Repurchase Agreements - real estate securities	57,301	189	1.3%	123,322	1,246	4.0%
Collateralized loan obligations	2,066,099	8,837	1.7%	1,598,532	6,766	1.7%
Total	$2,457,838	$12,637	2.1%	$2,107,278	$11,369	2.2%
Net interest income/spread		$36,348	4.0%		$30,868	3.6%
Average leverage %(5)	75.9%			72.2%
Weighted average levered yield(6)			18.7%			15.2%
(1)
Based on amortized cost for real estate debt and real estate securities and principal amount for repurchase agreements. Amounts are calculated based on daily averages for the three months ended June 30, 2021 and March 31, 2021, respectively.

(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as interest income or expense divided by average carrying value.
(4)	Annualized.
(5)	Calculated by dividing total average interest-bearing liabilities by total average interest-earning assets.
(6)	Calculated by dividing net interest income/spread by the net average interest-earning assets and average interest-bearing liabilities.
Interest Income
Interest income for the three months ended June 30, 2021 and March 31, 2021 totaled $49.0 million and $42.2 million, respectively. As of June 30, 2021, our portfolio consisted of 148 commercial mortgage loans, held for investment, 11 commercial mortgage loans, held for sale, measured at fair value and one other real estate investment, measured at fair value. The increase in interest income of $6.8 million was primarily due to an increase of $316.0 million in the average carrying value of our interest-earning assets.
Interest expense
Interest expense for the three months ended June 30, 2021 increased to $12.6 million compared to interest expense for three months ended March 31, 2021 of $11.4 million. The increase in interest expense of $1.2 million was due to an increase of $350.6 million in the average carrying value of our interest-earning liabilities.
Realized Gain/Loss on Commercial Mortgage Loans Held for Sale
Realized gain on commercial mortgage loans, held for sale, measured at fair value at the TRS for the three months ended June 30, 2021 was $6.5 million compared to a realized gain of $6.6 million for the three months ended March 31, 2021. The $0.1 million decrease in realized gain was due to the fact that there had been one sale of fixed-rate commercial real estate loans into the CMBS securitization market during the three months ended June 30, 2021 with total proceeds of $108.9 million compared to one sale of fixed-rate commercial real estate loans into the CMBS securitization market for the three months ended March 31, 2021 with total proceeds of $147.9 million .
Realized Gain/Loss on Real Estate Securities Available for Sale
For the three months ended June 30, 2021 and March 31, 2021 our real estate securities, available for sale, measured at fair value had a realized loss of $0.3 million and $1.1 million, respectively, included within the consolidated statements of operations. The losses are attributable to one CMBS sale during the three months ended June 30, 2021 and eight sales of CMBS securities during the three months ended March 31, 2021, respectively.
Expenses from operations
Expenses from operations for the three months ended June 30, 2021 and March 31, 2021 consisted of the following (dollars in thousands):
	Three Months Ended
	June 30, 2021	March 31, 2021
Asset management and subordinated performance fee	$6,001	$5,416
Administrative services expenses	3,078	3,474
Acquisition expenses	169	153
Professional fees	2,777	1,997
Depreciation and amortization	406	406
Other expenses	911	495
Total expenses from operations	$13,342	$11,941
The increase in our expenses from operations was primarily related to asset management and subordinated performance fee during the three months ended June 30, 2021. The increase in asset management and subordinated performance fee of $0.6 million was partially attributable the incentive fee incurred during the three months ended June 30, 2021 compared to the three months ended March 31, 2021. There had also been an increase in professional fees of $0.8 million primarily due legal fees for the second quarter.
For additional details regarding our results of operations for the three months ended March 31, 2021, please refer to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 11, 2021.
Liquidity and Capital Resources
Our principal demands for cash will be funding our loan investments, continuing debt service obligations, distributions to our stockholders and the payment of our operating and administrative expenses.
We expect to use additional debt and equity financing as a source of capital. Our board of directors currently intends to operate at a leverage level of between one to three times book value of equity. However, our board of directors may change this target without shareholder approval. In addition, for the six months ended June 30, 2021, we raised an additional $15.0 million through sales of preferred equity to an institutional investor. We anticipate that our debt and equity financing sources and our anticipated cash generated from operations will be adequate to fund our anticipated uses of capital.
In addition to our current mix of financing sources, we may also access additional forms of financings, including credit facilities, securitizations, public and private, secured and unsecured debt issuances by us or our subsidiaries, or through capital recycling initiatives whereby we sell certain assets in our portfolio and reinvest the proceeds in assets with more attractive risk-adjusted returns.
As discussed in detail in Note 16 - Subsequent Events, we recently entered into a definitive merger agreement with Capstead. We intend to transition the equity invested in the assets we will acquire from Capstead upon the closing of the merger into our business. Specifically, we intend to reinvest any dividend, interest and principal paid on such assets, and proceeds from the sale of such assets, into our current investment strategies. Until we fully transition this equity into our business, we expect that cash from the Capstead assets will be a significant source of capital.

Collateralized Loan Obligations
As of June 30, 2021 and December 31, 2020 the notes issued by BSPRT 2018-FL3 Issuer, Ltd. and BSPRT 2018-FL3 Co-Issuer, LLC, each wholly owned indirect subsidiaries of the Company, are collateralized by interests in a pool of 23 and 27 mortgage assets having a principal balance of $380.2 million and $417.9 million, respectively (the “2018-FL3 Mortgage Assets”). The sale of the 2018-FL3 Mortgage Assets to BSPRT 2018-FL3 Issuer is governed by a Mortgage Asset Purchase Agreement dated as of April 5, 2018, between the Company and BSPRT 2018-FL3 Issuer, Ltd.
As of June 30, 2021 and December 31, 2020 the notes issued by BSPRT 2018-FL4 Issuer, Ltd. and BSPRT 2018-FL4 Co-Issuer, LLC, each wholly owned indirect subsidiaries of the Company, collateralized by interests in a pool of 46 and 59 mortgage assets having a principal balance of $671.0 million and $852.1 million, respectively (the “2018-FL4 Mortgage Assets”). The sale of the 2018-FL4 Mortgage Assets to BSPRT 2018-FL4 Issuer is governed by a Mortgage Asset Purchase Agreement dated as of October12, 2018, between the Company and BSPRT 2018-FL4 Issuer, Ltd.
As of June 30, 2021 and December 31, 2020, the notes issued by BSPRT 2019-FL5 Issuer, Ltd. and BSPRT 2019-FL5 Co-Issuer, LLC, each wholly owned indirect subsidiaries of the Company, are collateralized by interests in a pool of 56 and 54 mortgage assets having a principal balance of $742.6 million and $799.8 million respectively (the “2019-FL5 Mortgage Assets”). The sale of the 2019-FL5 Mortgage Assets to BSPRT 2019-FL5 Issuer is governed by a Mortgage Asset Purchase Agreement dated as of May 30, 2019, between the Company and BSPRT 2019-FL5 Issuer.
On March 25, 2021, BSPRT 2021-FL6 Issuer, Ltd. (the “Issuer”) and BSPRT 2021-FL6 Co-Issuer, LLC (the “Co-Issuer”), both wholly owned indirect subsidiaries of the Company entered into an indenture with the OP, as advancing agent and U.S. Bank National Association, as note administrator and trustee, which governs the issuance of approximately $645.8 million principal balance secured floating rate notes (the “Notes”), of which $573.1 million were purchased by third party investors and $72.6 million were purchased by a wholly owned subsidiary of the OP. In addition, concurrently with the issuance of the Notes, the Issuer also issued 54,250 Preferred Shares, par value of $0.001 per share and with an aggregate liquidation preference and notional amount equal to $1,000 per share (the “Preferred Shares”), which were not offered as part of closing the indenture. For U.S. federal income tax purposes, the Issuer and Co-Issuer are disregarded entities.
As of June 30, 2021, the notes issued by BSPRT 2021-FL6 Issuer, Ltd. and BSPRT 2021-FL6 Co-Issuer, LLC, are collateralized by interests in a pool of 46 mortgage assets having a principal balance of $670.3 million (the “2021-FL6 Mortgage Assets”). The sale of the 2021-FL6 Mortgage Assets to BSPRT 2021-FL6 Issuer, Ltd. is governed by a Collateral Interest Purchase Agreement dated as of March 25, 2021, between the Company and BSPRT 2021-FL6 Issuer, Ltd.
Repurchase Agreements, Commercial Mortgage Loans
As of June 30, 2021, we have repurchase facilities with JPMorgan Chase Bank, National Association (the “JPM Repo Facility”), U.S Bank National Association (the “USB Repo Facility”), Barclays Bank PLC (the “Barclays Revolver Facility” and the “Barclays Repo Facility”), Wells Fargo Bank, National Association (the “WF Repo Facility”), and Credit Suisse AG (the “CS Repo Facility” and together with JPM Repo Facility, USB Repo Facility, WF Repo Facility, Barclays Revolver Facility and Barclays Repo Facility, the “Repo Facilities”).
The Repo Facilities are financing sources through which the Company may pledge one or more mortgage loans to the financing entity in exchange for funds typically at an advance rate of between 65% to 80% of the principal amount of the mortgage loan being pledged.
We expect to use the advances from these Repo Facilities to finance the acquisition or origination of eligible loans, including first mortgage loans, subordinated mortgage loans, mezzanine loans and participation interests therein.
The Repo Facilities generally provide that in the event of a decrease in the value of our collateral, the lenders can demand additional collateral. Should the value of our collateral decrease as a result of deteriorating credit quality, resulting margin calls may cause an adverse change in our liquidity position.

The details of our Repo Facilities at June 30, 2021 and December 31, 2020 are as follows (dollars in thousands):
As of June 30, 2021
Repurchase Facility	Committed Financing	Amount Outstanding	Interest Expense(1)	Ending Weighted Average Interest Rate	Maturity
JPM Repo Facility	$300,000	$125,284	$1,915	2.24%	10/6/2022
CS Repo Facility	200,000	93,374	1,771	2.58%	8/19/2021
WF Repo Facility(2)	175,000	—	670	N/A	11/21/2021
Barclays Revolver Facility(3)	100,000	—	68	N/A	9/20/2021
Barclays Repo Facility(4)	300,000	68,804	1,009	2.06%	3/15/2022
Total	$1,075,000	$287,462	$5,433
(1)	For the six months ended June 30, 2021. Includes amortization of deferred financing costs.
(2)	There are two more one-year extension options available at the Company's discretion.
(3)	There is one one-year extension option available at the Company's discretion.
(4)	Includes one more one-year extension at the Company's option.
As of December 31, 2020
Repurchase Facility	Committed Financing	Amount Outstanding	Interest Expense(1)	Ending Weighted Average Interest Rate	Maturity
JPM Repo Facility(2)	$300,000	$113,884	$5,020	2.54%	10/6/2022
USB Repo Facility(3)	100,000	5,775	599	2.40%	6/15/2021
CS Repo Facility(4)	200,000	106,971	3,539	2.84%	8/19/2021
WF Repo Facility(5)	175,000	27,150	1,041	2.50%	11/21/2021
Barclays Revolver Facility(6)	100,000	—	387	N/A	9/20/2021
Barclays Repo Facility(7)	300,000	22,560	1,046	2.51%	3/15/2022
Total	$1,175,000	$276,340	$11,632
(1)	For the year ended December 31, 2020. Includes amortization of deferred financing costs.
(2)	On October 6, 2020 the maturity date was amended to October 6, 2022.
(3)	On June 9, 2020, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to June 15, 2021.
(4)
On August 28, 2020, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to August 19, 2021. Additionally, in 2020 the committed financing amount was downsized from $300 million to $200 million.

(5)
On November 17, 2020, the Company exercised the extension option upon the satisfaction of certain conditions, and extended the term maturity to November 21, 2021. There are two more one-year extension options available at the Company's discretion.

(6)	There is one one-year extension option available at the Company's discretion.
(7)	Includes two one-year extensions at the Company's option.
Other financing and loan participation - Commercial Mortgage Loans
On March 23, 2020, the Company transferred $15.2 million of its interest in a term loan to Sterling National Bank (“SNB”) via a participation agreement. Since inception, the Company's outstanding loan increased as a result of future fundings, leading to an increase in amount outstanding via the participation agreement. The Company incurred $0.2 million and $0.4 million of interest expense on the SNB term loan for the three and six months ended June 30, 2021, respectively. As of June 30, 2021 the outstanding participation balance was $37.1 million. The loan matures on February 9, 2023.
Mortgage Note Payable
On October 15, 2019, the Company obtained a commercial mortgage loan for $29.2 million related to the real estate owned portfolio. As of June 30, 2021 the loan accrued interest at an annual rate of 3.85% and matures on November 6, 2034. The Company incurred $0.3 million and $0.6 million of interest expense for the three and six months ended June 30, 2021, respectively.

Unsecured Debt
Pursuant to a lending and security agreement with Security Benefit Life Insurance Company (“SBL”), which was entered into in February 2020 and amended in March and August 2020, the Company may borrow up to $100.0 million at a rate of one-month LIBOR + 4.5%. The facility has a maturity of February 10, 2023 and is secured by a pledge of equity interests in certain of the Company’s subsidiaries. The Company incurred $0.4 million and $0.9 million of interest expense on the lending agreement with SBL for the three and six months ended June 30, 2021, respectively. As of June 30, 2021, there was no outstanding balance.
Repurchase Agreements - Real Estate Securities
The Company has entered into various Master Repurchase Agreements (the “MRAs”) that allow the Company to sell real estate securities while providing a fixed repurchase price for the same real estate securities in the future. The repurchase contracts on each security under an MRA generally mature in 30-90 days and terms are adjusted for current market rates as necessary.
Below is a summary of the Company's MRAs as of June 30, 2021 and December 31, 2020 (dollars in thousands):
				Weighted Average
Counterparty	Amount Outstanding	Interest Expense	Collateral Pledged(1)	Interest Rate	Days to Maturity
As of June 30, 2021
JP Morgan Securities LLC	$18,959	$149	$23,621	1.25%	6
Goldman Sachs International	—	37	—	N/A	N/A
Barclays Capital Inc.	27,551	375	35,676	1.34%	51
Citigroup Global Markets, Inc.	—	81	—	N/A	N/A
Total/Weighted Average	$46,510	$642	$59,297	1.30%	33
As of December 31, 2020
JP Morgan Securities LLC	$33,791	$1,668	$43,612	1.75%	31
Wells Fargo Securities, LLC	—	1,057	—	N/A	N/A
Goldman Sachs International	22,440	455	30,794	1.68%	16
Barclays Capital Inc.	76,809	2,102	97,244	1.71%	33
Credit Suisse AG	—	905	—	N/A	N/A
Citigroup Global Markets, Inc.	53,788	2,532	71,723	1.70%	29
Total/Weighted Average	$186,828	$8,719	$243,373	2.79%	33
(1)
Includes $59.3 million and $72.2 million of CLO notes, held by the Company, which are eliminated within the real estate securities, at fair value line in the consolidated balance sheets as of June 30, 2021 and December 31, 2020, respectively.

The following tables summarize our Repurchase Agreements, Commercial Mortgage Loans and our MRAs for the six months ended June 30, 2021, 2020 and 2019, respectively:
	As of June 30, 2021
	Amount Outstanding		Average Outstanding Balance
	Q1	Q2	Q1	Q2
Repurchase Agreements, Commercial Mortgage Loans	$152,925	$287,462	$340,485	$282,891
Repurchase Agreements, Real Estate Securities	$88,272	$46,510	$123,322	$57,301
	As of June 30, 2020
	Amount Outstanding		Average Outstanding Balance
	Q1	Q2	Q1	Q2
Repurchase Agreements, Commercial Mortgage Loans	$234,524	$226,224	$282,282	$238,280
Repurchase Agreements, Real Estate Securities	$496,880	$335,256	$412,809	$351,202
	As of June 30, 2019
	Amount Outstanding		Average Outstanding Balance
	Q1	Q2	Q1	Q2
Repurchase Agreements, Commercial Mortgage Loans	$370,889	$132,870	$357,850	$337,970
Repurchase Agreements, Real Estate Securities	$22,078	$85,022	$52,711	$84,179

The use of our warehouse lines is dependent upon a number of factors including but not limited to: origination volume, loan repayments and prepayments, our use of other financing sources such as collateralized loan obligations, our liquidity needs and types of loan assets and underlying collateral that we hold.
During the six months ended June 30, 2021, the maximum average outstanding balance was $475.5 million, of which $363.6 million was related to repurchase agreements on our commercial mortgage loans and $111.9 million for repurchase agreements on our real estate securities.
During the six months ended June 30, 2020, the maximum average outstanding balance was $721.0 million, of which $452.8 million was related to repurchase agreements on our commercial mortgage loans and $268.2 million for repurchase agreements on our real estate securities.
During the six months ended June 30, 2019, the maximum average outstanding balance was $565.1 million, of which $483.2 million was related to repurchase agreements on our commercial mortgage loans and $81.9 million for repurchase agreements on our real estate securities.
Private Placements
Since February 2018, we have been conducting offerings of our common stock, Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock in offerings exempt from the registration requirements of the Securities Act.
There were no issuances of common stock, Series A Preferred Stock or Series C Preferred Stock during the six months ended June 30, 2021.
As of June 30, 2021, we had no outstanding binding purchase commitments for common stock, Series A Preferred Stock or Series C Preferred Stock.
On March 15, 2021, the Company and SBL entered into an agreement pursuant to which the SBL agreed to (i) exchange the 14,949 shares of the Series A Preferred Stock it held for an equal amount of Series D Preferred Stock and (ii) purchase from the Company an additional 3,000 newly issued shares of Series D Preferred Stock for $15.0 million (net of accrued and unpaid dividends on the exchanged Series A Preferred Stock). The transaction settled on March 18, 2021.
The following table summarizes the issuance of Series D Preferred Stock in these offerings (dollars in thousands, except share amounts):
Total
	Shares Issued	Proceeds
Balance, December 31, 2020	—	$—
January 2021	—	—
February 2021	—	—
March 2021	17,950	89,722
April 2021	—	—
May 2021	—	—
June 2021	—	—
Ending Balance June 30, 2021	17,950	$89,722
As of June 30, 2021, we had no outstanding binding purchase commitments for Series D Preferred Stock.
The following tables present the activity in the Company's Series A Preferred Stock for the periods ended June 30, 2021 and June 30, 2020, respectively (dollars in thousands, except share amounts):
	Shares	Amount
Balance, December 31, 2020	40,515	$202,292
Exchanged for Series D Preferred Stock	(14,950)	(74,748)
Dividends paid in Preferred Stock	2	5
Offering costs	—	(14)
Amortization of offering costs	—	44
Ending Balance June 30, 2021	25,567	$127,579

	Shares	Amount
Balance, December 31, 2019	40,500	$202,144
Issuance of Preferred Stock	14	70
Dividends paid in Preferred Stock	—	—
Offering costs	—	(9)
Amortization of offering costs	—	48
Ending Balance, June 30, 2020	40,514	$202,253
The following table presents the activity in the Company's Series C Preferred Stock for the period ended June 30, 2021 and June 30, 2020, respectively (dollars in thousands, except share amounts):
	Shares	Amount
Balance, December 31, 2020	1,400	$6,962
Issuance of Preferred Stock	—	—
Dividends paid in Preferred Stock	—	—
Offering costs	—	—
Amortization of offering costs	—	4
Ending Balance, June 30, 2021	1,400	$6,966
	Shares	Amount
Balance, December 31, 2019	1,400	$6,966
Issuance of Preferred Stock	—	—
Dividends paid in Preferred Stock	—	—
Offering Costs	—	(9)
Amortization of offering costs	—	3
Ending Balance, June 30, 2020	1,400	$6,960
The following table present the activity in the Company's Series D Preferred Stock for the three months ended June 30, 2021 (dollars in thousands, except share amounts):
	Shares	Amount
Balance, December 31, 2020	—	$—
Issuance of Preferred Stock	17,950	89,748
Dividends paid in Preferred Stock	—	—
Offering Costs	—	(83)
Amortization of offering costs	—	5
Ending Balance, June 30, 2021	17,950	$89,670
As of June 30, 2020 the Company did not have any Series D Preferred Stock outstanding.
Distributions
In order to maintain its election to qualify as a REIT, the Company must currently distribute, at a minimum, an amount equal to 90% of its taxable income, without regard to the deduction for distributions paid and excluding net capital gains. The Company must distribute 100% of its taxable income (including net capital gains) to avoid paying corporate U.S. federal income taxes.
Distributions on our common stock are payable when authorized and declared by our Board of Directors. Distribution payments are dependent on the availability of funds. Our Board of Directors may reduce the amount of distributions paid or suspend distribution payments at any time, and therefore, distributions payments are not assured.

Dividends payable on each share of Series A, Series C and Series D Preferred Stock are generally equal to the quarterly dividend that would have been paid had such share of Preferred Stock been converted to a share of common stock, except to the extent common stock dividends have been reduced below certain specified levels. To the extent dividends on shares of Preferred Stock are not authorized and declared by our board of directors and paid by the Company monthly, the dividend amounts will accrue.
In April 2020, the Company’s Board of Directors unanimously approved a transition in the timing of its dividend payments, if any, to holders of the Company’s common stock from a monthly payment with daily accruals to a quarterly accrual and payment basis. Similarly, the Company began paying accrued and unpaid dividends on Preferred Stock on a quarterly basis.
In May 2021 the Company’s board of directors declared the following second quarter 2021 dividends: (i) a quarterly cash dividend of $0.275 per common share (equivalent to $1.10 per annum) which was paid in July 2021 to holders of record on June 30, 2021, and (ii) a quarterly cash dividend per share of Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock equivalent to the amount of distributions that would have been paid upon a conversion of such share of Preferred Stock into common stock, which was paid in July 2021 to holders of record on June 30, 2021. On June 28, 2021, the Company temporarily suspended the DRIP and as a result, DRIP participants, along with all other holders of the Company’s equity securities, received their second quarter 2021 Company dividends (paid in July 2021) in cash. The Company expects that the DRIP will be reactivated for the third quarter 2021 dividend.
The below table shows the distributions paid on shares outstanding of common stock during the six months ended June 30, 2021 and June 30, 2020 (dollars in thousands):
Six Months Ended June 30, 2021
Payment Date	Amount Paid in Cash	Amount Issued under DRIP
January 4, 2021	$9,652	$2,584
April 1, 2021	9,603	2,530
Total	$19,255	$5,114
Six Months Ended June 30, 2020
Payment Date	Amount Paid in Cash	Amount Issued under DRIP
January 2, 2020	$4,154	$1,211
February 5, 2020	4,177	1,210
March 2, 2020	3,919	1,130
April 1, 2020	5,413	—
Total	$17,663	$3,551
The following table shows the sources for the payment of distributions to common stockholders for the periods presented (dollars in thousands):
	Three Months Ended June 30,				Six Months Ended June 30,
	2021		2020		2021		2020
Distributions:
Distributions paid in Cash	$9,603		$5,413		$19,255		$17,663
Distributions Reinvested	2,530		—		5,114		3,551
Total Distributions	$12,133		$5,413		$24,369		$21,214
Source of Distribution Coverage:
Net Income	$9,603	79.1%	$4,359	80.5%	$19,255	79.0%	$—	—%
Available Cash on hand	—	—%	1,054	19.5%	—	—%	17,663	83.3%
Common Stock Issued Under DRIP	2,530	20.9%	—	—%	5,114	21.0%	3,551	16.7%
Total Sources of Distributions	$12,133	100.0%	$5,413	100.0%	$24,369	100.0%	$21,214	100.0%
Net Income/(Loss) applicable to common stock (GAAP)	$22,998		$4,359		$46,402		$(7,556)

Cash Flows
Cash Flows for the Six Months Ended June 30, 2021
Net cash provided by operating activities for the six months ended June 30, 2021 was $54.2 million. Cash inflows were primarily driven by net income of $60.2 million, partially offset by net outflows of $8.3 million related to originations of and proceeds from sales of commercial mortgage loans, measured at fair value.
Net cash used in investing activities for the six months ended June 30, 2021 was $258.8 million. Cash outflows were primarily driven by origination and purchase of $917.2 million of commercial mortgage loans, held for investment. Outflows were offset by proceeds from the sale/repayment of real estate securities of $178.0 million, principal repayments on commercial mortgage loans, held for investment of $468.7 million and proceeds from sale of real estate owned, held for sale of $10.8 million.
Net cash provided by financing activities for the six months ended June 30, 2021 was $190.1 million. Cash inflows were primarily driven by net proceeds from borrowings on CLOs and repurchase agreements - commercial mortgage loans of $338.1 million and $11.1 million, respectively, and proceeds from issuances of redeemable convertible preferred stock of $15.0 million. Inflows were offset by net repayments on our CMBS MRAs of $140.3 million. Additionally, $26.0 million was used in cash distributions to stockholders and $9.2 million was used for stock repurchases.
Cash Flows for the Six Months Ended June 30, 2020
Net cash provided by operating activities for the six months ended June 30, 2020 was $75.2 million. Cash inflows were primarily driven by net proceeds from originations of and proceeds from sales of commercial mortgage loans, measured at fair value for $28.5 million and net interest proceeds related to interest income and interest expense for $58.0 million. Inflows were partially offset by the payment of $22.1 million of operating expenses.
Net cash provided by investing activities for the six months ended June 30, 2020 was $128.9 million. Cash inflows were primarily driven by proceeds from principal repayments of $603.6 million received on commercial mortgage loans and proceeds from the sale of real estate securities of $79.4 million. Inflows were partially offset by the origination and acquisition of $417.2 million of commercial mortgage loans and the purchase of real estate securities of $134.8 million.
Net cash used in financing activities for the six months ended June 30, 2020 was $186.1 million. Cash outflows were primarily driven by net repayment on our Repo Facilities, CMBS MRAs, and CLOs of $26.3 million, $59.1 million and $110.5 million respectively. Additionally, $23.8 million was used in cash distributions to stockholders and $6.9 million was used for stock repurchases. Outflows were partially offset by proceeds from issuances of common stock for $10.9 million and borrowing on the other financing and loan participation and the mortgage note payable for $29.8 million.
Election as a REIT
We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ended December 31, 2013. As a REIT, if we meet certain organizational and operational requirements and distribute at least 90% of our “REIT taxable income” (determined before the deduction of dividends paid and excluding net capital gains) to our stockholders in a year, we will not be subject to U.S. federal income tax to the extent of the income that we distribute. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and U.S. federal income and excise taxes on our undistributed income.

Contractual Obligations and Commitments
Our contractual obligations, excluding interest obligations (as amounts are not fixed or determinable), as of June 30, 2021 are summarized as follows (dollars in thousands):
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Unfunded loan commitments(1)	$33,413	$136,634	$220,296	$—	$390,343
Repurchase agreements - commercial mortgage loans	162,178	125,284	—	—	287,462
Repurchase agreements - real estate securities	46,510	—	—	—	46,510
CLOs(2)	—	—	—	1,977,315	1,977,315
Mortgage Note Payable	—	—	—	29,167	29,167
Total	$242,101	$261,918	$220,296	$2,006,482	$2,730,797
(1)	The allocation of our unfunded loan commitments is based on the earlier of the commitment expiration date or the loan maturity date.
(2)	Excludes $300.1 million of CLO notes, held by the Company, which are eliminated within the collateralized loan obligation line of the consolidated balance sheet as of June 30, 2021.
Related Party Arrangements
Amended Advisory Agreement
Refer to “Note 11 - Related Party Transactions and Arrangements” for a summary of the Company’s Advisory Agreement with the Advisor and amounts paid to the Advisor pursuant to the Advisory Agreement for the three and six months ended June 30, 2021 and 2020.
Lending Agreement with Stockholder
Pursuant to a lending and security agreement with SBL, which was entered into in February 2020 and amended in March and August 2020, the Company may borrow up to $100.0 million at a rate of one-month LIBOR + 4.5%. The facility has a maturity of February 10, 2023 and is secured by a pledge of equity interests in certain of the Company’s subsidiaries. The Company incurred $0.4 million and $0.9 million interest expense on the lending agreement with SBL for the three and six months ended June 30, 2021, respectively. As of June 30, 2021 there was no outstanding balance under the lending agreement.
SBL also holds 17,950 shares of the Company's outstanding shares of Series D Preferred Stock of which, 14,950 shares were acquired in exchange for an equivalent number of shares of Series A Preferred Stock in March 2021. SBL also acquired an additional 3,000 shares of Series D Preferred Stock at the liquidation preference of $15.0 million (net of accrued and unpaid dividends on the exchanged Series A Preferred Stock) in such transaction.
Capstead Merger Agreement
See Note 16 - Subsequent Events for information about the definitive merger agreement we signed with Capstead and the Advisor.
Off Balance Sheet Arrangements
We currently have no off balance sheet arrangements as of June 30, 2021 and through the date of the filing of this Form 10-Q.
Non-GAAP Financial Measures
Funds from Operations and Modified Funds from Operations
Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts (“NAREIT”) and the Investment Program Association (“IPA”) industry trade groups, have each promulgated measures respectively known as funds from operations (“FFO”) and modified funds from operations (“MFFO”), which we believe to be appropriate supplemental measures to reflect the operating performance of a REIT. The use of FFO and MFFO is recommended by the REIT industry as supplemental performance measures. However, FFO and MFFO are not substitutes to generally accepted accounting principles (“GAAP”) net income or loss. We believe our presentations of FFO and MFFO assist investors in analyzing and comparing our operating and financial performance between reporting periods.
We define FFO, a non-GAAP measure, consistent with the standards established by NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of certain real estate assets, gains or losses from change in control and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity, depreciation and amortization related to real estate and after adjustments for unconsolidated partnerships and joint ventures on the same basis. Our business plan is to operate as a mortgage REIT with our portfolio consisting of commercial mortgage loan investments, investments in real estate securities and real estate owned assets.
We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010 - 01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the “Practice Guideline”) issued by the IPA in November 2010. We define MFFO as FFO further adjusted for the following items, as applicable: acquisition fees; accretion of discounts and amortization of premiums and other loan expenses on debt investments; fair value adjustments on real estate related investments such as commercial real estate securities or derivative investments included in net income; impairments of real estate related investments, gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses from fair value adjustments on real estate securities, including commercial mortgage backed securities and other securities, interest rate swaps and other derivatives not deemed to be hedges and foreign exchanges holdings; unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums and other loan expenses on debt investments, gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such gains and losses in calculating MFFO, as such gains and losses are not reflective of our core operations.
Our MFFO calculation excludes impairments of real estate related investments, including loans. We assess the credit quality of our investments and adequacy of credit loss reserves on a quarterly basis, or more frequently as necessary. For loans classified as held for investment, we establish and maintain a general allowance for credit losses inherent in our portfolio at the reporting date and, where appropriate, a specific allowance for credit losses for loans we have determined to be impaired at the reporting date. An individual loan is considered impaired when it is deemed probable that we will not be able to collect all amounts due according to the contractual terms of the loan. Real estate securities which have experienced a decline in the fair value below their amortized cost basis (i.e., impairment) are evaluated each reporting period to determine whether the decline in fair value is due to credit-related factors.
Credit-related impairment is recognized as an allowance on the consolidated balance sheets with a corresponding adjustment on the consolidated statements of operations. Significant judgment is required in this analysis. We consider the estimated net recoverable value of the loan or security as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the competitive situation of the region where the borrower does business. Fair value is typically estimated based upon discounting the expected future cash flows of the underlying collateral taking into consideration the discount rate, capitalization rate, occupancy, creditworthiness of major tenants and many other factors.
This requires significant judgment and because it is based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a specific allowance for credit losses is recorded. In the case of real estate securities, all or a portion of a deemed impairment may be recorded. Due to our limited life, any allowance for credit losses or impairment of real estate securities recorded may be difficult to recover.

The table below reflects the items deducted or added to net income or loss in our calculation of FFO and MFFO for the three and six months ended June 30, 2021 and June 30, 2020 (dollars in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Funds From Operations:
Net income/(loss)	$30,010	$7,814	$60,156	$414
Impairment losses on real estate owned assets	—	—	—	398
Depreciation and amortization	406	586	812	1,174
Funds from operations	$30,416	$8,400	$60,968	$1,986
Modified Funds From Operations:
Funds from operations	$30,416	$8,400	$60,968	$1,986
Amortization of premiums, discounts and fees on investments, net	(1,684)	(1,331)	(2,853)	(3,041)
Acquisition fees and acquisition expenses	169	175	322	317
Unrealized (gain)/loss on financial instruments	2,518	(1,514)	(76)	5,317
Provision/(benefit) for credit losses	(1,508)	4,042	(3,839)	18,639
Modified funds from operations (1)	$29,911	$9,772	$54,522	$23,218
(1)
Modified funds from operations for the six months ended June 30, 2020 includes a non-cash charge of $4.5 million related to the call of BSPRT 2017 - FL2 CLO on January 15, 2020. Excluding the non-cash charge modified funds from operations would be $27.7 million. For six months ended June 30, 2021 there were no such non-cash adjustment.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk.
Credit Risk
Our investments are subject to a high degree of credit risk. Credit risk is the exposure to loss from loan defaults. Default rates are subject to a wide variety of factors, including, but not limited to, borrower financial condition, property performance, property management, supply/demand factors, construction trends, consumer behavior, regional economics, interest rates, the strength of the U.S. economy, and other factors beyond our control. All loans are subject to a certain probability of default. We manage credit risk through the underwriting process, acquiring our investments at the appropriate discount to face value, if any, and establishing loss assumptions. We also carefully monitor the performance of the loans, as well as external factors that may affect their value.
Capital Market Risk
We are exposed to risks related to the debt capital markets, and our related ability to finance our business through borrowings under repurchase obligations or other debt instruments. As a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore requires us to utilize debt or equity capital to finance our business. We seek to mitigate these risks by monitoring the debt capital markets to inform our decisions on the amount, timing and terms of capital we raise.
The COVID-19 pandemic has resulted in extreme volatility in a variety of global markets, including the real estate-related debt markets. We have and may continue to receive margin calls from our lenders as a result of the decline in the market value of the assets pledged by us to our lenders under our repurchase agreements and warehouse credit facilities, and if we fail to resolve such margin calls when due by payment of cash or delivery of additional collateral, the lenders may exercise remedies including demanding payment by us of our aggregate outstanding financing obligations and/or taking ownership of the loans or other assets securing the applicable obligations and liquidating them at inopportune prices.
Interest Rate Risk
Our market risk arises primarily from interest rate risk relating to interest rate fluctuations. Many factors including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk. To meet our short and long-term liquidity requirements, we may borrow funds at fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes in earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. We do not have any foreign denominated investments, and thus, we are not exposed to foreign currency fluctuations.
As of June 30, 2021 and December 31, 2020, our portfolio included 142 and 133 variable rate investments, respectively, based on LIBOR for various terms. Borrowings under our repurchase agreements are also based on LIBOR. The following table quantifies the potential changes in interest income net of interest expense should interest rates increase by 50 or 100 basis points or decrease by 25 basis points, assuming that our current balance sheet was to remain constant and no actions were taken to alter our existing interest rate sensitivity.
For the LIBOR sensitivity range, a reduction in LIBOR results in an increase in our portfolio return. This is driven by the LIBOR floor in place for majority of our commercial mortgage loans, held for investment. In contrast, the majority of our financing instruments do not have LIBOR floors. The presence of a LIBOR floor on interest-bearing assets coupled with lack of LIBOR floor on the majority of interest bearing liabilities allows the portfolio to generate a higher return for a decrease in LIBOR rate compared to increase in LIBOR rate for the LIBOR range presented:
	Estimated Percentage Change in Interest Income Net of Interest Expense
Change in Interest Rates	June 30, 2021	December 31, 2020
(-) 25 Basis Points	1.71%	2.16%
Base Interest Rate	—%	—%
(+) 50 Basis Points	(4.76)%	(5.87)%
(+) 100 Basis Points	(7.21)%	(9.86)%
Real Estate Risk
The market values of commercial mortgage assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, the impacts of the COVID-19 pandemic, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; and demographic factors. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause us to suffer losses.
Item 4.
Controls and Procedures.
Disclosure Controls and Procedures
In accordance with Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, as of the end of such period, that our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in our reports that we file or submit under the Exchange Act.
Changes in Internal Control Over Financial Reporting
During the quarter ended June 30, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II
Item 1.
Legal Proceedings.
The Company is not presently involved in any material litigation arising outside the ordinary course of business. However, the Company is involved in routine litigation arising in the ordinary course of business, none of which the Company believes, individually or in the aggregate, will have a material impact on the Company’s financial condition, operating results or cash flows.
Item 1A.	Risk Factors.
Our potential risks and uncertainties are presented in the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2020. Except as set forth below, there have been no material changes from these risk factors.
Risks Related to the Merger With Capstead Mortgage Corporation (“Capstead”)
The proposed merger is subject to a number of conditions which, if not satisfied or waived in a timely manner, would delay the merger or adversely impact the parties’ ability to complete the transaction.
The completion of the proposed merger is subject to the satisfaction or waiver of a number of conditions. In addition, under circumstances specified in the merger agreement, the Company or Capstead may terminate the merger agreement. In particular, completion of the merger requires the approval of the Capstead stockholders. While it is currently anticipated that the merger will be completed in the fourth quarter of 2021, there can be no assurance that the conditions to closing will be satisfied in a timely manner or at all, or that an effect, event, circumstance, occurrence, development or change will not transpire that could delay or prevent these conditions from being satisfied. Accordingly, the Company and Capstead cannot provide any assurances with respect to the timing of the closing, whether the merger will be completed at all and when the Capstead stockholders would receive the consideration for the merger, if at all.
Failure to consummate the proposed merger with Capstead could negatively impact our future business and financial results.
If the proposed merger with Capstead is not consummated, our business may be adversely affected and, without realizing any of the potential benefits of having consummated the merger with Capstead, we will be subject to a number of risks, including the following:
•	the Company’s stockholders would be prevented from realizing the anticipated benefits of the merger;
•	reputational harm due to the adverse perception of any failure to successfully consummate the merger;
•	being required, under certain circumstances, to pay to Capstead a termination fee or expense amount;
•	incurrence of substantial costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and
•	the attention of our management may be diverted from the day-to-day business and operational matters as a result of efforts relating to attempting to consummate the merger.
Any delay in the consummation of the merger or any uncertainty about the consummation of the merger on terms other than those contemplated by the merger agreement, or if the merger is not completed, could materially adversely affect the business and financial results of the Company.

Risks Related to Our Business Following the Proposed Merger with Capstead
Following the Merger, the combined company may be unable to realize the anticipated benefits of the merger on the anticipated timeframe or at all.
The merger involves the combination of two companies that currently operate as independent public companies. The potential difficulties the combined company may encounter in combining the companies include, but are not limited to, the following:
•
the inability of the combined company to successfully redeploy the capital acquired in connection with the merger into the Company’s investment strategies at values the Company expects or in the expected timetable;

•	the complexities of combining two companies with different histories and portfolio assets;
•	potential unknown liabilities and unforeseen increased expenses, delays or conditions associated with the merger; and
•	performance shortfalls as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.
For all these reasons, you should be aware that it is possible that the combination process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in its operations, services, standards, controls, policies and procedures, any of which could adversely affect the combined company’s ability to deliver investment returns to stockholders, to maintain relationships with its key stakeholders, to achieve the anticipated benefits of the merger, or could otherwise materially and adversely affect its business and financial results.
We will incur direct and indirect costs as a result of the proposed merger with Capstead
We will incur substantial expenses in connection with and as a result of completing the merger with Capstead and, following closing of the proposed acquisition, we expect to incur additional expenses in connection with combining the businesses of the two companies. Factors beyond our control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.
Risks Related to Capstead’s Business
Consider risk factors specific to Capstead’s business that will also affect the combined company after the acquisition of Capstead. These risks are described in Part I, Item 1A of Capstead’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in other documents filed with the SEC.
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.
Issuer Purchases of Equity Securities
Share repurchase activity under the SRP during six months ended June 30, 2021 was as follows:
	Number of Requests	Number of Shares Repurchased	Average Price per Share
Cumulative as of December 31, 2020	8,094	4,121,735	$19.88
January 1 - January 31, 2021(1)	1,355	525,580	17.53
February 1 - February 28, 2021	—	—	N/A
March 1 - March 31, 2021(1)	—	—	N/A
April 1 - April 30, 2021	—	—	N/A
May 1 - May 31, 2021(1)	—	—	N/A
June 1 - June 30, 2021	—	—	N/A
Cumulative as of March 31, 2021	9,449	4,647,315	$19.61
(1)
Reflects shares repurchased pursuant to repurchase requests submitted for the second semester of 2020, including 15,772 and 3,784 shares which for administrative reasons were processed in March 2021 and May 2021, respectively. Pursuant to the terms of the SRP, the Company is only authorized to repurchase up to the amount of proceeds reinvested through our DRIP during the applicable semester. As a result, redemption requests in the amount of 1,881,556 shares were not fulfilled for the second semester of 2020.

In connection with the adoption of the Merger Agreement with Capstead Mortgage Corporation, Rodeo Sub I, LLC, a wholly-owned subsidiary of the Company, and the Advisor (as discussed in Note 16 – Subsequent Events) and the anticipated listing of the Company’s common stock on the New York Stock Exchange, the Company’s board of directors has approved the termination of the SRP, effective upon, and conditioned on, the consummation of the merger. The Company processed redemptions under the SRP for the first semester of 2021 in the ordinary course.
Item 3.	Defaults upon Senior Securities.
Not applicable.
Item 4.	Mine Safety Disclosures.
Not applicable.
Item 5.	Other Information.
None.
Item 6.	Exhibits.
EXHIBITS INDEX
The following exhibits are included in this Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (and are numbered in accordance with Item 601 of Regulation S-K).
Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of July 25, 2021, by and among Benefit Street Partners Realty Trust, Inc., Rodeo Sub I, LLC, Capstead Mortgage Corporation and Benefit Street Partners L.L.C. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 26, 2021).

31.1*
Certification of the Principal Executive Officer of the Company pursuant to Securities Exchange Act Rule 13a - 14(a) or 15(d) - 14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*
Certification of the Principal Financial Officer of the Company pursuant to Securities Exchange Act Rule 13a - 14(a) or 15(d) - 14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32*
Written statements of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*
XBRL (eXtensible Business Reporting Language). The following materials from Benefit Street Partners Realty Trust, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) the Consolidated Statement of Changes in Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements.

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Filed herewith.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Benefit Street Partners Realty Trust, Inc.

Dated:	August 12, 2021	By	/s/ Richard J. Byrne
Name: Richard J. Byrne
Title: Chief Executive Officer and President (Principal Executive Officer)

Dated:	August 12, 2021	By	/s/ Jerome S. Baglien
Name: Jerome S. Baglien
Title: Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)